Form 20-F/A
period 1999-12-31
NUEVO GRUPO IUSACELL SA DE CV
filed 2000-04-13
CIK 1089695

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                               Amendment No. 1 to
                                    Form 20-F
                         -------------------------------

           | | REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
              |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999
                                       OR
            | | TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from to

                         Commission File Number 1-12500
                             ----------------------
                          GRUPO IUSACELL, S.A. DE C.V.
                                      f/k/a
                       NUEVO GRUPO IUSACELL, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                              IUSACELL GROUP, INC.
                (Translation of Registrant's name into English)

                              UNITED MEXICAN STATES
                (Jurisdiction of incorporation or organization)
                            ------------------------
                      PROLONGACION PASEO DE LA REFORMA 1236
                                COLONIA SANTA FE
                              DELEGACION CUAJIMALPA
                               05348 MEXICO, D.F.
                    (Address of principal executive offices)
                            ------------------------
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

--------------------

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
REPORT:

           Series A Capital Stock          736,830,745  shares
           Series V Capital Stock          578,200,867  shares

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                   YES [X] NO[ ]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW: ITEM 17 [ ] ITEM 18 [X]
================================================================================

                                TABLE OF CONTENTS

                                                                                                                    PAGE
                                                                                                                    ----
PART I..........................................................................................................      1

     ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.........................................      1

     ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE.......................................................      1

     ITEM 3.      KEY INFORMATION...............................................................................      2

     ITEM 4.      INFORMATION ON THE COMPANY....................................................................     16

     ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................................     46

     ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................     71

     ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................................     79

     ITEM 8.      FINANCIAL INFORMATION.........................................................................     84

     ITEM 9.      THE OFFER AND LISTING.........................................................................     87

     ITEM 10.     ADDITIONAL INFORMATION........................................................................     94

     ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................................    107

     ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................    109

PART II.........................................................................................................    114

     ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................    114

     ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..................    114

     ITEM 15.     RESERVED......................................................................................    114

     ITEM 16.     RESERVED......................................................................................    114

PART III........................................................................................................    115

     ITEM 17.     FINANCIAL STATEMENTS..........................................................................    115

     ITEM 18.     FINANCIAL STATEMENTS..........................................................................    116

     ITEM 19.     FINANCIAL STATEMENTS AND EXHIBITS.............................................................    116

-------------------

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

Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which we refer to as the Noon Buying Rate, at December 31, 1999, which was Ps.9.480 per

U.S.$1.00. These currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been, could have been or could be converted into U.S. dollars at those or any other rates of exchange.

                              --------------------

We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Grupo Iusacell, S.A. de C.V., Prolongacion Paseo de la Reforma 1236, Colonia Santa Fe, Delegacion Cuajimalpa, 05348 Mexico, D.F., Attention: Director, Investor Relations. Telephone requests may be directed to 011-52-5109-5759.

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

                       A. DIRECTORS AND SENIOR MANAGEMENT

     See Item 6, "Directors, Senior Management and Employees."

                                   B. ADVISERS

         Principal Banker. Iusacell's principal commercial banker is The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017.

         Legal Advisers. Iusacell's principal United States legal advisers are Clifford Chance Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166.

         Iusacell's principal Mexican corporate and securities legal advisers are De Ovando y Martinez del Campo, S.C., Bosque de Alisos 47-B, Suite 101, Col. Bosques de las Lomas, 05120 Mexico, D.F.

                                   C. AUDITORS

         Iusacell's auditors for the 1999, 1998 and 1997 fiscal years have been PriceWaterhouseCoopers, S.C., Mariano Escobedo 573, Col. Rincon del Bosque, 11570 Mexico, D.F. The partners of PriceWaterhouseCoopers, S.C. are members of the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Publicos, A.C.).



         ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

                             ITEM 3. KEY INFORMATION

                           A. SELECTED FINANCIAL DATA

     The following tables present selected consolidated financial information of Iusacell and its consolidated subsidiaries. We have extracted some of this information from the audited consolidated financial statements of Iusacell as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997, which we refer to as the Consolidated Financial Statements appearing elsewhere in this annual report and you should read this information in conjunction with those Consolidated Financial Statements.

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

     Bulletin B-10 also requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, we have restated all data in the Consolidated Financial Statements and in the selected financial data set forth below in constant pesos as of December 31, 1999. We have not reversed the effect of these inflation accounting principles in the reconciliation to U.S. GAAP.

     Note 20 to the Consolidated Financial Statements presents the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP and contains a reconciliation of Iusacell's net income and stockholders' equity to U.S. GAAP.

     The U.S. dollar amounts provided below are translations from the peso amounts, solely for the convenience of the reader, at the Noon Buying Rate at December 31, 1999 of Ps.9.480 per U.S.$1.00. You should not construe these translations as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated as of any dates mentioned in this annual report.

                                                               AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------------------------------------
                                           1995            1996            1997            1998           1999           1999
                                       -------------   ------------   -------------   -------------   ------------   ------------
                                          (THOUSANDS OF CONSTANT DECEMBER 31, 1999 PESOS, EXCEPT                     (THOUSANDS OF
                                                        RATIOS AND SUBSCRIBER DATA)(1)                                U.S. DOLLARS,
                                                                                                                     EXCEPT RATIOS
                                                                                                                         AND
                                                                                                                   SUBSCRIBER DATA)
INCOME STATEMENT DATA:
Mexican GAAP:
Revenues:
Services ............................   Ps.2,339,757   Ps.2,120,423    Ps.2,055,803    Ps.2,750,863   Ps.3,767,693   U.S.$397,436


Telephone equipment sales
     and other ......................        416,902        342,020         422,788         421,534        436,960         46,093
                                       -------------   ------------   -------------   -------------   ------------   ------------
         Total revenues .............      2,756,659      2,462,443       2,478,591       3,172,397      4,204,653        443,529
Cost of sales:
     Cost of services ...............        857,815        777,398         685,051         860,821      1,074,191        113,311

     Cost of telephone equipment
     and other ......................        231,395        190,681         268,373         225,548        269,491         28,428
                                       -------------   ------------   -------------   -------------   ------------   ------------
         Total cost of sales ........      1,089,210        968,079         953,424       1,086,369      1,343,682        141,739

Gross profit ........................      1,667,449      1,494,364       1,525,167       2,086,028      2,860,971        301,790
Operating expenses ..................      1,217,580      1,077,389         990,880       1,210,540      1,444,799        152,405
Depreciation & amortization .........        969,994        875,692         775,258         892,850      1,425,022        150,319
Project 450 non-cash writedown ......             --             --              --       1,102,401             --             --

Operating (loss) ....................       (520,125)      (458,717)       (240,971)     (1,119,763)        (8,850)          (934)
Other (income) expense, net .........             --             --              --        (149,046)        23,054          2,432

Integral financing cost (gain):
     Interest expense, net ..........        250,931        407,093         330,659         250,873        291,417         30,740
     Foreign exchange (gain) loss,
        net .........................      1,021,304        (89,966)         64,565         939,474       (159,074)       (16,780)
     Gain on net monetary position ..       (726,412)      (504,461)       (389,975)       (762,581)      (661,868)       (69,817)
                                       -------------   ------------   -------------   -------------   ------------   ------------
         Total integral financing
            cost (gain) .............        545,823       (187,334)          5,249         427,766       (529,525)       (55,857)


Equity participation in net income
  (loss) of  associated companies ...        (56,691)         1,909         210,076          27,922        (47,611)        (5,022)
Provision for equipment
     impairment(3) ..................             --             --       1,236,307              --             --             --
Income (loss) before asset tax,
     employee profit  sharing,
     minority interest,
     extraordinary item and
     discontinued  operations .......     (1,122,639)      (269,474)     (1,272,451)     (1,370,561)       450,010         47,469
Provision for asset tax .............         42,138         50,980          60,397          72,127        132,645         13,992
Provision for income tax ............             --             --              --              --        404,810         42,701
Employee profit sharing .............          3,015             --              --              --             --             --
                                       -------------   ------------   -------------   -------------   ------------   ------------
         Total provisions for taxes
             and employee profit
             sharing ................         45,153         50,980          60,397          72,127        537,455         56,693

Income (loss) before minority
     interest, extraordinary
     item and discontinued
     operations .....................     (1,167,792)      (320,454)     (1,332,848)     (1,442,688)       (87,445)        (9,224)
Minority interest ...................         53,633          4,604             276           6,342         17,933          1,892
                                       -------------   ------------   -------------   -------------   ------------   ------------
Income (loss) before extraordinary
     item and discontinued
     operations .....................     (1,114,159)      (315,850)     (1,332,572)     (1,436,346)       (69,512)        (7,332)
Extraordinary item(4) ...............             --       (210,292)             --              --        404,810         42,701
Loss from discontinued
     operations(5) ..................             --             --              --         (20,716)        (1,536)          (162)
                                       -------------   ------------   -------------   -------------   ------------   ------------
Net income (loss) ...................  Ps.(1,114,159)   Ps.(526,142)  Ps.(1,332,572)  Ps.(1,457,062)    Ps.333,762    U.S.$35,207
                                       =============   ============   =============   =============   ============   ============

Income (loss) per share before
    extraordinary item ..............       Ps.(1.15)      Ps.(0.31)       Ps.(1.24)       Ps.(1.30)      Ps.(0.06)  U.S.$  (0.01)
Net income (loss) per share .........          (1.15)         (0.53)          (1.24)          (1.30)          0.26           0.03

U.S. GAAP:(6)
Total revenues ......................   Ps.2,756,659   Ps.2,576,730    Ps.2,593,830    Ps.3,192,641   Ps.4,204,653   U.S.$ 443,529
Operating profit (loss) .............       (520,125)      (728,762)     (1,652,678)       (947,509)       (77,878)        (8,215)
Net income (loss) ...................       (526,112)      (187,934)       (904,623)     (1,447,526)       234,232         24,708
Basic and diluted income (loss)
    per share(7) ....................          (0.53)         (0.21)          (0.84)          (1.35)          0.18           0.02


--------------------------
Footnotes appear on page 5.

                                                                       AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------------------------------
                                           1995             1996            1997              1998              1999
                                        ----------       ----------       --------         ----------          -------

                                                    (THOUSANDS OF CONSTANT DECEMBER 31, 1999 PESOS, EXCEPT RATIOS
                                                                            AND SUBSCRIBER DATA)(1)


BALANCE SHEET DATA:

Mexican GAAP:
Working capital ..................  Ps. (2,092,051)  Ps. (2,360,531)  Ps. (347,028)    Ps. (1,349,797)  Ps.    809,505
Property and equipment,
  net ............................       6,207,867        4,790,395      4,016,213          5,961,927        6,771,108
Total assets .....................      10,552,312        8,633,851      8,892,877         11,151,350       14,834,370
Total debt .......................       2,404,203        2,034,552      2,959,543          5,002,121        7,916,374
Stockholders' equity .............       6,355,445        4,828,755      4,434,109          4,118,268        5,243,361
U.S. GAAP:(6)
Working capital ..................  Ps. (2,421,680)  Ps. (2,532,213)  Ps. (559,374)    Ps. (1,517,058)  Ps.    605,687
Property and equipment,
  net ............................       6,207,867        4,790,395      4,016,213          5,774,626        6,582,807
Total assets .....................      11,491,366        9,592,869      9,776,469         11,598,760       15,272,205
Total debt .......................       2,404,203        2,034,552      2,959,543          5,014,180        7,921,636
Minority interest ................         (37,111)           8,058         15,418                911           33,069
Stockholders' equity .............       5,375,168        4,380,608      4,386,376          4,120,659        5,133,707

OTHER FINANCIAL DATA:
Mexican GAAP:
EBITDA(8) (21) ...................  Ps.    449,869   Ps.    416,975   Ps.  534,287     Ps.    875,488    Ps. 1,416,172
EBITDA Margin(9) .................              16%              17%            22%                28%              34%
Capital Expenditures(10) .........  Ps.    682,550   Ps.    367,715   Ps.  941,901     Ps.  3,635,488    Ps. 1,713,921
Interest expense, net ............         250,931          407,093        330,659            250,873          291,417
Ratio of earnings to fixed
  charges(11) ....................              --               --             --                 --             2.59

U.S. GAAP:
EBITDA(8) (20) ...................  Ps.    449,869    Ps.   146,930   Ps. (877,420)    Ps.  1,053,872    Ps. 1,347,144

CASH FLOW DATA(12)
Mexican GAAP:
Net cash provided (used) by
  operating activities ...........  Ps.    807,220    Ps.   458,838   Ps. (300,525)    Ps.    765,408    Ps. 1,147,442
Net cash used in investing
  activities .....................      (1,233,035)         (70,800)    (1,538,625)        (3,871,546)      (3,955,572)
Net cash provided (used) by
  financing activities ...........         311,013         (505,866)     1,855,552          3,236,271        3,673,425

U.S. GAAP:(6)
Net cash provided (used) by
  operating activities ...........  Ps.    346,676    Ps.  (114,318)  Ps.  104,786     Ps.  1,915,360    Ps.   725,289
Net cash provided (used) in
  investing activities ...........      (1,233,035)         194,635     (1,363,228)        (3,684,246)      (3,886,544)
Net cash provided (used) by
  financing activities ...........         771,561         (198,146)     1,274,845          1,899,020        4,026,550

SUBSCRIBER DATA:

POPs .............................      63,290,574       64,996,443     65,847,614         66,712,645       67,591,791
Subscribers(13)
     Contract ....................         208,802          159,144        199,964            277,014          352,289
     Prepay ......................           1,399           73,762        200,159            478,361          970,509
        Total ....................         210,201          232,906        400,123            755,375        1,322,798
Gross subscriber additions .......         103,733          172,519        406,353            747,720          788,438
Average subscribers(14) ..........         202,462          221,554        387,765            742,601        1,290,558
Penetration(15) ..................            0.33%            0.36%          0.61%              1.13%            1.96%
Average monthly contract
    churn(16) ....................            3.62%            4.28%          2.94%              2.58%            2.96%
Average monthly MOUs per
  subscriber(17) .................             140              118            105                 87               77
Nominal average monthly
  revenue per
  subscriber(18) .................  Ps.        464    Ps.       492   Ps.      464     Ps.        361    Ps.       346
Nominal cost to acquire
  a new subscriber(19) ...........  Ps.      6,143    Ps.     6,076   Ps.    5,326     Ps.      3,477    Ps.     3,527


                                    AS OF AND FOR THE YEAR
                                      ENDED DECEMBER 31,
                                    ----------------------
                                           1999
                                    ----------------------
                                       (THOUSANDS OF
                                       U.S. DOLLARS,
                                       EXCEPT RATIOS
                                       AND SUBSCRIBERS
                                       DATA)
BALANCE SHEET DATA:

Mexican GAAP:
Working capital ..................    U.S.$  85,391
Property and equipment,
  net ............................          714,252
Total assets .....................        1,564,807
Total debt .......................          835,061
Stockholders' equity .............          553,097
U.S. GAAP:(6)
Working capital ..................    U.S.$   63,891
Property and equipment,
  net ............................          694,389
Total assets .....................        1,610,992
Total debt .......................          835,616
Minority interest ................            3,488
Stockholders' equity .............          541,530

OTHER FINANCIAL DATA:
Mexican GAAP:
EBITDA(8) (21) ...................    U.S.$ 149,385
EBITDA Margin(9) .................               34%
Capital Expenditures(10) .........    U.S.$ 180,793
Interest expense, net ............           30,740
Ratio of earnings to fixed
  charges(11) ....................             2.59

U.S. GAAP:
EBITDA(8) (20) ...................    U.S.$ 142,104

CASH FLOW DATA(12)
Mexican GAAP:
Net cash provided (used) by
  operating activities ...........    U.S.$ 121,038
Net cash used in investing
  activities .....................         (417,254)
Net cash provided (used) by
  financing activities ...........          387,492

U.S. GAAP:(6)
Net cash provided (used) by
  operating activities ...........    U.S.$  76,507
Net cash provided (used) in
  investing activities ...........          (409,973)
Net cash provided (used) by
  financing activities ...........          424,742

SUBSCRIBER DATA:

POPs .............................
Subscribers(13)
     Contract ....................
     Prepay ......................
        Total ....................
Gross subscriber additions .......
Average subscribers(14) ..........
Penetration(15) ..................
Average monthly contract
    churn(16) ....................
Average monthly MOUs per
  subscriber(17) .................
Nominal average monthly
  revenue per
  subscriber(18) .................    U.S.$      36
Nominal cost to acquire
  a new subscriber(19) ...........    U.S.$     372

--------------------------
Footnotes appear on page 5.

(1) According to Mexican GAAP, financial data for all periods in the financial statements included in this annual report, unless otherwise indicated, have been restated in constant December 31, 1999 pesos. Restatement into December 31, 1999 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 1999. The inflation indices used in this annual report are 1.9687 for 1995 figures, 1.5416 for 1996 figures,
          1.3322 for 1997 figures and 1.1232 for 1998 figures.

(2) Peso amounts were converted to U.S. dollars at the Noon Buying Rate for December 31, 1999 of Ps.9.480 per U.S.$1.00. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

          In determining peso amounts of U.S. dollar-denominated obligations at December 31, 1999 in its financial statements under Mexican GAAP, however, Iusacell applied the exchange rate published by the Banco de Mexico, which on December 31, 1999 was Ps.9.4986 per U.S.$1.00. The differences between the Noon Buying Rate and the Banco de Mexico exchange rate cause certain inconsistencies between references to U.S. dollar amounts in this annual report and the actual U.S. dollar amounts. For example, Iusacell's actual total debt, excluding trade notes payable, at December 31, 1999 was U.S.$833.4 million. In preparing Iusacell's December 31, 1999 financial statements, we multiplied this amount by 9.4986 to arrive at the Ps.7,916.4 million in total debt, excluding trade notes payable. However, for purposes of this annual report, we converted this peso amount to U.S. dollars using the rate of Ps.9.480, which yields a U.S. dollar-denominated total debt, excluding trade notes payable, of U.S.$835.0 million.

          The combined effect of the restatement of the financial data in December 31, 1999 constant pesos and the convenience translation of peso amounts into U.S. dollars discussed above means that the amount shown for certain balance sheet items is not equal to the actual amounts outstanding. For example, as of December 31, 1998, after the restatement in December 31, 1999 constant pesos and the convenience translation using the December 31, 1999 Noon Buying Rate, total debt outstanding, excluding trade notes payable, was Ps.5,002.1 million, or U.S.$527.6 million. The actual amount of total debt outstanding, excluding trade notes payable, was U.S.$450.0 million. This impact explains any inconsistency between our consolidated financial information and references to U.S. dollar amounts in other sections of this annual report.

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

(6) See Note 20 to the Consolidated Financial Statements and Item 5, "Operating and Financial Review and Prospects--U.S. GAAP Reconciliation" for a discussion of differences between U.S. GAAP and Mexican GAAP.

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

          Diluted earnings (loss) per share for the year ended December 31, 1999 is equal to basic earnings (loss) per share as Iusacell no longer had any potentially dilutive or antidilutive securities.

          Diluted earnings (loss) per share for the years ended December 31, 1996 and 1995 is equal to basic earnings (loss) per share as Iusacell did not have any potentially dilutive or antidilutive securities.

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

(10) Capital expenditures includes accruals for fixed asset purchases, the capitalization of interest costs related to long term debt incurred in connection with the acquisition of property, plant and equipment, trade-in credits received from Lucent Technologies for exchanging our previous analog network for a digital and analog network supplied by Lucent Technologies, and the net value of long distance fiber acquired in swaps for Iusacell long distance fiber. For 1999, pursuant to a waiver from its lenders, capital expenditures for determining compliance with capital expenditure limitations set forth in Old Iusacell's debt covenants excludes the capitalization of interest costs and Lucent Technologies trade-in credits. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Expenditures."

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

(13) Subscribers refers to Iusacell's subscribers in its Regions at the end of the respective periods. A prepay customer is included as a subscriber if, at the end of the period, the customer's telephone number has not yet been deactivated. See Item 4, "Information on the Company--Business Overview--Cellular Services--Prepay Customers."

(14) Average subscribers represents the rolling monthly average number of subscribers for the respective periods.

(15) Penetration represents the end of period subscribers divided by the end of period POPs in Iusacell's Regions, expressed as a percentage.

(16) Effective January 1, 1998, Iusacell changed the methodology by which it determines average monthly contract churn for a given period. Average monthly contract churn for a given period is now calculated by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month contract subscribers for each of the months in such period, expressed as a percentage. Only 1997 average monthly contract churn information, which was 2.88% under the old methodology, has been restated under the new methodology. The average monthly contract churn data for 1995 and 1996 is presented under the old methodology, which calculates average monthly contract churn for a given period by dividing, for each month in that period, the total number of contract subscribers disconnected in such month by the number of contract subscribers at the beginning of such month and dividing the sum of the resulting quotients for all months in such period by the number of months in such period. See Item 4, "Information on the Company--Cellular Services--Contract Churn" and
          Item 5, "Operating and Financial Review and Prospects--Results of Operations."

(17) Effective January 1, 1998, Iusacell changed the methodology by which it determines average monthly MOUs (minutes of use) per subscriber. Average monthly MOUs per subscriber for a given period are now calculated by dividing total MOUs in the period by the sum of the monthly average subscribers for each of the months in such period. Only 1997 average monthly MOUs per subscriber information, which was 98 under the old methodology, has been restated under the new methodology. The average monthly MOUs per subscriber data for 1995 and 1996 are presented under the old methodology, which calculates average monthly MOUs per subscriber for a given period by dividing the total minutes of use for the respective period by the number of average subscribers for the respective period and dividing the quotient by the number of months in such period. See Item 5, "Operating and Financial Review and Prospects--Results of Operations." When reporting average monthly MOUs per subscriber, we exclude incoming calls only prepay subscribers and the MOUs they generate.

(18) Effective January 1, 1998, Iusacell changed the methodology by which it determines nominal average monthly cellular revenue per subscriber
          (ARPU). ARPU for a given period is now calculated by dividing the sum of the monthly cellular revenue and other cellular revenues for each of the months in the period by the sum of the monthly average cellular subscribers for each of the months in such period. Only 1997 ARPU information, which was Ps.451 under the old methodology, has been restated under the new methodology. The ARPU for 1995 and 1996 is presented under the old methodology, which calculates ARPU for a given period by dividing the total cellular service revenue for the respective period by the average number of subscribers for the respective period and dividing the quotient by the number of months in such period. See Item 5, "Operating and Financial Review and Prospects--Results of Operations." When reporting ARPU, we exclude incoming calls only prepay subscribers and the revenue they generate.

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

                                                     NOON BUYING RATE (1)
                                     PERIOD END     AVERAGE (2)     HIGH            LOW
                                     ----------     -----------    -------         -----

Year ended December 31, 1995 ...        7.740         6.526         8.050          5.270
Year ended December 31, 1996 ...        7.881         7.635         8.045          7.325
Year ended December 31, 1997 ...        8.070         7.917         8.410          7.717
Year ended December 31, 1998 ...        9.901         9.152        10.630          8.040
Year ended December 31, 1999 ...        9.480         9.563        10.600          9.243

Month ended September 30, 1999..        9.352         9.382         9.515          9.288
Month ended October 31, 1999 ...        9.618         9.575         9.732          9.405
Month ended November 30, 1999...        9.424         9.416         9.624          9.320
Month ended December 31, 1999...        9.480         9.427         9.533          9.308
Month ended January 31, 2000 ...        9.640         9.489         9.640          9.401
Month ended February 29, 2000...        9.364         9.423         9.597          9.354

------
(1) Source: Federal Reserve Bank of New York
(2) Average of month-end rates for annual data.


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

                                 D. RISK FACTORS

RISK FACTORS RELATING TO IUSACELL

WE ARE A HOLDING COMPANY AND WILL DEPEND ON OUR SUBSIDIARIES TO PAY OUR LIABILITIES

          We are a holding company with no significant assets other than the stock of our subsidiaries. We also had some cash from the remaining proceeds of the December 1999 issuance of U.S. $350.0 million of our 14 1/4% senior notes due 2006, which ultimately will be invested in additional stock of our subsidiaries.

         In order to pay our obligations, we will rely on income from dividends and other cash flow from our subsidiaries. Because we are a holding company, the claims of all holders of our subsidiaries' debt rank senior to our obligations. At December 31, 1999, our subsidiaries' total indebtedness, including trade notes payable, was Ps.4,602.4 million (U.S.$485.5 million) and may increase in the future.

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

WE ARE SUBJECT TO RESTRICTIVE COVENANTS

          The terms of our debt and of our subsidiaries' existing debt impose significant operating and financial restrictions. These restrictions will affect, and in many respects significantly limit or prohibit, our ability and the ability of our subsidiaries to, among other things,

          -         borrow money,

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

         Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new equity and debt financing, vendor financing and borrowings and equity contributions from our principal shareholders to meet such funding needs.

         As of December 31, 1999, our total consolidated indebtedness, including trade notes payable, was Ps.7,953.3 million (U.S.$838.9 million), or approximately 60.3% of our total capitalization. Although we had net income of Ps.333.8 million (U.S.$35.2 million) for the period ended December 31, 1999, we experienced net losses for each of the six years up to and including the period ended December 31, 1998. Our positive net income in 1999 was driven primarily by the benefits of foreign exchange gains attributable to the appreciation of the peso against the U.S. dollar during 1999, and monetary gains resulting from the effects of inflation on our net monetary liability position during 1999.

         For the year ended December 31, 1998, our earnings were insufficient to cover our fixed charges by Ps.2,275.5 million (U.S.$240.0 million). We had no fixed charge coverage deficiency for the year ended December 31, 1999; we had a fixed charge coverage amount of Ps.501.9 million (U.S.$52.9 million). For this purpose, earnings are calculated as income or loss before taxes plus (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense, and (iii) losses from the less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost.

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

WE MAY LOSE MONEY BECAUSE OF CURRENCY DEVALUATIONS

          While our sales are almost entirely denominated in pesos, the vast majority of our obligations, and all of our long-term debt, are denominated in U.S. dollars. As a result, except for those obligations for which we have hedging arrangements in place, we are exposed to peso devaluation risk. Although the peso appreciated 4.3% against the U.S. dollar in 1999, the peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the Noon Buying Rate rose from Ps.3.466 per U.S.$1.00 on December 19, 1994 to Ps.5.000 per U.S.$1.00 on December 31, 1994
and Ps.7.740 per U.S.$1.00 on December 31, 1995, representing a 123.3% devaluation of the peso relative to the U.S. dollar. In 1998, the peso devalued 22.7% relative to the U.S. dollar to Ps.9.901 per U.S.$1.00 on December 31, 1998.

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

         In order to implement our operating strategy through 2001, we will have to incur significant capital expenditures. We expect capital expenditures for 2000, 2001 and 2002, not including capitalized interest or capital expenditures to build out our PCS network in northern Mexico, to total approximately U.S.$495.0 million, of which approximately U.S.$225.2 million will be invested during 2000. We expect capital expenditures to build out our PCS network in northern Mexico will not exceed U.S.$55.0 million, in the aggregate, in 2000 and 2001.

         As we make additional investments in our cellular network and pursue long distance opportunities, we will need additional external funding in mid-2000 and beyond. We will also need additional external funding in 2000 in order to acquire, build out and operate PCS networks in northern Mexico. The terms of our concessions may, in the future, also require us to make other significant network investments for which additional funds would be required. We cannot assure you that we will be able to obtain additional funds, including funds from either of our principal shareholders, or capital markets, bank or vendor financing, on acceptable terms or at all.

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

WE MAY NOT HAVE ENOUGH MANAGEMENT RESOURCES TO BE ABLE TO EXPAND AS WE WISH

         We plan to continue to access additional opportunities in the wireless business in Mexico. In May 1998, we won auctions for concessions for a range of frequencies in the 1.9 GHz band to provide PCS services in two regions in northern Mexico. In late March 2000, we launched our wireless Internet service. We will have to devote substantial management resources to take advantage of new opportunities and business ventures. In so doing, we will have to attract and retain qualified management personnel in pace with our rate of growth. If we are unable to attract and retain qualified management personnel, our existing business, financial condition and results of operations could be harmed.

OUR STRATEGY TO EXPAND OUR WIRELESS FOOTPRINT IN MEXICO LEADS US TO CONSIDER SIGNIFICANT ACQUISITIONS FROM TIME TO TIME THAT MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         One of our business strategies is to provide our customers with access to reliable and high-quality wireless service throughout Mexico. Providing access in regions where we do not own concessions through roaming or airtime exchange agreements does not afford us optimal control over coverage, quality and pricing. As a result, from time to time we explore possibilities to expand our wireless footprint in Mexico.

         For example, Bell Atlantic was recently engaged in discussions regarding a transaction in which we would have acquired the four Cellular A-Band properties in northern Mexico that we do not own, which we refer to as the Northern Region Properties, as well as discussions regarding a separate transaction in which we would acquire Grupo Portatel S.A. de C.V., the cellular A-Band provider in southern Mexico commonly known as Portatel. Although the most recent discussions with respect to the Northern Region Properties have been terminated, we could discuss a combination with respect to these properties with the same or different parties in the future. The discussions with Portatel have not continued although they have not been formally terminated. We cannot predict at this time when or whether any acquisition will occur.

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

         In addition, an acquisition of the Northern Region Properties could result in a change of control, so that Bell Atlantic would no longer control or manage us. If a change of control were to occur from an acquisition of the Northern Region Properties or any other transaction, Bell Atlantic would no longer be in a position to determine our policies and strategy, manage our operations or provide the technical and financial support that we have historically relied on. It is not possible for us to describe the strategy that would be followed by Iusacell following a change of control. If Bell Atlantic were no longer to control or manage us, this would constitute a change of control under New Iusacell and Old Iusacell debt instruments relating to up to approximately U.S.$813.5 million of our indebtedness. In the event of any such change of control, New Iusacell or Old Iusacell, as the case may be, would have to make an offer to repurchase that indebtedness. We cannot assure you that either New Iusacell or Old Iusacell, or both, would have sufficient funds or have the ability to obtain sufficient funds on a timely basis to pay for any or all of the indebtedness that we may have to repurchase if that happened.

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

RISK FACTORS RELATING TO OUR SHAREHOLDERS

          We have two principal groups of shareholders. The first, Bell Atlantic, comprises various subsidiaries of Bell Atlantic Corporation. The second, the Peralta Group, comprises Mr. Carlos Peralta and a group of individuals related to him and companies controlled by him.

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

         In addition, any substantial sale by Bell Atlantic would constitute a change of control under New Iusacell and Old Iusacell debt instruments relating to up to approximately U.S.$813.5 million of our indebtedness. In the event of any such change of control, New Iusacell or Old Iusacell, as the case may be, would have to make an offer to repurchase that indebtedness. We cannot assure you that either New Iusacell or Old Iusacell, or both, would have sufficient funds or have the ability to obtain sufficient funds on a timely basis to pay for any or all of the indebtedness that we may have to repurchase if that happened.

WE DEPEND ON BELL ATLANTIC PERSONNEL; IF BELL ATLANTIC RECALLED THEM, WE WOULD HAVE INSUFFICIENT QUALIFIED EMPLOYEES

         Our Chief Executive Officer, Chief Technology Officer, General Counsel and principal strategic planning executive are employees of Bell Atlantic whose services are provided on a consulting or secondment basis. We also use the services of a number of Bell Atlantic employees on a consulting basis, primarily in the areas of network operations, information systems, strategic planning, marketing and customer care operations. So long as Bell Atlantic controls Iusacell, we expect these or other seconded employees and consultants to continue to provide services to us. If Bell Atlantic did not make these employees available to us, our results of operations and financial condition could be materially adversely affected.

ALLEGATIONS RELATING TO CARLOS PERALTA MAY PREVENT US FROM OBTAINING OR RETAINING GOVERNMENT CONCESSIONS AND MAY CAUSE OUR CUSTOMERS TO PERCEIVE US NEGATIVELY

         Mr. Carlos Peralta, a member of the Peralta Group of shareholders, is currently a director of Iusacell. In January 1996, Mr. Peralta stated that he had transferred funds to bank accounts controlled by the brother of the then President of Mexico. Press accounts have speculated that those payments were payments for governmental favors and the Swiss Government has seized the money, alleging that it was connected to money laundering. Apparently prompted by Mr. Peralta's disclosure, the Mexican tax authorities initiated tax audits of Old Iusacell, some of its subsidiaries and Mr. Peralta. In 1997, Mr. Peralta was indicted on charges of tax evasion. Mr. Peralta was subsequently acquitted of all related charges. The tax audits of Old Iusacell were completed in early 1999. In May 1999, Mexican tax authorities assessed Old Iusacell a Ps. 21.4 million penalty (U.S.$ 2.3 million at the exchange rate then in effect) for purported incorrect deductions of certain interest expense for income tax purposes, which we paid in August 1999.

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

OUR FINANCIAL STATEMENTS MAY NOT GIVE YOU THE SAME INFORMATION AS FINANCIAL STATEMENTS PREPARED UNDER U.S. ACCOUNTING RULES

         Mexican companies listed on the Mexican Stock Exchange, including Iusacell, must prepare their financial statements in accordance with Mexican generally accepted accounting principles, which we refer to as Mexican GAAP. Mexican GAAP differs in significant respects from United States generally accepted accounting principles, which we refer to as U.S. GAAP, including the treatment of minority interest, deferred income taxes, employee profit sharing, capitalization of pre-operating costs, interest rate collars, gains from the exchange of non-monetary assets and the provisioning for the consolidation of facilities. In particular, all such Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries.

IF MEXICO EXPERIENCES ANY MORE POLITICAL AND ECONOMIC CRISES, WE MAY LOSE MONEY

          We are a Mexican company and all of our operations are in Mexico. Accordingly, the political and economic environment in Mexico has a significant impact on our financial condition and results of operations.

         The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities. In July 2000, Mexico will hold national elections followed by a change of administration in December 2000. We cannot predict the results of these elections nor the impact a change in administration might have on the Mexican economy, particularly on the current governmental commitment to the growth and deregulation of the telecommunications industry. Historically, the Mexican markets have experienced significant volatility during the transition to or following the change to a new administration. The volatility could be exacerbated by the fact that the ruling party may lose power for the first time in more than 70 years.

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

IF THE MEXICAN GOVERNMENT IMPOSES EXCHANGE CONTROLS, WE MAY NOT BE ABLE TO PURCHASE IMPORTED GOODS OR MAKE DIVIDEND, PRINCIPAL AND INTEREST PAYMENTS IN U.S. DOLLARS

         In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars or other foreign currencies to purchase imported goods and to meet our U.S. dollar obligations, such as the payment of dividends or principal and interest under any debt securities.

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

IF WE ARE UNABLE TO FILE CONSOLIDATED TAX RETURNS, OUR TAX MAY INCREASE AND WE MAY MAKE LESS MONEY

         Prior to January 1, 1999, we prepared our tax returns on a fully consolidated basis for all but three of our subsidiaries, benefiting from the ability to offset losses incurred by some subsidiaries against the gains of others in the consolidated group. We have never fully consolidated for tax purposes those companies in which we own less than a majority of the voting shares, even though some of these companies are consolidated for accounting purposes. Beginning January 1, 1999, as a result of Mexican income tax law amendments, we must limit our tax consolidation to 60% of our wholly-owned subsidiaries, although we are contesting such amendments. Related changes to the Mexican tax law, together with the recapitalization and restructuring plan completed in August 1999 that resulted in New Iusacell owning more than 50% of Old Iusacell's shares, may materially impact the ability of Old Iusacell to continue to prepare consolidated tax returns for itself and most of its subsidiaries and thereby apply its net loss carryforwards against its subsidiaries' profits. In that case, the taxes that we pay as a group would increase, resulting in a decrease in our net income or an increase in our net loss. We are currently analyzing the effect of these changes in law and ways to minimize their impact and we cannot predict what the ultimate result of these changes will be.

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

         On July 6, 1999, New Iusacell launched an offer to exchange two classes of New Iusacell voting ordinary shares for the four classes of Old Iusacell ordinary shares then outstanding on a one-for-one basis. We completed this offer on August 10, 1999 and, as a result, New Iusacell acquired 99.5% of the outstanding Old Iusacell shares. On January 31, 2000, New Iusacell launched a second exchange offer for the purpose of exchanging American depositary shares representing New Iusacell's series V shares for the balance of American depositary shares representing Old Iusacell's series D and series L shares on a one-for-one basis. We completed this offer on February 29, 2000 and, as a result, New Iusacell now holds 99.9% of the outstanding Old Iusacell shares. We intend to acquire for cash the remaining Old Iusacell shares held by entities other than New Iusacell or its subsidiaries.

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

         In September 1997, in order to focus exclusively on its core Mexican market, Old Iusacell sold its direct and indirect interests in Ecuadorian cellular and paging companies for approximately U.S.$31.4 million, net of taxes. See Item 4B, "Information on the Company--Business Overview--International Joint Ventures."

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

         Over its last three full fiscal years, and excluding the effects of inflation accounting, capitalized interest and certain non-cash trade-in credits, Old Iusacell has invested approximately U.S.$480.2 in capital expenditures, primarily for its cellular communications network, its long distance network, the new billing and customer care systems and administrative systems. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Expenditures."

         In 2000, we plan to make at least U.S.$225.2 million in capital expenditures, not including capitalized interest, to increase the capacity and coverage and improve the quality of, and enhance the features available through, our wireless and long distance networks, complete the initial buildout of our long distance network, and improve our billing and customer care systems. We are also required to initiate commercial operation of PCS service in Region 1 and Region 4 by September 2000 and cover 20% of the POPs in those regions by September 2001, which will require approximately U.S.$55.0 million in additional capital expenditures. All this capital equipment will be deployed in Mexico. We expect to finance our 2000 capital expenditure plan through cash from operations, the approximately U.S.$120.0 million in proceeds remaining at the beginning of 2000 from the issuance by New Iusacell of U.S.$350.0 million in 14 1/4 % Senior Notes due 2006 in December 1999, vendor financing and the proceeds from a planned public offering of our series V shares. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

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

                              B. BUSINESS OVERVIEW

         We are the second largest wireless telecommunications provider in Mexico with more than 1.3 million cellular customers at December 31, 1999. We own and operate concessions in the 800 MHz band to provide cellular wireless services in four contiguous regions in central Mexico. These regions include Mexico City, one of the world's most populous cities, and the cities of Guadalajara, Leon, Puebla, Acapulco and Veracruz, and combined represent approximately 68 million POPs or 69% of Mexico's total population.

         Since February 1997, Iusacell has been under the management control of subsidiaries of Bell Atlantic Corporation. From late 1993 through February 1997, Bell Atlantic participated substantially in the financial and technological operations of Iusacell. Since Bell Atlantic assumed control of our Board of Directors and management, Bell Atlantic personnel seconded to Iusacell and Bell Atlantic consultants have been integrally involved in managing our day-to-day operations and defining and implementing our long-term strategy. Since 1993, Bell Atlantic has invested approximately U.S.$1.2 billion for its current 40.2% economic and voting interest in Iusacell.

         Since Bell Atlantic took control of Iusacell's management in February 1997, our subscriber base has grown from approximately 245,000 to 1,322,798 subscribers as of December 31, 1999. Of these subscribers, 352,289 were post-paid contract customers who purchase cellular services pursuant to fixed term contracts and the remaining 970,509 were customers who pay for their cellular services in advance through the purchase of prepay calling cards. Approximately 207,000 of these prepay customers are incoming calls only customers who only receive incoming calls and cannot make outgoing calls. These customers generate little or no revenue. Iusacell's subscribers who can both make outgoing calls and receive incoming calls had an average monthly cellular revenue per subscriber (ARPU) during 1999 of Ps.346 (approximately U.S.$36.5), with Iusacell's prepay subscribers who can both make and receive calls having had an ARPU during 1999 of Ps.100 (approximately U.S.$10.5).

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

         The management team at Iusacell is able to draw extensively upon Bell Atlantic's expertise in the development and implementation of our operating strategy. Iusacell's Chief Executive Officer is also President of Bell Atlantic's international wireless operations and has significant experience with Bell Atlantic's wireless operations in the United States. Iusacell's Chief Technology Officer has 29 years of experience with Bell Atlantic and our full-time strategic planning executive has 22 years of experience with Bell Atlantic.

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

         In April 2000, Bell Atlantic and Vodafone AirTouch plc combined their United States wireless businesses into a new company, Verizon Wireless, which will be managed by Bell Atlantic. Under the terms of the combination, United States wireless properties currently owned by GTE will be contributed to Verizon Wireless when the merger between Bell Atlantic and GTE is completed. When additional properties from GTE's domestic wireless business are included, the new company will serve more than 24 million wireless and nearly 4 million paging customers, making it the largest wireless business in the United States. The company's footprint will cover over 90 percent of the U.S. population, and 96 of the top 100 U.S. wireless markets, with 232 million POPs.

COMPETITIVE STRENGTHS

LARGE CELLULAR SUBSCRIBER BASE

         At December 31, 1999, we had 1,322,798 cellular subscribers, including both contract and prepay subscribers. 26.6% of our cellular subscriber base consisted of customers that purchased cellular services pursuant to fixed term contracts and the remaining 73.4% of our cellular customers purchased their cellular services in advance, through prepay calling cards. Prepay customers include both those who can both receive and make calls and those who are only able to receive incoming calls. We believe that our contract customers seek the convenience of uninterrupted mobile cellular service and access to high quality customer service and are willing to pay a monthly fee for the choice of value-added services such as wireless Internet, call waiting, emergency service (*911), short messaging, voice-mail, three-way calling and caller identification. Prepay subscribers are attractive because of their higher average per minute airtime charges, lower acquisition costs and the absence of billing costs, credit concerns and collection risk.

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

          From January 1997 through December 31, 1999, we made approximately U.S $480.2 million in capital expenditures, most of which was spent on our cellular telecommunications network. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Expenditures."

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

BELL ATLANTIC WIRELESS EXPERTISE AND SUPPORT

         Our management team draws extensively upon Bell Atlantic's expertise to develop and implement our operating strategy. Bell Atlantic is the managing partner of Verizon Wireless, the wireless company formed in early April 2000 by the combination of the United States wireless businesses of Bell Atlantic and Vodafone AirTouch plc. Verizon Wireless is the largest wireless business in the United States. Bell Atlantic also has substantial investments in other wireless telecommunications companies, including Omnitel Pronto Italia S.p.A. in Italy, EuroTel Praha s.r.o. in the Czech Republic, EuroTel Bratislava a.s. in the Slovak Republic, STET Hellas Telecommunications S.A. in Greece and P.T. Excelcomindo Pratama in Indonesia. We believe that Bell Atlantic's extensive experience in the development and implementation of marketing programs designed to promote substantial subscriber growth provide us with a significant competitive advantage in the Mexican mobile wireless market. Since Bell Atlantic took management control in February 1997, our cellular subscriber base has grown from approximately 245,000 to 1,322,798 subscribers at December 31, 1999.

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

NATIONWIDE WIRELESS FOOTPRINT

         We believe that it is important to provide reliable and high quality wireless service to our customers throughout Mexico. We intend to achieve this goal by owning concessions in each region of Mexico or, in those areas where we are unable to secure concessions, by exchanging airtime with other concessionaires or by enabling seamless roaming services and offering our customers telephones that can access nationwide services on different frequencies. In May 1998, as part of this strategy, Iusacell acquired concessions to provide PCS services in two regions in northern Mexico. By adding these new regions to areas already covered by our existing cellular footprint, Iusacell now owns concessions covering approximately 79 million inhabitants, or 80% of Mexico's total population.

         From time to time we explore possibilities to expand our nationwide wireless footprint. We recently examined the possibility of making an offer to acquire Portatel, a cellular wireless service provider in southern Mexico. In addition, Bell Atlantic recently engaged in but terminated discussions with a third party that involved a possible combination of Iusacell and the Northern Region Properties.

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

SUPERIOR NETWORK AND CUSTOMER SERVICE

         We believe that superior network technology and proactive and timely customer service help us to attract and retain customers. To build a superior network, we swapped out our previous analog network for an analog and CDMA digital network supplied by Lucent Technologies and, upon completion of the swap out in August 1999, became the first company in Mexico to make digital voice services broadly available to all of our customers. For our customers, our digital technology offers better call quality and clarity, ensures greater call confidentiality and fraud protection, enables significantly longer telephone battery life, and provides a wider variety of advanced features and applications as compared with analog cellular technology. Over the last fifteen months, Iusacell has experienced rapid growth in digital subscribers and traffic. As a result, and in anticipation of further growth in digital subscribers and digital usage, we decided to accelerate our capital expenditure program to expand digital capacity and improve digital service quality.

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

CUSTOMER SEGMENTATION

         We design our products and services for each customer segment. For contract customers, we offer six pricing packages tailored to meet the needs of high and mid-usage customers and another pricing package tailored to lower usage customers. We believe that our contract customers seek the convenience of uninterrupted mobile service and access to high quality customer service and wish to purchase their long distance, paging, and other telecommunications services bundled together as a single product.

          We also sell prepay cards, to further penetrate the segment of lower usage customers. We believe our prepay customers seek service without a fixed financial commitment and monthly billing.

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

VALUE-ADDED SERVICES

         Our new analog and CDMA digital network permits us to provide our digital and analog customers with a wide range of value added services, including caller identification, voice mail, and three way calling. To encourage our customers to migrate to digital service, we offer additional value-added services, such as short messaging service, only to digital customers. In late March 2000, we launched our wireless Internet service as a value-added service available only to our digital contract customers.

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

         In December 1990, the Mexican government initiated the privatization of Telmex, then the sole provider of landline local, long distance and Cellular B-Band cellular services, when it sold 20.4% of the equity and 50.1% of the voting power in Telmex to a private consortium for U.S.$1.76 billion. The winning consortium consisted of Grupo Carso, S.A. de C.V., a Mexican conglomerate which owns or otherwise controls a majority of the consortium's voting interest, SBC Communications Inc. and France Telecom S.A. Subsequent to the original privatization, the Mexican government further reduced its holdings in Telmex through additional transactions and completed the privatization process in June 1994.

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

          In May 1998, the auctions for spectrum in the 450 MHz, 1.9 GHz (PCS) and 3.4-3.7 GHz (Wireless Local Loop) frequency bands for local wireless service organized by the COFETEL concluded. Four companies won nationwide concessions in the Wireless Local Loop frequencies:

          -         Telmex,

          -         Axtel,

          -         Midicel, S.A. de C.V. (Midicel), and

          -         Servicios Profesionales de Comunicacion, S.A. de C.V.
                    (Unefon), a TV Azteca, S.A. de C.V. and Elektra, S.A. de C.V. affiliate.

         Three companies won nationwide concessions in the 1.9 GHz (PCS) frequencies. Unefon won the 30 MHz PCS A-Band auction on a nationwide level. Pegaso Comunicaciones y Sistemas, S.A. de C.V. (Pegaso), a consortium led by Leap Communications International, Inc., Grupo Televisa, S.A., Sprint PCS and a group of other investors won a mix of 30 MHz PCS B-Band and 10 MHz PCS E-Band concessions across all nine regions. Telcel won the 10 MHz PCS D-Band auction on a nationwide level. Grupo Hermes, S.A. de C.V. and Midicel won auctions for seven of the remaining nine PCS B-Band and PCS E-Band properties. Each concession has a 20-year term and authorizes the provision of mobile and fixed wireless service and other value-added services.

         Formal concessions for Wireless Local Loop and PCS frequencies were issued in late 1998 to all auction winners, except Unefon and Midicel, which received extensions to May 15, 1999 to pay accrued interest and to June 15, 1999 to pay the balance of their concession fees. Midicel did not meet its interest payment requirements in May 1999 and forfeited its Wireless Local Loop and PCS concessions and approximately U.S.$50 million in deposits, letters of credit and surety bonds. Midicel later offered full payment and petitioned for a review (recurso de revision) of the forfeiture order. As a result, the forfeiture order has been suspended. Unefon did meet its May 1999 and June 1999 payment requirements and received its Wireless Local Loop and PCS concessions. Pegaso initiated mobile PCS services in Tijuana, Monterrey, Guadalajara and Mexico City in 1999 and in Acapulco and Veracruz in early 2000, until recently only selling prepay products. Unefon commercially launched fixed wireless services in Acapulco and Toluca in February 2000 and recently initiated service in Mexico City.

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

         The following table presents, for major Latin American countries and the United States, telephone lines in service per 100 inhabitants as of December 31, 1998:

                               Selected Telephone Penetration

                                                       Lines in service per
                        Country                         100 inhabitants(1)
         --------------------------------------        --------------------
         United States...................                     66.10
         Uruguay.........................                     25.04
         Argentina.......................                     19.74
         Chile...........................                     18.57
         Colombia........................                     16.13
         Brazil..........................                     12.05
         Venezuela.......................                     11.67
         Mexico..........................                     10.36
         Peru............................                      6.27

                               -------------------

          (1) Source: International Telecommunications Union--Yearbook of Statistics, February 2000.

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

     The following table presents, for major Latin American countries and the United States, the number of subscribers of cellular mobile telephone services per 100 inhabitants as of December 31, 1998:

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

(1) Source: International Telecommunications Union -- Yearbook of Statistics, February 2000.

     Wireless penetration in Mexico has grown significantly over the last 24 months. According to the International Telecommunications Union, wireless penetration in Mexico was 1.81 subscribers per 100 inhabitants at December 31, 1997. Pyramid Research estimates that, at December 31, 1999, there were 7.7 mobile wireless subscribers per 100 inhabitants in Mexico. We believe, however, that this estimate is overstated because it likely includes a substantial number of wireless customers who generate little or no traffic. We believe that in 1999 Telcel stopped deactivating customers at the end of their contract term and the expiration of their prepay card. See " -- Cellular Service -- Prepay Customers."

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

     Iusacell's regions are home to a variety of industries. Region 9 includes Mexico City, which has the greatest concentration of service and manufacturing industries and is also the center of Mexico's public and financial services sectors. Region 5 includes Guadalajara, Mexico's second largest city and the commercial and service center of western Mexico, which has recently begun to develop as a center for the maquiladora industry. Region 6 includes Leon, Queretaro, Aguascalientes and San Luis Potosi and has historically been dominated by the agricultural sector, although it has recently begun to develop as an automobile manufacturing and high technology center. Region 7 includes Puebla, Acapulco, Veracruz and Oaxaca and contains major operations of the Mexican petrochemical and automotive industries and significant tourist resorts and attractions.

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

     As of December 31, 1999, we had a combined total of 600,336 cellular subscribers in Regions 5, 6 and 7. Of this number, 24.4% were contract subscribers and 75.6% were prepay customers. We believe that our contract subscriber base in these regions consists of subscribers engaged in a variety of occupations. Due to the lower wireline penetration outside of Region 9, the subscriber base in Regions 5, 6 and 7 includes a number of users who purchase cellular services as a principal means of telecommunications.

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

     A VIVA prepay customer normally has 185 days to activate a new card after the balance on his existing card becomes zero before losing his telephone number. With the implementation of CPP, during this 185-day period, a VIVA customer will be able to receive local incoming calls, but will not be able to make outgoing calls (an "incoming calls only" customer). Balances automatically become zero if the customer has not activated a new card within 180 days after activation of the previous card. See Item 5, "Operating and Financial Review and Prospects -- Increase in Prepay Subscriber Base." We continue to evaluate different methods of determining turnover, as the current method is dependent upon, among other things, the number of days of use Iusacell permits before deactivating a telephone number.

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

     At December 31, 1999, Iusacell had approximately 207,000 incoming calls only customers. The substantial majority of incoming calls only customers generate little or no traffic. Iusacell's prepay subscribers who can make both outgoing calls and receive incoming calls had an average monthly revenue per cellular subscriber during 1999 of Ps.100 (approximately U.S.$10.5).

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

CONTRACT CHURN

     Contract churn measures both voluntarily and involuntarily disconnected subscribers. Through December 31, 1997, we calculated contract churn for a given period by dividing, for each month in that period, the total number of contract subscribers disconnected in such month by the number of contract subscribers at the beginning of such month and dividing the sum of the resulting quotients for all months in such period by the number of months in such period. Effective January 1, 1998, we changed the methodology by which we determine average monthly contract churn for a given period. Average monthly contract churn for a given period is now calculated by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month contract subscribers for each of the months in such period, expressed as a percentage.

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

     We have signed 63 agreements with United States, Canadian and other foreign operators to provide our subscribers with international roaming capabilities. These operators include Verizon Wireless, AT&T Wireless and BellSouth Mobility. In addition, we provide, through the National Automatic Cellular Network, automatic call delivery throughout most of the United States, including Puerto Rico, whereby our subscribers may receive telephone calls from Mexico without the caller having to dial access codes. Currently, our customers are able to roam in over 2,000 municipalities in the United States and Canada as well as in Argentina and Peru.

     We are continually reviewing opportunities to enter into agreements with other cellular operators to expand our international roaming capabilities. Recently, Iusacell entered into agreements with PARC and GlobalRoam that, when implemented in 2000, will allow our customers to roam in over 20 countries in Central and South America, in some Caribbean islands, throughout most of Europe and in some countries in Asia and Africa.

PERSONAL COMMUNICATIONS SERVICES

     As part of our strategy to develop a nationwide wireless footprint, in 1998 we won auction concessions giving us the right to provide PCS wireless services in Regions 1 and 4 in northern Mexico. We paid Ps.554.0 million (U.S.$58.4 million; U.S.$67.2 million including value added tax) for these concessions in June and September 1998. These two regions include several industrial cities, including Monterrey and Tijuana, and cover approximately 11.0% of Mexico's total population. We are required to and expect to launch PCS services in Regions 1 and 4 in the third quarter of 2000. We will seek to obtain financing for such purpose from equipment vendors and other sources.

     We intend to market PCS using the same fundamental strategies successfully employed by our existing cellular operations. The PCS network that we intend to deploy will use digital CDMA technology purchased from Lucent Technologies.

LONG DISTANCE SERVICES

     In August 1996, we became one of Telmex's first competitors in long distance service when we began to provide long distance services to our cellular subscriber base in Mexico pursuant to the 30-year concession which was awarded to Iusatel in October 1995 and was modified in December 1997. Our competitors in long distance include the 16 other companies granted concessions, including Telmex, the former long distance monopoly. We believe that competition in the Mexican long distance market has stimulated growth in demand for long distance service; as prices dropped approximately 30%, long distance traffic increased nearly 14% in 1997 compared to 1996. During 1998, there were no significant price changes and long distance traffic increased approximately 11% compared with 1997. During 1999, prices were increased approximately 14% in March 1999 and long distance traffic increased approximately 25% compared with 1998.

     We currently provide long distance service using our own switches and transmission equipment and a combination of fiber optic lines, microwave links and lines leased from Telmex and Alestra. At December 31, 1999, we provided long distance service in 60 cities to 1,365,618 customers, 1,353,746 of whom were existing customers for our other services. We have chosen not to commit significant marketing resources to the presubscription balloting process, from 1997 to the present, and as a result fared poorly in initial balloting results. Revenues related to long distance services represented 10.5% and 11.1% of total revenues for 1998 and 1999, respectively, not including dark fiber optic cable sales.

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

     In September 1998, we determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash writedown of our investment in the 450 MHz fixed local wireless project. See
Item 5, "Operating and Financial Review and Prospects -- Local Telephony in the 450 MHz Frequency Band."

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

     Punto-a-Punto Iusacell has recently entered into an agreement with an affiliate of the service provider in the four Cellular A-Band regions in northern Mexico to swap the right to use long haul microwave frequency links held by the affiliate for short-haul microwave frequency links held by Iusacell plus U.S.$2.45 million in cash. Punto-a-Punto Iusacell expects to close this transaction by mid-2000.

MARKETING

     With the assumption of control by Bell Atlantic, we redefined our marketing strategy for achieving profitable growth, particularly in our cellular business. More recently, we have focused our marketing strategy on the CDMA digital cellular business, where there is greater per subscriber usage and revenues than there is with analog subscribers. We seek to increase our average monthly revenue per subscriber, aggressively grow our cellular subscriber base, decrease the cost of acquiring additional subscribers and reduce contract churn and prepay turnover.

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

PRICING

     General. Iusacell offers a variety of flexible pricing options for our cellular service. The primary components of the contract pricing plans include monthly fees, per minute usage charges and a number of free minutes per month. The prepay program markets cards which credit a defined number of pesos to a customer's account, to be utilized for outgoing and incoming calls over a period of no more than 180 days and only for incoming local calls for 185 additional days (although this 185-day period has been extended until April 30, 2000 for those prepay customers who otherwise would have been deactivated). See " -- Prepay Customers." Most of the contract plans include a selection of free cellular handsets. The prepay plans do not provide free cellular handsets.

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

ACTIVATION, BILLING AND COLLECTION PROCEDURES

     We can activate a phone within 30 minutes of receiving credit approval for customers who intend to pay their monthly charges with a credit card. For customers who intend to pay their monthly charges in cash, there is a credit review process of no longer than 48 hours prior to the delivery and activation of a cellular telephone and a requirement of a security deposit, depending on the contract plan, in a minimum amount equal to 1.5 times the corresponding monthly rental fee. For prepay customers, activation time is 30 minutes or less. We believe that our ability to activate a cellular telephone number promptly gives us a competitive advantage over Telcel.

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

     For 1997 and 1998, we reserved approximately 1.3% of our cellular revenues for doubtful receivables. For 1999, we reserved approximately 2.7% of our cellular revenues for doubtful receivables.

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

     In late 1997, we determined to implement the LHS customer care and billing system to support our contract customer cellular business in all of our regions. We expect that the new LHS system will ultimately improve processing speed and data integrity and will permit easier and more flexible access to customer information, thereby facilitating targeted marketing and resolution of customer complaints. The first implementation of the LHS customer care and billing system, in Region 5 in January 1999, experienced certain performance and stability problems due to software defects which negatively impacted billing cycles, the implementation of flexible pricing discounts, billing for roaming and credit and collection functionality. Although LHS implementation in Regions 6, 7 and 9 during August, September and October 1999 experienced fewer problems, call rating, switch provisioning, billing cycle, roaming, reporting and general ledger interface functionality problems have not yet been completely corrected. As a result, we have workarounds in place. In the future, we may determine to extend this new system to all of our product lines to permit a customer to receive a single bill for all services provided.

     We expect that we will invest a total of approximately U.S.$33.7 million for the cellular portion of our new customer call and billing through the end of 2000.

NETWORK AND EQUIPMENT

CELLULAR SERVICES

     As of December 31, 1999, our integrated cellular network was composed of 5 cellular switches, 366 cell sites and 68 repeaters, and covers approximately 88% of total cellular regional POPs, consisting of 59 million inhabitants or 61% of Mexico's total population. In 1999, we added 28 cell sites and 14 repeaters.

     In December 1997, we signed an agreement with subsidiaries of Lucent Technologies for the replacement of Iusacell's existing analog network equipment with Lucent Technologies analog and CDMA digital network equipment. This replacement began in February 1998. All regions were completely swapped out as of August 1999.

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

     We are facing increasing competition from companies providing mobile wireless telecommunications services utilizing alternative existing technologies. Nextel de Mexico, S.A. de C.V. began marketing its enhanced specialized mobile radio services in 1998. In 1999, we began to face competition from the winners of 1.9 GHz (PCS) spectrum in the auctions concluded in May 1998. Pegaso commercially launched its mobile wireless PCS services in Tijuana in February 1999, initiated PCS services in Monterrey, Guadalajara and Mexico City later in 1999 and recently began to provide PCS services in Acapulco and Veracruz. We also expect to face increasing competition from companies that provide services utilizing new technologies, such as satellite telephony. However, we currently view satellite telephony as a complementary service and have become a distributor for Globalstar de Mexico, S. de R.L., and provide Globalstar with some back office services and Globalstar customers with Iusacell CDMA wireless services while they are in our coverage areas.

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

     In the local telephony market, we expect to face significant competition from Telmex, the existing monopoly, and new competitors providing service over the 1.9 GHz (PCS) and 3.4-3.7 GHz (Wireless Local Loop) frequency bands. Unefon commercially launched its fixed wireless PCS services in Acapulco and Toluca in February 2000 and recently initiated service in Mexico City. We expect Unefon to launch mobile wireless services once its network is more fully built out.

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

     In addition to concessions, the SCT may also grant permits for (i) establishing, operating or exploiting private telecommunications services not constituting a public network (i.e., reselling) and (ii) installing, operating or exploiting transmission-ground stations. There is no specified maximum term for permits. Under the 1995 Telecommunications Law, only registration with the SCT is required to provide value-added telecommunications services.

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

     n Region 9, we hold the right to provide cellular service pursuant to an authorization granted to SOS by the SCT in 1989 under the Original Concession. In Regions 5, 6 and 7, we hold the right to provide cellular service through its subsidiaries Comunicaciones Celulares de Occidente, S.A. de C.V., known as Comcel, Sistemas Telefonicos Portatiles Celulares, S.A. de C.V., known as Portacel and Telecomunicaciones del Golfo, S.A. de C.V., known as Telgolfo, respectively. Comcel, Portacel and Telgolfo each hold 20-year concessions expiring in 2010 which authorize these subsidiaries to install, operate, maintain and exploit mobile public radiotelephone networks with cellular technology for commercial use in the Cellular A-Band. In consideration for these authorizations and concessions, the subsidiaries made initial payments to the Mexican government and, in addition, must make payments as follows:

              SUBSIDIARY            PERCENT OF GROSS REVENUES PAYABLE TO MEXICAN GOVERNMENT
          ----------------          -------------------------------------------------------
          Comcel ................                             8%
          Portacel ..............                             7%
          Telgolfo ..............                             8%

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

     Paging. On December 14, 1995, Iusacell and Infomin formed Infotelecom as a joint venture to market national and international paging services. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Although the joint venture agreement between Iusacell and Infomin contemplates that Infomin will ultimately transfer its paging concession to Infotelecom, Infomin's paging concession prohibits foreign ownership of more than 49% of the voting shares of the entity holding the concession. Infomin, therefore, would be unable to contribute its paging license to the joint venture so long as Bell Atlantic continued to control the management of Iusacell and Iusacell continued to hold more than 49% of the voting shares of Infotelecom. In order to eliminate this obstacle to the transfer of the paging concession to Infotelecom, in December 1998 we sold a 2% interest in Infotelecom to Mr. Jose Ramon Elizondo, a director of Iusacell. As a result, we currently hold a 49% interest in Infotelecom. Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as concession holder must pay the SCT for the right to provide paging service. Infomin recently received governmental approval to transfer its paging concession to Infotelecom. We expect the transfer to be implemented in the second quarter of 2000. The financial statements of Infotelecom are consolidated with the financial statements of Iusacell. See Note 2 to the Consolidated Financial Statements.

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

UNITED STATES REGULATION

     Bell Atlantic, like all other regional Bell operating companies, was subject to a consent decree (the "Decree") entered in a United States federal court in 1982 resulting from antitrust litigation brought by the United States Department of Justice against AT&T. The Decree required AT&T to divest itself of its local telephone companies. Under the Decree, Bell Atlantic was prohibited, with certain limited exceptions, from providing interLATA (long distance) telecommunications, engaging in the manufacture of customer premises equipment, which we refer to as CPE, or engaging in the manufacture or sale of telecommunications equipment.

     The Telecommunications Act of 1996, which we refer to as the 1996 Act, which became effective on February 8, 1996, includes provisions that open local telephony markets to competition and would permit regional Bell operating companies, such as the local operating telephone companies of Bell Atlantic, to provide interLATA services (long distance) and video programming and to engage in manufacturing. Under the 1996 Act, Bell Atlantic was allowed to provide certain interLATA (long distance) services immediately upon enactment, including interLATA (long distance) services permitted under the Decree, interLATA (long distance) services permitted under the Decree, InterLATA (long distance) services originating outside the states where its subsidiaries provide local exchange telephone services and interLATA (long distance) services that are "incidental" to other permitted business such as wireless services.

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

     Since Iusacell is affiliated with Bell Atlantic, its operations must comply with the terms of the Decree. Bell Atlantic obtained waivers under the Decree in 1986 and 1993 that together permitted it to conduct business outside the United States, subject to certain exceptions and restrictions. Under such exceptions and restrictions, a foreign telecommunications entity affiliated with Bell Atlantic, which we refer to as an FTE, such as Iusacell, could not provide interexchange (long distance) telecommunications services between points in the United States or own any international telecommunications facilities in the United States.

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


                          Grupo Iusacell, S.A. de C.V.

          99.9% / 99.9%                                      94.9% / 49%

Grupo Iusacell Celular, S.A. de C.V.                 Iusacell PCS, S.A. de C.V.

           100% / 100%  SOS Telecomunicaciones, S.A. de C.V.

           100% / 100%  Comunicaciones Celulares de Occidente, S.A. de C.V.

           100% / 100%  Sistemas Telefonicos Portatiles Celulares, S.A. de C.V.

           100% / 100%  Telecomunicaciones del Golfo, S.A. de C.V.

           100% / 100%  Iusacell, S.A. de C.V.

           100% / 100%  Sistecel, S.A. de C.V.

           94.9% / 49%  Iusatel, S.A. de C.V.

           94.9% / 49%  Iusatelecomunicaciones, S.A. de C.V.

           94.9% / 49%  Punto-a-Punto Iusacell, S.A. de C.V.

             49% / 49%  Infotelecom, S.A. de C.V.

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

     At December 31, 1999, our property and equipment consisted of the following (in thousands of constant December 31, 1999 pesos and millions of U.S. dollars before accumulated depreciation of Ps.2,657.2 million (U.S. $280.3 million) in
1999):


Buildings and facilities               Ps.1,398.5       U.S.$147.5
Communications equipment                  6,028.2            635.9
Furniture and fixtures                      153.5             16.2
Transportation equipment                     53.7              5.7
Computer equipment                          488.7             51.5
Cellular rental telephones                    1.2              0.1
Land                                         51.1              5.4

See Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources" for a discussion of planned capital expenditures and existing encumbrances.

              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in constant pesos as of December 31, 1999. The U.S. dollar translations provided in this annual report are, unless otherwise indicated, calculated at the Noon Buying Rate at December 31, 1999, which was Ps.9.480 per U.S.$1.00. Sums may not add due to rounding.

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

     As a Mexican company, we maintain our financial records in pesos. Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by the Mexican Institute of Public Accountants, Iusacell's financial statements are reported in period-end pesos to adjust for the interperiod effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Bulletin B-10 requires us to restate non-monetary assets, non-monetary liabilities and the components of stockholders' equity using the INPC. We have not eliminated the effects of these inflation accounting principles in the reconciliation to U.S. GAAP. See Note 20 to the Consolidated Financial Statements.

     Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this prospectus have been restated in constant pesos as of December 31, 1999, in accordance with the fifth amendment to Bulletin B-10. References in this prospectus to "real" amounts are to inflation-adjusted pesos and references to "nominal" amounts are to unadjusted historical pesos. In calendar years 1997, 1998 and 1999, the rates of inflation in Mexico, as measured by changes in the INPC, were 15.7%, 18.6% and 12.3%, respectively. The inflation indices used are 1.3322 for 1997 figures and
1.1232 for December 1998 figures.

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

DEVALUATION AND INFLATION

     On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market peso/U.S. dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the peso to fluctuate freely against the U.S. dollar. This resulted in a major devaluation of the peso relative to the U.S. dollar. Where the Noon Buying Rate had been Ps.3.466 to U.S.$1.00 on December 19, 1994, by December 31, 1994 the Noon Buying Rate had fallen to Ps.5.000 to U.S.$1.00, representing a 44.3% devaluation. The peso continued to decline against the U.S. dollar during 1995, closing at a Noon Buying Rate of Ps.7.740 to U.S.$1.00 on December 31, 1995, which represented a 54.8% devaluation relative to the U.S. dollar for the year.

     The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and gross domestic product grew by 5.1% and 7.0%, respectively. The Noon Buying Rates were Ps.7.881 to U.S.$1.00 and Ps.8.070 to U.S.$1.00 on December 31, 1996 and 1997, respectively. However, the financial crises in the emerging markets that began in late 1997, together with the weakness in the price of oil, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso. For the first nine months of 1998, the peso devalued 26.8% relative to the U.S. dollar to Ps.10.196 per U.S. dollar on September 30, 1998, but strengthened in the fourth quarter of 1998. For the twelve months of 1998, the peso devalued 22.7% relative to the U.S. dollar to Ps.9.901 per U.S. dollar on December 31, 1998. In 1999, the Mexican economy, buoyed by a sharp increase in the price of oil beginning in the second quarter and strength in consumer spending, experienced relative stability, and the peso appreciated 4.3% against the U.S. dollar to Ps.9.480 per U.S. dollar on December 31, 1999.

     Peso devaluations have contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994 as measured by changes in the INPC, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% for the year 1998. Inflation declined again in 1999 to 12.3%.

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

     The Control Plus and VIVA programs have been extremely popular, with prepay customers increasing from an insignificant percentage of our subscriber base at June 30, 1996 (14,675 subscribers) to 31.7% at December 31, 1996 (73,762 subscribers), 50.0% at December 31, 1997 (200,159 subscribers), 63.3% at December 31, 1998 (478,361 subscribers) and 73.4% at December 31, 1999 (970,509 subscribers). Prepay customers comprised 75.6%, 78.3% and 86.7% of our net subscriber additions in 1997, 1998 and 1999, respectively. We expect that prepay customers will continue to comprise the substantial majority of new subscriber additions. As a result, we expect that the percentage of our customers who subscribe to cellular service on a prepay basis will continue to increase.

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

     Prepay customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per subscriber, even though prepay plans involve higher outgoing call per minute airtime charges than the average contract plan. Consequently, as the proportion of prepay customers to our total subscribers continues to increase, we expect that average minutes of use per customer and average monthly revenues per customer will continue to decrease. The implementation of the CPP modality and the digitalization of the contract subscriber base have moderated this decline.

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

DIGITALIZATION

     In December 1997, we entered into an agreement with subsidiaries of Lucent Technologies to swap out our existing analog network for a Lucent Technologies analog network overlaid with a Lucent Technologies CDMA digital network. Because we received a trade-in credit from Lucent Technologies for the book value of the swapped-out network equipment, under Mexican GAAP and U.S. GAAP we were not required to write off the value of any of such swapped-out assets.

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



                         FOR THE YEAR ENDED DECEMBER 31,
                         --------------------------------
                                                             MEXICAN GAAP
                             1997          1998      1999     TREATMENT
                         ------------  ------------  ----  ---------------------
IMPAIRMENT OF ANALOG
  COMMUNICATIONS
  EQUIPMENT............     1,236,307        --      --    Non-operating expense
PROJECT 450 WRITEDOWN..       --          1,102,401        Operating expense
                         ------------  ------------  --
TOTAL NON-RECURRING
  CHARGES..............  Ps.1,236,307  Ps.1,102,401  --
                         ============  ============  ==

     Under U.S. GAAP, all of the above non-recurring charges were recorded as operating expenses during the respective periods. The following is a description of the non-recurring charges.

IMPAIRMENT OF ANALOG COMMUNICATIONS EQUIPMENT

     During 1997, based on certain changes in circumstances surrounding our then-existing analog communications network equipment, we determined that the carrying value of such equipment was impaired. Consequently, we recorded an impairment loss of Ps.1,236.3 million (U.S.$130.4 million) to reduce the value of our analog communications network equipment to fair value, amounting to Ps.3,243.7 million (U.S.$342.2 million). The book value of the analog communications network equipment that was in use at the time of the impairment determination as of December 31, 1997, 1998 and 1999 was Ps.3,243.7 million (U.S.$342.2 million), Ps.3,636.5 million (U.S.$383.6 million) and Ps.0.0 million (U.S.$0.0 million), respectively. This equipment no longer provides cellular service to our customers because of the conversion to Lucent Technologies equipment completed in August 1999.

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

PRICE INCREASES AND ROLLBACKS

     We have attempted, and continue to attempt, to exercise price leadership in the Mexican cellular market, with a strategy of having our prices keep pace with inflation if economic and competitive conditions permit. During the first half of 1997, we effectively implemented this strategy through weighted average price increases of 14.8% in April 1997 for the per minute airtime price on our contract and prepay plans, and 8.3% in May 1997 for the fixed monthly charge on all our contract plans. In October 1997, however, we initiated pricing discounts of between 25% and 50% for the cost of incoming cellular calls, in response to pricing actions by Telcel and as a means of boosting traffic volumes and, ultimately, average revenue per subscriber. Moreover, in October 1997 we adjusted airtime prices downward by 4.6% on a weighted average basis and in November 1997 further decreased airtime charges on one of our low-end contract plans by 1.0%, in each case in order to maintain competitiveness.

     In late March 1998, we raised airtime prices approximately 7.9% on average for contract plans and 13.6% for prepay customers. Because of market and competitive conditions, however, we partially rolled back this increase in early May 1998 for both contract and prepay customers and, in late May 1998, we reversed the remainder of the price increase for contract plans. A 9.9% airtime price increase for prepay customers, however, remained in effect.

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

     In 2000, the SCT and the COFETEL may also determine how much, through what means and over how much time long distance concessionaires, including Iusatel, will pay for the special projects implemented by Telmex prior to January 1997 to permit competition in long distance telephony, including the numbering and signaling plans and expenditures to facilitate interconnection. In May 1997, the COFETEL issued a ruling mandating that the total amount reimbursable to Telmex for such special projects was U.S.$422 million. Several long distance concessionaires objected to the ruling, and the COFETEL is reviewing its ruling in light of these objections. We are currently discussing the potential terms of a negotiated settlement with Telmex on this and other issues, which would involve payments to Telmex with a net present value in excess of U.S.$15 million. However, there can be no certainty that we will be able to reach a negotiated settlement with Telmex or, if we can reach such a settlement, on what terms.

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

We do not expect the financial impact of this voluntary compensation program to be material.

RESULTS OF OPERATIONS

     The following table presents for the periods indicated the percentage relationships which certain items bear to revenues:

                                                    YEAR ENDED DECEMBER 31,
                                                 -----------------------------
                                                  1997       1998       1999
                                                 ------     -------    -------
Revenues:
  Cellular service revenues.............          74.1%       74.6%      82.5%
  Other service revenues................           8.8        12.1        7.1
                                                 -----       -----      -----
    Total service revenues..............          82.9        86.7       89.6
  Telephone equipment and other revenues          17.1        13.3       10.4
                                                 -----       -----      -----
    Total revenues......................         100.0       100.0      100.0
Cost of sales:
  Cost of services......................          27.6        27.1       25.6
  Cost of telephone equipment and other.          10.8         7.1        6.4
                                                 -----       -----      -----
    Total...............................          38.4        34.2       32.0
Gross Profit............................          61.6        65.8       68.0
Operating expenses......................          40.0        38.2       34.3
Depreciation & amortization.............          31.3        28.1       33.9
Project 450 non-cash writedown..........           --         34.8        --
                                                 -----       -----      -----
Operating income (loss).................          (9.7)      (35.3)      (0.2)
Other income (loss), net................           --         (4.7)       0.6
Interest financing cost (gain);
   Interest expense, net................          13.3         7.9        6.9
   Foreign exchange (gain) loss, net....           2.6        29.6       (3.8)
   Gain on net monetary position........         (15.7)      (24.0)     (15.7)
                                                 -----       -----      -----
    Total...............................           0.2        13.5      (12.6)
Equity participation in net income (loss)
   of associated companies..............           8.5         0.9       (1.1)
Provision for equipment impairment......         (49.9)        --         --
Income (loss) from continuing operations
   before asset tax, employee profit
   sharing, minority interest and                (51.3)      (43.2)      10.7
   extraordinary item...................
Provision for asset tax, income tax and
   employee profit sharing .............           2.4         2.3       12.7
Minority interest.......................           --         (0.2)      (0.4)
Extraordinary item......................           --          --         9.6
Loss from discontinued operation........           --         (0.7)      (0.1)
                                                 -----       -----      -----
Net income (loss).......................         (53.7)%     (46.0)%      7.9%
                                                 =====       =====      =====

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

     The following table presents the source of our revenues for the years ended December 31, 1999 and 1998.

                                                  YEAR ENDED DECEMBER 31,
                                          --------------------------------------
                                                 1998                 1999            CHANGE
                                          -----------------     ----------------      ------
                                            PS.         %         PS.        %           %
                                          -------     -----     -------    -----      ------
                                               (IN MILLIONS OF PESOS, EXCEPT PERCENTAGES)
Cellular service revenues..............   2,367.2      74.6     3,469.7     82.5       46.6
Other service revenues.................     383.7      12.1       298.0      7.1      (22.3)
                                          -------     -----     -------    -----      ------
  Total service revenues...............   2,750.9      86.7     3,767.7     89.6       37.0
Telephone equipment and other revenues.     421.5      13.3       437.0     10.4        3.7
                                          -------     -----     -------    -----      ------

  Total revenues.......................   3,172.4     100.0     4,204.7    100.0       32.5
                                          =======     =====     =======    =====      =====


     Cellular Services. The table below presents cellular service revenues by source for the years ended December 31, 1999 and 1998.

                                              YEAR ENDED DECEMBER 31,
                                    -----------------------------------------
                                          1998(1)                1999(1)
                                    -------------------    ------------------
                                         PS.        %         PS.        %
                                    ----------    -----    --------    ------
                                    (IN MILLIONS OF PESOS, EXCEPT PERCENTAGES)
Airtime(2).......................        849.2     35.9     1,367.0     39.4
Monthly fees.....................      1,079.4     45.6     1,406.2     40.5
Long distance....................        198.3      8.4       413.4     11.9
Value-added services(3)..........        169.2      7.1       214.2      6.2
In-roaming.......................         63.3      2.7        66.9      1.9
Activation fees and other........          7.8      0.3         2.0      0.1
                                    ----------    -----    --------    ------
Total cellular service revenues..      2,367.2    100.0     3,469.7    100.0
                                    ==========    =====    ========    ======

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

(3) Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for activation surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell's cellular magazine. Does not include charges for related airtime. Customers using value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.


     We had 1,322,798 and 755,375 cellular subscribers at December 31, 1999 and 1998, respectively. Prepay subscribers increased by 102.9% from 478,361 subscribers, or 63.3% of total subscribers, at December 31, 1998 to 970,509 subscribers, or 73.4% of total subscribers, at December 31, 1999. A prepay customer is included as a customer if, at the end of the reporting period, such customer's telephone number remains activated. Contract subscribers increased by 27.2% from 277,014 subscribers, or 36.7% of total subscribers, at December 31, 1998, to 352,289 subscribers, or 26.6% of total subscribers, at December 31, 1999.

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

     Average monthly MOUs for 1999 (excluding incoming calls only prepay customers) were 77, a decrease of 11.5% compared to the monthly average of 87 MOUs in 1998. This decline in MOUs was largely due to the significant increase in the number of our prepay customers, who generate substantially lower average MOUs than contract customers. However, this general decline masks the 8.6% increase in average monthly MOUs among contract subscribers in 1999 compared to 1998.

     Nominal average monthly cellular revenue per subscriber (excluding incoming calls only prepay customers) declined 4.2% to Ps. 346.0 (U.S.$36.5) in 1999 from Ps.361.0 (U.S.$38.1) in 1998. The reasons for this decline are primarily the same as those noted to explain the decline of average monthly MOUs. As with average monthly MOUs, this general decline masks the 16.9% increase in average monthly cellular revenue per subscriber among contract subscribers in 1999 compared to 1998.

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

     Cost of Services. Cost of services includes taxes and fees on revenues payable to the Mexican government, interconnection costs, technical costs such as maintenance, repair costs, lease expenses, salaries of technical personnel and electricity. Cost of services increased 24.8% to Ps.1,074.2 million (U.S.$113.3 million) in 1999 from Ps.860.8 million (U.S.$90.8 million) in 1998. This increase was mainly due to the 46.6% increase in cellular service revenues, which resulted in higher overall (i) taxes and fees payable to the Mexican government and (ii) Telmex interconnection fees. This increase was offset in part by lower fees than would otherwise have been payable to the Mexican government as a result of a change in the methodology by which Iusacell determines the revenue base upon which it calculates the participation fee of the Mexican government. Beginning in January 1999, Iusacell does not include in that revenue base that portion of cellular service monthly fees attributable to handset acquisition costs. As a percentage of service revenues, cost of services decreased from 31.3% for 1998 to 28.5% for 1999 primarily because of cost improvement actions.

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

OPERATING EXPENSES

     Operating expenses increased 19.4% to Ps.1,444.8 million (U.S.$152.4 million) in 1999 from Ps.1,210.5 million (U.S.$127.7 million) in 1998. As a percentage of total revenues, operating expenses decreased to 34.3% in 1999 from 38.2% in 1998. Sales and advertising expenses increased by 11.1% from Ps.829.5 million (U.S.$87.5 million) in 1998 to Ps.921.9 million (U.S.$97.2 million) in 1999, primarily because of increased commissions resulting from higher sales and revenue-related increases in advertising. General and administrative expenses increased by 37.0% to Ps.522.9 million (U.S.$55.2 million) in 1999 from Ps.381.7 million (U.S.$40.2 million) in 1998, driven primarily by extraordinary expenses related to the Year 2000 project and reserves related to certain litigation with vendors. In accordance with Mexican GAAP, until September 1998, certain pre-operating expenses, primarily related to Project 450, were capitalized rather than expensed as under US GAAP. In September 1998, under Mexican GAAP, Iusacell wrote off all capitalized pre-operating expenses accumulated as of that date as a charge against current operations.

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

INTEGRAL FINANCING GAIN

     We recorded an integral financing gain of Ps.529.5 million (U.S.$55.9 million) in 1999 compared to an integral financing loss of Ps.427.8 million (U.S.$45.1 million) in 1998. This difference was principally due to a foreign exchange gain of Ps.159.1 million (U.S.$16.8 million) in 1999 as compared to a foreign exchange loss of Ps.939.5 million (U.S.$99.1 million) in 1998. The 1999 foreign exchange gain resulted from the appreciation of the peso against the U.S. dollar. Gain on monetary position decreased by 13.2% to Ps.661.8 million (U.S.$69.8 million) in 1999 from Ps.762.6 million (U.S.$80.4 million) in 1998 primarily due to a lower period-over-period inflation as measured by changes in the INPC, 12.3% in 1999 compared to 18.6% in 1998. Net interest expense increased by 16.1% to Ps.291.4 million (U.S.$30.7 million) in 1999 from Ps. $250.9 million (U.S.$26.5 million) in 1998 primarily due to higher outstanding debt. This trend will continue in 2000 as we experience the full impact of the December 1999 issuance by New Iusacell of U.S.$350.0 million of senior notes due 2006.

NET INCOME

     As a result of the factors described above, our net income was Ps.333.8 million (U.S.$35.2 million) in 1999 as compared to a net loss of Ps.1,457.1 million (U.S.$153.7 million) in 1998. The net loss in 1998 includes the impact of the Ps.1,102.4 million (U.S.$116.3 million) Project 450 non-cash writedown.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

     The following table presents the source of our revenues for the years ended December 31, 1997 and 1998.

                                                         YEAR ENDED DECEMBER 31,
                                               -------------------------------------------
                                                       1997                   1998               %
                                               -------------------     -------------------
                                                 PS.           %         PS.           %       CHANGE
                                               -------       -----     -------       -----     ------
                                                     (IN MILLIONS OF PESOS, EXCEPT PERCENTAGES)
Cellular service revenues.................     1,836.8        74.1     2,367.2        74.6      28.9
Other service revenues....................       219.0         8.8       383.7        12.1      75.3
  Total service revenues..................     2,055.8        82.9     2,750.9        86.7      33.8
Telephone equipment and other revenues....       422.8        17.1       421.5        13.3      (0.3)
                                               -------       -----     -------       -----     ------
  Total revenues..........................     2,478.6       100.0     3,172.4       100.0      28.0
                                               =======       =====     =======       =====     ======


     Cellular Services. The table below presents cellular service revenues by source for the years ended December 31, 1997 and 1998.

                                              YEAR ENDED DECEMBER 31,
                                     ------------------------------------------
                                            1997(1)              1998(1)
                                     ------------------     -------------------
                                        PS.         %        PS.         %
                                     ---------    -----     -------    --------
                                     (IN MILLIONS OF PESOS, EXCEPT PERCENTAGES)
Airtime(2).......................        687.7     37.4       849.2     35.9
Monthly fees.....................        819.1     44.6     1,079.4     45.6
Long distance....................        162.3      8.8       198.3      8.4
Value-added services(3)..........         95.2      5.2       169.2      7.1
In-roaming.......................         70.9      3.9        63.3      2.7
Activation fees and other........          1.6      0.1         7.8      0.3
                                     ---------    -----     -------    --------
Total cellular service revenues..      1,836.8    100.0     2,367.2    100.0
                                     =========    =====     =======    ========

-------------------

(1) Figures reflect intercompany eliminations. These figures do not include revenues derived from paging, local telephony or data transmission services or from long distance services unrelated to cellular service.

(2) Incoming and outgoing airtime is charged on a per-minute basis for both peak (Monday to Friday, 8:00 a.m. to 10:00 p.m.) and non-peak airtime.

(3) Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for activation surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell's cellular magazine. Does not include charges for related airtime. Customers using value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

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

     Monthly fees from contract customers increased 31.8% to Ps.1,079.4 million (U.S.$113.9 million) in 1998 from Ps.819.1 million (U.S.$86.4 million) in 1997 because of the increase in contract subscribers. Airtime revenues also increased 23.5% to Ps.849.2 million (U.S.$89.6 million) in 1998 from Ps.687.7 million (U.S.$72.5 million) in 1997 mainly because of higher usage resulting from the increase in the subscriber base. Long distance cellular revenues increased 22.1% to Ps.198.3 million (U.S.$20.9 million) in 1998 from Ps.162.3 million (U.S.$17.1 million) in 1997 mainly because of increased traffic from new and existing cellular subscribers.

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

     Contract subscriber churn declined to an average monthly level of 2.58% for 1998 from 2.94% for 1997. This decline reflects improved customer service and the implementation of special programs specifically designed to enhance customer retention and loyalty. It also reflects the effect of billing system implementation problems, which resulted in the recognition in 1999 of some churn relating to 1998. See " -- Year Ended December 31, 1999 Compared to Year Ended December 31, 1998 -- Revenues."

     Other Services. Other service revenues increased by 75.2% to Ps.383.7 million (U.S.$40.5 million) in 1998 from Ps.219.0 million (U.S.$23.1 million) in 1997, and represented 12.1% and 8.8% of total revenues in 1998 and 1997, respectively. This increase was principally due to increased traffic from new and existing mid-sized business long distance customers.

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

INTEGRAL FINANCING COST

     Integral financing cost was Ps.427.8 million (U.S.$45.1 million) in 1998 compared to a cost of Ps.5.2 million (U.S.$0.5 million) in 1997 due principally to a foreign exchange loss of Ps.939.5 million (U.S.$99.1 million) in 1998 compared to a foreign exchange loss of Ps.64.6 million (U.S.$6.8 million) in 1997, resulting from the effect of the higher peso devaluation in 1998 as compared with 1997. Net interest expense decreased by 24.1% to Ps.250.9 million (U.S.$26.5 million) in 1998 from Ps.330.7 million (U.S.$34.9 million) in 1997 because we were able to capitalize Ps.138.9 million (U.S.$14.7 million) of interest related to investments in fixed assets. Monetary gain increased by 95.6% to Ps.762.6 million (U.S.$80.4 million) in 1998 from Ps.390.0 million (U.S.$41.1 million) in 1997 primarily due to the impact of period-over-period inflation of 18.6% on the higher net monetary liability position in 1998 resulting from the July 1997 refinancing and the 1998 UBS AG bridge loan in anticipation of the Eximbank Facility described below under " -- Liquidity and Capital Resources -- Liquidity."

PROVISION FOR EQUIPMENT IMPAIRMENT

     In 1997, we recorded a provision of Ps.1,236.3 million (U.S.$130.4 million) under Mexican GAAP as a charge to income to reduce the value of our then-existing analog communications network equipment to fair value. See Note 20 to the Consolidated Financial Statements.

     For U.S. GAAP purposes, the Ps.1,236.3 million impairment provision was determined in accordance with the Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-lived Assets and Assets to be Disposed of" ("SFAS 121"). During the year ended December 31, 1997, changes in circumstances indicated that the carrying value of Iusacell's analog telecommunications network equipment might not be recoverable. These circumstances included:

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

     - Our decision to participate in the digital PCS frequencies auctions that were announced in November 1997. Effectively, the auctions were contributing to the growing market pressures for a wireless service change from analog to digital technology throughout Mexico.

     - An increase in our subscriber base during 1997, such that our analog network was operating at close to full capacity by November 1997. The CDMA digital network has the potential to increase capacity by six to ten times compared with an analog network with comparable equipment.

     In view of these changes in circumstances, we estimated the future cash flows, undiscounted and without interest, of our then-existing analog communications network equipment based on its remaining life and considering the eventual disposition of the equipment under the terms of a December 1997 agreement with Lucent Technologies to replace such equipment. At the time of that assessment, the sum of the undiscounted future cash flows was less than the book value of the analog equipment.

     Having determined that our then-existing analog communications network equipment had been impaired, we then used the measurement criteria in SFAS 121 to determine the amount of the impairment. Because the analog network was our principal fixed asset and integral to our operations, we believe that the asset does not qualify as an asset to be disposed of in accordance with SFAS 121, but rather an asset to be held and used. Consequently, for U.S. GAAP purposes, we reduced the value of our investment in the analog communications network equipment to its fair value and recorded such write-down as a charge to operating expenses. Fair value was determined based on an independent appraisal. Furthermore, such fair value approximates the amount of the trade-in credits that were granted pursuant to the agreement with Lucent Technologies. See Note 20 to the Consolidated Financial Statements.

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

INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

     Prior to January 1, 1999, we prepared our tax returns on a fully consolidated basis for all but three of our subsidiaries, benefiting from the ability to offset losses incurred by some subsidiaries against the gains of others within the consolidated group. We only consolidated 60% of Iusatel, S.A. de C.V. Iusatelecomunicaciones, S.A. de C.V. and Infotelecom, S.A. de C.V. for tax purposes because they were not wholly owned subsidiaries. Beginning January 1, 1999, as a result of Mexican income tax law amendments, we must limit our tax consolidation to 60% of all our subsidiaries, except for five entities (Iusatel, S.A. de C.V., Iusatelecomunicaciones, S.A. de C.V., Infotelecom, S.A. de C.V., Iusacell PCS, S.A. de C.V. and Punto-a-Punto Iusacell, S.A. de C.V.) which will not be included in our consolidated tax return (although they are consolidated for financial reporting purposes), because we do not hold at least 51% of the voting shares of such subsidiaries. We filed an injunctive action (amparo) against the new income tax law amendments on the basis that the law is unconstitutional. This injunctive action was recently rejected, but we have filed for a review (recurso de revision).

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

GENERAL

     We believe that funds from operating activities, existing export credit agency financing, other vendor financing, and the net proceeds from the debt and equity offerings in 1999, will be adequate to meet our debt service and principal amortization requirements, working capital requirements and capital expenditure needs for our existing businesses for the first half of 2000, although we cannot provide any assurance in this regard. In 2000, we will seek to raise U.S.$34.5 million in vendor financing to acquire microwave transmission equipment, attempt to monetize some of our radio tower assets within the restrictions imposed by our debt covenants pursuant to an agreement signed in December 1999 with a Mexican affiliate of American Tower Corporation and consider equity capital markets financings in Mexico and abroad. We expect that these transactions will allow us to meet our funding needs for our existing businesses through 2001. However, we cannot assure you that we will be able to complete any of these transactions or that the proceeds of these transactions will be sufficient to meet our needs. Our capital expenditure needs and working capital requirements to build-out and operate concessions to provide wireless telephone services in Region 1 and Region 4 over the PCS E-Band will require a significant amount of additional funding in 2000 and beyond. We are seeking to obtain this financing from equipment vendors and other sources, although we may use up to U.S.$10.0 million of cash from operations to fund the initial PCS buildout. Our future operating performance and ability to service and repay our indebtedness will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

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

     Total capital expenditures in 1997 were U.S.$87.7 million, excluding U.S.$0.5 million in capitalized interest. Total capital expenditures in 1998 increased substantially because of the accelerated deployment of the CDMA digital network and were U.S.$248.0 million, excluding U.S.$49.8 million for the acquisition of PCS frequency concessions in Regions 1 and 4, U.S. $66.4 million in Lucent Technologies trade-in credits and U.S.$12.5 million in capitalized interest. Total capital expenditures in 1999 were U.S.$144.5 million, not including Lucent Technologies trade-in credits in the amount of U.S.$19.2 million and capitalized interest in the amount of U.S.$17.1 million. 1997 and 1998 capital expenditures data do not consider the effect of inflation. The 1997 and 1998 capital expenditure amounts were derived using historical pesos translated at the exchange rate in effect at the end of the corresponding year.

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

LIQUIDITY

     General. Except for payment of principal and interest on the Senior Notes due 2006 issued in December 1999, New Iusacell does not currently have significant liquidity requirements. Old Iusacell's debt agreements currently prohibit Old Iusacell and its subsidiaries from paying dividends or otherwise making cash available to New Iusacell. While such restrictions exist, we expect to meet New Iusacell's liquidity requirements with funds provided by our recent debt offering, future equity and debt offerings, and capital contributions from our principal shareholders. Our principal shareholders are under no obligation to make capital contributions to us.

     Total New Iusacell debt, including trade notes payable, was Ps.7,953.3 million (U.S.$838.9 million) at December 31, 1999. At December 31 1999, New Iusacell's average cost of outstanding debt was approximately 11.3%, with a remaining average maturity of approximately 4.5 years. At December 31, 1999, New Iusacell's debt to total capital ratio was 60.3%.

     Old Iusacell's liquidity has been provided by cash from operations, short and long-term borrowings, vendor financing and capital contributions. Total Old Iusacell debt, including trade notes payable, was Ps.4,602.4 million (U.S.$485.5 million) outstanding at December 31, 1999, 5.1% higher than the Ps.4,377.9 million (U.S.$461.8 million) outstanding at December 31, 1998 (using historical pesos translated at the exchange rate in effect at the end of 1998). At December 31, 1999, Old Iusacell's average cost of outstanding debt was approximately 8.6%, with a remaining average maturity of approximately 2.7 years. At December 31, 1999, Old Iusacell's debt to total capital ratio was 46.8% as compared to 55.5% at December 31, 1998 and 40.2% at December 31, 1997.

     All of New Iusacell and Old Iusacell's debt outstanding at December 31, 1999 was U.S. dollar-denominated and only partly hedged against foreign exchange risk. See " -- Hedging" and Item 11, "Quantitative and Qualitative Disclosures About Market Risk."

     Senior Notes due 2006. In December 1999, New Iusacell issued U.S.$350.0 million of 14-1/4% senior notes due 2006 under an indenture dated as of December 16, 1999 among New Iusacell, Bell Atlantic Corporation and the Bank of New York, as trustee, which we refer to as the New Iusacell Indenture. U.S.$133.6 million of the proceeds from the offering were deposited in a security account for purposes of payment of the first six semiannual installments of interest thereon. The senior notes are subject to be exchanged for registered notes, which will also be governed by the New Iusacell Indenture. Under certain circumstances involving a change of control of New Iusacell or Old Iusacell, Bell Atlantic, jointly and severally with New Iusacell, will be required to make an offer to repurchase the Senior Notes due 2006.

     Old Iusacell Notes. In July 1997, Old Iusacell issued U.S.$150.0 million of 10% Senior Notes due 2004 under an indenture dated as of July 25, 1997 among Old Iusacell, the subsidiaries of Old Iusacell guaranteeing such notes and First Union National Bank, as trustee, which we refer to as the Old Iusacell Indenture, substantially all of which were exchanged in January 1998 for 10% Series B Senior Notes due 2004 which are also governed by the Old Iusacell Indenture, which we refer to as, whether or not exchanged, the 10% Senior Notes.

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

     Old Iusacell's obligations under the Senior Credit Facility are unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding subsidiaries of Old Iusacell and are secured by the pledge of substantially all capital stock and equity interests held by Old Iusacell and by all cellular concessions and substantially all assets used in connection with or related to such concessions. In particular, the Senior Credit Facility lenders have a second priority lien on all Lucent Technologies analog and CDMA digital cellular network equipment acquired for Regions 6, 7, and 9 under the Eximbank Facilities described below and a first priority lien on all other assets (including, without limitation, the cellular concessions) of Old Iusacell and its concession-holding subsidiaries.

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

     In January 2000, in connection with certain covenant waivers and modifications, Old Iusacell prepaid U.S.$1.7 million in principal amount of the Senior Credit Facility. See " -- Loan Covenant Waivers and Modifications."

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

     Old Iusacell's obligations under the Eximbank Facilities are unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding subsidiaries of Old Iusacell and are secured by a first lien on certain Lucent Technologies analog and CDMA digital cellular network equipment acquired for Regions 6, 7 and 9, a second lien on any and all other Lucent Technologies analog and CDMA digital cellular network equipment acquired under Old Iusacell's contract with Lucent Technologies, including such equipment in Region 5, and a second lien on Old Iusacell's four cellular concessions and substantially all other assets used in connection with or related to such concessions.

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

     In December 1999, UBS AG assigned its interest in the Eximbank Facilities to Banque Nationale de Paris.

     In January 2000, in connection with certain covenant waivers and modifications, Old Iusacell prepaid U.S.$0.1 million in principal amount under the Eximbank Facilities and will prepay an additional U.S.$0.6 million in principal amount under the Eximbank Facilities by May 2000.

     Handset financing. In January 1999, Old Iusacell obtained a handset financing facility from UBS AG, which consists of a 360-day senior unsecured credit facility in the principal amount of U.S.$10.0 million to be used solely to acquire cellular handsets, which we refer to as the UBS Handset Facility. Loans outstanding under this facility will bear interest at an annual rate equal to 1.50% above LIBOR for the related interest period, which can have a duration of 30, 60, 90, 180 or 360 days, with respect to each disbursement. Old Iusacell drew down the entire U.S.$10.0 million available under this facility in April 1999 for a 360-day term at a fixed interest rate of 6.8%. In December 1999, UBS AG assigned its interest in the UBS Handset Facility to Banque Nationale de Paris.

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

                                                                MILLIONS OF
YEAR                                                           U.S. DOLLARS
                                                               ------------
2000...................................................            69.2 (1)
2001...................................................           134.0
2002...................................................           112.6
2003...................................................            14.3
2004...................................................           157.2
                                                                  -----
                                     TOTAL                        487.3 (2)

------------------------

     (1) Includes repayment of U.S.$1.1 million in vendor financing in March 2000 and principal prepayments in the aggregate amount of U.S.$2.4 million made to the lenders under the Senior Credit Facility and the Eximbank Facilities in January 2000. See " -- Vendor Financing" and " -- Loan Covenant Waivers and Modifications."

     (2)  The U.S.$350.0 million in Senior Notes due 2006 matures in December
          2006.

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

     In April 2000, Old Iusacell will request covenant waivers and modifications from the lenders under the Senior Credit Facility and Eximbank Facilities in order to provide it with the flexibility to make additional capital expenditures and/or incur indebtedness in connection with the sale leaseback of its tower assets described below, to approve the terms and conditions of certain permitted unsecured indebtedness, to not classify surety bonds issued in the ordinary course of business as indebtedness, to permit the sale of certain mortgaged property and to permit the sale of certain other property without having to apply a certain percentage of the proceeds from such sale to prepay the principal of the Senior Credit Facility and Eximbank Facilities. Based on conversations with its bank lenders, Iusacell expects to receive these waivers and modifications in exchange for customary fees and some increase in the interest rate on one or both facilities.

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

     Tower Monetization. In December 1999, Iusacell entered into a series of agreements with a Mexican affiliate of American Tower Corporation. These agreements, among other things, give American Tower the opportunity to market a portfolio of approximately 350 existing Iusacell towers and, subject to restrictions imposed by Iusacell's debt covenants, acquire them. Iusacell intends to seek at least a partial waiver of the restrictions imposed by our debt covenants in order to implement this agreement and anticipates receiving approximately U.S.$30.0 million in proceeds from this transaction through mid-2001.

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

     Iusacell's estimate of future taxable income is based primarily on and supported by:

     - management's expectations of Iusacell's growth and profitability over the next 5 years,

     - the significant improvement in operating performance from February 1997 through December 1998, as evidenced by the success of the implementation of the Bell Atlantic wireless business model. This model has produced strong subscriber growth in excess of 75% year over year in 1998 and 1999, improved revenues (based on customer growth and price increases), and lower network and operating costs, resulting in an operating profit in the first three quarters of 1999 (and, excluding the Project 450 write-down, also in 1998), as compared to an operating loss during 1997, and

     - the effects of cost-cutting measures achieved as a result of the restructuring completed during 1997 and 1998, primarily related to a 15% reduction in headcount and elimination of duplicate administrative costs.

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

PROVISION FOR IMPAIRMENT OF ANALOG EQUIPMENT

     As described in Note 4 b) to the Consolidated Financial Statements, under Mexican GAAP, an impairment charge against income from operations was recorded during the year ended December 31, 1997 to reflect a writedown of the carrying value of the then-existing analog communications network equipment. Under U.S. GAAP, we evaluated the analog equipment for impairment using the criteria of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and our eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. The impairment loss is recorded as a component of income from operations.

EXTRAORDINARY ITEM

     Under Mexican GAAP, the utilization of our tax loss carryforwards is classified as an extraordinary item and presented as a separate line item in our consolidated income statement. Under U.S. GAAP, the utilization of the tax loss carryforward is recorded as a component of the taxation expense.

                ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     New Iusacell is managed by a twelve-member Board of Directors. The directors nominated by Bell Atlantic have the power under our by-laws to approve, without the affirmative vote of any other directors, all resolutions of the Board of Directors, except with respect to some transactions over which the New Iusacell Shareholders Agreement grants the Peralta Group supermajority rights. Pursuant to the New Iusacell Shareholders Agreement, Lawrence T. Babbio, Jr. is the Chairman of the Board of Directors and possesses a tie-breaking vote. See Item 7, "Major Shareholders and Related Party Transactions -- Major Shareholders --Governance" for a description of the New Iusacell Shareholders Agreement, which governs the appointment of directors as between our major shareholders.

                       A. DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

     The following table presents information with respect to our directors at December 31, 1999:

              NAME                       AGE                POSITION(S)
              ----                       ---                -----------
 Lawrence T. Babbio, Jr..........        55       Chairman of the Board of Directors and
                                                  Series A Director
 Dennis F. Strigl................        53       Series A Director
 Thomas A. Bartlett..............        41       Chief Executive Officer and Series A
                                                  Director
 John E. Chynoweth*+.............        48       Series A Director
 Stephen B. Heimann..............        44       Series A Director
 Fernando de Ovando+.............        47       Series A Director
 Jose Ramon Elizondo Anaya.......        45       Series A Director
 Carlos Peralta Quintero.........        48       Series V Director
 Ernesto Canales Santos..........        59       Series V Director
 Luis Felipe Gonzalez Munoz......        45       Series V Director
 Rodolfo Garcia Muriel...........        54       Series V Director
 Fulvio V. del Valle.............        50       President, Director General and Series V
                                                  Director

                               -------------------

* Mr. Chynoweth passed away on November 30, 1999. His successor was appointed at Iusacell's shareholders' meeting on April 10, 2000.

+ On April 10, 2000, Mr. Chynoweth was succeeded as a Series A Director by Christopher M. Bennett, a Bell Atlantic employee, and Mr. de Ovando was succeeded as a Series A Director by Javier Martinez del Campo.

     Based on announcements issued by Bell Atlantic and GTE Corporation, we expect that, upon completion of the Bell Atlantic combination with GTE Corporation, several of Bell Atlantic employees who currently serve as our directors will be replaced principally by current GTE Corporation employees.

     The term of each director expires upon the election of his successor at a duly convened general ordinary shareholders meeting.

     Our by-laws authorize alternate directors to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. The Series A alternate directors as of April 10, 2000 are Thomas Burgos, Ruben G. Perlmutter, Mary Cummings, Dermott O. Murphy, Jeffrey S. Noto, John Furey and Ignacio Gomez Morin. The Series V alternate directors as of April 10, 2000 are Victor Barreiro Cortes, Marco Antonio de la Torre Barranco, Francisco Jose Flores Melendez and Eduardo Rihan for Messrs. Peralta, Canales, Gonzalez and Muriel and William S. Roberts for Mr. del Valle.

EXECUTIVE OFFICERS

     The following table presents information relating to our executive officers at December 31, 1999:

               NAME                     AGE                    POSITION(S)
               ----                     ---                    -----------
Thomas A. Bartlett..............        41       Chief Executive Officer*
Fulvio V. Del Valle.............        50       President and Director General
William S. Roberts..............        44       Executive Vice President, Finance and
                                                 Audit, and Chief Financial Officer
Rolando Stevens.................        44       Executive Vice President and Chief
                                                 Operating Officer
Ricardo Arevalo.................        35       Vice President, Information Systems,
                                                 and Chief Information Officer
Thomas Burgos...................        48       Vice President, Technical Operations,
                                                 and Chief Technology Officer*
Ramon Pando.....................        44       Vice President, Sales
Ruben G. Perlmutter.............        41       Vice President, Mergers and
                                                 Acquisitions, and General Counsel*
Amaury Rivera...................        38       Vice President, Marketing
Francisco Soroa.................        47       Vice President, Public Relations and
                                                 Corporate Communications
Jose Bellido....................        40       Director, Human Resources**
Jorge Halvas....................        35       Director, Regulatory Affairs**

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

     As part of our general compensation policy, we also conduct periodic reviews of our management and employees to determine bonus compensation. Iusacell also provides executive officers with use of an automobile. In addition, we provide our executive officers and other employees with food stamps (up to Ps. 1,153 per month), gas stamps (up to 320 liters per month) and with contributions to a savings plan (up to Ps.1,498 per month).

                               C. BOARD PRACTICES

     New Iusacell has established Executive, Finance and Audit, and Human Resources and Compensation Committees of the Board of Directors. All decisions of these committees require a majority vote of their members, including the favorable vote of at least one member appointed by the series A shareholders.

     The Executive Committee, an administrative and decision-making body of the Board of Directors, may act for the Board of Directors except where Mexican law requires action of the Board of Directors. As of April 10, 2000, the members of the Executive Committee are Messrs. Babbio, Strigl, Bartlett, Bennett, Heimann, Peralta, Canales and del Valle.

     The Finance and Audit Committee recommends New Iusacell's independent public accountants, reviews our annual consolidated financial statements, provides oversight of New Iusacell's auditing, accounting, financial reporting and internal control functions, and reviews with management and New Iusacell's independent public accountants the plans and results of the auditing function. As of April 10, 2000, the members of the Finance and Audit Committee are Messrs. Bartlett, Heimann, Murphy, Noto, Canales and Gonzalez.

     The Human Resources and Compensation Committee reviews, evaluates and makes recommendations to the Board of Directors regarding New Iusacell's executive compensation standards and practices, including salaries, bonus distributions, grants under the executive employee stock purchase plan (described below) and deferred compensation arrangements. As of April 10, 2000, the members of the Human Resources and Compensation Committee are Messrs. Bartlett, Heimann and Rihan and Ms. Cummings.

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

            ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                              A. MAJOR SHAREHOLDERS

     We have two principal groups of shareholders. The first, Bell Atlantic, comprises various subsidiaries of Bell Atlantic Corporation. Since February 1997, we have been under management control of subsidiaries of Bell Atlantic Corporation. Our second group of shareholders, the Peralta Group, comprises Mr. Carlos Peralta and a group of individuals and companies controlled by or related to him. No other shareholders own more than 5% of any class of our shares. At March 31, 2000, based on the information made available to us, our shareholders were as follows:

                                                            NUMBER OF SHARES
                         --------------------------------------------------------------------------------------
    SHAREHOLDERS            A SHARES            %         V SHARES            %          TOTAL              %
    ------------           -----------        -----      -----------        -----    -------------        -----
Bell Atlantic(1) ..        504,331,308         68.4       27,178,520          4.7      531,509,828         40.2
Peralta Group(2) ..        232,499,437         31.6      264,110,404         45.1      496,609,841         37.6
Public investors(3)               --            --       293,753,764         50.2      293,753,764         22.2
                         =============        =====    =============        =====    =============        =====
  Total ...........        736,830,745        100.0      585,042,688        100.0    1,321,873,433        100.0
                         =============        =====    =============        =====    =============        =====


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

     Of Iusacell's series V shares at March 31, 2000, 278,462,370 series V shares were held in the form of American depositary shares and held by 41 holders of record. Assuming that the holders of ADSs are located in the United States, then 52.0% of the series V shares (the ADSs plus all but 1,400,000 series V shares held by Bell Atlantic which are already held as ADSs) are held in the United States.

     In August 1999, we completed a reorganization of Iusacell. The reorganization included U.S.$132.5 million in borrowings from our principal shareholders between August 1998 and March 1999 that were immediately converted into equity, an offer to exchange the shares of Old Iusacell for shares of New Iusacell, primary equity offerings that raised U.S.$33.7 million in net proceeds for New Iusacell and a U.S.$106.5 million secondary offering by our principal shareholders. This reorganization more than doubled the number of Iusacell's publicly held shares. Before the August 1999 primary and secondary offerings, Bell Atlantic had a 47.2% interest in Iusacell and the Peralta Group had a 43.8% interest. After the August 1999 reorganization, Bell Atlantic and the Peralta Group each had a 40.4% interest in Iusacell. On January 31, 2000, we launched a second exchange offer to acquire the remaining 0.5% interest in Old Iusacell held by public shareholders. This offer was completed on February 29, 2000 and, as a result, we now hold 99.9% of the outstanding Old Iusacell shares. See Item 4, "Information on the Company -- History and Development of the Company." Since this second exchange offer placed additional series V shares with public shareholders, both Bell Atlantic and the Peralta Group were slightly diluted. Bell Atlantic currently holds a 40.2% interest in Iusacell. Several relatives of Carlos Peralta sold 34,874,534 series V shares in 2000 and the Peralta Group currently holds a 37.6% interest in Iusacell.

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

     Pursuant to the New Iusacell Shareholders Agreement, Bell Atlantic and the Peralta Group have agreed to some restrictions on the transfer of their New Iusacell shares. Bell Atlantic and the Peralta Group agreed, among other things, that until February 4, 2000, they will not sell more than 2% of their respective holdings in Iusacell as of August 11, 1999. The Peralta Group also granted Bell Atlantic a right of first refusal on the transfer of any series A shares by the Peralta Group.

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

THE BELL ATLANTIC FACILITY

     On July 25, 1997 Bell Atlantic agreed to provide Old Iusacell with a subordinated convertible financing facility in an aggregate amount of U.S.$150.0 million, which we refer to as the Bell Atlantic Facility. The subordinated convertible debentures, which we refer to as the Debentures, issuable under the Bell Atlantic Facility were available for issuance through June 30, 1999, were to mature on December 31, 1999, and were to bear interest at an annual rate equal to six-month LIBOR plus 500 basis points, payable semi-annually in cash or by issuance of additional Debentures, at the option of Bell Atlantic, subject to the terms of a subordination agreement with certain senior lenders. The principal amount of the Debentures was convertible at any time prior to maturity into series A shares of Old Iusacell at a conversion price of U.S.$0.70 per share.

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

     The Peralta Group owns Fraccionadora y Constructora Mexicana, S.A. de C.V., known as Fracomex, a company engaged in real estate investment and management that has entered into 13 lease agreements with some subsidiaries of Iusacell. The total amount payable by Iusacell to Fracomex per month for all such leases currently is U.S.$31,265. In 1999, these payments totaled approximately U.S.$312,654.

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

     Iusacell leases office space to Telecomunicaciones y Equipos, S.A. de C.V.
(TESA), a company formerly controlled by Carlos Peralta. TESA had owed Iusacell rental payments for 1996 in the total amount of U.S.$76,920. In 1999, TESA's new owners reached a settlement agreement with Iusacell in which Ps.514,314.98 (approximately U.S.$54,250) of the debt was forgiven. The balance of the debt owed by TESA to Iusacell, for 1999 or otherwise, was paid.

OTHER SERVICES

     Our Satelitron subsidiary provides data transmission services, technical services and facilities to Internet Directo, S.A. de C.V., a Peralta Group member that provides transmission enhancement services to internet access providers. In 1999, Iusacell billed Internet Directo U.S.$590,343, including value-added taxes, for such services. As of December 31, 1999, Internet Directo owed Satelitron approximately U.S.$88,880 of the billed amount.

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

     Mr. Fernando de Ovando, a director of New Iusacell until April 10, 2000, Mr. Javier Martinez del Campo, an alternate director of New Iusacell until April 10, 2000 and a director of New Iusacell from and after that date, and

Mr. Ignacio Gomez Morin, an alternate director of New Iusacell, are members of the law firm of De Ovando y Martinez del Campo, S.C., which, in 1999, provided legal services to Iusacell in the amount of approximately Ps.3.3 million (U.S.$352,700).

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

                       C. INTERESTS OF EXPERTS AND COUNSEL

     Mr. Fernando de Ovando, a director of New Iusacell until April 10, 2000, Mr. Javier Martinez del Campo, an alternate director of New Iusacell until April 10, 2000 and a director of New Iusacell from and after that date, and Mr. Ignacio Gomez Morin, an alternate director of New Iusacell, are members of the law firm of De Ovando y Martinez del Campo, S.C., which, in 1999, provided legal services to Iusacell in the amount of approximately Ps.3.3 million (U.S.$352,700).

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

                             B. SIGNIFICANT CHANGES

         Not applicable.

                          ITEM 9. THE OFFER AND LISTING

                          A. OFFER AND LISTING DETAILS

         New Iusacell's series A and V shares have been listed on the Mexican Stock Exchange since August 4, 1999, with the series V shares listed under the symbol CEL. ADSs representing ten New Iusacell series V shares have been listed on the New York Stock Exchange since August 4, 1999 and trade under the symbol CEL. The series V ADSs are evidenced by American depositary receipts issued under a deposit agreement with The Bank of New York, as depositary. Each of the New Iusacell series A and V shares are without stated par value and are in registered form. With respect to limitations on the rights of series A and V shares, see Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Liquidity" and Item 7, "Major Shareholders and Related Party Transactions -- Major Shareholders -- Governance."

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

                            MEXICAN STOCK EXCHANGE (IN PS.)
------------------------------------------------------------------------------------------
                                                                             AVERAGE DAILY
                                                                            TRADING VOLUME
PERIOD                                 HIGH          LOW          CLOSE        (SHARES)
------                                 ----          ---          -----     --------------
SERIES D
First Quarter 1995 .......             7.10          6.70          7.00            --
Second Quarter 1995 ......             7.50          5.94          6.06            --
Third Quarter 1995 .......             7.20          5.80          7.20            --
Fourth Quarter 1995(1) ...              --            --            --             --

First Quarter 1996 .......             7.20          6.88          6.88            --
Second Quarter 1996 ......             7.00          6.60          6.98            --
Third Quarter 1996(1) ....              --            --            --             --
Fourth Quarter 1996 ......             6.98          4.98          5.75            --

First Quarter 1997 .......             7.15          4.94          7.15           2,081
Second Quarter 1997 ......            11.08          7.17         11.08             770
Third Quarter 1997 .......             9.77          9.77          9.77           2,369
Fourth Quarter 1997 ......            12.75          9.07         12.75         157,365

First Quarter 1998 .......            12.89         12.73         12.73           1,823
Second Quarter 1998 ......             8.76          8.76          8.76             410
Third Quarter 1998 .......             8.52          4.00          4.00             631
Fourth Quarter 1998(1) ...              --            --            --             --

First Quarter 1999 .......             6.80          6.80          6.80             194
Second Quarter 1999 ......            11.10          7.50         11.10           1,806
Third Quarter 1999 .......            13.90         11.00         13.90          20,250
Fourth Quarter 1999(1) (3)              --            --            --             --

                                   MEXICAN STOCK EXCHANGE (IN PS.)
------------------------------------------------------------------------------------------
                                                                             AVERAGE DAILY
                                                                            TRADING VOLUME
PERIOD                                 HIGH          LOW         CLOSE         (SHARES)
------                                 ----          ---         -----      --------------
SERIES L .................
First Quarter 1995 .......            10.00          5.40          6.80            --
Second Quarter 1995 ......             8.48          7.00          7.28            --
Third Quarter 1995 .......             9.18          7.08          8.98            --
Fourth Quarter 1995 ......             8.80          8.14          7.96            --

First Quarter 1996 .......             9.60          8.00          8.50            --
Second Quarter 1996 ......            10.10          8.32          8.34            --
Third Quarter 1996 .......             8.30          6.00          6.00            --
Fourth Quarter 1996 ......             7.20          5.25          5.75            --

First Quarter 1997 .......             9.34          6.79          8.46          14,105
Second Quarter 1997 ......            13.97          8.98         13.97           6,595
Third Quarter 1997 .......            14.77         13.47         13.97          32,505
Fourth Quarter 1997 ......            12.74         12.97         17.20          43,750

First Quarter 1998 .......            18.86         16.27         18.86           5,818
Second Quarter 1998 ......            16.47         16.17         16.17             880
Third Quarter 1998 .......            14.56          4.90          4.90          13,785
Fourth Quarter 1998 ......             8.50          4.50          8.10           1,935

First Quarter 1999 .......             8.60          8.10          8.50             532
Second Quarter 1999 ......            13.50          8.30         11.50           1,903
Third Quarter 1999(4) ....            13.80         12.38         13.38           4,680

SERIES V
Third Quarter 1999 .......            10.86          9.00          9.00      14,018,252(2)
Fourth Quarter 1999 ......            17.00          8.80         14.10         412,852

September 1999 ...........            10.86          9.00          9.00          62,571
October 1999 .............            11.28          8.80         11.20         195,059
November 1999 ............            13.40         11.60         11.76         958,059
December 1999 ............            17.00         11.80         14.10         331,000
January 2000 .............            16.50         13.30         15.50         364,769
February 2000 ............            22.90         16.00         19.64         363,095


                         NEW YORK STOCK EXCHANGE (IN U.S.$)
--------------------------------------------------------------------------------------
                                                                         AVERAGE DAILY
                                                                        TRADING VOLUME
PERIOD                           HIGH           LOW           CLOSE         (ADSs)
------                           ----           ---           -----     --------------
SERIES D
First Quarter 1995 ..........   16.000         7.375         10.375           --
Second Quarter 1995 .........   13.125         9.000         10.500           --
Third Quarter 1995 ..........   12.375         9.500         10.500           --
Fourth Quarter 1995 .........   10.375         8.000          8.000           --

                         NEW YORK STOCK EXCHANGE (IN U.S.$)
----------------------------------------------------------------------------------------
                                                                           AVERAGE DAILY
                                                                          TRADING VOLUME
PERIOD                             HIGH            LOW           CLOSE        (ADSs)
------                             ----            ---           -----    --------------
First Quarter 1996 ..             11.125          8.000          8.875          --
Second Quarter 1996 .             11.875          8.375          8.750          --
Third Quarter 1996 ..              8.875          6.750          6.750          --
Fourth Quarter 1996 .              7.125          5.625          5.750          --

First Quarter 1997 ..              9.625          5.605          8.375         9,958
Second Quarter 1997 .             15.125          8.375         14.750        10,238
Third Quarter 1997 ..             16.000         11.000         12.500         5,648
Fourth Quarter 1997 .             15.875         12.000         15.250        13,277

First Quarter 1998 ..             16.500         13.625         14.000        10,853
Second Quarter 1998 .             13.813          9.250          9.250        10,888
Third Quarter 1998 ..             12.188          3.875          4.656         6,211
Fourth Quarter 1998 .              8.750          4.125          6.313         4,316

First Quarter 1999 ..              8.750          6.063          7.375         5,812
Second Quarter 1999 .             13.750          7.000         12.750         7,747
Third Quarter 1999(3)             15.250         10.630         10.630        11,954

SERIES L
First Quarter 1995 ..             18.750          8.750         11.875          --
Second Quarter 1995 .             15.875         10.875         12.000          --
Third Quarter 1995 ..             15.500         11.250         13.000          --
Fourth Quarter 1995 .             13.375          9.250         10.125          --

First Quarter 1996 ..             13.375         10.000         10.875          --
Second Quarter 1996 .             14.375          9.375         10.750          --
Third Quarter 1996 ..             10.875          7.375          7.500          --
Fourth Quarter 1996 .              9.500          6.500          7.625          --

First Quarter 1997 ..             12.000          7.125         10.375        54,169
Second Quarter 1997 .             18.875         10.750         18.375        44,148
Third Quarter 1997 ..             20.000         15.375         19.938        45,653
Fourth Quarter 1997 .             22.438         17.125         21.688        38,135

First Quarter 1998 ..             22.813         19.063         20.625        31,575
Second Quarter 1998 .             20.563         13.625         13.750        33,946
Third Quarter 1998 ..             16.500          4.563          4.938        47,167
Fourth Quarter 1998 .              9.813          4.375          7.125        33,575

First Quarter 1999 ..              9.875          6.375          8.000        51,556
Second Quarter 1999 .             14.500          7.500         13.000       132,798
Third Quarter 1999 ..             15.560          9.500         13.310        34,328
Fourth Quarter 1999 .             16.125          7.250         14.688         5,440

September 1999 ......             12.000         11.375         11.500         3,907
October 1999 ........             11.500         10.563         10.625         4,455
November 1999 .......             11.750          7.250         10.250         8,900
December 1999 .......             16.125         10.000         14.688         6,850
January 2000 ........             17.500         14.000         14.500         5,926
February 2000(4) ....             24.500         16.000         20.375         8,000

                         NEW YORK STOCK EXCHANGE (IN U.S.$)
----------------------------------------------------------------------------------------
                                                                           AVERAGE DAILY
                                                                          TRADING VOLUME
PERIOD                             HIGH            LOW           CLOSE        (ADSs)
------                             ----            ---           -----    --------------
SERIES V
Third Quarter 1999 ..             11.870          9.500          9.500       173,550
Fourth Quarter 1999 .             16.625          9.375         14.938       231,688

September 1999 ......             11.875          9.500          9.500        82,962
October 1999 ........             11.875          9.375         11.875       145,675
November 1999 .......             14.563         12.500         12.500       312,814
December 1999 .......             16.625         12.500         14.938       242,973
January 2000 ........             17.813         14.000         15.125       205,845
February 2000 .......             24.750         16.000         21.250       314,950

----------

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

GENERAL

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

     Since January 11, 1999, the trading of equity securities listed on the Mexican Stock Exchange is made through the Electronic Negotiation System, an automated, computer-linked system commonly known as BMV-SENTRA Capitales. The trading of debt securities on the Mexican Stock Exchange commenced in November 1995 through the system known as BMV-SENTRA Titulos de Deuda.

     The BMV-SENTRA system allows participation in the securities markets through work stations set up for this purpose on the trading floor of the Mexican Stock Exchange and on the trading desks of each member broker. Member brokers must maintain the number of work stations authorized by the Mexican Stock Exchange, which work stations must be located in the territory of Mexico. To access the BMV-SENTRA system, each member broker is given a password.

     Transactions may be carried out through ordinary matched transactions during a trading day or through an auction process. Ordinary transactions may take the form of firm bids and offers that are matched on a given trading date, or matched transactions (operaciones de cruce) in which the same broker or brokers act for the seller and for the purchaser of the relevant securities. Matched transactions may only occur if existing bids or offers made on better terms are first matched. Auctions may only be initiated with the approval of the Mexican Stock Exchange in order to (i) determine the market price of a security,
(ii) commence the trading of a security on a trading day or (iii) reinitiate trading of a security the trading of which was suspended. Securities may only be traded at prevailing market prices (which may be adjusted for corporate events) or at auction prices.

     Settlement is effected two trading days after a share transaction is completed on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the CNBV. All securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, known as Indeval, a privately owned central securities depositary. Pursuant to the Mexican Securities Market Law of 1975, the only persons authorized to be shareholders of Indeval are the Mexican Central Bank, brokerage firms, securities specialists, stock exchanges, credit institutions and insurance and bonding companies. Indeval acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical delivery of securities.

     The Mexican Stock Exchange publishes a daily official price list that includes information on each listed security. The Mexican Stock Exchange may suspend trading of a particular security for various reasons. Trading may be suspended in the event of disclosure of material non-public information, if the Mexican Stock Exchange considers that the suspension is necessary for the public to be fully informed. The Mexican Stock Exchange may also spend trading of a particular security as a result of significant price fluctuations during a given trading day (fluctuations exceeding a given price level by more than 15%) or as a result of unusual movements in the price of a security, but in this last case, during no more than five consecutive trading days. The Mexican Stock Exchange may also suspend trading generally as a result of fortuitous events or force majeure, or if unusual market fluctuations arise.

     As of December 31, 1999, approximately 186 Mexican companies were listed on the Mexican Stock Exchange, excluding mutual funds. During 1999, the ten most actively traded equity issues represented approximately 51.5% of the total volume of the shares traded on the Mexican Stock Exchange, not including public offerings. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions of institutional investors. There is no formal over-the-counter market for securities in Mexico.

     The Mexican Stock Exchange is Latin America's second largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world stock markets and is subject to significant volatility. During 1994, for example, the Mexican Stock Exchange Index (Indice de Precios y Cotizaciones), which is based on the share prices of 30 major Mexican issuers, experienced one-day declines of approximately 6% and 15%. Furthermore, following the devaluation of the peso in late 1994, the Mexican Stock Exchange Index declined (in peso terms) by approximately 36% from December 20, 1994 to February 27, 1995. On several occasions in 1995, the Mexican Stock Exchange Index declined by more than 5% (in peso terms) in one day. From October 21, 1997 to October 27, 1997, following sharp declines in Asian stock markets, the Mexican Stock Exchange Index declined by 20.6%. There was another sharp decline of 38.8% in the Mexican Stock Exchange Index from July 14, 1998 to September 10, 1998 following a decrease in oil prices and concerns about increasing inflation in Mexico.

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

     Pursuant to the Mexican Securities Market Law, the CNBV must be notified before shareholders of a company listed on the Mexican Stock Exchange effect one or more simultaneous or successive transactions affecting 10% or more of such company's capital stock. Also, a transfer of a block of shares representing 10% or more of the shares of a public company outside the Mexican Stock Exchange must be reported to the CNBV. The holders of the shares being transferred in the transactions are also obligated to inform the CNBV of the results of the transactions within ten days of completion of the last transaction, or that the transactions have not been completed. The CNBV will notify the Mexican Stock Exchange of these transactions, without specifying the names of the parties involved.

     Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange.



                             D. SELLING SHAREHOLDERS

     Not applicable.

                                   E. DILUTION

     Not applicable.

                            F. EXPENSES OF THE ISSUE

     Not applicable.

                         ITEM 10. ADDITIONAL INFORMATION

                                A. SHARE CAPITAL

DESCRIPTION OF IUSACELL CAPITAL STOCK

     The outstanding capital stock of Iusacell consists of series A shares and series V shares, no par value. The following table presents the number of shares that were outstanding as of December 31, 1999 and March 31, 2000.


DECEMBER 31, 1999
                                                                                          PERCENTAGE
                         NUMBER OF             NUMBER OF ISSUED        PERCENTAGE OF       OF VOTING
  SHARES             AUTHORIZED SHARES              SHARES             CAPITAL STOCK         POWER
  ------             -----------------         ----------------        -------------      ----------
Series A .........       749,830,745              736,830,745               56.0%             56.0%
Series V .........       638,780,690              578,200,867               44.0%             44.0%
                       -------------            -------------              -----             -----
      Total.......     1,388,611,435            1,315,031,612              100.0%            100.0%
                       =============            =============              =====             =====

MARCH 31, 2000
                                                                                          PERCENTAGE
                         NUMBER OF             NUMBER OF ISSUED        PERCENTAGE OF       OF VOTING
 SHARES              AUTHORIZED SHARES              SHARES             CAPITAL STOCK         POWER
 ------              -----------------         ----------------        -------------      ----------
Series A .........       749,830,745              736,830,745               55.7%             55.7%
Series V .........       638,780,690              585,042,688               44.3%             44.3%
                       -------------            -------------              -----             -----
      Total.......     1,388,611,435            1,321,873,433              100.0%            100.0%
                       =============            =============              =====             =====


     On February 29, 2000, we completed a second exchange offer of New Iusacell series V shares in the form of ADSs for Old Iusacell series D and L shares in the form of ADSs in which we exchanged 5,670,360 of our series V shares for 33,068 Old Iusacell series D shares and 5,637,292 Old Iusacell series L shares.

     In March 2000, Old Iusacell's ADS Depositary, The Bank of New York converted the remaining 1,171,461 series D and series L shares that had previously been held in the form of series D and series L ADSs into our series V shares.

     All authorized shares that are not issued within a defined period of time are automatically canceled. We expect to cancel 66,738,002 authorized but unissued series A and V shares in April 2000. All issued shares are fully paid. Neither Iusacell nor any of its subsidiaries holds any shares issued by Iusacell. Iusacell has no shares that do not represent capital.

     We have not issued any options to purchase our capital stock.

SHARE CAPITAL HISTORY


                                                 OLD IUSACELL'S SHARES                                  NEW IUSACELL'S SHARES
                          ---------------------------------------------------------------------     ----------------------------
                            SERIES A             SERIES B           SERIES D         SERIES L         SERIES A        SERIES V
                            --------             --------           --------         --------         --------        --------
Balance as of 1/1/97       428,575,540          205,562,450        204,920,220      142,566,220

Share conversion upon
change of control(1)       266,769,760         (200,000,000)       (66,769,760)

Issuance of common
stock upon exercise of
preemptive rights                                                          256(2)

Issuance of common
stock for the Stock
Purchase Plan                                                                         7,642,398(3)

Issuance of common
stock through the
capitalization of debt      51,408,110(4)                           48,754,000(4)
                          ------------         ------------       ------------     ------------     ------------    ------------

Balance as of 12/31/97     746,753,410            5,562,450        186,904,725      150,208,618

Issuance of common
stock upon exercise of
preemptive rights                                                                            40(5)

Issuance of common
stock for the Stock
Purchase Plan                                                                         1,117,496(6)

Issuance of common
stock through the
conversion of debt         144,999,999(7)

Incorporation of New
Iusacell                                                                                                   8,750           8,750
                          ------------         ------------       ------------     ------------     ------------    ------------
Balance as of 12/31/98     891,753,409            5,562,450        186,904,725      151,325,154            8,750           8,750

Issuance of common
stock for the Stock
Purchase Plan                                                                            70,004(8)

Issuance of common
stock through the
conversion of debt          44,285,714(9)

Exchange offer (10)       (936,039,123)          (5,562,450)      (186,844,813)    (144,565,453)     736,821,995     536,189,844

Rights offer                                                                                                          18,405,490(11)

Primary offering                                                                                                      23,596,783(12)
                          ------------         ------------       ------------     ------------     ------------    ------------
Balance as of
12/31/99(13)                      --                   --               59,912        6,830,705      736,830,745     578,200,867
                          ============         ============       ============     ============     ============    ============

----------
(1) In February 1997, in connection with the acquisition by Bell Atlantic of the management control of Old Iusacell, Bell Atlantic and the Peralta Group effected certain share conversions in order to give Bell Atlantic a majority of the Old Iusacell series A shares and control over the Old Iusacell Board of Directors. All conversions were effected on a share-for-share basis.

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

(10) In August 1999, in connection with the Iusacell restructuring and recapitalization plan, we exchanged our series A and V shares for Old Iusacell's series A, B, D and L shares on a one-for-one basis. See Item 4, "Information on the Company --History and Development of the Company."

(11) Rights offer shares sold at U.S.$0.70 per share or its peso equivalent.

(12) Primary offer shares sold at U.S.$1.05 per share or its peso equivalent.

(13) Subsequent Events: On February 29, 2000, we completed a second exchange offer of our series V shares (in the form of ADSs) for Old Iusacell series D and L shares (in the form of ADSs) in which we exchanged 5,670,360 of our series V shares for 33,068 Old Iusacell series D shares and 5,637,292 Old Iusacell series L shares. In March 2000, Old Iusacell's ADS Depositary converted the remaining 1,171,461 series D and series L shares that had previously been held in the form of series D and series L ADSs into our series V shares.

                    B. MEMORANDUM AND ARTICLES OF ASSOCIATION

GENERAL

     New Iusacell was incorporated on August 6, 1998 as a variable capital corporation (sociedad anonima de capital variable) established under the laws of Mexico. New Iusacell was registered in the Public Registry of Commerce of the Federal District of Mexico under Commercial Number 242349 on November 3, 1998. We were formed for the purpose of acquiring and holding the shares of Grupo Iusacell Celular, S.A. de C.V.

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

     General meetings called to consider all other matters are ordinary meetings. An ordinary general meeting of the shareholders of Iusacell must be held at least annually during the four months following the end of each fiscal year to consider matters specified in Article 181 of the Mexican Companies Law, including, principally, the approval of the report of the Board of Directors regarding the performance of Iusacell, the approval of the financial statements of Iusacell for the preceding fiscal year, appointment of directors and statutory auditors and determination of their compensation, and the declaration of dividends.

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

     See also, Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Liquidity," for a summary of Iusacell's material credit agreements and indentures.

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

     From November 11, 1991 to October 20, 1992, Banco de Mexico permitted the Free Market Rate to fluctuate according to supply and demand within a moving band. In late December 1994, the Mexican government responded to exchange rate pressures first by increasing by 15% the upper limit of the peso/ U.S. dollar exchange rate band and then, two days later, allowing the peso to fluctuate freely against the U.S. dollar. By December 31, 1994, the peso/ U.S. dollar exchange rate, which had been Ps.3.466 to U.S.$1.00 on December 19, 1994, was Ps.5.000 to U.S.$1.00. At December 31, 1996, the peso/ U.S. dollar exchange rate was Ps.7.88 to U.S.$1.00.

     Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of securities traded on the Mexican Stock Exchange, including our shares and, as a result, are likely to affect the market price of our securities. The peso devaluation most likely had a direct effect on the drop in the market price of the ADSs recorded after the devaluation. See market prices in Item 9, - "The Offer and Listing - Offer and Listing -- Details." Such fluctuations also would affect the dollar conversion by the depositary of any cash dividends paid in pesos on shares represented by ADSs. Fluctuations in the exchange rate can also affect Iusacell's operating results depending on the terms of its contractual arrangements and the effect of the fluctuation on the specific industries served by Iusacell. See Item 5, "Operating and Financial Review and Prospects -- Devaluation and Inflation."

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

     Gains realized by a nonresident of Mexico on the sale or other disposition of shares representing capital stock of a Mexican corporation (like New Iusacell) through a recognized stock exchange, such as the Mexican Stock Exchange, are exempt from Mexican income tax if the stock is on the list of publicly-traded shares published by the Ministry of Finance and Public Credit through general rules. The New Iusacell series V shares are currently included on that list.

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

                         F. DIVIDENDS AND PAYING AGENTS

     Not applicable, but see Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Dividend Policy" and Item 8, "Financial Information -- Consolidated Statements and Other Financial Information -- Dividend Policy."

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

                                 2000        2001        2002        2003        2004        AFTER           TOTAL      FAIR VALUE
                              ---------   ---------   ---------   ---------   ----------   ----------     ----------    ----------
                                                                   (IN MILLIONS OF U.S. DOLLARS)
NEW IUSACELL
14.25% Senior Notes ......          --          --          --          --           --    U.S.$350.0     U.S.$350.0    U.S.$362.3

OLD IUSACELL
10.0% Senior Notes .......          --          --          --          --    U.S.$150.0          --           150.0         142.5
Chase Credit Facility ....    U.S.$35.2   U.S.$91.6   U.S.$98.2                                                225.0         224.9
Ex-Im Bank Tranche .......         14.5        14.5        14.5   U.S.$14.5          7.2          --            65.2          56.7
Commercial Bank Tranche...          --         25.7         --          --           --           --            25.7          25.7
Handset Facilities .......         15.0         2.5         --          --           --           --            17.5          17.5
Interest Rate Collars ....          --          --         50.0         --           --           --            50.0          50.6
Forward Rate Contracts....         44.0        33.0         --          --           --           --            77.0          77.0


FOREIGN CURRENCY RISK

     Iusacell's primary foreign currency exposure relates to our foreign currency denominated debt. Iusacell's debt obligations are denominated in U.S. dollars while it generates revenues in Mexican pesos. Therefore, Iusacell is exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. The exchange rate of pesos to the U.S. dollar is a freely floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on Iusacell and on our ability to meet our long-term debt obligations. As of December 31, 1999, a hypothetical immediate 10% devaluation of the peso relative to the U.S. dollar, as it relates to Iusacell's short-term foreign debt principal, would have a Ps.61.4 million (U.S.$6.5 million) unfavorable impact over a one-year period on both earnings and cash flows.

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

         ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

DESCRIPTION OF IUSACELL ADSs

     ADRs are certificates that evidence Iusacell ADSs, just as a stock certificate evidences a holding of shares. Each Iusacell ADS represents ownership interests in ten series V shares (or the right to receive series V shares) deposited with a custodian in Mexico, which we refer to as the Custodian. Each Iusacell ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's office is located at 101 Barclay Street, New York, NY 10286.

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

                                                 -   Certain cable, telex and facsimile
                                                     transmission expenses as provided in the
                                                     deposit agreement

     -   Taxes and other governmental            -   As necessary
         charges The Bank of  New York or the
         Custodian have to pay on any ADR
         or share underlying an ADR, for
         example, stock transfer taxes,
         stamp duty or withholding taxes

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

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

                  If Iusacell:                                                      Then:
-   Changes the nominal or par value of its shares           -   The cash, shares or other securities received
                                                                 by The Bank of New York will become deposited
                                                                 securities.  Each ADR will automatically
-   Reclassifies, splits up or consolidates any of               represent its equal share of the new deposited
    the deposited securities                                     securities

-   Distributes securities on the shares that are not        -   The Bank of New York may, and will if Iusacell
    distributed to you                                           asks it to, distribute some or all of the
                                                                 cash, shares or other securities it received.
-   Recapitalizes, reorganizes, mergers, liquidate,              It may also issue new ADRs or ask you to surrender
    sells all or substantially all of its assets, or             your outstanding ADRs in exchange for new ADRs,
    takes any similar action                                     identifying the new deposited securities

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



                   ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

                                                                                                     PAGE
                                                                                                     ----
(a)      List of Financial Statements

Grupo Iusacell, S.A. de C.V.

Report of Independent Accountants ...............................................................    F-1

Consolidated Balance Sheets -- December 31, 1999 and 1998........................................    F-3

Consolidated Statements of Income -- Fiscal Years Ended December 31, 1999, 1998 and 1997.........    F-4

Consolidated Statements of Changes in Stockholders' Equity -- Fiscal
  Years Ended December 31, 1999, 1998 and 1997 ..................................................    F-5

Consolidated Statements of Changes in Financial Position -- Fiscal Years Ended December
  31, 1999, 1998 and 1997 .......................................................................    F-6

Notes to Consolidated Financial Statements.......................................................    F-7

Grupo Iusacell Celular, S.A. de C.V.

Report of Independent Accountants ...............................................................    F-51

Consolidated Balance Sheets -- December 31, 1999 and 1998........................................    F-52

Consolidated Statements of Income -- Fiscal Years Ended December 31, 1999, 1998 and 1997.........    F-53

Consolidated Statements of Changes in Stockholders' Equity -- Fiscal
  Years Ended December 31, 1999, 1998 and 1997 ..................................................    F-54

Consolidated Statements of Changes in Financial Position -- Fiscal Years Ended December
  31, 1999, 1998 and 1997 .......................................................................    F-55

Notes to Consolidated Financial Statements.......................................................    F-56

Financial Statement Schedules

Report of Independent Accountants on Financial Statement Schedules...............................    S-I

Schedule IX -- Valuation and Qualifying Accounts and Reserves....................................    S-II

(b)      List of Exhibits

None.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GRUPO IUSACELL, S.A. DE C.V.

                                       BY:
                                           ---------------------------------
                                           William S. Roberts
                                           Executive Vice President,
                                           Finance and Audit, and
                                           Chief Financial Officer



                                       BY:
                                           ---------------------------------
                                           Ruben G. Perlmutter
                                           Vice President, Mergers and
                                           Acquisitions, and General Counsel





                             DATE: April      , 2000

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

21.  Subsequent events

     As part of the recapitalization and reorganization plan mentioned in Note
           1, on March 1, 2000, New Iusacell changed its name from Nuevo Grupo Iusacell, S.A. de C.V. to Grupo Iusacell, S.A. de C.V., and Old Iusacell changed its name from Grupo Iusacell, S.A. de C.V. to Grupo Iusacell Celular, S.A. de C.V.


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
                                           =============    =============     =============      =============      =============

22.   Subsequent events


    As part of the recapitalization and reorganization plan mentioned in Note 1, on March 1, 2000, New Iusacell changed its name from Nuevo Grupo Iusacell, S.A. de C.V. to Grupo Iusacell, S.A. de C.V., and the Company changed its name from Grupo Iusacell, S.A. de C.V. to Grupo Iusacell Celular, S.A. de C.V.

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
