Form 20-F
period 2000-12-31
GRUPO IUSACELL SA DE CV
filed 2001-07-02
CIK 1089695

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 20-F

                             ----------------------

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000
                                       OR
            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from to

                         Commission File Number 1-12500

                             ----------------------

                          GRUPO IUSACELL, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                   IUSACELL GROUP, INC.                                       UNITED MEXICAN STATES
      (Translation of Registrant's name into English)            (Jurisdiction of incorporation or organization)

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

                                      NONE

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                           SECTION 15(d) OF THE ACT:

                                      NONE

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

                 Series A Capital Stock        736,830,745 shares
                 Series V Capital Stock        690,411,440 shares

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                   YES X   NO__

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                              ITEM 17 __ ITEM 18 X


================================================================================

PART I............................................................................................................1

     ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........................................1

     ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE.........................................................1

     ITEM 3.      KEY INFORMATION.................................................................................2

     ITEM 4.      INFORMATION ON THE COMPANY.....................................................................16

     ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................49

     ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................75

     ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................83

     ITEM 8.      FINANCIAL INFORMATION..........................................................................88

     ITEM 9.      THE OFFER AND LISTING..........................................................................91

     ITEM 10.     ADDITIONAL INFORMATION.........................................................................98

     ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................................113

     ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................115

     ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................116

     ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..................116

     ITEM 15.     RESERVED......................................................................................116

     ITEM 16.     RESERVED......................................................................................116

PART III........................................................................................................117

     ITEM 17.     FINANCIAL STATEMENTS..........................................................................117

     ITEM 18.     FINANCIAL STATEMENTS..........................................................................F-1

     GLOSSARY OF TELECOMMUNICATIONS TERMS.......................................................................G-1

     ITEM 19.     EXHIBITS......................................................................................E-1

-------------------

"IUSACELL" MEANS GRUPO IUSACELL, S.A. DE C.V. THIS COMPANY WAS FORMERLY KNOWN AS NUEVO GRUPO IUSACELL, S.A. DE C.V.

"IUSACELL CELULAR" MEANS GRUPO IUSACELL CELULAR, S.A. DE C.V. THIS COMPANY WAS FORMERLY KNOWN AS GRUPO IUSACELL, S.A. DE C.V. IUSACELL OWNS 100% OF THE CAPITAL STOCK OF IUSACELL CELULAR.

On June 30, 2000, Bell Atlantic Corporation, our principal shareholder, which holds its interest in Iusacell through various subsidiaries, acquired GTE Corporation in a merger of equals, renaming itself as "Verizon Communications Inc." The subsidiaries which directly hold Iusacell capital stock have remained unchanged. As a result of the foregoing, the term "Verizon" in this Annual Report refers to the newly created company or its subsidiaries, as the context requires. We continue to use the term "Bell Atlantic" in this Annual Report to refer to Bell Atlantic Corporation and its subsidiaries in connection with events prior to June 30, 2000.

Iusacell's equity securities trade on the New York and Mexican stock exchanges. Both Iusacell and Iusacell Celular have publicly traded debt securities.

Unless otherwise specified, all references to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars, and references to "Ps." and "pesos" are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 2000 purchasing power. Amounts presented in this Annual Report may not add up or may be slightly inconsistent due to rounding.

Unless otherwise specified, this Annual Report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which we refer to as the Noon Buying Rate, at December 29, 2000, which was Ps.9.618 per U.S.$1.00. These currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been, could have been or could be converted into U.S. dollars at those or any other rates of exchange.

--------------------

We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this Annual Report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Grupo Iusacell, S.A. de C.V., Prolongacion Paseo de la Reforma 1236, Colonia Santa Fe, Delegacion Cuajimalpa, 05348 Mexico, D.F., Attention: Carlos Moctezuma, Investor Relations Manager. Telephone requests may be directed to 011-52-5109-5759.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.       DIRECTORS AND SENIOR MANAGEMENT

         Not applicable.

B.       ADVISERS

         Not applicable.

C.       AUDITORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The following tables present selected consolidated financial information of Iusacell and its consolidated subsidiaries. We have extracted some of this information from the audited consolidated financial statements of Iusacell as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998, which we refer to as the Consolidated Financial Statements appearing elsewhere in this Annual Report and you should read this information in conjunction with those Consolidated Financial Statements.

         Prior to August 10, 1999, when Iusacell completed a corporate restructuring, Iusacell had minimal assets and liabilities and no operations and contingent liabilities. For accounting purposes, Iusacell is the successor business to Iusacell Celular. Iusacell currently owns 100% of the capital stock of Iusacell Celular.

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

         Until December 31, 1996, Bulletin B-10 required Iusacell to restate non-monetary assets at current replacement cost, to restate non-monetary liabilities using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), also referred to as the INPC. Beginning on January 1, 1997, Bulletin B-10 requires Iusacell to restate non-monetary assets (other than inventory) using the INPC. Throughout the periods presented in this Annual Report, Bulletin B-10 has also required Iusacell to restate the components of shareholders' equity using the INPC and to record gains or losses in purchasing power from holding monetary liabilities or assets.

         Bulletin B-10 also requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, we have restated all data in the Consolidated Financial Statements and in the selected financial data set forth below in constant pesos as of December 31, 2000. We have not reversed the effect of these inflation accounting principles in the reconciliation to U.S. GAAP.

         Note 21 to the Consolidated Financial Statements presents the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP and contains a reconciliation of Iusacell's net income and stockholders' equity to U.S. GAAP.

         The U.S. dollar amounts provided below are translations from the peso amounts, solely for the convenience of the reader, at the Noon Buying Rate at December 29, 2000 of Ps.9.618 per U.S.$1.00. You should not construe these translations as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated as of any dates mentioned in this Annual Report.

                                                     AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------------
                                                1996           1997            1998             1999
                                           -------------   -------------   -------------   -------------
                                                 (THOUSANDS OF CONSTANT DECEMBER 31, 2000 PESOS
                                                    EXCEPT RATIOS AND SUBSCRIBER DATA) (1)



 INCOME STATEMENT DATA:
 Mexican GAAP:
 Revenues:
 Services ...............................  Ps. 2,310,463   Ps. 2,240,003   Ps. 2,997,340   Ps. 4,105,278
 Telephone equipment sales and other ....        372,665         460,670         459,303         476,112
                                           -------------   -------------   -------------   -------------
      Total revenues ....................      2,683,078       2,700,673       3,456,643       4,581,390
 Cost of sales:
   Cost of services .....................        847,053         746,432         937,951       1,170,439
   Cost of telephone equipment and
      other .............................        207,766         292,419         245,757         293,637
                                           -------------   -------------   -------------   -------------
   Total ................................      1,054,819       1,038,851       1,183,708       1,464,076
 Gross profit ...........................      1,628,259       1,661,822       2,272,935       3,117,314
 Operating expenses .....................      1,173,923       1,079,663       1,319,004       1,574,253
 Depreciation & amortization ............        954,154         844,721         972,849       1,552,704
 450 Project non-cash writedown .........              0               0       1,201,176               0
 Operating (loss) .......................       (499,818)       (262,562)     (1,220,094)         (9,643)
 Other income (expense), net ............              0               0         162,401         (25,120)
 Integral financing cost (gain):
   Interest expense, net ................        443,569         360,286         273,351         317,528
   Foreign exchange (gain) loss, net ....        (98,027)         70,350       1,023,651        (173,327)
   Gain on net monetary position ........       (549,661)       (424,917)       (830,908)       (721,171)
                                           -------------   -------------   -------------   -------------
      Total .............................       (204,119)          5,719         466,094        (576,970)
 Equity participation in net income
   (loss) of associated companies .......          2,080         228,899          30,424         (51,877)
 Other income ...........................              0               0               0               0
 Provision for equipment impairment
   (3) ..................................              0       1,347,080               0               0
   Income (Loss) before asset tax,
   employee profit sharing, minority
   interest, extraordinary item and
   discontinued operations ..............       (293,619)     (1,386,463)     (1,493,363)        490,330
 Provision for:
   Asset tax ............................         55,548          65,809          78,590         144,530
   Income tax ...........................              0               0               0         441,081
                                           -------------   -------------   -------------   -------------
   Total ................................         55,548          65,809          78,590         585,611
 Loss before minority interest,
   extraordinary item and discontinued
   operations ...........................       (349,167)     (1,452,271)     (1,571,953)        (95,281)
 Minority interest ......................          5,017             301           6,910          19,540
                                           -------------   -------------   -------------   -------------
 Loss before extraordinary item and
   discontinued operations ..............       (344,150)     (1,451,970)     (1,565,043)        (75,741)
 Extraordinary item (4) .................       (229,134)              0               0         441,081
 (Loss) from discontinued
   operations (5) .......................                                        (22,572)         (1,673)
                                           -------------   -------------   -------------   -------------
 Net (loss) profit ......................       (573,285)     (1,451,970)     (1,587,615)        363,667
                                           =============   =============   =============   =============
 Loss per share before extraordinary
 item ...................................          (0.34)          (1.35)          (1.40)          (0.06)
 Net (loss) profit per share ............          (0.58)          (1.35)          (1.42)           0.28
 U.S. GAAP: (6)
 Total revenues .........................  Ps. 2,807,605   Ps. 2,826,237   Ps. 3,478,702   Ps. 4,581,361
 Operating profit (loss) ................       (794,059)     (1,800,758)     (1,032,406)        (84,855)
 Net income (loss) ......................       (204,773)       (985,677)     (1,577,224)        261,157
 Basic and diluted income (loss) per
   share (7) ............................          (0.23)          (0.82)          (1.41)           0.20


                                         AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                         -----------------------------------------
                                                 2000                2000
                                             -------------      -------------
                                                             (THOUSANDS OF U.S.
                                                               DOLLARS, EXCEPT
                                                                 RATIOS AND
                                                                 SUBSCRIBERS
                                                                  DATA) (2)
 INCOME STATEMENT DATA:
 Mexican GAAP:
 Revenues:
 Services ...............................    Ps. 4,981,799      U.S.$ 517,966
 Telephone equipment sales and other ....          506,430             52,654
                                             -------------      -------------
      Total revenues ....................        5,488,229            570,620
 Cost of sales:
   Cost of services .....................        1,402,414            145,811
   Cost of telephone equipment and
      other .............................          340,992             35,454
                                             -------------      -------------
   Total ................................        1,743,406            181,265
 Gross profit ...........................        3,744,823            389,356
 Operating expenses .....................        1,842,850            191,604
 Depreciation & amortization ............        2,307,449            239,909
 450 Project non-cash writedown .........                0                  0
 Operating (loss) .......................         (405,476)           (42,158)
 Other income (expense), net ............                0                  0
 Integral financing cost (gain):
   Interest expense, net ................          941,056             97,843
   Foreign exchange (gain) loss, net ....           16,076              1,671
   Gain on net monetary position ........         (431,711)           (44,886)
                                             -------------      -------------
      Total .............................          525,421             54,628
 Equity participation in net income
   (loss) of associated companies .......          (18,819)            (1,957)
 Other income ...........................                0                  0
 Provision for equipment impairment
   (3) ..................................                0                  0
   Income (Loss) before asset tax,
   employee profit sharing, minority
   interest, extraordinary item and
   discontinued operations ..............         (949,716)           (98,743)
 Provision for:
   Asset tax ............................          149,746             15,569
   Income tax ...........................                0                  0
                                             -------------      -------------
   Total ................................          149,746             15,569
 Loss before minority interest,
   extraordinary item and discontinued
   operations ...........................       (1,099,462)          (114,312)
 Minority interest ......................           15,767              1,639
                                             -------------      -------------
 Loss before extraordinary item and
   discontinued operations ..............       (1,083,695)          (112,673)
 Extraordinary item (4) .................                0                  0
 (Loss) from discontinued
   operations (5) .......................            8,491                883
                                             -------------      -------------
 Net (loss) profit ......................       (1,075,204)          (111,790)
                                             =============      =============
 Loss per share before extraordinary
 item ...................................            (0.78)             (0.78)
 Net (loss) profit per share ............            (0.77)             (0.77)
 U.S. GAAP: (6)
 Total revenues .........................    Ps. 5,488,229      U.S.$ 570,621
 Operating profit (loss) ................         (415,275)           (43,177)
 Net income (loss) ......................       (1,087,849)          (113,106)
 Basic and diluted income (loss) per
   share (7) ............................            (0.78)


----------
 Footnotes appear on page 5.

BALANCE SHEET DATA:
Mexican GAAP:
Working capital....................  Ps. (2,572,035)  Ps. (378,122)  Ps. (1,470,739)  Ps.   882,035   Ps.  (652,179)  U.S.$ (67,808)
Property and equipment, net........       5,219,614      4,376,066        6,496,116       7,377,799       8,190,249        851,554
Total assets.......................       9,407,444      9,689,679       12,150,511      16,163,529      15,780,437       1,640,719
Total debt.........................       2,216,848      3,224,718        5,450,311       8,625,682       7,645,653        794,932
Stockholders' equity...............       5,261,411      4,831,406        4,487,266       5,713,164       6,351,437        660,370
U.S. GAAP: (6)
Working capital....................  Ps.  2,759,099   Ps. (609,494)  Ps. (1,652,986)  Ps.   659,952   Ps.  (918,776)  U.S.$ (95,527)
Property and equipment, net........       5,219,614      4,376,066        6,292,032       1,466,771       7,986,166        830,335
Total assets.......................       10,452,390    10,652,441       12,638,009      16,640,489      16,284,088       1,693,085
Total debt.........................       2,216,848      3,224,718        5,463,451       8,631,360       7,645,653        794,932
Minority interest..................           8,780         16,799              993          36,032          24,371           2,534
Stockholders' equity...............       4,773,110      4,779,395        4,489,872       5,593,652       6,048,543        628,877
OTHER FINANCIAL DATA:
Mexican GAAP:
EBITDA (8).........................  Ps.    454,336   Ps.  582,159   Ps.    953,931   Ps. 1,543,061   Ps. 1,901,973   U.S.$ 197,751
EBITDA margin (9)..................              17%            22%              28%             34%             35%             35%
Capital expenditures (10)..........  Ps.    400,662   Ps.1,026,295   Ps.  3,961,228   Ps. 1,867,488   Ps. 2,059,814   U.S.$ 214,162
Interest expense, net..............         443,569        360,286          273,351         317,528         941,056          97,843
Ratio of earnings to fixed charges               --             --               --              --              --              --
  (11).............................
U.S. GAAP: (6)
EBITDA (8).........................  Ps.    160,095   Ps. (956,037)  Ps.  1,148,299   Ps. 1,467,848   Ps .1,892,174   U.S.$ 196,733
CASH FLOW DATA (12)
Mexican GAAP:
Net cash provided (used) by
  operating activities.............  Ps.    499,950   Ps. (327,452)  Ps.    833,989   Ps. 1,250,253   Ps. 1,425,960   U.S.$ 148,260
Net cash used in investing
  activities                                (77,144)    (1,676,486)      (4,218,436)     (4,309,991)     (2,768,079)       (287,802)
Net cash provided (used) by
  financing activities.............        (551,192)     2,021,809        3,526,240       4,002,564         745,107          77,470
U.S. GAAP: (6)
Net cash provided (used) by
  operating
  activities.......................  Ps.   (124,561)  Ps.  114,175   Ps.  2,086,975   Ps.   790,274   Ps. 1,058,124   U.S.$ 110,015
Net cash provided (used) in
  investing activities.............         212,074     (1,485,373)      (4,014,354)     (4,234,779)     (2,561,177)       (266,290)
Net cash provided (used) by
  financing activities.............        (215,900)     1,389,071        2,069,172       4,387,328         906,041          94,203
OPERATING DATA:
POPs...............................       64,996,443    65,847,614       66,712,645      67,591,791      68,376,034             --
Subscribers (13)
  Contract.........................         159,144        199,964          277,014         352,289         442,594         442,594
  Prepay...........................          73,762        200,159          478,361         970,509       1,238,625       1,238,625
     Total.........................         232,906        400,123          755,375       1,322,798       1,681,219       1,681,219
Gross subscriber additions.........         172,519        406,353          747,720         788,438       1,092,895       1,092,895
Average subscribers (14)...........         221,554        387,765          742,601       1,290,558       1,637,481       1,637,481
Average monthly contract churn (15)            4.28%          2.94%            2.58%           2.96%           3.51%           2.96%
Penetration (16)...................            0.36%          0.61%            1.13%           1.96%           2.46%           2.50%
Average monthly MOUs per subscriber
  (17).............................             118            105               87              91              94              94
Nominal average monthly cellular
  revenue per subscriber (18)......  Ps.        492   Ps.      464   Ps.        361   Ps.       335   Ps.       322   U.S.$    33.5
Nominal cost to acquire a new
  subscriber (19)..................  Ps.      6,076   Ps.    5,326   Ps.      3,477   Ps.     3,277   Ps.     3,270   U.S.$     340


----------
 Footnotes appear on page 5.

--------------------------

(1) According to Mexican GAAP, financial data for all periods in the financial statements included in this Annual Report, unless otherwise indicated, have been restated in constant December 31, 2000 pesos. Restatement into December 31, 2000 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2000. The inflation indices used in this Annual Report are 1.6797 for 1996 figures, 1.4516 for 1997 figures, 1.2238 for 1998 figures and 1.0896 for 1999 figures.

(2) Peso amounts were converted to U.S. dollars at the Noon Buying Rate for December 29, 2000 of Ps.9.618 per U.S.$1.00. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

         In determining peso amounts of U.S. dollar-denominated obligations at December 31, 2000 in its financial statements under Mexican GAAP, however, Iusacell applied the exchange rate published by the Banco de Mexico, which on December 31, 2000 was Ps.9.6098 per U.S.$1.00. The differences between the Noon Buying Rate and the Banco de Mexico exchange rate cause certain inconsistencies between references to U.S. dollar amounts in this Annual Report and the actual U.S. dollar amounts. For example, Iusacell's actual total debt, excluding trade notes payable, at December 31, 2000 was U.S.$795.6 million. In preparing Iusacell's December 31, 2000 financial statements, we multiplied this amount by 9.6098 to arrive at the Ps.7,645.6 million in total debt, excluding trade notes payable. However, for purposes of this Annual Report, we converted this peso amount to U.S. dollars using the rate of Ps.9.618, which yields a U.S. dollar-denominated total debt, excluding trade notes payable, of U.S.$794.9 million.

         The combined effect of the restatement of the financial data in December 31, 2000 constant pesos and the convenience translation of peso amounts into U.S. dollars discussed above means that the amount shown for certain balance sheet items is not equal to the actual amounts outstanding.

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

(6) See Note 21 to the Consolidated Financial Statements and Item 5, "Operating and Financial Review and Prospects -- U.S. GAAP Reconciliation" for a discussion of differences between U.S. GAAP and Mexican GAAP.

(7) Diluted income (loss) per share for the years ended December 31, 1998 and 1997 is equal to basic income (loss) per share as the potential drawdowns and conversions under the subordinated convertible facility with Bell Atlantic and the authorized but unissued shares subject to the executive employee stock purchase plan are excluded from the computation of diluted income (loss) per share because to include them would have been antidilutive for the periods presented. See Section B, "Related Party Transactions -- The Bell Atlantic Facility" of Item 7, "Major Shareholders and Related Party Transactions." For the years ended December 31, 1998 and 1997, the number of potentially antidilutive shares that were excluded from the computation of diluted earnings income per share for the drawdowns and conversions under the facility with Bell Atlantic were 69,285,714 and 214,285,714 shares, respectively, and for the shares subject to the executive employee stock purchase plan were 70,004 and 262,666 shares, respectively.

         Diluted income (loss) per share for the year ended December 31, 2000, 1999 and 1996 is equal to basic income (loss) per share as Iusacell did not have any potentially dilutive or antidilutive securities.

(8) EBITDA as used in this Annual Report is operating profit (loss) plus the sum of depreciation and amortization and, under U.S. GAAP, non-cash items, and is presented because Iusacell believes that EBITDA provides useful information regarding Iusacell's debt service ability. EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. EBITDA as presented in this Annual Report (under both Mexican GAAP and U.S. GAAP) differs from EBITDA as defined in the instruments governing Iusacell and Iusacell Celular's bank debt and senior notes. EBITDA in this Annual Report has not been reduced to reflect the additional expenses that Iusacell Celular would have incurred had it expensed, rather than, as is its current practice under Mexican GAAP and as is permitted under U.S. GAAP, amortized (over 18 months) the cost of cellular telephones it gives to its contract customers. EBITDA is not (i) a measure determined under U.S. GAAP, (ii) an alternative to U.S. GAAP operating income
         (loss) and net income (loss), or (iii) a measure of liquidity or cash flows as determined under U.S. GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by Iusacell, may not be comparable to similarly titled measures reported by other companies.

(9) EBITDA margin is calculated by dividing EBITDA by the total revenues for the respective period.

(10) Capital expenditures includes accruals for fixed asset purchases, capitalized labor costs, the capitalization of interest costs related to long-term debt incurred in connection with the acquisition of property, plant and equipment, trade-in credits received from Lucent Technologies for exchanging our previous analog network for a digital and analog network supplied by Lucent Technologies, and the net value of long distance fiber acquired in swaps for Iusacell long distance fiber. For 1999 and 2000, pursuant to a waiver from its lenders, capital expenditures for determining compliance with capital expenditure limitations set forth in Iusacell Celular's debt covenants excludes the capitalization of interest costs. For 1998 and 1999, pursuant to waivers from its lenders, capital expenditures for determining compliance with capital expenditure limitations set forth in Iusacell Celular's debt covenants excludes Lucent Technologies trade-in credits. See Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Capital Expenditures."

(11) The ratio of earnings to fixed charges covers continuing operations. For this purpose earnings are calculated as income or loss before taxes plus (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense, and (iii) losses from the less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost. Earnings were inadequate to cover fixed charges in 1996, 1997, 1998 and 2000. The fixed charge coverage deficiency for the years ended December 31, 1996, 1997, 1998 and 2000 amounted to Ps.506.0 million (U.S.$52.6 million), Ps.1,453.9 million (U.S.$151.2 million), Ps.2,479.4 million (U.S.$257.8 million) and Ps.875.5 million (U.S.$91.0 million), respectively.

(12) Under Mexican GAAP, the cash flow data has been adjusted for inflation and includes certain non-cash items, such as monetary gains and losses and foreign exchange gains and losses and, as a result, are not comparable with the respective U.S. GAAP cash flow data. Under U.S. GAAP, the effect of inflation adjustments has been included in the separate line item "Gain on net monetary position and foreign exchange losses." See Note 21 to the Consolidated Financial Statements.

(13) Unless otherwise indicated, subscribers refers to Iusacell's subscribers in its Regions at the end of the respective periods. A prepay customer is included as a subscriber if, at the end of the period, the customer's telephone number has not yet been deactivated. See Item 4, "Information on the Company -- Business Overview -- Cellular Services -- Prepay Customers."

(14) Average subscribers represents the rolling monthly average number of subscribers for the respective periods.

(15) Effective January 1, 1998, Iusacell changed the methodology by which it determines average monthly contract churn for a given period. Average monthly contract churn for a given period is now calculated by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month contract subscribers for each of the months in such period, expressed as a percentage. 1997 (but not 1996) average monthly contract churn information, which was 2.88% under the old methodology, has been restated under the new methodology. The average monthly contract churn data for 1996 is presented under the old methodology, which calculates average monthly contract churn for a given period by dividing, for each month in that period, the total number of contract subscribers disconnected in such month by the number of contract subscribers at the beginning of such month and dividing the sum of the resulting quotients for all months in such period by the number of months in such period. See Item 4, "Information on the Company -- Cellular Services -- Contract Churn" and Item 5, "Operating and Financial Review and Prospects -- Results of Operations."

(16) Penetration represents the end of period subscribers divided by the end of period population in Iusacell's Regions, expressed as a percentage.

(17) Effective January 1, 1998, Iusacell changed the methodology by which it determines average monthly MOUs (minutes of use) per subscriber. Average monthly MOUs per subscriber for a given period are now calculated by dividing total MOUs in the period by the sum of the monthly average subscribers for each of the months in such period. Only 1997 average monthly MOUs per subscriber information, which was 98 under the old methodology, has been restated under this new methodology. The average monthly MOUs per subscriber data for 1996 is presented under the old methodology, which calculates average monthly MOUs per subscriber for a given period by dividing the total minutes of use for the respective period by the number of average subscribers for the respective period and dividing the quotient by the number of months in such period. Effective January 1, 2000, Iusacell again changed the methodology by which it determines average monthly MOUs in order to conform to standards applied by other Verizon international affiliates. Average monthly MOUs now includes minutes of use from incoming calls to contract customers, which had previously been excluded. Both the previous and new methodology include minutes of use from incoming calls to prepay customers. Only 1999 average monthly MOUs, which was 77 under the methodology effective beginning in 1998, has been restated under the new methodology. See Item 5, "Operating and Financial Review and Prospects -- Results of Operations." When reporting average monthly MOUs per subscriber, we exclude incoming calls only prepay subscribers and the MOUs they generate.

(18) Effective January 1, 1998, Iusacell changed the methodology by which it determines nominal average monthly cellular revenue per subscriber
         (ARPU). ARPU for a given period is now calculated by dividing the sum of the monthly cellular revenue and other cellular revenues for each of the months in the period by the sum of the monthly average cellular subscribers for each of the months in such period. Only 1997 ARPU information, which was Ps.451 under the old methodology, has been restated under this new methodology. The ARPU for 1996 is presented under the old methodology, which calculates ARPU for a given period by dividing the total cellular service revenue for the respective period by the average number of subscribers for the respective period and dividing the quotient by the number of months in such period. Effective January 1, 2000, Iusacell changed again the methodology by which it determines ARPU in order to conform to standards applied by other Verizon international affiliates. ARPU now excludes revenues generated from the sale of handsets and accessories to contract customers. Both the previous and new methodology exclude revenues generated from the sale of handsets and accessories to prepay customers. Only 1999 ARPU, which was Ps. 346 under the methodology effective beginning in 1998, has been restated under the new methodology. See Item 5, "Operating and Financial Review and Prospects -- Results of Operations." When reporting ARPU, we exclude incoming calls only prepay subscribers and the revenue they generate.

(19) Through December 31, 1999, nominal cost to acquire a new subscriber represented sales, marketing and advertising costs associated with contract plans, plus the costs of cellular phones Iusacell gives to its contract customers, for the respective period (in nominal pesos) divided by the gross contract customer additions for such period. Effective January 1, 2000, Iusacell changed the methodology by which it determines nominal cost to acquire a new subscriber in order to conform to Verizon international practices and more accurately reflect contract customer acquisition costs. The new methodology includes only handset subsidies and sales commissions and now excludes allocations of advertising and overhead costs. Only 1999 nominal cost to acquire a new subscriber, which was Ps.3,527 under the old methodology, has been restated under the new methodology.

EXCHANGE RATES

         The following table sets forth, for the periods indicated, the period-end, average, high and low Noon Buying Rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The Noon Buying Rate at June 25, 2001 was Ps. 9.063per U.S. $1.00.

                                                                                    NOON BUYING RATE (1)
                                                                    PERIOD END    AVERAGE (2)        HIGH         LOW
                                                                    ----------    -----------        ----         ---

Year ended December 31, 1996 .................................       7.881          7.635            8.045       7.325
Year ended December 31, 1997 .................................       8.070          7.917            8.410       7.717
Year ended December 31, 1998 .................................       9.901          9.152           10.630       8.040
Year ended December 31, 1999 .................................       9.480          9.563           10.600       9.243
Year ended December 31, 2000 .................................       9.618          9.459           10.087       9.183

Month ended December 31, 2000 ................................       9.618          9.467            9.618       9.370
Month ended January 31, 2001 .................................       9.679          9.769            9.972       9.665
Month ended February 28, 2001 ................................       9.693          9.711            9.780       9.657
Month ended March 31, 2001 ...................................       9.485          9.599            9.706       9.485
Month ended April 30, 2001 ...................................       9.261          9.328            9.423       9.187
Month ended May 31, 2001 .....................................       9.165          9.148            9.287       8.946

-----------
(1) Source: Federal Reserve Bank of New York
(2) Average of month-end rates for annual data.

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

         In order to pay our obligations, we will rely on income from dividends and other cash flow from our subsidiaries. Because we are a holding company, the claims of all holders of our subsidiaries' debt rank senior to our obligations. At December 31, 2000, our subsidiaries' total indebtedness, including trade notes payable, was Ps.4,306.7 million (U.S.$447.8 million) and may increase in the future. Claims of other creditors of our subsidiaries will also generally have priority over our obligations.

         Our current debt agreements prevent our subsidiaries from paying dividends or making cash available to us until at least December 2006, except for those payments of dividends at such times and in such amounts as shall be necessary to permit Iusacell to pay (i) scheduled interest (including any tax gross-up) and principal payments as and when due in respect of our 14 -1/4% senior notes due 2006 and (ii) so long as no event of default has occurred and is continuing, scheduled interest (including any tax gross-up) as and when due in respect of any notes issued to refinance the 14 -1/4% senior notes due
2006. In addition, substantially all of our subsidiaries' assets are pledged to secure their obligations under their existing debt instruments. Dividends and cash flow from our subsidiaries are theretofore severely restricted by the outstanding debt of our subsidiaries and the restrictive covenants that govern the debt.

         Our ability to pay our obligations before December 2006 will depend on our ability to either raise equity or debt capital at the holding company level, or generate sufficient cash flow at the subsidiary level and make dividend payments to the holding company after eliminating the covenants restricting such dividend payments through the prepayment of Iusacell Celular and other subsidiary debt whose terms restrict dividend payments.

         After the expiration of the restrictive covenants that prevent our subsidiaries from paying dividends to Iusacell, our ability to pay our liabilities will depend on our ability to generate sufficient cash flow and/or to access equity or debt financing. We cannot assure you that we will be able to raise equity or debt capital or that our subsidiaries will generate sufficient cash flow to pay dividends to enable us to pay our obligations.

         Furthermore, the ability of our subsidiaries to pay dividends is subject to Mexican legal requirements, which provide that a Mexican corporation may declare and pay dividends only out of the profits reflected in its year-end financial statements, if such payment is approved by its stockholders and after the creation of required legal reserves and the absorption or satisfaction of losses suffered in previous fiscal years.

         Additionally, in the event we engage in business activities at the holding company level and incur associated liabilities, or otherwise incur liabilities at the holding company level, we may not have the resources available to satisfy those liabilities for the same reasons discussed above. In the event we incur such liabilities, we could be required to turn to the capital markets or our principal shareholders in order to help us satisfy those liabilities. At that time, we may not have access to equity or debt financing. In addition, our principal shareholders are under no obligation to provide financial resources to us and there can be no assurance that they would do so. A material unsatisfied liability at the holding company level could lead us to bankruptcy or reorganization or otherwise make it difficult or impossible for us to comply with our obligations.

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

         If we do not comply with these restrictions, we could be in default even if we can currently pay our debt. If there were a default, holders of the relevant debt could demand immediate payment of the aggregate amount of that debt. We may not be able to make such payments. This could lead to a concurso mercantil, a two-stage procedure under Mexican law commencing with a negotiation with creditors and, if such negotiations fail to yield an agreement, our bankruptcy or reorganization for the benefit of our creditors.

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

         As of December 31, 2000, our total consolidated indebtedness, including trade notes payable, was Ps.7,670.2 million (U.S.$797.5 million), or approximately 54.8% of our total capitalization.

         For the year ended December 31, 1998, our earnings were insufficient to cover our fixed charges by Ps.2,479.4 million (U.S.$257.8 million). We had no fixed charge coverage deficiency for the year ended December 31, 1999; we had a fixed charge coverage amount of Ps.546.9 million (U.S.$56.9 million). For the year ended December 31, 2000, we had a fixed charge coverage deficiency of Ps.
875.5 million (U.S. $91.0 million) For this purpose, earnings are calculated as income or loss before taxes plus (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense, and (iii) losses from the less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost.

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

We may lose money because of currency devaluations

         While our sales are almost entirely denominated in pesos, the vast majority of our obligations, and all of our long-term debt, are denominated in U.S. dollars. As a result, except for those obligations for which we have hedging arrangements in place, we are exposed to peso devaluation risk. The peso remained almost flat during the year 2000 and appreciated 4.3% against the U.S. dollar in 1999. However, in the past, the peso has devalued substantially against the U.S. dollar and may devalue significantly in the future. For example, in 1998, the peso devalued 22.7% relative to the U.S. dollar.

         Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet U.S. dollar-denominated obligations, including any debt securities. In addition, any further devaluation of the peso may negatively affect the value of a Mexican company's securities with sales in pesos and U.S. dollar debt, such as ours.

We face increasing competition which may reduce our operating margins

         We face significant competition in our core cellular services business from Radiomovil Dipsa, S.A. de C.V., commonly known as Telcel, in each region in which we operate. As a subsidiary of America Movil S.A. de C.V., a company spun off from Telefonos de Mexico, S.A. de C.V., the former state telephone monopoly known as Telmex, Telcel has significantly greater internal financial and other resources than those available to us, nationwide cellular and PCS concessions, a nationwide cellular network, and an ability to use Telmex's installed telecommunications systems. Competition is substantial and we, like Telcel, bear significant promotional expenses, including the provision of cellular telephones to contract subscribers free of charge or at a substantial discount. In addition, competition from Telcel has not always enabled us to implement price increases to keep pace with inflation and has occasionally forced price rollbacks and reductions. In particular, Pegaso Comunicaciones y Sistemas, S.A. de C.V., which we refer to as Pegaso, a consortium led by Leap Communications International, Inc., Sprint PCS and a group of Mexican investors, and Servicios Profesionales de Comunicacion, S.A. de C.V., which we refer to as Unefon, an affiliate of TV Azteca, S.A. de C.V. and Elektra, S.A. de C.V., won concessions in all nine Regions within Mexico and have begun to roll out service in Mexico's principal cities.

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

If we do not obtain significant capital from outside sources, we will have to defer the building of our wireless infrastructure and our pursuit of long distance opportunities and may lose the opportunity to generate revenues

         In order to implement our operating strategy through 2002, we will have to incur significant capital expenditures. We expect capital expenditures for 2001, 2002 and 2003, not including capitalized interest or capital expenditures to build out our PCS network in northern Mexico, to total approximately U.S.$800.0 million, of which approximately U.S.$229.0 million will be invested during 2001. We expect capital expenditures to build out our PCS network in northern Mexico will not exceed U.S.$107.0 million, in the aggregate, in 2001 and 2002.

         As we make additional investments in our cellular network and pursue long distance opportunities, we will need additional external funding in late 2002 and beyond. We will also need additional external funding in 2001 in order to acquire, build out and operate PCS networks in northern Mexico. The terms of our concessions may, in the future, also require us to make other significant network investments for which additional funds would be required. Furthermore, the investments required to keep pace with technological change, such as third generation wireless telecommunication equipment, will require substantial capital resources. We cannot assure you that we will be able to obtain additional funds, including funds from either of our principal shareholders, or capital markets, bank or vendor financing, on acceptable terms or at all.

If we are not able to obtain concessions for spectrum and government approvals, implement new technologies and hire and retain qualified personnel, we will be unable to implement new services and may lose business to our competitors

         Our ability to expand long distance and paging services and to implement PCS and wireless local telephony services in accordance with our plans will depend on a number of factors over which we have limited or no control. These factors include, among others, our ability to acquire concessions for spectrum at commercially acceptable prices, raise sufficient capital, obtain required governmental approvals, negotiate reasonable interconnection agreements, obtain rights of way for fiber optic cables, successfully deploy technologies, secure leases for base stations, hire and retain additional qualified personnel and develop an adequate customer base. Any of these factors could delay, impede or reduce the scope of the implementation of new services and result in a material adverse effect on our existing business, financial condition and results of operations.

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

Our strategy to expand our wireless footprint in Mexico leads us to consider significant acquisitions from time to time that may adversely affect our business, financial condition and results of operations

         One of our business strategies is to provide our customers with access to reliable and high-quality wireless service throughout Mexico. Providing access in regions where we do not own concessions through roaming does not afford us optimal control over coverage, quality and pricing. As a result, from time to time we explore possibilities to expand our wireless footprint in Mexico.

         For example, we have recently financed the purchase of a 21.66% interest in Grupo Portatel S.A. de C.V., the Cellular A-Band provider in southern Mexico commonly known as Portatel, by one its shareholders and are currently engaged in discussions with Portatel's other shareholders to acquire their interests in Portatel. We cannot predict at this time when or whether any such acquisition will occur. In addition, we or Verizon have also from time to time been engaged in discussions regarding an acquisition or joint venture with the four Cellular A-Band properties in northern Mexico that we do not own, which we refer to as the Northern Region Properties. The Northern Region Properties were acquired by Telefonica de Espana in June 2001.

         Although we believe that these transactions would significantly strengthen our competitive position, at the same time they pose a number of significant risks and uncertainties for us and for the holders of our securities, including, without limitation, that they could involve significant amounts of additional debt or other liabilities; the acquisition of significant operational, financial, legal, labor or other liabilities or risks, or significant financial needs, of which we may not be aware and that we may not discover until after the acquisition has been consummated; and the increase in our capital expenditure requirements. Any of these risks could result in a material adverse change in our financial condition and/or ability to service debt. In addition, any acquisition made with our shares could be dilutive to our shareholders.

         Because we cannot foresee all of the risks that one or more of these acquisitions might involve, should they occur, it is not possible for us to describe all these risks. As a result, holders of our securities must be prepared to accept any deterioration in our prospects, business, financial condition, results of operations or cash flow stemming from one or more of these acquisitions.

Cellular fraud increases our expenses

         The fraudulent use of cellular telecommunications networks imposes a significant cost upon cellular service providers who must bear the cost of services provided to fraudulent users. We suffer losses of revenue as a result of fraudulent use, and also suffer cash costs due to our obligation to reimburse carriers for the cost of services provided to some fraudulent users. These cash costs approximated Ps.27.7 million (U.S.$2.9 million) and Ps.37.9 million (U.S.$3.9 million) in 1999 and in 2000, respectively.

         Although technology has been developed to combat the fraudulent use of telecommunications networks, this technology does not eliminate fraudulent use entirely. We must make expenditures periodically to acquire and use anti-fraud technology. In 1998, we spent Ps. 38.2 million (U.S.$3.98 million) to acquire anti-fraud technology and for other costs related to fraud detection and prevention. In 1999 and 2000, we incurred minimal expense for these purposes. However, we cannot assure you that the anti-fraud technology that we have purchased will continue to be effective in detecting and preventing fraud. If our anti-fraud technology becomes obsolete, we will need again to make expenditures to acquire and use anti-fraud technology.

RISK FACTORS RELATING TO OUR SHAREHOLDERS

If Verizon sold all or a substantial part of its interest in us, that sale could result in Verizon no longer managing our operations, in which case we would have to make an offer to repurchase a substantial majority of our debt securities

         Verizon currently has the right and power to elect a majority of the members of our Board of Directors and, with certain exceptions, unilaterally determine our policies and strategy.

         If Verizon were to sell all or a substantial part of its direct interest in Iusacell, the sale would cause Verizon to lose its ability to manage us. Verizon would then no longer be in a position to determine our policies and strategies, manage our operations or provide the technical and financial support that we have historically relied on. It is not possible for us to describe the strategy that Iusacell would implement following any such management change.

         In addition, any substantial sale by Verizon would constitute a change of control under Iusacell and Iusacell Celular debt instruments relating to up to approximately U.S.$794.9 million of our indebtedness. In the event of any such change of control, Iusacell or Iusacell Celular, as the case may be, would have to make an offer to repurchase that indebtedness. We cannot assure you that either Iusacell or Iusacell Celular, or both, would have sufficient funds or have the ability to obtain sufficient funds on a timely basis to pay for any or all of the indebtedness that we may have to repurchase if that happened.

We rely on Verizon and Vodafone personnel; if either Verizon or Vodafone recalled them, we would have fewer qualified employees

         Our Chief Executive Officer, President and Director General and Chief Technology Officer are employees of Verizon and our Senior Vice-President, Marketing is an employee of Vodafone, each of whose services are provided on a secondment basis. We also use the services of a number of Verizon and Vodafone employees on a consulting basis, primarily in the areas of network operations, information systems, strategic planning, marketing and customer care operations. So long as Verizon controls Iusacell and Vodafone holds a significant equity interest in Iusacell, we expect these or other seconded employees and consultants to continue to provide services to us. If Verizon and Vodafone did not make these employees available to us, our results of operations and financial condition could be materially adversely affected.

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

         In July 2000, Mexico held national elections, which were won by Vicente Fox Quezada, the candidate of the National Action Party (Partido Accion Nacional). This represents the first time that a party other than the Institutional Revolutionary Party (Partido Revolucionario Institucional) has won the Presidency in more than 70 years. In addition no single party has majority on the National Congress. We cannot predict the impact that this change in administration will have on the Mexican economy. Historically, the Mexican markets have experienced significant volatility following the change to a new administration.

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

         If a Mexican court declares us to be in concurso mercantil, our obligations under any debt securities:

         - would be converted into pesos at the exchange rate prevailing at the time of the court's declaration of concurso mercantil and payment would occur at the time claims of the court-recognized creditors are satisfied subject to the priority established by law, and

         - would not be otherwise adjusted to take into account depreciation of the peso against the United States dollar occurring after the court's declaration.

If we are unable to file consolidated tax returns, our tax may increase and may make less money.

     Prior to January 1, 1999, Iusacell Celular prepared its tax returns on a fully consolidated basis for all but three of its subsidiaries, benefiting from the ability to offset losses incurred by some subsidiaries against the gains of others in the consolidated group. For tax purposes, we have never fully consolidated companies in which we own less than a majority of the voting shares, even though some of these companies are consolidated for accounting purposes. Beginning January 1, 1999, as a result of Mexican income tax law amendments, we must limit our tax consolidation to 60% of our wholly-owned subsidiaries, although we are looking at alternatives to contest such amendments.

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

         Iusacell Celular was formed in 1992 to hold the principal telecommunications interests of the Peralta Group, which is comprised of Mr. Carlos Peralta, a group of Mexican investors related to or associated with Mr. Carlos Peralta and the entities controlled by him. Its subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in four contiguous market areas in central Mexico. Iusacell Celular was granted an authorization to provide cellular service in Region 9 (which includes Mexico City) in 1989 and, in a series of transactions from 1990 to 1994, purchased the companies holding concessions to provide cellular service in Region 5 (which includes the city of Guadalajara), Region 6 (which includes the city of Leon) and Region 7 (which includes the city of Puebla). In October 1995, a Iusacell Celular subsidiary received a concession to provide long distance service and began providing long distance service in August 1996. In August 1996, a joint venture between Iusacell Celular and a third party concessionaire began to provide paging services.

         Iusacell also has a separate subsidiary which, in May 1998, acquired concessions in auction for frequencies to provide PCS services in Region 1 (Tijuana) and Region 4 (Monterrey) in northern Mexico for Ps.603.5 million (U.S.$62.7 million), excluding value-added tax.

         In November 1993 and August 1994, Bell Atlantic acquired a 42.0% equity interest in Iusacell Celular for U.S.$1.04 billion. In June 1994, Iusacell Celular completed an initial public offering of two of its four series of ordinary shares and of two series of American depositary shares.

         In February 1997, Bell Atlantic assumed management control of Iusacell Celular. This change of control was implemented when Bell Atlantic and the Peralta Group effected certain conversions of shares from one series into another that gave Bell Atlantic a majority of the Iusacell Celular series A shares and control over the Iusacell Celular Board of Directors. All these conversions were effected on a one-for-one basis. In August 1997, Bell Atlantic acquired NYNEX Corporation in a merger of equals to form the new Bell Atlantic.

         In September 1997, in order to focus exclusively on its core Mexican market, Iusacell Celular sold its direct and indirect interests in Ecuadorian cellular and paging companies for approximately U.S.$31.4 million, net of taxes. See Item 4B, "Information on the Company -- Business Overview -- International Joint Ventures."

         In December 1997, Iusacell Celular executed a minimum U.S.$188.0 million agreement with subsidiaries of Lucent Technologies, Inc. pursuant to which Iusacell Celular agreed to replace its existing analog wireless cellular network with a new Lucent Technologies digital and analog network. The network swap-out was completed in August 1999.

         On July 6, 1999, Iusacell launched an offer to exchange two classes of Iusacell voting ordinary shares for the four classes of Iusacell Celular ordinary shares then outstanding on a one-for-one basis. We completed this offer on August 10, 1999 and, as a result, Iusacell acquired 99.5% of the outstanding Iusacell Celular shares. On January 31, 2000, Iusacell launched a second exchange offer for the purpose of exchanging American depositary shares representing Iusacell's series V shares for the balance of American depositary shares representing Iusacell Celular's series D and series L shares on a one-for-one basis. We completed this offer on February 29, 2000 and, as a result, Iusacell held 99.9% of the outstanding Iusacell Celular shares. In May 2001, Iusacell effected a reverse stock split of 1 new Iusacell Celular share for every 30,000 old Iusacell Celular shares. As a result of this reverse split, Iusacell now holds 100% of the capital stock of Iusacell Celular.

         In December 1999, as a first step toward minimizing its involvement in real estate management and tower maintenance, Iusacell Celular entered into an agreement with MATC Celular S. de R.L. de C.V., the Mexican subsidiary of American Tower Corporation which we refer to as MATC Celular, pursuant to which MATC Celular could acquire the majority of towers owned and/or operated by Iusacell Celular. In return, Iusacell Arrendadora S.A. de C.V., a subsidiary of Iusacell, would lease space on those towers and sublease it to the operating subsidiary of Iusacell Celular. In February 2000, Iusacell Celular sold approximately 170 towers to MATC Celular and expects to sell up to 150 additional towers to MATC Celular in 2001.

         On June 30, 2000, Bell Atlantic acquired GTE Corporation, one of the world's largest telecommunications companies, in a merger of equals, remaining itself as Verizon Communications Inc. The subsidiaries which directly hold Iusacell capital stock remained unchanged. In April 2001, Vodafone acquired the Peralta Group's 34.5% equity interest in Iusacell for U.S.$973.4 million.

         Over its last three full fiscal years, and excluding the effects of inflation accounting, capitalized interest and certain non-cash trade-in credits, Iusacell Celular has invested approximately U.S.$609.9 million in capital expenditures, primarily for its cellular communications network, its long distance network, the new billing and customer care systems and administrative systems. See Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Capital Expenditures."

         In 2001, we plan to make at least U.S.$229.0 million in capital expenditures, not including capitalized interest, to increase the capacity and coverage and improve the quality of, and enhance the features available through, our cellular and long distance networks and improve our billing and customer care systems. In addition, subject to obtaining financing, we plan to spend approximately U.S.$71.0 million in 2001 to build out our PCS networks and deploy non-network infrastructure in Regions 1 and 4 so that we may launch an aggressive commercial plan toward the end of 2001. All this capital equipment will be deployed in Mexico. We expect to finance our 2001 capital expenditure plan through cash from operations, vendor and project financing and the net proceeds from the sale of our towers.

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

B.       BUSINESS OVERVIEW

         We are the second largest wireless telecommunications provider in Mexico with nearly 1.7 million cellular customers at December 31, 2000. We own and operate concessions in the 800 MHz band to provide cellular wireless services in four contiguous regions in central Mexico. These regions include Mexico City, one of the world's most populous cities, and the cities of Guadalajara, Leon, Puebla, Acapulco and Veracruz, and combined represent approximately 68 million POPs or 69% of Mexico's total population.

         Since February 1997, Iusacell has been under the management control of subsidiaries of Bell Atlantic, now Verizon. From late 1993 through February 1997, Bell Atlantic participated substantially in the financial and technological operations of Iusacell. Since Bell Atlantic assumed control of our Board of Directors and management, Verizon personnel seconded to Iusacell and Bell Atlantic, now Verizon consultants have been integrally involved in managing our day-to-day operations and defining and implementing our long-term strategy. Since 1993, Verizon has invested approximately U.S.$1.2 billion for its current 37.2% economic and voting interest in Iusacell.

         Since Bell Atlantic took control of Iusacell's management in February 1997, our subscriber base has grown from approximately 245,000 to 1,681,219 subscribers as of December 31, 2000. Of these subscribers, 442,594 were contract customers who purchase cellular services pursuant to fixed term contracts and the remaining 1,238,625 were customers who pay for their cellular services in advance through the purchase of prepay calling cards.

Approximately 275,000 of these prepay customers are incoming calls customers who only receive incoming calls and cannot make outgoing calls. These customers generate little or no revenue. Iusacell's subscribers who can both make outgoing calls and receive incoming calls had an average monthly cellular revenue per subscriber (ARPU) during 2000 of Ps.322 (approximately U.S.$33), with Iusacell's prepay subscribers who can both make and receive calls having had an ARPU during 2000 of Ps.100 (approximately U.S.$10).

         In May 1998, we launched digital service using CDMA technology in the 800 MHz frequency band in the Mexico City area and, since August 1999, we have offered digital coverage and services in almost all areas where we provide cellular wireless services. In addition to our core mobile wireless services, we also provide a wide range of other telecommunications services including long distance, paging, wireless local telephony and data transmission.

         The management team at Iusacell is able to draw extensively upon Verizon's expertise in the development and implementation of our operating strategy. Fares F. Salloum, Iusacell's Chairman of the Board and Chief Executive Officer, has 28 years of global telecommunications experience. In addition, Mr. Salloum is currently responsible for Verizon's international wireline and wireless operations in the western hemisphere, including Telus Corporation in Canada, Compania Dominicana de Telefonos, C. por A. (CODETEL) in the Dominican Republic, Compania Anonima Nacional Telefonos de Venezuela (CANTV) in Venzuela, CTI Holdings, S.A. in Argentina and Puerto Rico Telephone Company in Puerto Rico. Iusacell's President and Director General, Peter W. Burrowes, has nearly 8 years of telecommunications experience, having served as President and Chief Executive Officer of Comunicacion Celular, S.A. (Comcel), a cellular service provider in Colombia, for more than seven years prior to joining Iusacell in April 2001.

         The management team is supported by an experienced group of Mexican executives and other personnel from Verizon and Vodafone.

VERIZON

         Verizon is one of the largest telecommunications companies in the world, with extensive participation in and knowledge of the wireless telecommunications business. In August 1997, Bell Atlantic and NYNEX Corporation, two of the original seven Regional Bell Operating Companies formed as a result of the break-up of AT&T in 1984, completed their merger of equals to form the new Bell Atlantic. On June 30, 2000, the new Bell Atlantic and GTE Corporation consummated a merger of equals transaction, in which GTE shareholders received 1.22 shares of Bell Atlantic common stock for each GTE share they own and renamed itself Verizon. Verizon had operating revenues and net income of approximately U.S.$64.7 billion and U.S.$11.8 billion, respectively, for the fiscal year ended December 31, 2000 and total assets of approximately U.S.$164.7 billion at such date.

         In the United States, Verizon provides local exchange telephone service in 31 states and the District of Columbia reaching 33 million households, utilizing nearly 63 million access lines and employing more than 261,000 people. Verizon Wireless, a partnership between Verizon (55%) and Vodafone (45%) established in April 2000, is the largest wireless operator in the United States, with more than 27 million subscribers. Verizon Wireless has presence in 49 states and the District of Columbia and its footprint covers 232 million POPs, nearly 90% of the United States population, including 49 out of the top 50 U.S. markets.

         Outside of the United States, Verizon has wireline and/or wireless operations in 23 countries and territories in the Americas, Europe, Asia and the Pacific, with 3.2 million attributable access lines and 8.3 million attributable wireless customers. Through its interest in FLAG, the world's longest undersea fiber optic cable, Verizon's global presence extends to 44 countries. Verizon is also the world's largest provider of print and on-line directory information.

         Verizon is a reporting company under the Exchange Act. Bell Atlantic and GTE were reporting companies under the Exchange Act. Reports and information filed by Verizon, Bell Atlantic and GTE with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Office at 7 World Trade Center,

13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

VODAFONE

         On January 5, 2001, Vodafone Group Plc, which we refer to as Vodafone, announced that it had reached an agreement with the Peralta Group to acquire its entire 34.5% equity stake in Iusacell for U.S.$973.4 million. The transaction closed on April 4, 2001.

         Vodafone is the largest wireless operator in the world with more than 65 million subscribers and a presence in more than 20 countries. Vodafone owns stakes in wireless carriers in Europe, the United States, the Asia/Pacific region, the Middle East and Africa. Vodafone companies are the leading mobile phone operators in the United States (45% ownership interest in Verizon Wireless), Germany (D2) and the United Kingdom (Vodafone). Vodafone has also grown substantially with its recent acquisition of Mannesmann AG and is expanding its wireless data offerings.

COMPETITIVE STRENGTHS

Large Cellular Subscriber Base

         At December 31, 2000, we had 1,681,219 cellular subscribers, including both contract and prepay subscribers. Of our cellular subscriber base, 26.3% consisted in customers that purchased cellular services pursuant to fixed term contracts and the remaining 73.7% of our cellular customers purchased their cellular services in advance, through prepay calling cards. Prepay customers include both those who can both receive and make calls and those who are only able to receive incoming calls. We believe that our contract customers seek the convenience of uninterrupted mobile cellular service and access to high quality customer service and are willing to pay a monthly fee for the choice of value-added services such as wireless Internet, call waiting, emergency service (*911), short messaging, voice-mail, three-way calling and caller identification. Prepay subscribers are attractive to us because of their higher average per minute airtime charges, lower acquisition costs and the absence of billing costs, credit concerns and collection risk.

Leading Digital Technology Platform in All Our Markets

         We believe we are the Mexican market leader in technology. In August 1999, upon completion of our deployment of a CDMA digital network in nearly all areas where we provide cellular service, we became the first company in Mexico to make digital voice service broadly available to all of our customers. Iusacell's PCS network will also deploy CDMA technology. Our digital network currently provides service to areas where approximately 60 million inhabitants, or approximately 62% of Mexico's total population, live.

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

         From January 1997 through December 31, 2000, we made approximately U.S.$697.6 million in capital expenditures, most of which was spent on our cellular telecommunications network. See Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Capital Expenditures."

         In order to take advantage of the benefits of our new digital network capacity, we have stopped providing analog handsets to contract customers and have accelerated our efforts to migrate existing analog contract customers to digital service. At December 31, 1999 and December 31, 2000, Iusacell had 219,829 and 381,696 digital contract customers, respectively, and we expect to migrate the substantial majority of the approximately 60,898 remaining analog contract customers to digital service by the end of 2001.

         During the second half of 2000, we also began to migrate higher usage prepay customers to digital service and to sell dual-mode handsets to new prepay customers. At December 31, 2000, we had 137,900 digital prepay subscribers, representing approximately 11% of the total prepay customer base. In May 2001, we decided to no longer purchase any analog-only handsets. As a result, we expect that the percentage of our prepay customers who use digital service will increase significantly during the next two years. In December 2000, our digital contract customers in the aggregate generated approximately 58% of our total cellular revenue.

Verizon and Vodafone Wireless Expertise and Support

         Our management team draws extensively upon Verizon and Vodafone's expertise to develop and implement our operating strategy. Verizon and Vodafone are the managing partners in Verizon Wireless, the largest wireless business in the United States. Verizon also has substantial investments in other wireless telecommunications companies in the Americas, Europe, Asia and the Pacific. Vodafone is the largest wireless operator in the world. We believe that Verizon and Vodafone's extensive experience in the development and implementation of marketing programs designed to promote substantial subscriber growth provide us with a significant competitive advantage in the Mexican mobile wireless market.

Experienced Management Team

         The senior management team of the Iusacell has an aggregate of more than 90 years of experience in the telecommunications industry. Individually, Iusacell's operating managers have established track records of producing subscriber growth, penetrating new markets and developing new telecommunications product offerings. Iusacell's management team is complemented by experienced Mexican, Verizon and Vodafone telecommunications executives and consultants.

Well-Recognized Brand Name

All of the services that we offer use the well-recognized IUSACELL Digital brand name to increase consumer awareness and customer loyalty. We believe that our network's superior call quality and our customer care operations contribute to our strong, favorable brand awareness among potential and existing customers. We also believe that the high top of mind and share of voice held by the IUSACELL Digital brand name has allowed us to make more cost-efficient marketing investments compared with those of our competitors.

         The IUSACELL Digital brand name is well-recognized not only in the Regions where we currently provide service, but also in those Regions where we do not yet provide service. We believe that this recognition will facilitate entry into those markets if and when we are able to do so.

BUSINESS STRATEGY

         Iusacell's strategic and operating plan is based on the wireless operating model that Verizon has successfully deployed in the Americas, Europe, Asia and the Pacific. This model focuses on:

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

Nationwide Wireless Footprint

         We believe that it is important to provide reliable and high quality wireless service to our customers throughout Mexico. We intend to achieve this goal by owning concessions in each region of Mexico or, in those areas where we are unable to secure concessions, by enabling seamless roaming services and offering our customers telephones that can access nationwide services on different frequencies. In May 1998, as part of this strategy, Iusacell acquired concessions to provide PCS services in two regions in northern Mexico. Recently, we financed the purchase of a 21.66% interest in Portatel by one its shareholders and are currently engaged in discussions with Portatel's other shareholders to acquire their interests in Portatel. We cannot predict at this time when or whether any such acquisition will occur. If we successfully complete the acquisition of Portatel, Iusacell will own concessions covering approximately 87 million inhabitants, or 89% of Mexico's total population.

         We also believe that it is important for our customers to be able to access wireless services throughout North, Central and South America. Currently, Iusacell's customers are able to roam in over 2,000 municipalities in the United States and Canada and Europe, as well as in 85 other countries in the Americas, Europe, Asia, Africa and the Pacific.

Significantly Strengthen our Distribution Channels

         We continue to strengthen our product distribution system to emphasize consistent, standardized merchandising through a well-balanced mix of company-owned stores and independent distributors conveniently located throughout all of our operating regions. We continue to develop additional long-term relationships with our distributors to encourage them to sell our products and services, and seek to make these relationships exclusive. We intend to continue to increase our distribution system primarily by expanding the number of locations where customers can purchase prepay cards. To further this strategy, we, or our distributors, have entered into agreements to allow our prepay cards to be marketed by or at distributors of Mexico's national lottery tickets, PEMEX franchise gas stations, NADRO, the larger chain of drugstores in Mexico, OXXO and Seven Eleven franchise convenience stores, BBVA Bancomer and Bancrecer automatic teller machines, Mexico City newsstands and Mexico City subway stations. In the last year we have also added CIFRA (Walmart) and Comercial Mexicana, two of the largest retail chains in Mexico, as part of our distribution channels. Since Verizon took control of our management in February 1997, we have increased our points of distribution from approximately 230 to more than 20,000 at December 31, 2000.

         Iusacell also opened or remodeled 17 customer sales and service centers in 1997, 22 in 1998, 17 in 1999 and 8 in 2000, bringing the total number of customer sales and service centers owned and operated by us at December 31, 2000 to 106. More than 80 of these stores present Iusacell's new store image, an environment which emphasizes retail merchandising rather than transaction processing. In 2001, we intend to open 10 new customer sales and service centers and remodel 6 other existing customer sales and service centers.

Superior Network and Customer Service

         We believe that superior network technology and proactive and timely customer service help us to attract and retain customers. To build a superior network, we swapped out our previous analog network for an analog and CDMA digital network supplied by Lucent Technologies and, upon completion of the swap out in August 1999, became the first company in Mexico to make digital voice services broadly available to all of our customers. For our customers, our digital technology offers better call quality and clarity, ensures greater call confidentiality and fraud protection, enables significantly longer telephone battery life, and provides a wider variety of advanced features and applications as compared with analog cellular technology. Over the last two years, Iusacell has experienced rapid growth in digital subscribers and traffic. As a result, and in anticipation of further growth in digital subscribers and digital usage, we decided to accelerate our capital expenditure program to expand digital capacity and improve digital service quality.

         To provide proactive and timely customer service, we operate two call centers that provide automated and efficient service to our customers. Our call center service quality and response speed has further improved in Region 9 with the implementation of state-of-the-art customer service software in 2000. We expect to implement this technology in our other service Regions in 2001. We also use welcome packages, customer satisfaction calls, special programs for corporate customers and customized billing to communicate our commitment to our customers. Our customer service centers offer "one-stop-shopping" for cellular, long distance, paging and data transmission services as a convenience to our customers. We have substantially decreased customer service waiting time during peak hours at these centers. Our customer services representatives undergo ongoing rigorous training and are continually monitored and evaluated.

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

         Committed to offering world class customer service, in early 2001 Iusacell began the implementation of a special program called Customer Relationship Management, which we refer as CRM. The information gathered from our billing system and other applications will allow us to better tailor our services and strategies to each of our customers. This information will enable representatives from any contact channel to improve their sales approach to each customer while selling Iusacell service and products.

Customer Segmentation

         We design our products and services for each customer segment. For contract customers, we offer six pricing packages tailored to meet the needs of high and mid-usage customers and another two pricing packages with a prepay component tailored to lower usage customers. We believe that our contract customers seek the convenience of uninterrupted mobile service and access to high quality customer service and wish to purchase their long distance, paging, and other telecommunications services bundled together as a single product.

         We also sell prepay cards, to further penetrate the segment of lower usage customers. We believe our prepay customers seek service without a fixed financial commitment and monthly billing.

         In September 1999, Iusacell introduced "one-single rate" plans for contract customers who seek the convenience of paying a single per minute rate for local, national long distance and long distance service to the United States. In October 1999, we introduced a "one single rate" plan for prepay customers and extended coverage of all one single rate plans to include international long distance service to Canada. In November 2000, we extended our "one-single rate" plans to include most of western Europe and Israel. At December 31, 2000, we had 505,806 one-single rate customers, 89,364 of whom were contract customers, or 20.2% of the total contract customer base, and 416,442 of whom were VIVA(TM) prepay customers, or 33.7% of the total prepay customer base.

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

Sales Force Incentives

         To increase the size and quality of our subscriber base, we have a sales force compensation plan which is largely performance based. Our compensation plan is based on sales volume and product mix and rewards our sales force for upgrading analog contract customers to digital service and qualified prepay customers to contract plans. The compensation plan is also designed to encourage salespersons to sell bundled products and value-added services. Recently, we have implemented an incentive program for our customer care representatives to promote customer retention.

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

         Telcel holds the Cellular B-Band concession in each of the nine cellular regions and is Mexico's largest cellular operator. Our subsidiaries hold the Cellular A-Band concession in each of Regions 5, 6, 7 and 9, and entities in which Telefonica de Espana is a controlling shareholder hold the Cellular A-Band concession in Regions 1, 2, 3 and 4. The Cellular A-Band concession in Region 8 is currently held by a group of shareholders including Liberty Media Corporation.

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

         The SCT has granted a total of 25 long distance concessions, including the one held by us. Services are currently being provided under only 15 of these concessions. Long distance concessionaires include, among others:

         -        Telmex,

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

         The Mexican government has also initiated the liberalization process for competition in local telephony service. Accordingly, the SCT has already granted three concessions for wireline local telephone service. Maxcom Telecomunicaciones, S.A. de C.V., MetroRed, S.A. de C.V. and Megacable MCM, S.A. de C.V. have initiated service in the Mexico City area.

         In May 1998, the auctions for spectrum in the 450 MHz, 1.9 GHz (PCS) and 3.4-3.7 GHz (Wireless Local Loop) frequency bands for local wireless service organized by the Mexican Federal Telecommunications Commission (Comision Federal de Telecomunicaciones), which is commonly referred to as the COFETEL, concluded. Four companies won nationwide concessions in the Wireless Local Loop frequencies:

         -        Telmex,

         -        Axtel,

         -        Midicel, S.A. de C.V. (Midicel), and

         -        Unefon.

         Three companies won nationwide concessions in the 1.9 GHz (PCS) frequencies. Unefon won the 30 MHz PCS A-Band auction on a nationwide level. Pegaso won a mix of 30 MHz PCS B-Band and 10 MHz PCS E-Band concessions across all nine regions. Telcel won the 10 MHz PCS D-Band auction on a nationwide level. Grupo Hermes, S.A. de C.V. and Midicel won auctions for seven of the remaining nine PCS B-Band and PCS E-Band properties. Each concession has a 20-year term and authorizes the provision of mobile and fixed wireless service and other value-added services.

         Formal concessions for Wireless Local Loop and PCS frequencies were issued in late 1998 to all auction winners, except Unefon and Midicel, which received extensions to May 15, 1999 to pay accrued interest and to June 15, 1999 to pay the balance of their concession fees. Midicel did not meet its interest payment requirements in May 1999 and forfeited its Wireless Local Loop and PCS concessions and approximately U.S.$50 million in deposits, letters of credit and surety bonds. Midicel later offered full payment and petitioned for a review (recurso de revision) of the forfeiture order. After additional legal proceedings, the SCT affirmed the forfeiture order and is also assessing whether Midicel has complied with its commitments under its long distance and public telephony concessions in order to determine whether these concessions should also be revoked. Unefon did meet its May 1999 and June 1999 payment requirements and received its Wireless Local Loop and PCS concessions. Pegaso initiated mobile PCS services in Tijuana, Monterrey, Guadalajara and Mexico City in 1999, in Acapulco and Veracruz in early 2000, and in the last year has initiated service in Toluca, Ensenada, Mexicali, Nuevo Laredo, Saltillo, Reynosa, Chapala and Cuernavaca. Unefon commercially launched fixed wireless services in Acapulco, Toluca, Mexico City and Aguascalientes in early 2000 and, in the last year, has also initiated service in Leon, Puebla, Guadalajara, Monterrey, San Luis Potosi, Torreon, Morelia and Tampico.

Underserved Telephony Market

         We believe that there is a substantial unmet demand for telephone services in Mexico as demonstrated by the relatively low level of wireline and cellular penetration. According to the International Telecommunication Union, an agency of the United Nations, as of December 31, 2000, there were approximately
12.47 lines per 100 inhabitants in Mexico, which is lower than the teledensity rates in some other Latin American countries and substantially lower than those in developed countries such as the United States.

         The following table presents, for selected Latin American countries and the United States, wireline telephone lines in service per 100 inhabitants as of December 31, 1999 and as of December 31, 2000:

                         SELECTED TELEPHONE PENETRATION

COUNTRY                                            LINES IN SERVICE PER 100 INHABITANTS (1)
-------------------------------------              --------------------------------------------
                                                       1999                          2000

United States........................                  66.4                         67.3
Uruguay..............................                  27.0                         27.8
Argentina............................                  20.1                         21.3
Chile................................                  20.7                         22.1
Colombia.............................                  16.0                         16.9
Brazil...............................                  14.8                         14.8
Venezuela............................                  10.7                         10.9
Mexico...............................                  11.2                         12.4
Peru.................................                   6.6                          6.3

----------------------
(1)  Source:  International Telecommunication Union 2001 Website

         The following table presents, for selected Latin American countries and the United States, the number of subscribers of wireless telephone services per 100 inhabitants as of December 31, 1999 and as of December 31, 2000:

                          SELECTED WIRELESS PENETRATION

COUNTRY                                          WIRELESS SUBSCRIBERS PER 100 INHABITANTS (1)
-------------------------------------            --------------------------------------------
                                                       1999                          2000
United States........................                  31.1                         40.0
Uruguay..............................                   9.5                         13.1
Argentina............................                  12.1                         16.3
Chile................................                  15.0                         22.3
Colombia.............................                   7.5                          5.3
Brazil...............................                   8.9                         13.6
Venezuela............................                  14.3                         21.7
Mexico...............................                   7.9                         14.2
Peru.................................                   4.0                          4.0

----------------------
(1)  Source:  International Telecommunication Union 2001 Website

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

         In the first eight months of CPP operations, we believe that CPP resulted in a 13% increase in our call traffic. Since then, we have continued to experience traffic growth. In particular, since the initiation of CPP, we have experienced an increase in the percentage of total calls that were incoming calls from 39% in March 1999 to 43% in December 1999 to 60% in December 2000. We expect that CPP will continue to contribute to the acceleration of subscriber growth and increase subscriber usage throughout the Mexican wireless market.

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

Subscribers and System Usage

         As of December 31, 2000, Iusacell had a total of 937,709 cellular subscribers in Region 9. Of this number, 26.0% were contract subscribers and 74.0% were prepay customers. According to customer profiles, professionals comprise a large portion of our Region 9 contract cellular subscriber base. Iusacell offers a number of value-added services designed specifically to fulfill the demands of this important group of contract subscribers. For example, we offer secretarial services and provide English-speaking operators to serve the large English-speaking market in

Region 9. Iusacell also provides financial news reporting, emergency services, entertainment information, reservations services and sports reports. Moreover, CDMA digital contract customers in Region 9 have available caller identification, short messaging service and data transmission services. We believe that these value-added services help increase contract subscriber usage and also enhance our market image as a full service cellular provider.

         As of December 31, 2000, we had a combined total of 743,510 cellular subscribers in Regions 5, 6 and 7. Of this number, 26.7% were contract subscribers and 73.3% were prepay customers. We believe that our contract subscriber base in these regions consists of subscribers engaged in a variety of occupations. Due to the lower wireline penetration outside of Region 9, the subscriber base in Regions 5, 6 and 7 includes a number of users who purchase cellular services as a principal means of telecommunications.

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

         - become either contract or prepay customers of another wireless service provider.

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

         In October 1999, in order to evaluate whether we could generate additional revenues from incoming calls only customers, we extended the period of time to activate a new card from 185 days until April 30, 2000 for those incoming calls only customers who otherwise would have lost service before that date. Beginning May 1, 2000, we determined to return to our prior policy of maintaining incoming calls only customers for only 185 days and began to turn over incoming calls only prepay customers who had reached the 185-day limit without activating a new prepay card.

         At December 31, 2000, Iusacell had approximately 275,000 incoming calls only customers. The substantial majority of incoming calls only customers generate little or no traffic. Iusacell's prepay subscribers who can make both outgoing calls and receive incoming calls had an average monthly revenue per cellular subscriber during 2000 of Ps.100 (approximately U.S.$10).

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

         In 2000, we implemented two important tools for the sale of prepay airtime: sales through automated teller machines at banks and sales over the phone by dialing *AIRE.

         In 2000, Iusacell invested approximately US$8.0 million in our VIVA platform in order to expand capacity to meet demand. In 2001, we will be evaluating different payment platforms with intelligent network capability that will enable us to launch new services and support third generation wireless technology.

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

         Voluntarily disconnected subscribers encompass subscribers who choose to:

         -        no longer subscribe to wireless service,

         -        become a prepay customer of Iusacell, or

         - obtain wireless service on a contract or a prepay basis from another wireless service provider.

         Involuntarily disconnected subscribers encompass customers whose service is terminated after failing to meet Iusacell's payment requirements.

Roaming

         We offer our contract cellular subscribers nationwide and international service via roaming agreements. Subscribers can make calls from any location in Mexico served by a Cellular A-Band operator, and can receive a call made to the subscriber's number (automatic call delivery) regardless of the region in Mexico in which such subscriber is located. We also provide cellular services to all subscribers of other non-wireline cellular operators in Mexico while such subscribers are temporarily located in a region served by Iusacell.

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

         Interconnection charges owed to Telmex and long-distance charges owed to long distance carriers as a result of roaming are the responsibility of the host operator. In addition to higher per minute charges for airtime (as compared to home region rates), the host operator is entitled to receive a fee for each day roaming service is initiated. In-roaming fees and usage revenue represented 3.6%, 1.6% and 1.3% of our total revenues during 1998, 1999 and 2000, respectively. Out-roaming charges represented 5.4%, 4.2% and 6.2% of Iusacell's total revenues during 1998, 1999 and 2000.

         We have signed 63 agreements with United States, Canadian and other foreign operators to provide our subscribers with international roaming capabilities. These operators include Verizon Wireless, AT&T Wireless and Cingular Wireless. In addition, we provide, through the National Automatic Cellular Network, automatic call delivery throughout most of the United States, including Puerto Rico, whereby our subscribers may receive telephone calls from Mexico without the caller having to dial access codes. Currently, our customers are able to roam in over 2,000 municipalities in the United States and Canada as well as in 85 countries elsewhere in the Americas, Europe, Asia, Africa and the Pacific.

PERSONAL COMMUNICATIONS SERVICES

         As part of our strategy to develop a nationwide wireless footprint, in 1998 we won auction concessions giving us the right to provide PCS wireless services in Regions 1 and 4 in northern Mexico. We paid Ps.603.5 million (U.S.$62.7 million; U.S.$72.2 million including value added tax) for these concessions in June and September 1998. These two regions include several industrial cities, including Monterrey and Tijuana, and cover approximately 11.0% of Mexico's total population. In the second quarter of 2000, we initiated network operations in Monterrey and Tijuana. In 2001, subject to obtaining financing, we plan to spend approximately U.S.$71.0 million to build out our PCS networks and deploy non-network infrastructure in Regions 1 and 4 so that we may launch an aggressive commercial plan toward the end of 2001.

         We intend to market PCS using the same fundamental strategies successfully employed by our existing cellular operations. The PCS network that we intend to deploy will use digital CDMA technology purchased mostly from Lucent Technologies.

LONG DISTANCE SERVICES

         In August 1996, we became one of Telmex's first competitors in long distance service when we began to provide long distance services to our cellular subscriber base in Mexico pursuant to the 30-year concession which was awarded to Iusatel in October 1995 and was modified in December 1997. Our competitors in long distance include 14 other companies operating concessions, including Telmex, the former long distance monopoly. We believe that competition in the Mexican long distance market has stimulated growth in demand for long distance service; as prices dropped approximately 30%, long distance traffic increased nearly 14% in 1997 compared to 1996. During 1998, there were no significant price changes and long distance traffic increased approximately 11% compared with 1997. During 1999, prices were increased approximately 14% in March 1999 and long distance traffic increased approximately 25% compared with 1998. During 2000, prices decreased approximately 13% and long distance traffic increased approximately 22% compared with 1999.

         We currently provide long distance service using our own switches and transmission equipment and a combination of fiber optic lines, microwave links and lines leased from Telmex and Alestra. At December 31, 2000, we provided long distance service in 52 cities to 1,705,325 customers, 1,693,636 of whom were existing customers for our other services. We have chosen not to commit significant marketing resources to the presubscription balloting process, from 1997 to the present, and as a result fared poorly in initial balloting results. Revenues related to long distance services represented 11.1% and 11.4% of total revenues for 1999 and 2000, respectively, not including dark fiber optic cable sales.

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

         We further reduced the capital investment for our long distance business by entering into fiber optic cable swap agreements with two other long distance companies, Marcatel and Bestel, in March 1998 and December 1998, respectively. These agreements will allowed us to acquire fibers in the long distance fiber optic networks built by Marcatel and Bestel in central and northern Mexico in exchange for fibers in the long distance fiber optic network we are completing in central Mexico. As a result, we will be able to obtain redundancy in central Mexico and access to the United States border at minimal cost. Formal fiber exchanges with Marcatel and Bestel are expected to occur in 2001, upon completion of the buildout of the initial phase of our long distance fiber optic network.

         In December 1999, we agreed to swap dark fiber optic cable and sell approximately U.S.$6.4 million of additional dark fiber optic cable to Telereunion, S.A. de C.V., an affiliate of Telscape International, Inc. Upon the signing of this agreement, Telereunion issued promissory notes to us for the purchase price but has since defaulted on the payment of each of these notes. In April 2001, Telereunion's United States parent, Telscape International, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We are currently exploring alternative settlement possibilities with Telereunion. However, we can give no assurance that we will be able to reach a mutually acceptable settlement. See "Operating and Financial Review and Prospects -- Trend Information -- Other Developments -- Telereunion Default."

         In 1996, Iusatel, our long distance subsidiary, executed an agreement with Teleglobe USA Inc. for the exchange of international long distance traffic. In 2000, Iusatel entered into a second agreement for the exchange of international long distance traffic with AT&T, giving it two alternative routes to deliver international long distance traffic, thereby reducing costs and enhancing its proportional return traffic.

OTHER SERVICES

Paging

         On December 14, 1995, Iusacell and Infomin formed Infotelecom as a joint venture to market national and international paging services. Iusacell owns 49% of Infotelecom, Infomin owns 49%, and the remaining 2% is owned by Mr. Jose Ramon Elizondo, a former director of Iusacell. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Under the Infotelecom joint venture agreement, Infomin is obligated to contribute this concession to Infotelecom. Infomin has transferred its shares in Infotelecom to Banorte, S.A. Institucion de Banca Multiple, a Mexican bank, in settlement of certain indebtedness.

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

         Infotelecom began marketing paging services in August 1996 and, at December 31, 2000, provided service in 34 cities including Mexico City, Guadalajara, Monterrey, Puebla, Cuernavaca, Toluca, Queretaro, Leon and Ciudad Juarez. We plan to take advantage of our existing cellular network and our operating and administrative resources in order to achieve cost efficiencies in the provision of paging services. In September 1999, Infotelecom launched a prepay pager program.

         As of December 31, 2000, Infotelecom had 21,638 paging customers. Iusacell's revenues related to paging services represented 1.2% and 0.8% of total revenues for 1999 and 2000, respectively.

         Under their joint venture agreement, Iusacell and Infomin valued the Infomin paging concession at U.S.$10.5 million, and we agreed to fund the first U.S.$10.5 million of Infotelecom's cash requirements before Infomin would be required to make pro rata cash contributions. In December 1998, Iusacell and Infomin determined the appropriate manner in which to capitalize Infotelecom. Up to that time, we had been funding the joint venture by means of loans. On December 31, 1998, Iusacell capitalized Ps.135.9 million (U.S.$14.1 million) in advances to Infotelecom, including Ps.50.4 million (U.S.$5.2 million) in interest which was not credited against the U.S.$10.5 million required to be funded by us. However, U.S.$9.0 million of such capitalization was applied against the U.S.$10.5 million to be funded by us. In 1999, Iusacell capitalized approximately an additional U.S.$1.0 million against the U.S.$10.5 million funding requirement. In 2000, no amounts were capitalized and applied against the funding requirement.

Public and Rural Telephony and Local Wireless

         Iusacell operates public and rural telephony programs, utilizing available cellular capacity. These programs provide telecommunications services through cellular telephones in phone booths, intercity buses and rural areas.

The provision of services in this way fulfills the terms of our concessions for the provision of cellular telephone service and utilizes our cellular network to provide telecommunications coverage in areas with little or no basic service. As of December 31, 2000, we had 19,917 cellular telephones in service under our public and rural telephony programs, representing a 55% increase compared to 12,840 cellular phones in service as of December 31, 1999.

         As of December 31, 2000, we were providing, on a trial basis pending approval from the SCT, local wireless service in the 450 MHz frequency band to 12,417 customers in selected markets in Region 9. The average monthly minutes of use for these trial subscribers during 2000, who had average monthly billings during 2000 of approximately Ps.253 (U.S.$26.30) per subscriber excluding long distance charges, was approximately 564 minutes per subscriber divided almost equally among incoming and outgoing calls. We do not charge our customers fees for incoming calls. We believe that there is substantial unmet demand for telephone service in Mexico as demonstrated by the relatively low level of residential wireline, business wireline and cellular penetration.

         We experienced substantial delays in obtaining the SCT's approval of our technical and economic plans for local wireless service in the 450 MHz frequency band. However, on June 10, 1997, the SCT and Iusacell agreed on a process by which Iusacell could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. This agreement allows us to convert and consolidate our existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and grants us a right of first refusal to acquire concessions to provide local wireless service over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands concluded in May 1998. These auctions yielded a right of first refusal exercise price estimated at U.S.$2.25 million for all five regions. However, neither the SCT nor COFETEL has formally notified us of the exact right of first refusal exercise price, the payment terms or the coverage/build-out requirements relating to the concessions, all of which are necessary for us to decide whether to exercise our right of first refusal.

         As a result of these delays and the uncertainty relating to our ability, at a commercially acceptable cost, to implement full scale local wireless service in the 450 MHz frequency band, we are exploring alternatives for providing local telephony services, such as limited zone wireless services in the 800 MHz (cellular) or 1.9 GHz (PCS) frequency bands deploying digital technology that permits mobility or fixed wireless services over such bands. If we were to determine that it would be preferable to pursue such an alternative rather than to continue to pursue local wireless service in the 450 MHz frequency band, that alternative could require the acquisition of concessions, other regulatory approvals and the payment of substantial fees. We expect to finalize overall strategy for providing local telephony services during 2001.

         In September 1998, we determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash writedown of our investment in the 450 MHz fixed local wireless project. Given the obsolescence of our existing 450 MHz network infrastructure, we may record a non-cash write down of substantially all of the remaining book value of the 450 MHz project fixed assets by the end of 2001. See Item 5, "Operating and Financial Review and Prospects -- Local Telephony in the 450 MHz Frequency Band."

         In expanding our local telephone services, we plan to capitalize on synergies between our mobile wireless and local wireless services, utilizing our existing cellular network and anticipated 1.9 GHz (PCS) network for connections with the local subscribers' premises. Furthermore, we believe that local wireless service requires a lower investment cost per line than landline service.

         In January 1996, our long distance subsidiary applied to modify its concession to allow it to provide local wireline service, including dedicated circuits, local switching and data service. This request was reasserted in Iusacell's October 1997 application to modify our long distance concession. This request was rejected for procedural reasons in July 1998. In January 1997 Iusatelecomunicaciones, S.A. de C.V., Iusacell's 450 MHz local wireless subsidiary, also filed for a local wireline concession. The SCT has not yet issued this concession. While we currently do not anticipate that the provision of local wireline service will become a significant part of our services, we may provide, on a case-by-case basis, local wireline telephone service as part of our overall provision of telecommunications services.

Data Transmission

         We began providing data transmission services in 1993. We provide both public and private data transmission primarily using excess capacity in our microwave backbone in our existing cellular network in Region 9 and, until March 2001, we provided satellite transmission through Satelitron, S.A. de C.V., which we refer as "Satelitron," a joint venture among Iusacell, Hughes Network Systems and another partner which provided a shared hub for private networks. On March 22, 2001 we sold our 65.9% equity interest in Satelitron and our ownership of the Satelitron transmission hub, receiving approximately U.S.$1.3 million in proceeds.

Microwave Transmission

         In December 1998, the SCT issued three 20-year concessions to Punto-a-Punto Iusacell, S.A. de C.V., a joint venture between Iusacell and Mr. Jose Ramon Elizondo, a former director of Iusacell, for short haul microwave frequencies in the 15 GHz and 23 GHz frequency bands won at auction. Punto-a-Punto Iusacell paid approximately Ps.40.8 million (U.S.$4.2 million) for these concessions. These frequencies are being used to interconnect our cell sites, business customers and other networks. Additionally, we have an obligation to provide the right to use capacity in these frequencies to other users to enable them to install their own microwave links. During 2000, Punto-a-Punto Iusacell, S.A. de C.V. started to provide services to other carriers allowing them to use capacity for installation of links.

         Punto-a-Punto Iusacell participated in the auctions for long haul microwave frequencies in the 7 GHz frequency band that began in March 1999 and concluded in July 1999. However, Punto-a-Punto Iusacell did not win any concessions in these auctions.

         In September 1999, Punto-a-Punto Iusacell entered into an agreement with an affiliate of the service provider in the four Cellular A-Band regions in northern Mexico to swap the right to use long haul microwave frequency links held by the affiliate for short-haul microwave frequency links held by Iusacell plus U.S.$2.45 million in cash. Punto-a-Punto Iusacell closed this transaction in January 2000 and is currently installing links.

MARKETING

         With the assumption of control by Verizon in 1997, we redefined our marketing strategy for achieving profitable growth, particularly in our cellular business. More recently, we have focused our marketing strategy on the CDMA digital cellular business, where there is greater per subscriber usage and revenues than there is with analog subscribers. We seek to increase our average monthly revenue per subscriber, aggressively grow our cellular subscriber base, decrease the cost of acquiring additional subscribers and reduce contract churn and prepay turnover.

         Iusacell's subscribers consist of contract and prepay customers who can be classified as high, moderate or low-usage customers. We are implementing distribution, advertising, customer service support and pricing plans targeted to each specific customer segment and to increase airtime usage.

Distribution

         We currently target the various segments of our subscriber base through five sales and distribution channels: Iusacell owned and operated customer sales and service centers, independent distributors, a direct sales force, commission sales agents and telemarketing. We are aggressively increasing the number of our points of distribution in order to acquire additional subscribers. At December 31, 2000, Iusacell had 20,762 points of distribution, as compared to 6,522, 2,280 and 918 at December 31, 1999, 1998 and 1997, respectively. These points of sale comprised 106 customer sales and service centers owned and operated by Iusacell, 1,496 points of sale operated by independent distributors who offer all Iusacell products and 19,160 points of sale for distribution only of VIVA prepay cards also operated by independent distributors.

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

         In 1997, we opened or remodeled 17 customer sales and service centers, including 10 redesigned prototype customer sales and service centers incorporating a new uniform store design, which provided the basis for new and refurbished centers in the future. During 1998, we opened 22 new customer sales and service centers based on the experience gained from the ten prototype locations. In 1999, although we did not open any new customer sales and service centers, we replaced one existing customer sales and service center and remodeled 16 other existing customer sales and service centers. In 2000, we opened 14 new customers sales and service centers and remodeled 6 other existing customer sales and service centers. As of December 31, 2000, Iusacell owned and operated 106 customer sales and service centers throughout our four cellular regions, and two other centers dedicated to long distance and paging sales in northern Mexico.

         DIRECT SALES FORCE. To service the needs of our corporate and other high and moderate-usage customers, we have created a dedicated direct sales force, which, at December 31, 2000, included 101 full-time sales representatives. This group of trained representatives seeks to increase sales to high and moderate-usage customers by:

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

         These direct sales representatives travel extensively to deliver personalized service.

         INDEPENDENT DISTRIBUTORS. In order to broaden our market, we maintain relationships with a broad network of 99 exclusive distributors that, at December 31, 2000, sold all of our products at 1,496 points of sale and distributed VIVA prepay cards at an additional 16,680 points of sale. In order to ensure that our standards are maintained at all distribution points, we provide assistance to our distributors in training, promotions and advertising. We also provide them with information on our customer base to allow the distributors to service our customers effectively.

         COMMISSION SALES AGENTS. We retain commission agents as a flexible sales force in all of our cellular regions. The agents function as cellular service brokers for Iusacell, working out of their own premises to better target their customers. These agents provide additional distribution outlets with minimal support from Iusacell. As of December 31, 2000, we had arrangements with 52 commission sales agents who distribute our products with no direct costs to us.

         TELEMARKETING. From time to time, Iusacell engages telemarketing service providers as a direct marketing mechanism or to follow up on targeted mailings.

         ELECTRONIC MEANS. In 2000, we implemented two important electronic tools for the sale of prepay airtime: sales through automated teller machines at banks and sales over the phone by dialing *AIRE. Sales at ATM machines are charged against our customer's bank account. Sales using *AIRE are charged to our customer's credit card. We have implemented ATM sales at BBVA Bancomer and at Bancrecer. We intend to negotiate additional ATM sale agreements in 2001. The charges are credited to our customer's account by using a personal identification number.

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

         The purpose of the media plan is to inform and convince potential users and subscribers about the benefits of the products and services offered by Iusacell and to target potential subscribers through a coordinated print, radio, television and fixed and moving outdoor advertising campaign. A key element of this integrated media plan is a periodic agency review, where the sales results of a given campaign are evaluated. The integrated media plan enables us to negotiate more favorable advertising rates. Television and print advertisements prominently feature an ad-response telephone number to solicit new customer inquiries. Trained representatives who are equipped to answer questions regarding services and products are available from 8:00 a.m. to 10:00 p.m. daily.

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

         To further enhance customer service, we have installed dedicated personal computer terminals linked to our billing system so that each customer service representative, either at a Iusacell customer sales and service center or at a Iusacell call center, can handle customer inquiries, billing questions and account payments with real-time data and a full customer profile in hand. These dedicated personal computer terminals have been provided with a new application named CTI (Computer Telephony Integration) that allows us to give a proactive solution to our customers' requests, minimizing the time of response. Customer data gathered from such sources as the activation process, the billing system and exit interviews with customers who terminate service, allows us to better tailor our marketing strategy to each customer. Along with providing information as to how we can improve our customer service, this data is expected to enable representatives from each of the distribution channels to better target their sales approach to each customer when cross-selling Iusacell's services and products.

         In early 1998, we opened two call centers that provide more automated and efficient service to customers. Iusacell's call center service quality and response speed in Region 9 further improved in 2000 with the implementation of state-of-the-art customer service software. We expect to implement this software for our Region 5, 6 and 7 customers in 2001. In 1998, we also began implementing the Customer Attention Support Team program in our busiest customer service centers in order to accelerate the problem resolution process. This program has also been expanded to include the majority of our customer service centers in all four of our cellular operating regions. During 2000, we extended this program to our major corporate accounts.

         In December 2000, the certifying company Societe Generale de Surveillancee de Mexico (SGS) granted ISO 9002 Certification under the EMA (Entidad Mexicana de Acreditacion) to Iusacell's customer care process in the following areas:

         -        *611,

         - explanations and complaints, including certain CAST sale centers,

         -        activations,

         -        retention, and

         -        service assurance.

Pricing

         General. Iusacell offers a variety of flexible pricing options for our cellular service. The primary components of the contract pricing plans include monthly fees, per minute usage charges and a number of free minutes per month. The prepay program markets cards which credit a defined number of pesos to a customer's account, to be utilized for outgoing and incoming calls over a period of no more than 180 days and only for incoming local calls for 185 additional days. See " -- Prepay Customers." Most of the contract plans include a selection of free cellular handsets. The prepay plans do not provide free cellular handsets.

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

         Prepay Plans. In contrast to contract subscribers, prepay customers typically generate low levels of cellular usage, do not have access to value-added services or roaming, generally already own a handset and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase contract plan cellular services. Other prepay customers include vacationers and traveling business people who require cellular service for short periods of time. In addition to helping customers control costs, our prepay programs have no monthly bill and allow customers to prepay for cellular services in cash.

         In September 1997, we introduced our next-generation VIVA prepay service. VIVA provides for automated reactivation and value-added services such as voice-messaging. VIVA prepay cards are available in denominations of Ps.100, 150, 250 and 500, although a new customer cannot be activated with a Ps.100 card.

         Hybrid Plans. In 2000, Iusacell launched the ID Pack, a hybrid plan with elements of contract and prepay plans targeted at high school and university age youth who want the status of a cellular phone but want to control their usage. A low monthly fee of Ps.99 provides certain value added services. Airtime is purchased through the activation of a VIVA prepay card. Iusacell recently launched the Lady Pack, a hybrid plan targeted at women in their 20's.

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

         Strategy. We intend to continually review market pricing and will attempt to increase prices, if economic and competitive conditions permit, to keep pace with inflation. Constant adjustments to meet market and competitive conditions may require that we increase or decrease prices over short periods of time. See Item 5, "Operating and Financial Review and Prospects -- Trend Information -- Price Increases and Rollbacks."

ACTIVATION, BILLING AND COLLECTION PROCEDURES

         We can activate a phone within 30 minutes of receiving credit approval for customers who intend to pay their monthly charges with a credit card. For customers who intend to pay their monthly charges in cash, there is a credit review process of no longer than 48 hours prior to the delivery and activation of a cellular telephone and a requirement of a security deposit, depending on the contract plan, in a minimum amount equal to 1.5 times the corresponding monthly rental fee. For prepay customers, activation time is 30 minutes or less. During 2000, we started to offer direct online activation to reduce the time of response to our customers.

         We mitigate our credit exposure in five ways:

         - for those customers paying by credit card, by obtaining a credit report from the National Credit Bureau (Buro Nacional de Credito), a Mexican affiliate of TransUnion Corporation,

         - by requiring payment to be made by credit card or, for those customers who do not pay by credit card, by requiring security deposits and conducting a credit investigation,

         - by requiring that contract customers purchase a bond, which provides for payment in the event of customer defaults, after the first year of service,

         -        by establishing credit limits, and

         -        by utilizing prepay cards, which eliminate all credit risk.

         For 1998 and 1999, we reserved approximately 1.3% and 2.7% of our cellular revenues for doubtful receivables. For 2000, we reserved approximately 2.7% of our cellular revenues for doubtful receivables.

         Toward the end of the third quarter of 1999, we changed our billing practice for contract customers who had fallen behind in their payments and whose service had been suspended. Rather than continue our policy of not charging monthly fees upon suspension, in the hope of receiving additional revenues from CPP tariffs for incoming local calls and from suspended customers who ultimately pay overdue amounts and reinitiate service, we began to permit incoming call service and continue to charge monthly fees to suspended customers for an additional two months, but reserved a substantial portion of the monthly fees as a revenue provision. This period was reduced to two months in the second quarter of 2000. This change in policy resulted in additional marginal revenue and in the increase in 1999 and 2000 reserves discussed above. Iusacell is collecting approximately one-third of these additional monthly charges.

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

         Billing is currently administered using five different billing systems, including a cellular customer care and billing system provided by LHS Communications Systems, Inc. in Regions 5, 6, 7 and 9 which we also use for our 450 MHz fixed local wireless business, one point of sale system that provides billing, administration and control features, a proprietary residential long distance system, a proprietary system for high-volume business long distance customers and a purchased system for paging customers. We compile billing information from our switches by electronic transfer every hour for processing by our billing systems. We take protective and disaster recovery measures in connection with all billing information.

         From 1997 through 2000, we invested a total of U.S.$30.1 million for the cellular portion of our LHS cellular customer care and billing system. We expect to invest approximately U.S.$4.2 million in this cellular billing system in 2001.

NETWORK AND EQUIPMENT

Cellular Services

         As of December 31, 2000, our integrated cellular network was comprised of 5 cellular switches, 428 cell sites, 92 repeaters and 21 microwave repeaters and covers approximately 88% of total cellular regional POPs, consisting of 59 million inhabitants or 61% of Mexico's total population. In 1999, we added 28 cell sites and 14 repeaters. During 2000, we added 63 cell sites and 38 repeaters.

         In December 1997, we signed an agreement with subsidiaries of Lucent Technologies for the replacement of Iusacell's existing analog network equipment with Lucent Technologies analog and CDMA digital network equipment. This replacement began in February 1998. All regions were completely swapped out as of August 1999.

         We are also deploying Lucent Technologies CDMA technology as we build out our PCS networks in Regions 1 and 4 in northern Mexico. As of December 31, 2000, our PCS network was comprised of 4 PCS cell sites which used virtual switching through one of our cellular switches and 2 PCS microwave transmission sites. We elected to deploy CDMA technology instead of TDMA technology based on ours and Verizon's evaluation of the two technologies. Verizon is successfully using CDMA technology in most of its U.S. markets with favorable customer response. CDMA offers significantly greater call-carrying capacity, superior voice quality, longer telephone battery life and greater fraud protection and is easier to upgrade than TDMA. Iusacell will maintain transmitting equipment to serve both analog and digital formats, and we are marketing dual-mode cellular telephones capable of sending and receiving both analog and digital transmissions.

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

         We have a network operations and control center (NOCC) in Mexico City which oversees, administers and provides technical support to all regions. In 1999, we upgraded our NOCC by installing a new network management system that provides more complete and automated surveillance capabilities and fault and performance management for all network equipment. During 2000, we implemented a new network administration system that provides better surveillance and administration of network performance. We expect to install another center for network operations in Toluca that will provide an alternative monitoring capability for the network in case of a contingency in the center for network operations located in Mexico City. We expect to start operations at the center to be located in Toluca during the second quarter of 2002.

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

         We provide private data transmission services, primarily using excess capacity in our microwave backbone in our existing cellular network in Region 9, and satellite transmission through our Satelitron joint venture, which provides a shared hub for private networks. On March 22, 2001, we sold our 65.9% equity interest in Satelitron.

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

         We are facing increasing competition from companies providing mobile wireless telecommunications services utilizing alternative existing technologies. Nextel de Mexico, S.A. de C.V. began marketing its enhanced specialized mobile radio services in 1998. In 1999, we began to face competition from the winners of 1.9 GHz (PCS) spectrum in the auctions concluded in May 1998. Pegaso commercially launched its mobile wireless PCS services in Tijuana in February 1999, initiated PCS services in Monterrey, Guadalajara and Mexico City later in 1999 and in 2000 began to provide PCS services in Acapulco, Veracruz, Toluca, Ensenada, Mexicali, Nuevo Laredo, Saltillo, Reynosa, Chapala and Cuernavaca. Unefon initially launched only fixed wireless services in Acapulco and Toluca in February 2000, but now provides fixed and mobile wireless services in those two cities as well as in Mexico City, Guadalajara, Monterrey, Leon, Puebla, San Luis Potosi, Torreon, Morelia and Tampico.

         We also expect to face increasing competition from companies that provide services utilizing new technologies, such as satellite telephony. However, we currently view satellite telephony as a complementary service and we have become a distributor for Globalstar de Mexico, S. de R.L., and provide Globalstar with some back office services and Globalstar customers with Iusacell CDMA wireless services while they are in our coverage areas.

         In paging services, Iusacell competes with established companies such as Comunicaciones Mtel, S.A. de C.V. (Skytel), Operadora Biper, S.A. de C.V., Enlaces Radiofonicos, S.A. de C.V. (Digitel), Comunicacion Dinamica Metropolitana, S.A. de C.V. (Coditel), Grupo Radio Beep, S.A. de C.V. and Buscatel, S.A. de C.V., a Telmex subsidiary. Some of our paging competitors have already established nationwide paging networks, giving them a significant operational and marketing advantage over us. In 1999, the COFETEL concluded auctions for a series of nationwide and regional concessions for frequencies to be used to provide two-way paging services in which Iusacell did not participate. Moreover, digital wireless providers, including Telcel, Pegaso and Iusacell, have begun to provide short message service, which is a paging service, over wireless frequencies.

         In providing long distance telephone service, we face or will face competition from 14 other concession holders, including Telmex and joint venture companies in which AT&T and MCI WorldCom have beneficial ownership interests. Presubscription balloting took place in 150 cities in 1997, 1998 and the first quarter of 1999 in which telephone customers chose their long distance carrier. We chose not to commit significant marketing resources to the balloting process and fared poorly in initial balloting results.

         In the local telephony market, we expect to face significant competition from Telmex, the existing monopoly, and new competitors providing service over the 1.9 GHz (PCS) frequency bands, such as Unefon, and 3.4-3.7 GHz (Wireless Local Loop) frequency bands, such as Axtel..

         In providing data transmission services, we compete for customers with Telmex, state-owned Telecomunicaciones de Mexico, which we refer to as Telecom, and the operational long distance companies. In addition, we believe that the current Mexican data transmission industry includes over 1,000 private networks that provide data transmission services.

GOVERNMENT REGULATION

         Telecommunications systems in Mexico are regulated by the SCT and by the COFETEL, a decentralized regulatory body within the SCT, pursuant to the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), which became effective on June 8, 1995. Regulations governing international long distance, domestic long distance and local telephony have been promulgated under the 1995 Telecommunications Law. However, some rules from the prior Law of General Means of Communication (Ley de Vias Generales de Comunicacion) and the rules promulgated under such law, including, without limitation, the Telecommunications Rules (Reglamento de Telecomunicaciones) which we collectively refer to as the Original Communications Laws, generally remain effective if they are not inconsistent with the 1995 Telecommunications Law and the rules promulgated under that law.

         These laws and regulations define the regulatory structure applicable to the nationwide telecommunications infrastructure and the provision of telecommunications services. They govern, among other things:

         - applications to obtain concessions to install, maintain and operate telecommunications systems,

         - the establishment of technical standards for the provision of telecommunications services,

         - the grant, revocation and modification of concessions and permits, and

         -        the auction of spectrum.

         During the first half of 2001, the SCT announced that the 1995 Telecommunications Law would be amended to include new provisions related to competition, customer protection, spectrum auctions, permits for commercialization of telecommunication services and universal service. Reportedly, the amendments will focus more on networks than on services. The SCT and the telecommunications industry have been recently involved in discussions to define the content of the new law. We believe that the initiative could be presented to Congress for approval during the first quarter of 2002.

         In particular, the terms and conditions of concessions and permits granted under the Original Communications Laws, which is the case for the cellular concessions and permits granted to Iusacell and our subsidiaries, should be governed by the Original Communications Laws and respected under the new regulatory regime until their expiration. The 1995 Telecommunications Law may grant rights enhancing those set forth in the Original Communications Laws. For instance, rates charged by holders of concessions and permits granted under the Original Communications Laws no longer require prior approval from the SCT. Rather, they only require registration with the COFETEL.

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

         Under the 1995 Telecommunications Law and the Foreign Investment Law (Ley de Inversion Extranjera), concessions may only be granted to Mexican individuals and to Mexican corporations in which non-Mexicans hold no more than 49% of their voting shares or which are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% with the prior approval of the Mexican Foreign Investment Commission of the Mexican Ministry of Commerce and Industrial Development. The Foreign Investment Commission has recently ruled, upon application of Pegaso, that concessions for PCS services should be treated identically to concessions for cellular services for foreign investment purposes. There are no foreign investment participation restrictions in respect of operations conducted under permits.

         A concession or a permit may be terminated pursuant to the 1995 Telecommunications Law upon:

         -        expiration of its term,

         -        resignation by the concession holder or the permit holder,

         -        revocation,

         -        expropriation, or

         - dissolution or bankruptcy of the concession holder or the permit holder.

         - A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

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

         The Original Concession. Our right to provide radiotelephony, local wireless and data transmission services nationwide, as well as cellular service in Region 9, is based upon the concession granted to the predecessor of Iusacell Celular, SOS Telecomunicaciones, S.A. de C.V., on April 1, 1957, as amended, which we refer to as the Original Concession. The term of the Original Concession is 50 years, and it expires on April 1, 2007. The Original Concession may, however, be revoked prior to such date in the event that SOS fails to comply with its terms or applicable law. The Original Concession is renewable upon timely application to the SCT, provided that SOS has complied with all of the requirements of the Original Concession and agrees to any new terms and conditions established by the SCT at the time of renewal.

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

         In Region 9, we hold the right to provide cellular service pursuant to an authorization granted to SOS by the SCT in 1989 under the Original Concession. In Regions 5, 6 and 7, we hold the right to provide cellular service through our subsidiaries Comunicaciones Celulares de Occidente, S.A. de C.V., known as Comcel, Sistemas Telefonicos Portatiles Celulares, S.A. de C.V., known as Portacel and Telecomunicaciones del Golfo, S.A. de C.V., known as Telgolfo, respectively. Comcel, Portacel and Telgolfo each hold 20-year concessions expiring in 2010 which authorize these subsidiaries to install, operate, maintain and exploit mobile public radiotelephone networks with cellular technology for commercial use in the Cellular A-Band. In consideration for these authorizations and concessions, the subsidiaries made initial payments to the Mexican government and, in addition, must make payments as follows:

                                                 PERCENT OF GROSS REVENUES PAYABLE
                           SUBSIDIARY                  TO MEXICAN GOVERNMENT
                           ----------                  ---------------------
                    Comcel ..................                    8%

                    Portacel ................                    7%

                    Telgolfo ................                    8%

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

         PCS Concessions. In October 1998, the SCT granted to Iusacell PCS, S.A. de C.V., a joint venture between Iusacell and Jose Ramon Elizondo Anaya, a former director of Iusacell, in which Iusacell holds a 94.9% equity interest and a 49% voting interest, a concession for the installation and exploitation of a public network to provide fixed and local mobile access and a concession of 1.9 Mhz frequencies in Region 1 (which includes the city of Tijuana) and Region 4 (which includes the city of Monterrey), for a renewable 20-year term. Under the terms of its concession title, Iusacell PCS is committed to cover at least 20% of the total population in those regions by the end of the third year of the concession and 50% of the total population in those regions by the end of the fifth year of the concession. We started PCS network operations during the second quarter of 2000. Upon our application, in November 2000, the SCT granted Iusacell PCS an exemption for 5 years from the obligation to take part in the long distance carrier selection by a pre-subscription process.

         Paging. On December 14, 1995, Iusacell and Infomin formed Infotelecom as a joint venture to market national and international paging services. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Although the joint venture agreement between Iusacell and Infomin contemplates that Infomin will ultimately transfer its paging concession to Infotelecom, Infomin's paging concession prohibits foreign ownership of more than 49% of the voting shares of the entity holding the concession. Infomin, therefore, would be unable to contribute its paging license to the joint venture so long as Verizon continued to control the management of Iusacell and Iusacell continued to hold more than 49% of the voting shares of Infotelecom.

         In order to eliminate this obstacle to the transfer of the paging concession to Infotelecom, in December 1998 we sold a 2% interest in Infotelecom to Mr. Jose Ramon Elizondo, a former director of Iusacell. As a result, we currently hold a 49% interest in Infotelecom. Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as concession holder must pay the SCT for the right to provide paging service. In early 2000, Infomin received governmental approval to transfer its paging concession to Infotelecom. In early 2000, Infomin also transferred its interest in Infotelecom to Banorte, S.A. in settlement of certain indebtedness. We nevertheless expect the transfer of the concession to be implemented in the second half of 2001. The financial statements of Infotelecom are consolidated with the financial statements of Iusacell. See Note 2 to the Consolidated Financial Statements.

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

         Pursuant to the modified concession, Iusatel is required to comply with technical specifications and had to serve with its own infrastructure a minimum of 11 specified cities by July 31, 1998, 26 additional specified cities by December 31, 1999 and another 13 additional specified cities by December 31, 2000. Iusatel complied with its coverage commitments in all cities except for Saltillo in Region 4. Therefore, in April 2001 we requested to the SCT to substitute Tlaxcala for Saltillo in our coverage commitment. We expect the SCT to grant our petition.

         In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Bell Atlantic assuming management control over Iusacell Celular upon the requirement, among others, that we transfer at least 51% of the voting shares of Iusatel to Mexican investors on terms acceptable to the Foreign Investment Commission. In November 1998, we complied with this requirement by having Mr. Elizondo agree to subscribe to 5.1% of the capital stock of Iusatel, comprising 51% of the voting shares thereof. We retained a 94.9% equity interest in Iusatel, including a 90% equity interest through the ownership of neutral limited voting stock (inversion neutra) and a 49% voting interest representing a 4.9% equity interest. The financial statements of Iusatel are consolidated with the financial statements of Iusacell. See Note 2 to the Consolidated Financial Statements.

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

         However, in June 1997, the SCT and Iusacell reached an agreement on a process by which Iusacell could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. Under this agreement, we would convert and consolidate some of our existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and would have a right of first refusal to acquire the concessions to provide local wireless service over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands concluded in May 1998.

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

         We are exploring alternatives for providing local telephony services, including limited zone wireless services in the 800 MHz (cellular) or 1.9 GHz
(PCS) frequency bands deploying digital technology that will permit mobility and fixed or restricted movility wireless services over such bands. If we were to determine that it would be preferable to pursue such alternatives, the acquisition of concessions, other regulatory approvals and the payment of substantial fees could be required. We expect to make our decision on the overall strategy for providing local telephony services in 2001.

         In September 1998, we determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash writedown of our investment in the 450 MHz fixed local wireless project. Given the obsolescence of our existing 450 MHz network infrastructure, we may record a non-cash write down of substantially all of the remaining book value of the 450 MHz project fixed assets by the end of 2001.

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

         Data Transmission. Our right to offer telex and provide public data transmission service throughout Mexico is derived from the Original Concession. We use our allocations in the 138-144 MHz, 440-450 MHz and 485-495 MHz frequency bands and excess capacity in our cellular microwave backbone in Region 9 to provide data transmission services.

         Satellite Transmission Permit. On December 15, 1991, Satelitron, a joint venture among Hughes Network Systems, Iusacell and one other investor, was granted a 15-year permit to provide dedicated circuit services and private networks through Mexican satellites or any other satellites designated by the Mexican government. The Satelitron permit is renewable for 15 additional years upon timely application to the SCT, provided Satelitron has complied with all of the requirements of the permit and agrees to any new terms and conditions established by the SCT at the time of such renewal. Under this permit, Satelitron is required to make monthly payments to the SCT equal to 2.5% of all gross revenues derived from its provision of access to its satellite bandwidth, and 2.5% of all such gross revenues to Telecom for supervision and supporting services. On March 22, 2001, we sold our 65.9% equity interest in Satelitron and our ownership in the transmission hub to Telepuertos Satelitales, S.A. de C.V. de C.V. for U.S.$1.3 million.

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

Foreign Ownership Restrictions

         Pursuant to the 1995 Telecommunications Law and the 1993 Foreign Investment Law, holders of concessions to provide telecommunications services in Mexico, excluding providers of cellular service, cannot have a majority of their voting shares owned by, and cannot be otherwise controlled by, foreign persons. In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Verizon assuming management control over Iusacell upon the requirement that, within a renewable period of 180 days, Iusacell would transfer at least 51% of the voting shares of Iusatelecomunicaciones and Iusatel to Mexican investors on terms acceptable to the Foreign Investment Commission. The Foreign Investment Bureau of the SECOFI twice extended the transfer deadline.

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

         In the fourth quarter of 2000, the Mexican Foreign Investment Commission ruled, upon application of Pegaso, that concessions for PCS frequencies, like concessions for cellular frequencies, may be held by entities in which foreign persons have a majority of the voting shares. Iusacell has applied for similar treatment for Iusacell PCS, S.A. de C.V. If Iusacell's application is granted, we expect to exercise our right to acquire Mr. Elizondo's interest in Iusacell PCS.

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

         The Telecommunications Act of 1996, which we refer to as the 1996 Act, which became effective on February 8, 1996, includes provisions that open local telephony markets to competition and would permit regional Bell operating companies, such as the local operating telephone companies of the pre-Verizon Bell Atlantic, to provide interLATA services (long distance) and video programming and to engage in manufacturing. Under the 1996 Act, the pre-Verizon Bell Atlantic was allowed to provide certain interLATA (long distance) services immediately upon enactment, including interLATA (long distance) services permitted under the Decree, interLATA (long distance) services originating outside the states where its subsidiaries provide local exchange telephone services and interLATA (long distance) services that are "incidental" to other permitted business such as wireless services.

         However, the ability of Verizon and its affiliates to engage in businesses previously prohibited by the Decree, including providing interLATA (long distance) services originating in the states where the pre-Verizon Bell Atlantic subsidiaries provide local exchange telephone service, and manufacturing CPE or telecommunications equipment, is largely dependent on satisfying certain conditions contained in the 1996 Act and related regulations.

         Since Iusacell is affiliated with Verizon, its operations must comply with the terms of the Decree. Bell Atlantic obtained waivers under the Decree in 1986 and 1993 that together permitted it to conduct business outside the United States, subject to certain exceptions and restrictions. Under such exceptions and restrictions, a foreign telecommunications entity affiliated with Verizon, which we refer to as an FTE, such as Iusacell, could not provide interexchange (long distance) telecommunications services between points in the United States or own any international telecommunications facilities in the United States.

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

         The 1996 Act eliminated certain restrictions under the Decree including:

                  - restrictions that precluded an FTE from providing the United States "half" of traffic originating in a foreign country,

                  - restrictions on exporting to the United States telecommunications equipment or CPE manufactured outside the United States, and

                  - restrictions on providing interLATA (long distance) telecommunications services between points in the United States or international long distance service originating in the United States, and from owning international telecommunications facilities in the United States subject to the same conditions that Verizon must satisfy under the 1996 Act and any regulations promulgated thereunder with respect to interLATA (long distance) telecommunications services originating in the states in which the pre-Verizon Bell Atlantic local exchange subsidiaries provide service.

         Under the 1996 Act, we may now provide both the foreign "half" and the United States "half" of telecommunications traffic originating in Mexico (or any other foreign country) and may now carry international telecommunications traffic which, although routed through the United States, neither originates nor terminates in the United States. In addition, we may carry United States originated traffic bound for Mexico (or other foreign countries) so long as the traffic originates outside the states where the pre-Verizon Bell Atlantic subsidiaries provide local exchange telephone service and subject to having appropriate authority under Section 214 of the United States Communications Act of 1934.

         In 1996, Iusatel applied for and received authorization under Section 214 of the Communications Act to become a facilities-based provider of international long distance services from the United States. This Section 214 authorization was transferred to a Peralta Group entity in January 1997 in order not to delay the proposed change of control from the Peralta Group to Bell Atlantic. In 2001, we expect that Iusatel will apply for a new authorization under Section 214 of the Communications Act to become a facilities-based provider of international long distance services from the United States. We have not yet determined whether we will engage in activities permitted by the 1996 Act or any Section 214 authorization we may receive. If we choose to engage in such activities, we cannot predict the specific impact of such activities on our business, financial condition or results of operations.

         Other laws of the United States may restrict activities of Iusacell by virtue of Verizon's ownership interest, including laws and regulations that restrict trade with, and investments in, specific countries, as well as the United States Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act is also applicable to Iusacell because its securities are listed on the New York Stock Exchange.

         The Iusacell Shareholders' Agreement contains provisions designed to require us to refrain from taking any actions that would cause Verizon to be in violation of applicable law.

C.       ORGANIZATIONAL STRUCTURE

         The following chart represents Iusacell's organizational structure, including only its principal subsidiaries. All the companies have been organized under the laws of Mexico. The first percentage figure given indicates direct and indirect economic interest; the second percentage indicates direct and indirect voting interest.

         All of these companies, including those in which we own a minority voting interest, are consolidated with the financial statements of Iusacell. See
Note 2 to the Consolidated Financial Statements.

                          Grupo Iusacell, S.A. de C.V.

     100% / 100%                             100% / 100%                100% / 100%            94.9% / 49%         100% / 100%
Grupo Iusacell Celular,                 Iusacell Infraestructura,   Iusacell Infraestructura   Iusacell PCS,   Iusacell Arrendadora,
de Mexico, S.A. de C.V.                 S.A. de C.V.                S.A. de C.V.               S.A. de C.V.    S.A. de C.V.

 100% / 100%
             SOS Telecomunicaciones,
              S.A. de C.V.

100% / 100%
             Comunicaciones Celulares
              de Occidente,
              S.A. de C.V.

100% / 100%
             Sistemas Telefonicos
              Portatiles Celulares,
              S.A. de C.V.

100% / 100%
             Telecomunicaciones del
              Golfo, S.A. de C.V

100% / 100%
             Iusacell, S.A. de C.V

100% / 100%
             Sistecel, S.A. de C.V

94.9% / 49%
             Iusatel, S.A. de C.V.

94.9% / 49%
             Iusatelecomunicaciones,
              S.A. de C.V

94.9% / 49%
             Punto-a-Punto Iusacell,
              S.A. de C.V

49% / 49%
             Infotelecom,
              S.A. de C.V.


D.       PROPERTY, PLANT AND EQUIPMENT

         Throughout the regions served by our cellular operations at December 31, 2000, we operated 106 customer sales and service centers and a total of 428 cellular cell sites, 92 repeaters, 21 cellular microwave transmission repeaters, 4 PCS cell sites, 2 PCS microwave transmission repeaters, 14 fixed local wireless 450 MHz cell sites, 49 paging antennas and 2 PCS microwave transmission sites, 5 switches for cellular service, 1 switch for local wireless service and 3 switches for long distance service.

         We generally lease the land where our customer sales and service centers, cell sites, antennas, microwave transmission equipment and switching centers are located. We own and lease administrative offices in Mexico City as well as in Guadalajara, Leon, Puebla, Monterrey and Ciudad Juarez. We generally own our cellular network equipment, subject to liens.

         At December 31, 2000, our property, plant and equipment consisted of the following (in thousands of constant December 31, 2000 pesos and millions of U.S. dollars before accumulated depreciation of Ps.4,030.4 million (U.S. $419.0 million) in 2000):

                    Buildings and facilities          Ps. 1,538.2        U.S.$ 159.9
                    Communications equipment              8,251.1              857.9
                    Furniture and fixtures                  175.5               18.2
                    Transportation equipment                 61.4                6.4
                    Computer equipment                    1,094.3              113.8
                    Cellular rental telephones                1.3                0.1
                    Land                                     57.3                6.1

         See Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources" for a discussion of planned capital expenditures and existing encumbrances.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Unless otherwise indicated, all financial information in this Annual Report is presented in constant pesos as of December 31, 2000. The U.S. dollar translations provided in this Annual Report are, unless otherwise indicated, calculated at the Noon Buying Rate at December 29, 2000, which was Ps.9.618 per U.S.$1.00. Sums may not add due to rounding.

GENERAL

         The following discussion and analysis is intended to help you understand and assess the significant changes and trends in the historical results of operations and financial condition of Iusacell and our subsidiaries and factors affecting our financial resources. You should read this section in conjunction with the Consolidated Financial Statements and their notes appearing elsewhere in this Annual Report.

         The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 21 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell. Note 21 to the Consolidated Financial Statements also provides a reconciliation to U.S. GAAP of Iusacell's net income (loss) for the years ended December 31, 1998, 1999 and 2000 and of stockholders' equity as of December 31, 1999 and 2000.

         As a Mexican company, we maintain our financial records in pesos. Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by the Mexican Institute of Public Accountants, Iusacell's financial statements are reported in period-end pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Bulletin B-10 requires us to restate non-monetary assets, non-monetary liabilities and the components of stockholders' equity using the INPC. We have not eliminated the effects of these inflation accounting principles in the reconciliation to U.S. GAAP. See Note 21 to the Consolidated Financial Statements.

         Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this Annual Report have been restated in constant pesos as of December 31, 2000, in accordance with the fifth amendment to Bulletin B-10. References in this Annual Report to "real" amounts are to inflation-adjusted pesos and references to "nominal" amounts are to unadjusted historical pesos. In calendar years 1998, 1999 and 2000, the rates of inflation in Mexico, as measured by changes in the INPC, were 18.6%, 12.3% and 9.0%, respectively. The inflation indices used are 1.2338 for 1998 figures and
1.0896 for December 1999 figures.

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

         Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on monetary assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos which must be exchanged to repay the specified amount of the foreign currency liability. We incurred a foreign exchange loss in 1998 and 2000 on our U.S. dollar denominated debt as the peso depreciated against the U.S. dollar. A foreign exchange gain arises if a liability is denominated in a foreign currency which depreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the depreciation of the foreign currency results in a decrease in the amount of pesos which must be exchanged to repay the specified amount of the foreign currency liability. In 1999, we incurred a foreign exchange gain on our U.S. dollar denominated debt as the peso appreciated against the U.S. dollar in 1999.

         The gain or loss on monetary position refers to the gains and losses realized from holding net monetary liabilities or assets and reflects the impact of inflation on monetary liabilities and assets. For example, a gain on monetary position results from holding net monetary liabilities during periods of inflation, like in 1998, 1999 and 2000, as the purchasing power of the peso declines over time.

DEVALUATION AND INFLATION

         On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market peso/U.S. dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the peso to fluctuate freely against the U.S. dollar. This resulted in a major devaluation of the peso relative to the U.S. dollar. Where the Noon Buying Rate had been Ps.3.466 to U.S.$1.00 on December 19, 1994, by December 31, 1994 the Noon Buying Rate had fallen to Ps.5.000 to U.S.$1.00, representing 44.3% devaluation. The peso continued to decline against the U.S. dollar during 1995, closing at a Noon Buying Rate of Ps.7.740 to U.S.$1.00 on December 31, 1995, which represented 54.8% devaluation relative to the U.S. dollar for the year.

         The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and gross domestic product grew by 5.1% and 7.0%, respectively. The Noon Buying Rates were Ps.7.881 to U.S.$1.00 and Ps.8.070 to U.S.$1.00 on December 31, 1996 and 1997, respectively. However, the financial crises in the emerging markets that began in late 1997, together with the weakness in the price of oil, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso. For the first nine months of 1998, the peso devalued 26.8% relative to the U.S. dollar to Ps.10.196 per U.S. dollar on September 30, 1998, but strengthened in the fourth quarter of 1998. For the twelve months of 1998, the peso devalued 22.7% relative to the U.S. dollar to Ps.9.901 per U.S. dollar on December 31, 1998. In 1999, the Mexican economy, buoyed by a sharp increase in the price of oil beginning in the second quarter and strength in consumer spending, experienced relative stability, and the peso appreciated 4.3% against the U.S. dollar to Ps.9.480 per U.S. dollar on December 31, 1999. In 2000, with the Mexican economy maintaining its strength, the peso experienced only a slight depreciation of 1.5% relative to the U.S. dollar to Ps.9.618 per U.S. dollar on December 29, 2000.

         Peso devaluations have contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994 as measured by changes in the INPC, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% for the year 1998. Since then inflation has declined to 12.3% in 1999 and 9.0% in 2000.

         In the past, peso devaluations and inflation have negatively affected our results of operations and financial condition and may do so in the future.

IMPACT ON IUSACELL'S RESULTS OF OPERATIONS

         The general economic conditions in Mexico resulting from the devaluation of the peso and the resulting inflation have had, and may have, an overall negative impact on our results of operations primarily as a result of the following factors:

                  - Peso devaluations result in a decrease in the purchasing power of Mexican consumers, resulting in a decrease in the demand for all goods and services, including cellular telephony,

                  - Due to competitive market conditions and the overall state of the Mexican economy, we have not been able to increase our prices in line with the inflation rate,

                  - Significant inflation leads to an upward restatement of our assets and, all else being equal, results in a substantial increase in depreciation and amortization expense. However, whenever the inflation rate exceeds the devaluation rate, as was the case in 1996, 1999 and 2000, the peso-carrying value of our assets purchased in foreign currencies is reduced and, all else being equal, depreciation and amortization expense is decreased,

                  - Given Iusacell's net U.S. dollar liability position, devaluation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange losses, and appreciation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange gains, and

                  - A portion of our costs and expenses (e.g., some depreciation and amortization and all interest expense) is denominated in, or indexed to, U.S. dollars, while almost all of our revenues are denominated in pesos. In a period of peso devaluation, this relationship causes a negative impact on our margins.

Impact on Iusacell's Financial Condition

         The general economic conditions in Mexico resulting from the devaluation of the peso and the resulting inflation have had, and may have, an overall negative impact on our financial condition as result of the following factors:

         -        Substantially all of our indebtedness is denominated in U.S.
                  dollars. As a result, in a period of peso devaluation, the peso-carrying amount of such debt increases to reflect the additional pesos required to meet such foreign currency liabilities.

         - Whenever the inflation rate exceeds the devaluation rate, as was the case in 1996, 1999 and 2000, the peso-carrying value of our assets purchased in foreign currencies is reduced. This is because, assuming that the foreign currency value of a given asset remains unchanged between periods, the value of such asset for the prior period is restated upwards using the inflation rate, while the valuation of such asset for the current period is restated using a foreign exchange rate which increased at a lower rate.

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

         The Control Plus and VIVA programs have been extremely popular, with prepay customers increasing from an insignificant percentage of our subscriber base at June 30, 1996 (14,675 subscribers) to 31.7% at December 31, 1996 (73,762 subscribers), 50.0% at December 31, 1997 (200,159 subscribers), 63.3% at December 31, 1998 (478,361 subscribers), 73.4% at December 31, 1999 (970,509 subscribers) and 73.7% at December 31, 2000 (1,238,625 subscribers). Prepay customers comprised 78.3%, 86.7% and 74.8% of our net subscriber additions in 1998, 1999 and 2000, respectively. We expect that prepay customers will continue to comprise the substantial majority of new subscriber additions.

         The percentage of total service revenues derived from prepay customers was 17.3% in 1998, 11.9% in 1999 and 13.0% in 2000.

         In 1996, we experienced a 23.8% reduction in the number of contract customers, who generate higher average revenue per subscriber than do prepay customers. Many of these contract customers migrated to our then new prepay program, resulting in lower revenues from these customers. In 1997, 1998, 1999 and 2000, we experienced a 25.6%, 38.5%, 27.2% and 25.6% increase in the aggregate number of contract customers, respectively, compared to the beginning period number, with limited migration by contract customers to prepay programs. Although the current rate of growth is expected to decline as the contract customer base grows, we anticipate further growth in the number of contract subscribers.

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

         In October 1999, in order to evaluate whether we could generate additional revenues from incoming calls only customers, we extended the period of time to activate a new card from 185 days until April 30, 2000 for those incoming calls only customers who otherwise would have lost service before that date. Beginning May 1, 2000, we determined to return to our prior policy of maintaining incoming calls only customers for only 185 days and began to turn over incoming calls only prepay customers who had reached the 185-day limit without activating a new prepay card.

         Extending the life of VIVA prepay cards defers the deactivation of prepay customers who may in fact not be using the service. The November 1998 extension, by deferring prepay turnover for 45 additional days, contributed to the strong growth in subscriber net additions, particularly prepay net additions, during the fourth quarter of 1998. Likewise, the April 1999 and October 1999 extensions, by deferring prepay turnover, increased overall subscriber net additions in the second, third and fourth quarters of 1999 and the first quarter of 2000. The May 2000 decision to no longer defer the deactivation of prepay customers led to a decrease in overall subscriber net additions in the second, third and fourth quarters of 2000. Overall subscriber net additions in the second quarter of 2000 were also negatively affected by our decision to turn over approximately 25,000 prepay customers who had purchased but never activated a prepay card. Overall subscribers declined by approximately 14,000 in the third quarter of 2000 as a result of our decision to examine our entire prepay subscriber base and eliminate approximately 59,000 additional prepaid customers who had not made or received any calls for an extended period of time. Any decision to further reduce or extend the VIVA card life for incoming calls only customers will also reduce or increase overall subscriber net additions for the period of the reduction or extension.

         At December 31, 2000, we had approximately 275,000 incoming calls only customers. The substantial majority of incoming calls only customers generate little or no traffic.

         In late March 1999, we implemented marketing initiatives focused on increasing usage by and revenues derived from prepay customers. These initiatives included an approximate 6% price increase, the implementation of a Ps.59 or Ps.79 activation fee for a customer activating a telephone number with a Ps.250 or Ps.150 prepay card, the increase in the minimum denomination of the prepay card with which a customer can activate prepay service from Ps.100 to Ps.150, the adjustment of commissions to encourage distributors to activate customers with prepay cards of higher denominations and the sending of electronic reminders to customers to replenish their cards. During the second half of 2000, we began to migrate high-usage prepay customers to digital service and to sell digital handsets to new prepay customers. At the end of 2000, 11% of the prepay subscriber base were able to access digital service. These initiatives, together with the continuing efforts to increase the number of distribution points for prepay cards in order to facilitate and encourage their replenishment, appear to have had their intended results. We have higher revenue generating new and existing prepay customers.

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

         Digital and dual-mode (i.e., digital-analog) handsets are substantially more expensive than analog handsets, although the prices for all types of handsets have declined over time. As a result, we expect that the subsidies we provide for handsets will be higher than they would have been had we remained an exclusively analog service provider as we migrate our analog customers to digital service and subscribe new digital customers. The sale of dual-mode handsets to new contract subscribers and the migration of analog contract subscribers to digital service began in 1998, with our introduction of digital service. During the second half of 2000, we began to migrate high-usage prepay customers to digital service and to sell dual-mode handsets to new prepay customers. In May 2001, we decided to no longer purchase any analog-only handsets. Upon the exhaustion of our existing inventory of analog-only handsets, we will only sell digital and dual mode handsets to our customers.

         We believe that digitalization will increase subscriber usage. Our experience has been that the average new digital customer uses his or her cellular telephone more than the average analog customer and that analog customers that migrate to digital service tend to increase their usage upon migration.

         Digital contract subscribers increased from 27,410 at December 31, 1998 to 381,696 at December 31, 2000. At December 31, 2000, only 60,898 contract subscribers were analog customers. We intend to migrate substantially all of these analog contract subscribers to digital service by the end of 2001. At December 31, 2000, we had 137,900 digital prepay subscribers, representing approximately 11% of the total prepay customer base. We expect that the percentage of our prepay customers who use digital service will increase with our new handset purchase and sale policy and our continued migration of prepay customers to digital service. In December 2000, our digital contract and prepaid customers in the aggregate generated approximately 58% of our total cellular revenue.

         We expect to provide commercial PCS services in Regions 1 and 4 in Mexico once long term financing for commercial rollout has been secured. Upon this commercial launch, we expect to provide tri-mode (i.e., digital PCS, digital cellular and analog cellular) handsets to all our new contract customers in all our regions and, over time, to migrate contract customers in our cellular regions to tri-mode phones. Tri-mode handsets are substantially more expensive than dual-mode handsets, although the prices for all types of handsets have declined over time. As a result, we expect that the subsidies we provide for handsets will be higher than they otherwise would be were we to only provide dual-mode handsets in our cellular regions and single-mode digital PCS handsets in our PCS regions.

LOCAL TELEPHONY IN THE 450 MHZ FREQUENCY BAND

         In November 1994, we sought government approval of our technical and economic plans for the commercial launch of fixed local wireless service in the 450 MHz frequency band on a national level. The SCT never approved such plans. In June 1997, however, the SCT and Iusacell Celular reached agreement on a process by which Iusacell Celular could obtain one or more regional concessions to provide such service. The price for such concessions was to be derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands, which concluded in May 1998.

         Based on the results of these auctions, we anticipate that we would be required to pay approximately U.S.$2.25 million for concessions in Regions 4, 5, 6, 7 and 9, where we have a right of first refusal to acquire such concessions. However, the exact price, payment terms and coverage/build-out requirements relating to the concessions, which may be substantial, have not yet been formally defined by the SCT and by the COFETEL. Consequently, we have not yet determined whether to purchase these concessions and/or to proceed with our 450 MHz fixed local wireless project. However, given the obsolescence of our existing 450 MHz network infrastructure and the capabilities of the CDMA technology that we are implementing, we are exploring alternatives for providing local telephony services, including fixed or limited zone wireless local telephony services in the 800 MHz frequency band in Regions 5, 6, 7 and 9 and in the 1.9 GHz PCS frequency band in Regions 1 and 4. We expect to make our decision on the overall strategy regarding the 450 MHz frequency during the summer of 2001.

         In September 1998, we determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a non-cash write down of 100% of the development and pre-operating expenses for the project and 90% of the fixed assets deployed in the project. We also determined that certain of the 450 MHz project assets, representing about 10% of their book value, were redeployable in the mobile wireless network. The write down in 1998 amounted to Ps.1,201.2 million (U.S.$124.9 million), leaving the 450 MHz assets at a fair value amounting to Ps.63.0 million (U.S.$6.5 million). The book value of the 450 MHz project fixed assets as of December 31, 2000 is Ps.33.8 million (U.S.$3.5 million). Given the obsolescence of our existing 450 MHz network infrastructure, we may record a non-cash write down of substantially all of the remaining book value of the 450 MHz project fixed assets by the end of 2001.

         We were party to certain agreements regarding the supply and servicing of infrastructure equipment and handsets for our 450 MHz local wireless service. These agreements terminated in 1997, and there could be substantial costs arising from the termination of these agreements in addition to the non-cash losses described above. See Item 8, "Financial Information-Consolidated Statements and Other Financial Information-Legal Proceedings."

Tower Sales

         In December 1999, we entered into a series of agreements with a Mexican affiliate of American Tower Corporation, which we refer to as MATC Celular. These agreements, among other things, give MATC Celular the right to acquire approximately 350 of our existing non-strategic towers. In February 2001, we closed the sale of approximately 170 of these non-strategic towers to MATC Celular, receiving in excess of U.S.$18 million in net cash proceeds. We expect to sell up to an additional 150 non-strategic towers to MATC Celular during 2001. Iusacell is leasing these towers from MATC Celular and subleasing them to its operating subsidiaries.

         The difference between the sale price and book value of the towers sold is being recorded as a reduction in operating expense. In the first quarter of 2001, we recorded an expense reduction under Mexican GAAP of Ps.208.9 million in connection with our sale of 170 towers to MATC Celular. However, our leasing of the towers from MATC Celular will result in a substantial increase in operating expense in 2001 and in subsequent years as a result of increased rental expense, leading to lower operating margin and EBITDA. Upon completion of the tower sales to MATC Celular, we expect an annual increase in operating expense of more than U.S.$7.0 million.

A.       RESULTS OF OPERATIONS

         The following table presents for the periods indicated the percentage relationships, which certain items bear to revenues:

                                                                        YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------
                                                                 1998             1999             2000
                                                                 ----             ----             ----
              Revenues:
                Cellular service revenues ............           74.6%            82.5%            84.3%
                Other service revenues ...............           12.1              7.1              6.5
                                                                -----            -----            -----
                  Total service revenues .............           86.7             89.6             90.8
                Telephone equipment and other revenues           13.3             10.4              9.2
                                                                -----            -----            -----
                  Total revenues .....................          100.0            100.0            100.0
              Cost of sales:
                Cost of services .....................           27.1             25.5             25.6
                Cost of telephone equipment and other             7.1              6.4              6.2
                                                                -----            -----            -----
                  Total ..............................           34.2             31.9             31.8
              Gross Profit ...........................           65.8             68.1             68.2
              Operating expenses .....................           38.2             34.4             33.7
              Depreciation & amortization ............           28.1             33.9             42.0
              Project 450 non-cash write down ........           34.8                0                0
                                                                -----            -----            -----
              Operating (loss) .......................          (35.3)            (0.2)            (7.5)
              Other (income) loss, net ...............           (4.7)             0.6               --
              Interest financing cost (gain);
                 Interest expense, net ...............            7.9              6.9             17.1
                 Foreign exchange (gain) loss, net ...           29.6             (3.8)             0.3
                 Gain on net monetary position .......          (24.0)           (15.7)            (7.9)
                                                                -----            -----            -----
                  Total ..............................           13.5            (12.6)             9.5
              Equity participation in net income
                 (loss) of associated companies ......            0.9             (1.1)             0.3
              Provision for equipment impairment .....             --               --               --
              Income (loss) from continuing
                 operations before asset tax,
                 employee profit sharing, minority
                 interest and extraordinary item .....          (43.2)            10.7            (17.3)

              Provision for asset tax, income tax and
                 employee profit sharing .............            2.3             12.8              2.7
              Minority interest ......................           (0.2)            (0.4)            (0.3)
              Extraordinary item .....................             --              9.6              0.0
              Loss from discontinued operation .......           (0.7)            (0.0)             0.2
                                                                -----            -----            -----
              Net income (loss) ......................          (46.0)%            7.9%           (19.5)%
                                                                =====            =====            =====

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Revenues

         Total revenues consist of cellular service revenues, revenues from other services and telephone equipment and other revenues. Our cellular service revenues are principally derived from the provision of cellular telephone service in Mexico and also include revenues attributable to in-roaming and long distance service revenue generated by our cellular subscribers. Other service revenues consist of revenues from the provision of telecommunication services in Mexico other than cellular, including long distance service revenue from non-cellular subscribers and revenues from the provision of data transmission, fixed local wireless, satellite transmission and paging services. Other service revenues also include all Bulletin B-10 inflation adjustments on all service revenue line items, whether cellular service revenues or other service revenues. Telephone equipment and other revenues consist primarily of revenues from sales of cellular telephone equipment and accessories, as well as revenues attributable to out-roaming and, beginning in 1999, revenues from the sale of dark fiber optic cable (which, before 1999, had been included in Other income). Revenues attributable to out-roaming are passed through to the applicable host operator.

         The following table presents the source of our revenues for the years ended December 31, 2000 and 1999.

                                                                       YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------------
                                                                   1999                      2000                CHANGE
                                                           --------------------      --------------------        ------
                                                             PS.            %          PS.            %            %
                                                             ---           ---         ---           ---          ---
                                                             (IN MILLIONS OF PESOS, EXCEPT PERCENTAGES)
              Cellular service revenues .............      3,780.8         82.5      4,626.6         84.3         22.4
              Other service revenues ................        324.5          7.1        355.2          6.5          9.5
                                                           -------        -----      -------        -----         ----
                Total service revenues ..............      4,105.3         89.6      4,981.8         90.8         21.4
              Telephone equipment and other revenues         476.1         10.4        506.4          9.2          6.4
                                                           -------        -----      -------        -----         ----
                  Total revenues ....................      4,581.4        100.0      5,488.2        100.0         19.8
                                                           =======        =====      =======        =====         ====


         Cellular Services. The table below presents cellular service revenues by source for the years ended December 31, 2000 and 1999.

                                                                    1999(1)                           2000(1)
                                                           ------------------------          ------------------------
                                                             PS.               %               PS.               %
                                                             ---              ---              ---              ---
              Airtime(2) ........................          1,489.5             39.4          2,367.5             51.2
              Monthly fees ......................          1,532.2             40.5          1,533.0             33.1
              Long distance .....................            450.5             11.9            412.5              8.9
              Value added services(3) ...........            233.6              6.2            240.9              5.2
              In-roaming ........................             73.0              1.9             68.8              1.5
              Activation fees and other .........              2.0              0.1              3.9              0.1
                                                           -------          -------          -------          -------
                  Total cellular services revenue          3,780.8            100.0          4,626.6            100.0
                                                           =======          =======          =======          =======

------------

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

(3) Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for activation surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell's cellular magazines. Does not include charges for related airtime. Customers using value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.


         We had 1,681,219 and 1,322,798 cellular subscribers at December 31, 2000 and 1999, respectively.

         Prepay subscribers increased by 27.6% from 970,509 subscribers, or 73.4% of total subscribers, at December 31, 1999, to 1,238,625, or 73.7% of total subscribers, at December 31, 2000. Incoming calls only prepay customers, the substantial majority of whom generate little or no traffic, grew by 32.8% from 207,115 at December 31, 1999 to 275,001 at December 31, 2000. Digital prepay customers grew by 1,641.7% from 8,400 at December 31, 1999 to 137,900 at December 31, 2000. LDI prepay customers grew by 1453.4% from 28,652 at December 31, 1999 to 416,442 at December 31, 2000. A prepay customer is included as a customer if, at the end of the reporting period, such customer's telephone number remains activated. In May 2000, we returned to our prior policy of maintaining incoming calls only customers for only 185 days and began to turn over incoming calls only prepay customers who had reached the 185-day limit without activating a new prepay card.

         Contract subscribers increased by 25.6% from 352,289 subscribers, or 26.6% of total subscribers, at December 31, 1999, to 442,594 subscribers, or 26.3% of total subscribers, at December 31, 2000. Digital contract customers grew by 73.6% from 219,829 at December 31, 1999 to 381,696 at December 31, 2000.
LDI contract customers grew by 502.7% from 17,776 at December 31, 1999 to 89,364 at December 31, 2000. The December 31, 2000 contract subscriber data includes approximately 12,000 public telephony customers who in the second quarter of 2001 were reclassified, retroactively to January 1, 2000, as contract customers rather than prepay customers.

         Cellular service revenues increased by 22.4% to 4,626.6 million (U.S.$481.0 million) in 2000 from Ps.3,780.8 million (U.S.$393.1 million) in 1999 and represented 84.3% and 82.5% of total revenues in 2000 and 1999, respectively. Revenues increased primarily as a result of subscriber growth, greater usage as a result of the digitalization of the contract subscriber base and traffic growth related to calling party pays (which resulted in a significant increase in incoming calls and contributed to the growth in prepay subscribers). This increase was offset in part by the decline in nominal average monthly cellular revenue per subscriber and long distance cellular revenues described below.

         Monthly fees from contract customers remained flat during 2000, Ps.1,533.0 million (U.S.$159.4 million) as compared to Ps.1,532.2 million (U.S.$159.3 million) in 1999. This was primarily a result of a migration of contract customers from higher to lower monthly fixed charge products, offset by the increase in the contract subscriber base. Airtime revenues increased 58.9% from Ps.1,489.5 million (U.S.$154.9 million) in 1999 to Ps.2,367.5 million (U.S.$ 246.2 million) in 2000, primarily as a result of subscriber growth, traffic growth related to calling party pays and greater usage generated by the digitalization of the contract subscriber base. Long distance cellular revenues decreased 8.4% from Ps.450.5 million (U.S.$46.8 million) in 1999 to Ps.412.5 million (U.S.$42.9 million) in 2000. We believe this decline was due to the increase in the contract and prepay LDI customer base, which replaces per minute long distance charges that are allocated to long distance cellular revenues with higher per minute airtime charges that are not allocated to long distance cellular revenues.

         In the second quarter of 2000, in order to conform to standards applied by other Verizon international affiliates, we changed our methodology in calculating average monthly MOUs and nominal ARPU to (i) include minutes of use from incoming calls to contract customers, and (ii) exclude revenues generated from the sale of handsets and accessories to contract customers. The MOU and ARPU data presented below for 2000 and 1999 have been calculated using this new methodology.

         Average monthly MOUs for all subscribers for 2000 (excluding incoming calls only prepay customers) were 94, an increase of 3.2% as compared to the average monthly MOUs of 91 in 1999. MOUs among contract customers increased 17.7% from 209 MOUs in 1999 to 246 MOUs in 2000. MOUs among prepay customers increased 18.5% to 32 in 2000 from 27 in 1999. This increase in MOUs was driven by the traffic growth related to CPP and by the continuing digitalization of the customer base.

         Nominal average monthly cellular revenue per subscriber for all subscribers (excluding incoming calls only prepay customers) decreased 3.9% from Ps.335 (U.S.$34.83) in 1999 to Ps.322 (U.S.$33.48) in 2000. This blended decline, primarily due to the increase in the percentage of prepay customers (excluding incoming calls only customers), masks a 5.0% increase in contract customer nominal ARPU and a 7.5% increase in prepay customer nominal ARPU.

         Contract subscriber churn increased to an average monthly level of 3.51% in 2000 from 2.96% in 1999. We believe that this increase in churn was related to inadequate credit and collection procedures at the time of activation. We have taken steps to correct this situation.

         Other Services. Other service revenues increased by 9.5% to Ps.355.2 million (U.S.$36.9 million) in 2000 from Ps.324.5 million (U.S.$33.7 million) in 1999 and represented 6.5% and 7.1% of total revenues in 2000 and 1999, respectively. This increase was primarily the result of Bulletin B-10 inflation adjustment effects on all service revenues, which are all included in other service revenues.

         Telephone Equipment and Other. Telephone equipment and other revenues increased by 6.4% from Ps.476.1 million (U.S$49.5 million) in 1999 to Ps.506.4 million (U.S.$52.7 million) in 2000. The 71.1% increase in revenues attributable to out-roaming fees, from Ps.191.3 million (U.S.$19.9 million) in 1999 to Ps.327.3 million (U.S.$34.0 million) in 2000, more than offset (i) the 12.6% decline in handset revenues, from Ps.120.3 million (U.S.$12.5 million) in 1999 to Ps.105.2 million (U.S.$10.9 million) in 2000 and (ii) the absence of revenues from the sale of dark fiber optic cable in 2000, which in 1999 represented Ps.65.8 million (U.S.$6.8 million) in revenues.

Cost of Sales

         Our cost of sales includes cost of services, cost of telephone equipment and other costs. Total cost of sales increased 19.1% to Ps 1,743.4 million (U.S$181.3 million) in 2000 from Ps.1,464.1 million (U.S.$152.2 million) in 1999. As a percentage of total revenues, cost of sales decreased to 31.8% in 2000 from 32.0% in 1999.

         Cost of Services. Cost of services includes taxes and fees on revenues payable to the Mexican government, interconnection costs, technical costs such as maintenance, repair costs, lease expenses, salaries of technical personnel and electricity. Cost of services increased 19.8% to Ps.1,402.4 million (U.S.$145.8 million) in 2000 from Ps.1,170.4 million (U.S.$121.7 million) in 1999. This increase was mainly due to the 22.4% increase in cellular service revenues, which resulted in higher overall (i) taxes and fees payable to the Mexican government and (ii) Telmex interconnection fees. As a percentage of service revenues, cost of services decreased slightly from 28.5% in 1999 to 28.2% in 2000.

         Cost of Telephone Equipment and Other. Cost of telephone equipment and other includes that portion of handset and accessory costs that are not capitalized, handset inventory obsolescence charges and the cost of dark fiber optic cable sold. Cost of telephone equipment and other increased by 16.1% to Ps.341.0 million (U.S.$35.5 million) in 2000 from Ps.293.6 million (U.S.$30.5 million) in 1999 primarily due to the expensed partial subsidization of telephones sold to prepay customers and an increase in handset inventory obsolescence charges. As a percentage of telephone equipment and other revenues, the cost of telephone equipment and other increased to 67.3% in 2000 from 61.7% in 1999. The cost of a cellular handset given to a contract customer is amortized over 18 months, the average length of our cellular contract, instead of being immediately expensed in the period in which the customer received the telephone.

Operating Expenses

         Operating expenses increased 17.1% to Ps.1,842.9 million (U.S.$191.6 million) in 2000 from Ps.1,574.3 million (U.S.$163.7 million) in 1999. As a percentage of total revenues, operating expenses decreased to 33.6% in 2000 from 34.4% in 1999. Sales and advertising expenses increased 34.4% from Ps.1,004.5 million (U.S.$104.4 million) in 1999 to Ps.1,350.1 million (U.S.$140.4 million) in 2000, primarily because of increased commissions to distributors resulting from higher sales and revenue-related increases in advertising. General and administrative expenses decreased by 13.5% from Ps.569.8 million (U.S.$59.2 million) in 1999 to Ps.492.8 million (U.S.$51.2 million) in 2000 mainly due to cost containment programs and higher productivity.

Depreciation and Amortization

         Depreciation and amortization expenses increased by 48.6% to Ps.2,307.4 million (U.S.$239.9 million) in 2000 from Ps.1,552.7 million (U.S.$161.4 million) in 1999. This increase was primarily due to the completion in late 1999 of the deployment of the new Lucent Technologies analog and digital network and the additional investments made in 1999 and 2000 to satisfy the capacity and coverage requirements for continued growth and quality standards. In addition, in the fourth quarter of 1999, we completed the implementation of our new LHS cellular billing system and we capitalized all associated costs. The continued digitalization of the contract subscriber base resulted in greater amortization expenses driven mainly by increased purchases of more expensive digital handsets.

Operating Loss

         We recorded an operating loss of Ps.405.5 million (U.S.$42.2 million) in 2000 as compared to an operating loss of Ps.9.6 million (U.S.$1.0 million) in 1999.

Integral Financing Gain (Loss)

         We recorded an integral financing cost of Ps.525.4 million (U.S.$54.6 million) in 2000 compared to an integral financing gain of Ps.577.0 million (U.S.$60.0 million) in 1999. This change was primarily the result of higher net interest expense due to the issuance by Iusacell in December 1999 of U.S.$350.0 million in 14-1/4% senior notes due in 2006. Net interest expense increased to Ps.941.1 million (U.S.$97.8 million) in 2000 from Ps.317.5 million (U.S.$33.0 million) in 1999. In addition, as a result of the slight peso devaluation in 2000 as compared to the peso appreciation against the U.S. dollar in 1999, we recorded a foreign exchange loss of Ps.16.1 million (U.S.$1.7 million) in 2000 as compared to a foreign exchange gain of Ps.173.3 million (U.S.$18.0 million) in 1999. We also experienced a decrease in gain in monetary position from Ps.721.2 million (U.S.$75.0 million) in 1999 to Ps.431.8 million (U.S.$44.9 million) in 2000 due to the effect on our net peso liability position of a lower period-over-period inflation as measured by changes in the INPC, 12.3% in 1999 as compared to 8.9% in 2000.

Net Income

         As a result of the factors described above, our net loss was Ps.1,075.2 million (U.S.$111.8 million) in 2000 compared to a net income of Ps.363.7 million (U.S.$37.8 million) in 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenues

         The following table presents the source of our revenues for the years ended December 31, 1999 and 1998.

                                                                    YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------
                                                                 1998                    1999             CHANGE
                                                                 ----                    ----             ------
                                                            PS.          %          PS.          %           %
                                                            ---         ---         ---         ---         ---
                                                           (IN MILLIONS OF PESOS, EXCEPT PERCENTAGES)
              Cellular service revenues .............     2,579.2        74.6     3,780.8        82.5        46.6
              Other service revenues ................       418.1        12.1       324.5         7.1       (22.3)
                                                          -------     -------     -------     -------     -------
                Total service revenues ..............     2,997.3        86.7     4,105.3        89.6        37.0
              Telephone equipment and other revenues        459.3        13.3       476.1        10.4         3.7
                                                          -------     -------     -------     -------     -------

                Total revenues ......................     3,456.6       100.0     4,581.4       100.0        32.5
                                                          =======     =======     =======     =======     =======

         Cellular Services. The table below presents cellular service revenues by source for the years ended December 31, 1999 and 1998.

                                                            1998(1)                 1999(1)
                                                      -------------------     -------------------
                                                        PS.          %          PS.          %
                                                        ---         ---         ---         ---
                                                       (IN MILLIONS OF PESOS, EXCEPT PERCENTAGES)
                Airtime(2) ......................       925.2        35.9     1,489.5        39.4
                Monthly fees ....................     1,176.1        45.6     1,532.2        40.5
                Long distance ...................       216.1         8.4       450.5        11.9
                Value-added services(3) .........       184.3         7.1       233.6         6.2
                In-roaming ......................        69.0         2.7        73.0         1.9
                Activation fees and other .......         8.5         0.3         2.0         0.1
                                                      -------     -------     -------     -------
                  Total cellular service revenues     2,579.2       100.0     3,780.8       100.0
                                                      =======     =======     =======     =======

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


         We had 1,322,798 and 755,375 cellular subscribers at December 31, 1999 and 1998, respectively. Prepay subscribers increased by 102.9% from 478,361 subscribers, or 63.3% of total subscribers, at December 31, 1998, to 970,509 subscribers, or 73.4% of total subscribers, at December 31, 1999. This increase was due, in part, to the April 1999 decision to extend the life of our VIVA prepay cards from a maximum of 180 days to a maximum of 365 days and permit incoming calls only customers. At December 31, 1999, we had approximately 207,000 incoming calls only customers. Contract subscribers increased by 27.2% from 277,014 subscribers, or 36.7% of total subscribers, at December 31, 1998, to 352,289 subscribers, or 26.6% of total subscribers, at December 31, 1999.

         Cellular service revenues increased by 46.6% to Ps.3,780.8 million (U.S.$393.1 million) in 1999 from Ps.2,579.2 million (U.S.$268.2 million) in 1998 and represented 82.5% and 74.6% of total revenues in 1999 and 1998, respectively. Revenues increased primarily as a result of subscriber growth, the migration of approximately 99,000 analog contract subscribers to digital service (which resulted in an increase in average usage by migrated customers), calling party pays (which resulted in a significant increase in incoming calls traffic and contributed to the growth in prepay subscribers) and greater usage of long distance services by our cellular subscribers. This increase was offset in part by the decline in average monthly MOUs and nominal average monthly cellular revenue per subscriber described below.

         Monthly fees from contract customers increased 30.3% to Ps.1,532.2 million (U.S.$159.3 million) in 1999 from Ps.1,176.1 million (U.S.$122.3 million) in 1998 because of the increase in contract subscribers. Airtime revenues increased 61.0% to Ps.1,489.5 million (U.S.$154.9 million) in 1999 from Ps.925.2 million (U.S.$96.2 million) in 1998 for the reasons described in the preceding paragraph. Long distance cellular revenues increased 108.5% to Ps.450.5 million (U.S.$46.8 million) in 1999 from Ps.216.1 million (U.S.$22.5 million) in 1998 mainly because of growth in usage across all our regions.

         Using the pre-2000 methodology, the average monthly MOUs for 1999 for all subscribers (excluding incoming calls only prepay customers) was 77, a decrease of 11.5% compared to the monthly average of 87 MOUs in 1998. This decline in MOUs was largely due to the significant increase in the number of our prepay customers, who generate substantially lower average MOUs than contract customers. However, this general decline masks the 8.6% increase in average monthly MOUs among contract subscribers in 1999 compared to 1998.

         Using the pre-2000 methodology, the nominal average monthly cellular revenue per subscriber for all subscribers (excluding incoming calls only prepay customers) declined 4.2% to Ps.346 (U.S.$35.97) in 1999 from Ps.361 (U.S.$37.53)
in 1998. The reasons for this decline are primarily the same as those noted to explain the decline of average monthly MOUs. As with average monthly MOUs, this general decline masks the 16.9% increase in average monthly cellular revenue per subscriber among contract subscribers in 1999 compared to 1998.

         Contract subscriber churn increased to an average monthly level of 2.96% in 1999 from 2.58% in 1998. Billing system implementation problems contributed to a delay in recognizing churn from prior periods, which we chose to recognize in 1999.

         Other Services. Other service revenues decreased by 22.3% to Ps.324.5 million (U.S.$33.7 million) in 1999 from Ps.418.1 million (U.S.$43.5 million) in 1998, and represented 7.1% and 12.1% of total revenues in 1999 and 1998, respectively. This decrease was principally due to the fewer subscribers and consequential lower revenues in our satellite transmission, 450 MHz fixed local wireless and IMTS businesses, and a more than 80% decline in data transmission revenues, offset in part by increased long distance revenues from our mid-sized business and residential non-cellular long distance customers.

         Telephone Equipment and Other. Telephone equipment and other revenues increased 3.7% to Ps.476.1 million (U.S.$49.5 million) in 1999 from Ps.459.3 million (U.S.$47.8 million) in 1998. This increase was primarily due to the Ps.
65.8 million (U.S. $6.8 million) in revenues from the sale of dark fiber optic cable which more than offset a sharp decline in revenues from sales of handsets and accessories. We believe that the large number of existing handsets and accessories available in the market created lower demand for new handsets and accessories, particularly among our prepay customers.

Cost of Sales

         Total cost of sales increased 23.7% to Ps.1,464.1 million (U.S.$152.2 million) in 1999 from Ps.1,183.7 million (U.S.$123.1 million) in 1998. As a percentage of total revenues, cost of sales decreased to 32.0% in 1999 from 34.2% in 1998.

         Cost of Services. Cost of services increased 24.8% to Ps.1,170.4 million (U.S.$121.7 million) in 1999 from Ps.938.0 million (U.S.$97.5 million) in 1998. This increase was mainly due to the 46.6% increase in cellular service revenues, which resulted in higher overall (i) taxes and fees payable to the Mexican government and (ii) Telmex interconnection fees. This increase was offset in part by lower fees than would otherwise have been payable to the Mexican government as a result of a change in the methodology by which Iusacell determines the revenue base upon which it calculates the participation fee of the Mexican government. Beginning in January 1999, Iusacell does not include in that revenue base that portion of cellular service monthly fees attributable to handset acquisition costs. As a percentage of service revenues, cost of services decreased from 31.3% for 1998 to 28.5% for 1999 primarily because of cost improvement actions.

         Cost of Telephone Equipment and Other. Cost of telephone equipment and other increased by 19.5% to Ps.293.6 million (U.S.$30.5 million) in 1999 from Ps.245.8 million (U.S.$25.6 million) in 1998 primarily due to the increase in telephones sold to prepay program gross additions, the prepay handset costs associated with the 2 for 1 promotion for contract customers (in which a new contract customer also receives a free prepay phone) and an increase in handset inventory obsolescence charges. As a percentage of telephone equipment and other revenues, the cost of telephone equipment and other increased to 61.7% in 1999 from 53.5% in 1998.

Operating Expenses

         Operating expenses increased 19.4% to Ps.1,574.3 million (U.S.$163.7 million) in 1999 from Ps.1,319.0 million (U.S.$137.1 million) in 1998. As a percentage of total revenues, operating expenses decreased to 34.4% in 1999 from 38.2% in 1998. Sales and advertising expenses increased by 11.1% from Ps.903.8 million (U.S.$94.0 million) in 1998 to Ps.1,004.5 million (U.S.$104.4 million) in 1999, primarily because of increased commissions resulting from higher sales and revenue-related increases in advertising. General and administrative expenses increased by 37.2% to Ps.569.8 million (U.S.$59.2 million) in 1999 from Ps.415.2 million (U.S.$43.2 million) in 1998, driven primarily by extraordinary expenses related to the Year 2000 project and reserves related to certain litigation with vendors. In accordance with Mexican GAAP, until September 1998, certain pre-operating expenses, primarily related to Project 450, were capitalized rather than expensed as under US GAAP. In September 1998, under Mexican GAAP, Iusacell wrote off all capitalized pre-operating expenses accumulated as of that date as a charge against current operations.

Depreciation and Amortization

         Depreciation and amortization expenses increased by 59.6% to Ps.1,552.7 million (U.S.$161.4 million) in 1999 from Ps.972.9 million (U.S.$101.2 million) in 1998, excluding the Project 450 non-cash write down in 1998 of Ps.1,201.2 million (U.S.$124.9 million). The increase was primarily due as a result of completing the initial phase deployment of the new Lucent Technologies analog and digital network and making additional investments to meet the capacity and coverage requirements for continued growth. Additionally, the digitalization of the contract subscriber base resulted in greater amortization expenses driven mainly by increased purchases of more expensive digital handsets.

Operating Loss

         We recorded an operating loss of Ps.9.6 million (U.S.$1.0 million) in 1999 as compared to an operating loss of Ps.1,220.1 million (U.S.$126.9 million) in 1998. The net loss in 1998 includes the impact of the Ps.1,201.2 million (U.S.$124.9 million) Project 450 non-cash write down.

Integral Financing Gain

         We recorded an integral financing gain of Ps.577.0 million (U.S.$60.0 million) in 1999 compared to an integral financing loss of Ps.466.1 million (U.S.$48.5 million) in 1998. This difference was principally due to a foreign exchange gain of Ps.173.3 million (U.S.$18.0 million) in 1999 as compared to a foreign exchange loss of Ps.1,023.7 million (U.S.$106.4 million) in 1998. The 1999 foreign exchange gain resulted from the appreciation of the peso against the U.S. dollar. Gain on monetary position decreased by 13.2% to Ps.721.2 million (U.S.$75.0 million) in 1999 from Ps.830.9 million (U.S.$86.4 million) in 1998 primarily due to the effect on our net peso liability position of a lower period-over-period inflation as measured by changes in the INPC, 12.3% in 1999 compared to 18.6% in 1998. Net interest expense increased by 16.1% to Ps.317.5 million (U.S.$33.0 million) in 1999 from Ps. $273.4 million (U.S.$28.4 million) in 1998 primarily due to higher outstanding debt.

Net Income

         As a result of the factors described above, our net income was Ps.363.7 million (U.S.$37.8 million) in 1999 as compared to a net loss of Ps.1,587.6 million (U.S.$165.1 million) in 1998. The net loss in 1998 includes the impact of the Ps.1,201.2 million (U.S.$124.9 million) Project 450 non-cash write down.

INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

         Prior to January 1, 1999, we prepared our tax returns on a fully consolidated basis for all but three of our subsidiaries, benefiting from the ability to offset losses incurred by some subsidiaries against the gains of others within the consolidated group. Beginning January 1, 1999, as a result of Mexican income tax law amendments, we must limit our tax consolidation to 60% of all our subsidiaries, except for five entities (Iusatel, S.A. de C.V., Iusatelecomunicaciones, S.A. de C.V., Infotelecom, S.A. de C.V., Iusacell PCS, S.A. de C.V. and Punto-a-Punto Iusacell, S.A. de C.V.) which will not be included in our consolidated tax return (although they are consolidated for financial reporting purposes), because we do not hold at least 51% of the voting shares of such subsidiaries. We filed an injunctive action (amparo) against the new income tax law amendments on the basis that the law is unconstitutional. This injunctive action was rejected on technical grounds and we are not allowed to file another motion on the same grounds. We are evaluating several alternatives to attempt to overturn this limited consolidation regulation.

         In December 2000, the Secretaria de Hacienda y Credito Publico, which we refer to as the Mexican Treasury Department, ruled that Iusacell could prepare consolidated tax returns for itself and the subsidiaries in which it holds a majority of voting shares and thereby apply its net operating loss carryforwards against its and such subsidiaries' profits. In April 2001, the Mexican Treasury Department ruled that Iusacell Celular's net operating loss carryforwards would be transferred to Iusacell, so that Iusacell could apply such net operating loss carryforwards against its and its majority-owned subsidiaries' profits.

         Iusacell and its subsidiaries pay an alternative net asset tax, which is levied on the average value of substantially all assets less certain liabilities. This tax, which is 1.8% of the taxable base, is required to be paid if the amount of the asset tax exceeds the computed income tax liability. We provided for Ps.78.6 million (U.S.$8.2 million), Ps.144.5 million (U.S.$15.0 million) and Ps.55.9 million (U.S.$5.8 million) of net asset taxes for 1998, 1999 and 2000, respectively. These taxes may be applied in subsequent years against income tax payments; to the extent income tax liabilities for such years exceed the net asset tax calculation. Due to net losses, we paid no income taxes in 1998 and 1999 and paid the asset taxes specified above. In 2000, as a result of the new tax consolidation rules, we paid Ps.78.9 million (U.S.$8.2 million) in income taxes as well as the asset tax specified above, eventhough Iusacell recorded a net loss on a fully consolidated basis. See Note 12 to the Consolidated Financial Statements for a discussion of our carryforward tax losses.

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

B.       LIQUIDITY AND CAPITAL RESOURCES

         As a part of the equity recapitalization and restructure of Iusacell completed in August 1999, Iusacell acquired 99.5% of the capital stock of Iusacell Celular on August 10, 1999. Prior to that time, Iusacell had no operations, indebtedness or liabilities and nominal assets. As a result of a second exchange offer launched in the United States by Iusacell for the remaining Iusacell Celular ADSs and completed on February 29, 2000, Iusacell held 99.9% of the capital stock of Iusacell Celular. On March 30, 2001, Iusacell Celular's shareholders approved a 30,000 to 1 reverse stock split, which became effective in May 2001. As a result of such transactions, Iusacell now holds 100% of the capital stock of Iusacell Celular.

GENERAL

         We believe that funds from operating activities, existing export credit agency financing facilities, other vendor financing and the net proceeds from tower monetization transactions will be adequate to meet our debt service and principal amortization requirements, working capital requirements and capital expenditure needs for our existing businesses until late 2002, although we cannot provide any assurance in this regard.

         Our capital expenditure needs and working capital requirements to build-out and operate concessions to provide wireless telephone services in Region 1 and Region 4 over the PCS E-Band will require a significant amount of additional funding in 2001 and beyond. We are seeking to obtain this financing from equipment vendors and other sources. There can be no assurance that we will be able to obtain any such financing.

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

         Total capital expenditures in 1998 were substantial because of the accelerated deployment of the CDMA digital network and amounted to U.S.$248.0 million, excluding U.S.$62.7 million for the acquisition of PCS frequency concessions in Regions 1 and 4, U.S.$66.4 million in Lucent Technologies trade-in credits and U.S.$12.5 million in capitalized interest. 1998 capital expenditure data do not consider the effect of inflation. The 1998 capital expenditure amounts were derived using historical pesos translated at the exchange rate in effect at the end of the corresponding year.

         Total capital expenditures in 1999 were U.S.$144.5 million, not including Lucent Technologies trade-in credits in the amount of U.S.$19.2 million and capitalized interest in the amount of U.S.$17.1 million.

         Total capital expenditures in 2000 were U.S.$217.4 million. Approximately U.S.$175.0 million of this amount was used for the development of the wireless network. The balance of U.S.$50.2 million was primarily:

                  - invested in developing long distance, paging and other networks,

                  -        used to develop mobile internet services,

                  - used to fund non-network infrastructure, such as the further development and deployment of the new wireless billing system, the expansion of prepay platform capacity and implementation of prepay roaming, and the upgrade of other management information systems, and

                  - used to construct new and remodel existing customer sales and service centers.

         We expect capital expenditures for 2001, 2002 and 2003 to total approximately U.S.$800.0 million, not including amounts in respect of capitalized interest or to deploy PCS service in Region 1 and 4. We expect to invest up to U.S.$229.0 million during 2001.

         We expect capital expenditures to build out our PCS networks and deploy non-network infrastructure in Regions 1 and 4 will be approximately U.S.$113.0 million in 2001, 2002 and 2003, including approximately U.S.$71.0 million in 2001.

         If we are successful in acquiring additional cellular concessions in Mexico, we may be required to increase our capital expenditure budget. We would expect to finance these capital expenditures through a combination of debt and vendor financing, equity capital and operating cash flow.

LIQUIDITY

         General. Except for payment of principal and interest on its U.S.$350.0 million 14-1/4% senior notes due 2006 issued in December 1999, Iusacell does not currently have significant liquidity requirements. Iusacell also guarantees the payment (i) by its subsidiary, Iusacell Infraestructura, S.A. de C.V., of U.S.$15.5 million in principal amount of purchase money loans made by BNP Paribas outstanding at December 31, 2000 for the purchase of NERA microwave transmission equipment, and (ii) by its subsidiary, Iusacell Infraestructura de Mexico, S.A. de C.V., of U.S.$2.6 million in principal amount of purchase money loans outstanding at December 31, 2000 made by Harris S.A. de C.V. for the purchase of Harris microwave transmission equipment. These subsidiaries obtain the funds to pay the interest and principal on such purchase money indebtedness through rental payments made by Iusacell Celular and its subsidiaries for such microwave transmission equipment.

         Iusacell Celular's debt agreements severely restrict the ability of Iusacell Celular and its subsidiaries from paying cash dividends or otherwise making cash available to Iusacell, except, under some circumstances, for scheduled interest and principal payments in respect of Iusacell's Senior Notes due 2006. While such restrictions exist, we expect to meet Iusacell's other liquidity requirements with funds provided by future equity and debt offerings, and capital contributions from our principal shareholders. Our principal shareholders are under no obligation to make capital contributions to us.

         Total Iusacell debt, including trade notes payable, was Ps.7,670.2 million (U.S.$797.5 million) at December 31, 2000. At December 31, 2000, Iusacell's average cost of outstanding debt was approximately 11.9%, with a remaining average maturity of approximately 3.8 years. At December 31, 2000, Iusacell's debt to total capital ratio was 54.8%.

         Iusacell Celular's liquidity has been provided by cash from operations, short and long-term borrowings, vendor financing and capital contributions. Total Iusacell Celular debt, including trade notes payable, was Ps.4,133.2 million (U.S.$429.7 million) outstanding at December 31, 2000, 17.6% lower than the Ps.5,014.8 million (U.S.$521.4 million) outstanding at December 31, 1999. At December 31, 2000, Iusacell Celular's average cost of outstanding debt was approximately 9.6%, with a remaining average maturity of approximately 1.9 years. At December 31, 2000, Iusacell Celular's debt to total capital ratio was 36.2% as compared to 46.8% at December 31, 1999 and 55.5% at December 31, 1998.

         As a result of the refinancing of the Senior Credit Facility and the Eximbank Financing described below, Iusacell and Iusacell Celular's debt has a remaining average maturity as of March 31, 2001 of 4.6 and 3.8 years, respectively. All of Iusacell and Iusacell Celular's debt outstanding at December 31, 2000 was U.S. dollar-denominated and only partly hedged against foreign exchange risk. See " -- Hedging" and "Item 11 Quantitative and Qualitative Disclosures About Market Risk."

         Senior Notes due 2006. In December 1999, Iusacell issued U.S.$350.0 million of 14-1/4% senior notes due 2006 under an indenture dated as of December 16, 1999 among Iusacell, Verizon and the Bank of New York, as trustee, which we refer to as the "Iusacell Indenture". U.S.$133.6 million of the proceeds from the offering were deposited in a security account for purposes of payment of the first six semiannual installments of interest thereon. In June 2000, substantially all of these senior notes were exchanged for identical 14-1/4% senior notes due in 2006, which are also governed by the Iusacell Indenture, pursuant to an offering registered with the SEC. The Iusacell Indenture restricts the ability of Iusacell and its subsidiaries to incur indebtedness. Under certain circumstances involving a change of control of Iusacell or Iusacell Celular, Verizon, jointly and severally with Iusacell, will be required to make an offer to repurchase the senior notes due 2006.

         BNP Paribas Facilities. In July 2000, Iusacell Infraestructura, S.A. de C.V., a subsidiary of Iusacell entered into financing agreements for the purpose of purchasing NERA microwave equipment consisting of:

                  - seven-year senior amortizing term facility in the principal amount up to U.S.$30.5 million, guaranteed by the Export Import Bank of Norway (the "GIEK-Guaranteed Facility").

                  - four-year senior loan in the principal amount up to U.S.$5.4 million (the "Non GIEK-Guaranteed Loan").

         The GIEK-Guaranteed Facility bears interest at six-month LIBOR plus 0.6%. The Non-GIEK Guaranteed Loan bears interest at six-month LIBOR plus 2.0%. Iusacell guarantees the obligations of its subsidiary under both facilities.

         As of December 31, 2000, Iusacell had drawn down U.S.$13.2 million in principal amount under the GIEK-Guaranteed Facility and U.S.$2.3 million in principal amount under the Non-GIEK-Guaranteed Loan, all of which was outstanding on that date.

         Harris Facility. In August 2000, Iusacell Infraestructura de Mexico, S.A. de C.V., a subsidiary of Iusacell, entered into a purchase framework agreement for the purpose of purchasing Harris microwave equipment. The Vendor financing consisted of a five-year senior amortizing term facility in the principal amount of up to US$6.9 million, with interest accruing at a rate of six-month LIBOR plus 1.25%. Iusacell guarantees the obligations of its subsidiary under this facility. As of December 31, 2000, Iusacell had drawn down U.S.$2.6 million in principal amount under the Harris Facility, all of which was outstanding on that date.

         Iusacell Celular 10% Senior Notes. In July 1997, Iusacell Celular issued U.S.$150.0 million of 10% senior notes due 2004 under an indenture dated as of July 25, 1997 among Iusacell Celular, the subsidiaries of Iusacell Celular guaranteeing such notes and First Union National Bank, as trustee, which we refer to as the "Iusacell Celular Indenture". Substantially all of the senior notes were exchanged in January 1998 for identical 10% series B senior notes due 2004 which are also governed by the Iusacell Celular Indenture, pursuant to an offering registered with the SEC.

         The Iusacell Celular Indenture limits the ability of Iusacell Celular to make dividend payments to Iusacell. In addition, it restricts the ability of Iusacell Celular and its principal subsidiaries to incur indebtedness.

         In connection with the Eximbank Facilities described below, Iusacell Celular was required, under the terms of the Iusacell Celular Indenture, to equally and ratably secure the holders of the Iusacell Celular's notes by a second priority pledge of the cellular concessions, certain equipment and supplies.

         The Senior Credit Facility. In July 1997, Iusacell Celular entered into a senior credit facility, which consisted of:

                  - a five-year senior secured amortizing term facility in the principal amount of U.S.$125.0 million, all of which was drawn down in July 1997, and

                  - a five-year senior secured revolving credit facility in an aggregate principal amount of U.S.$100.0 million, all of which was drawn down by July 1998.

         Iusacell Celular's obligations under the Senior Credit Facility were unconditionally guaranteed, jointly and severally, by the principal operating and cellular concession-holding subsidiaries of Iusacell Celular and were secured by the pledge of substantially all capital stock and equity interests held by Iusacell Celular and by a second priority lien on all Lucent Technologies analog and CDMA digital cellular network equipment acquired for Regions 6, 7 and 9 under the Eximbank Facilities described below and a first priority lien on all other assets (including, without limitation, the cellular concessions) of Iusacell Celular and its cellular concession-holding subsidiaries.

         Loans outstanding under the Senior Credit Facility bore interest at a rate per annum equal to one-, two-, three- or six-month LIBOR, at Iusacell Celular's option, plus a spread of 1.75%. In connection with certain covenant waivers and modifications approved in November 2000, the spread over LIBOR increased from 1.75% to 2.25%, effective July 25, 2000.

         At December 31, 2000, Iusacell Celular had U.S.$189.8 million in principal amount outstanding under the Senior Credit Facility. The unamortized principal balance of the Senior Credit Facility was refinanced in March 2001 through the Senior Refinancing Secured Loan described below.

         The Eximbank Facilities. On July 15, 1999, Iusacell Celular consummated a financing, which consisted of:

                  - a five-year senior secured amortizing term facility provided by UBS AG in the principal amount of approximately U.S.$72.5 million, which was guaranteed by the Export-Import Bank of the United States, and

                  - a two-year senior secured amortizing term facility provided by UBS AG and Commerzbank AG in the principal amount of approximately U.S.$25.7 million, which was not guaranteed by the Export-Import Bank of the United States.

         Iusacell Celular's obligations under the Eximbank Facilities were unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding subsidiaries of Iusacell Celular and were secured by a first lien on certain Lucent Technologies analog and CDMA digital cellular network equipment acquired for Regions 6, 7 and 9, a second lien on any and all other Lucent Technologies analog and CDMA digital cellular network equipment acquired under Iusacell Celular's contract with Lucent Technologies, including such equipment in Region 5, and a second lien on Iusacell Celular's four cellular concessions and substantially all other assets used in connection with or related to such concessions.

         Loans outstanding under the Eximbank Facilities bore interest at a rate equal to 0.20% per annum above six-month LIBOR, in the case of the facility guaranteed by the Export-Import Bank of the United States, and 1.75% per annum above six-month LIBOR, in the case of the non-guaranteed commercial facility.

         At December 31, 2000, Iusacell Celular had U.S.$75.8 million in principal amount outstanding under the Eximbank Facilities. The remaining principal balance of the Eximbank Facilities was refinanced in March 2001 through the Senior Refinancing Secured Loan described below.

         Senior Refinancing Secured Loan. On March 29, 2001, Iusacell Celular completed the refinancing of its Senior Credit Facility and the Eximbank Facilities by entering into an Amended and Restated Senior Secured Credit Loan Agreement, which we refer to as the Senior Refinancing Secured Loan, which consists of:

                  - the Tranche A Loan for an aggregate principal amount of U.S.$189.8 million for the purpose of refinancing existing indebtedness under the Senior Credit Facility and under a certain bridge loan used to pay the January 2001 principal amortization payments under the Senior Credit Facility; and

                  - the Tranche B Loan for an aggregate principal amount of U.S.$75.8 million for the purpose of refinancing existing indebtedness under the Eximbank Facilities and under a certain bridge loan used to pay the February 2001 a principal amortization payment under the Eximbank Facilities.

         The Senior Refinancing Secured Loan bears interest at a rate per annum equal to one-, two-, three- or six-month LIBOR (at Iusacell Celular's option) plus a spread ranging from, depending on Iusacell Celular's leverage ratio, 1.75% to 2.25%. Iusacell Celular's obligations under the Senior Refinancing Secured Loan are unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding subsidiaries of Iusacell Celular and are secured by the pledge of substantially all capital stock and equity interests held by Iusacell Celular and by substantially all assets used in connection with or related to such concessions.

         As a result of this refinancing, the principal payments under the Senior Credit Facility and Eximbank Facilities were postponed from 2001, 2002 and 2003 to 2004 and beyond.

         Handset financing. In January 1999, Iusacell Celular obtained a handset financing facility from UBS AG, which consists of a 360-day senior unsecured credit facility in the principal amount of U.S.$10.0 million to be used solely to acquire cellular handsets, which we refer to as the "UBS Handset Facility". Loans outstanding under this facility bear interest at an annual rate equal to 1.50% above LIBOR for the related interest period, which can have a duration of 30, 60, 90, 180 or 360 days, with respect to each disbursement. Iusacell Celular drew down the entire U.S.$10.0 million available under this facility in April 1999 for a 360-day term at a fixed interest rate of 6.8%. In December 1999, UBS AG assigned its interest in the UBS Handset Facility to Banque Nationale de Paris. This facility was paid in April 2000.

         In September 1999, Iusacell Celular obtained a handset financing facility from Banco Bilbao Vizcaya which consisted of an eighteen-month senior unsecured credit facility in the principal amount of U.S.$4.0 million to be used solely to acquire cellular handsets. Loans outstanding under this facility bear interest at an annual rate equal to 2.50% above 180-day LIBOR. Iusacell Celular drew down the entire U.S.$4.0 million available under this facility in September 1999. Amortizations occur in equal installments every six months. The principal amount outstanding as of December 31, 2000 was U.S.$1.3 million.

         In December 1999, Iusacell Celular entered into a second eighteen-month senior unsecured credit facility with Banco Bilbao Vizcaya in the principal amount of U.S.$4.0 million to be used solely to purchase cellular handsets. As with the September 1999 facility, loans outstanding under this facility bear interest at an annual rate equal to 2.50% above 180-day LIBOR and are amortized in equal installments every six months. Iusacell Celular drew down U.S.$3.5 million under this facility on December 8, 1999. The outstanding principal amount as of December 31, 2000 was U.S.$1.2 million.

         In December 2000, Iusacell Celular obtained a credit facility from Banco Santander Mexicano in the principal amount of U.S.$12 million to be used solely to acquire cellular handsets. Loans outstanding under this facility bear interest at an annual rate of 30-day LIBOR plus 1.85%. Iusacell Celular drew down the entire U.S.$12 million during December 2000. This facility was repaid on February 8, 2001.

         In February 2001, Iusacell Celular obtained a one-year unsecured term credit facility from Banco Santander Mexicano in the principal amount of U.S.$12 million to be used solely to acquire cellular handsets. Loans outstanding under this facility bear interest at an annual rate of 6.9938%. Interest is paid quarterly and the principal is payable on February 19, 2002.

         As of December 31, 2000, U.S.$14.5 million were outstanding under the three remaining handset facilities. These loans are classified as trade notes payable under Mexican GAAP.

         In November 1999, in connection with a program to migrate our analog contract customers to digital service, Iusacell Celular agreed to guarantee up to U.S.$6.6 million in future loans to be made by Banco Bilbao Vizcaya to our customers for the purchase of digital handsets. Less than U.S.$1.0 million in such loans have been extended to our customers during the life of this program.

         Vendor financing. Iusacell and Iusacell Celular, from time to time, incur vendor financing indebtedness in order to finance purchases of equipment, hardware and software. As of December 31, 2000, Iusacell had

U.S.$2.6 million of such vendor financing outstanding. Vendor financing is classified as trade notes payable under Mexican GAAP.

         Amortization Schedule. Iusacell's ability to service and repay its 14-1/4% Senior Notes due 2006, the BNP Paribas Facilities and the Harris Facility and Iusacell Celular's ability to service and repay its 10% Senior Notes due 2004, the Senior Refinancing Secured Loan, the Handset financings and the Vendor financing will depend on future economic and competitive conditions and on financial, business and other factors, many of which are beyond Iusacell or Iusacell Celular's control.

         The following table presents Iusacell's amortization requirements with respect to its total indebtedness, including trade notes payable, as of December 31, 2000.

                                                                   MILLIONS OF NOMINAL
                 YEAR                                                 U.S. DOLLARS
                                                                      ------------
                 2001..........................................            146.0
                 2002..........................................            114.5
                 2003..........................................             19.1
                 2004..........................................            161.3
                 2005..........................................              3.4
                 2006..........................................            352.6
                 2007..........................................              1.3
                                                                           -----
                 TOTAL                                                     798.2

         On March 29, 2001, Iusacell Celular completed the refinancing of the Senior Credit Facility and the Eximbank Facilities through the Senior Refinancing Secured Loan for a total amount of U.S.$265.6 million. The following table presents Iusacell's amortization requirements with respect to its total indebtedness, including trade notes payable, as of March 31, 2001:

                                                                  MILLIONS OF NOMINAL
                 YEAR                                                 U.S. DOLLARS
                                                                      ------------
                 2001.........................................               1.2
                 2002.........................................              13.9
                 2003.........................................               4.6
                 2004.........................................             253.7
                 2005.........................................             136.4
                 2006.........................................             385.8
                 2007.........................................               1.3
                                                                           -----
                 TOTAL                                                     796.9

         Hedging. On December 30, 1999, Iusacell Celular entered into a foreign exchange hedge using forward rate contracts to hedge its exchange rate exposure for U.S.$77.0 million, representing approximately 50% of the principal and interest payments on its indebtedness coming due over the period April 2000 to April 2001. On November 22, 2000, Iusacell Celular entered into another foreign exchange hedge for U.S.$15.0 million. As of December 31, 2000, Iusacell Celular maintained forward-rate contracts for U.S.$48.0 million covering approximately 50% of the principal and interest payments due over the period from January 2001 to January 2002. If the peso-U.S. dollar exchange rate remains at the December 31, 2000 level through January 2002, then the estimated cost of the outstanding portion of the hedging program for Iusacell Celular would be approximately U.S.$4.8 million. Iusacell Celular is currently considering additional hedging alternatives.

         Loan Covenant Waivers and Modifications. In October 1999, Iusacell Celular exceeded the capital expenditure limitation for 1999 under the Senior Credit Facility and the Eximbank Facilities. Iusacell Celular also had not registered the mortgage securing the Senior Credit Facility with respect to a single parcel of real property in Leon (in Region 6) with an estimated market value of Ps.15.9 million (approximately U.S.$1.7 million) because it believed the amount of the mortgage registration fee to be excessive and unreasonable compared to the value of the property. These defaults under the Senior Credit Facility and the Eximbank Facilities triggered cross-defaults among these facilities and in the UBS Handset Facility.

         On December 1999, Iusacell Celular obtained waivers of these defaults and a modification of the restrictive covenant under the Senior Credit Facility and each of the Eximbank Facilities to enable it to make capital expenditures in excess of the maximum amount permitted for 1999 and to increase the maximum amount of capital expenditures permitted for 2000. These waivers and modifications, for which Iusacell paid a customary fee, allowed us to make our planned capital expenditures for 1999 and would have allowed us to make our then planned capital expenditures for 2000.

         On November 30, 2000, Iusacell Celular obtained an additional waiver and consent from its lenders under the Senior Credit Facility and the Eximbank Facilities. This waiver and consent allowed Iusacell Celular:

                  -        to sell its towers and lease them back,

                  - the flexibility to make additional capital expenditures and/or incur indebtedness in connection with the leaseback of its towers, provided additional capital contributions were made by Iusacell to Iusacell Celular,

                  - to incur in certain unsecured indebtedness for the purchase of handsets,

                  -        additional capacity for surety bonds,

                  - to sell its satellite transmission business without having to apply a certain percentage of the proceeds from such sale to prepay indebtedness, and

                  -        to sell certain mortgaged property.

         In exchange for this waiver and consent, Iusacell Celular agreed to a 50 basis points increase in the interest rate of the Senior Credit Facility from and after July 25, 2000 and a customary fee for the lenders under the Eximbank Facilities.

         Recent equity offerings. On August 10, 1999, we completed a comprehensive equity recapitalization and restructuring. As part of this transaction, we issued 23,596,783 new series V shares at a price of U.S.$1.05 per share and 18,405,490 new series V shares at a price of U.S.$0.70 per share. After commissions and expenses, we received net proceeds of approximately U.S.$33.7 million, which were used primarily for the acquisition of cellular network infrastructure equipment. In April and May 2000, we sold 10,529,700 American Depositary Shares for U.S.$15.125 per ADS. After commissions and expenses, we received net proceeds of approximately U.S.$153.0 million, which were used primarily to fund investments in our cellular network as well as the first phase of our PCS network deployment in Regions 1 and 4. See Item 4A, "Information on the Company -- History and Development of the Company."

         Tower Monetization. In December 1999, Iusacell Celular entered into a series of agreements with MATC Celular. These agreements, among other things, gave MATC Celular the right to acquire approximately 350 existing Iusacell Celular non-strategic towers. In February 2001, we sold approximately 170 of those non-strategic towers to MATC Celular, receiving more than US$18 million in net cash proceeds. We expect to sell up to 150 additional non-strategic towers to MATC Celular during 2001. Iusacell is leasing the sold towers from MATC Celular and subleasing them to its operating subsidiaries.

DIVIDEND POLICY

         Since becoming a public company in 1994, we have not paid dividends and we currently have no plans to initiate dividend payments. In addition, the Iusacell Indenture, the Iusacell Celular Indenture and the Senior Refinancing Secured Loan limit both Iusacell's and Iusacell Celular's ability to pay dividends.

U.S. GAAP RECONCILIATION

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell are the adjustment for the effects of inflation, minority interests, deferred income taxes, employee profit sharing, capitalized pre-operating costs for Iusacell's 450 MHz local wireless project, provisions for consolidation of facilities and accounting for non-monetary exchanges and interest rate collars. See Note 21 to the Consolidated Financial Statements for a reconciliation to U.S. GAAP of stockholders' equity and net profit (loss) for the respective periods presented.

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

Deferred Income Taxes and Employee Profit Sharing

         Until 1999, under Mexican GAAP, deferred income taxes were provided for identifiable, non-recurring timing differences at rates in effect at the time such differences originate. Benefits from loss carryforwards were not allowed to be recognized before the period in which the carryforward is utilized. As of January 1, 2000, Iusacell recognized future tax consequences based on the difference between financial statement and tax basis of all assets and liabilities.

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

         As of December 31, 2000, Iusacell had recorded for U.S. GAAP purposes a gross deferred tax asset of Ps.989.8 million (U.S.$102.9 million), reflecting the benefit of tax loss carryforwards which expire in varying amounts between 2005 and 2010. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, our management believes it is more likely than not that all of the net deferred tax asset at December 31, 2000 will be realized based on the following:

                  - The net deferred tax asset amounting to Ps.188.6 million (U.S.$19.6 million) represents less than the tax loss carryforwards (which are subject to indexation) of 2000, which have expiration periods of 10 years, and

                  - although Iusacell generated consolidated operating losses in seven of the eight years prior to 2001, it believes that it is more likely than not that the net deferred tax asset will be realized based on Iusacell's latest estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded as of December 31, 2000.

         Iusacell's estimate of future taxable income is based primarily on and supported by:

                  - the significant improvement in operating performance from February 1997 through December 2000, as evidenced by the success of the implementation of the Verizon wireless business model. This model has produced strong subscriber annual compound growth of 61% for the period 1997 through 2000, improved revenues, mainly driven by subscriber growth and the implementation of calling party pays, and lower network and operating costs, resulting in an operating profit during the first two quarters of 2000 and during the first three quarters of 1999 (and, excluding the Project 450 write-down, in 1998), as compared to an operating loss during 1997,

                  - the expected importation of Vodafone's strong experience and success in the prepay market,

                  - the calling party pays interconnection revenues generated from incoming calls that have a significant taxable operating margin,

                  - the change in the income tax law to increase the useful lives for network equipment from 3.3 years to
                           12.5 years, that will represent an important decrease in depreciation expense for income tax purposes, and

                  - the effects of additional cost-cutting measures being contemplated in 2001.

         The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are lower than currently expected.

         As of December 31, 2000, we had a valuation allowance of Ps.453.9 million to reduce our deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carryforwards and tax credits. The net change in the total valuation allowance for the year ended December 31, 2000 was principally due to the addition of new tax loss carryforwards during such year.

         Employee profit sharing expense, which is based on the taxable income of each corporate entity after statutory adjustments, is included in the income tax provision under Mexican GAAP. Under U.S. GAAP, the provision for employee profit sharing is charged to operations.

Pre-Operating Costs

         Under Mexican GAAP, Iusacell capitalized certain pre-operating costs primarily related to Iusacell's 450 MHz local wireless project and the development of the PCS network. Under U.S. GAAP, pre-operating costs are expensed as incurred. During 1998, we recorded a non-cash write down related to our investment in the 450 MHz project for Mexican GAAP purposes and, consequently, wrote off all pre-operating costs as of that date.

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

Gain from the Exchange of Non-monetary Assets

         In December 1998, Iusacell entered into a fiber optic cable swap agreement with Bestel, S.A. de C.V. to exchange certain long-distance fiber optic cables for a contract amount of Ps.234.4 million (U.S.$24.4 million). Under Mexican GAAP, Iusacell recorded the transaction as both an acquisition and sale of fixed assets based on the contract amount, resulting in a gain on the sale of Ps.204.1 million (U.S.$21.2 million). Under U.S. GAAP, because the assets exchanged are similar productive assets and, on a net basis, no cash was exchanged, the transaction does not result in the recognition of earnings. Consequently, under U.S. GAAP, the acquisition and sale would not have been recorded.

Interest Rate Collar

         Under Mexican GAAP, the interest rate collar agreements are recorded on a cash basis. Under U.S. GAAP, the differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense at the balance sheet date. Additionally, the related amount payable or receivable from counter parties is included in other accrued expenses at the balance sheet date.

Provision for impairment of analog equipment

         As described in Note 4 b) to the Consolidated Financial Statements, under Mexican GAAP, an impairment charge against income from operations was recorded during the year ended December 31, 1997 to reflect a write down of the carrying value of the then-existing analog communications network equipment. Under U.S. GAAP, we evaluated the analog equipment for impairment using the criteria of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and our eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. The impairment loss is recorded as a component of income from operations.

Extraordinary Item

         Under Mexican GAAP, the utilization of our tax loss carryforwards is classified as an extraordinary item and presented as a separate line item in our consolidated income statement. Under U.S. GAAP, the utilization of the tax loss carryforward is recorded as a component of the taxation expense.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Iusacell does not undertake research and development activities.

D.       TREND INFORMATION

         In addition to the events and developments identified elsewhere in this
Item 5 "Operating and Financial Review and Prospects", our financial condition and results of operations could also be materially affected by the following events and developments:

NEW COMPETITION

         As a direct result of the spectrum auctions organized by the COFETEL, which concluded in May 1998, we are now facing additional mobile wireless competition operating in the 1.9 GHz (PCS) spectrum in our cellular territories and additional local telephony competition operating in the 3.4-3.7 GHz (Wireless Local Loop) spectrum. The experience of other countries suggests that, although overall demand for wireless telephony services will increase, prices will experience downward pressure, especially at the time of market entry by the new competitors. To date, although new competition has not caused us to decrease prices, we did not increase prices for two years (from March 1999 until mid-April 2001).

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

         In mid-April 2001, after not having raised our prices for more than two years, we increased our regular monthly fees of our contract plans by approximately 4.5% on a weighted average basis and our monthly fees for one single rate service of our contract plans by approximately 15% on a weighted average basis. We also increased our airtime charges of one of our contract plans by 4.8%. These price increases have remained effective despite the fact that the competition has not followed us. Our revenues will be adversely affected to the extent that price increases cannot keep pace with inflation.

REGULATORY DEVELOPMENTS

         The Mexican authorities resolved several critical regulatory issues over the last several years and will likely continue to resolve additional important regulatory issues during 2001 which may have a material effect on Iusacell's financial condition and results of operations.

         Local Interconnection. On November 27, 1998, the COFETEL issued a resolution which established the per minute interconnection rate for telephone calls made from wireless customers to wireline customers at Ps.0.2573 per full minute payable on a per second basis, which will be indexed on a monthly basis for inflation as of October 1, 1998. In accordance with a September 1997 agreement with Telmex, this tariff was applied retroactively to June 1, 1997. We had been paying an interconnection fee of Ps.0.31 per minute or fraction of a minute. As a result of the retroactive application of this interconnection tariff, we received a benefit of Ps.34.9 million (U.S.$3.6 million) in 1998.

         COFETEL declined to provide for any amount of reciprocity in the interconnection fee payable by Telmex to wireless operators for interconnection services that Iusacell and other wireless operators provide Telmex for calls made by wireline customers to mobile wireless customers. As a result, we booked a net Ps.35.5 million (U.S.$3.7 million) revenue reduction for the fourth quarter of 1998 and, in early January 1999, filed for an administrative reconsideration of the local interconnection ruling seeking, among other things, full interconnection reciprocity for calls made by wireless customers to wireless customers outside the CPP modality. COFETEL never reconsidered the ruling, which has now been superseded.

         In March 2001, we negotiated a rate reduction with Telmex, retroactive to January 1, 2001, that decreases the interconnection rate per minute for telephone calls made from wireless customers to wireline customers from Ps.0.31 per full minute, payable on a second basis, to the peso equivalent of U.S.$0.125 per full minute, payable on a second basis. We expect this rate reduction to benefit Iusacell by more than Ps.150.0 million in 2001.

         Calling Party Pays. On November 27, 1998, the COFETEL ruled that the calling party pays modality would be implemented by May 1, 1999 as an option for the wireless customer. CPP is a cellular telephony payment scheme similar to the existing wireline payment scheme, where the wireline or fixed wireless party that places a call to a cellular telephone, and not the cellular subscriber receiving the call, will be billed for interconnection access, and the recipient will not be billed for the airtime charges corresponding to that call. The COFETEL established the CPP interconnection tariff at Ps.1.80 per minute or fraction of a minute, which was to be indexed on a monthly basis for inflation as of October 1, 1998, for calls from Telmex wireline customers to mobile wireless customers. CPP would only apply to local calls and the mobile party pays modality would continue to apply to incoming long distance and incoming calls to a roamer.

         In April 1999, after legal action by Telmex to attempt to suspend the scheduled implementation of CPP, Telmex and the Cellular A-Band carriers completed negotiating a new mobile wireless -- Telmex local wireline interconnection agreement with the approval of the COFETEL. The calling party pays modality was implemented on May 1, 1999. All mobile wireless customers were automatically converted to CPP, with the right to revert to the mobile party pays modality. The interconnection rate was frozen for six months at Ps.1.90 per minute or fraction of a minute. Had the indexing established by the November 27, 1998 COFETEL resolution been applied, the rate for May 1999 would have been Ps.1.97 per minute or fraction of a minute. The price which Telmex may charge its customers was frozen for six months at Ps.2.50 per minute or fraction of a minute, plus Telmex's applicable per call local charge. This CPP interconnection tariff and the Telmex surcharge have been extended through June 2001 at the same rates. Had the indexing established by the November 27, 1998 COFETEL resolution been applied, the rate for November 1999, May 2000 and November 2000 would have been Ps.2.05, Ps.2.17 and Ps.2.23, respectively, per minute or fraction of a minute. Iusacell cannot predict whether the COFETEL intends to extend the same tariff and surcharge at the same rates for another defined period of time, apply indexing as required by the November 27, 1998 resolution or apply lesser tariff and/or surcharge increases.

         Telmex greeted the May 1, 1999 implementation of CPP with an advertising campaign critical of the high costs to wireline customers, whom they urged to block CPP calls. But after a moderate decline in traffic during the first two weeks of May 1999, we began to experience a gradual increase in traffic over the last two weeks of May 1999, slightly exceeding pre-CPP traffic levels by the end of the month. Since then, we have continued to experience traffic growth. In particular, since the initiation of CPP we have experienced an increase in the percentage of total calls that were incoming calls from 39% to 60%. In early 2000, Telmex reversed its opposition to CPP, publicly announcing support for it.

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

         In March 2001, we negotiated a rate reduction with Telmex, retroactive to January 1, 2001, that decreases the per minute interconnection rate for terminating long distance telephone calls made by our long distance customers in Telmex's local wireline network to the peso equivalent of U.S.$0.125 for a full minute. We expect this rate reduction to benefit Iusacell by more than Ps.35.0 million in 2001.

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

         On January 1, 2001, Telmex, Avantel and Alestra announced a preliminary agreement with respect of how much, through what means and over how much time Avantel and Alestra will pay for the special projects implemented by Telmex prior to January 1997 in order to permit competition in long distance telephony, including the numbering and signaling plans and expenditures to facilitate interconnection. Avantel, Alestra and Telmex agreed that the total amount reimbursable to Telmex for such special projects by all long distance carriers was U.S.$777.0 million, including interest payable from December 1997 until October 1999. In March 2001, Iusatel negotiated a similar agreement with Telmex, in which Iusatel agreed to pay for its portion of such special projects in two parts: (i) a fixed payment of approximately U.S.$13.6 million, payable in twelve equal monthly installments beginning in April 2001, and (ii) a U.S.$0.0053 per full minute, usage-based surcharge to the local wireline interconnection rate from January 1, 2001 through December 31, 2004 for long distance calls terminated in Telmex's local wireline network. Since these special projects payments relate to capital investments made by Telmex, we are recording them as a deferred asset and consequently we are amortizing them.

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

         Although we met COFETEL's quality standards in 2000, we nevertheless determined voluntarily to compensate our subscribers in Region 9 in light of perceived quality problems during 1999 due to network digitalization and rapid traffic growth. Our subscribers who were subscribers as of December 31, 1999 received:

                  - if a contract subscriber, 20% more included minutes in their contract package in April and May 2000,

                  -        or if a prepay customer, 5 free minutes.

The financial impact of this voluntary compensation program was not material.

OTHER DEVELOPMENTS

         Distributor Defection. In June 2001, SAGO Internacional S.A. de C.V., a distributor that represents slightly less than 10% of our monthly gross contract additions and approximately 2% of our monthly gross prepay additions, notified us that it was immediately terminating its distribution agreement with us. We believe that this action violated the termination provisions of the distribution agreement and we intend to seek compensatory damages. In addition, we intend to seek to recover approximately Ps. 44 million in net receivables owed to us by SAGO.

         We expect the termination of the distribution relationship with SAGO to adversely affect our gross and net additions in the second and third quarters of 2001, and perhaps thereafter as well. However, we are attempting to mitigate this negative impact by working with our other distributors to establish points of sale in those areas where SAGO had presence and where we currently do not have a point of sale. We cannot give any assurance as to whether or when we will establish these points of sale.

         Telereunion Default. In December 1999, we entered into an agreement with Telereunion, S.A. de C.V., another long distance concessionaire, to sell it dark fiber optic cable and recorded Ps. 65.8 million (U.S.$6.8 million) in revenues. Upon the signing of this agreement, Telereunion issued three promissory notes to us in the aggregate principal amount of U.S.$6.4 million (then the U.S. dollar value of the transaction (not including value-added tax)) but has defaulted on the payment of each of these notes. In April 2001, Telereunion's United States parent, Telscape International, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We are currently exploring alternative settlement possibilities with Telereunion. However, we can give no assurance that we will be able to reach a mutually acceptable settlement. As a result, we may have to reverse the recording of up to Ps. 65.8 million in revenues.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A twelve-member Board of Directors manages Iusacell. The directors nominated by Verizon have the power under our by-laws to approve, without the affirmative vote of any other directors, all resolutions of the Board of Directors, except with respect to some transactions over which the Iusacell Shareholders Agreement grants Vodafone supermajority rights. Pursuant to the Iusacell Shareholders Agreement, Fares F. Salloum is the Chairman of the Board of Directors and possesses a tie-breaking vote except on any matter which requires a supermajority vote. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders--Governance" for a description of the Iusacell Shareholders Agreement, which governs the appointment of directors as between our major shareholders.

A. DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

     On March 8, 2001, Iusacell elected new directors contingent upon the close of the sale of the Peralta Group's 34.5% interest in Iusacell to Vodafone. These designations became effective on April 4, 2001. As a result, directors nominated and elected by the Peralta Group were replaced by directors nominated and elected by Vodafone. In August 2000, as a result of the merger of equals between Bell Atlantic and GTE and a change in the personnel managing the Iusacell investment at Verizon, the directors previously nominated and elected by Bell Atlantic were replaced by new directors nominated and elected by Verizon. Each director will hold office until the election of his succesor at duly convened, special and general ordinary shareholders meetings.

     The following table presents information with respect to our directors at May 31, 2001.

NAME                                                    AGE     POSITION(s)
----------------------------------------------------    ----    ---------------------------------------------
Fares F. Salloum....................................     51     Chairman of the Board of Directors,
                                                                Chief Executive Officer and Series A Director
Michael T. Masin....................................     56     Series A Director
Alfred C. Giammarino................................     45     Series A Director
Terry W. Lewis......................................     45     Series A Director
Carlos Peralta Quintero.............................     49     Series A Director
Javier Martinez del Campo...........................     42     Series A Director
William Keever......................................     55     Series A Director
Jeffrey D. Clark....................................     44     Series V Director
Michael J. Pitt.....................................     45     Series V Director
David Anderson......................................     45     Series V Director
Ignacio Mas.........................................     37     Series V Director
Ignacio Gomez Morin.................................     41     Series V Director

     The term of each director expires upon the election of his successor at a duly convened general ordinary shareholders meeting.


     Our by-laws authorize alternate directors to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. The series A alternate directors as of April 30, 2001 are: any of Fulvio V. del Valle, William S. Roberts, Ruben G. Perlmutter, Christopher M. Bennett, Henry Ruiz and Russ A. Olson for any of Fares F. Salloum, Michael T. Masin, Alfred C. Giammarino, Terry
W. Lewis, Carlos Peralta Quintero and Javier Martinez del Campo, and Jeffrey D. Clark for William Keever. The series V alternate directors as of April 30, 2001 are: any of Richard Harman, Jack Lester, Jean Tripier and Alan Bowers for any of Jeffrey D. Clark, Michael Pitt, David Anderson and Ignacio Mas, and Howard Svigals for Ignacio Gomez Morin.

EXECUTIVE OFFICERS

     The following table presents information relating to our executive officers at May 31, 2001:

NAME                                                    AGE     POSITION(s)
----------------------------------------------------    ---     ----------------------------------------------------------
Fares F. Salloum....................................     51     Chief Executive Officer*
Peter H. Burrowes...................................     50     President and Director General*
William S. Roberts..................................     46     Executive Vice President, Finance and Audit, and Chief
                                                                Financial Officer
Koren Borges........................................     36     Senior Vice President, Marketing**
Juan Carlos Merodio.................................     39     Senior Vice President, Legal and Regulatory
Henry M. Ruiz.......................................     39     Vice President, Technical Operations, and Chief Technology
                                                                Officer*
Ramon Pando.........................................     45     Vice President, Sales
Jose Bellido........................................     42     Vice President, Human Resources
Jorge Halvas........................................     38     Vice President, Regulatory Affairs

----------

* Indicates an employee of Verizon who is serving as an executive officer of Iusacell.

** Indicates an employee of Vodafone who is serving as an executive officer of Iusacell.

BIOGRAPHIES

     Fares F. Salloum Fares F. Salloum has been Chairman of the Board of Directors and Chief Executive Officer of Iusacell since August 2000. Mr. Salloum has 24 years of global telecommunications experience and since July 2000 has served as President - International, The Americas of Verizon, responsible for Verizon's non-domestic wireline and wireless investments in the western hemisphere and for international support services. From June 1997 through June 2000, Mr. Salloum served as Senior Vice President, International Operations for GTE and was responsible for GTE's wireline and wireless international operations. For 24 years prior thereto, Mr. Salloum served in various operational and engineering capacities at BC Telecommunications Inc., a Canadian telecommunications provider and predecessor of Telus Corporation, and its affiliates. From 1995 until June 1997, Mr. Salloum served as Executive Vice President, Communications Services for BC Telecom, responsible for sales and services for the local, long distance, data, multimedia and wireless businesses as well as advanced communications systems and systems support. From 1993 to 1995 Mr. Salloum served as President of BC Tel Services and from 1991 to 1995 served as Vice President, Emerging Businesses of BC Telecom. Mr. Salloum is a director of Telus Corporation (Canada), CANTV (Venezuela), CODETEL (Dominican Republic), CTI Holdings S.A. (Argentina) and Puerto Rico Telephone Company. Mr. Salloum received a Bachelor of Science degree in electrical engineering from the University of Alberta and a Masters in Business Administration from the University of British Columbia.

     Michael T. Masin has been a member of the Board of Directors of Iusacell since August 10, 2000. Mr. Masin is vice chairman and president of Verizon. He is responsible for international wireline and wireless operations, international connectivity, domestic and international directory and information services and Verizon's relationship with Genuity. He also serves on the board of directors of Genuity and Verizon Wireless. Before the merger, between GTE and Bell Atlantic, Mr. Masin was vice chairman of GTE since October 1993. Beginning in June 1995, he assumed responsibility for all international operations and business development, as well as the human resources, legal, public affairs and communications, advertising and social responsibility functions. In January 2000, Mr. Masin also assumed responsibility for GTE Airfone, GTE Information Services (which includes GTE Directories) and GTE Internetworking. Mr. Masin joined the law firm of O'Melveny & Myers in 1969 and became a partner in 1977. In March 1990, he became co-head of the firm's international practice with responsibility for its European and Asian offices. In February 1992, he was given the additional responsibility of managing partner of the firm's New York office. He joined GTE in 1993. Mr. Masin holds degrees from Dartmouth College and the UCLA Law School. He is a director of Citigroup, Inc. (New York); Telus Corporation (Canada) and the Puerto Rican Telephone Company. He also serves on the board of the Keck Foundation (Los Angeles), and the Board of Trustees and the Executive Committee of Carnegie Hall in New York. In addition, he is a member of the Council on Foreign Relations. Mr. Masin is also a member of the Dean's Advisory Committee of Dartmouth College and the UCLA School of Law Board of Advisors.

     Alfred C. Giammarino has been a member of the Board of Directors of Iusacell since August 10, 2000. Mr. Giammarino was named senior vice president and chief financial officer - information services and international for Verizon in January 2000. Previously, he had served as senior vice president - international finance, planning and business development for GTE since July 1998. He was responsible for business development worldwide in countries where GTE did not have existing operations. He also was responsible for financial analysis and administration, budgets, benchmarking and planning for the International organization as well as providing financial support for all business-development activities. In addition, he was responsible for international strategic planning, coordination of business transaction due-diligence activities and project integration. Prior to that, he had served as vice president - international finance and planning since 1997 and before that as vice president - finance since 1995. Mr. Giammarino began his GTE career in 1985. He served as vice president of finance and planning for the GTE Telecommunications Products & Services group and, prior to that position, he was the assistant controller - corporate accounting for GTE Corporation. He previously held positions with Freeport-McMoRan Inc. and Arthur Andersen LLP. Mr. Giammarino is a director of the Puerto Rico Telephone Company, CANTV (Venezuela), CTI Holdings S.A. (Argentina), and FLAG Telecom (UK). He holds a bachelor's degree in accounting from St. John's University and is a certified public accountant.

     Terry W. Lewis has been a member of the Board of Directors of Iusacell since April 2001. Mr. Lewis is a group senior vice president - Business Services and Support for Verizon, responsible for supporting all international units in the areas of wireline, wireless, advanced communications and Internet protocol
(IP), information technology, operations and engineering, and marketing and sales. Prior to the Bell Atlantic/GTE merger, Mr. Lewis was president of GTE Telecommunications Services, Inc., a position he held since July 1997. He led a team responsible for developing and delivering software-based solutions to the wireless telecommunications industry throughout North America, Latin America and Europe. He was also accountable for overall company operations, customer satisfaction and financial performance. Prior to joining GTE Telecommunications Services, Mr. Lewis was vice president - Marketing and Product Management for GTE Wireless, where he was responsible for strategy and pricing, carrier relations, distribution, customer marketing and planning, marketing communications, product management, marketing for seven geographic areas and media relations. Mr. Lewis joined GTE in 1979 as a management trainee with GTE Telephone Operations in Indiana, where he was named accounting manager. He held accounting, regulatory and financial management positions of increasing responsibility with GTE's North Area until 1989 when he moved to Telephone Operations headquarters as director - Sales Administration. After several promotions within sales and product management, he was named director - Consumer Services in 1994. Mr. Lewis joined GTE Wireless in June 1995 as vice president - Voice Products. Mr. Lewis is a director of CTI Holdings S.A. (Argentina) and CANTV (Venezuela). He holds a bachelor's degree in accounting from Indiana University.

     Carlos Peralta Quintero has been a member of the Board of Directors of Iusacell since August 1998. Mr. Peralta was a member of the Board of Directors of Iusacell Celular from October 1992 until February 2000 and served as Vice Chairman of Iusacell Celular from October 1992 to February 1997. He also currently serves as the Chairman of the Board of Directors and Chief Executive Officer of Grupo Industrial IUSA, S.A. de C.V. Mr. Peralta is also a member of the boards of directors of Compania Industrial de Parras, S.A. de C.V., Hilaturas Parras, S.A. de C.V., Cambridge Lee Industries Ltd. and Alper Holdings Ltd.

     Javier Martinez del Campo Lanz has been a member of the Board of Directors of Iusacell since April 4, 2001 and had been an alternate member of the Board of Directors of Iusacell between August 1999 and April 2001. Mr Martinez del Campo has also been a member of the Board of Directors of Iusacell Celular since February 1997. He has been a partner with the Mexico City based law firm of De Ovando y Martinez del Campo, S.C., and its predecessors since 1984. Mr. Martinez del Campo holds a law degree from the Universidad Anahuac and a master's degree from the University of San Diego, and is a member of the Mexican Bar Association and an international associate of the American Bar Association. Mr. Martinez del Campo serves as the Secretary of the Board of Directors of various Mexican corporations, including Grupo Gigante, S.A. de C.V., one of Mexico's largest retailers.

     William L. Keever has been a member of the Board of Directors of Iusacell since April 4, 2001. Mr. Keever has 36 years experience in telecommunications with Vodafone, AirTouch Communications Inc. (which was acquired by Vodafone in
1999) and affiliates and predecessors of Pacific Telesis Corporation (from which AirTouch was spun off). Mr. Keever has served as President, Americas Asia Region of Vodafone since April 2000. For 10 years prior thereto, Mr. Keever served in several positions with AirTouch and its predecessors: as Executive Vice President, Network & Systems Operations (N&SO), of AirTouch Communications Inc. from August 1999 through

March 2000, as President, AirTouch International from November 1998 through July 1999, Executive Vice President, Germany Operations for Air Touch International from February 1997 until November 1998, as Vice President -- International for AirTouch Communications Inc. from September 1994 through January 1997, as Executive Director -- Engineering & Planning for AirTouch International from October 1991 through August 1994 and as Project Manager - AirTouch International from February 1990 until October 1991. Mr. Keever held various positions with Pacific Bell for 25 years prior to joining Pac Tel Corporation (which later became AirTouch Communications Inc.) in February 1990. Mr. Keever has served as a director on the Board of Representatives of Verizon Wireless since April 2000. Mr. Keever holds a degree in business administration from Sacramento State College.

     Jeffrey D. Clark has been a member of the Board of Directors of Iusacell since April 4, 2001. Since 1999, Mr. Clark has served as Vice President, Mobile Satellite Services and Asia Operations, at Vodafone. He is responsible for overseeing Vodafone's participation in its international cellular ventures in Japan, South Korea, India, China and Mexico. In addition, Mr. Clark also manages Vodafone's Globalstar investments in the USA, Canada and Mexico. From 1990 to 1999, Mr. Clark held various positions at Vodafone, including Vice President - Business Development for Europe, Vice President - Operations Development Center, and Executive Director, International Corporate Development. He serves as a director of various Vodafone companies, including Airtel (Spain) and Telecel (Portugal). Prior to joining Vodafone, Mr. Clark worked in the Mergers and Acquisition Department of Merrill Lynch Capital Markets. Mr. Clark holds an MBA degree from Harvard Graduate School of Business Administration and a B.A. degree in Economics from Yale College.

     Michael J. Pitt has been a member of the Board of Directors of Iusacell since April 4, 2001. Mr. Pitt serves as Financial Director, Group Operations within the Vodafone Group. He has been the Financial Director of Vodafone Group International Limited and Vodafone Europe Limited since 1993, having joined Vodafone as Financial Controller earlier that year. He has been closely involved in a number of cellular license bids and has had a leading role in many of the Group's overseas acquisitions and disposals. Prior to joining Vodafone, he spent six years with Coopers & Lybrand and has worked in the printing and engineering industries. Mr. Pitt is a Chartered Accountant and has a degree in Economics and Accountancy. Mr. Pitt serves as a director of various Vodafone companies, including Mannesmann Mobilfunk GmbH, Mannesmann AG, Libertel (Netherlands), Telecel (Portugal) and Omnitel Pronto Italia SpA (Italy).

     David Anderson has served as a director of Iusacell since April 4, 2001. He is currently the Group Corporate Finance Director of Vodafone Group Plc, which he joined in December 2000. For seventeen years before joining Vodafone he worked for Lazard Freres, the investment bank, becoming a managing director in 1997. Mr. Anderson holds a first class degree in mathematics and philosophy from Oxford University.

     Ignacio Mas has been a member of the Board of Directors of Iusacell since April 4, 2001. Mr. Mas has been the Group Business Strategy Director at Vodafone since January 2000. He joined Vodafone from Intel Capital, Intel Corp.'s venture investing arm, where he was Senior Strategic Investments Manager with responsibility for telecommunications investments in Europe, based in Munich, Germany. Prior to that, between 1996 and 1999, Mr. Mas was a Principal Consultant at Analysys Ltd., a UK-based telecoms strategy consultancy, where he led consulting activities in internet, broadband and e-commerce. Upon leaving Analysys, Mr. Mas became a non-executive director at the company, but he relinquished this responsibility in December 2000. Prior to Analysys, Mr. Mas spent 7 years at the World Bank, based in Washington DC, where he had several roles as financial sector economist and within the bank's treasury area. Mr. Mas has undergraduate degrees in mathematics and economics from the Massachusetts Institute of Technology (class of 1984), and a PhD in Economics from Harvard University (graduated 1988). He has also twice been a Visiting Professor of International Business at the Graduate School of Business at the University of Chicago (on leave of absence from the World Bank).

     Ignacio Gomez Morin has been a director of Iusacell since April 4, 2001 and served as an alternate director of Iusacell between August 1999 and April 2001. Mr. Gomez Morin has been an alternate member of the Board of Directors of Iusacell Celular since February 1997. He has been a partner of the law firm De Ovando y Martinez del Campo, S.C. since 1992. Mr. Gomez Morin holds a law degree from the Universidad Nacional Autonoma de Mexico and was admitted to practice law in 1991. Mr. Gomez Morin holds the offices of secretary or alternate secretary of several companies within the financial, industrial and commercial sectors.

     Peter H. Burrowes was appointed President and Director General of Iusacell on April 23, 2001. For eight years prior to this appointment Mr. Burrowes was President and Chief Executive Officer of Comunicacion Celular, S.A., a leading Colombian cellular services provider. Prior theretro he served in different key positions in multinational corporations, including Director General of Parker Gillete, S.A. de C.V., Director General of Givaudan Roure, S.A., a Colombian subsidiary of Hoffman La Roche, Finance and Administration Director of Compania Quimica Borden and Regional Finance Director of General Foods International. Mr. Burrowes holds an economies degree from the Universidad de los Andes, Colombia, an administration and marketing degree from the Ealing Technical College of London, Great Britain and he participated in the Executive Program on Competition and Strategy at the Harvard School of Business, Boston, Massachusetts.

     William S. Roberts has served as Executive Vice President and Chief Financial Officer of Iusacell since August 1999 and as Executive Vice President and Chief Financial Officer of Iusacell Celular since July 1999 and served as Executive Vice President and Chief Financial Officer Designate of Iusacell Celular from April 1999 through June 1999. Mr. Roberts has also been a director of Iusacell Celular since February 2000. From June 1998 until December 1998, Mr. Roberts served as Vice Chairman and Chief Executive Officer of Nextel Mexico, S.A. de C.V. From September 1997 to June 1998 Mr. Roberts was employed as Vice President, International Operations of Nextel International, Inc., and he served as Chief Operating Officer of McCaw International, Inc. from November 1996 to September 1997. For 13 years prior thereto, Mr. Roberts served in a variety of capacities with affiliates of BellSouth Corporation, the last seven with BellSouth International, Inc. and our affiliates. Mr. Roberts was employed for more than four years by BellSouth Inversiones S.A. in Chile: as Chief Operating Officer from August 1994 to November 1996, as Director General of the Cellular Division from February 1995 to September 1995, and as Finance Director from July 1992 through July 1994. From July 1990 to July 1992, Mr. Roberts served as Finance Director of Comunicaciones Celulares de Occidente, S.A. de C.V., Iusacell Celular's Region 5 cellular concessionaire. Mr. Roberts is a Certified Public Accountant in Virginia and Georgia and holds an undergraduate accounting degree from the University of West Florida.

     Koren Borges was appointed Senior Vice President, Marketing on April 23, 2001. Ms. Borges has been employed by Vodafone and its predecessors for seven years, having served in a variety of positions in the marketing and business development areas. Prior to joining Iusacell, Ms. Borges served as Marketing Director of Vodafone Malta for two years and as Marketing Director of Click GSM, Vodafone's subsidiary in Egypt for two years. Ms. Borges holds an MBA from the Wharton School at the University of Pennsylvania, an MA in International Relations from the School of Advanced International Studies at John Hopkins University and a BA in Biology and Theology from Brandeis University.

     Juan Carlos Merodio Lopez, was appointed Senior Vice President, Legal and Regulatory Affairs on April 23, 2001. Mr. Merodio has been involved in the practice of law for 20 years, primarily in the transportation industry. For the two years prior to his joining Iusacell, Mr. Merodio was partner and director of the Mexican law firm M&A Bufete Merodio S.C. Mr. Merodio was also in private practice from 1991 until 1995, as a partner of M&A Bufete Merodio y Alfaro S.C. Mr. Merodio spent 11 years working for Grupo Servia S.A. and its subsidiary Trasportacion Maritima Mexicana S.A. de C.V. (TMM). Mr. Merodio served as General Counsel of TMM from 1985 until 1991, as President of Grupo Servia S.A. in 1995 and as President and Chief Executive Officer of TMM from 1996 until 1999. Mr. Merodio has served as a director of Cintra S.A., Mexicana S.A. and Aeromexico S.A. and was Vice Chairman of the Mexican Shipowners Association from 1997 until 1999. He is a graduate of the Universidad Nacional Autonoma de Mexico, a member of the Mexican Bar association and a member of the Association of the Bar of the City of New York.

     Henry M. Ruiz has served as Vice President, Technical Operations and Chief Technology Officer of Iusacell since July 31, 2000 and as an alternate director of Iusacell since August 2000. Mr. Ruiz also served as Director, Engineering and Operations for Iusacell in Region 5 from March 1998 to September 1998 and as Director, Executive Support for Iusacell's Vice President, Technical Operations from January 1997 until March 1998. Mr. Ruiz has been an employee of Verizon and Bell Atlantic for 16 years. From October 1998 until June 2000, he served as Chief Technology Officer of Excelcomindo Pratama in Indonesia, responsible for network, engineering operations and information technology. From August 1990 to December 1996, he supported business development efforts worldwide for Bell Atlantic International Inc. For the six years before that, Mr. Ruiz worked for New Jersey Bell in various engineering and operations capacities. Mr. Ruiz received a B.S. in Mathematics and Computer

Science at Stevens Institute of Technology and a degree from the Professional Program for Managers of Telecommunications and Information Technology at Carnegie Mellon University.

     Ramon Pando Leyva has served as Vice President, Sales of Iusacell since August 1999 and as Vice President, Sales of Iusacell Celular since April 1999. For more than five years prior, he served in a variety of sales positions within Iusacell Celular: as Region 9 Sales Director from February 1997, to April 1999, as Sales and Distribution Director of Wireless Local Telephony from July 1994 to February 1997, and as Region 9 Cellular Division Sales Director from April 1993 until July 1994. For more than six years before joining Iusacell Celular, Mr. Pando was the Commercial Director of Valvulas Inoxidables, S.A. de C.V. Mr. Pando holds an undergraduate degree in business administration from the Universidad Autonoma de Mexico (UNAM), has received diplomas in marketing and financial administration from the Instituto Tecnologico de Monterrey and completed the advanced management program at the Instituto Panamericano de Alta Direccion de Empresas (IPADE).

     Jose Bellido Valerio has served as Vice President, Human Resources of Iusacell since February 2000 and, prior thereto, was Director, Human Resources of Iusacell from August 1999 through January 2000. Mr. Bellido has also been Director, Human Resources of Iusacell Celular since May 1996. Before that, from May 1994 through April 1996, he served as Iusacell Celular's Human Resources Manager. For more than four years prior to joining Iusacell Celular, Mr. Bellido served as Manager of Industrial Relations for Aeromexico, S.A. de C.V. Mr. Bellido holds a law degree in labor law from the Universidad Nacional Autonoma de Mexico, a specialized degree in law from Universidad Panamericana, a diploma in human resources strategic planning from the University of California at Berkeley, and a masters degree in business from the Instituto Panamericano de Alta Direccion de Empresas (IPADE).

     Jorge Halvas Begovich has been Vice President, Regulatory Affairs of Iusacell since February 2000 and, prior thereto, served as Director, Regulatory Affairs of Iusacell from August 1999 through January 2000. Mr. Halvas has also been Director, Regulatory Affairs of Iusacell Celular since June 1997 and, from December 1995 until June 1997, served as Manager, Regulatory Affairs of Iusacell Celular. For more than eight years prior to such position, Mr. Halvas worked in various capacities in the banking and brokerage industries: from January 1995 through November 1995, Mr. Halvas served as a consultant to the Vice President of Specialized Supervision of the Comision Nacional Bancaria y de Valores, and from February 1993 until December 1994, he served as a Credit Director for Banca Confia, S.A. Abaco Grupo Financiero. Mr. Halvas holds an undergraduate business degree from Universidad Panamericana and an M.B.A. from the Instituto Panamericano de Alta Direccion de Empresas (IPADE).

B.   COMPENSATION

     The aggregate amount of compensation, including, without limitation, base salary and benefits, paid by Iusacell in 2000 to all directors and executive officers as a group was Ps.82.3 million (U.S.$8.6 million), compared to Ps.68.8 million (U.S.$7.2 million) in 1999.

     In addition, in 2000 Iusacell Celular granted purchase rights with a respect to a total of 451,000 series V shares to its executive officers under the management employee stock purchase plan described below, which were later exchanged for series V shares. As of December 31, 2000, the individuals who are currently executive officers of Iusacell held purchase rights under the plan with respect to 573,609 series V shares. In 2000, the individuals who are currently Iusacell executive officers exercised purchase rights with respect to 144,560 series V shares and executive officers whose labor relationship with Iusacell Celular terminated during 2000 and in the first four months of 2001 exercised purchase rights with respect to 327,920 series V shares. In addition, purchase rights with respect to 416,683 series V shares were forfeited by executive officers whose labor relationship with Iusacell Celular terminated during 2000.

     As part of our general compensation policy, we also conduct periodic reviews of our management and employees to determine bonus compensation. Iusacell also provides executive officers with use of an automobile. In addition, we provide our executive officers and other employees with food stamps (up to Ps.227 per month), gas stamps (up to 320 liters per month) and with contributions to a savings plan (up to Ps.1,595 per month).

C.   BOARD PRACTICES

     Iusacell has established Executive, Finance and Audit, Human Resources and Compensation and Strategic Planning and Technology Committees of the Board of Directors. All decisions of these committees require a majority vote of their members, including the favorable vote of at least one member appointed by the series A shareholders.

     The Executive Committee, an administrative and decision-making body of the Board of Directors, may act for the Board of Directors except where Mexican law requires action of the Board of Directors. As of April 4, 2001, the members of the Executive Committee are Messrs. Salloum, Morin, Giammarino, Lewis, Keever and Clark.

     The Finance and Audit Committee recommends Iusacell's independent public accountants, reviews our annual consolidated financial statements, provides oversight of Iusacell's auditing, accounting, financial reporting and internal control functions, and reviews with management and Iusacell's independent public accountants the plans and results of the auditing function. As of April 4, 2001, the members of the Finance and Audit Committee are Messrs. Salloum, Giammarino, Svigals and Clark.

     The Human Resources and Compensation Committee reviews, evaluates and makes recommendations to the Board of Directors regarding Iusacell's executive compensation standards and practices, including salaries, bonus distributions, grants under the executive employee stock purchase plan (described below) and deferred compensation arrangements. As of April 4, 2001, the members of the Human Resources and Compensation Committee are Messrs. Salloum, Giammarino, Lewis and Clark.

     The Strategic Planning and Technology Committee reviews, evaluates and makes recommendations to the Board of Directors regarding investments policies, financing policies and strategic planning of the Company. As of April 4, 2001, the members of the Strategic Planning and Technology Committee are Messrs. Salloum, Giammarino, Lewis and Clark.

D.   EMPLOYEES

     At December 31, 2000, Iusacell and our subsidiaries had an aggregate of 1,933 full-time and part-time employees, 139 temporary employees and 4 full time Verizon seconded employees or consultants. Approximately 34.7% of the full time employees were members of a labor union. We have never experienced a work stoppage and management considers our relationship with our employees to be good.

E.   SHARE OWNERSHIP

     Our directors and officers as a group own, in aggregate, less than 1% of our shares. See Item 7 "Major Shareholders and Related Party Transactions--Major Shareholders."

MANAGEMENT EMPLOYEE STOCK PURCHASE PLAN

     Iusacell's management employee stock purchase plan became the successor to Iusacell Celular's management employee stock purchase plan upon the close of Iusacell's reorganization in August 1999. The plan helps to retain key executives and better align their interests with those of Iusacell. The stock purchase plan is administered by a management trust with the assistance of the trust division of Bancrecer, S.A. Under the stock purchase plan, the technical committee of the management trust (the "Technical Committee"), which is composed of certain executive officers of Iusacell, determines the executive employees to whom series V shares of Iusacell will be offered for purchase under the stock purchase plan.

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

     Grantees who leave the employ of Iusacell forfeit unvested purchase rights and, after a period of time, forfeit vested and unexercised purchase rights, all of which forfeited purchase rights may be reissued by the Technical Committee. The number of series V shares that may be granted under the stock purchase plan cannot exceed 4.9% of the aggregate number of issued and outstanding Iusacell shares.

     In December 1996, Iusacell Celular's shareholders approved the issuance of 7,812,500 Iusacell Celular series L shares for grant of purchase rights under the stock purchase plan. In April 1998, 262,666 Iusacell Celular series L shares which were authorized for issuance but never issued under the stock purchase plan were automatically canceled pursuant to a resolution of the shareholders of Iusacell Celular at the time such shares were authorized for issuance. In June 1998, Iusacell Celular's shareholders approved a 1,187,500 share increase in the number of Iusacell Celular series L shares available for grant under the stock purchase plan.

     In 1997, the Human Resources and Compensation Committee and the Technical Committee granted purchase rights with respect to a total of 8,571,311 Iusacell Celular series L shares to 51 executive employees at purchase prices ranging between Ps.8.48 and Ps.14.00 per series L share. In 1998, the Human Resources and Compensation Committee and the Technical Committee granted purchase rights with respect to a total of 2,199,600 Iusacell Celular series L shares to 15 executive employees at purchase prices ranging between Ps.5.16 and Ps.6.98 per series L share. In 1999, the Human Resources and Compensation Committee and the Technical Committee granted purchase rights with respect to a total of 1,603,000 Iusacell Celular series L shares to 12 executive employees at purchase prices ranging from Ps.9.20 to Ps.11.46 per series L share. All such purchase rights vest either in three equal annual installments commencing a year after the date of grant or in a lump two or three years after the date of the grant.

     Upon the close of the Iusacell reorganization in August 1999, outstanding purchase rights with respect to Iusacell Celular series L shares were exchanged for rights to purchase Iusacell series V shares. In addition, 39 Iusacell management employees exercised the right to purchase 1,220,690 series V shares at U.S.$0.70 per share (Ps.6.52 on the date immediately prior to the date of the launch of the offer) in the rights offer in respect of the shares held in the management trust administering the plan.

     In 2000, the Human Resources and Compensation Committee and the Technical Committee granted purchase rights with respect to a total of 681,000 Iusacell series V shares to 5 executive employees at a purchase price of Ps.15.35 per series V share. All such purchase rights vest in three equal annual installments commencing a year after the date of grant.

     As of December 31, 2000, purchase rights with respect to 4,292,638 series V shares had not been exercised and were outstanding in the management trust administering the plan: 3,535,347 series V shares held by executive employees and 757,291 previously forfeited, unassigned series V shares held by the trust and awaiting reassignment. In addition, in 2000, 1,210,110 shares held by the trust had been exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     We have two principal groups of shareholders. The first, Verizon, comprises various subsidiaries of Verizon. Since February 1997, we have been under management control of subsidiaries of Verizon. Our second group of shareholders, the Vodafone Group, comprises a subsidiary of Vodafone. No other shareholder owns more than 5% of any class of our shares. At April 30, 2001, based on the information made available to us, our shareholders were as follows:

                                                                          NUMBER OF SHARES
                                    -------------------------------------------------------------------------------------------
         SHAREHOLDERS               A SHARES           %           V SHARES            %               TOTAL                %
---------------------------         -----------       -----        -----------       -----          -------------        ------
Verizon(1).................         504,331,308        68.4         27,178,518         3.9            531,509,826          37.2
Vodafone Group(2)..........         232,499,437        31.6        260,317,657        37.7            492,817,094          34.5
Public investors(3)........            --             --           402,915,265        58.4            402,915,265          28.2
   Total...................         736,830,745       100.0        690,411,440       100.0          1,427,242,185         100.0

-------------------


(1) The address of Verizon Communications Inc. is: 1095 Avenue of the Americas, New York, New York.

(2) The address of the Vodafone Group is: Max Eunvelaan 61, 3062 MA. Rotterdam, The Netherlands.

(3) Includes the series V shares held by the trust administering our executive employee stock purchase plan.

     Our directors and officers as a group own, in the aggregate, less than 1% of Iusacell's shares.

     Of Iusacell's series V shares at April 30, 2001, 369,388,440 series V shares were held in the form of American Depositary Shares and held by 87 holders of record. Assuming that the holders of ADSs are located in the United States, then 57.0% of the series V shares (the ADSs plus all but 1,400,000 series V shares held by Verizon which are already held as ADSs) are held in the United States.

     In August 1999, we completed a reorganization of Iusacell. The reorganization included U.S.$132.5 million in borrowings from our principal shareholders between August 1998 and March 1999 that were immediately converted into equity, an offer to exchange the shares of Iusacell Celular for shares of Iusacell, primary equity offerings that raised U.S.$33.7 million in net proceeds for Iusacell and a U.S.$106.5 million secondary offering by our principal shareholders. This reorganization more than doubled the number of Iusacell's publicly held shares. Before the August 1999 primary and secondary offerings, Verizon (then Bell Atlantic) had a 47.2% interest in Iusacell and the Peralta Group had a 43.8% interest. After the August 1999 reorganization, Verizon and the Peralta Group each had a 40.4% interest in Iusacell. On January 31, 2000, we launched a second exchange offer to acquire the remaining 0.5% interest in Iusacell Celular held by public shareholders. This offer was completed on February 29, 2000 and, as a result, we then held 99.9% of the outstanding Iusacell Celular shares. See Item 4, "Information on the Company--History and Development of the Company." Since this second exchange offer placed additional series V shares with public shareholders, both Verizon and the Peralta Group were slightly diluted.

     On March 30, 2000, Iusacell Celular's shareholders approved a 30,000 for 1 reverse split of its shares which became effective in May 2001. Iusacell now holds 100% of the outstanding Iusacell Celular shares.

     During the fourth quarter of 1999 and the first quarter of 2000, relatives of Mr. Carlos Peralta sold approximately 34,900,000 series V shares on the open market. In April and May 2000, Iusacell sold 10,529,700 American Depositary Shares for U.S.$15.125 per ADS in a public secondary offering, receiving approximately U.S.$153.0 million in net proceeds. As a result, as of May 31, 2000, Verizon held a 37.2% interest in Iusacell and the Peralta Group and associated individuals held a 34.5% interest in Iusacell.

     On April 4, 2001, Vodafone closed the purchase of the Peralta Group's 34.5% interest in Iusacell. In connection with this purchase, the shareholders agreement among Iusacell, Verizon and the Peralta Group terminated and Iusacell, Verizon and Vodafone entered into a new shareholders agreement, which we refer to as the Iusacell Shareholders Agreement.

     As of April 30, 2001, Verizon held a 37.2% interest in Iusacell and Vodafone held a 34.5% interest in Iusacell.

GOVERNANCE

     In accordance with Iusacell's by-laws and the Iusacell Shareholders Agreement, our Board of Directors consists of twelve members. The series A shareholders have the right to appoint seven directors and their alternates (including the Chairman of the Board of Directors) and the series V shareholders have the right to appoint five directors and their alternates. Mexican law, Iusacell's by-laws and the Iusacell Shareholders Agreement give Verizon, as majority owner of the series A shares, the right to elect six of the series A directors. Under Iusacell's bylaws and the Iusacell Shareholders Agreement, Verizon, as holder of the majority of the series A shares, has the right to elect the Chairman of the Board of Directors, whose vote breaks a tie. Vodafone, as holder of greater than 10% but less than 20% of the capital stock of Iusacell in the form of series A shares, has the right to appoint the remaining series A director and, as the controlling owner of the series V shares, all five series V directors, subject to (i) the right of any holder of a 10% or greater equity interest in Iusacell in the form of series V shares to elect one director, and
(ii) the right, granted to Verizon under the Iusacell Shareholders Agreement, to nominate one of the series V directors. If Vodafone is unable to elect Verizon's series V director nominee, then Vodafone has agreed under the Iusacell Shareholders Agreement, to nominate a Verizon nominee as the seventh series A director.

     Our by-laws and the Iusacell Shareholders Agreement provide that resolutions of the Board of Directors will be valid when approved by a majority vote of the members present, including a majority of the series A directors, except for certain matters which require a supermajority vote. For actions of the Board of Directors, a "supermajority vote" means the affirmative vote of a majority of the members of the Board of Directors, including a majority of the series A directors and the series A director or directors elected by holders of a 10% or greater equity interest in Iusacell in the form of series A shares.

     Our by-laws and the Iusacell Shareholders Agreement also provide that resolutions of our shareholders will be valid when approved by a majority of our outstanding shares, including a majority of the outstanding series A shares, except for certain matters which require a supermajority vote. For actions by the shareholders, "supermajority vote" means the affirmative vote of the beneficial owners of a majority of the series A shares and series V shares, including 75% of the outstanding series A shares.

     The following transactions are subject to a supermajority vote by our Board of Directors or our shareholders:

     - acquisitions of non-telecommunications businesses for a purchase price in excess of U.S.$30.0 million,

     - certain acquisitions, joint ventures and mergers within the telecommunications business involving assets in excess of U.S.$100.0 million,

     - certain dispositions of assets for consideration in excess of U.S.$30.0 million,

     - certain incurrences of indebtedness after January 1, 1999 in an amount exceeding U.S.$100.0 million in the aggregate within any Iusacell fiscal year,

     - certain issuances of capital stock in an amount exceeding U.S.$50.0 million in the aggregate within any Iusacell fiscal year,

     - entering into, amending or terminating contracts with or for the benefit of certain affiliates of Iusacell, [except for any renewals or extensions on terms substantially similar to those of certain consulting and seconded employee arrangements of Iusacell with Verizon affiliates,]

     - termination or disposition of any telecommunication transmission business with annual revenues of more than U.S.$10.0 million in each of the two most recent fiscal years,

     -    terminations of concessions relating to telecommunications operations,

     - the determination of how Iusacell will vote its shares and grant proxies to vote its shares on any supermajority transaction within entities in which Iusacell holds 10% or more of the capital stock, and

     - the granting of powers-of-attorney in connection with any such supermajority transactions.

     Our by-laws and the Iusacell Shareholders Agreement provide that any shareholder or group of shareholders holding shares that represent at least 25% of the total capital stock of the Company, provided that such holding includes at least 11% of such capital stock in series V shares and at least 10% in series A shares, which we refer to as a "Qualified Minority Shareholder", shall be entitled to elect one of the chief operations officer, the chief financial officer, the chief marketing officer or the chief technical officer of Iusacell. Our Board of Directors or our Executive Committee shall determine the officer to be designated by each Qualified Minority Shareholder.

     Pursuant to the Iusacell Shareholders Agreement, Verizon and Vodafone have agreed to some restrictions on the transfer of their Iusacell shares. Verizon and Vodafone have granted to each other a right of first refusal on the transfer of any series A shares.

     Pursuant to the Iusacell Shareholders Agreement, each of Verizon and Vodafone has the right to cause us to facilitate two registered secondary public offerings of their respective shares and on one occasion, a shelf-registration for sale of their respective shares in a bona-fide public offering for a period not to exceed 180 days. After one party's exercise of its registration rights, all other parties having registration rights may elect to include their shares in the offering. Any party holding registration rights may not exercise such rights during the 90-day period commencing on the effective date of any registration statement filed by Iusacell for a primary equity offering in which gross proceeds are expected to exceed U.S.$30.0 million.

     The Iusacell Shareholders Agreement also provides that if we register any equity securities for a primary or secondary public offering, we must permit Verizon and Vodafone (and anyone to whom they have transferred shares otherwise than in a public offering) to include their shares in such offering. We have agreed to bear all expenses of any of the above-described primary or secondary public offerings, other than the fees of counsel to the holders of the registration rights and any underwriting commissions or discounts. In addition, we have agreed not to effect any public sale or distribution of securities similar to those being registered during the period commencing 21 days prior to the effective date of a registration statement covering the registered securities and continuing until 90 days following such effective date.

B.   RELATED PARTY TRANSACTIONS

GENERAL POLICY

     We adopted a policy on transactions with related parties in November 1993 in connection with the acquisition by Bell Atlantic of its initial holdings in Iusacell. This policy provides that we will not, and will not permit any of our subsidiaries to, enter into any contract or transaction with or for the benefit of any of their affiliates (excluding transactions with, between or among wholly owned subsidiaries), which is not at a price and on other terms at least as favorable to us or the subsidiary as those which could be obtained on an arm's-length basis from an unaffiliated third party. This policy has been formalized in the Iusacell Shareholders Agreement.

THE BELL ATLANTIC FACILITY

     On July 25, 1997 Bell Atlantic agreed to provide Iusacell Celular with a subordinated convertible financing facility in an aggregate amount of U.S.$150.0 million, which we refer to as the Bell Atlantic Facility. The subordinated convertible debentures, which we refer to as the Debentures, issuable under the Bell Atlantic Facility were available for issuance through June 30, 1999, were to mature on December 31, 1999, and were to bear interest at an annual rate equal to six-month LIBOR plus 500 basis points, payable semi-annually in cash or by issuance of additional Debentures, at the option of Bell Atlantic, subject to the terms of a subordination agreement with certain senior lenders. The principal amount of the Debentures was convertible at any time prior to maturity into series A shares of Iusacell Celular at a conversion price of U.S.$0.70 per share.

     In August, September and December 1998, Iusacell Celular effected borrowings totaling U.S.$101.5 million under the Bell Atlantic Facility. The Debentures issued upon such borrowings were immediately converted into an aggregate of 144,999,999 series A shares of Iusacell Celular, 21,428,571 of which shares were simultaneously sold to the Peralta Group. In March 1999, Iusacell Celular borrowed an additional U.S.$31.0 million under the Bell Atlantic Facility. The Debentures issued upon such borrowing were immediately converted into an aggregate of 44,285,714 series A shares of Iusacell Celular, 22,142,857 of which shares were simultaneously sold to the Peralta Group. The availability of funds under the Bell Atlantic Facility expired on June 30, 1999. Iusacell Celular did not draw down any of the remaining U.S.$17.5 million available.

CONSULTING AND SECONDMENT AGREEMENTS

     Iusacell Celular and Verizon have entered into a series of consulting and secondment agreements pursuant to which Verizon has agreed, for an indefinite term, to provide Iusacell with management, technical, marketing, legal and other consulting services and seconded employees. Seconded employees generally agree to expatriate assignments of two to three years duration, with such employees' compensation being paid by Verizon and reimbursed by Iusacell. Verizon charges Iusacell for the provision of seconded employees at cost, and for the provision of consulting services at or below market rates. Vodafone has recently entered into a similar agreement with Iusacell.

     With respect to consulting services and seconded employees provided in 2000, Iusacell Celular has been invoiced by Verizon for a total of U.S.$7.6 million. At December 31, 2000, Iusacell Celular owed Verizon U.S.$12.3 million for consulting services and seconded employees provided in 1998, 1999 and 2000.

     In March 2001, Verizon and Iusacell agreed that Verizon would accept a transfer of all rights in connection with a U.S.$15.0 million advance paid by Iusacell Celular to an affiliate of Nortel Networks Inc. in exchange, on a dollar-for-dollar basis, for the cancellation of all existing charges invoiced by Verizon to Iusacell with respect to consulting services and seconded employees and a credit against any and all future such charges until the sum of all canceled and credited against charges equals U.S.$15.0 million. See Item 8 "Financial Information--Consolidated Statements and Other Financial Information--Legal Proceedings--Non Judicial Disputes."

ROAMING AGREEMENTS.

     GTE Telecommunications Services, Inc., which we refer to as TSI, provides clearinghouse services for roaming arrangements. In 2000, Iusacell paid TSI U.S.$44,947 for such services. TSI distributed this amount to other carriers as part of ongoing settlement agreements between Iusacell and carriers with which it has roaming arrangements.

INTERESTS OF DIRECTORS

     The Peralta Group, which was one of our principal shareholders until April 4, 2001, owns Fraccionadora y Constructora Mexicana, S.A. de C.V., known as Fracomex, a company engaged in real estate investment and management that has entered into 13 lease agreements with some subsidiaries of Iusacell. The total amount payable by Iusacell to Fracomex per month for all such leases currently is U.S.$33,796. In 2000, Iusacell paid Fracomex 12 months rent for 2000 and 3 months rent for 1999. Payments totaled approximately U.S.$478,290.

     Two Peralta Group members lease land to Iusacell at the Peralta Group industrial complex in Pasteje, Mexico, upon which Iusacell has built and operates warehouses. Through March 2001, Iusacell subleased some of this land to its former Satelitron satellite transmission subsidiary. These land leases expire in December 2015, but can be terminated before then if either party gives the other one year's prior written notice. Currently, Iusacell pays these two Peralta Group entities U.S.$23,064 per month for these land leases. In 2000 Iusacell paid 12 months rent for 2000 and 1 month rent for 1999 under each lease. Payments for these leases totaled U.S.$299,835.

     Our former Satelitron subsidiary provided data transmission services, technical services and facilities to Internet Directo, S.A. de C.V., a Peralta Group member company that provides transmission enhancement services to internet access providers. In 2000, Satelitron billed Internet Directo U.S.$205,864, including value-added taxes, for such services.

     In 2000, Manufacturas Electronicas Pasteje, S.A. de C.V., a joint venture between the Peralta Group and Mr. Marco Antonio de la Torre Barranco, an alternate director of Iusacell until April 2001, provided telephone and accessory repair services to Iusacell in the amount of Ps.16.6 million (U.S.$1,726,000).

     Mr. Fernando de Ovando, a director of Iusacell until April 2000, Mr. Javier Martinez del Campo, a director of Iusacell since April 2001 and a director of Iusacell Celular since February 1997, and Mr. Ignacio Gomez Morin, a director of Iusacell since April 2001 and an alternate director of Iusacell Celular since February 1997, are members of the law firm of De Ovando y Martinez del Campo, S.C., which, in 2000, provided legal services to Iusacell in the amount of approximately Ps.1.8 million (U.S.$188,126).

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

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

Suit Against Telmex and Telcel

     In November 1995, Iusacel Celular filed suit against Telmex and Telcel, claiming that the two companies have engaged in monopolistic practices in the Mexican telecommunications market, including unlawful cross-subsidies by Telmex of Telcel's cellular phone operations.

     As relief, we sought a declaration that Telmex and Telcel have violated Mexican antitrust laws; the imposition of applicable sanctions; the termination of the anticompetitive control that Telmex allegedly exercises over Telcel; the modification of the interconnection contracts between Telmex and certain Iusacell Celular subsidiaries to eliminate anticompetitive provisions; the declaration of Telmex as a dominant carrier in the cellular market; the regulation of interconnection in a manner that promotes competition, including special regulation of Telmex as a dominant carrier; the regulation of the terms under which users have access to the different services that Telmex provides; the establishment of separate accounting standards for Telmex; and the establishment of regulations for unbundled and non-discriminating interaffiliate interconnection tariffs between and among Telmex and our affiliates.

     Telmex and Telcel have filed various motions against the suit. In February 1997, the Federal Competition Commission imposed a fine of Ps.847,500 (approximately U.S.$106,000 at that time) on Telmex and Telcel for their refusal to provide the expert appointed by Iusacell Celular with the necessary information to prepare his opinion on the cross-subsidies claim. Additional fines were to accrue on a daily basis. Telmex and Telcel filed for an injunction (amparo) against the Federal Competition Commission asserting that Mexican antitrust laws do not apply to Telmex and Telcel and questioning the constitutionality of the Federal Competition Commission. In October 1997, the Administrative Third Court of Appeals for the First Circuit in Mexico denied granting Telmex and Telcel a preliminary injunction. Telmex and Telcel appealed this denial to the Mexican Supreme Court, which has yet to determine the matter.

     In November 1998, in order to accelerate resolution of this matter, the Federal Competition Commission issued a new discovery order against Telmex and Telcel to provide documentation to Iusacell Celular relating to the cross-subsidies claim, confirming that the per diem fines accrued against Telmex and Telcel for their prior refusal to comply had reached approximately Ps.8.5 million (approximately U.S.$900,000). Telmex and Telcel filed an injunctive action (amparo) against this new discovery order and the imposition of the fine. Telmex's amparo was denied in early 2000, but Telmex has petitioned for a review of the decision (recurso de revision).

     To continue to push the process forward, the Federal Competition Commission, applying the recently issued Competition Regulations, issued a third discovery order, applicable not only to Telmex and Telcel, but also to Iusacell Celular, seeking information relating to cross-subsidies for its own review. We complied with this discovery order in March 2000 and were informed that neither Telmex nor Telcel complied.

     Instead Telmex and Telcel filed a third injunctive action (amparo) challenging the discovery order but, in September 2000, the Eleventh Court of Appeals for the First Circuit of Mexico affirmed a lower court's ruling denying Telmex and Telcel a preliminary injunction. In February 2000, the Federal Competition Commission ruled that it would consider presumptively proven the alleged facts due to Telmex and Telcel's failure to fulfill the discovery order. In November 2000, Iusacell Celular filed its written closing arguments and requested the Federal

Competition Commission to issue a final ruling on this case. In December 2000, the Federal Competition Commission considered that the file was complete and summoned the parties for final ruling. In January 2001, the parties met with the Federal Competition Commission, but, in March 2001, prior to the issuance of the final ruling, Iusatel, a Iusacell Celular subsidiary, agreed to settle this lawsuit as part of the broader settlement with Telmex on interconnection issues. See Item 5, "Operating and Financial Review and Prospects--Trend Information--Regulatory Developments."

Suit by Mitsubishi

     Mitsubishi Electronics America, Inc. filed a complaint with the Circuit Court of Cook County, Illinois, United States, on July 28, 1996 against Iusacell Celular, Bell Atlantic Corporation and Bell Atlantic Latin American Holdings, Inc. Mitsubishi's complaint alleged, among other things, that we breached a purported contract for the purchase of 60,000 local wireless telephone terminals at a cost of U.S.$510 each. Mitsubishi later filed an amended complaint against Iusacell Celular adding a fraud allegation against Iusacell Celular. Mitsubishi sought judgment in an amount in excess of U.S.$50,000 for each of the three counts against Iusacell Celular, plus punitive damages for one of those counts. Mitsubishi filed answers to interrogatories claiming damages in an amount of U.S.$8,825,343.

     Our motions to dismiss the complaint for lack of personal jurisdiction and on substantive grounds were rejected, although the court reserved judgment on Iusacell Celular's motion to dismiss for forum non conveniens. Although we believed the lawsuit had no basis, we nevertheless created a contingency reserve of U.S.$3.0 million with respect to such litigation.

     After discovery, we filed a motion for summary judgment. On December 7, 2000, the Circuit Court granted our motion and all counts of the complaint against Iusacell Celular were dismissed. As a result, in the fourth quarter of 2000, we reversed Ps.23 million (U.S.$2.4 million) of the contingency reserve. In January 2001, in order to avoid further litigation, we reached a settlement with Mitsubishi.

Non-Judicial Disputes

     In early 1999, the Mexican government enacted amendments to the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) pursuant to which holding companies, beginning January 1, 1999, were required to limit their tax consolidation to 60% of all of their subsidiaries. Prior to January 1, 1999, we prepared our tax returns on a fully consolidated basis (except for three non-wholly owned subsidiaries which were only 60% consolidated for tax purposes), benefiting from the ability to offset loss incurred by some subsidiaries against the gains of others within the consolidated group. In April 1999, we filed an injunctive action (amparo) with the Second Court in Administrative Matters of the Federal District of Mexico against these new income tax law amendments on the grounds that they were unconstitutional. In late 1999, this court rejected our injunctive action on technical grounds, and we filed for a review (recurso de revision) with the Second Circuit Collegial Tribunal in Administrative Matters. This court denied review and now we are not allowed to file another legal action on the same grounds. We are evaluating several alternatives to attempt to overturn this limited consolidation regulation.

     In May 1998, we discovered that our former corporate headquarters in Mexico City, of which one of our subsidiaries is the owner, is encumbered by liens for an amount in excess of the estimated fair market value of the property. The potential loss that may result due to the liens would be the book value of the building, which was Ps.93.0 million (U.S.$9.7 million) at December 31, 2000. In March 2001, we filed suit against the Director of the Public Registry of Property of the Federal District of Mexico in the 48th Civil Superior Tribunal in the Federal District of Mexico, seeking cancellation of the liens in the public registry. We notified the Mexican Treasury, as holder of the liens. As of May 31, 2001, neither the Director of the Public Registry of Property nor the Mexican Treasury has responded to the suit. We cannot assure, however, that we will be able to remove the liens from such property and realize any value from such asset.

     In March 1994, Iusacell Celular and Northern Telecom (CALA) Corporation ("Nortel") entered into a five-year, U.S.$330.0 million agreement, which we refer to as the Nortel Agreement, pursuant to which Nortel would supply network switching equipment, switching center transmission equipment and radio base station equipment, as well as associated software and technical services, for the development of the 450 MHz local wireless network. Pursuant to a side letter agreement entered into in December 1995, the Nortel Agreement would terminate automatically if our technical and economic plans for the 450 MHz project had not been approved by, or Iusacell

Celular did not receive a concession to provide local wireless telephony in the 450 MHz frequency band from, the SCT on or before December 31, 1997. Neither event having occurred on or prior to December 31, 1997, the Nortel Agreement has terminated. In 1994, as required under the Nortel Agreement, we made advance payments of U.S.$15.0 million in anticipation of 1995 and 1996 purchases which were never made. We have sought a refund of such advanced funds. Nortel, however, has asserted that such advances should be credited against development costs. Iusacell and Verizon have been negotiating a resolution of these matters with Nortel. In March 2001, Verizon and Iusacell agreed to a dollar-for-dollar exchange that would resolve the U.S.$15.0 million advance payment matter for Iusacell. Verizon agreed to accept a transfer of all rights in connection with this U.S.$15.0 million advance in exchange for the cancellation of all existing charges invoiced by Verizon to Iusacell or Iusacell Celular for services rendered by Verizon consultants and seconded employees and a credit against any and all future such charges until the sum of all canceled and credited against charges equals U.S.$15.0 million.

     In 1995, we entered into a U.S.$82.0 million purchase agreement with Telrad Telecommunications Electronics Industries, Ltd. for 450 MHz local wireless terminals. We terminated this agreement in November 1996 based on the failure by Telrad to meet delivery and government approval milestones and the failure to meet quality standards.

     Although we believe that we have no further liability under the Telrad or Nortel contracts, we cannot assure you that Telrad or Nortel will not seek legal redress against Iusacell Celular or that Telrad or Nortel will not succeed in obtaining damages from Iusacell Celular.

DIVIDEND POLICY

     Since becoming a public company in 1999, we have not paid any dividends. We do not contemplate paying dividends in the foreseeable future.

B.   SIGNIFICANT CHANGES

     Not applicable.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     Iusacell's series A and V shares have been listed on the Mexican Stock Exchange since August 4, 1999, with the series V shares listed under the symbol CEL. ADSs representing ten Iusacell series V shares have been listed on the New York Stock Exchange since August 4, 1999 and trade under the symbol CEL. The series V ADSs are evidenced by American depositary receipts issued under a deposit agreement with The Bank of New York, as depositary. Each of the Iusacell series A and V shares are without stated par value and are in registered form. With respect to limitations on the rights of series A and V shares, see Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Liquidity" and Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders--Governance."

     Iusacell Celular's series D and L shares were listed on the Mexican Stock Exchange until February 29, 2000. ADSs representing ten Iusacell Celular series D shares were listed on the New York Stock Exchange from June 21, 1994 until August 10, 1999 and traded under the symbol CEL.d. ADSs representing ten Iusacell Celular series L shares were listed on the New York Stock Exchange from June 21, 1994 until February 29, 2000 and traded under the symbol CEL until August 4, 1999 and thereafter until February 29, 2000 under the symbol CEL.y.

     The following tables present, for the periods indicated, the high, low and period end sales prices of (i) the Iusacell Celular series D and series L shares and the Iusacell series V shares on the Mexican Stock Exchange, as reported by the Mexican Stock Exchange, and (ii) the Iusacell Celular series D and series L ADS and the Iusacell series V ADSs on the New York Stock Exchange, as reported by the New York Stock Exchange. We present the average trading volume of the shares and ADSs for the indicated periods in 1997, 1998, 1999 and 2000. We do not have average trading volume information for 1995 and 1996.


MEXICAN STOCK EXCHANGE (IN PS.)

                                                                                                                      AVERAGE DAILY
                                                                                                                      --------------
                                                                                                                      TRADING VOLUME
PERIOD                                                               HIGH              LOW              CLOSE            (SHARES)
------                                                               ----              ---              -----            --------

SERIES D
First Quarter 1996 .................................                 7.20              6.88              6.88                --
Second Quarter 1996 ................................                 7.00              6.60              6.98                --
Third Quarter 1996(1) ..............................                  --                --                --                 --
Fourth Quarter 1996 ................................                 6.98              4.98              5.75                --

First Quarter 1997 .................................                 7.15              4.94              7.15               2,081
Second Quarter 1997 ................................                11.08              7.17             11.08                 770
Third Quarter 1997 .................................                 9.77              9.77              9.77               2,369
Fourth Quarter 1997 ................................                12.75              9.07             12.75             157,365

First Quarter 1998 .................................                12.89             12.73             12.73               1,823
Second Quarter 1998 ................................                 8.76              8.76              8.76                 410
Third Quarter 1998 .................................                 8.52              4.00              4.00                 631
Fourth Quarter 1998(1) .............................                  --                --                --                   --

First Quarter 1999 .................................                 6.80              6.80              6.80                 194
Second Quarter 1999 ................................                11.10              7.50             11.10               1,806
Third Quarter 1999 .................................                13.90             11.00             13.90              20,250
Fourth Quarter 1999(1) (3) .........................                --                --                --                     --

MEXICAN STOCK EXCHANGE (IN PS.)

                                                                                                                      AVERAGE DAILY
                                                                                                                      --------------
                                                                                                                      TRADING VOLUME
PERIOD                                                               HIGH              LOW              CLOSE            (SHARES)
------                                                               ----              ---              -----            --------
SERIES L ...........................................                                                                         --
First Quarter 1996 .................................                 9.60              8.00              8.50                --
Second Quarter 1996 ................................                10.10              8.32              8.34                --
Third Quarter 1996 .................................                 8.30              6.00              6.00                --
Fourth Quarter 1996 ................................                 7.20              5.25              5.75                --

First Quarter 1997 .................................                 9.34              6.79              8.46              14,105
Second Quarter 1997 ................................                13.97              8.98             13.97               6,595
Third Quarter 1997 .................................                14.77             13.47             13.97              32,505
Fourth Quarter 1997 ................................                12.74             12.97             17.20              43,750

First Quarter 1998 .................................                18.86             16.27             18.86               5,818
Second Quarter 1998 ................................                16.47             16.17             16.17                 880
Third Quarter 1998 .................................                14.56              4.90              4.90              13,785
Fourth Quarter 1998 ................................                 8.50              4.50              8.10               1,935

First Quarter 1999 .................................                 8.60              8.10              8.50                 532
Second Quarter 1999 ................................                13.50              8.30             11.50               1,903
Third Quarter 1999(4) ..............................                13.80             12.38             13.38               4,680

SERIES V
Third Quarter 1999 .................................                10.86              9.00              9.00          14,018,252(2)
Fourth Quarter 1999 ................................                17.00              8.80             14.10             412,852

First Quarter 2000 .................................                23.70             13.30             18.30             358,036
Second Quarter 2000 ................................                17.50             10.32             15.30              15,861
Third Quarter 2000 .................................                15.80             10.70             12.00               7,075
Fourth Quarter 2000 ................................                13.06              7.80              9.56             133,359
December 2000 ......................................                10.90              7.80              9.56             117,235
January 2001 .......................................                13.80              8.50             11.65             293,524
February 2001 ......................................                13.19              9.60              9.85             762,289
March 2001 .........................................                10.12              7.10              7.82             645,233
April 2001 .........................................                 7.90              6.20              7.20             327,074
May 2001 ...........................................                 8.50              6.05              7.18             312,688


NEW YORK STOCK EXCHANGE  (IN U.S.$)

                                                                                                                  AVERAGE DAILY
                                                                                                                  --------------
                                                                                                                  TRADING VOLUME
PERIOD                                                         HIGH                 LOW                CLOSE         (ADSS)
------                                                          ----                ---                -----        --------
SERIES D
First Quarter 1996 ..............................             11.125                8.000               8.875             --
Second Quarter 1996 .............................             11.875                8.375               8.750             --
Third Quarter 1996 ..............................              8.875                6.750               6.750             --
Fourth Quarter 1996 .............................              7.125                5.625               5.750             --

First Quarter 1997 ..............................              9.625                5.605               8.375            9,958
Second Quarter 1997 .............................             15.125                8.375              14.750           10,238
Third Quarter 1997 ..............................             16.000               11.000              12.500            5,648
Fourth Quarter 1997 .............................             15.875               12.000              15.250           13,277

First Quarter 1998 ..............................             16.500               13.625              14.000           10,853
Second Quarter 1998 .............................             13.813                9.250               9.250           10,888
Third Quarter 1998 ..............................             12.188                3.875               4.656            6,211
Fourth Quarter 1998 .............................              8.750                4.125               6.313            4,316

First Quarter 1999 ..............................              8.750                6.063               7.375            5,812
Second Quarter 1999 .............................             13.750                7.000              12.750            7,747
Third Quarter 1999(3) ...........................             15.250               10.630              10.630           11,954

SERIES L
First Quarter 1996 ..............................             13.375               10.000              10.875             --
Second Quarter 1996 .............................             14.375                9.375              10.750             --
Third Quarter 1996 ..............................             10.875                7.375               7.500             --
Fourth Quarter 1996 .............................              9.500                6.500               7.625             --

First Quarter 1997 ..............................             12.000                7.125              10.375           54,169
Second Quarter 1997 .............................             18.875               10.750              18.375           44,148
Third Quarter 1997 ..............................             20.000               15.375              19.938           45,653
Fourth Quarter 1997 .............................             22.438               17.125              21.688           38,135

First Quarter 1998 ..............................             22.813               19.063              20.625           31,575
Second Quarter 1998 .............................             20.563               13.625              13.750           33,946
Third Quarter 1998 ..............................             16.500                4.563               4.938           47,167
Fourth Quarter 1998 .............................              9.813                4.375               7.125           33,575

First Quarter 1999 ..............................              9.875                6.375               8.000           51,556
Second Quarter 1999 .............................             14.500                7.500              13.000          132,798
Third Quarter 1999 ..............................             15.560                9.500              13.310           34,328
Fourth Quarter 1999 .............................             16.125                7.250              14.688            5,440

First Quarter 2000 ..............................             24.500               14.000              20.375            6,938

SERIES V
Third Quarter 1999 ..............................             11.870                9.500               9.500          173,550
Fourth Quarter 1999 .............................             16.625                9.375              14.938          231,688

First Quarter 2000 ..............................             26.500               13.750              20.250          235,592
Second Quarter 2000 .............................             20.375               10.625              15.625          244,840
Third Quarter 2000 ..............................             17.1875              11.000              11.875          148,744
Fourth Quarter 2000 .............................             13.6875               8.0                 9.75           222,947
December 2000 ...................................             11.75                 8.00                9.75           117,170
January 2001 ....................................             13.50                 8.3125             12.01           276,800
February 2001 ...................................             12.90                 9.60               10.15           166,547
March 2001 ......................................             10.28                 7.10                8.05           182,350
April 2001 ......................................              8.70                 6.50                8.15           192,045
May 2001 ........................................              9.40                 6.50                7.76           203,832

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

Source:  Bloomberg L.P.

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

TRADING ON THE NEW YORK STOCK EXCHANGE

     ADSs representing ten Iusacell series V shares have been listed on the New York Stock Exchange since August 4, 1999 and trade under the symbol CEL.

     ADSs representing ten Iusacell Celular series D shares were listed on the New York Stock Exchange from June 21, 1994 until August 10, 1999 and traded under the symbol CEL.d. ADSs representing ten Iusacell Celular series L shares were listed on the New York Stock Exchange from June 21, 1994 until February 29, 2000 and traded under the symbol CEL until August 4, 1999 and thereafter until February 29, 2000, under the symbol CEL.y.

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

     Electronic trading on the Mexican Stock Exchange takes place between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, on each weekday other than public holidays. Mexico's Daylight Savings Time begins approximately one month after Daylight Savings Time in the United States and ends approximately one month before. During those two periods of approximately one month each, electronic trading on the Mexican Stock Exchange takes place between 7:30 a.m. and 3:00 p.m., Mexico City time, on each weekday other than public holidays. Lot sizes are of 1,000 shares. Brokerage firms are permitted to buy odd lots for their own account. The Mexican Stock Exchange publishes an official daily price list that includes price information for each listed security.

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

     The Mexican Stock Exchange publishes a daily official price list that includes information on each listed security. The Mexican Stock Exchange may suspend trading of a particular security for various reasons. Trading may be suspended in the event of disclosure of material non-public information, if the Mexican Stock Exchange considers that the suspension is necessary for the public to be fully informed. The Mexican Stock Exchange may also suspend trading of a particular security as a result of significant price fluctuations during a given trading day (fluctuations exceeding a given price level by more than 15%) or as a result of unusual movements in the price of a security, but in this last case, during no more than five consecutive trading days. The Mexican Stock Exchange may also suspend trading generally as a result of fortuitous events or force majeure, or if unusual market fluctuations arise.

     As of December 31, 2000, approximately 177 Mexican companies were listed on the Mexican Stock Exchange, excluding mutual funds. During 2000, the ten most actively traded equity issues represented approximately 60% of the total volume of the shares traded on the Mexican Stock Exchange, not including public offerings. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions of institutional investors. There is no formal over-the-counter market for securities in Mexico.

     The Mexican Stock Exchange is Latin America's second largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world stock markets and is subject to significant volatility. During 1995, for example, the Mexican Stock Exchange Index (Indice de Precios y Cotizaciones), which is based on the share prices of 30 major Mexican issuers, declined on several occasions by more than 5% (in peso terms) in one day. From October 21, 1997 to October 27, 1997, following sharp declines in Asian stock markets, the Mexican Stock Exchange Index declined by 20.6%. There was another sharp decline of 38.8% in the Mexican Stock Exchange Index from July 14, 1998 to September 10, 1998 following a decrease in oil prices and concerns about increasing inflation in Mexico. During 1999, however, the Mexican Stock Exchange Index experienced steady incremental growth, even though there was only one registered day of 5% growth or more. During the first six months of 1999, the index gained 52%, and by year-end 1999, the increase reached 82%, driven mainly by a booming local economy and U.S. economic performance. During 2000, the deceleration in the U.S. economy as well as the political uncertainty generated by the Mexican presidential elections during the first six months of the year, led the Mexican Stock Exchange Index to experience one-day gains or losses of more than 3% on several occasions and end the year 2000 with a 21% loss.

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

     In order to offer securities to the public in Mexico, an issuer must meet qualitative and quantitative requirements, and only securities for which a listing application has been approved by the Mexican National Securities Commission may be listed on the Mexican Stock Exchange. CNBV approval does not imply any kind of certification or assurance relating to the merits or the quality of the securities or the solvency of Iusacell. In June of 2000, the CNBV adopted new general rules setting forth the requirements to become registered in the RNVI and to maintain such registration. These new rules also repealed CNBV's 1993 general rules that established Subsection A and B of the RNVI. The new rules provide that to become registered in the RNVI, an issuer is generally required to have:

          - at least three years operating history unless the issuer is a holding company, in which case the issuer's principal subsidiaries must have an operating history of at least three years,

          - stockholders' equity of at least 20,000,000 unidades de inversion, which we refer to as UDIs, and which are inflation-indexed currency units (equivalent to Ps.26.7 million or U.S.$2.48 million as of December 31, 2000),

          -    profits for the last three years of operation taken as a whole,

          - a public float of at least 15% of the capital stock on a fully diluted basis, or of at least 7% of said capital, also on a fully diluted basis, if the issuer's offer represents a value of at least 160 million UDIs, in both cases excluding the shares of certain persons related to the issuer.

          The new rules also provide that to maintain their registration in the RNVI, issuers are required to have:

          - stockholders' equity of at least 15,000,000 UDIs (equivalent to Ps.20.0 million or U.S.$2.09 million as of December 31, 2000),

          - at least 36 transactions per semester on their publicly traded shares,

          -    an average share price per semester higher than one peso,

          - no less than 8 million shares of the issuer and no less than 12% of the issuer's paid-in capital placed with the investment public at large, and

          -    at least 100 stockholders.

     The CNBV has the authority to waive some of these requirements under certain circumstances. The Mexican Stock Exchange carries out an annual review of each issuer to determine if it continues to meet the eligibility requirements for registration in the RNVI. The Mexican Stock Exchange may request issuers to submit a correction program when such issuers have failed to comply with maintenance requirements. If the program is not submitted or complied with by the issuer, the registration and listing with the Mexican Stock Exchange may be canceled by the CNBV. Mexican Securities which are offered outside Mexico are required to be registered in the Special Section of the RNVI.

     Iusacell shares are registered under the Securities and Special Section of the RNVI.

     Pursuant to the Mexican Securities Market Law, the CNBV must be notified before shareholders of a company listed on the Mexican Stock Exchange effect one or more simultaneous or successive transactions outside the Mexican Stock Exchange affecting 10% or more of such company's capital stock. The holders of the shares being transferred in the transactions are also obligated to inform the CNBV of the results of the transactions within three days of completion of the last transaction, or that the transactions have not been completed. The CNBV will notify the Mexican Stock Exchange of these transactions, without specifying the names of the parties involved.

     Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange.

D.   SELLING SHAREHOLDERS

     Not applicable.

E.   DILUTION

     Not applicable.

F.   EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

GENERAL

     Iusacell was incorporated on August 6, 1998 as a variable capital corporation (sociedad anonima de capital variable) established under the laws of Mexico. Iusacell was registered in the Public Registry of Commerce of the Federal District of Mexico under Commercial Number 242349 on November 3, 1998. We were formed initially for the purpose of acquiring and holding the shares of Grupo Iusacell Celular, S.A. de C.V. On March 8, 2001, Iusacell's shareholders approved new by-laws, which became effective on April 4, 2001, upon the closing of the sale by the Peralta Group to Vodafone of its Series A and Series V shares in Iusacell.

     Iusacell's corporate purpose is found under Article Two of its by-laws. Iusacell's primary purpose is to act as a holding company. The duration of our existence under our by-laws is indefinite.

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

     Under our by-laws, any shareholder or group of shareholders holding shares of one same series of Iusacell shares representing at least 10% of the total capital stock of Iusacell, shall be entitled to designate one director corresponding to such series of shares and the corresponding alternate director for each 10% of the total capital stock of Iusacell represented by the shares of such series held by such shareholder or group of shareholders. In addition, any Qualified Minority Shareholder shall be entitled, acting at a special shareholders meeting, to designate and, as the case may be, remove or substitute a member of each Committee, which shall be one of the members designated by series V shareholders.

     Under Mexican law, the holders of shares of any series (or category of holders such as the Qualified Minority Shareholder) are also entitled to vote at a special meeting of the holders of shares of such series or category of holders on any action that would prejudice the rights of such holders, and such a holder would be entitled to judicial relief against any such action taken without the approval of the required majority of holders of the relevant series or category of holders at such a meeting. Any determination that an action does not require a vote at a special meeting would be subject to judicial challenge by an affected shareholder, and the necessity for a vote at a special meeting would ultimately be determined by a court. Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

     General shareholders' meetings may be ordinary or extraordinary meetings. Extraordinary general meetings are meetings called to consider the matters specified in Article 182 of the Ley General de Sociedades Mercantiles, which we refer to as the Mexican Companies Law, including, principally, changes in the fixed share capital, any amendments to the by-laws, liquidation, issuance of preferred stock, merger, transformation from one type of company to another, change in nationality and change of corporate purpose. Under our by-laws, an extraordinary general meeting may also be called to consider certain items (so long as they have not been approved at a meeting of the Board of Directors or Executive Committee of the Board of Directors) for which our by-laws require a supermajority vote, as generally identified in Item 7, "Major Shareholders and Related Party Transactions - Major Shareholders - Governance."

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

     Special meetings are meetings of the holders of a particular series of shares or category of holders called to consider matters relevant only to holders of such series of shares or category of holders or which would prejudice the rights of such holders. Special meetings of the series A and the series V shareholders and the Qualified Minority Shareholders, respectively, are to be held at least once a year if necessary to elect the members of the Board of Directors (or any committee of the Board of Directors) representing such shareholders and to address other matters relating to the relevant series or category of holders.

     Under our by-laws, the quorum on a first call for an ordinary general shareholders meeting of the series A and V shareholders is at least 50% plus one share of the outstanding series A and V shares. If a quorum is not available on the first call, a second meeting may be called and validly held regardless of the number of shares represented. In order for a resolution of the ordinary general meeting to be validly adopted as a result of a first or subsequent call, attendance by and the favorable vote of the holders of a majority of the series A shares is required.

     The quorum on a first call for an extraordinary general meeting is 75% of the outstanding shares. If a quorum is not available on the first call, a second meeting may be called and convened, provided that at least 50% plus one share of the outstanding shares are present. Whether on a first or second call, in order for a resolution of an extraordinary general meeting to be validly adopted, the favorable vote of the holders of a majority of the outstanding shares, including a majority of the outstanding series A shares, is required; provided, however, that the affirmative vote of at least 75% of the outstanding Series "A" shares is required to approve the supermajority items referred to above as well as to approve amendments to certain provisions of the by-laws and the early dissolution of Iusacell and the designation of the corresonding liquidators.

     The quorum on a first call for a special meeting is 75% of the outstanding shares of the corresponding series or category of holders. If a quorum is not available on the first call, a second meeting may be called and convened, provided that at least 51% of the outstanding shares of the corresponding series or category of holders, as the case may be, are present. Whether on a first or second call for a special meeting to take action, the favorable vote of a majority of the outstanding shares of the corresponding series or category of holders is required.

     The by-laws require the approval of holders of at least 95% of the outstanding shares of Iusacell and the approval from the CNBV for the amendment of the controlling shareholders' obligation specified in Article 30 of the by-laws for the repurchase of shares in the event of delisting.

     Holders of ADRs are entitled to instruct the depositary as to the exercise of the voting rights pertaining to the series V shares represented by the ADSs.

     Under Mexican law, holders of 33% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the general meeting at which such action was taken, by showing that the challenged action violates Mexican law or our by-laws. Relief under these provisions is only available to holders:

     - whose shares were not represented when the action was taken or, if represented, were voted against it, and

     - whose complaint makes reference to the clause of the by-laws or the legal provision that was infringed.

     Shareholders' meetings may be called by the Board of Directors, any of the statutory auditors or any Mexican court of competent jurisdiction. In addition, the Board of Directors or any of the statutory auditors may be required to call a meeting of shareholders upon the written request of holders of 33% of the outstanding capital stock. In addition, the Board of Directors or the statutory auditors must call a shareholders' meeting at the written request of any shareholder if no ordinary general shareholders' meeting has been held for two consecutive years or if the shareholders' meetings held during such period have not considered the items mentioned in Article 181 of the Mexican Companies Law discussed above. Notice of a meeting must be published in the Official Gazette of the Federation (Diario Oficial de la Federacion) and in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a shareholders' meeting, a shareholder must request and obtain an admission card by furnishing, at least 48 hours before the time set for holding the shareholders' meeting, appropriate evidence of its ownership of shares or depositing such shares with our corporate secretary or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a shareholder may be represented by proxy signed before two witnesses.

     Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by a shareholders' resolution taken at a general meeting. In the event shareholders decide to bring such an action, the persons against whom such action is brought will immediately cease to be members of the Board of Directors. Additionally, shareholders representing not less that 33% of the outstanding shares of Iusacell may directly take such action against members of the Board of Directors, provided that (i) such shareholders have not voted in favor of a resolution approved at the relevant general shareholders' meeting pursuant to which it was resolved not to take any action against the directors who are to be sued, and (ii) the claim in question covers damages alleged to have been caused to Iusacell and not only to the individual plaintiffs' interests.

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

DIVIDEND RIGHTS

     Each series A and V share has the same dividend rights. The declaration and payment of such dividends will depend upon Iusacell's results of operations, financial conditions, cash requirements, future prospects and other factors deemed relevant by the shareholders. In addition, Mexican law provides that Mexican companies may only pay dividends from retained earnings included in the year-end financial statements that have been approved by their shareholders. Dividends may be paid only after all losses for previous years have been paid for, a legal reserve equal to 20% of paid-in capital has been achieved and shareholders have approved the dividend payment. Some of Iusacell's subsidiaries, including Iusacell Celular, have outstanding debt obligations which limit the amount of dividends that can be paid in any given year or prohibit dividends entirely. Iusacell and its subsidiaries may agree to similar restrictions in the future as they incur additional debt.

     In accordance with the Iusacell Shareholders Agreement, each of Verizon and Vodafone has the right to cause Iusacell to pay dividends during any fiscal year in an amount of up to 25% of the consolidated net income for the prior fiscal year, provided that such payment is not in violation of applicable law or contractual provisions and would not adversely affect the foreseeable cash flow or capital requirements of Iusacell. Consolidated net income for these purposes will be determined in accordance with Mexican GAAP. However, the Iusacell Shareholders Agreement provides that, if consolidated net income so determined exceeds consolidated net income determined in accordance with U.S. GAAP by more than 10%, consolidated net income will be determined in accordance with U.S. GAAP.

     The Iusacell Shareholders Agreements also provides that any declaration and/or payment of dividends that would (i) in any fiscal year exceed 25% of Iusacell's consolidated net income for the prior fiscal year or (ii) be subject to Mexican withholding tax (except for dividends required by Vodafone or Verizon, as discussed above) may be made only upon the approval of holders of a majority of all outstanding shares, including holders of a majority of the series A shares. Under Mexican law, shareholders approve the declaration and payment of dividends generally, but not necessarily, upon the recommendation of the Board of Directors.

     Holders of ADRs on the applicable record date are entitled to receive dividends declared on the shares underlying series V ADSs. The depositary will fix a record date for the holders of ADSs in respect of each dividend distribution.

     At the annual ordinary general meeting of shareholders of Iusacell, the Board of Directors will generally submit the financial statements of Iusacell for the previous fiscal year, together with a report by the Board of Directors, to the series A and V shareholders for their approval. The series A and V shareholders, having approved the financial statements, will determine the allocation of Iusacell's net profits for such fiscal year. At least 5% of such net profits must be allocated to a legal reserve until the amount of the legal reserve equals 20% of Iusacell's capital stock. Such reserve is not available for distribution except as a stock dividend. Additional amounts may be allocated to other reserve funds as the shareholders determine including a reserve to repurchase shares. The remaining balance of net profits, if any, is available for distribution as dividends but only after losses, if any, of previous years have been paid for.

     All shares of each series outstanding at the time a dividend or other distribution is declared are entitled to share pro rata in such dividend or other distribution. Partially-paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution.

     The convenants contained in the Iusacell Indenture limit Iusacell's ability to declare and distribute dividends to its shareholders. The covenants contained in the Iusacell Celular Indenture and in the terms of the Senior Refinancing Secured Loan limit Iusacell Celular's ability to declare and distribute dividends to Iusacell.

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

CHANGES IN SHARE CAPITAL AND RIGHTS OF SHAREHOLDERS

     An increase of capital stock may be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders' equity. No increase of capital stock may be effected until all previously issued shares of capital stock have been fully paid. A reduction of capital stock may be effected to absorb losses, to redeem shares, or to release shareholders from payments not made. A reduction of capital stock to absorb losses may be effected by reducing the value of all outstanding shares. A reduction of capital stock to redeem shares is effected by redeeming shares pro rata.

     Shareholders may also approve the redemption of fully-paid shares with retained earnings. Such a redemption would be effected by a repurchase of shares listed on the Mexican Stock Exchange or by lot.

     The by-laws require that, unless a shareholders' meeting resolves otherwise, any capital increase effected pursuant to a capital contribution be represented by new series A and V shares in proportion to the number of shares of each such series outstanding. Our by-laws provide that the series V shares may not exceed 50% less one share of our capital stock.

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

PREEMPTIVE RIGHTS

     In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder's existing proportionate holdings of shares. Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders, and under Mexican law and our by-laws in no case may such period be less than 15 days and no greater than 30 days following the publication of notice of the capital increase in the Official Gazette of the Federation or following the date of the shareholders' meeting at which the capital increase was approved if all shareholders were represented. Otherwise, such rights will lapse.

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

     Under the by-laws and CNBV regulations, variable capital may not be greater than ten times the minimum fixed portion of our capital stock specified in the by-laws. No shares of Iusacell representing variable capital are currently outstanding. Outstanding variable capital shares may be fully or partially withdrawn. In contrast, the minimum fixed capital required by law cannot be withdrawn. A holder of variable capital shares that wishes to effect a total or partial withdrawal of such shares would be required to notify us in an authenticated written notice to that effect. If we received that notice prior to the last quarter of the fiscal year, the withdrawal would become effective at the end of the fiscal year in which the notice was given. Otherwise, the withdrawal would become effective at the end of the following fiscal year.

     Redemption of variable capital shares of Iusacell would be made at the lower of (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal were to become effective or (ii) the book value per variable capital share as calculated from our financial statements for the fiscal year at the end of which the withdrawal were to become effective, as approved by our shareholders at an ordinary general meeting. Any such amount to be paid by Iusacell would become due on the day following such ordinary general meeting.

     The covenants contained in the Iusacell Indenture limit Iusacell's ability to issue variable capital shares. The covenants contained in the Iusacell Celular Indenture and the Senior Credit Refinancing Secured Loan limit Iusacell Celular's ability to issue variable capital shares.

Forfeiture of Shares

     As required by Mexican law, the by-laws provide that "[c]urrent or future foreign shareholders of [Iusacell] agree with the Ministry of Foreign Relations to consider themselves as Mexican nationals with respect to the shares of [Iusacell] that they may acquire or of which they may be owners, and therefore not to invoke the protection of their governments with respect to such shares under penalty, should they violate this agreement, of forfeiting for the benefit of the Nation the shares that they may have acquired."

     In the opinion of de Ovando y Martinez del Campo, S.C., special Mexican counsel to Iusacell and Iusacell Celular, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by requesting such government to interpose a diplomatic claim against the Mexican government with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have with respect to its investment in Iusacell, including any rights under U.S. securities laws (the enforceability of which may be challenged in Mexico).

     If the shareholder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the by-laws of all Mexican corporations unless such by-laws prohibit ownership of capital stock by foreign investors.

Purchase of our own Shares

     According to Mexican law, we may repurchase any series of our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be done by affecting our shareholders' equity account, while we hold the repurchased shares, or by reducing our capital stock, if such shares are to be converted into treasury stock. No resolution from a shareholders meeting is required for such reduction, but a shareholders meeting must approve, for each year, the maximum amount of funds that may be used to repurchase shares, which amount may not exceed the amount of our net earnings (including retained earnings). During the period we own repurchased shares, such shares may not be represented at any shareholders meeting. Repurchased shares may be placed among the investing public, without the need of approval from our Board of Directors or shareholders, and the corresponding capital increase shall not require a resolution of a shareholders meeting.

     The convenants contained in the Iusacell Indenture limit Iusacell's ability to repurchase its own shares. The covenants contained in the Iusacell Celular Indenture and in the terms of the Senior Refinancing Secured Loan limit Iusacell Celular's ability to repurchase its own shares.

Repurchase in the Event of Delisting

     In the event that the registration of our shares in the Securities Section of the RNVI is canceled, whether upon our request or pursuant to a resolution adopted by the CNBV, our by-laws and CNBV regulations require that our controlling shareholders make a public offer to purchase the shares owned by minority holders. The shares must be purchased by our controlling shareholders at the higher of (i) the average quotation price of the shares for the 30 trading days prior to the date of the offer or (ii) the book value of the shares, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange prior to the date of the offer. If after said offer our controlling shareholders fail to acquire 100% of our capital stock, the cancellation of the registration of our shares will not become effective until our controlling shareholders have created a trust with the funds required to purchase the remaining shares at the same offering price, with such trust being effective for at least 2 years.

Appraisal Rights

     Whenever the shareholders approve a change of corporate purpose, change of nationality, spin-off or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to withdraw from Iusacell and receive an amount generally equivalent to the book value of our shares (in accordance with our last balance sheet approved by a shareholders' meeting), provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved.

FOREIGN INVESTMENT REGULATION

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

     Foreign states and foreign governments are prohibited under the 1995 Telecommunications Law from holding a concession or permit to provide telecommunications services, from receiving any such concession or permit as a guarantee, or from being the beneficiary of any such guarantee or from directly or indirectly owning shares of Iusacell.

C.   MATERIAL CONTRACTS

     In December 1997, Iusacell Celular executed a minimum U.S.$188.0 million agreement with subsidiaries of Lucent Technologies, Inc. pursuant to which Iusacell Celular agreed to replace its existing analog wireless cellular network with a new Lucent Technologies analog and digital network and to continue to expand its network with Lucent Technologies network equipment. Through December 31, 2000, Iusacell Celular has purchased approximately U.S.$342.5 million of network equipment and services under this agreement. Iusacell Celular's network swap-out was completed in August 1999.

     In December 1999, Iusacell Celular, as a first step toward minimizing its involvement in real estate management and tower maintenance business, entered into an agreement with MATC Celular, a Mexican subsidiary of American Tower Corporation pursuant to which MATC Celular could acquire the majority of towers currently owned and/or operated by Iusacell Celular. In return, Iusacell would lease space on those towers and sublease them to its operating subsidiaries. In February 2001, we closed the sale of approximately 170 towers to MATC Celular, receiving in excess of U.S.$18 million in net cash proceeds. We expect to sell up to an additional 150 towers to MATC Celular during 2001.

     See also, Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Liquidity," for a summary of Iusacell's material credit agreements and indentures.

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

     Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of securities traded on the Mexican Stock Exchange, including our shares and, as a result, are likely to affect the market price of our securities. The peso devaluation most likely had a direct effect on the drop in the market price of the ADSs recorded after the devaluation. See market prices in
Item 9, - "The Offer and Listing." Such fluctuations also would affect the dollar conversion by the depositary of any cash dividends paid in pesos on shares represented by ADSs. Fluctuations in the exchange rate can also affect Iusacell's operating results depending on the terms of its contractual arrangements and the effect of the fluctuation on the specific industries served by Iusacell. See Item 5, "Operating and Financial Review and Prospects--Devaluation and Inflation."

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

E.   TAXATION

GENERAL

     The following is a general summary of material U.S. and Mexican federal income tax consequences of the acquisition, ownership and disposition of Iusacell ADSs, the Iusacell Celular 10% Series B Notes and the Iusacell 14-1/4% Series B Notes, (the "Note" or the "Notes.") This summary does not constitute, and should not be construed as, legal or tax advice to holders of Iusacell ADSs and Notes. This summary does not purport to consider all the possible U.S. or Mexican federal income tax consequences of the purchase, ownership and disposition of the Iusacell ADSs and Notes and is not intended to reflect the individual tax position of any beneficial owner thereof. The summary is based upon Mexican federal tax laws, their regulations and administrative rules issued by the Mexican Ministry of Finance and Public Credit, the Tax Treaty mentioned below and the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service ("IRS") and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of the Iusacell ADSs or Notes.

     This summary of U.S federal income tax consequences is limited to investors who hold the Iusacell ADSs and Notes as "capital assets" within the meaning of section 1221 of the Code (i.e., generally, property held for investment) and does not purport to deal with investors in special tax situations, such as financial institutions, tax exempt organizations, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding notes as a hedge against currency risks or as a position in a "straddle," "conversion transaction," or "constructive sale" transaction for tax purposes, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. In general, for U.S. federal income tax purposes, holders of Iusacell ADSs will be treated as the owners of the series V shares represented by those Iusacell ADSs.

     Holders and prospective purchasers of the Iusacell ADSs or Notes should consult their own tax advisors concerning the application of Mexican and U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Iusacell ADSs and Notes arising under the laws of any state, locality or foreign government or other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means an individual who is a citizen or resident of the United States, a corporation organized in or under the laws of the United States or any of its states, an estate or trust that is subject to United States federal income taxation without regard to the source of its income, and a trust, if both (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust. In the case of a holder of Iusacell ADSs or Notes that is a partnership for United States tax purposes, each partner will take into account its allocable share of income or loss from the Iusacell ADSs or Notes, and will take such income or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

     Mexico and the United States have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income and related Protocols (collectively, the "Tax Treaty"). The Tax Treaty is currently in effect and provisions of the Tax Treaty that may affect holders of Iusacell ADSs or Notes are summarized below. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by the Tax Treaty.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of creditability of Mexican taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

TAXATION OF DISTRIBUTIONS OF IUSACELL ADSS

U.S. Federal Income Tax Considerations

     Distributions paid out of Iusacell's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to the series V shares represented by Iusacell ADSs will be includible in the gross income of a U.S. Holder as ordinary income when the distributions are received by the depositary or by the U.S. Holder of a certificated ADS, and will not be eligible for the dividends received deduction otherwise allowable to U.S. Holders that are corporations. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. Holder's tax basis to the extent of such tax basis, and then as gain from the sale or disposition of a capital asset. A U.S. Holder must include in gross income as ordinary income the gross amount of such dividends, including any Mexican tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. Holder by the Mexican tax authorities. The amount of any dividend paid in pesos will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date the distribution is includible in income, regardless of whether the pesos are converted into U.S. dollars. For U.S. Holders, that date would be the date the depositary receives the dividend, regardless of whether the pesos are converted into U.S. dollars. In addition, if dividends received in pesos are not converted into U.S. dollars on the day they are received, U.S. Holders may recognize foreign currency gain or loss (generally treated as ordinary gain or loss) upon the disposition of such pesos measured by the differences between such U.S. dollar value and the amount realized on such disposition. Distributions generally will constitute foreign source "passive income" (or, in the case of some holders, "financial services income") for U.S. foreign tax credit purposes.

     Subject to certain conditions and limitations, the Mexican tax withheld from dividend payments on Iusacell ADSs (as described below under "--Mexican Tax Considerations") will be treated as foreign income tax that may be deducted from taxable income or credited against a U.S. Holder's U.S. federal income tax liability. However, the Mexican tax may be deducted only if the U.S. Holder does not claim a credit for any Mexican or other foreign taxes paid or accrued in that year. The foreign tax credit provisions are complex, and U.S. holders are urged to consult their own tax adviser as to the availability, if any, of a tax credit or deduction to them.

     Distributions of additional series V shares, if any, to U.S. Holders of Iusacell ADSs that are made as part of a pro rata distribution to all shareholders of Iusacell generally will not be subject to U.S. federal income tax.

Mexican Tax Considerations

     Apart from any liability that may result to Iusacell from our paying of dividends to our shareholders, dividends, either in cash or in any other form, paid with respect to the series V shares represented by Iusacell ADSs, will be subject to 5% Mexican withholding tax based on the amount of the distributed dividend, multiplied by a factor of 1.5385. Such Mexican withholding tax will be withheld from such dividend payment to a shareholder so that the shareholder receives an amount net of any Mexican withholding tax.

TAXATION OF CAPITAL GAINS OF IUSACELL ADSS

U.S. Federal Income Tax Considerations

     In general, upon the sale or other disposition of Iusacell ADSs, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such sale or disposition (if the amount realized is denominated in a foreign currency then its U.S. dollar equivalent, determined at the spot rate on the date of disposition) and the U.S. Holder's adjusted tax basis in the shares (in U.S. dollars). Such gain or loss will be treated as capital gain or loss if the Iusacell ADSs were held as a capital asset and will be long-term capital gain or loss if the Iusacell ADSs have been held for more than one year on the date of such sale or other disposition. For this purpose, a U.S. Holder's holding period for the Iusacell ADSs will generally include its holding period for the Iusacell Celular ADSs. Gain or loss recognized by a U.S. Holder on a sale or other disposition of Iusacell ADSs generally will be treated as U.S. source income for foreign tax credit purposes.

Mexican Tax Considerations

     The sale or other disposition of Iusacell ADSs by holders who are nonresidents of Mexico (as described below) will not be subject to Mexican tax. Deposits of shares in exchange for Iusacell ADSs and withdrawals of shares in exchange for Iusacell ADSs will not give rise to Mexican tax.

     Gains realized by a nonresident of Mexico on the sale or other disposition of shares representing capital stock of a Mexican corporation (like Iusacell) through a recognized stock exchange, such as the Mexican Stock Exchange, are exempt from Mexican income tax if the stock is on the list of publicly-traded shares published by the Ministry of Finance and Public Credit through general rules. The Iusacell series V shares are currently included on that list.

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

     However, even if the sale is not conducted through a recognized stock exchange, pursuant to the Tax Treaty gains realized by qualifying U.S. Holders from the sale or other disposition of shares will not be subject to Mexican income tax so long as:

          - less than 50% of the assets of Iusacell consist of real property situated in Mexico,

          - such U.S. Holder did not own 25% or more of the shares representing capital stock of Iusacell, directly or indirectly, during the 12-month period preceding such disposition, or

          - the gain is not attributable to a permanent establishment or fixed base of the U.S. Holder in Mexico.

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

OTHER MEXICAN TAXES

     There are no inheritance or succession taxes applicable to the ownership, transfer or disposition of Iusacell ADSs or shares. There are no Mexican stamp, registration or similar taxes or duties payable by holders of Iusacell ADSs or shares.

U.S. TAXATION OF NON-U.S. HOLDERS OF IUSACELL ADSS

     In general, subject to the discussion below of special rules that may apply to certain Non-U.S. Holders and the discussion below of backup withholding:

          - payments of dividends and sale proceeds by Iusacell or any paying agent to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax,

          - gain realized by a Non-U.S. Holder on the sale or other disposition of the Iusacell ADSs will not be subject to U.S. federal income tax or withholding tax, and

          - the Iusacell ADSs will not be subject to U.S. federal estate tax, if beneficially owned by an individual who was a Non-U.S. Holder at the time of his death.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Each U.S. Holder who holds ADSs through a broker participating in the Depositary Trust Company, DTC, or indirect participant holding Iusacell ADSs through DTC on behalf of a beneficial owner and each paying agent making payments in respect of Iusacell ADSs will generally be required to provide the IRS with information, including the name, address and taxpayer identification number of the beneficial owner of the Iusacell ADSs, and the aggregate amount of dividends and sale proceeds paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply with respect to certain beneficial owners, including Non-U.S. Holders (who file IRS Form W-8BEN as discussed below), corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts.

     In the event that a beneficial owner of Iusacell ADSs fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, as the case may be, a holder may be subject to backup withholding at the rate of 31% with respect to dividends and proceeds from the sale or disposition of Iusacell ADSs. This backup withholding tax is not an additional tax and any amounts withheld from a payment to a holder of Iusacell ADSs will be refunded (or credited against such holder's U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

     Non-U.S. Holders will generally be exempt from information reporting and backup withholding upon filing a timely and properly completed IRS Form W-8BEN.

     The U.S. Treasury Department has issued final regulations (the "Regulations") that unify current certification procedures and modify reliance standards. The Regulations are generally effective for payments made on or after January 1, 2001. Potential investors and holders of Iusacell ADSs should consult their own tax advisors concerning the adoption of the Regulations and the potential effect on their acquisition, ownership and disposition of Iusacell ADSs.

UNITED STATES TAX CONSEQUENCES TO HOLDERS OF NOTES

     Payments of Interest and Additional Amounts

     Generally, payments of interest and any additional amounts, (i.e.,"gross-up payment") paid by Iusacell or Iusacell Celular, (the "Additional Amounts") will be taxable to a U.S. Holder as ordinary income at the time such payments are accrued or are received, in accordance with the U.S. Holder's regular method of accounting for Federal income tax purposes.

Market Discount

     A Note will be treated as purchased at a market discount (a "Market Discount Note") if the amount for which a U.S. Holder purchased the Note is less than the Notes' stated redemption price at maturity and such excess is greater than or equal to 1/4 of one percent of such Note's stated redemption price at maturity multiplied by the number of complete years to the Note's maturity. If such excess is not sufficient to cause the Notesto be a Market Discount Note, then such excess constitutes "de minimis market discount."

     Any gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such Note. Alternatively, a U.S. Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Note. Such election shall apply to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first year to which the election applies and may not be revoked without the consent of the IRS.

     Market discount accrues on a straight-line basis unless the U.S. Holder elects to accrue such market discount on a constant yield basis. Such an election shall apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. A U.S. Holder of a Market Discount Note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such Note in an amount not exceeding the accrued market discount on such Note until the maturity or disposition of such Note.

Acquisition Premium

     Generally, a U.S. Holder that purchases a Note for an amount that is in excess of its principal amount due at maturity will be considered to have purchased the Note with "amortizable bond premium" equal to such excess. A U.S. Holder of such a Note may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest and Additional Amounts otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess of the taxable year. Any election to amortize bond premium with respect to any Note (or general debt obligation) applies to all taxable debt obligations held by the Holder at the beginning of the first taxable year to which the election applies and to all debt obligations thereafter acquired in all subsequent tax years. The election may not be revoked without the consent of the IRS.

Sale, Exchange or Retirement of a Note

     Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any accrued market discount included in income, and decreased by the amount of any principal payments and any amortizable bond premium applied to reduce interest or Additional Amounts with respect to such Note. Such gain or loss generally will be long-term capital gain or loss if the Note has been held for more than one year at the time of such sale, exchange or retirement.

Foreign Tax Credit and Effect of Withholding Taxes

     Interest and Additional Amounts paid on Notes will constitute income from sources outside the United States, and, with certain exceptions, will be grouped together with other items of "passive" income, for purposes of computing the foreign tax credit allowable to a U.S. Holder. If the interest and Additional Amounts are subject to a withholding tax imposed by a foreign country at a rate of 5 percent or more, the interest and Additional Amounts may be considered "high withholding tax interest" for purposes of computing the foreign tax credit. If a U.S. Holder is predominantly engaged in the active conduct of a banking, insurance, financing, or similar business, the interest and Additional Amounts may be considered "financial services income" for purposes of computing the foreign tax credit.

     A U.S. Holder will be required to include foreign withholding taxes, if any, imposed on payments on a Note (including any Additional Amounts payable by Iusacell or Iusacell Celular) in gross income as interest income. Such treatment will be required regardless of whether, as will generally be true, Iusacel or Iusacel Celular is required to pay additional amounts so that the amount of Mexican withholding taxes does not reduce the net amount actually received by the Holder of the Note.

     Subject to certain limitations, a U.S. Holder may be entitled to a credit against its United States Federal income tax liability, or a deduction in computing its United States Federal taxable income, for foreign income taxes withheld by Iusacel or Iusacel Celular (which, as described above, would include amounts withheld on Additional Amounts paid by Iusacel or Iusacel Celular with respect to Mexican taxes). A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Notes in order to claim a foreign tax credit in respect of such foreign withholding tax.

Non-U.S. Holders of Notes

     Subject to the discussion of backup withholding below, (a) payment of principal, interest and Additional Amounts by the issuer to a Non-U.S. Holder will not be subject to United States Federal income or withholding tax, (b) gain realized by a Non-U.S. Holder on the sale or redemption of the Notes is not subject to United States Federal income tax or withholding tax and (c) the Notes are not subject to United States Federal estate tax, if held by an individual who was a Non-U.S. Holder at the time of his death. Special rules may apply in the case of Non-U.S. Holders (i) that are engaged in a U.S. trade or business,
(ii) that are former citizens or former long-term residents of the United States, "controlled foreign corporation," "foreign personal holding corporations," corporations which accumulate earnings to avoid U.S. Federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons are urged to consult their U.S. tax advisor before acquiring Notes.

Information Reporting and Backup Withholding

     For each calendar year in which the Notes are outstanding, each DTC participant or indirect participant holding an interest in a Note on behalf of a beneficial owner of a Note and each paying agent making payments in respect of a Note will generally be required to provide the IRS with certain information, including such beneficial owner's name, address and taxpayer identification number (either such beneficial owner's Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest, principal and Additional Amounts paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply with respect to certain beneficial owners, including corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts.

     In the event that a beneficial owner of a Note fails to establish its exemption from such information reporting requirement or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, as the case may be, the DTC participant or indirect participant holding such interest on behalf of such beneficial owner or paying agent making payments in respect of a Note may be required to "backup" withhold a tax equal to 31% of each payment of interest, principal and Additional Amounts with respect to Notes. This backup withholding tax is not an additional tax and may be credited against the beneficial owner's United States Federal income tax liability if the required information is furnished to the IRS. Compliance with the identification procedures contained within IRS Form W-8 will establish an exemption from information reporting and backup withholding for those non-U.S. Holders who are not exempt recipients.

     Prospective purchasers of Notes are advised to consult their own tax advisers as to the consequences of acquiring and disposing of the Notes, including, without limitation, (i) the applicability and effect of any state, local or non-U.S. tax laws to which they may be subject, and of any legislative or administrative changes in law, (ii) the United States Federal income tax consequences of foreign withholding taxes by Iusacel or Iusacel Celular (and of the payment by Iusacel or Iusacel Celular of Additional Amounts with respect thereto) and (iii) the availability of a credit or deduction for foreign withholding taxes.

MEXICAN TAX CONSEQUENCES TO HOLDERS OF NOTES.

     The following is a summary of the principal consequences under current Mexican federal tax law, their regulations and administrative rules issued by the Mexican Ministry of Finance and Public Credit and the Tax Treaty, in force as of the date of this report, of the purchase, ownership and disposition of Notes by a Foreign Holder. A "Foreign Holder" is a holder who (i) is not a resident of Mexico for tax purposes and (ii) will not hold Notes or a beneficial interest in Notes in connection with the conduct of a trade or business through a permanent establishment or a fixed base in Mexico.

Taxation of payments of interest and principal

     Under the Mexican Income Tax Law, payments of interest made by Iusacell or Iusacell Celular to a Foreign Holder in respect of their respective Notes will be subject to Mexican withholding taxes assessed at a rate of 10% if, as is the case, the Notes have been registered in the Special Section of the National Registry of Securities and Intermediaries (the "Special Section").

     Under general rules issued by the Ministry of Finance and Public Credit (the "Reduced Rate Regulation"), payments of interest made by Iusacell or Iusacell Celular to Foreign Holders in respect of their respective Notes will be subject to withholding taxes imposed at a rate of 4.9% (the "Reduced Rate") until March 6, 2002 (or thereafter if as has been the case in the past, the effectiveness of a rule equivalent to the Reduced Rate Regulation is extended), regardless of the place of residence or tax regime applicable to the Foreign Holder recipient of the interest, if:

     -    the Notes, as is the case, are registered in the Special Section,

     - Iusacell and Iusacell Celular, as is the case, have timely filed with the Mexican Ministry of Finance and Public Credit information relating to the registration of their respective Notes in the Special Section and to the issuance of their respective Notes; and

     - Iusacell and Iusacell Celular timely file each quarter of the calendar year with the Mexican Ministry of Finance and Public Credit information representing that no "party related" to Iusacell or Iusacell Celular, as the case may be, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of the interest payment, and Iusacell and Iusacell Celular maintain records evidencing compliance with this requirement.

     Under the Reduced Rate Regulation any of the following would be a "party related" to Iusacell or Iusacell Celular, as the case may be: (1) shareholders of Iusacell or Iusacell Celular, as the case may be, that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Reduced Rate Regulation) more than 10% of the voting stock of Iusacell or Iusacell Celular, as the case may be, or (2) corporations if more than 20% of their stock is owned directly or indirectly, individually or collectively by related persons of Iusacell or Iusacell Celular, as the case may be.

     Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the "Treaty Rate") for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty and provided that the Notes are considered to be regularly and substantially traded on a recognized securities market, which is not expected to be the case. During 2001, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to holders of Notes because, as described above, with respect to a United States holder, Iusacell and Iusacell Celular will be entitled to withhold taxes in connection with interest payments under their respective Notes at the Reduced Rate so long as the Reduced Rate Regulation requirements described above are met. From March 2002 and beyond, holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

     Interest paid on Notes held by a non-Mexican pension or retirement fund will be exempt from Mexican withholding tax if the fund (i) has been duly incorporated as a fund pursuant to the laws of its country of origin, (ii) is the effective beneficiary of the interest paid, (iii) is registered with the Mexican Ministry of Finance and Public Credit for that purpose, and (iv) the relevant interest income is exempt from taxes in that country.

     Iusacell and Iusacell Celular, have agreed, subject to the exceptions and limitations contained in the indentures under which the Notes were issued, to pay additional amounts in respect of the Mexican withholding taxes mentioned above to the holders of the Notes. Payment of these additional amounts with respect to the Notes will be subject to Mexican withholding tax at the same rate generally applicable to interest paid in the Notes.

     Under the Mexican Income Tax Law, a Foreign Holder will not be subject to any Mexican income taxes in respect of payments of principal made by Iusacell or by Iusacell Celular in connection with the Notes.

Taxation of the Sale and other Disposition of the Notes

     Under the Income Tax Law it is not clear if a tax will apply to gains resulting from a Foreign Holder's sale or other disposition of Notes. Iusacell believes, but has not verified, that if such tax were to apply, it would be deemed paid when the withholding tax on interest payments on the Notes is paid pursuant to the Income Tax Law of the Reduced Rate Regulation.

Transfer and other taxes

     There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase ownership or disposition of the Notes. A Foreign Holder of Notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Notes, although gratuitous transfers of the Notes may in some circumstances cause a Mexican income tax to be imposed on the recipient.

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable, but see Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Dividend Policy" and Item 8, "Financial Information--Consolidated Statements and Other Financial Information--Dividend Policy."

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

     Iusacell has fixed rate debt under its 14-1/4% senior notes due 2006.

     Iusacell also guarantees variable debt borrowed by its infrastructure equipment purchase subsidiaries under the BNP Paribas Facilities and the Harris Facility. Under the BNP Paribas Facilities, the GIEK-Guaranteed Facility bears interest at six-month LIBOR plus 0.6%, while the Non-GIEK Guaranteed Loan bears interest at six-month LIBOR plus 2.0%. The Harris Facility bears interest at a rate of six-month LIBOR plus 1.25%.

     Iusacell Celular has fixed rate debt under its 10% senior notes due 2004. Iusacell Celular also had, as of December 31, 2000, variable debt which was refinanced in March 2001 with other variable debt.

     The Eximbank Facilities bore interest at a variable rate of six-month LIBOR plus, depending on whether or not the facility was guaranteed by the Export-Import Bank of the United States, either 0.20% or 1.75%.

     The Senior Credit Facility bore interest at a variable rate equal to (at Iusacell Celular's option):

     -    one-, two-, three- or six-month LIBOR plus 2.25%; or

     - an alternate base rate equal to the sum of (i) the highest of the prime rate of The Chase Manhattan Bank, the reserve adjusted secondary market rate for three-month certificates of deposit plus 1% per annum or the Federal Funds effective rate plus 0.5% per annum plus (ii) 1.25% per annum.

     Iusacell Celular's Senior Refinancing Secured Loan bears interest at a variable rate per annum equal to one-, two-, three- or six-month LIBOR (at Iusacell Celular's option) plus a spread ranging from, depending on Iusacell Celular's leverage ratio, of 1.75% to 2.25%.

     Under the terms of the Senior Credit Facility, Iusacell Celular was required to maintain 45% of its debt portfolio at fixed rates or under appropriate floating rate hedging mechanisms. There is no such requirement under the Senior Refinancing Secured Loan. We do not enter into derivative financial contracts for trading or speculative purposes. However, we have managed the exposure to interest rate risk through the use of interest rate collars and the exposure to foreign exchange risk through forward rate contracts.

     In July 1998, Iusacell Celular entered into an interest rate collar agreement on a notional amount of U.S.$35.0 million until July 30, 2002. The collar agreement limits the maximum effective LIBOR cost to 6.12% if six-month LIBOR is lower than 7.12% and 7.12% if LIBOR equals or exceeds that level. On February 26, 1999, Iusacell Celular entered into a second interest rate collar agreement to limit the maximum interest rate Iusacell Celular must pay on U.S.$15.0 million of its floating rate debt until July 2002. Under the terms of this second collar agreement, Iusacell Celular's maximum effective LIBOR cost is limited to 5.82% if six-month LIBOR is lower than 6.82% and, if six-month LIBOR equals or goes above 6.82%, then Iusacell Celular's maximum effective LIBOR cost is limited to 6.82%. These interest rate collar agreements remain applicable to the debt under the Senior Refinancing Secured Loan according to the March 2001 refinancing.

FOREIGN CURRENCY RISK

     Iusacell's primary foreign currency exposure relates to our foreign currency denominated debt. Iusacell's debt obligations are denominated in U.S. dollars while it generates revenues in Mexican pesos. Therefore, Iusacell is exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. The exchange rate of pesos to the U.S. dollar is a freely floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on Iusacell and on our ability to meet our long-term debt obligations. As of December 31, 2000, a hypothetical immediate 10% devaluation of the peso relative to the U.S. dollar, as it relates to

Iusacell's short-term foreign debt principal, would have a Ps.140.3 million (U.S.$14.6 million) unfavorable impact over a one-year period on both earnings and cash flows.

     In December 1999, Iusacell used forward-rate contracts to hedge its exchange rate exposure for U.S.$77.0 million, approximately 50% of the principal and interest payments coming due over the period April 2000 to April 2001. In November 2000, Iusacell entered into another forward-rate contract to hedge its exchange rate exposure for U.S.$15.0 million of principal and interest payments coming due between then and January 2002.

     As of December 31, 2000, Iusacell Celular maintained forward rate contracts for U.S.$48.0 million, hedging approximately 50% of the principal and interest payments due over the period January 2001 to January 2002. These forward rate contracts remain applicable to the debt under the Senior Refinancing Secured Loan.

     The following table summarizes the maturity dates, carrying values and fair values of the debt obligations and the interest rate collar agreements and forward rate contracts as of December 31, 2000, without considering the March 2001 refinancing:

                                                                                                                          FAIR
                                             2001       2002       2003       2004       2005       AFTER      TOTAL      VALUE
                                             ----       ----       ----       ----       ----       -----      -----      -----
                                                                       (in millions of U.S. dollars)
IUSACELL
14.25% Senior Notes......................       -          -          -          -          -       $350.0     $350.0     $339.5
BNP Paribas (Oslo) Giek Guaranteed
Facility.................................       -         $1.3       $2.6       $2.7       $2.7        3.9       13.2       13.2
BNP Paribas (Oslo)  Non-Giek Guaranteed
Loan.....................................       -          0.6        1.1        0.6        -          -          2.3        2.3
Harris Facility..........................       -          -          0.9        0.9        0.8                   2.6        2.6

IUSACELL CELULAR
10.0% Senior Notes.......................       -          -          -        150.0                            150.0      148.4
Senior Credit Facility...................     $91.6       98.2                                                  189.8      189.8
Eximbank Facilities......................
Exim Guaranteed Tranche..................      14.4       14.4       14.4        7.1                             50.3       50.3
Commercial Tranche.......................      25.6                                                              25.6       25.6
Handset Facilities.......................      14.5                                                              14.5       14.5
Interest Rate Collars....................                 50.0                                                   50.0       --
Forward Rate Contracts...................      40.5        7.5                                                   48.0        4.4

     On March 29, 2001, Iusacell Celular refinanced the Senior Credit Facility and the Eximbank Facilities. The following table summarizes the maturity dates, carrying values and fair values of the debt obligations international rate collar agreements and forward rate contracts as of March 31, 2001:


                                                                                                                           FAIR
                                             2001       2002       2003       2004       2005        2006       TOTAL      VALUE
                                             ----       ----       ----       ----       ----        ----       -----      -----
                                                                         (in millions of U.S. dollars)
IUSACELL
14.25% Senior Notes......................       -          -          -          -          -       $350.0      $350.0     $339.5
BNP Paribas (Oslo) Giek Guaranteed
Facility.................................       -         $1.3       $2.6       $2.7       $2.7        3.9        13.2       13.2
BNP Paribas (Oslo) Non-Giek Guaranteed
Loan.....................................       -          0.6        1.4        0.6        -          -           2.3        2.3
Harris Facility..........................       -          -          0.9        0.9        0.8                    2.6        2.6

IUSACELL CELULAR
10.0% Senior Notes.......................       -          -          -        150.0        -          -         150.0      150.0

Senior Refinancing Secured Loan..........                                       99.6      132.8       33.2       265.6      265.6
Handset Facilities.......................      $1.2       12.0                                                    13.2       13.2
Interest Rate Collars....................                 50.0                                                    50.0        6.7
Forward Rate Contracts...................      23.1        7.5                                                    39.0        5.5

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II


ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     See Item 5, "Operating and Financial Review and Prospects--Loan Covenants Waivers and Modifications" for a description of any default and the correspondent waiver.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.  RESERVED

          Not applicable.

ITEM 16.  RESERVED

          Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS


                                                                                                                               PAGE
                                                                                                                               ----
Grupo Iusacell, S.A. de C.V
Report of Independent Accountants ..................................................................................            F-2
Consolidated Balance Sheets--December 31, 2000 and 1999 ............................................................            F-4
Consolidated Statements of Income--Fiscal Years Ended December 31, 2000, 1999
     and 1998 ......................................................................................................            F-6
Consolidated Statements of Changes in Stockholders' Equity--Fiscal Years Ended
     December 31, 2000, 1999 and 1998 ..............................................................................            F-8
Consolidated Statements of Changes in Financial Position--Fiscal Years Ended December 31,
     2000, 1999 and 1998 ...........................................................................................            F-9
Notes to Consolidated Financial Statements .........................................................................            F-11

Grupo Iusacell Celular, S.A. de C.V ................................................................................

Report of Independent Accountants ..................................................................................            F-66
Consolidated Balance Sheets--December 31, 2000 and 1999 ............................................................            F-68
Consolidated Statements of Income--Fiscal Years Ended December 31, 2000, 1999
     and 1998 ......................................................................................................            F-70
Consolidated Statements of Changes in Stockholders' Equity--Fiscal Years Ended
     December 31, 2000, 1999 and 1998 ..............................................................................            F-71
Consolidated Statements of Changes in Financial Position--Fiscal Years Ended December 31,
     2000, 1999 and 1998 ...........................................................................................            F-72

Notes to Consolidated Financial Statements .........................................................................            F-73

Financial Statement Schedules

Report of Independent Accountants on Financial Statement Schedules .................................................            S-I
Schedule II--Valuation and Qualifying Accounts .....................................................................            S-II

                        REPORT OF INDEPENDENT ACCOUNTANTS


Mexico City, February 23, 2001 (except with respect to the matters discussed in Note 20 for which the date is April 4, 2001)


The Board of Directors of
Grupo Iusacell, S. A. de C. V.
(formerly known as Nuevo Grupo Iusacell, S. A. de C. V.)


We have audited the accompanying consolidated balance sheets of Grupo Iusacell,
S. A. de C. V. (the Company) - formerly known as Nuevo Grupo Iusacell, S. A. de
C. V. - and subsidiaries (successor to Grupo Iusacell Celular, S. A. de C. V. and subsidiaries - see Note 1) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4j. to the consolidated financial statements, effective January 1, 2000, the Company and its subsidiaries adopted the guidelines of the revised Bulletin D-4 "Accounting Treatment of Income Tax, Assets Tax and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Iusacell, S. A. de C. V. - formerly known as Nuevo Grupo Iusacell, S. A. de C.
V. - and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of its operations, changes in stockholders' equity and changes in its consolidated financial position for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain respects from accounting principles generally accepted in the United States. In our opinion, based on our audits, application of accounting principles generally accepted in the United States would have affected the determination of the amount shown as net (loss) profit for the year ended December 31, 2000, 1999 and 1998 and the total amount of stockholders' equity as of December 31, 2000 and 1999 to the extent summarized in Note 21 to the consolidated financial statements.


PricewaterhouseCoopers




Juan Manuel Ferron Solis
Audit Partner

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
    (formerly known as Nuevo Grupo Iusacell, S. A. de C. V. and subsidiaries)

                           CONSOLIDATED BALANCE SHEETS
                              (Notes 1, 2, 3 and 4)

         Adjusted for price-level changes and expressed in thousands of constant Mexican pesos as of December 31, 2000


                                                                                                        December 31,
                                                                                         ----------------------------------------
Assets                                                                                          2000                    1999
------                                                                                   ----------------        ----------------
CURRENT ASSETS:
Cash and cash equivalents (Note 4c.)                                                     Ps.      658,165        Ps.    1,255,177
                                                                                         ----------------        ----------------
Current portion of escrow account (Note 10e.)                                                     437,104                 460,561
                                                                                         ----------------        ----------------

Accounts receivable:
Trade, net of Ps.212,341 and Ps.162,653 of  allowance for doubtful accounts in
2000 and 1999, respectively (Note 4d.)                                                            610,250                 771,365
Related parties (Note 5)                                                                            5,544                   9,089
Recoverable taxes and other                                                                       556,174                 661,546
                                                                                         ----------------        ----------------
                                                                                                1,171,968               1,442,000
                                                                                         ----------------        ----------------
Inventories (Note 6)                                                                              238,877                 200,844
                                                                                         ----------------        ----------------
Total current assets                                                                            2,506,114               3,358,582

Investment in associated companies (Note 7)                                                        31,563                  27,498
Property and equipment - Net (Note 8)                                                           8,190,249               7,377,799
Long-term portion of escrow account (Note 10e.)                                                   458,572                 921,121
Other assets - Net (Note 9)                                                                     2,592,914               2,318,637
Excess of cost of investments in subsidiaries over book value - Net of accumulated
amortization of Ps.644,469 in 2000 and Ps.530,902 in 1999 (Note 4i.)                            2,001,025               2,159,892
                                                                                         ----------------        ----------------
Total assets                                                                             Ps.   15,780,437        Ps.   16,163,529
                                                                                         ================        ================
Liabilities and Stockholders' Equity

CURRENT LIABILITIES:
Notes payable (Note 10)                                                                  Ps.      115,317        Ps.      103,497
Current portion of long-term debt (Note 10)                                                     1,287,413                 550,949
Trade accounts payable (Note 11)                                                                  523,810                 698,956
Related parties (Note 5)                                                                          148,596                 126,431
Taxes and other payables                                                                        1,046,602                 994,804
Income tax (Note 12)                                                                               36,550                   1,498
Employee profit sharing (Note 12)                                                                       5                     412
                                                                                         ----------------        ----------------
Total current liabilities                                                                       3,158,293               2,476,547

Long-term debt (Note 10)                                                                        6,242,923               7,971,236
Trade accounts payable, long-term (Note 11)                                                        24,509                      --
Other accounts payable, long-term (Note 4k.)                                                        3,275                   2,582
Commitments and contingencies (Note 13)                                                                --                      --
                                                                                         ----------------        ----------------
Total liabilities                                                                               9,429,000              10,450,365
                                                                                         ----------------        ----------------
STOCKHOLDERS' EQUITY:

Contributed capital (Notes 14, 15 and 16):
Capital stock                                                                                   5,576,814               5,151,615
Capital contributed                                                                             1,273,177                 161,852
                                                                                         ----------------        ----------------
                                                                                                6,849,991               5,313,467
                                                                                         ----------------        ----------------
Earned capital (Note 16):
Accumulated (losses) profits:

Legal reserve                                                                                      18,183                      --
For prior years                                                                                   345,484                      --
For the year                                                                                   (1,075,204)                363,667
                                                                                         ----------------        ----------------
                                                                                                 (711,537)                363,667
                                                                                         ----------------        ----------------
Accumulated effect of deferred taxes                                                              188,612                      --
                                                                                         ----------------        ----------------
Total majority stockholders' equity                                                             6,327,066               5,677,134

Minority interest                                                                                  24,371                  36,030
                                                                                         ----------------        ----------------
Total stockholders' equity                                                                      6,351,437               5,713,164
                                                                                         ----------------        ----------------
Total liabilities and stockholders' equity                                               Ps.   15,780,437        Ps.   16,163,529
                                                                                         ================        ================


The accompanying twenty one notes are an integral part of these consolidated financial statements.

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                              (Notes 1, 2, 3 and 4)

     Adjusted for price-level changes and expressed in thousands of constant
                      Mexican pesos as of December 31, 2000


                                                                                                        Year ended
                                                                                                       December 31,
                                                                                      ---------------------------------------
                                                                                      2000              1999             1998
                                                                                      ----              ----             ----
Revenues:
Services                                                                        Ps.4,981,799        Ps.4,105,278      Ps.2,997,340
Telephone equipment sales and other                                                  506,430             476,112           459,303
                                                                           -----------------    ----------------   ---------------

                                                                                   5,488,229           4,581,390         3,456,643
                                                                           -----------------    ----------------   ---------------
Cost of sales:
Cost of services                                                                   1,402,414           1,170,439           937,951
Cost of telephone equipment sales and other                                          340,992             293,637           245,757
                                                                           -----------------    ----------------   ---------------

                                                                                   1,743,406           1,464,076         1,183,708
                                                                           -----------------    ----------------   ---------------

Gross profit                                                                       3,744,823           3,117,314         2,272,935

Operating expenses                                                                 1,842,850           1,574,253         1,319,004

Depreciation and amortization                                                      2,307,449           1,552,704           972,849

450 Project non cash writedown (Note 18)                                                  --                  --         1,201,176
                                                                           -----------------    ----------------   ---------------

Operating loss                                                                      (405,476)             (9,643)       (1,220,094)
                                                                           -----------------    ----------------   ---------------

Other expenses (income) - Net                                                             --              25,120          (162,401)
                                                                           -----------------    ----------------   ---------------

Integral financing cost (gain):
Interest expense - Net                                                               941,056             317,528           273,351
Foreign exchange loss (gain) - Net                                                    16,076            (173,327)        1,023,651
Gain from monetary position                                                         (431,711)           (721,171)         (830,908)
                                                                           -----------------    ----------------   ---------------
                                                                                     525,421            (576,970)          466,094
                                                                           -----------------    ----------------   ---------------
Equity participation in net loss (gain) of associated companies
and net loss (gain) on sale of equity investments (Note 7)                            18,819              51,877           (30,424)
                                                                           -----------------    ----------------   ---------------
(Loss) profit from continuing operations before assets tax,
income tax,  minority interest and extraordinary item                               (949,716)            490,330        (1,493,363)

Provisions for:
Assets tax                                                                           149,746             144,530            78,590
Income tax                                                                                --             441,081                --
                                                                           -----------------    ----------------   ---------------
Loss from continuing operations before minority interest and
extraordinary item                                                                (1,099,462)            (95,281)       (1,571,953)

Minority interest                                                                     15,767              19,540             6,910
                                                                           -----------------    ----------------   ---------------
Net loss from continuing operations before extraordinary item                     (1,083,695)            (75,741)       (1,565,043)

Extraordinary item:
Amortization of tax loss carryforwards                                                    --             441,081                --
                                                                           -----------------    ----------------   ---------------
Net (loss) profit from continuing operations                                      (1,083,695)            365,340        (1,565,043)

(Profit) loss from discontinued operations (net of Income tax) (Note 19)              (8,491)              1,673            22,572
                                                                           ------------------   ----------------    --------------
Net (loss) profit for the year                                                 (Ps.1,075,204)         Ps.363,667     (Ps.1,587,615)
                                                                           =================    ================     ===--========

Weighted average number of shares of common stock
outstanding (thousands)                                                            1,396,672           1,286,844         1,121,396
                                                                           =================    ================   ===============
Loss per share before extraordinary item (pesos)                                  (Ps. 0.78)            (Ps.0.06)        (Ps. 1.40)
                                                                           ================     ================   ===============
Net (loss) profit per share (pesos)                                               (Ps. 0.77)            Ps. 0.28          (Ps.1.42)
                                                                           ================     ================   ===============


The accompanying twenty one notes are an integral part of these consolidated financial statements.

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                              (Notes 1, 2, 3 and 4)

     Adjusted for price-level changes and expressed in thousands of constant
                      Mexican pesos as of December 31, 2000

                                                                                               Accumulated profits (losses)
                                                        Capital                     ------------------------------------------------
                                                         stock           Capital        Legal
                                                       subscribed     contributions    reserve     Prior years     For the year

Balance at December 31, 1997                          Ps.9,265,683       Ps.88,919     Ps.4,861   (Ps.2,302,053)   (Ps.1,451,970)


Application of 1997 net loss                                                                         (1,451,970)       1,451,970

Increase in capital stock from the capitalization
of stockholders' debt                                    1,291,867

Increase in capital stock through the issuance of
shares under the Executive Stock Purchase Plan                              8,784

Comprehensive loss for the year                                                                                       (1,587,615)
                                                      ------------   ------------    ---------       ----------     ------------
Balance at December 31, 1998                            10,566,334         88,919         4,861      (3,754,023)      (1,587,615)

Application of 1998 net loss                                                                         (1,587,615)       1,587,615

Increase in capital stock from the capitalization
of stockholders' debt                                      427,974

Effects of reorganization                               (6,080,061)       (88,919)      (4,861)       5,341,638

Effects of rights and primary offerings                    237,368        161,852
                                                      ------------   ------------    ---------       ----------     ------------
Comprehensive profit for the year                                                                                        363,667

Balance at December 31, 1999                             5,151,615        161,852           --               --          363,667

Application of 1999 net profit                                                          18,183          345,484         (363,667)

Increase in capital stock from the primary
offering                                                   425,199      1,111,325

Comprehensive loss for the year                                                                                       (1,075,204)
                                                      ------------   ------------    ---------       ----------     ------------
Balance at December 31, 2000                          Ps.5,576,814   Ps.1,273,177    Ps.18,183       Ps.345,484     (Ps1,075,204)
                                                      ============   ============    =========       ==========     ============


                                                                Accumulated
                                                                  effect            Deficit                              Total
                                                                of deferred           from           Minority        stockholders'
                                                                   taxes          restatement        Interest            equity

Balance at December 31, 1997                                                     (Ps.790,834)          Ps.16,801       Ps.4,831,407


Application of 1997 net loss                                                                                                     --

Increase in capital stock from the capitalization
of stockholders' debt                                                                                                     1,291,867

Increase in capital stock through the issuance of shares under the Executive Stock Purchase Plan

Comprehensive loss for the year                                                      (41,369)            (15,808)        (1,644,792)
                                                               ----------         ----------           ---------       ------------
Balance at December 31, 1998                                                        (832,203)                993          4,487,266

Application of 1998 net loss                                                                                                     --

Increase in capital stock from the capitalization
of stockholders' debt                                                                                                       427,974

Effects of reorganization                                                            832,203              23,227             23,227

Effects of rights and primary offerings                                                                                     399,220

Comprehensive profit for the year                                                                         11,810            375,477
                                                               ----------         ----------           ---------       ------------
Balance at December 31, 1999                                                              --              36,030          5,713,164

Application of 1999 net profit                                                                                                   --

Increase in capital stock from the primary
offering                                                                                                                  1,536,524

Comprehensive loss for the year                                Ps.188,612                                (11,659)          (898,251)
                                                               ----------         ----------           ---------       ------------
Balance at December 31, 2000                                   Ps.188,612         Ps.    --            Ps.24,371       Ps.6,351,437
                                                               ==========         ==========           =========       ============


The accompanying twenty one notes are an integral part of these consolidated financial statements.

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                              (Notes 1, 2, 3 and 4)

     Adjusted for price-level changes and expressed in thousands of constant
                      Mexican pesos as of December 31, 2000


                                                                                                  Year ended
                                                                                                 December 31,

Operating activities:                                                             2000               1999               1998

Loss from continuing operations before extraordinary item                      (Ps1,083,695)        (Ps.75,741)     (Ps.1,565,043)
Items not requiring the use of resources:
Depreciation and amortization                                                     2,307,449          1,552,704            972,849
450 Project non cash writedown                                                           --                 --          1,201,176
Equity participation in net loss (gain) of associated companies and
net loss (gain) on sale of equity investments                                        18,819             51,877            (30,424)
Minority interest                                                                   (15,767)           (19,540)            (6,910)
                                                                               --------------       ------------    ---------------
                                                                                  1,226,806          1,509,300            571,648
Resources (used for) provided by operating activities:
Trade accounts receivable                                                           161,115           (400,365)           (74,132)
Related parties                                                                      25,710            (21,365)            86,063
Recoverable taxes and other                                                         105,372             59,736           (393,100)
Inventories                                                                         (38,033)            25,588            122,778
Trade accounts payable                                                             (150,637)          (372,251)            43,399
Taxes and other payables                                                             51,798             68,020            453,866
Income tax                                                                           35,052            (57,679)            46,355
Employee profit sharing                                                                (407)               405               (108)
Other                                                                                   693               (544)              (208)
                                                                               --------------       ------------    ---------------
Resources provided by operating activities before extraordinary
item and discontinued operations                                                  1,417,469            810,845            856,561

Amortization of tax loss carryforwards                                                   --            441,081                 --
Profit (loss) from discontinued operations                                            8,491             (1,673)           (22,572)
                                                                               --------------       ------------    ---------------
Resources provided by operating activities                                        1,425,960          1,250,253            833,989
                                                                               --------------       ------------    ---------------
Financing activities:

Proceeds from long-term debt                                                        148,842          3,980,380          1,349,367
Principal payments on long-term debt                                             (1,140,691)                --            (28,417)
Increase (decrease) in notes payable                                                 11,820           (805,010)           904,639
Effect of rights and primary offerings                                            1,536,524            399,220                 --
Accumulated effect of deferred taxes                                                188,612                 --                 --
Increase in capital stock from the capitalization of stockholders' debt                  --            427,974          1,291,867
Increase in capital stock through the issuance of shares under the
Executive Employee Stock Purchase Plan                                                   --                 --              8,784
                                                                               --------------       ------------    ---------------
Resources provided by financing activities                                          745,107          4,002,564          3,526,240
                                                                               --------------       ------------    ---------------
Investing activities:

Purchase of property and equipment                                               (2,050,138)        (1,636,884)        (2,884,343)
(Purchase) sale of common stock of associated companies                             (18,776)            (5,810)            13,439
Purchase of PCS frequencies                                                              --                 --           (603,500)
Increase in telephones to be amortized                                           (1,042,279)          (826,223)          (676,422)
Decrease (increase) in escrow account                                               486,006         (1,381,681)                --
Purchase of other assets                                                           (142,892)          (459,393)           (67,610)
                                                                               --------------       ------------    ---------------
Resources used for investing activities                                          (2,768,079)        (4,309,991)        (4,218,436)
                                                                               --------------       ------------    ---------------

Net (decrease) increase in cash and cash equivalents                               (597,012)           942,826            141,793

Cash and cash equivalents at the beginning of the year                            1,255,177            312,351            170,558
                                                                             ---------------- ------------------  -----------------
Cash and cash equivalents at the end of the year                                 Ps.658,165       Ps.1,255,177         Ps.312,351
                                                                             ================ ==================  =================


The accompanying twenty one notes are an integral part of these consolidated financial statements.

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
    (formerly known as Nuevo Grupo Iusacell, S. A. de C. V. and subsidiaries)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 1999 AND 1998


   Except as otherwise noted, adjusted for price-level changes and expressed
        in thousands of constant Mexican pesos as of December 31, 2000.
               Amounts expressed in U.S. Dollars are in thousands.



NOTE 1 - ENTITY AND NATURE OF BUSINESS:


As a part of the recapitalization and restructuring plan of Grupo Iusacell, S.
A. de C. V., a new holding company, Nuevo Grupo Iusacell, S. A. de C. V. was incorporated on August 6, 1998 to acquire and hold all of the outstanding shares of Grupo Iusacell, S. A. de C. V. On March 1, 2000 both companies changed their names: Nuevo Grupo Iusacell, S. A. de C. V. changed its name to Grupo Iusacell,
S. A. de C. V. (New Iusacell or the Company), and Grupo Iusacell, S. A. de C. V. changed its names to Grupo Iusacell Celular, S. A. de C. V. (Old Iusacell). In July 1999, New Iusacell initiated an offer to exchange its two series of common stock for the four series of common stock of Old Iusacell then outstanding on a one for one basis. As a result of the exchange, New Iusacell acquired 99.5% of Old Iusacell shares when the offer expired on August 10, 1999.

Prior to the exchange offer, New Iusacell had nominal assets and liabilities and no operations. New Iusacell also did not have any contingent liabilities or commitments. For accounting purposes, New Iusacell is the successor business to Old Iusacell, and the figures presented in the financial statements and notes for dates prior to the exchange offer are the consolidated financial information of Old Iusacell and its subsidiaries. New Iusacell and its subsidiaries (Old Iusacell and its subsidiaries prior to the recapitalization) are referred to collectively herein as the Group.

Immediately after the first exchange offer, New Iusacell completed both a rights offer of 18,405,490 shares of its series V common stock, raising U.S.$12,884 in proceeds, and a primary offer of 23,596,780 shares of its series V common stock, raising U.S.$23,847 in net proceeds (after commissions). Total net proceeds to the Company from the rights and primary offerings amounted to Ps.399,220 (U.S.$36,731). New Iusacell's principal shareholders sold an aggregate of 101,403,220 shares of its series V common stock, resulting in a 40.4% ownership interest for each such shareholder.

On February 1, 2000, New Iusacell launched a second exchange offer and at its conclusion, Old Iusacell's ADS depositary, The Bank of New York, converted the remaining, non-exchanged Old Iusacell ADSs into New Iusacell shares. As a result of these transactions, New Iusacell increased its ownership in Old Iusacell to 99.99%.

In April 2000, New Iusacell launched a primary public offering under which New Iusacell sold 10,529,700 series V ADSs at a price of U.S.$.015125 per ADS raising Ps.1,536,524 (U.S.$159,370) in net proceeds.

On June 15, 2000, New Iusacell launched a private purchase offer under which the Company expected to purchase the remaining Old Iusacell shares not tendered during the two exchange offers. Pursuant to this private offer, New Iusacell purchased a total of 9,717 series L shares of Old Iusacell and 392 series D shares of Old Iusacell. When this offer expired on September 29, 2000, there were 38,684 shares of Old Iusacell not owned by New Iusacell. These 38,684 shares represent 0.002% of the total outstanding shares of Old Iusacell at December 31, 2000.

Old Iusacell is a holding company incorporated on October 6, 1992. Its subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in four contiguous market areas (each a Region) in central Mexico. Old Iusacell holds the non-wireline cellular concessions for Region 5 (Guadalajara), Region 6 (Leon), Region 7 (Puebla) and a cellular authorization for Region 9 (Mexico City).

In October 1995, a subsidiary of New Iusacell received a concession from the Mexican government to operate as a long distance carrier and began offering long distance service in August 1996. During 1996, Old Iusacell also signed a joint venture agreement for the operation of a business to provide nationwide and international paging services. The joint venture began to provide paging services in August 1996. In May 1998, a subsidiary of Old Iusacell acquired frequencies through auctions conducted by the Mexican government to provide wireless personal communication services (PCS) in Regions 1 and 4 in northern Mexico. As a result of a capital contribution from New Iusacell, this concessionaire is now a subsidiary of New Iusacell.

In February 1997, after execution of a definitive agreement between Old Iusacell's principal shareholders and approval by the Mexican government, Bell Atlantic Corporation (Bell Atlantic) assumed management control of Old Iusacell from Carlos Peralta and companies and individuals controlled by or related to him (together, the Peralta Group).

On June 30, 2000, Bell Atlantic and GTE Corporation, completed their merger, creating Verizon Communications Inc. (Verizon). References made to Verizon with respect to dates prior to June 30, 2000 are references to Bell Atlantic prior to its acquisition of GTE Corporation. Verizon and the Peralta Group hold substantial ownership interests (direct or indirect) in New Iusacell.

On January 5, 2001, New Iusacell announced that the Peralta Group had informed the Company that it had agreed to sell its 34.5% ownership in New Iusacell to the Vodafone Group Plc. This transaction is subject, among other things, to the authorization of the Mexican regulatory agencies and to the finalization of a shareholders' agreement between Vodafone and Verizon.

Summary

The subsidiaries of New Iusacell which are included in the consolidated financial statements are as follows:

                                                                             Economic interest
                                                                           (direct or indirect)
                                                                             as of December 31

                        Subsidiary                                         2000            1999

                                                                           (%)             (%)

Old Iusacell                                                                100             100
S.O.S. Telecomunicaciones, S. A. de C. V. (Region 9)                        100             100
Iusacell, S. A. de C. V.                                                    100             100
Sistecel, S. A. de C. V.                                                    100             100
Comunicaciones Celulares de Occidente,  S. A. de C. V. (Region 5)           100             100
Sistemas Telefonicos Portatiles Celulares, S. A. de C. V. (Region 6)        100             100
Telecomunicaciones del Golfo, S. A. de C. V.  (Region 7)                    100             100
Inflight Phone de Mexico, S.A de C. V.                                      100             100
Inmobiliaria Montes Urales 460, S. A. de  C. V.                             100             100
Mexican Cellular Investments, Inc.                                          100             100
Iusanet, S. A. de C. V.                                                     100             100
Promotora Celular, S. A. de C. V.                                           100             100
Iusatelecomunicaciones, S. A. de C. V.                                       95              95
Iusatel, S. A. de C. V.                                                      95              95
Grupo Iusacell Nicaragua, S. A.                                             100             100
Cellular Solutions de Mexico, S. A. de C. V.                                 --             100
Satelitron, S. A. de C. V.                                                   65              65
Infotelecom, S. A. de C. V.                                                  49              49
Punto a Punto Iusacell, S. A. de C. V.                                       95              95
Iusacell PCS, S. A. de C. V. (Regions 1 and 4)                               95              95
Iusacell Infraestructura, S. A. de C. V.                                    100              --
Iusacell Arrendadora, S. A. de C. V.                                        100              --
Iusacell Infraestructura de Mexico, S. A. de C. V.                          100              --

NOTE 2 - ACQUISITIONS, DISPOSITIONS AND GROUP STRUCTURE:

During 1999, Renta-Cell, S. A. de C. V. was merged into Promotora Celular, S. A. de C. V. The merger was recorded based on the financial statements of both subsidiary companies as of March 31, 1999.

In December 1998, the Group increased its ownership in Cellular Solutions de Mexico, S. A. de C. V. (Cellular Solutions) from 68% to 100% by acquiring the remaining 32% interest from the other shareholder, an alternate director of New Iusacell. This interest was acquired in anticipation of the discontinuance of Cellular Solutions (see Note 19). The cost of this acquisition was Ps.4,284, all of which represented the excess of investment cost over book value. The amount of such excess was included in Cellular Solutions' loss from discontinued operations for the year ended December 31, 1998.

In November 1999, the Group liquidated its investment in Compania Colombiana de Telefonia Celular, S. A. (Telecel) and recorded a loss of Ps.54,235.

During 2000, the Company incorporated three new subsidiaries: Iusacell Infraestructura, S. A. de C. V. and Iusacell Infraestructura de Mexico, S. A. de
C. V., for the purchase and lease of communications equipment, and Iusacell Arrendadora, S. A. de C. V., for the lease and sublease of towers.

In 2000, Cellular Solutions was merged into Iusacell, S. A. de C. V. The merger was recorded based on the financial statements of both subsidiary companies as of December 31, 2000.

Group Structure

Under the laws established by the Mexican government related to Verizon's assumption of management control, Old Iusacell may not own the majority of the voting stock of companies that hold concessions to provide telecommunications services other than cellular service. As of November 1998, Old Iusacell and Jose Ramon Elizondo, a director of New Iusacell (the Mexican National), entered into a joint venture formation agreement (the Agreement) pursuant to which they agreed to participate together in the microwave frequencies leasing, long distance, local telephony, PCS and paging businesses. Old Iusacell and the Mexican National agreed that Old Iusacell would own 94.9% of the economic interest and 49% of the voting shares of Iusatel, S. A. de C. V. (Iusatel), the Group's long distance concessionaire, Iusatelecomunicaciones, S. A. de C. V. (Iusatelecomunicaciones), the Group's fixed wireless local telephony operation, Punto-a-Punto Iusacell, S. A. de C. V. (Punto-a-Punto Iusacell), a microwave frequencies concessionaire and Iusacell PCS, S. A. de C. V. (Iusacell PCS), which holds concessions for 1.9GHz (PCS) frequencies in Regions 1 and 4. The Mexican National would own 5.1% of the economic interest and 51% of the voting shares of these companies. In addition, the Mexican National agreed to purchase a 2% economic and voting interest in Infotelecom, S. A. de C. V. (Infotelecom), a paging company, at cost, from Old Iusacell, which would continue to hold a 49% economic and voting interest in such company. The Mexican National completed the purchase of Infotelecom in December 1998 for Ps.28.

In December 1995, Old Iusacell signed a joint venture agreement with Infomin, S.
A. de C. V. (Infomin), a Mexican company which holds a fifteen-year concession to provide nationwide and international paging services through July 2009. Pursuant to this agreement, in March 1996, Old Iusacell and Infomin established a joint venture company, Infotelecom. As of December 31, 2000, Infotelecom is owned 49%, 49% and 2%, by Old Iusacell, Banorte, S. A. (which acquired Infomin's interest in Infotelecom in exchange for the retirement of debt) and the Mexican National, respectively. Under the Infotelecom joint venture agreement, Old Iusacell committed to contribute up to U.S.$10,500. As of December 31, 2000 and 1999, Old Iusacell had invested U.S.$10,500 and U.S.$10,000, respectively. This agreement establishes the individual and joint responsibilities of the partners. If a partner does not fulfill its responsibilities, sanctions could cause such partner to lose its investment and incur a penalty of up to U.S.$1,000.

In October 1997, Old Iusacell and the Mexican National incorporated Punto a Punto Iusacell, a company which participates in government auctions for microwave frequencies and operates concessions acquired in those auctions. Punto a Punto Iusacell acquired three concessions in the short haul microwave frequencies auction concluded in October 1997 and in January 2000 acquired the right to use long haul microwave frequencies won at auction by a third party.

In June 1998, Old Iusacell and the Mexican National incorporated Iusacell PCS, a company formed to participate in government auctions for frequencies in the 1.9 GHz band. Iusacell PCS acquired concessions in Regions 1 and 4 in such auctions, which were concluded in May 1998.

In November 1998, pursuant to the Agreement, the Mexican National acquired 51% of the voting shares of each of Iusatel and Iusatelecomunicaciones for Ps.27,382 and Ps.9,367, respectively. The shares of Infotelecom, Punto a Punto Iusacell, Iusacell PCS, Iusatel and Iusatelecomunicaciones (each a Non-Cellular Subsidiary and together, the Non-Cellular Subsidiaries) acquired by the Mexican National pursuant to the Agreement are or will be illiquid. As a result, Old Iusacell agreed to grant the Mexican National, from and after June 30, 2002 (or sooner under certain circumstances), the right to put all, but not less than all, shares in any one or more Non-Cellular Subsidiary to Old Iusacell for an amount equal to his investment in the corresponding Non-Cellular Subsidiary, his cost of money to finance such investment or investments plus, for each year of his investment, 4% of his investment amount, grossed up with respect to any applicable Mexican income taxes. In return, the Agreement also contains a call option which provides Old Iusacell the right at any time to call the Mexican National's interest in these companies at the same price as if the put were exercised, subject to any legal requirement to have another mexican national purchase of the shares subject to the call option.

The Mexican National does not have the unilateral right to approve actions at the shareholder or board level of the Non-Cellular Subsidiaries. Under each company's by-laws, all shareholder or board action must also be approved by the majority of the shares held by Old Iusacell (or New Iusacell) or a majority of the board members designated by Old Iusacell (or New Iusacell), respectively.

The Agreement, together with each joint venture company's by-laws, enable Old Iusacell or New Iusacell, as the case may be, to have management control over the day-to-day operations and financial administration of the Non-Cellular Subsidiaries. The Mexican National cannot alone, among other things, select, terminate or determine the compensation of management or establish operating and capital decisions in the ordinary course of business.

Consequently, the Group consolidates the Non-Cellular Subsidiaries in accordance with Bulletin B-8, "Consolidated and Combined Financial Statements and valuation of permanent investments" issued by the Mexican Institute of Public Accountants
(MIPA), which provides that, in the event that majority ownership of a company's voting shares does not exist, control over the day-to-day operations and financial administration of that company may be achieved by other means. Since the Group has such other arrangements in place with the majority shareholder, the requirement for consolidation under Generally Accepted Accounting Principles in Mexico (Mexican GAAP) is satisfied.

NOTE 3 - BASIS OF PRESENTATION:

a.   Basis of presentation

     The Group's consolidated financial statements have been prepared in conformity with Mexican GAAP. The consolidated financial statements have been presented in thousands of constant Mexican pesos as of December 31, 2000 as required by Bulletin B-10 "Recognition of the Effects of Inflation on Financial Information", as amended, issued by the MIPA (Bulletin B-10).

b.   Consolidated financial statements

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

c.   Use of estimates

     The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 4 - ACCOUNTING POLICIES:

A summary of the Group's significant accounting policies is as follows:

a.   Monetary unit

     The financial statements are presented in Mexican pesos (Ps.), the currency that, based on Mexican laws, must be used to prepare the accounting records of the Company and its Mexican subsidiaries.

b.   Effects of inflation on the financial statements

     The consolidated financial statements of the Group have been prepared in accordance with Bulletin B-10. The Third Amendment to Bulletin B-10, effective for fiscal years beginning January 1, 1990, requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

     - The balance sheet amounts as of December 31,1999 presented in the consolidated financial statements have been restated to constant Mexican pesos as of December 31, 2000 based on the National Consumer Price Index
        (NCPI) published by Banco de Mexico (the Mexican Central Bank).

     - Consolidated income statements for the current and prior years have been restated to constant Mexican pesos as of December 31, 2000 using the NCPI from the periods in which the transactions (income and expenses) occurred.

     - Bulletin B-12, "Statement of Changes in Financial Information", issued by the MIPA (Bulletin B-12), addresses the presentation of the statement of changes in financial position when financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Bulletin B-12 identifies the origin and application of resources representing differences between beginning and ending balance sheet amounts in constant Mexican pesos, excluding the effect of holding non-monetary assets. Bulletin B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating or financing activities.

     The items that originate from the recognition of effects of inflation on financial information are as follows:

     Restatement of non-monetary assets:

     Inventories are valued at the average price of the purchases made during the period and are restated using the NCPI, without exceeding net realizable value.

     Based on the Fifth Amendment to Bulletin B-10, effective January 1, 1997, property and equipment (net) and depreciation for the year are restated using the NCPI, without exceeding net realizable value.

     Property and equipment are depreciated using the straight-line method, based on the restated values. The average annual rates of depreciation used by the Group are as follows:

                                                        2000            1999
                                                        ----            ----
                                                        (%)             (%)

     Buildings and facilities                             4                4
     Communications equipment                             9                9
     Furniture and fixtures                               9                9
     Transportation equipment                            18               18
     Computer equipment                                  28               21
     Cellular rental telephones                          25               25

     Investments in associated companies are accounted for using the equity method based on the associated company's equity and are adjusted for the effects of inflation in accordance with Bulletin B-10.

     Restatement of stockholders' equity:

     The contributed and earned capital accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 2000.

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

c.   Cash and cash equivalents

     Cash and short-term investments consist primarily of short-term, fixed rate investments and bank deposits. The Group invests its excess cash in deposits with major banks. The investments are carried at cost plus accrued interest, approximating market value. These investments are highly liquid cash equivalents, having a maturity of ninety days or less when acquired.

d.   Allowance for doubtful accounts

     The Group cancels service to customers with invoices that are 60 days past due. The allowance for doubtful accounts represents the Group's estimate of the probable loss inherent in all accounts receivable due to general historical trends of customer performance and factors surrounding the specific customer's credit risk. The Group wrote off accounts receivable for Ps.40,859, Ps.20,581 and Ps.64,838 in 2000, 1999 and 1998,
     respectively. The charge to income for the year in order to increase the allowance for doubtful accounts amounted to Ps.90,547, Ps.101,079 and Ps.33,683 in 2000, 1999 and 1998, respectively.

e.   Investment in associated companies

     The Group carries long-term investments in associated companies in which the Group owns between 20% and 50% of the company's voting common stock and over which the Group can exercise significant influence. Such investments are accounted for using the equity method. As described in Note 2, the Company has consolidated the Non-Cellular Subsidiaries, in which the Group owns less than 50% of the voting common stock, because it exercises management control over their day-to-day operations and financial administration. Under the equity method such investments are carried at cost adjusted for the Company's share of the net income or losses of these companies and the effects of restatement of non-monetary assets in the associated companies. The effects of transactions with such associated companies are eliminated before applying the equity method.

f.   Cellular Telephones

     The cost of cellular telephones given to customers under exclusive service contracts is amortized based on the nature and terms of the service contracts to match costs with the timing of earned revenues. The cost of such telephones is included in other assets, net of accumulated amortization, not to exceed market value.

     At the end of the contract term, the cellular telephone is kept by the customer. In the event of an early termination of an exclusive service contract, the customer either (i) is required to return the phone to the Group or (ii) acquires the telephone at its book value on the date of termination.

     The cost of cellular telephones sold to customers is recorded as cost of sales based on the average cost of such telephones. Telephones leased to customers are included in fixed assets and are depreciated over the initial lease period, generally two years.

g.   Concessions

     Costs related to the acquisition of concessions granted by the Mexican government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on a straight-line basis over the initial term of the respective concession. The Mexican government requires the Group's compliance with the specific terms of each concession. Through December 31, 2000 the Group had complied substantially with such requirements, except for certain informational requirements of the Mexican authorities. The Group believes that such noncompliance does not expose it to any risk of concession forfeiture, or any other material liability.

h.   Advertising

     Advertising costs are expensed as incurred. The cost of prepaid media advertising (including television air time, magazine, directory and other print media) is deferred and recorded in other assets until the advertising airtime or space is used, at which time such cost is recognized as an operating expense. Advertising expense amounted to Ps.335,106, Ps.249,372 and Ps.221,340 for 2000, 1999 and 1998, respectively.

i.   Excess of cost of investment in subsidiaries over book value

     The excess of cost over the book value of net assets of acquired subsidiaries is amortized on a straight-line basis over twenty years. Amortization expense was Ps.158,044, Ps.184,888 and Ps.132,708 in 2000, 1999 and 1998, respectively.

     The carrying amount of such excess cost applicable to each acquired subsidiary is reviewed if the facts and circumstances suggest that it might be impaired.

j.   Income taxes and employee profit sharing

     As of January 1, 2000, the Group adopted the provisions of revised Bulletin D-4 "Accounting treatment of Income Tax, Assets Tax and Employee Profit Sharing" issued by the MIPA, (Bulletin D-4). This revised Bulletin significantly modifies the previous accounting treatment for the calculation of deferred taxes by the partial liability method to a method based on comprehensive assets and liabilities. The new method requires the recognition of future tax consequences based on the difference between the financial statements and tax bases of assets and liabilities -temporary differences- as of the date of the financial statements.

     The accumulated effect at the beginning of the year, because the above-mentioned effect, increased the deferred tax asset by Ps.173,102 and increased stockholders' equity by the same amount; there was no effect for the year ended December 31, 2000 since the Company decided not to increase the net deferred income tax asset but create an allowance to reduce the value of the tax losses carryforward (see Note 12).

     Employee profit sharing is a statutory labor obligation payable to employees and determined for each subsidiary with employees, on its pretax income as adjusted in accordance with the provisions of Mexican labor and tax laws.

k.   Seniority premiums

     In accordance with Mexican labor law, the Group's employees are entitled to seniority premiums upon retirement after 15 years of service or upon dismissal, disability or death. The Group follows Bulletin D-3, "Labor Obligations", issued by the MIPA (Bulletin D-3). Under Bulletin D-3, the actuarially determined projected benefit obligation is computed using estimates of salaries that will be in effect at the time of payment.

     Personnel not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. At December 31, 2000, the average seniority of the eligible employees was less than 4 years. The Group's liability and related costs for seniority premiums are immaterial for all periods presented.

     In accordance with Mexican labor law, the Group is liable for severance payments to employees who are dismissed under certain circumstances. Such compensation is expensed when paid.

     The Group has no employee pension plans and does not provide for post-retirement benefits.

l.   Earnings (loss) per share

     Effective January 1, 1997, Bulletin B-14, "Earnings per Share", issued by the MIPA (Bulletin B-14), requires disclosure in the income statement of the net earnings (loss) per share, and the per share effect of any extraordinary item affecting the net profit or loss for the year. Such per share amounts must be calculated based on the weighted average number of shares of common and/or preferred stock outstanding.

m.   Revenue recognition

     Cellular air time is recorded as revenue as service is provided except for revenue from the sale of prepay cards which is recognized at the date of sale. The Group recognizes the revenue on the sale of prepay cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepay cards is not significant, i.e., approximately 1 month or less, and it is not material to results of operations for all periods presented. Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

n.   Foreign currency transactions

     Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities denominated in foreign currencies are translated to Mexican pesos using the exchange rates in effect at the time of settlement or valuation at each balance sheet date, with the resulting exchange differences being recognized as exchange gains or losses.

o.   Comprehensive income (loss)

     During 2000, the Company anticipated the adoption of Bulletin B-4 "Comprehensive income", issued by the MIPA, (Bulletin B-4), effective January 1, 2001. Based on Bulletin B-4, the comprehensive income (loss) includes the Company's consolidated net loss and any other item that, because of specific accounting guidance, is recorded directly as a part of stockholders' equity, and which are not capital stock increases, decreases and/or distributions.

     The comprehensive income (loss) line included in the consolidated statement of stockholders' equity represents the result of the performance of the Group during the year and includes the consolidated net loss for the year, the recognition of inflation effects on financial information and the minority interest for the year, and for 2000, the effect on the adoption of the new Bulletin D-4.

NOTE 5 - RELATED PARTIES:

The Peralta Group and Verizon hold substantial ownership interests in the Company. In addition, the Peralta Group holds ownership interests in various other entities, primarily Industrias Unidas, S. A. de C. V. (IUSA) and related entities, which are customers of or suppliers to the Group.

A summary of related party accounts and notes receivable, including interest, as of December 31, is as follows:

                                           2000                     1999
                                           ----                     ----

IUSA and related entities            Ps.       5,544           Ps.       9,089
                                     ---------------           ---------------
Total                                Ps.       5,544           Ps.       9,089
                                     ===============           ===============

Accounts receivable result from the financing of related parties' operations, the sale of cellular telephone services and operating lease contracts.

Accounts and notes payable to related parties, including interest, as of December 31, are as follows:

                                           2000                     1999
                                           ----                     ----

Verizon                             Ps.        148,596       Ps.        126,431
                                    ------------------       ------------------
Total                               Ps.        148,596       Ps.        126,431
                                    ==================       ==================

Accounts payable result from services rendered by the seconded employees assigned by Verizon.

In July 1997, Verizon agreed to provide Old Iusacell with subordinated convertible debenture financing in an aggregate amount of up to U.S$150,000. U.S.$132,500 was drawn down by Old Iusacell in 1998 and 1999. The principal amount of these debentures were converted into Old Iusacell series A shares (see
Note 10).

Following is an analysis of the related party transactions described above:

                                                      Years ended, December 31,

                                             2000               1999                1998
                                             ----               ----                ----
Service revenue                       Ps.         11,579   Ps.       15,531  Ps.       17,916
Lease income                                          --              4,588            13,591
                                      ------------------   ----------------  ----------------
Total income                          Ps.         11,579   Ps.       20,119  Ps.       31,507
                                      ==================   ================  ================
Cellular telephones repair expenses   Ps.         16,612   Ps.           --  Ps.           --
Technical expenses                                85,210              6,020            53,881
Lease expenses                                     7,418              6,127             3,097
Interest expense                                      --                 --            13,751
                                      ------------------   ----------------  ----------------
Total expenses                        Ps.        109,240   Ps.       12,147  Ps.       70,729
                                      ==================   ================  ================

NOTE 6 - INVENTORIES:

As of December 31, inventories consisted of the following:

                                             2000                 1999
                                             ----                 ----

Cellular telephones and accessories   Ps.        284,893   Ps.        211,174
Less: Allowance for obsolete and
slow-moving inventories                          (49,166)              (8,545)
                                      ------------------   ------------------
Net                                              235,727              202,629

Advances to suppliers                              3,150               (1,785)
                                      ------------------   ------------------
Total inventories                     Ps.        238,877   Ps.        200,844
                                      ==================   ==================

NOTE 7 - INVESTMENT IN ASSOCIATED COMPANIES:

On September 30, 1997, the Group sold its direct and indirect interests in Ecuadorian cellular and paging companies, Consorcio Ecuatoriano de Telecomunicaciones, S. A. (Conecel) and Corptilor, S. A. The Group received U.S.$2,000, net of taxes, in respect to its indirect interests in Conecel during 1998, resulting in a gain of Ps.19,819.

As of December 31, the Group's investment in associated companies is as follows:

                                               2000                  1999
                                     -----------------------  ---------------------

           Entity                     Ownership   Investment  Ownership  Investment
------------------------------------- ---------   ----------  ---------  ----------

Editorial Celular, S. A. de C. V.     40.00%     Ps. 14,450    40.00%    Ps. 11,404
AMCEL                                    --          14,069       --         14,492
Other                                    --           3,044       --          1,602
                                                 -----------             ----------

                                                 Ps. 31,563              Ps. 27,498
                                                 ===========             ==========

Summarized financial information for these associated companies accounted for by the equity method as of December 31, 2000, 1999 and 1998 and for the years then ended, is as follows:

                                              2000         1999        1998
                                              ----         ----        ----

Total assets                                Ps.30,617   Ps.21,053   Ps.15,048
Total liabilities                               8,096       4,273       3,091
Revenues                                       44,379      42,349      42,186
Gross profit                                   20,302      20,548      21,375
Net income                                      5,936       5,622       7,952
Group's share of net (losses) earnings        (18,819)      2,358       3,181
(Loss) gain on sale of equity investments          --     (54,235)     27,243

NOTE 8 - PROPERTY AND EQUIPMENT, NET:

a.  At December 31, property and equipment, net consisted of:

                                              2000                 1999
                                              ----                 ----

    Buildings and facilities            Ps.    1,538,235     Ps.    1,523,837
    Communications equipment                   8,251,062            6,568,366
    Furniture and fixtures                       175,513              167,241
    Transportation equipment                      61,404               58,492
    Computer equipment                         1,094,301              532,460
    Cellular rental telephones                     1,340                1,340
                                        ----------------     ----------------

                                              11,121,855            8,851,736
    Accumulated depreciation                  (4,030,367)          (2,895,291)
                                        ----------------     ----------------

                                               7,091,488            5,956,445
    Land                                          57,281               55,727
    Construction in progress                     894,937            1,170,470
    Advances to suppliers                        146,543              195,157
                                        ----------------     ----------------

                                        Ps.    8,190,249     Ps.    7,377,799
                                        ================     ================

b. Depreciation expense was Ps.1,237,688, Ps.755,201 and Ps.414,161 for 2000, 1999 and 1998, respectively. In addition, as described in Note 18, the Ps.350,131 charge for the write-down of the Project 450 fixed assets in 1998 is included in the caption titled Project 450 non-cash write-down in the accompanying income statement.

c. On February 23 2001, the Company completed the sale of a portion of its towers to MATC Celular S. de R. L. de C. V. (an affiliated company of American Tower Corporation) (MATC Celular); under this agreement, the Company and some of its subsidiaries, sold to MATC Celular communications equipment (transmission towers) for a total amount of U.S.$25,550. As a part of this agreement, a subsidiary of New Iusacell signed a lease contract for the same towers with MATC Celular for a minimum mandatory term of ten years, a term that could be automatically extended for two additional terms of five years each. In turn, this New Iusacell subsidiary is subleasing the towers to subsidiaries of Old Iusacell on the same terms. The amount of the annual rent expense that the Group will pay to MATC Celular amounts to approximately U.S.$6,470 and the Group paid in advance to MATC Celular the rent for 2001. In order to dispose of and permit the leasing of these towers, on November 30, 2000, the Group obtained a waiver of certain restrictive covenants under certain of its long-term debt agreements (see
    Note 10h.).

NOTE 9 - OTHER ASSETS:

a.  At December 31, other assets consisted of the following:

                                                 2000                 1999
                                                 ----                 ----
    Concessions                            Ps.      853,441     Ps.      894,381
    Cellular telephones to be amortized             700,801              587,250
    Prepaid expenses                                327,417              215,900
    Advance payments                                257,406              305,408
    Pre-operating expenses                          131,044              122,857
    Other                                           149,703              192,841
    Deferred income taxes (Note 12)                 173,102                   --
                                           ----------------     ----------------

                                           Ps.    2,592,914     Ps.    2,318,637
                                           ================     ================

b. Concessions and cellular telephone amortization expense was Ps.911,717, Ps.612,615 and Ps.425,980 in 2000, 1999 and 1998, respectively. In addition, in 1998, the Ps.851,045 charge for the write-down of Project 450 pre-operating expenses and capitalized interest, as described in Note 18, is included in the caption titled Project 450 non-cash write-down in the accompanying income statement.

NOTE 10 - NOTES PAYABLE AND LONG-TERM DEBT:

As of December 31, 2000 and 1999, the long-term debt of the Group consisted of the following:

                                     U.S. Dollars 2000          2000                 1999
                                     -----------------          ----                 ----

Unsecured senior notes due 2004      U.S.$     150,000     Ps.    1,441,470     Ps.   1,552,451
Long-term bank loan                            105,447            1,013,327           1,293,709
Revolving credit facility                       84,358              810,661           1,034,967
Eximbank financing                              50,261              482,998             674,543
Commerzbank financing                           25,555              245,583             266,504
BBVA Bancomer Handset facilities                 2,500               24,024              77,626
Unsecured senior notes due 2006                350,000            3,363,431           3,622,385
BNP Credit Agreement                            13,165              126,516                  --
BNP Refaccionario Loan                           2,324               22,326                  --
                                     -----------------     ----------------     ---------------

                                               783,610            7,530,336           8,522,185
Current portion of long-term debt              133,969            1,287,413             550,949
                                     -----------------     ----------------     ---------------

                                     U.S.$     649,641     Ps.    6,242,923     Ps.   7,971,236
                                     =================     ================     ===============

a.  Unsecured senior notes due 2004

    On July 25, 1997 Old Iusacell completed an offering of long- term, unsecured senior notes due July 15, 2004 for U.S.$150,000, bearing interest at a fixed rate of 10%, payable semi-annually starting January 15, 1998 (the Notes Due
    2004). The Notes Due 2004 are redeemable at the option of Old Iusacell, in whole or in part, at any time on or after July 15, 2001 starting at a redemption price of 105.0% of principal amount plus accrued interest, if any, declining to 102.5% after July 15, 2002, and finally to 100.0% after July 15, 2003.

    The Notes Due 2004 may also be redeemed at a price equal to 100.0% of principal amount plus accrued interest, if any, in the case of legal changes adversely affecting the treatment of the withholding taxes on payments to holders of the Notes Due 2004.

b.  Long-term bank loan and revolving credit facility

    The long-term bank loan and revolving credit facility bear interest at a variable rate equal to the lower of (i) LIBOR plus 1.75% (after the obtention of the waiver, consent and fourth amendment to the loan agreement dated July 25, 1997 on November 30, 2000 (the Fourth Amendment), the spread above LIBOR increased to 2.25% effective July 31, 2000) (see h. below) or
    (ii) the higher of the loan agent's prime rate, the reserve adjusted secondary market rate for certificates of deposit plus 1% or the Federal Funds effective rate plus 0.5% or (iii) 0.75% per annum (after the Fourth Amendment, this spread increased to 1.25% effective July 31, 2000). Interest is payable quarterly. Amortization payments of U.S.$35,195 were made during 2000.

    For the year ended December 31, 2000, the weighted average interest rates for the long-term bank loan and the revolving credit facility were 8.80% and 8.76%, respectively.

c.  Eximbank and Commerzbank financings

    On July 15,1999, Old Iusacell consummated a financing to acquire cellular infrastructure equipment manufactured in the U.S.A. The financing consists of (i) a five-year senior secured term facility provided by UBS AG in the principal amount of approximately U.S.$72,500, and guaranteed by the Export-Import Bank of the United States (Eximbank) and (ii) a two-year senior secured term facility provided by UBS AG and Commerzbank AG in the principal amount of approximately U.S.$25,750, but not guaranteed by the Eximbank. During 1999, U.S.$98,250 of this facility had been drawn down, of which U.S.$75,000 had been used to refinance a short-term bridge facility which expired on July 15, 1999. BNP Paribas purchased UBS's interest in this loan in December 1999. An initial amortization payment of U.S.$7,242 dollars was made in November 1999, and during 2000, additional amortization payments of U.S.$15,109 were made.

    Loans outstanding under the Eximbank facilities bear interest at a rate per annum equal to 0.20% per annum above six-month LIBOR, in case of the guaranteed facility and 1.75% per annum above six-month LIBOR, in the case of the unguaranteed facility.

    For the year ended December 31, 2000, the weighted average interest rates for the Eximbank and Commerzbank financings, were 7.15% and 8.73%, respectively.

d.  BBVA Bancomer Handset Facilities

    In September 1999, Old Iusacell obtained a handset financing facility from Banco Bilbao Vizcaya Argentaria Bancomer (BBVA Bancomer) which consists of an 18-month senior unsecured credit facility in the principal amount of U.S.$4,000 to be used solely to acquire cellular handsets. Loans outstanding under this facility bear interest at an annual rate equal to 2.50% above LIBOR for the related interest period, which can have a duration of 30, 60, 90, 180 or 360 days, with respect to each disbursement. Old Iusacell drew down the entire U.S.$4,000 available under this facility in September 1999. Payments are due in equal installments every six months.

    In November 1999, in connection with a program to migrate its analog contract customers to digital service, Old Iusacell agreed to guarantee up to U.S.$6,600 in future loans to be granted by BBVA Bancomer to the Company's customers for the purchase of digital handsets.

    In December 1999, Old Iusacell entered into a second 18-month senior unsecured credit facility with BBVA Bancomer in the principal amount of U.S.$4,000 to be used solely to purchase handsets. As with the September 1999 facility, loans outstanding under this facility bear interest at annual rate equal to 2.50% above 180-day LIBOR. Payments are due in equal installments every six months. Old Iusacell drew down U.S.$3,500 under this facility on December 8, 1999.

    During 2000, Old Iusacell made amortization payments under these facilities for U.S.$5,000.

    For the year ended December 31, 2000, the weighted average interest rate for these facilities was 9.43%.

e.  Unsecured senior notes due 2006

    On December 9, 1999 New Iusacell completed an offering of long-term, unsecured senior notes due December 1, 2006 for U.S.$350,000, bearing interest at a fixed rate of 14.25%, payable semi-annually starting June 1, 2000 (the Notes Due 2006). New Iusacell invested approximately U.S.$133,600 of the net proceeds of the offering in securities held in escrow to secure payment in full of the interest on the notes due 2006. This investment is restricted as to withdrawal and may only be utilized to meet the Company's interest commitment on the notes due 2006.

    At any time prior to December 1, 2002, New Iusacell may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes Due 2006 with the proceeds of one or more public equity offerings by New Iusacell at a redemption price of 114.25% of principal amount plus accrued interest, if any. The Notes Due 2006 may also be redeemed at a price equal to 100.0% of principal amount plus accrued interest, if any, in the case of legal changes adversely affecting the treatment of the withholding taxes on payments to holders of the Notes Due 2006.

f.  BNP Credit Agreement

    On July 12, 2000, a subsidiary of New Iusacell obtained financing to acquire microwave transmission equipment. The financing consists of a seven year secured term facility provided by BNP Paribas in the principal amount of up to U.S.$30,479. During 2000, U.S.$13,165 of this facility had been drawn down.

    Loans outstanding under the BNP Credit Agreement bear interest at a rate per annum equal to 0.6% above LIBOR. The BNP Credit Agreement also includes a commitment fee for the unutilized portion of the credit, calculated by applying 0.40% to the available amount. Interest and fees under the credit agreement are paid semiannually starting on December 2000. Amortization of capital are due in ten equal installments starting in December, 2002.

    For the period from July 12 to December 31, 2000, the weighted average interest rate was 7.58%.

g.  BNP Refaccionario loan

    On July 12, 2000, a subsidiary of New Iusacell obtained financing to acquire microwave transmission equipment. The financing consists of a four year secured term facility provided by BNP Paribas in the principal amount of U.S.$5,379. During 2000, U.S.$2,324 of this facility had been drawn down.

    Loans outstanding under the BNP Refaccionario Loan bear interest at a rate per annum equal to 2% above LIBOR. The BNP Refaccionario Loan also includes a commitment fee for the unutilized portion of the credit, calculated by applying 0.40% to the available amount. Interest and fees under the refaccionario loan are paid semiannually starting on December 2000. Payments of capital are due in four equal installments starting in December, 2002.

    For the period from July 12 to December 31, 2000, the weighted average interest rate was 9.05%.

h.  Covenants and Collateral

    The long-term bank loan, the revolving credit facility, the Eximbank financing, the BNP Credit Agreement, the BNP Refaccionario loan, the Notes Due 2004 and the Notes Due 2006 contain certain restrictive covenants, including the maintenance of certain financial ratios, restrictions on incurring additional debt, limitations on capital expenditures and restrictions on the sale or lease of Old Iusacell's assets. As of December 31, 2000 and 1999, Old Iusacell had complied with such covenants except that in October 1999, Old Iusacell exceeded the capital expenditure limitation for 1999 under the long-term bank loan, the revolving credit facility and the two U.S. Eximbank loan facilities. Old Iusacell also had not registered the mortgage of a single parcel of real property in Leon, Guanajuato (Region 6) to secure the long-term bank loan and the revolving credit facility. These defaults triggered cross-defaults, all of which were cured by a modification or waiver of the restrictive covenant under the long-term bank loan, revolving credit facility and the two U.S. Eximbank loan facilities to enable Old Iusacell to make capital expenditures in excess of the maximum amount permitted for 1999, to increase the maximum amount of capital expenditures permitted for 2000 and to not comply with the Leon mortgage registration.

    On November 30, 2000, Old Iusacell obtained the Fourth Amendment to the long-term bank loan and the revolving credit facility. On the same date, Old Iusacell also obtained a waiver, consent and second amendment to the Eximbank financing and to the Commerzbank financing (the Second Amendment). The Second Amendment and the Fourth Amendment allowed the Group, among other things, to: (i) dispose of certain telecommunications equipment (see Note 8c.) under certain conditions such as the funds obtained on the sale be used to acquire additional assets; (ii) the sublease of such communications equipment by Old Iusacell or any of its subsidiaries; (iii) the sale of one of Old Iusacell's subsidiaries, Satelitron, S. A. de C. V.; (iv) the release of the mortgage of a real property and (v) Old Iusacell's incurrence on or before March 31, 2001 of unsecured indebtedness with maturities not to exceed 12 months of an aggregate principal amount of not more than U.S.$20,000.

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

    At December 31, 2000, the Group's long-term debt matures as follows:

    Years ended December 31,         U.S. Dollars           Mexican pesos
    ------------------------         ------------           -------------
    2001                           U.S.$    133,968        Ps.   1,287,408
    2002                                    114,510              1,100,416
    2003                                     18,155                174,469
    2004                                    160,394              1,541,356
    2005                                      2,633                 25,303
    2006 and thereafter                     353,950              3,401,384
                                   ----------------        ---------------

    Total                          U.S.$    783,610        Ps.   7,530,336
                                   ================        ===============

i.  Verizon subordinated convertible debt facility

    In July 1997, Verizon committed to provide Old Iusacell with subordinated convertible financing in an aggregate amount of U.S.$150,000, bearing interest at an annual rate of LIBOR plus 5.0%. At the option of Verizon, borrowings under the facility were convertible into series A shares at a conversion price of U.S.$0.70 per share. During the year ended December 31, 1999, U.S.$31,000 was borrowed under the facility and immediately converted to series A shares (see Note 10). During 1998, $101,500 U.S. Dollars were borrowed and converted to series A shares. The facility expired on June 30, 1999 with $17,500 U.S. Dollars unutilized.

j.  Notes payable

    As of December 31, notes payable consisted of the following:

                                                            U.S. Dollars
                                                                2000                2000                1999
                                                                ----                ----                ----
    Simple credit facility bearing interest at a
    variable rate of LIBOR plus 1.85%,
    maturing on February 8, 2001                          U.S.$    12,000       Ps.   115,317      Ps.        --

    Handset facility bearing interest at a fixed
    rate of 6.81%, maturing on April 21, 2000                          --                  --            103,497
                                                          ---------------       -------------      -------------

    Total                                                 U.S.$    12,000       Ps.   115,317      Ps.   103,497
                                                          ===============       =============      =============

    In January 1999, Old Iusacell obtained a handset acquisition financing facility from UBS AG, which consisted of a 360-day senior unsecured credit facility in the principal amount of U.S.$10,000. Loans outstanding under this facility bore interest at an annual rate of 6.81%. Old Iusacell drew down the entire U.S.$10,000 available under this facility in April 1999. BNP Paribas purchased UBS's interest in this loan in December 1999. This facility was repaid in April 2000.

    In December 2000, Old Iusacell obtained a simple credit facility from Banco Santander Mexicano, to be used solely to acquire cellular handsets, in the principal amount of U.S.$12,000. Loans outstanding under this facility bear interest at an annual rate of LIBOR plus 1.85%. The Company drew down the entire U.S.$12,000 during December 2000. This facility was repaid on February 8, 2001.

    In February 2001, Old Iusacell obtained a handset acquisition financing facility from Banco Santander Mexicano, which consisted of a one year senior unsecured credit facility in a principal amount of U.S.$12,000. Loans outstanding under this facility bear interest at an annual rate of 6.9938%. Interest is paid quarterly and the principal will be paid on February 19, 2002.

k.  Interest rate collar and Foreign Exchange Hedging

    In July 1998, Old Iusacell entered into an interest rate collar agreement on a notional amount of U.S.$35,000 until July 30, 2002. The collar agreement limits the maximum effective LIBOR cost to 6.12% if six-month LIBOR is lower than 7.12% and 7.12% if LIBOR equaled or exceeds 7.12%. Old Iusacell can participate in a decline in LIBOR to 5.30%.

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

    On December 30, 1999 Old Iusacell entered into a foreign currency hedge utilizing forward-rate contracts, hedging its exchange rate exposure for up to U.S.$77,000 or approximately 50% of the principal and interest payments coming due over the period April 2000 to April 2001. On November 22, 2000, Old Iusacell entered into another foreign currency hedge contract due January 2002, for U.S.$15,000. As of December 31, 2000, the forward rate contracts that had not been expired, amount to U.S.$33,000. If the Mexican peso to U.S. Dollar exchange rate remains at the December 31, 2000 level through April 30, 2001, then the estimated cost to Old Iusacell of the remaining portion of this hedging program will be approximately Ps.58,186 (U.S.$6,055).

NOTE 11 - TRADE ACCOUNTS PAYABLE:

As of December 31, trade accounts payable consisted of the following:

                                             2000               1999
                                             ----               ----
Current accounts                         Ps.   523,810     Ps.   687,439
Short-term notes payable                            --            11,517
                                         -------------     -------------

Total                                    Ps.   523,810     Ps.   698,956
                                         =============     =============

Long-term notes payable                  Ps.    24,509     Ps.        --
                                         =============     =============

In August 18, 2000, the Company through one of its subsidiaries, obtained a line of credit from its supplier Harris, S. A. de C. V., for the construction and installation of communications equipment. The line of credit consists of a five year unsecured facility in a principal amount of U.S.$6,900. As of December 31, 2000, the Group had drew down U.S.$2,550 under this facility.

Loans outstanding under this facility bear interest at an annual rate of LIBOR plus 1.25%. Interest is paid semiannually starting in June 15, 2001. Principal payments are due in six semiannual installments starting on June 2003.

NOTE 12 - INCOME TAX, NET ASSETS TAX AND EMPLOYEE PROFIT SHARING:

As of December 31, the provision for income taxes consisted of the following:

                                              2000               1999
                                              ----               ----
Current Income Tax and Assets Tax         Ps.   149,746     Ps.   585,611
Deferred Income Taxes and Assets Tax                 --                --
                                          -------------     -------------

                                          Ps.   149,746     Ps.   585,611
                                          =============     =============

Old Iusacell has filed annual consolidated income tax returns since the tax year beginning January 1, 1994. Starting the year ended December 31, 2000, New Iusacell is the holding company for tax consolidation purposes.

The income tax rate in Mexico is 35% (34% for 1998). For the year ended December 31, 2000, the Group generated a tax loss of Ps.736,662. For the year ended December 31, 1999, the Group generated a tax profit of Ps.1,260,231 which was totally offset by the application of tax loss carryforwards. The provision for income tax differs from the statutory income tax rate due to temporary and permanent differences in the determination of income for tax reporting and financial reporting purposes. The most significant temporary differences are the differences between book and tax depreciation, the tax deduction for inventory purchases and certain liability accruals which are deductible only when paid for tax purposes. The most significant permanent differences are goodwill amortization and non-deductible expenses. Based on the new Bulletin D-4, the Group has determined deferred income taxes, applying the income tax rate to the temporary differences as of the date of the financial statements.

At December 31, 2000 and 1999, the main temporary differences over with the Group is recognizing deferred income taxes are analyzed as follows:

                                                       2000               1999
                                                       ----               ----
Allowance for doubtful accounts                    Ps.   212,341     Ps.   162,653
Liability accruals                                        71,290            71,290
Income tax losses carryforwards and tax credits        2,544,506         1,927,087
Inventories                                             (238,877)         (200,844)
Property and equipment                                (1,329,600)         (824,207)
Telephones to be amortized                              (700,801)         (587,250)
Concessions                                              (19,968)           (9,838)
                                                   -------------     -------------

                                                         538,891           538,891
Income tax rate                                               35%               35%
                                                   -------------      ------------

Deferred income tax asset                          Ps.   188,612     Ps.   188,612
                                                   =============     =============

At December 31, 2000, the Group had the following net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings:

                Year of             Amount             Expiration
                 loss               of loss               year
                 ----               -------               ----
                 1995            Ps.   724,117            2005
                 1996                   16,033            2006
                 1997                  511,385            2007
                 1998                  556,309            2008
                 2000                  736,662            2010

These losses are indexed for inflation from the year incurred to the sixth month of the year utilized. Accordingly, these amounts include inflation up to June 2000. Due to the restructuring of the Group related to Verizon's assumption of management control (see Note 2), the Company did not include additional tax losses for Ps.663,978, relating to one of its subsidiaries, Iusatelecomunicaciones, and may not be able to apply its losses against its other subsidiaries' profits in 2000 and beyond.

The 1.8% net assets tax is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.8% net assets tax paid may be utilized as a credit against future income tax in the years in which the Group generates an income tax in excess of the assets tax. The assets tax is available as a carry forward for up to ten years and is subject to restatement based on the NCPI when used. As of December 31, 2000 net assets tax available as carry forward was Ps.349,802.

Employee profit sharing, generally 10%, is computed on taxable income, with adjustments to exclude inflationary effects and the restatement of depreciation expense. In the year ended December 31, 2000 the Group did not generate any taxable income for profit sharing purposes. In the year ended December 31, 1999, the provision for profit sharing was Ps.416.

The effective rate reconciliation as of December 31, is as follows:

                                                               2000               1999               1998
                                                               ----               ----               ----
Income tax (benefit) expense at statutory rate            (Ps.   329,429)    Ps.   189,187      (Ps.   507,744)
Add (deduct):
Inventory purchases less cost of sales                           (13,311)           42,151             275,158
Depreciation and amortization                                   (176,888)         (319,773)           (199,618)
Project 450 non-cash write down                                       --                --             408,402
Differences between interest and inflationary
gains or losses                                                   77,010           148,196            (137,453)
Net assets tax                                                   149,746           144,530              78,590
Income tax loss carryforwards                                    257,832          (441,081)             82,731
Provision for doubtful accounts                                   17,391            28,174            (126,399)
Telephones to be amortized                                       (39,743)          214,416             144,833
Goodwill amortized                                                55,315            64,710              45,119
Other                                                            151,823            74,020              14,971
                                                           -------------     -------------      --------------

Effective income tax and asset tax expense                       149,746           144,530              78,590
Deferred income tax and asset tax                                     --                --                  --
                                                           -------------     -------------      --------------

Provision for taxes                                        Ps.   149,746     Ps.   144,530      Ps.     78,590
                                                           =============     =============      ==============

Effective rate                                                     (16%)              27%                 (5%)
                                                           ============      ============       =============

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

As of December 31, 2000, the Group had the following commitments and contingent liabilities:

a. The Group has entered into operating lease agreements for administrative offices, sales branches and service facilities. These lease agreements expire at various dates through 2007, and some agreements contain options for renewal. Rental expense was Ps.157,159, Ps.124,477 and Ps.120,517 for the years ended December 31, 2000, 1999 and 1998, respectively.

    Future annual minimum rental payments under existing leases with terms in excess of one year as of December 31, 2000 are as follows:

    2001                                                          Ps.    142,247
    2002                                                                 122,634
    2003                                                                  97,580
    2004                                                                  84,550
    Thereafter                                                            76,142
                                                                  --------------

                                                                  Ps.    523,153

b. The Group may have contingent liabilities for taxes and penalties that the tax authorities may assess based on audits of prior years' tax returns. During 1997, the Mexican tax authorities completed an audit of three companies of the Group (Old Iusacell, Iusacell, S. A. de C. V. and SOS Telecomunicaciones, S. A. de C. V.). As a result of those investigations, Old Iusacell was assessed a Ps.21,881 penalty in 1999 by the tax authorities under the claim that it had incorrectly deducted for income tax purposes certain interest expense. Old Iusacell paid this penalty.

c. Mitsubishi Electronics America Inc. (MELA) filed a complaint in the United States on July 18, 1996 against Old Iusacell, Bell Atlantic Corporation and Bell Atlantic Latin American Holdings Inc., an affiliate of Bell Atlantic. Essentially, MELA alleged that it had a contract with Old Iusacell for the sale of telephone terminals and that Old Iusacell breached the contract or defrauded MELA by not purchasing the terminals. MELA alleges the contract was for the sale of 60,000 units at a unit cost of U.S.$0.510. MELA filed an amended complaint against Old Iusacell alleging fraud in addition to the other existing allegations. On December 7, 2000, the Circuit Court entered summary judgment in Old Iusacell's favor and against MELA on all counts of MELA's complaint. To avoid further litigation in the appellate courts, Old Iusacell and MELA subsequently agreed to settle the case and signed a settlement agreement dated January 31, 2001. As a part of the settlement, Old Iusacell paid MELA U.S.$600 in February 2001, and MELA withdrew its appeal of the December 7, 2000 order and released Old Iusacell and its affiliates from all claims related to the events alleged in the lawsuit. Accordingly, this litigation has concluded.

d. In February 1998, Old Iusacell's former advertising agency sued Old Iusacell for Ps.23,000, alleging improper termination of its contract. Old Iusacell won the lawsuit in trial court during 1998 without any damages in favor of such former advertising agency and also won a first appeal. The advertising agency filed a second and final appeal and, in June 1999, the Mexican Supreme Court found Old Iusacell in breach of its contract with the advertising agency and found further that the advertising agency suffered Ps.23,000 in damages. Subsequently, another tribunal confirmed the breach of contract finding, but assessed damages of only Ps.16,000. Old Iusacell filed an injunctive action (amparo) with the Mexican Supreme Court against this sentence on the basis that this tribunal and the Mexican Supreme Court exceeded the scope of their review and also incorrectly assessed damages. In December 1999, the suit was settled for Ps.14,500.

e. In April 1998, Old Iusacell learned that the Montes Urales property was subject to two liens. Such liens were not identified when Inmobiliaria Montes Urales 460, S. A. de C. V. was acquired in 1994, nor was Old Iusacell notified of such liens subsequent to acquisition. To date, the liens have not been removed and it is uncertain as to when the liens will be removed, if at all.

f. Old Iusacell has certain commitments derived from its joint venture agreement with Infomin. (see Note 2).

g. In 1994, Old Iusacell and Northern Telecom (CALA) Corporation (Nortel) entered into an agreement pursuant to which Nortel would supply network switching equipment for the development of the 450 MHz local wireless network. The agreement would terminate automatically if Old Iusacell did not receive a concession to provide local wireless telephony in the 450 MHz frequency band from the SCT on or before December 31, 1997. Neither event having ocurred prior to December 31, 1997, the agreement was terminated. In 1994, as required under the agreement, Old Iusacell made advance payments of U.S.$15,000. Old Iusacell now seeks a refund of such advanced funds. Nortel, however, has asserted that such advances should be credited against development costs. Legal counsel believes that Nortel is legally obligated to refund the U.S.$15,000 advance to Old Iusacell. In anticipation of reaching a settlement with Nortel, Verizon has acquired the rights to a refund of the advance in exchange for a dollar-for-dollar reduction in payables by the Company and Old Iusacell to Verizon.

h. During 2001, the SCT and COFETEL may determine how much, through what means and over how much time long distance concessionaires, including a subsidiary of Old Iusacell, Iusatel, will pay for the special projects implemented by Telefonos de Mexico, S. A. de C. V. (Telmex) prior to January 1997 to permit competition in long distance telephony. There can be no certainty that Old Iusacell will be able to reach a negotiated settlement with Telmex or, if it can reach such a settlement, on what terms.

i. The Company has certain commitments derived from its agreement with MATC Celular (see Note 8c.).

j. The Company's consolidated financial statements at December 31, 2000 show a negative working capital of Ps.652,179. In this regard, as of the date of the issuance of these financial statements, the Company is negotiating a restructuring of its long-term bank loan, the revolving credit facility and the Eximbank facilities, for a total amount of U.S.$265,621 (see Note 10). This restructuring will extend the maturities of the principal payments under such facilities, from 2001, 2002 and 2003, to 2004 and beyond. The Company expects to have this restructuring closed during the first quarter of 2001.

NOTE 14 - CONTRIBUTED CAPITAL:

During the years ended December 31, 2000, 1999 and 1998, the following transactions took place:

On April 17, 1998, 262,666 series L shares of Old Iusacell which had not been subscribed for under the Executive Employee Stock Purchase Plan (the Stock Purchase Plan) as of December 31, 1998, were automatically canceled.

At the June 1998 shareholders' meeting, the total authorized fixed portion of capital stock of Old Iusacell was increased by Ps.37,298 through the issuance of up to 2,000,000 series L shares of Old Iusacell under the Stock Purchase Plan.

From June 30 to July 14, 1998, preemptive stockholder rights related to the new authorization of series L shares of Old Iusacell for the Stock Purchase Plan were exercised for 40 series L shares of Old Iusacell in the amount of Ps.0.66.

During June 1998, 1,187,500 of the 2,000,000 previously authorized series L shares of Old Iusacell were added to Old Iusacell's treasury available for the Stock Purchase Plan. The balance of 812,460 series L shares of Old Iusacell was canceled. During 1998, 1,117,496 of these new shares of Old Iusacell made available under the Stock Purchase Plan were subscribed by employees, as follows:

   On September 2, 1998, the technical committee of the trust administrating the Stock Purchase Plan (Technical Committee) approved the subscription of 582,456 series L shares of Old Iusacell for the Stock Purchase Plan. The subscription price for those shares was Ps.5,262.

   On October 2, 1998, the Technical Committee approved the subscription of 535,040 series L shares of Old Iusacell for the Stock Purchase Plan. The subscription price for those shares was Ps.3,522.

As of December 31, 1998, 70,004 series L shares of Old Iusacell remained available in Old Iusacell's treasury for issuance under the Stock Purchase Plan.

On August 8, 1998 New Iusacell was incorporated. The initial capital stock was Ps.66, and 8,750 series A shares and 8,750 series V shares were issued.

On November 17, 1998 Old Iusacell's Board of Directors ratified a capital stock increase of Ps.932,562 by the issuance of 102,142,857 series A shares of Old Iusacell which were subscribed through the conversion of debentures issued by Old Iusacell under the Verizon subordinated convertible debt facility (see Note
10). The convertible debentures were issued and converted as follows:

   On August 19, 1998, Old Iusacell issued debentures in a principal amount of Ps.326,992 (U.S.$25,200), which were converted into 36,000,000 series A shares of Old Iusacell on the same date.

   On September 29, 1998, Old Iusacell issued debentures in a principal amount of Ps.605,569 (U.S.$46,300), which were converted into 66,142,857 series A shares of Old Iusacell on the same date.

On December 21, 1998 the Board of Directors of Old Iusacell ratified a capital increase of Ps.359,305 by the issuance of 42,857,142 series A shares of Old Iusacell. The increase was subscribed through the conversion of debentures issued by Old Iusacell under the Verizon subordinated convertible debt facility, in an aggregate principal amount of U.S.$30,000. The 42,857,142 series A shares of Old Iusacell were initially subscribed by Verizon, of which 50%, or 21,428,571, of such shares, was then sold to the Peralta Group. There was no gain or loss recognized from the sale.

On February 10, 1999 the Technical Committee approved the subscription of 70,004 series L Shares of Old Iusacell for the Stock Purchase Plan.

On March 3, 1999 Old Iusacell converted an amount of Ps.427,974 (U.S.$31,000) into 44,285,714 series A shares of Old Iusacell. The 44,285,714 series A shares of Old Iusacell were initially subscribed by Verizon, of which 50%, or 22,142,857, of such shares, was then sold to Carlos Peralta. There was no gain or loss recognized from the sale.

On August 10, 1999 the Group concluded a corporate reorganization. The Group corporate reorganization included the following transactions:

a. An exchange offer by New Iusacell of its series A and V ADSs and shares, for Old Iusacell's series A, B, D and L ADSs and shares on a one-for-one basis. At the end of the exchange offer approximately 6,890,617 series D and L shares were not tendered.

b. A rights offer in which the shareholders of Old Iusacell who participated in the exchange were also offered the option to purchase an aggregate of 22,419,716 series V shares of New Iusacell, in the form of ADSs or shares. A total of 18,405,490 series V shares were subscribed. Total proceeds amounted to Ps.140,032 (U.S.$12,884).

c. Primary and secondary offerings under which New Iusacell sold 23,596,780 series V shares, and Verizon and the Peralta Group sold 101,403,220 series V shares of New Iusacell. Total proceeds for the primary offering amounted to Ps.259,188 (U.S.$23,847).

On February 1, 2000, New Iusacell launched a second exchange offer of its series V ADS and shares, for Old Iusacell's series D and L ADSs and shares on a one-for-one basis. At the end of the second exchange offer, New Iusacell exchanged 5,670,360 series V shares for 33,070 Old Iusacell series D shares and 5,637,290 Old Iusacell series L shares.

In March 2000, Old Iusacell's ADS depositary, The Bank of New York, converted the remaining 1,171,464 series D and series L shares that had previously been held in the form of series D and series L ADSs into New Iusacell's series V shares.

In April 2000, New Iusacell launched a primary public offering under which New Iusacell sold 10,529,700 series V ADSs at a price of U.S.$.015125 per ADS. Preemptive stockholder rights were exercised for 71,752 series V shares. At the end of the offering, New Iusacell received Ps.1,536,524 (U.S.$159,370).

The changes in the number of shares of common stock for the period January 1, 1998 through December 31, 2000 are analyzed as follows:

                                                     Old Iusacell's shares                       New Iusacell's shares
                                      -----------------------------------------------------    -------------------------

                                      Series A       Series B        Series D      Series L      Series A      Series V
                                      --------       --------        --------      --------      --------      --------
Balance as of 1/01/98                746,753,410     5,562,450    186,904,725    150,208,618            --             --

Issuance of common stock upon
exercise of preemptive rights                                                            40
Issuance of common stock for the
Stock Purchase Plan                                                               1,117,496
Issuance of common stock through
the capitalization of debt           144,999,999
Incorporation of New Iusacell                                                                        8,750          8,750
                                     -----------    ----------    -----------    -----------   -----------    -----------

Balance as of 12/31/98               891,753,409     5,562,450    186,904,725    151,326,154         8,750          8,750
Issuance of common stock for the
Stock Purchase Plan                                                                   70,004
Issuance of common stock through
the capitalization of debt            44,285,714
Exchange offer                      (936,039,123)   (5,562,450)  (186,844,813)  (144,565,453)
                                     736,821,995   536,189,844
Rights offer                                                                                                   18,405,490
Primary offering                                                                                               23,596,780
                                     -----------    ----------    -----------    ----------    -----------    -----------

Balance as of 12/31/99                        --            --         59,912     6,830,705    736,830,745    578,200,864
Effect of second exchange offer                                       (33,070)   (6,808,754)                    6,841,824
Effect of primary offering                                                                                    105,297,000
Issuance of common stock upon
exercise of preemptive rights                                                                                      71,752
Effect of private offering                                               (392)       (9,717)
                                     -----------    ----------    -----------    ----------    -----------    -----------

Balance as of 12/31/00                        --            --         26,450        12,234    736,830,745    690,411,440
                                     ===========    ==========    ===========    ==========    ===========    ===========

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

New Iusacell's bylaws require that, unless a shareholders' meeting resolves otherwise, any capital increase effected pursuant to a capital contribution be represented by new series A and V shares in proportion to the number of shares of each such series outstanding. The bylaws provide that the series V shares may not exceed 50% less one share of New Iusacell's capital stock.

NOTE 15 - EXECUTIVE EMPLOYEE STOCK PURCHASE PLAN:

In March 1997, Old Iusacell adopted the Stock Purchase Plan. The Stock Purchase Plan is administered by a management trust with the assistance of the trust division of a Mexican bank. Under the Stock Purchase Plan, a committee which is composed of certain executive officers of the Company (the Technical Committee), determines to which executive employees series V shares of New Iusacell will be offered for purchase (prior to the exchange offer the shares subject to the Stock Purchase Plan were series L shares of Old Iusacell, which were exchanged for series V shares of the Company). The Technical Committee also determines the number of series V shares to be offered for purchase to such executive employees, the purchase price per share for such purchase rights, the vesting schedule for such purchase rights, the payment terms and all other terms and conditions therefor.

The number of series V shares that may be subject to purchase rights granted under the Stock Purchase Plan cannot exceed 4.9% of the aggregate number of issued and outstanding New Iusacell shares.

During 1997, the Technical Committee granted purchase rights with respect to a total of 7,549,834 series L shares, exchanged on August 1999 for series V shares. All such purchase rights vest either in three equal annual installments commencing on either April 17, 1998, June 6, 1998 or September 30, 1998 or in their entirety on either April 17, 1999 or June 6, 1999. At December 31, 2000, purchases rights with respect to a total of 1,796,373 shares have been exercised and a total of 2,329,400 shares have been canceled and reassigned, remaining purchase rights with respect to a total of 3,424,061 shares.

During 1998, the Technical Committee granted purchase rights with respect to a total of 2,199,600 series L shares through the issuance of 1,117,496 series L shares and the reassignment of 1,082,104 series L shares (all series L shares were exchanged on August 1999 for series V shares). All such purchase rights vest in three equal annual installments commencing on either September 1, 1999 or October 1, 1999 or in their entirety on either September 1, 2000 or October 1, 2000. At December 31, 2000, purchase rights with respect to a total of 292,851 shares have been exercised and a total of 966,700 shares have been cancelled and reassigned, remaining purchase rights with respect to a total of 940,049 shares.

During 1999, the Technical Committee granted purchase rights with respect to a total of 1,603,000 series L shares through the subscription of 70,004 series L shares and the reassignment of 1,532,996 series L shares (as mentioned above, all series L shares were exchanged on August 1999 for series V shares). All such purchase rights vest in three equal annual installments commencing on either February 10, 2000 or May 26, 2000 or in their entirety on either February 10, 2001 or May 26, 2001. At December 31, 2000, purchase rights with respect to a total of 162,986 shares have been exercised, remaining purchase rights with respect to a total of 1,440,014 shares.

During 2000, the Technical Committee granted purchase rights with respect to a total of 681,000 series L shares through the reassignment of previously issued shares. All such purchase rights vest in three equal installments commencing on February 2, 2001.

NOTE 16 - EARNED CAPITAL:

Under Mexican law, a legal reserve must be created and increased annually by 5% of the annual net earnings until it reaches 20% of the nominal amount of a corporation's capital stock. This reserve is not available for dividends, but may be used to reduce a deficit or be transferred to capital.

Under the Federal income tax law, a tax on dividends is calculated based on the paid dividends which exceed taxable net income. The accumulated taxable net income of New Iusacell as of December 31, 2000 is approximately Ps.127,796. New Iusacell currently cannot pay dividends under the covenants for the Notes Due 2006.

The contributed capital and earned capital accounts consist of the following:

                                                                December 31, 2000
                                          ---------------------------------------------------------

                                                                  Accumulated
                                             Historical         adjustments for
                                                value              inflation              Total
                                          ----------------     ----------------     ---------------
Capital stock subscribed                  Ps.    4,994,621     Ps.      582,193     Ps.   5,576,814
Capital contributions                            1,209,952               63,225           1,273,177
Net loss for the year                           (1,096,906)              21,702          (1,075,204)
Accumulated profits from prior years              (324,247)             669,731             345,484
Legal reserve                                       16,688                1,495              18,183
Accumulated effect of deferred taxes               173,102               15,510             188,612
                                          ----------------     ----------------     ---------------

Total                                     Ps.    4,973,210     Ps.    1,353,856     Ps.   6,327,066
                                          ================     ================     ===============

                                                               December 31, 1999
                                          ---------------------------------------------------------

                                                                  Accumulated
                                             Historical         adjustments for
                                                value              inflation              Total
                                          ----------------     ----------------     ---------------
Capital stock subscribed                  Ps.    4,601,200     Ps.      550,415     Ps.   5,151,615
Capital contributions                              145,184               16,668             161,852
Net profit for the year                           (307,559)             671,226             363,667
                                          ----------------     ----------------     ---------------

Total                                     Ps.    4,438,825     Ps.    1,238,309     Ps.   5,677,134
                                          ================     ================     ===============

NOTE 17 - FOREIGN CURRENCY POSITION:

The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows:

                                                 2000                    1999
                                                 ----                    ----
Monetary assets                           U.S.$    159,861         U.S.$    278,208
Monetary liabilities                               879,247                  948,803
                                          ----------------         ----------------

Net monetary liability position
in U.S. Dollars                           U.S.$    719,386         U.S.$    670,595
                                          ================         ================

Equivalent in nominal
Mexican pesos                             Ps.    6,913,156         Ps.    6,369,714
                                          ================         ================

As of December 31, 2000 and 1999, most of the communications equipment and inventories of cellular telephones and accessories are of foreign origin (see Notes 6 and 8).

During 2000, 1999 and 1998, interest income and interest expense on assets and liabilities denominated in U.S. Dollars were as follows:

                                         2000                 1999                 1998
                                         ----                 ----                 ----
Interest income                    U.S.$      7,459     U.S.$       769      U.S.$       494
Interest expense                             74,017              36,130               16,419
                                   ----------------     ---------------      ---------------

Net interest expense               U.S.$     66,558     U.S.$    35,361      U.S.$    15,925
                                   ================     ===============      ===============

Equivalent in nominal Mexican
Pesos                              Ps.      639,609     Ps.     335,880      Ps.     157,599
                                   ================     ===============      ===============

Operating results for the years ended December 31, 2000, 1999 and 1998, include depreciation and amortization expenses, related to fixed assets and inventories of foreign origin.

The exchange rates as of December 31, 2000 and 1999 were Ps.9.6098 and Ps.9.4986, per U.S. Dollar, respectively. At the issuance date of these financial statements, February 23, 2001, the exchange rate in effect was Ps.9.7044 per U.S. Dollar.

NOTE 18 - PROJECT 450:

During 1994 Old Iusacell created a subsidiary to provide fixed wireless local telephony services using the 450 MHz frequency band (Project 450). At December 31, Old Iusacell's investment in Project 450 consisted of the following assets:

                                      2000                   1999
                                      ----                   ----
Fixed assets                      Ps.   33,819           Ps.   39,666
Inventory of handsets                        2                      2
                                  ------------           ------------

Total                             Ps.   33,821           Ps.   39,668
                                  ============           ============

On June 10, 1997, the Mexican Telecommunications and Transportation Ministry
(SCT) and Old Iusacell reached an agreement on a process whereby Old Iusacell could obtain concessions issued by the SCT to provide local wireless service in the 450 MHz frequency band. While awaiting the Mexican government's resolution on coverage, spectrum clearing and other requirements which may cause management to reconsider the feasibility of fully deploying the 450 MHz technology, the Group began its overlay of CDMA digital technology in the 800 MHz frequency band.

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

During September 1998, the Group made the decision to write-down the carrying value of the assets supporting its Project 450 assets as the Group believed there has been an impairment of its investment in this technology. During 1998, an impairment charge for Ps.1,201,176 was recorded, representing 100% of the pre-operating expenses and 90% of the fixed assets deployed in this project.

NOTE 19 - DISCONTINUED OPERATIONS:

In December 1998, Old Iusacell decided to discontinue the operations of Cellular Solutions, a subsidiary entity dedicated to the sale of accessories for cellular handsets. Cellular Solutions transferred all its existing inventories as of December 31, 1998 to another subsidiary of Old Iusacell and terminated all of Cellular Solutions' employees during January and February 1999.

Financial information regarding Cellular Solutions as of and for the year ended December 31, was as follows:

                                                     2000              1999               1998
                                                     ----              ----               ----
Current assets                                    Ps.   1,983      Ps.   1,681        Ps.    4,367
Total assets                                            1,983            1,681               6,027
Total liabilities                                         404           36,227              44,571
Revenues                                                   --               --              21,826
Gross Profit                                               --               --               4,796
Loss from operations before income taxes                   --               --              (9,612)
Provision for income taxes                                 --               --                 110
Profit (loss) on disposal, including provision
in 1998 of Ps. 1,161 for operating losses
during phase-out period (no applicable taxes)           8,491               --             (12,851)
                                                  -----------      -----------        ------------

Net loss                                          Ps.   8,491      Ps.      --       (Ps.   22,573)
                                                  ===========      ===========        ============

NOTE 20 - SUBSEQUENT EVENTS:

a. On March 29, 2001, Old Iusacell completed the restructuring of its long-term bank loan, the revolving credit facility and the Eximbank facilities for a total amount of U.S.$265,621 (see Notes 10 and Note 13j.). This restructuring extended the maturities of the principal payments under such facilities from 2001, 2002 and 2003, to 2004 and beyond.

b. On March 30, 2001, Old Iusacell's shareholders approved a 30,000 to 1 reverse stock split. Upon implementation of the reverse split in the second quarter of 2001, the Company will own 100% of Old Iusacell.

c. The transaction under which the Peralta Group sold its 34.5% ownership in New Iusacell to the Vodafone Group Plc. closed on April 4, 2001.

NOTE 21 - DIFFERENCES BETWEEN MEXICAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared based on Mexican GAAP, which differ in certain significant respects from United States generally accepted accounting principles (U.S. GAAP).

The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the financial statements based on historical cost for Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican and U.S. GAAP are listed below together with an explanation, where appropriate, of the adjustments that affect consolidated net income and stockholders' equity for each of the years ended December 31, 2000, 1999 and 1998.

a. Deferred income taxes and employee profit sharing

As mentioned in Note 4j. as of January 1, 2000 the Company adopted new Bulletin D-4. Under the new method of Bulletin D-4, the Company recognized future tax consequences based on the difference between the financial statements and tax bases of assets and liabilities - temporary differences - as of the date of the financial statements. Until December 31, 1999, deferred income taxes were provided for identifiable, non-recurring timing differences (those expected to reverse over a definite period of time) at rates in effect at the time such differences originate, and benefits from tax loss carryforwards were not allowed to be recognized before the period in which the carryforward is utilized. For purposes of this reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109), for all periods presented.

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

b. Preoperating costs

Under Mexican GAAP, the Group capitalized certain pre-operating costs, primarily related to Project 450 and the development of PCS network. Under U.S. GAAP, pre-operating costs are expensed as incurred. During 1998, Old Iusacell recorded a write-down related to its investment in Project 450 for Mexican GAAP purposes and consequently, wrote-off all capitalized pre-operating costs as of that date.

c. Derivative Financial Instruments

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

The U.S.$50,000 aggregate notional amount of the interest rate collar agreements does not quantify risk or represent assets or liabilities of the Company, but is used in the determination of cash settlements under the agreements. The Company is exposed to credit loss from counterpart nonperformance, but does not anticipate any such loss from the interest rate collar agreements, which are with a major financial institution.

The fair value of the interest rate collar agreements was (Ps.154) (U.S.$16) and Ps.5,733 (U.S.$554), as of December 31, 2000 and 1999, respectively, and was estimated based on current market settlement prices of comparable contracts obtained from dealer quotes. The Company does not hold or issue derivative financial instruments for trading purposes.

As described in Note 10, on December 30, 1999, Old Iusacell entered into a foreign currency hedge utilizing forward rate contracts, hedging its exchange rate exposure for up to U.S.$77,000 or approximately 50% of the principal and interest payments coming due over the period April 2000 to April 2001. On November 22, 2000, Old Iusacell entered into a new contract for U.S.$15,000 due January 2002. Under Mexican GAAP, the contracts are recorded on a cash basis. Under U.S. GAAP, the contracts are recorded at fair value based on spot rates. The premium on such contracts is recorded upon inception of the contract and amortized over its related term. The contracts have terms from four to sixteen months and forward rates ranging from U.S.$ 9.9577 to U.S$11.4066.

d. Minority interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and accordingly is deducted as a reconciling item to arrive at U.S. GAAP equity.

e. Basic and fully diluted loss per share

As of January 1, 1997, Mexican GAAP required the disclosure of earnings (loss) per share for public companies. Under U.S. GAAP, disclosure of basic earnings
(loss) per share and diluted earnings (loss) per share is required for public companies in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings
(loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted earnings (loss) per share is similar to basic earnings (loss) per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. Diluted earnings (loss) per share is equal to basic earnings (loss) per share for the year ended December 31, 1998 as the drawdowns and conversions under the subordinated convertible facility with Verizon (see Note 10) and the shares subject to rights under the Stock Purchase Plan (see Note 15) are excluded from the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods presented.

For the year ended December 31, 1998, the number of potentially dilutive shares that were excluded from the computation of diluted earnings (loss) per share for the drawdowns and conversions under the Verizon subordinated convertible debt facility were 69,285,714 shares, and for the shares subject to rights under the Stock Purchase Plan 332,670 shares. Diluted earnings (loss) per share is equal to basic earnings (loss) per share for the years ended December 31, 2000 and 1999 as the Company did not have any potentially dilutive securities.

f. Comprehensive income

As mentioned in Note 4o., the Group early adopted Bulletin B-4 which requires to disclose components of comprehensive income. Under U.S. GAAP, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" on January 1, 1998. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement, however, does not address recognition or measurement issues. The adoption of SFAS No. 130 had no impact on net loss or shareholders' equity. The Company has presented comprehensive loss and accumulated comprehensive loss under U.S. GAAP for each of the three years ended December 31, 2000 in Note 21 i. below.

g. Gain from the exchange of non-monetary assets

In December, 1998, Old Iusacell entered into a fiber optic cable swap agreement with Bestel to exchange certain long-distance fiber optic cables for Ps.234,352. Under Mexican GAAP, the Company recorded the transaction as both an acquisition and sale of fixed assets based on the contract amount, resulting in a gain on the sale of Ps.204,083 which was recorded as other income. Under U.S. GAAP, because the assets exchanged are similar productive assets and, on a net basis, no cash was exchanged, the transaction does not result in the recognition of earnings. Consequently, under U.S. GAAP the acquisition and sale would not have been recorded.

h. Effect of inflation accounting on U.S. GAAP adjustments

In order to determine the net effect on the financial statements of recognizing certain of the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting principles (see Note
4) to such adjustments.

i. Net income (loss) and stockholders' equity under U.S. GAAP

The following is a summary of net profit (loss) and stockholders' equity adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP:

                                                                        Years ended December 31,
                                                                        ------------------------

                                                             2000                 1999                 1998
                                                             ----                 ----                 ----
Net (loss) profit as reported under Mexican
GAAP                                                  (Ps.    1,075,204)    Ps.      363,667    (Ps.   1,587,615)
Deferred income taxes                                                --              (13,300)             61,662
Pre-operating costs                                             (18,290)             (75,213)            194,368
Interest rate collar                                              5,887                7,406             (13,139)
Gain from the exchange of non-monetary
assets                                                               --                   --            (204,083)
Effect of inflation accounting on US GAAP
adjustments                                                        (242)             (21,403)            (28,417)
                                                       ----------------     ----------------     ---------------

Net (loss) profit under U.S. GAAP                     (Ps.    1,087,849)    Ps.      261,157    (Ps.   1,577,224)
                                                       ================     ================     ===============

Weighted average number of shares
outstanding (thousands)                                       1,396,672            1,286,844           1,121,396
                                                       ================     ================     ===============

Basic and diluted net (loss) profit per share
(pesos)                                               (Ps.         0.78)    Ps.         0.20    (Ps.        1.41)
                                                       ================     ================     ===============

Comprehensive income:

                                                                        Years ended December 31,
                                                                        ------------------------

                                                             2000                 1999                 1998
                                                             ----                 ----                 ----
Net (loss) profit under U.S. GAAP                     (Ps.    1,087,849)    Ps.      261,157    (Ps.   1,577,224)
Inflation effects for the period                                    242               21,403             (12,952)
                                                       ----------------     ----------------     ---------------

Comprehensive (loss) income                           (Ps.    1,087,607)    Ps.      282,560    (Ps.   1,590,176)
                                                       ================     ================     ===============

Accumulated comprehensive loss                        (Ps.    7,849,331)   (Ps.    6,761,724)   (Ps.   7,044,284)
                                                       ================     ================     ===============

Stockholders' equity under Mexican GAAP                Ps.    6,351,437     Ps.    5,713,164
Minority interest                                               (24,371)             (36,030)
Deferred income taxes                                                --              188,612
Pre-operating costs                                             (93,503)             (75,213)
Interest rate collar                                                154               (5,733)
Gain from the exchange of non-monetary
assets                                                         (204,083)            (204,083)
Provision for consolidation of facilities                        18,909               18,909
                                                       ----------------     ----------------

Stockholders' equity as reported under
U.S. GAAP                                              Ps.    6,048,543     Ps.    5,599,626
                                                      =================     ================

The following is the Statement of Stockholders' Equity under US GAAP for each of the two years ended December 31, 2000:

                                           Contributed        Accumulated         Result for
                                             capital            results            the year             Total
                                        --------------       -------------       -------------     -------------
Balances as of 12/31/98                 Ps. 10,655,253      (Ps. 4,588,157)     (Ps. 1,577,224)    Ps. 4,489,872
Application of 1998 net loss                                    (1,577,224)          1,577,224                --
Increase in capital stock                      427,974                                                   427,974
Effects of reorganization                   (6,168,980)          6,168,980                                    --
Effects of rights and primary
offerings                                      399,220                                                   399,220
Inflation effects                                                   21,403                                21,403
Net profit for the year                                                                261,157           261,157
                                        --------------       -------------       -------------     -------------

Balances as of 12/31/99                      5,313,467              25,002             261,157         5,599,626
Application of 1999 net profit                                     261,157            (261,157)               --
Increase in capital stock                    1,536,524                                                 1,536,524
Inflation effects                                                      242                                   242
Net loss for the year                                                               (1,087,849)       (1,087,849)
                                        --------------       -------------       -------------     -------------

Balances as of 12/31/00                 Ps.  6,849,991       Ps.   286,401      (Ps. 1,087,849)    Ps. 6,048,543
                                        ==============       =============       =============     =============

j. Employee severance

The Group is required to pay certain severance benefits to employees that are dismissed without proper cause. Since during the normal course of operations, it is impracticable to estimate the number of employees that will be dismissed in the future, under U.S. GAAP, severance payments made to employees during the normal course of operations are expensed when paid. As of December 31, 2000 and 1999 severance accruals recorded were immaterial.

k. Supplementary U.S. GAAP disclosures

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

                                                                        Years ended December 31,
                                                                        ------------------------

Operating activities:                                        2000                 1999                 1998
--------------------                                         ----                 ----                 ----
Net profit (loss) under U.S. GAAP                     (Ps.    1,087,849)    Ps.      261,157    (Ps.   1,577,224)
Adjustments to reconcile net loss to cash
(used in) provided by operating activities:
Depreciation                                                  1,237,688              755,201             414,161
Amortization                                                  1,069,761              797,503             558,688
450 Project non-cash write-down                                      --                   --           1,006,808
Equity in loss (earnings) of associated
companies                                                        18,819               (2,358)             (3,181)
Gain on sale of equity investments                                   --               54,235             (27,243)
Increase in allowance for doubtful accounts                      90,547              101,079              33,683
(Decrease) increase in allowance for
obsolete and slow-moving inventories                             40,621               (5,214)                 --
Minority interest                                               (15,767)             (19,540)             (6,910)
Deferred income taxes and employee
profit sharing                                                       --              157,830              16,928
Gain on net monetary position and foreign
exchange losses                                                (415,393)            (873,095)            221,157
Changes in operating assets and liabilities:
Accounts receivable                                             110,830             (618,483)           (635,035)
Inventories                                                     (78,654)              30,802             122,777
Trade accounts payable and related parties                      (95,173)             141,262           1,431,735
Taxes and other payable                                         147,356              212,245             563,179
Income tax                                                       34,645             (201,804)            (32,342)
Other                                                               693                 (546)               (206)
                                                       ----------------     ----------------     ---------------

Net cash provided by operating activities                     1,058,124              790,274           2,086,975
                                                       ----------------     ----------------     ---------------

Investing activities:

Purchase of property and equipment, net                      (2,050,138)          (1,636,884)         (2,680,260)
Proceeds from sales of investments in
associated companies                                            (18,776)              (5,810)             13,438
Decrease (increase) in escrow account                           486,006           (1,381,682)                 --
Purchase of other assets                                       (978,269)          (1,210,403)         (1,347,532)
                                                       ----------------     -----------------    ----------------

Net cash used in investing activities                 (Ps.    2,561,177)   (Ps.    4,234,779)   (Ps.   4,014,354)
                                                       ----------------     ----------------     ---------------

                                                                        Years ended December 31,
                                                                        ------------------------

Financing activities:                                        2000                 1999                 1998
--------------------                                         ----                 ----                 ----
Proceeds from notes payable and long-term
debt                                                   Ps.      672,431     Ps.    4,744,289     Ps.   2,088,806
Payments of notes payable and long-term
debt                                                         (1,302,914)            (756,181)            (28,418)
Increase of capital stock                                                                 --               8,784
Effect of rights and primary offerings                        1,536,524              399,220                  --
                                                       ----------------     ----------------     ---------------

Net cash provided by financing activities                       906,041            4,387,328           2,069,172
                                                       ----------------     ----------------     ---------------

Net (decrease) increase in cash and cash
equivalents                                                    (597,012)             942,823             141,793
Cash and cash equivalents at beginning
of year                                                       1,255,177              312,354             170,561
                                                       ----------------     ----------------     ---------------

Cash and cash equivalents at the end of
year                                                   Ps.      658,165     Ps.    1,255,177     Ps.     312,354
                                                       ================     ================     ===============

Interest expense paid                                  Ps.      840,071     Ps.      373,933     Ps.     376,554
                                                       ================     ================     ===============

Income tax paid                                        Ps.      134,851     Ps.       98,195     Ps.      40,117
                                                       ================     ================     ===============

Supplemental disclosures of non-cash activities:

Conversion of debt to equity                           Ps.           --     Ps.      427,974     Ps.   1,291,867

2) The provision for income taxes for the years ended December 31, 2000, 1999 and 1998 was as follows:

                                                        Years ended December 31,
                                                        ------------------------

                                             2000                 1999                  1998
                                             ----                 ----                  ----
Asset tax not offset by current taxes    Ps.   149,746       Ps.    144,530        Ps.   78,590
Deferred tax                                        --               13,300             (61,662)
                                         -------------       --------------        ------------

Tax charge                               Ps.   149,746       Ps.    157,830        Ps.   16,928
                                         =============       ==============        ============


3) Deferred income taxes

For Mexican tax purposes, inventories are expensed when purchased and consequently, result in the recognition of a deferred tax liability.

Significant components of deferred income taxes under U.S. GAAP are shown in the next page:

                                                                             December 31, 2000
                                                                             -----------------

                                                            SFAS 109             SFAS 109
                                                           applied to           applied to
                                                          Mexican GAAP           U.S. GAAP
                                                            Balances            adjustments             Total
                                                        ----------------      --------------      ----------------
Deferred liabilities:
Inventories                                             Ps.       83,607      Ps.         --      Ps.       83,607
Property and equipment                                           465,360                  --               465,360
Cellular telephones to be amortized                              245,280                  --               245,280
Concessions                                                        6,989                  --                 6,989
Interest rate collar                                                  --                  54                    54
                                                        ----------------      --------------      ----------------

Deferred tax liabilities                                         801,236                  54               801,290
                                                        ----------------      --------------      ----------------

Deferred assets:
Allowance for doubtful accounts                                   74,319                  --                74,319
Net operating loss carryforwards and tax
credits                                                        1,240,379                  --             1,240,379
Reorganization reserve                                            24,952                  --                24,952
Gain from the exchange of non-monetary
assets                                                                --              71,429                71,429
Pre-operating expenses                                                --              32,726                32,726
Valuation allowance                                             (349,802)           (104,101)             (453,903)
                                                        ----------------      --------------      ----------------

Deferred tax assets                                              989,848                  54               989,902
                                                        ----------------      --------------      ----------------

Net deferred tax assets                                (Ps.      188,612)     Ps.         --     (Ps.      188,612)
                                                        ================      ==============      ================

                                                                  December 31, 1999
                                                                  -----------------

                                                 SFAS 109             SFAS 109
                                                applied to           applied to
                                               Mexican GAAP           U.S. GAAP
                                                 Balances            adjustments             Total
                                             ----------------      --------------      ----------------
Deferred liabilities:
Inventories                                  Ps.       70,296      Ps.         --      Ps.       70,296
Property and equipment                                288,473                  --               288,473
Cellular telephones to be amortized                   205,538                  --               205,538
Concessions                                             3,443                  --                 3,443
                                             ----------------      --------------      ----------------

Deferred tax liabilities                              567,750                  --               567,750
                                             ----------------      --------------      ----------------

Deferred assets:
Allowance for doubtful accounts                        56,928                  --      Ps.       56,928
Net operating loss carryforwards and tax
credits                                               960,016                  --               960,016
Reorganization reserve                                 24,952                  --                24,952
Interest rate collar                                       --               2,007                 2,007
Gain from the exchange of non-monetary
assets                                                     --              71,429                71,429
Pre-operating expenses                                     --              26,324                26,324
Valuation allowance                                  (285,534)            (99,760)             (385,294)
                                             ----------------      --------------      ----------------

Deferred tax assets                                   756,362                  --               756,362
                                             ----------------      --------------      ----------------

Net deferred tax assets                     (Ps.      188,612)     Ps.         --     (Ps.      188,612)
                                             =================     ==============      ================

Under U.S GAAP, the effect of the restatement of non-monetary assets is recorded directly to stockholders' equity. Accordingly, the deferred taxes related to such assets would be reflected directly in equity under U.S. GAAP. Deferred taxes recorded directly to stockholders' equity relating to the restatement of non-monetary assets were Ps.427,727 for the year ended December 31, 1996 (not applicable thereafter).

The Company has recorded a deferred tax asset of Ps.1,240,379 reflecting the benefit of tax loss carryforwards, which expire in varying amounts between 2005 and 2010. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset at December 31, 2000 will be realized based on the following:

(i) the net deferred tax asset amounting to Ps.188,612 represents less than the tax loss carryforwards (which are subject to indexation) of 2000 which has an expiration period of up to 10 years, and

(ii) although the Group generated operating losses for five years through 1998 and in 2000, it believes that it is more likely than not that the net deferred tax asset will be realized based on the Group's business plan estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded as of December 31, 2000.

The Group's estimate of future taxable income is based primarily on and supported by (i) the significant improvement in operating performance from February 1997 through December 2000, as evidenced by the success of the implementation of the Verizon wireless business model. This model has produced strong subscriber annual compound growth of 61% for the period 1997 through 2000. Improved revenues mainly driven by subscriber growth and lower network and operating costs, resulting in an operating profit during the first two quarters of 2000, during the first three quarters of 1999 and during 1998 (excluding the write-down of Project 450), as compared to an operating loss during 1997, (ii) Vodafone Group's strong experience and success in the prepaid market is being implemented, (iii) additional increase in revenues generated by the Calling Party Pays system with an important taxable operating margin, (iv) the change in the IT law to increase the useful lives for network equipment from 3.3 years to
12.5 years, representing an important decrease in depreciation expense for IT purposes and (v) an increase in 2001 of the potential effects of additional cost -cutting measures that management is currently evaluating.

The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced (See Note 12.)

As of December 31, 2000, the Company had a valuation allowance of Ps.349,802 to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carryforwards and tax credits.

The effective rate reconciliation under US GAAP as of December 31, is as follows:

                                                               2000                1999                 1998
                                                               ----                ----                 ----
Income tax (benefit) expense at statutory rate            (Ps.   333,855)     Ps.    158,856      (Ps.   525,176)
Add (deduct):
Inventory purchases less cost of sales                           (13,311)             35,460             219,348
Depreciation and amortization                                   (176,888)           (313,939)            319,316
Differences between interest and inflationary
gains or losses                                                   77,095             152,956            (137,453)
Net assets tax                                                   149,746             144,530              78,590
Income tax loss carryforwards                                    257,832            (476,752)             75,066
Provision for doubtful accounts                                   17,391                (783)           (115,806)
Telephones to be amortized                                       (39,743)            293,159             229,982
Goodwill amortized                                                55,315              64,710              45,119
Pre-operating expenses                                             6,402              25,573             (66,084)
Income tax rate change                                                --               5,938                  --
Other                                                            149,762              68,122            (105,974)
                                                           -------------      --------------       -------------

Effective income tax expense at effective rate             Ps.   149,746      Ps.    157,830       Ps.    16,928
                                                           =============      ==============       =============

4) Fair values of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2000 and 1999.

Cash and cash equivalents: The carrying amount reported in the balance sheet approximates fair value due to its short-term nature.

Long term debt: The Company's long-term debt, except for the unsecured senior notes, bears interest at variable rates and consequently, the carrying value approximates fair value. As of December 31, 2000 and 1999, the carrying value of the unsecured Senior Notes Due 2004 was Ps.1,441,470 and Ps.1,552,451 and the fair value was Ps.1,398,226 and Ps.1,474,829, respectively. As of December 31, 2000 and 1999, the carrying value of the Senior Notes Due 2006 was Ps.3,363,431 and Ps.3,622,385 and the fair value was Ps.3,321,388 and Ps.3,767,278, respectively.

Foreign currency exchange contracts: At December 31, 2000 and 1999, the book value of the foreign currency hedge forward rate contracts was Ps.369,447 and Ps.896,519 and the fair value Ps.320,100 and Ps.797,042, respectively. Fair values were determined based on estimated current market settlement prices obtained from dealer quotes.

5) Economic environment

The Company is a Mexican corporation with substantially all of its operations located in Mexico and approximately 99% of its 2000 revenues generated within Mexico. Accordingly, the economic environment within Mexico, which is significantly affected by the actions taken by the Mexican government, can be expected to have a significant impact on the Company's financial condition and results of operations and on its ability to meet its future obligations. The Company imports (and purchases in U.S. Dollars) handsets, equipment for cellular sites and other telecommunications equipment, while prices are set and revenues are generated in Mexican pesos.

6) Disclosure of certain significant risks and uncertainties:

Foreign Currency Exchange Risk

Although a substantial amount of the Company's debt obligations, including the long-term bank loan and unsecured senior notes, is denominated in U.S. Dollars, the Company generates revenues in Mexican pesos; therefore, the Company is exposed to currency exchange rate risks that could significantly affect the Company's ability to meet its obligations. As mentioned in Note 10 and in Note 21.c, Old Iusacell entered into a foreign currency hedge utilizing forward-rate contracts, hedging its exchange rate exposure for principal and interest payments coming due over the period April 2000 to April 2001. Any significant decrease in the value of the Mexican peso relative to the U.S. Dollar in the near term may have a material adverse effect on the Company and on its ability to meet its long-term debt obligations.

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

8) Stock Purchase Plan

As mentioned in Note 15, the Company has a fixed stock option plan, the Stock Purchase Plan. This plan grants options to purchase New Iusacell common stock at a price equal to the market price of the stock at the date of the grant. The Company applies Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plan. The Company has adopted the disclosure-only provisions of SFAS No.123 "Accounting for Stock based Compensation". The Company recognizes no compensation expense for its Stock Purchase Plan. If the Company had elected to recognize compensation expense based on the fair value at the grant dates for 1999 and 2000, and subsequent fixed plan awards consistent with the provisions of SFAS No.123, net income and earnings per share would have been changed to the pro forma amounts indicated in the next page:

                                                             Years ended December 31,
                                                             ------------------------

                                                    2000               1999              1998
                                                    ----               ----              ----
Under Mexican GAAP:
Net (loss) profit             As reported       (Ps. 1,075,204)     Ps.  363,667     (Ps. 1,587,615)
                              Pro forma             (1,085,026)          352,647         (1,598,104)
Basic and fully diluted       As reported                (0.77)             0.28              (1.42)
(loss) profit per share       Pro forma                  (0.78)             0.27              (1.43)

Under U.S. GAAP:
Net (loss) profit             As reported       (Ps. 1,087,849)     Ps.  261,157     (Ps. 1,577,224)
                              Pro forma             (1,097,671)          250,137         (1,587,713)
Basic and fully diluted       As reported                (0.78)             0.20              (1.41)
(loss) profit per share       Pro forma                  (0.79)             0.19              (1.42)

These results may not be representative of the effects on pro forma net income for future years.

The Company determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                2000                 1999                 1998
                                ----                 ----                 ----
Dividend yield                    0%                  0%                   0%
Expected volatility              67%                 71%                  67%
Risk-free interest rate          14%                 20%                  25%
Expected lives (in years)       4.0                 4.0                  4.0

The weighted average per share value of options granted during 2000, 1999 and 1998 was Ps.15.35, Ps.11.05 and Ps.5.39, respectively.

This table is a summary of the status of the Stock Purchase Plan:

                                                                                               Weighted
                                                                                                Average
                                                                    Stock Options           Exercise Price
                                                                    -------------           --------------
Outstanding December 31, 1997                                           7,549,834              Ps. 10.37

Granted                                                                 2,199,600                   5.39
Exercised                                                                 767,440                   8.29
Canceled/forfeited                                                      1,082,104                   9.41

Outstanding December 31, 1998                                           7,899,890                   9.32

Granted                                                                 1,603,000                  11.05
Exercised                                                                 274,660                   4.87
Canceled/forfeited                                                      1,532,996                   7.20

Outstanding December 31, 1999                                           7,695,234                  10.26

Granted                                                                   681,000                  15.35
Exercised                                                               1,210,110                  11.02
Canceled/forfeited                                                        681,000                   8.44

Outstanding December 31, 2000                                           6,485,124                  10.84

As of December 31, 2000, 1999 and 1998, 5,804,124, 6,092,234 and 5,700,290
shares, respectively, were exercisable. The following table summarizes information about Stock Purchase Plan options outstanding as of December 31, 2000, 1999, 1998 and 1997:

                               Range                                                        Weighted
                                of                                        Remaining          Average
                              Prices                     Shares             Life              Price
                              ------                     ------             ----              -----
          1997           Ps.  7.54 to 14.31             7,549,834             0           Ps.  10.37
          1998                 4.31 to 8.29             5,294,462             1                 7.02
          1998               13.68 to 14.31             2,605,428             1                13.98
          1999                 4.31 to 9.17             3,812,285             2                 7.33
          1999               11.46 to 14.31             3,882,949             2                13.13
          2000                 4.31 to 9.17             2,695,417             3                 7.16
          2000               11.46 to 15.35             3,789,707             3                13.46

9) Capitalized interest and interest expense

As of December 31, 1999 and 1998, capitalized interest amounted to Ps.176,933 and Ps.151,350, respectively. There was no capitalized interest for 2000. For the years ended December 31, 2000, 1999 and 1998 interest expensed amounted to Ps.897,848, Ps.317,528 and Ps.400,125, respectively.

10) New Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires that all the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and if it is, the type of hedge transaction. In June 2000, the FASB issued SFAS 138, "Accounting for Derivative Instruments and Hedging Activities", which amended certain provisions of SFAS No. 133 to clarify four areas causing difficulties in implementation. This statement is effective for fiscal years beginning after June 15, 2000.

Derivative financial instruments are currently used by the Company to manage interest rate risk and foreign exchange rate risk, on certain long-term debt. The Company adopted FAS 133 in the first quarter of 2001 and has recorded a one-time charge for the initial adoption totaling approximately Ps.42,073 (U.S.$4,378) on its income statement.

Accounting for Transfers and servicing of Financial Assets and Extinguishments of Liabilities

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extingyishements of Liabilities", which replaces SFAS 125. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS 125 without reconsideration. This standard has various effective dates, the earliest of which is for fiscal years ending after December 15, 2000. We do not believe the adoption of SFAS 140 will have a material impact on our financial position, results of operations, or cash flows.

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

In view of these circumstances, Old Iusacell decided not to fully continue Project 450, given that it was becoming less operationally and technically feasible. At such time, the undiscounted future cash flows were less than the carrying value of the Project 450 assets. As a result, in September 1998, Old Iusacell's Board of Directors resolved to writedown the Project 450 assets. An impairment charge of Ps.1,201,176 was recorded to reduce the Project 450 assets to their fair value, amounting to Ps. 49,760. Even though there was no market for the 450 MHz network equipment, Old Iusacell's operations group determined that certain of these assets, representing about 10% of the related fixed assets, could be re-deployed in the mobile wireless network. Therefore, a full provision for impairment was recorded for all other assets associated with the project.

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

Other Businesses - The Company provides paging, local telephony, microwave links and data transmission services. It has concessions for PCS services which are in a preoperating stage.

The tables below presents information about reported segments for the year ended December 31, 2000, 1999 and 1998 under Mexican GAAP measurement, using the presentation required by SFAS 131.

                                                       Year ended December 31, 2000
                                                       ----------------------------
                                                Long          Other         Total         Reconciling       Total
                              Cellular        distance     businesses     segments         items (2)    consolidated
                              --------        --------     ----------     --------         ---------    ------------
Revenues - third party    Ps. 5,316,603  Ps.   66,634  Ps.  108,032   Ps. 5,491,269    (Ps.   3,040)   Ps. 5,488,229
Revenues - affiliates         2,656,691       506,902       640,326       3,803,919      (3,803,919)              --
Depreciation and
amortization                  2,206,251        86,776        21,836       2,314,863          (7,414)      2,307,449
Operating income (loss)        (126,088)     (117,818)     (153,722)       (397,628)         (7,848)       (405,476)
EBITDA (1)                    2,080,163       (31,042)     (131,886)      1,917,235         (15,262)      1,901,973
Total assets                 25,691,227     1,073,124     1,977,369      28,741,720     (12,961,283)     15,780,437
Capital expenditures          1,688,092        78,313       293,409       2,059,814              --       2,059,814

                                                       Year ended December 31, 1999
                                                       ----------------------------
                                               Long          Other         Total         Reconciling       Total
                             Cellular        distance     businesses     segments         items (2)    consolidated
                             --------        --------     ----------     --------         ---------    ------------
Revenues - third party    Ps. 4,281,687  Ps.  120,843  Ps.  177,231   Ps. 4,579,761     Ps.   1,629   Ps. 4,581,390
Revenues - affiliates         1,978,277       375,778       487,674       2,841,729      (2,841,729)             --
Depreciation and
amortization                  1,491,878        58,522         8,963       1,559,363          (6,659)      1,552,704
Operating income (loss)          97,171      (130,535)      (78,133)       (111,497)        101,854          (9,643)
EBITDA (1)                    1,589,049       (72,013)      (69,170)      1,447,866          95,195       1,543,061
Total assets                 15,832,760       347,378       783,191      16,963,329        (799,800)     16,163,529
Capital expenditures          1,741,138       114,364        11,986       1,867,488              --       1,867,488

                                                       Year ended December 31, 1998
                                                       ----------------------------
                                               Long          Other         Total         Reconciling       Total
                             Cellular        distance     businesses     segments         items (2)    consolidated
                             --------        --------     ----------     --------         ---------    ------------
Revenues - third party    Ps. 3,205,524  Ps.   67,345  Ps.  193,811   Ps. 3,466,680   (Ps.   10,037)  Ps. 3,456,643
Revenues - affiliates         1,364,577       221,839       544,922       2,131,338      (2,131,338)             --
Depreciation and
amortization                    922,574        27,637        24,793         975,004          (2,155)        972,849
Operating income (loss)          65,468      (159,200)      (18,590)       (112,322)     (1,107,772)     (1,220,094)
EBITDA (1)                      988,042      (131,563)        6,203         862,682          91,249         953,931
Total assets                 14,991,976     1,208,286     1,463,629      17,663,891      (5,513,380)     12,150,511
Capital expenditures          3,410,876       527,092        23,261       3,961,229              --       3,961,229

(1) EBITDA as used by the Company is operating profit (loss) plus the sum of depreciation and amortization. The Company's reconciliation of EBITDA to consolidated net profit (loss) under Mexican GAAP as of December 31, 2000, 1999 and 1998, is as follows:

                                                                       Years ended December 31,
                                                                       ------------------------
                                                            2000                 1999                  1998
                                                            ----                 ----                  ----
    EBITDA                                              Ps.  1,901,973      Ps.  1,543,061        Ps.    953,931
    Depreciation and amortization                           (2,307,449)         (1,552,704)             (972,849)
    Project 450 non-cash write-down                                 --                  --            (1,201,176)
    Other (expense) income, net                                     --             (25,120)              162,401
    Integral financing (cost) gain                            (525,421)            576,970              (466,094)
    Equity participation in net (loss) gain
    of associated companies and net (loss)
    gain on sale of equity investments                         (18,819)            (51,877)               30,424
    Assets tax                                                (149,746)           (144,530)              (78,590)
    Minority interest                                           15,767              19,540                 6,910
    Profit (loss) from discontinued
    operations                                                   8,491              (1,673)              (22,572)
                                                      ----------------     ---------------       ---------------
    Net (loss) profit for the year                   (Ps.    1,075,204)    Ps.     363,667      (Ps.   1,587,615)
                                                      ================     ===============       ===============

(2) Reconciling items primarily reflect inter-segment eliminations and certain non-recurring items, including a gain on sale in 1998 of Ps.204,083 related to a fiber optic cable agreement (see Note 21g) and a non-cash write-down of Ps.1,201,176 in connection with Project 450 (see Notes 18 and 21b).

13) U.S. GAAP requires the desegregation of the account balances as disclosed below. There is no similar requirement under Mexican GAAP. As of December 31, the account balances were as follows:

                                                                          2000                     1999
                                                                          ----                     ----
Recoverable taxes and other:

Interconnection fees                                                 Ps.     136,422           Ps.    66,155
Recoverable VAT and other taxes                                              253,755                 301,831
Other                                                                        165,997                 293,560
                                                                     ---------------           -------------
                                                                     Ps.     556,174           Ps.   661,546
                                                                     ===============           =============
Taxes and other payables:

Taxes and rights payable                                             Ps.     170,894           Ps.   162,436
Interest payable                                                             195,977                 186,278
Other                                                                        679,731                 646,090
                                                                     ---------------           -------------
                                                                     Ps.   1,046,602           Ps.   994,804
                                                                     ===============           =============

l) Discontinued Operations

As described in Note 19, in December 1998, Old Iusacell decided to discontinue the operations of its subsidiary, Cellular Solutions, which was in the business of selling accessories for cellular handsets, and consequently, recognized a gain (loss) from discontinued operations amounting to Ps.8,491, (Ps.1,673) and (Ps.22,572), for the years ended December 31, 2000, 1999 and 1998, respectively. Under U.S. GAAP the gain (loss) from discontinued operations is recorded as an operating income (expense).

m) Extraordinary item

Under Mexican GAAP the utilization of the Company's tax loss carryforwards in 1999 is classified as an extraordinary item and presented as a separate line item in the consolidated income statement. Under U.S. GAAP, the utilization of the Company's tax loss carryforward is recorded as a component of the taxation expense.

n) Depreciation

Under Mexican GAAP depreciation is not included in the measure of gross profit. Under US GAAP Ps.1,237,688, Ps.755,201 and Ps.414,161 for the years ended December 31, 2000, 1999 and 1998, respectively, are reclassified to cost of sales.

                        REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, February 23, 2001 (except with respect to the matters discussed in Note 20 for which the date is April 4, 2001)

The Board of Directors of
Grupo Iusacell Celular, S. A. de C. V.
(formerly known as Grupo Iusacell, S. A. de C. V.)


We have audited the accompanying consolidated balance sheets of Grupo Iusacell Celular, S. A. de C.V. (the Company) - formerly known as Grupo Iusacell, S. A. de C. V. - and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4j. to the consolidated financial statements, effective January 1, 2000, the Company and its subsidiaries adopted the guidelines of the revised Bulletin D-4 "Accounting Treatment of Income Tax, Assets Tax and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Iusacell Celular, S. A. de C. V. - formerly known as Grupo Iusacell, S. A. de C.
V. - and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of its operations, changes in stockholders' equity and changes in its consolidated financial position for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain respects from accounting principles generally accepted in the United States. In our opinion, based on our audits, application of accounting principles generally accepted in the United States would have affected the determination of the amount shown as net (loss) profit for the years ended December 31, 2000, 1999 and 1998 and the total amount of stockholders' equity as of December 31, 2000 and 1999 to the extent summarized in Note 21 to the consolidated financial statements.

PricewaterhouseCoopers

Juan Manuel Ferron Solis
Audit Partner

             GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
       (formerly known as Grupo Iusacell, S. A. de C. V. and subsidiaries)
                 (subsidiary of Grupo Iusacell, S. A. de C. V.)

                           CONSOLIDATED BALANCE SHEETS
                              (Notes 1, 2, 3 and 4)

           Adjusted for price-level changes and expressed in thousands of constant Mexican pesos as of December 31, 2000

                                                                                           December 31,
                                                                                           ------------
Assets                                                                                2000              1999
------                                                                                ----              ----
CURRENT ASSETS:
Cash and cash equivalents (Note 4c.)                                             Ps.   280,033     Ps.   194,015
                                                                                 -------------     -------------
Accounts receivable:
Trade, net of Ps.212,341 and Ps.162,653 of allowance for doubtful
accounts in 2000 and 1999, respectively (Note 4d.)                                     610,250           771,365
Related parties (Note 5)                                                                48,232            51,364
Recoverable taxes and other                                                            492,518           655,154
                                                                                 -------------     -------------
                                                                                     1,151,000         1,477,883
                                                                                 -------------     -------------
Inventories (Note 6)                                                                   238,877           200,844
                                                                                 -------------     -------------
Total current assets                                                                 1,669,910         1,872,742

Investment in associated companies (Note 7)                                             31,563            27,498
Property and equipment - Net (Note 8)                                                7,908,869         7,377,799
Other assets - Net (Note 9)                                                          1,809,980         2,202,383
Excess of cost of investments in subsidiaries over book value - Net of accumulated amortization of Ps.635,035 in 2000 and Ps.530,902 in 1999
(Note 4.i)                                                                           1,808,965         1,962,600
                                                                                 -------------     -------------
Total assets                                                                     Ps.13,229,287     Ps.13,443,022
                                                                                 =============     =============
Liabilities and Stockholders' Equity

CURRENT LIABILITIES:
Notes payable (Note 10)                                                          Ps.   115,317     Ps.   103,497
Current portion of long-term debt (Note 10)                                          1,287,413           550,949
Trade accounts payable (Note 11)                                                       472,927           698,956
Related parties (Note 5)                                                               148,596           126,431
Taxes and other payables                                                               946,879           964,124
Income tax (Note 12)                                                                    36,550             1,498
Employee profit sharing (Note 12)                                                            5               413
                                                                                 -------------     -------------
Total current liabilities                                                            3,007,687         2,445,868

Long-term debt (Note 10)                                                             2,730,651         4,348,849
Other accounts payable, long-term                                                        3,275             2,582
Commitments and contingencies (Notes 4k. and 13)                                            --                --
                                                                                 -------------     -------------
Total liabilities                                                                    5,741,613         6,797,299
                                                                                 -------------     -------------

STOCKHOLDERS' EQUITY:

Contributed capital (Notes 14, 15 and 16):

Capital stock                                                                       12,327,982        12,327,982
Capital contributed                                                                     88,919            88,919
                                                                                 -------------     -------------
                                                                                    12,416,901        12,416,901
                                                                                 -------------     -------------
Contributions for future capital stock increases                                     1,247,278                --
                                                                                 -------------     -------------

Earned capital (Note 16):
Accumulated profits (losses):
Legal reserve                                                                           25,697             4,861
For prior years                                                                     (4,945,760)       (5,341,638)
For the year                                                                          (644,081)          416,714
                                                                                 -------------     -------------
                                                                                    (5,564,144)       (4,920,063)
                                                                                 -------------     -------------
Accumulated effect of deferred taxes                                                   187,445                --
                                                                                 -------------     -------------
Deficit from restatement                                                              (824,175)         (824,175)
                                                                                 -------------     -------------

Total majority stockholders' equity                                                  7,463,305         6,672,663

Minority interest                                                                       24,369           (26,940)
                                                                                 -------------     -------------

Total stockholders' equity                                                           7,487,674         6,645,723
                                                                                 -------------     -------------

Total liabilities and stockholders' equity                                       Ps.13,229,287     Ps.13,443,022
                                                                                 =============     =============


The accompanying twenty two notes are an integral part of these consolidated financial statements.

             GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                              (Notes 1, 2, 3 and 4)

           Adjusted for price-level changes and expressed in thousands of constant Mexican pesos as of December 31, 2000

                                                                                       Year ended December 31,
                                                                            -------------------------------------------
                                                                             2000               1999               1998
                                                                             ----               ----               ----
Revenues:
Services                                                               Ps.   4,981,799    Ps.   4,105,278     Ps.   2,997,340
Telephone equipment sales and other                                            506,430            476,112             459,303
                                                                       ---------------    ---------------     ---------------
                                                                             5,488,229          4,581,390           3,456,643
                                                                       ---------------    ---------------     ---------------
Cost of sales:
Cost of services                                                             1,402,414          1,170,439             937,951
Cost of telephone equipment sales and other                                    340,992            293,637             245,757
                                                                       ---------------    ---------------     ---------------
                                                                             1,743,406          1,464,076           1,183,708
                                                                       ---------------    ---------------     ---------------
Gross profit                                                                 3,744,823          3,117,314           2,272,935

Operating expenses                                                           1,836,734          1,573,936           1,319,004

Depreciation and amortization                                                2,280,613          1,551,986             972,849

450 project non cash writedown (Note 18)                                           --                 --            1,201,176
                                                                       ---------------    ---------------     ---------------
Operating loss                                                                (372,524)            (8,608)         (1,220,094)
                                                                       ---------------    ---------------     ---------------
Other expenses (income) - Net                                                      --              25,120            (162,401)
                                                                       ---------------    ---------------     ---------------
Integral financing cost (gain):

Interest expense - Net                                                         488,306            292,787             273,351
Foreign exchange loss (gain) - Net                                              18,741           (201,398)          1,023,651
Gain from monetary position                                                   (358,604)          (720,371)           (830,908)
                                                                       ---------------    ---------------     ---------------
                                                                               148,443           (628,982)            466,094
                                                                       ---------------    ---------------     ---------------
Equity participation in net (gain) loss of associated companies
and net (gain) loss on sale of equity investments (Note 7)                      (2,374)            51,877             (30,424)
                                                                       ---------------    ---------------     ---------------
(Loss) profit from continuing operations before assets tax,
income tax, minority interest and extraordinary item                          (518,593)           543,377          (1,493,363)

Provisions for:
Assets tax                                                                     149,746            144,530              78,590
Income Tax                                                                          --            442,248                --
                                                                       ---------------    ---------------     ---------------

Loss from continuing operations before minority interest
and extraordinary item                                                        (668,339)           (43,401)         (1,571,953)

Minority interest                                                               15,767             19,541               6,910
                                                                       ---------------    ---------------     ---------------

Loss from continuing operations before extraordinary item                     (652,572)           (23,860)         (1,565,043)

Extraordinary item:
Amortization of tax loss carryforwards                                             --             442,248                --
                                                                       ---------------    ---------------     ---------------
Net (loss) profit from continuing operations                                  (652,572)           418,388          (1,565,043)

(Profit) loss from discontinued operations (net of Income tax)
(Note 19)                                                                       (8,491)             1,674              22,572
                                                                       ---------------    ---------------     ---------------

Net (loss) profit for the year                                          (Ps.   644,081)    Ps.    416,714       (Ps.1,587,615)
                                                                       ===============    ===============     ===============

Weighted average number of shares of common stock outstanding
(thousands)                                                                  1,644,914          1,286,844           1,121,396
                                                                       ===============    ===============     ===============

Loss per share before extraordinary item (pesos)                        (Ps.     0 .40)          (Ps.0.02)           (Ps.1.40)
                                                                       ===============    ===============     ===============

Net (loss) profit per share (pesos)                                     (Ps.      0.39)           Ps.0.32            (Ps.1.42)
                                                                       ===============    ===============     ===============


The accompanying twenty two notes are an integral part of these consolidated financial statements.

             GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                              (Notes 1, 2, 3 and 4)

     Adjusted for price-level changes and expressed in thousands of constant
                     Mexican pesos as of December 31, 2000

                                                                           Accumulated profits (losses)
                                                                   ----------------------------------------------
                                                                                   Contributions
                                                                                    for future
                                                  Capital stock      Capital       capital stock       Legal
                                                   subscribed     contributions      increases        reserve         Prior years
                                                   ----------     -------------      ---------        -------         -----------
Balance at December 31, 1997                    Ps.   9,265,683    Ps.  88,919                       Ps. 4,861      (Ps. 2,302,053)

Application of 1997 net loss                                                                                            (1,451,970)

Increase in capital stock from
the capitalization of
stockholders' debt                                    1,291,867

Increase in capital stock through
the issuance of shares under the
Executive Stock Purchase Plan                             8,784

Comprehensive loss for the year
                                                ---------------    -----------    --------------    -----------    ---------------
Balance at December 31, 1998                         10,566,334         88,919                            4,861         (3,754,023)

Application of 1998 net loss                                                                                            (1,587,615)

Increase in capital stock from
the capitalization of
stockholders' debt                                    1,761,648

Comprehensive income for the
year
                                                ---------------    -----------    --------------    -----------    ---------------
Balance at December 31, 1999                         12,327,982         88,919                            4,861         (5,341,638)

Application of 1999 net profit                                                                           20,836            395,878

Contributions for future capital
stock increases                                                                   Ps.  1,247,278

Comprehensive loss for the year
                                                ---------------    -----------    --------------    -----------    ---------------
Balance at December 31, 2000                    Ps.  12,327,982    Ps.  88,919    Ps.  1,247,278    Ps.  25,697    (Ps.  4,945,760)
                                                ===============    ===========    ==============    ===========    ===============

                                                                      Accumulated profits (losses)
                                                           ----------------------------------------------
                                                                   Accumulative
                                                                    effect of                                            Total
                                                                     deferred       Deficit from      Minority      stockholders'
                                                 For the year          taxes         restatement      interest          equity
                                                 ------------          -----         -----------      --------          ------
Balance at December 31, 1997                    (Ps. 1,451,970)                     (Ps. 790,834)   Ps. 16,801      Ps.4,831,407

Application of 1997 net loss                         1,451,970                                                                --

Increase in capital stock from
the capitalization of
stockholders' debt                                                                                                     1,291,867

Increase in capital stock through
the issuance of shares under the
Executive Stock Purchase Plan                                                                                              8,784

Comprehensive loss for the year                     (1,587,615)                          (41,369)      (15,808)       (1,644,792)
                                                -------------      ------------     ------------       --------     ------------
Balance at December 31, 1998                        (1,587,615)                         (832,203)          993         4,487,266

Application of 1998 net loss                         1,587,615                                                                --

Increase in capital stock from
the capitalization of
stockholders' debt                                                                                                     1,761,648

Comprehensive income for the
year                                                  416,714                              8,028        (27,933)         396,809
                                                -------------      ------------     ------------       --------     ------------
Balance at December 31, 1999                          416,714                           (824,175)       (26,940)       6,645,723

Application of 1999 net profit                       (416,714)                                                                --

Contributions for future capital
stock increases                                                                                                        1,247,278

Comprehensive loss for the year                      (644,081)     Ps.  187,445                          51,309         (405,327)
                                                -------------      ------------     ------------      ---------     ------------
Balance at December 31, 2000                    (Ps.  644,081)     Ps.  187,445    (Ps.  824,175)     Ps.24,369     Ps.7,487,674
                                                =============      ============     ============      =========     ============


The accompanying twenty two notes are an integral part of these consolidated financial statements.

             GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                              (Notes 1, 2, 3 and 4)

           Adjusted for price-level changes and expressed in thousands of constant Mexican pesos as of December 31, 2000

                                                                                             Year ended December 31,
                                                                          --------------------------------------------------------
Operating activities:                                                             2000               1999               1998
--------------------                                                              ----               ----               ----
Loss from continuing operations before extraordinary item                 (Ps.      652,572)  (Ps.      23,860)      (Ps.1,565,043)
Items not requiring the use of resources:
Depreciation and amortization                                                     2,280,613          1,551,986             972,849
450 Project non cash writedown                                                          --                 --            1,201,176
Equity participation in net (gain) loss of associated companies and
net (gain) loss on sale of equity investments                                        (2,374)            51,877             (30,424)
Minority interest                                                                   (15,767)           (19,541)             (6,910)
                                                                           ----------------    ---------------    ----------------
                                                                                  1,609,900          1,560,462             571,648
Resources (used for) provided by operating activities:

Trade accounts receivable                                                           161,115           (400,365)            (74,132)
Related parties                                                                      25,297             66,129              86,063
Recoverable taxes and other                                                         162,636            (63,639)           (393,100)
Inventories                                                                         (38,033)            25,588             122,778
Trade accounts payable                                                             (226,029)          (372,251)             43,399
Taxes and other payables                                                            (17,245)            37,341             453,866
Income tax                                                                           35,052            (57,679)             46,355
Employee profit sharing                                                                (408)               405                (108)
Other                                                                                   693               (546)               (208)
                                                                           ----------------    ---------------    ----------------

Resources provided by operating activities before extraordinary
item and discontinued operations                                                  1,712,978            795,445             856,561

Amortization of tax loss carryforwards                                                  --             442,248                 --
Profit (loss) from discontinued operations                                            8,491             (1,674)            (22,572)
                                                                           ----------------    ---------------    ----------------
Resources provided by operating activities                                        1,721,469          1,236,019             833,989
                                                                           ----------------    ---------------    ----------------

Financing activities:

Proceeds from long-term debt                                                            --             357,994           1,349,367
Principal payments on long-term debt                                               (881,734)               --              (28,417)
Increase (decrease) in notes payable                                                 11,820           (805,011)            904,639
Contributions for future capital stock increases                                  1,247,278                --                   --
Accumulated effect of deferred income taxes                                         187,445                --                   --
Increase in capital stock from the capitalization of stockholders'
debt                                                                                    --           1,761,648           1,291,867
Increase in capital stock through the issuance of shares under the
Executive Employee Stock Purchase Plan                                                  --                 --                8,784
                                                                           ----------------    ---------------    ----------------
Resources provided by financing activities                                          564,809          1,314,631           3,526,240
                                                                           ----------------    ---------------    ----------------

Investing activities:

Purchase of property and equipment                                               (1,969,347)        (1,636,884)         (2,884,343)
Sale of common stock of associated companies                                         65,384             12,918              13,439
Purchase of PCS frequencies                                                             --                 --             (603,500)
Increase in telephones to be amortized                                                  --            (826,223)           (676,422)
Purchase of other assets                                                           (296,297)          (218,797)            (67,610)
                                                                           ----------------    ---------------    ----------------
Resources used for investing activities                                          (2,200,260)        (2,668,986)         (4,218,436)
                                                                           ----------------    ---------------    ----------------
Net increase (decrease) in cash and cash equivalents                                 86,018           (118,336)            141,793
Cash and cash equivalents at the beginning of the year                              194,015            312,351             170,558
                                                                           ----------------    ---------------    ----------------
Cash and cash equivalents at the end of the year                           Ps.      280,033    Ps.     194,015    Ps.      312,351
                                                                           ================    ===============    ================


The accompanying twenty two notes are an integral part of these consolidated financial statements.

             GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
       (formerly known as Grupo Iusacell, S. A. de C. V. and subsidiaries)
                 (subsidiary of Grupo Iusacell, S. A. de C. V.)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 1999 AND 1998

           Except as otherwise noted, adjusted for price-level changes and expressed in thousands of constant Mexican pesos as
                              of December 31, 2000.
               Amounts expressed in U.S. Dollars are in thousands.


NOTE 1 - ENTITY AND NATURE OF BUSINESS:

Grupo Iusacell Celular, S. A. de C. V. is a holding company incorporated on October 6, 1992, and as mentioned in the following paragraph, starting August 4, 1999, is subsidiary of Grupo Iusacell, S. A. de C. V. - formerly known as Nuevo Grupo Iusacell, S. A. de C. V. - (New Iusacell). On March 1, 2000, changed its name from Grupo Iusacell, S. A. de C. V. to Grupo Iusacell Celular, S. A. de C.
V. (the Company or Old Iusacell). Its subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in four contiguous market areas (each a Region) in central Mexico. The Company holds the non-wireline cellular concessions for Region 5 (Guadalajara), Region 6 (Leon), Region 7 (Puebla) and a cellular authorization for Region 9 (Mexico City). The Company and its subsidiaries are referred to collectively herein as the Group.

In October 1995, a subsidiary of the Company received a concession from the Mexican government to operate as a long distance carrier and began offering long distance service in August 1996. During 1996, the Company also signed a joint venture agreement for the operation of a business to provide nationwide and international paging services. The joint venture began to provide paging services in August 1996. In May 1998, a subsidiary of the Company acquired frequencies through auctions conducted by the Mexican government to provide wireless personal communication services (PCS) in Regions 1 and 4 in northern Mexico. During 2000, this subsidiary company was acquired by New Iusacell (see
Note 2).

As a part of a recapitalization and restructuring plan, a new holding company, New Iusacell, was incorporated on August 6, 1998 to acquire and hold all of the outstanding shares of the Company. In July 1999, New Iusacell initiated an offer to exchange its two classes of common stock for the four classes of common stock of the Company then outstanding on a one for one basis. As a result of the exchange, New Iusacell acquired 99.5% of Company's shares when the offer expired on August 10, 1999.

On February 1, 2000, New Iusacell launched a second exchange offer and at its conclusion, Old Iusacell's ADS depositary, The Bank of New York, converted the remaining non-exchanged Company's ADSs into New Iusacell shares. As a result of these transactions, New Iusacell increased its ownership in Old Iusacell to 99.99%. On June 15, 2000, New Iusacell launched a private purchase offer under which the Company expected to purchase the remaining Company's shares not tendered during the two exchange offers. At December 31, 2000 the remaining shares of the Company not owned by New Iusacell represented 0.002% of the total outstanding shares of the Company.

In February 1997, after execution of a definitive agreement between the Company's principal shareholders and approval by the Mexican government, Bell Atlantic Corporation (Bell Atlantic) assumed management control of the Company from Carlos Peralta and companies and individuals controlled by or related to him (together, the Peralta Group).

On June 30, 2000, Bell Atlantic and GTE Corporation completed their merger, creating Verizon Communications, Inc. (Verizon). References made to Verizon with respect to dates prior to June 30, 2000 are references to Bell Atlantic prior to its acquisition of GTE Corporation. Verizon and the Peralta Group hold substantial ownership interests (direct or indirect) in New Iusacell.

On January 5, 2001, New Iusacell announced that the Peralta Group, one of its principal shareholders, had informed New Iusacell that it had agreed to sell its 34.5% ownership in New Iusacell to the Vodafone Group Plc. This transaction is subject, among other things, to the authorization of the Mexican regulatory agencies and to the finalization of a shareholders' agreement between Vodafone and Verizon.

Summary

The subsidiaries of the Company which are included in the consolidated financial statements are as follows:

                                                                                           Economic interest
                                                                                         (direct or indirect)
                                                                                           as of December 31
                                                                                         --------------------
                                     Subsidiary                                         2000              1999
---------------------------------------------------------------------------------       ----              ----
                                                                                         (%)               (%)
S.O.S. Telecomunicaciones, S. A. de C. V. (Region 9)                                      100              100
Iusacell, S. A. de C. V.                                                                  100              100
Sistecel, S. A. de C. V.                                                                  100              100
Comunicaciones Celulares de Occidente, S. A. de C. V. (Region 5)                          100              100
Sistemas Telefonicos Portatiles Celulares, S. A. de C. V. (Region 6)                      100              100
Telecomunicaciones del Golfo, S. A. de C. V. (Region 7)                                   100              100
Inflight Phone de Mexico, S. A de C.V.                                                    100              100

                                                                                           Economic interest
                                                                                         (direct or indirect)
                                                                                           as of December 31
                                                                                         -------------------
                                     Subsidiary                                         2000              1999
---------------------------------------------------------------------------------       ----              ----
                                                                                         (%)               (%)
Inmobiliaria Montes Urales 460, S. A. de C.V.                                             100              100
Mexican Cellular Investments, Inc.                                                        100              100
Iusanet, S. A. de C. V.                                                                   100              100
Promotora Celular, S. A. de C. V.                                                         100              100
Iusatelecomunicaciones, S. A. de C. V.                                                     95               95
Iusatel, S. A. de C. V.                                                                    95               95
Grupo Iusacell Nicaragua, S. A.                                                           100              100
Cellular Solutions de Mexico, S. A. de C. V.                                               --              100
Satelitron, S. A. de C. V.                                                                 65               65
Infotelecom, S. A. de C. V.                                                                49               49
Punto a Punto Iusacell, S. A. de C. V.                                                     95               95
Iusacell PCS, S. A. de C. V. (Regions 1 and 4)                                             --               95

NOTE 2 - ACQUISITIONS, DISPOSITIONS AND GROUP STRUCTURE:

During 1999, Renta-Cell, S. A. de C. V. was merged into Promotora Celular, S. A. de C. V. The merger was recorded based on the financial statements of both subsidiary companies as of March 31, 1999.

In December 1998, the Group increased its ownership in Cellular Solutions de Mexico, S. A. de C. V. (Cellular Solutions) from 68% to 100% by acquiring the remaining 32% interest from the other shareholder, an alternate director of New Iusacell. This interest was acquired in anticipation of the discontinuance of Cellular Solutions (see Note 19). The cost of this acquisition was Ps.4,284, all of which represented the excess of investment cost over book value. The amount of such excess was included in Cellular Solutions' loss from discontinued operations for the year ended December 31, 1998.

In November 1999, the Group liquidated its investment in Compania Colombiana de Telefonia Celular, S. A. (Telecel) and recorded a loss of Ps.54,235.

On January 1, 2000, through a capital contribution, New Iusacell acquired the control of Iusacell PCS, S. A. de C. V. (Iusacell PCS).

In 2000, Cellular Solutions was merged into Iusacell, S. A. de C. V. The merger was recorded based on the financial statements of both subsidiary companies as of December 31, 2000.

Group Structure

Under the laws established by the Mexican government related to Verizon's assumption of management control, the Company may not own the majority of the voting stock of companies that hold concessions to provide telecommunications services other than cellular service. As of November 1998, the Company and Jose Ramon Elizondo, a director of New Iusacell (herein referred to as the Mexican National), entered into a joint venture formation agreement (the Agreement) pursuant to which they agreed to participate together in the microwave frequencies leasing, long distance, local telephony, PCS and paging businesses. The Company and the Mexican National agreed that the Company would own 94.9% of the economic interest and 49% of the voting shares of Iusatel, S. A. de C. V. (Iusatel), the Company's long distance concessionaire, Iusatelecomunicaciones,
S. A. de C. V. (Iusatelecomunicaciones), the Company's fixed wireless local telephony operation, Punto-a-Punto Iusacell, S. A. de C. V. (Punto-a-Punto Iusacell), a microwave frequencies concessionaire and Iusacell PCS, which holds concessions for 1.9GHz (PCS) frequencies in Regions 1 and 4. The Mexican National would own 5.1% of the economic interest and 51% of the voting shares of these companies. In addition, the Mexican National agreed to purchase a 2% economic and voting interest in Infotelecom, S. A. de C. V. (Infotelecom), a paging company, at cost, from the Company, which would continue to hold a 49% economic and voting interest in such company. The Mexican National completed the purchase of Infotelecom in December 1998 for Ps.28.

In December 1995, the Company signed a joint venture agreement with Infomin, S.
A. de C. V. (Infomin), a Mexican company which holds a fifteen-year concession to provide nationwide and international paging services through July 2009. Pursuant to this agreement, in March 1996, the Company and Infomin established a joint venture company, Infotelecom. As of December 31, 2000, Infotelecom is owned 49%, 49% and 2%, by Old Iusacell, Banorte, S. A. (which acquired Infomin's interest in Infotelecom in exchange for the retirement of debt) and the Mexican National, respectively. Under the Infotelecom joint venture agreement, the Company committed to contribute up to U.S.$10,500. As of December 31, 2000 and 1999, the Company had invested U.S.$10,500 and U.S.$10,000, respectively. This agreement establishes the individual and joint responsibilities of the partners. If a partner does not fulfill its responsibilities, sanctions could cause such partner to lose its investment and incur a penalty of up to U.S.$1,000.

In October 1997, the Company and the Mexican National incorporated Punto a Punto Iusacell, a company which participates in government auctions for microwave frequencies and operates concessions acquired in those auctions. Punto a Punto Iusacell acquired three concessions in the short haul microwave frequencies auction concluded in October 1997 and in January 2000 acquired the right to use long haul microwave frequencies won at auction by a third party.

In June 1998, the Company and the Mexican National incorporated Iusacell PCS, a company formed to participate in government auctions for frequencies in the 1.9 GHz band. Iusacell PCS acquired concessions in Regions 1 and 4 in such auctions, which were concluded in May 1998.

In November 1998, pursuant to the Agreement, the Mexican National acquired 51% of the voting shares of each of Iusatel and Iusatelecomunicaciones for Ps.27,382 and Ps.9,367, respectively. The shares of Infotelecom, Punto a Punto Iusacell, Iusatel and Iusatelecomunicaciones (each a Non-Cellular Subsidiary and together, the Non-Cellular Subsidiaries) acquired by the Mexican National pursuant to the Agreement are or will be illiquid. As a result, the Company agreed to grant the Mexican National, from and after June 30, 2002 (or sooner under certain circumstances), the right to put all, but not less than all, shares in any one or more Non-Cellular Subsidiary to the Company for an amount equal to his investment in the corresponding Non-Cellular Subsidiary, his cost of money to finance such investment or investments plus, for each year of his investment, 4% of his investment amount, grossed up with respect to any applicable Mexican income taxes. In return, the Agreement also contains a call option which provides the Company the right at any time to call the Mexican National's interest in these companies at the same price as if the put were exercised, subject to any legal requirement to have another mexican national purchase of the shares subject to the call option.

The Mexican National does not have the unilateral right to approve actions at the shareholder or board level of the Non-Cellular Subsidiaries. Under each company's by-laws, all shareholder or board action must also be approved by the majority of the shares held by the Company (or New Iusacell) or a majority of the board members designated by the Company (or New Iusacell), respectively.

The Agreement, together with each joint venture company's by-laws, enable the Company or New Iusacell, as the case may be, to have management control over the day-to-day operations and financial administration of the Non-Cellular Subsidiaries. The Mexican National cannot alone, among other things, select, terminate or determine the compensation of management or establish operating and capital decisions in the ordinary course of business.

Consequently, the Group consolidates these subsidiaries in accordance with Bulletin B-8, "Consolidated and Combined Financial Statements and valuation of permanent investments" issued by the Mexican Institute of Public Accountants
(MIPA), which provides that, in the event that majority ownership of a company's voting shares does not exist, control over the day-to-day operations and financial administration of that company may be achieved by other means. Since the Company has such other arrangements in place with the majority shareholder, the requirement for consolidation under generally accepted accounting principles in Mexico (Mexican GAAP) is satisfied.

NOTE 3 - BASIS OF PRESENTATION:

a. Basis of presentation

The Group's consolidated financial statements have been prepared in conformity with Mexican GAAP. The consolidated financial statements have been presented in thousands of constant Mexican pesos as of December 31, 2000 as required by Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, issued by the MIPA (Bulletin B-10).

b. Consolidated financial statements

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

c. Use of estimates

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 4 - ACCOUNTING POLICIES:

A summary of the Group's significant accounting policies is as follows:

a. Monetary unit

The financial statements are presented in Mexican pesos (Ps.), the currency that, based on Mexican laws, must be used to prepare the accounting records of the Company and its Mexican subsidiaries.

b. Effects of inflation on the financial statements

The consolidated financial statements of the Group have been prepared in accordance with Bulletin B-10. The Third Amendment to Bulletin B-10, effective for fiscal years beginning January 1, 1990, requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

- The balance sheet amounts as of December 31,1999 presented in the consolidated financial statements have been restated to constant Mexican pesos as of December 31, 2000 based on the National Consumer Price Index
    (NCPI) published by Banco de Mexico (the Mexican Central Bank).

- Consolidated income statements for the current and prior years have been restated to constant Mexican pesos as of December 31, 2000 using the NCPI from the periods in which the transactions (income and expenses) occurred.

- Bulletin B-12, "Statement of Changes in Financial Information", issued by the MIPA (Bulletin B-12), addresses the presentation of the statement of changes in financial position when financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Bulletin B-12 identifies the origin and application of resources representing differences between beginning and ending balance sheet amounts in constant Mexican pesos, excluding the effect of holding non-monetary assets. Bulletin B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating or financing activities.

The items that originate from the recognition of effects of inflation on financial information are as follows:

Restatement of non-monetary assets:

Inventories are valued at the average price of the purchases made during the period, and are restated using the NCPI, without exceeding net realizable value.

Based on the Fifth Amendment to Bulletin B-10, effective January 1, 1997, property and equipment (net) and depreciation for the year are restated using the NCPI, without exceeding net realizable value.

Property and equipment are depreciated using the straight-line method, based on the restated values. The average annual rates of depreciation used by the Group are as follows:

                                                                                         2000              1999
                                                                                         ----              ----
                                                                                          (%)               (%)
Buildings and facilities                                                                    4                4
Communications equipment                                                                    9                9
Furniture and fixtures                                                                      9                9
Transportation equipment                                                                   18               18
Computer equipment                                                                         28               21
Cellular rental telephones                                                                 25               25

Investments in associated companies are accounted for using the equity method based on the associated company's equity and are adjusted for the effects of inflation in accordance with Bulletin B-10.

Restatement of stockholders' equity:

The contributed and earned capital accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 2000.

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

c. Cash and cash equivalents

Cash and short-term investments consist primarily of short-term, fixed rate investments and bank deposits. The Group invests its excess cash in deposits with major banks. The investments are carried at cost plus accrued interest, approximating market value. These investments are highly liquid cash equivalents, having a maturity of ninety days or less when acquired.

d. Allowance for doubtful accounts

The Group cancels service to customers with invoices that are 60 days past due. The allowance for doubtful accounts represents the Group's estimate of the probable loss inherent in all accounts receivable due to general historical trends of customer performance and factors surrounding specific customers' credit risk. The Group wrote off accounts receivable for Ps.40,859, Ps.20,581 and Ps.64,838 in 2000, 1999 and 1998, respectively. The charge to income for the year in order to increase the allowance for doubtful accounts amounted to Ps.90,547, Ps.101,079 and Ps.33,683 in 2000, 1999 and 1998, respectively.

e. Investment in associated companies

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

f. Cellular Telephones

The cost of cellular telephones given to customers under exclusive service contracts is amortized based on the nature and terms of the service contracts to match costs with the timing of earned revenues. The cost of such telephones is included in other assets, net of accumulated amortization, not to exceed market value.

At the end of the contract term, the cellular telephone is kept by the customer. In the event of an early termination of an exclusive service contract, the customer either (i) is required to return the phone to the Group or (ii) acquires the telephone at its book value on the date of termination.

The cost of cellular telephones sold to customers is recorded as cost of sales based on the average cost of such telephones. Telephones leased to customers are included in fixed assets and are depreciated over the initial lease period, generally two years.

g. Concessions

Costs related to the acquisition of concessions granted by the Mexican government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on a straight-line basis over the initial term of the respective concession. The Mexican government requires the Group's compliance with the specific terms of each concession. Through December 31, 2000 the Group had complied substantially with such requirements, except for certain informational requirements of the Mexican authorities. The Group believes that such noncompliance does not expose it to any risk of concession forfeiture, or any other material liability.

h. Advertising

Advertising costs are expensed as incurred. The cost of prepaid media advertising (including television air time, magazine, directory and other print media) is deferred and recorded in other assets until the advertising airtime or space is used, at which time such cost is recognized as an operating expense. Advertising expense amounted to Ps.335,106, Ps.249,372 and Ps.221,340 for 2000, 1999 and 1998, respectively.

i. Excess of cost of investment in subsidiaries over book value

The excess of cost over the book value of net assets of acquired subsidiaries is amortized on a straight-line basis over twenty years. Amortization expense was Ps.147,790, Ps.184,170 and Ps.132,708 in 2000, 1999 and 1998, respectively.

The carrying amount of such excess cost applicable to each acquired subsidiary is reviewed if the facts and circumstances suggest that it might be impaired.

j. Income taxes and employee profit sharing

As of January 1, 2000, the Group adopted the provisions of revised Bulletin D-4 "Accounting treatment of Income Tax, Assets Tax and Employee Profit Sharing" issued by the MIPA, (Bulletin D-4). This revised Bulletin significantly modifies previous accounting treatment for the calculation of deferred taxes by the partial liability method to a method based on comprehensive assets and liabilities. The new method requires the recognition of future tax consequences based on the difference between the financial statements and tax bases of assets and liabilities -temporary differences- as of the date of the financial statements.

The accumulated effect at the beginning of the year, because the above-mentioned effect, increased the deferred tax asset by Ps.172,031 and increased stockholders' equity by the same amount; there was no effect for the year ended December 31, 2000 since the Company decided not to increase the net deferred income tax asset but create an allowance to reduce the value of the tax losses carryforward (see Note 12).

Employee profit sharing is a statutory labor obligation payable to employees and determined for each subsidiary with employees, on its pretax income as adjusted in accordance with the provisions of Mexican labor and tax laws.

k. Seniority premiums

In accordance with Mexican labor law, the Group's employees are entitled to seniority premiums upon retirement after 15 years of service or upon dismissal, disability or death. The Group follows Bulletin D-3, "Labor Obligations", issued by the MIPA (Bulletin D-3). Under Bulletin D-3, the actuarially determined projected benefit obligation is computed using estimates of salaries that will be in effect at the time of payment.

Personnel not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. At December 31, 2000, the average seniority of the eligible employees was less than 4 years. The Group's liability and related costs for seniority premiums are immaterial for all periods presented.

In accordance with Mexican labor law, the Group is liable for severance payments to employees who are dismissed under certain circumstances. Such compensation is expensed when paid.

The Group has no employee pension plans and does not provide for post-retirement benefits.

l.  Earnings (loss) per share

Effective January 1, 1997, Bulletin B-14, "Earnings per Share", issued by the MIPA (Bulletin B-14), requires disclosure in the income statement of the net earnings (loss) per share, and the per share effect of any extraordinary item affecting the net profit or loss for the year. Such per share amounts must be calculated based on the weighted average number of shares of common and/or preferred stock outstanding.

m. Revenue recognition

Cellular air time is recorded as revenue as service is provided except for revenue from the sale of prepay cards which is recognized at the date of sale. The Company recognizes the revenue on the sale of prepay cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepay cards is not significant, i.e., approximately 1 month or less, and it is not material to results of operations for all periods presented. Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

n. Foreign currency transactions

Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities denominated in foreign currencies are translated to Mexican pesos using the exchange rates in effect at the time of settlement or valuation at each balance sheet date, with the resulting exchange differences being recognized as exchange gains or losses.

o. Comprehensive income (loss)

During 2000, the Company anticipated the adoption of the Bulletin B-4 "Comprehensive income", issued by the MIPA, (Bulletin B-4), effective January 1, 2001. Based on Bulletin B-4, the comprehensive income (loss) includes the Company's consolidated net loss and any other item that, because of specific accounting guidance, is recorded directly as a part of stockholders' equity, and which are not capital stock increases, decreases and/or distributions.

The comprehensive income (loss) line included in the consolidated statement of stockholders' equity is the result of the performance of the Group during the year and includes the consolidated net loss for the year, the recognition of inflation effects on financial information and the minority interest for the year, and for 2000, the effect on the adoption of the new Bulletin D-4.

NOTE 5 - RELATED PARTIES:

The Peralta Group and Verizon hold substantial ownership interests in the Company. In addition, the Peralta Group holds ownership interests in various other entities, primarily Industrias Unidas, S. A. de C. V. (IUSA) and related entities, which are customers of or suppliers to the Group.

A summary of related party accounts and notes receivable, including interest, as of December 31, is as follows:

                                                                             2000                   1999
                                                                             ----                   ----
IUSA and related entities                                                Ps.   5,544            Ps.   9,089
New Iusacell                                                                  42,688                 42,275
                                                                         -----------            -----------
Total                                                                    Ps.  48,232            Ps.  51,364
                                                                         ===========            ===========

Accounts receivable result from the financing of related parties' operations, the sale of cellular telephone services and operating lease contracts.

Accounts and notes payable to related parties, including interest, as of December 31, are as follows:

                                                                            2000                   1999
                                                                            ----                   ----
Verizon                                                                 Ps.   148,596          Ps.   126,431
                                                                        -------------          -------------
Total                                                                   Ps.   148,596          Ps.   126,431
                                                                        =============          =============

Accounts payable result from services rendered by the seconded employees assigned by Verizon.

In July 1997, Verizon agreed to provide the Company with subordinated convertible debenture financing in an aggregate amount of up to U.S.$150,000. U.S.$132,500 was drawn down by the Company in 1998 and 1999. The principal amount of these debentures were converted into Company's series A shares (see
Note 10).

Following is an analysis of the related party transactions described above:

                                                                        Years ended December 31
                                                       -------------------------------------------------------
                                                             2000                1999                 1998
                                                             ----                ----                 ----
Service revenue                                        Ps.     11,579        Ps.   15,531         Ps.   17,916
Lease income                                                       --               4,588               13,591
                                                       --------------        ------------         ------------
Total income                                           Ps.     11,579        Ps.   20,119         Ps.   31,507
                                                       ==============        ============         ============

                                                                        Years ended December 31
                                                           ------------------------------------------------
                                                             2000                1999                 1998
                                                             ----                ----                 ----
Cellular telephones repair expenses                    Ps.     16,612        Ps.       --         Ps.       --
Technical expenses                                             85,210               6,020               53,881
Lease expenses                                                  7,418               6,127                3,097
Interest expense                                                   --                  --               13,751
                                                       --------------        ------------         ------------
Total expenses                                         Ps.    109,240        Ps.   12,147         Ps.   70,729
                                                       ==============        ============         ============

NOTE 6 - INVENTORIES:

As of December 31, inventories consisted of the following:

                                                                                  2000                1999
                                                                                  ----                ----
Cellular telephones and accessories                                          Ps.   284,893       Ps.   211,174
Less: Allowance for obsolete and slow-moving inventories                           (49,166)             (8,545)
                                                                             -------------       -------------
Net                                                                                235,727             202,629
Advances to suppliers                                                                3,150              (1,785)
                                                                             -------------       -------------
Total inventories                                                            Ps.   238,877       Ps.   200,844
                                                                             =============       =============

NOTE 7 - INVESTMENT IN ASSOCIATED COMPANIES:

On September 30, 1997, the Group sold its direct and indirect interests in Ecuadorian cellular and paging companies, Consorcio Ecuatoriano de Telecomunicaciones, S. A. (Conecel) and Corptilor, S. A. The Group received U.S.$2,000, net of taxes, in respect to its indirect interests in Conecel during 1998, resulting in a gain of Ps.19,819.

As of December 31, the Group's investment in associated companies is as follows:

                                                             2000                              1999
                                                  ---------------------------       ---------------------------
                   Entity                         Ownership       Investment        Ownership       Investment
                   ------                         ---------       ----------        ---------       ----------
Editorial Celular, S. A. de C. V.                  40.00%         Ps.   14,450       40.00%         Ps.   11,404
AMCEL                                                 --                14,069          --                14,492
Other                                                 --                 3,044          --                 1,602
                                                                  ------------                      ------------
                                                                  Ps.   31,563                      Ps.   27,498
                                                                  ============                      ============

Summarized financial information for these associated companies accounted for by the equity method as of December 31, 2000, 1999 and 1998 and for the years then ended, is as follows:

                                                             2000                 1999                 1998
                                                             ----                 ----                 ----
Total assets                                            Ps.   30,617         Ps.   21,053         Ps.   15,048
Total liabilities                                              8,096                4,273                3,091
Revenues                                                      44,379               42,349               42,186
Gross profit                                                  20,302               20,548               21,375
Net income                                                     5,936                5,622                7,952
Group's share of net earnings (losses)                         2,374                2,358                3,181
(Loss) gain on sale of equity investments                    -                    (54,235)              27,243

NOTE 8 - PROPERTY AND EQUIPMENT, NET:

a. At December 31, property and equipment, net consisted of:

                                                                              2000                 1999
                                                                              ----                 ----
    Buildings and facilities                                           Ps.   1,538,235        Ps.   1,523,837

    Communications equipment                                                 7,983,689              6,568,366
    Furniture and fixtures                                                     175,513                167,241
    Transportation equipment                                                    61,404                 58,492
    Computer equipment                                                       1,094,301                532,460
    Cellular rental telephones                                                   1,340                  1,340
                                                                       ---------------        ---------------
                                                                            10,854,482              8,851,736
    Accumulated depreciation                                                (4,030,367)            (2,895,291)
                                                                       ---------------        ---------------
                                                                             6,824,115              5,956,445
    Land                                                                        57,167                 55,727
    Construction in progress                                                   885,901              1,170,470
    Advances to suppliers                                                      141,686                195,157
                                                                       ---------------        ---------------
                                                                       Ps.   7,908,869        Ps.   7,377,799
                                                                       ===============        ===============

b. Depreciation expense was Ps.1,237,688, Ps.755,201 and Ps.414,161 for 2000, 1999 and 1998, respectively. In addition, as described in Note 18, the Ps.350,131 charge for the write-down of the Project 450 fixed assets in 1998 is included in the caption titled Project 450 non-cash write-down in the accompanying income statement.

c. On February 23, 2001, the Company completed the sale of a portion of its towers to MATC Celular S. de R. L. de C. V. (an affiliated company of American Tower Corporation) (MATC Celular); under this agreement, the Company and some of its subsidiaries, sold to MATC Celular communications equipment (transmission towers) for a total amount of U.S.$25,550. As a part of this agreement, a subsidiary of New Iusacell signed a lease contract for the same towers with MATC Celular for a minimum mandatory term of ten years, a term that could be automatically extended for two additional terms of five years each. In turn, this New Iusacell subsidiary is subleasing the towers to subsidiaries of Old Iusacell on the same terms. The amount of the annual rent expense that the Group will pay to MATC Celular amounts to approximately U.S.$6,470 and the Group paid in advance to MATC Celular the rent for 2001. In order to dispose of and permit the leasing of these towers, on November 30, 2000, the Group obtained a waiver of certain restrictive covenants under certain of its long-term debt agreements (see Note 10e.).

NOTE 9 - OTHER ASSETS:

a. At December 31, other assets consisted of the following:

                                                                              2000                 1999
                                                                              ----                 ----
    Concessions                                                        Ps.     217,808        Ps.     894,381
    Cellular telephones to be amortized                                        700,801                587,250
    Prepaid expenses                                                           327,417                215,900
    Advance payments                                                           154,783                305,408
    Pre-operating expenses                                                      87,533                122,857
    Other                                                                      149,607                 76,587
    Deferred income taxes (Note 12)                                            172,031                   -
                                                                       ---------------        ---------------
                                                                       Ps.   1,809,980        Ps.   2,202,383
                                                                       ===============        ===============

b. Concessions and cellular telephone amortization expense was Ps.895,135, Ps.612,615 and Ps.425,980 in 2000, 1999 and 1998, respectively. In addition, in 1998, the Ps.851,045 charge for the write-down of Project 450 pre-operating expenses and capitalized interest, as described in Note 18, is included in the caption entitled Project 450 non-cash write-down in the accompanying income statement.

NOTE 10 - NOTES PAYABLE AND LONG-TERM DEBT:

As of December 31, 2000 and 1999, the long-term debt of the Group consisted of the following:

                                                         U.S. Dollars
                                                             2000                 2000                 1999
                                                             ----                 ----                 ----
Unsecured senior notes due 2004                       U.S.$     150,000    Ps.   1,441,470      Ps.   1,552,451
Long-term bank loan                                             105,447          1,013,327            1,293,709
Revolving credit facility                                        84,358            810,661            1,034,967
Eximbank financing                                               50,261            482,998              674,543
Commerzbank financing                                            25,555            245,583              266,504
BBVA Bancomer Handset facilities                                  2,500             24,025               77,624
                                                      -----------------    ---------------      ---------------
                                                                418,121          4,018,064            4,899,798
Current portion of long-term debt                               133,969          1,287,413              550,949
                                                      -----------------    ---------------      ---------------
                                                      U.S.$     284,152    Ps.   2,730,651      Ps.   4,348,849
                                                      =================    ===============      ===============

a. Unsecured senior notes due 2004

On July 25, 1997 the Company completed an offering of long- term, unsecured senior notes due July 15, 2004 for U.S.$150,000, bearing interest at a fixed rate of 10%, payable semi-annually starting January 15, 1998 (the Notes Due
2004). The Notes Due 2004 are redeemable at the option of the Company, in whole or in part, at any time on or after July 15, 2001 starting at a redemption price of 105.0% of principal amount plus accrued interest, if any, declining to 102.5% after July 15, 2002, and finally to 100.0% after July 15, 2003.

The Notes Due 2004 may also be redeemed at a price equal to 100.0% of principal amount plus accrued interest, if any, in the case of legal changes adversely affecting the treatment of the withholding taxes on payments to holders of the Notes Due 2004.

b. Long-term bank loan and revolving credit facility

The long-term bank loan and revolving credit facility bear interest at a variable rate equal to the lower of (i) LIBOR plus 1.75% (after the obtention of the waiver, consent and fourth amendment to the loan agreement date July 25, 1997, on November 30, 2000 (the Fourth Amendment), the spread above LIBOR increased to 2.25% effective July 31, 2000) (see e. below) or (ii) the higher of the loan agent's prime rate, the reserve adjusted secondary market rate for certificates of deposit plus 1% or the Federal Funds effective rate plus 0.5% or
(iii) 0.75% per annum (after the Fourth Amendment, this spread increased to 1.25% effective July 31, 2000). Interest is payable quarterly. Amortization payments of U.S.$35,195 were made during 2000.

For the year ended December 31, 2000, the weighted average interest rates for the long-term bank loan and the revolving credit facility were 8.80% and 8.76%, respectively.

c. Eximbank and Commerzbank Financings

On July 15,1999, the Company consummated a financing to acquire cellular infrastructure equipment manufactured in the U.S.A. The financing consists of
(i) a five-year senior secured term facility provided by UBS AG in the principal amount of approximately U.S.$72,500, and guaranteed by the Export-Import Bank of the United States (Eximbank) and (ii) a two-year senior secured term facility provided by UBS AG and Commerzbank AG in the principal amount of approximately U.S.$25,750, but not guaranteed by the Eximbank. During 1999, U.S.$98,250 of this facility had been drawn down , of which U.S.$75,000 had been used to refinance a short-term bridge facility which expired on July 15, 1999. BNP Paribas purchased UBS's interest in this loan in December 1999. An initial amortization payment of U.S.$7,242 dollars was made in November 1999, and during 2000 additional amortization payments of U.S.$15,109 were made.

Loans outstanding under the Eximbank facilities bear interest at a rate per annum equal to 0.20% per annum above six-month LIBOR, in case of the guaranteed facility and 1.75% per annum above six-month LIBOR, in the case of the unguaranteed facility.

For the year December 31, 2000, the weighted average interest rates for the Eximbank and Commerzbank financings, were 7.15% and 8.73%, respectively.

d. BBVA Bancomer handset facilities

In September 1999, the Company obtained a handset financing facility from Banco Bilbao Vizcaya Argentaria Bancomer (BBVA Bancomer) which consists of an 18-month senior unsecured credit facility in the principal amount of U.S.$4,000 to be used solely to acquire cellular handsets. Loans outstanding under this facility bear interest at an annual rate equal to 2.50% above LIBOR for the related interest period, which can have a duration of 30, 60, 90, 180 or 360 days, with respect to each disbursement. The Company drew down the entire U.S.$4,000 available under this facility in September 1999. Payments are due in equal installments every six months.

In November 1999, in connection with a program to migrate its analog contract customers to digital service, the Company agreed to guarantee up to U.S.$6,600 in future loans to be granted by BBVA Bancomer to the Company's customers for the purchase of digital handsets.

In December 1999, the Company entered into a second 18-month senior unsecured credit facility with BBVA Bancomer in the principal amount of U.S.$4,000 to be used solely to purchase handsets. As with the September 1999 facility, loans outstanding under this facility bear interest at annual rate equal to 2.50% above 180-day LIBOR. Payments are due in equal installments every six months. The Company drew down U.S.$3,500 under this facility on December 8, 1999.

During 2000, the Company made amortization payments under these facilities for U.S.$5,000.

For the year ended December 31, 2000, the weighted average interest rate for these facilities was 9.43%.

e. Covenants and Collateral

The long-term bank loan, the revolving credit facility, the Eximbank financing and the Notes Due 2004, contain certain restrictive covenants, including the maintenance of certain financial ratios, restrictions on incurring additional debt, limitations on capital expenditures and restrictions on the sale or lease of the Group's assets. As of December 31, 2000 and 1999, the Group had complied with such covenants, except that in October 1999, the Company exceeded the capital expenditure limitation for 1999 under the long-term bank loan, the revolving credit facility and the two U.S. Eximbank loan facilities. The Company also had not registered the mortgage of a single parcel of real property in Leon, Guanajuato (Region 6) to secure the long-term bank loan and the revolving credit facility. These defaults triggered cross-defaults, all of which were cured by a modification or waiver of the restrictive covenant under the long-term bank loan, revolving credit facility and the two U.S. Eximbank loan facilities to enable the Company to make capital expenditures in excess of the maximum amount permitted for 1999, to increase the maximum amount of capital expenditures permitted for 2000 and to not comply with the Leon mortgage registration.

On November 30, 2000, the Company obtained the Fourth Amendment to the long-term bank loan and the revolving credit facility. On the same date, the Company also obtained a waiver, consent and second amendment to the Eximbank financing and to the Commerzbank financing (the Second Amendment). The Second Amendment and the Fourth Amendment allowed the Group among other things to: (i) dispose of certain telecommunications equipment (see Note 8c.) under certain conditions such as the funds obtained on the sale be used to acquire additional assets; (ii) the sublease of such communications equipment by the Company or any of its subsidiaries; (iii) the sale of one of the Company's subsidiaries, Satelitron,
S. A. de C. V.; (iv) the release of the mortgage of a real property and (v) Company's incurrence on or before March 31, 2001 of unsecured indebtedness with maturities not to exceed 12 months of an aggregate principal amount of not more than U.S.$20,000.

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

In connection with the Eximbank facilities, the Company was required, under the terms of its indenture relating to the Notes due 2004, to equally and ratably secured the holders of the Notes due 2004 by a second priority pledge of the cellular concessions and a second priority lien on certain equipment.

At December 31, 2000, the Group's long-term debt matures as follows:

        Years ended December 31,
        ------------------------
                  2001                                                U.S.$    133,968        Ps.   1,287,410
                  2002                                                         112,612              1,082,183
                  2003                                                          14,360                138,000
                  2004                                                         157,181              1,510,471
                                                                      ----------------        ---------------
                  Total                                               U.S.$    418,121        Ps.   4,018,064
                                                                      ================        ===============

f.  Verizon subordinated convertible debt facility

In July 1997, Verizon committed to provide the Company with subordinated convertible financing in an aggregate amount of U.S.$150,000, bearing interest at an annual rate of LIBOR plus 5.0%. At the option of Verizon, borrowings under the facility were convertible into series A shares at a conversion price of U.S.$0.70 per share. During the year ended December 31, 1999, U.S.$31,000 was borrowed under the facility and immediately converted to series A shares (see
Note 10). During 1998, U.S.$101,500 were borrowed and converted to series A shares. The facility expired on June 30, 1999 with U.S.$17,500 unutilized.

g. Notes payable

As of December 31, notes payable consisted of the following:

                                                          U.S. Dollars
                                                              2000                2000                1999
                                                              ----                ----                ----
Simple credit facility bearing interest at a variable
rate of LIBOR plus 1.85% maturity on February 8, 2001    U.S.$ 12,000        Ps.  115,317         Ps.      --

Handset facility bearing interest at a fixed
rate of 6.81%, maturing on April 21, 2000                          --                  --             103,497

Other
                                                         ------------        ------------         -----------
Total                                                    U.S.$ 12,000        Ps.  115,317         Ps. 103,497
                                                         ============        ============         ===========

In January 1999, the Company obtained a handset acquisition financing facility from UBS AG, which consisted of a 360-day senior unsecured credit facility in the principal amount of U.S.$10,000. Loans outstanding under this facility bore interest at an annual rate of 6.81%. The Company drew down the entire U.S.$10,000 available under this facility in April 1999. BNP Paribas purchased UBS's interest in this loan in December 1999. The facility was repaid in April 2000.

In December 2000, the Company obtained a simple credit facility from Banco Santander Mexicano, to be used solely to acquire cellular handsets, in the principal amount of U.S.$12,000. Loans outstanding under this facility bear interest at an annual rate of LIBOR plus 1.85%. The Company drew down the entire U.S.$12,000 during December 2000. This facility was repaid on February 8, 2001.

In February 2001, the Company obtained a handset acquisition financing facility from Banco Santander Mexicano, which consisted of a one year senior unsecured credit facility in a principal amount of U.S.$12,000. Loans outstanding under this facility bear interest at an annual rate of 6.9938%. Interest is paid quarterly and the principal will be paid on February 19, 2002.

h. Interest rate collar

In July 1998, the Company entered into an interest rate collar agreement on a notional amount of U.S.$35,000 until July 30, 2002. The collar agreement limits the maximum effective LIBOR cost to 6.12% if six-month LIBOR is lower than 7.12% and 7.12% if LIBOR equaled or exceeds 7.12%. The Company can participate in a decline in LIBOR to 5.30%.

On February 26, 1999, the Company entered into an interest rate collar agreement to limit the maximum interest rate which must be paid on U.S.$15,000 of its floating rate debt until July 2002. This collar agreement limits the maximum effective LIBOR cost to 5.82% if six-month LIBOR is lower than 6.82% and 6.82% if LIBOR equals or exceeds 6.82%. The Company can participate in a decline in LIBOR to 4.75%.

On December 30, 1999 the Company entered into a foreign currency hedge utilizing forward-rate contracts, hedging its exchange rate exposure for up to U.S.$77,000 or approximately 50% of the principal and interest payments coming due over the period April 2000 to April 2001. On November 22, 2000, the Company entered into another foreign currency hedge contract due January 2002, for U.S.$15,000. As of December 31, 2000, the forward rate contracts that had not been expired, amount to U.S.$48,000. If the Mexican peso to U.S. Dollar exchange rate remains at the December 31, 2000 level through April 30, 2001, then the estimated cost to the Company of the remaining portion of this hedging program will be approximately Ps.58,186 (U.S.$6,055).

NOTE 11 - TRADE ACCOUNTS PAYABLE:

As of December 31, trade accounts payable consisted of the following:

                                                                              2000                 1999
                                                                              ----                 ----
Current accounts                                                        Ps.   472,927          Ps.   687,439
Short-term notes payable                                                           --                 11,517
                                                                        -------------          -------------
Total                                                                   Ps.   472,927          Ps.   698,956
                                                                        =============          =============

NOTE 12 - INCOME TAX, NET ASSETS TAX AND EMPLOYEE PROFIT SHARING:

As of December 31, the provision for income taxes consisted of the following:

                                                                            2000                   1999
                                                                            ----                   ----
Current Income Tax and Assets Tax                                       Ps.   149,746          Ps.   586,778

Deferred Income Tax and Assets Tax                                                 --                     --
                                                                        -------------          -------------
                                                                        Ps.   149,746          Ps    586,778
                                                                        =============          =============

The Company has filed annual consolidated income tax returns since the tax year beginning January 1, 1994. Starting the year ended December 31, 2000, New Iusacell is the holding company for tax consolidation purposes.

The income tax rate in Mexico is 35% (34% for 1998). For the year ended December 31, 2000, the Company generated a tax loss of Ps.686,662. For the year ended December 31, 1999, the Group generated a tax profit of Ps.1,263,566, which was totally offset by the application of tax loss carryforwards. The provision for income tax differs from the statutory income tax rate due to temporary and permanent differences in the determination of income for tax reporting and financial reporting purposes. The most significant temporary differences are the differences between book and tax depreciation, the tax deduction for inventory purchases and certain liability accruals which are deductible only when paid for tax purposes. The most significant permanent differences are goodwill amortization and non-deductible expenses. Based on the new Bulletin D-4, the Group has determined deferred income taxes, applying the income tax rate to the temporary differences as of the date of the financial statements.

At December 31, 2000 and 1999, the main temporary differences over with the Group is recognizing deferred income taxes are analyzed as follows:

                                                                            2000                   1999
                                                                            ----                   ----
Allowance for doubtful accounts                                         Ps.   212,341         Ps.     162,653
Liability accruals                                                             71,291                  71,291
Income tax losses carryforwards and tax credits                             2,371,649               1,923,753
Inventories                                                                  (238,877)               (200,844)
Property and equipment                                                     (1,160,079)               (824,207)
Telephones to be amortized                                                   (700,801)               (587,250)
Concessions                                                                   (19,968)                 (9,840)
                                                                        -------------          --------------
                                                                              535,556                 535,556
Income tax rate                                                                    35%                     35%
                                                                        --------------        ---------------
Deferred income tax asset                                               Ps.   187,445         Ps.     187,445
                                                                        =============         ===============

At December 31, 2000, the Group had the following net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings:

            Year of loss                      Amount of loss                     Expiration year
            ------------                      --------------                     ---------------
                1995                           Ps.   724,117                          2005
                1996                                  16,033                          2006
                1997                                 511,385                          2007
                1998                                 433,457                          2008
                2000                                 686,662                          2010

These losses are indexed for inflation from the year incurred to the sixth month of the year utilized. Accordingly, these amounts include inflation up to June 2000. Due to the restructuring of the Group related to Verizon's assumption of management control (see Note 2), the Company did not include additional tax losses for Ps.663,978, relating to one of its subsidiaries, Iusatelecomunicaciones, and may not be able to apply its losses against its other subsidiaries' profits in 2000 and beyond.

The 1.8% net assets tax is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.8% net assets tax paid may be utilized as a credit against future income tax in the years in which the Group generates an income tax in excess of the assets tax. The assets tax is available as a carry forward for up to ten years and is subject to restatement based on the NCPI when used. As of December 31, 2000, the net assets tax available as a carry forward was Ps.349,802.

Employee profit sharing, generally 10%, is computed on taxable income, with adjustments to exclude inflationary effects and the restatement of depreciation expense. In the year ended December 31, 2000, the Group did not generate any taxable income for profit sharing purposes. In the year ended December 31, 1999, the provision for profit sharing was of Ps.416.

The effective rate reconciliation as of December 31, is as follows:

                                                                   2000               1999              1998
                                                                   ----               ----              ----
Income tax (expense) benefit at statutory rate               (Ps.  178,536)      Ps.  189,187     (Ps.  507,744)

Add (deduct):
Inventory purchases less cost of sales                             (13,311)            42,151            275,158
Depreciation and amortization                                     (117,555)          (319,773)          (199,618)
Project 450 non-cash write down                                         --                 --            408,402
Differences between interest and inflationary gains
or losses                                                           77,010            149,363           (137,453)
Net assets tax                                                     149,746            144,530             78,590
Income tax loss carryforwards                                      240,332           (442,248)            82,731
Provision for doubtful accounts                                     17,391             28,174           (126,399)
Telephones to be amortized                                         (39,743)           214,416            144,833
Goodwill amortized                                                  55,315             64,710             45,119
Other                                                              (40,903)            74,020             14,971
                                                              ------------       ------------      -------------
Effective income tax expense and asset tax expenses                149,746            144,530             78,590

Deferred income tax and asset tax                                       --                 --                 --
                                                              ------------       ------------      -------------
Provision for taxes                                           Ps.  149,746       Ps.  144,530      Ps.    78,590
                                                              ============       ============      =============
Effective rate                                                         (29%)               26%                (5%)
                                                              ============       ============      =============

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

As of December 31, 2000, the Group had the following commitments and contingent liabilities:

a. The Group has entered into operating lease agreements for administrative offices, sales branches and service facilities. These lease agreements expire at various dates through 2007, and some agreements contain options for renewal. Rental expense was Ps.157,159, Ps.124,477 and Ps.120,517 for the years ended December 31, 2000, 1999 and 1998, respectively.

    Future annual minimum rental payments under existing leases with terms in excess of one year as of December 31, 2000 are as follows:

                2001                           Ps.   142,247
                2002                                 122,634
                2003                                  97,580
                2004                                  84,550
             Thereafter                               76,142
                                               -------------
                                               Ps.   523,153
                                               =============

b. The Group may have contingent liabilities for taxes and penalties that the tax authorities may assess based on audits of prior years' tax returns. During 1997, the Mexican tax authorities completed an audit of three companies of the Group (the Company, Iusacell, S. A. de C. V. and SOS Telecomunicaciones, S. A. de C. V.). As a result of those investigations, the Company was assessed a Ps.21,881 penalty in 1999 by the tax authorities under the claim that it had incorrectly deducted for income tax purposes certain interest expense. The Company paid this penalty.

c. Mitsubishi Electronics America Inc. (MELA) filed a complaint in the United States on July 18, 1996 against the Company, Bell Atlantic Corporation and Bell Atlantic Latin American Holdings Inc., an affiliate of Bell Atlantic. Essentially, MELA alleged that it had a contract with Grupo Iusacell for the sale of telephone terminals and that Grupo Iusacell breached the contract or defrauded MELA by not purchasing the terminals. MELA alleges the contract was for the sale of 60,000 units at a unit cost of U.S.$0.510. MELA filed an amended complaint against the Company alleging fraud in addition to the other existing allegations. On December 7, 2000, the Circuit Court entered summary judgement in Company's favor and against MELA on all counts of MELA's complaint. To avoid further litigation in the appellate courts, the Company and MELA subsequently agreed to settle the case and signed a settlement agreement dated January 31, 20001. As a part of the settlement, the Company paid MELA U.S.$600 on February 2001 and MELA withdrew its appeal of the December 7, 2000 order and released the Company and its affiliates from all claims related to the events alleged in the lawsuit. Accordingly, this litigation has concluded.

d. In February 1998, Company's former advertising agency sued the company for Ps.23,000, alleging improper termination of its contract. The Company won the lawsuit in trial court during 1998 without any damages in favor of such former advertising agency and also won a first appeal. The advertising agency filed a second and final appeal and, in June 1999, the Mexican Supreme Court found the Company in breach of its contract with the advertising agency and found further that the advertising agency suffered Ps.23,000 in damages. Subsequently, another tribunal confirmed the breach of contract finding, but assessed damages of only Ps.16,000. The Company filed an injunctive action (amparo) with the Mexican Supreme Court against this sentence on the basis that this tribunal and the Mexican Supreme Court exceeded the scope of their review and also incorrectly assessed damages. In December 1999 the suit was settled for Ps.14,500.

e. In April 1998, the Company learned that the Montes Urales property was subject to two liens. Such liens were not identified when Inmobiliaria Montes Urales 460, S. A. de C. V. was acquired in 1994, nor was the Company notified of such liens subsequent to acquisition. To date, the liens have not been removed and it is uncertain as to when the liens will be removed, if at all.

f. The Company has certain commitments derived from its joint venture agreement with Infomin (see Note 2).

g. In 1994, the Company and Northern Telecom (CALA) Corporation (Nortel) entered into an agreement pursuant to which Nortel would supply network switching equipment for the development of the 450 MHz local wireless network. The agreement would terminate automatically if the Company did not receive a concession to provide local wireless telephony in the 450 MHz frequency band from the SCT on or before December 31, 1997. Neither event having ocurred prior to December 31, 1997, the agreement was terminated. In 1994, as required under the agreement, the Company made advance payments of U.S.$15,000. The Company now seeks a refund of such advanced funds. Nortel, however, has asserted that such advances should be credited against development costs. Legal counsel believes that Nortel is legally obligated to refund the U.S.$15,000 dollars advance to the Company. In anticipation of reaching a settlement with Nortel, Verizon has acquired the rights to a refund of the advance in exchange for a dollar-for-dollar reduction in payables by the Company and New Iusacell to Verizon.

h. During 2001, the SCT and COFETEL may determine how much, through what means and over how much time long distance concessionaires, including a subsidiary of the Company, Iusatel, will pay for the special projects implemented by Telefonos de Mexico, S. A. de C. V. (Telmex) prior to January 1997 to permit competition in long distance telephony. There can be no certainty that the Company will be able to reach a negotiated settlement with Telmex or, if it can reach such a settlement, on what terms.

i. The Company's consolidated financial statements at December 31, 2000 show a negative working capital of Ps.1,337,777. In this regard, as of the date of the issuance of these financial statements, the Company is negotiating a restructuring of its long-term bank loan, the revolving credit facility and the Eximbank facilities, for a total amount of U.S.$265,621 (see Note 10). This restructuring will extend the maturities of the principal payments under such facilities, from 2001, 2002 and 2003, to 2004 and beyond. The Company expects to have this restructuring closed during the first quarter of 2001.

NOTE 14 - CONTRIBUTED CAPITAL:

During the years ended December 31, 2000, 1999 and 1998, the following transactions took place:

On April 17, 1998, 262,666 series L shares which had not been subscribed for under the Executive Employee Stock Purchase Plan (the stock Purchase Plan) as of December 31, 1998, were automatically canceled.

At the June 1998 shareholders' meeting, the total authorized fixed portion of capital stock of the Company was increased by Ps. 37,298 through the issuance of up to 2,000,000 series L shares of the Company under the Stock Purchase Plan.

From June 30 to July 14, 1998, preemptive stockholder rights related to the new authorization of series L shares for the Stock Purchase Plan were exercised for 40 series L shares in the amount of Ps.0.66.

During June 1998, 1,187,500 of the 2,000,000 previously authorized series L shares were added to the Company's treasury available for the Stock Purchase Plan. The balance of 812,460 series L shares was canceled. During 1998, 1,117,496 of these new shares of the Company made available under the Stock Purchase Plan were subscribed by employees, as follows:

    On September 2, 1998, the technical committee of the trust administrating the Stock Purchase Plan (Technical Committee) approved the subscription of 582,456 series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps.5,262.

    On October 2, 1998, the Technical Committee of the approved the subscription of 535,040 series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps.3,522.

As of December 31, 1998, 70,004 series L shares remained available in the Company's treasury for issuance under the Stock Purchase Plan.

On November 17, 1998 the Company's Board of Directors ratified a capital stock increase of Ps.932,562 by the issuance of 102,142,857 series A shares which were subscribed through the conversion of debentures issued by the Company under the Verizon subordinated convertible debt facility (see Note 10). The convertible debentures were issued and converted as follows:

    On August 19, 1998, the Company issued debentures in a principal amount of Ps.326,992 (U.S.$25,200), which were converted into 36,000,000 series A shares on the same date.

    On September 29, 1998, the Company issued debentures in a principal amount of Ps.605,569 (U.S.$46,300), which were converted into 66,142,857 series A shares on the same date.

On December 21, 1998 the Board of Directors of the Company ratified a capital increase of Ps.359,305 by the issuance of 42,857,142 series A shares. The increase was subscribed through the conversion of debentures issued by the Company under the Verizon subordinated convertible debt facility, in an aggregate principal amount of U.S.$30,000. The 42,857,142 series A shares were initially subscribed by Verizon, of which 50%, or 21,428,571, of such shares, was then sold to the Peralta Group. There was no gain or loss recognized from the sale.

On February 10, 1999 the Technical Committee approved the subscription of 70,004 series L Shares for the Stock Purchase Plan.

On March 3, 1999 the Company converted an amount of Ps.427,974 (U.S.$31,000) into 44,285,714 series A shares. The 44,285,714 series A shares were initially subscribed by Verizon, of which 50%, or 22,142,857, of such shares, were then sold to Carlos Peralta. There was no gain or loss recognized from the sale.

On August 10, 1999, the Group concluded a corporate reorganization which included the following transactions:

a. An exchange offer by New Iusacell of its series A and V ADSs and shares for Company's series A, B, D and L ADSs and shares on a one-for-one basis. At the end of the exchange offer approximately 6,890,617 series D and L shares were not tendered.

b. A rights offer in which the shareholders of the Company who participated in the exchange were also offered the option to purchase an aggregate of 22,419,716 series V shares of New Iusacell, in the form of ADSs or shares. A total of 18,405,490 series V shares were subscribed.

c. Primary and secondary offers under which New Iusacell sold 23,596,780 series V shares, and Verizon and the Peralta Group sold 101,403,220 series V shares of New Iusacell.

On December 31, 1999, a total of 365,011,584 series A shares were subscribed through the capitalization of stockholders' debt. The total amount converted was of Ps.1,333,674. This increase was ratified by the Board of Directors of the Company on February 21, 2000.

During 2000, New Iusacell made contributions to the Company, for future capital stock increases for Ps.1,247,278.

The changes in the number of shares of common stock for the period January 1, 1999 through December 31, 2000 are analyzed as follows:

                                                                                           Number of shares
                                                                                          ------------------
January 1, 1999 balance                                                                      1,235,546,738
February 10, 1999 - issuance of common stock for the Stock Purchase Plan                            70,004
March 3, 1999 - issuance of common stock for the Stock Purchase Plan                            44,285,714
December 31, 1999 - issuance of common stock through the capitalization
of debt                                                                                        365,011,584
                                                                                             -------------
December 31, 1999 balance                                                                    1,644,914,040
No changes                                                                                              --
                                                                                             -------------
December 31, 2000 balance                                                                    1,644,914,040
                                                                                             =============

At the February 21, 2000 ordinary and extraordinary shareholders' meetings, the series D and series L shares and a portion of series A shares, were converted into series B shares.

At December 31, 2000 and 1999, the issued and outstanding shares of common stock of the Company, without par value, are as follows:

                                            2000                     1999
                                            ----                     ----
series A                                 838,906,161           1,256,764,993
series B                                 806,007,879               5,562,450
series D                                          --             186,904,725
series L                                          --             195,681,872
                                       -------------           -------------
Total                                  1,644,914,040           1,644,914,040
                                       =============           =============

Series A and B represent shares entitling the holder of each share to one vote at the Company's stockholders' meetings. Stockholder actions on certain matters require approval by both series A and series B stockholders.

Series A shares must always represent no less than 51% of the capital stock with full voting rights and may be acquired by Mexicans or foreigners. Series B shares may also be acquired by foreigners or Mexicans.

NOTE 15 - EXECUTIVE EMPLOYEE STOCK PURCHASE PLAN:

In March 1997, the Company adopted the Stock Purchase Plan. The Stock Purchase Plan is administered by a management trust with the assistance of the trust division of a Mexican bank. Under the Stock Purchase Plan, a committee, which is composed of certain executive officers of the Company (the Technical Committee), determines to which executive employees series L shares of the Company will be offered for purchase (after the exchange offer the shares subject to the Stock Purchase Plan are series V shares of New Iusacell). The Technical Committee also determines the number of series L shares to be offered for purchase to such executive employees, the purchase price per share for such purchase rights, the vesting schedule for such purchase rights, the payment terms and all other terms and conditions therefor.

The number of series V shares that may be subject to purchase rights granted under the Stock Purchase Plan cannot exceed 4.9% of the aggregate number of issued and outstanding Company shares.

During 1997, the Technical Committee granted purchase rights with respect to a total of 7,549,834 series L shares, exchanged on August 1999 for series V shares. All such purchase rights vest either in three equal annual installments commencing on either April 17, 1998, June 6, 1998 or September 30, 1998 or in their entirety on either April 17, 1999 or June 6, 1999. At December 31, 2000, purchase rights with respect to a total of 1,796,373 shares have been exercised and a total of 2,329,400 shares have been canceled and reassigned, remaining purchase rights with respect to a total of 3,424,061 shares.

During 1998, the Technical Committee granted purchase rights with respect to a total of 2,199,600 series L shares through the issuance of 1,117,496 series L shares and the reassignment of 1,082,104 series L shares (all series L shares were exchanged on August 1999 for series V shares). All such purchase rights vest in three equal annual installments commencing on either September 1, 1999 or commencing on either October 1, 1999 or in their entirety on either September 1, 2000 or October 1, 2000. At December 31, 2000, purchase rights with respect to a total of 292,851 shares have been exercised and a total of 966,700 shares have been canceled and reassigned, remaining purchase rights with respect to a total 940,049 shares.

During 1999, the Technical Committee granted purchase rights with respect to a total of 1,603,000 series L shares through the subscription of 70,004 series L shares and the reassignment of 1,532,996 series L shares (as mentioned above, all series L shares were exchanged on August 1999 for series V shares). All such purchase rights vest in three equal annual installments commencing on either February 10, 2000 or commencing on May 26, 2000 or in their entirety on either February 10, 2001 or May 26, 2001. At December 31, 2000, purchase rights with respect to a total of 162,986 shares have been exercised, remaining purchase rights with respect to a total 1,440,014 shares.

During 2000, the Technical Committee granted purchase rights with respect to a total of 681,000 series V shares through the reassignment of previously issued shares. All such purchase rights vest in three equal installments commencing on February 2, 2001.

NOTE 16 - EARNED CAPITAL:

Under Mexican law, a legal reserve must be created and increased annually by 5% of the annual net earnings until it reaches 20% of the nominal amount of a corporation's capital stock. This reserve is not available for dividends, but may be used to reduce a deficit or be transferred to capital.

Under the Federal income tax law, a tax on dividends is calculated based on the paid dividends, which exceed taxable net income. The accumulated taxable net income of the Company as of December 31, 2000 is approximately Ps.127,796. The Company cannot pay dividends under the covenants for the senior notes due 2004.

The contributed capital and earned capital accounts consist of the following:

                                                                           December 31, 2000
                                                              ------------------------------------------

                                                                              Accumulated
                                                         Historical         adjustments for
                                                            value              inflation              Total
                                                            -----              ---------              -----
Capital stock subscribed                                Ps.  5,585,491      Ps.  6,742,491       Ps.  12,327,982
Capital contributions                                           18,655              70,264                88,919
Contributions for future capital stock
increases                                                    1,247,278                  --             1,247,278
Legal reserve                                                  (11,411)             37,108                25,697
Accumulated losses from prior years                         (3,548,501)         (1,397,259)           (4,945,760)
Net loss for the year                                         (592,236)            (51,845)             (644,081)
Accumulated effect of deferred taxes                           172,031              15,414               187,445
Deficit from restatement                                            --            (824,175)             (824,175)
                                                        --------------      --------------       ---------------
Total                                                   Ps.  2,871,307      Ps.  4,591,998       Ps.   7,463,305
                                                        ==============      ==============       ===============

                                                                           December 31, 1999
                                                              ------------------------------------------

                                                                              Accumulated
                                                         Historical         adjustments for
                                                            value              inflation               Total
                                                            -----              ---------               -----
Capital stock subscribed                                Ps.  5,585,491       Ps. 6,742,491      Ps.   12,327,982
Capital contributions                                           18,655              70,264                88,919
Legal reserve                                                    1,499               3,362                 4,861
Accumulated losses from prior years                         (3,303,211)         (2,038,427)           (5,341,638)
Net loss for the year                                         (258,200)            674,914               416,714
Deficit from restatement                                            --            (824,175)             (824,175)
                                                        --------------       -------------      ----------------
Total                                                   Ps.  2,044,234       Ps. 4,628,429      Ps.    6,672,663
                                                        ==============       =============      ================

NOTE 17 - FOREIGN CURRENCY POSITION:

The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows:

                                                                          2000                        1999
                                                                          ----                        ----
Monetary assets                                                     U.S.$      68,177           U.S.$    164,708
Monetary liabilities                                                          497,082                    598,803
                                                                    -----------------           ----------------
Net monetary liability position in U.S. Dollars                     U.S.$     428,905           U.S.$    434,095
                                                                    =================           ================
Equivalent in nominal Mexican pesos                                 Ps.     4,121,691           Ps.    4,123,295
                                                                    =================           ================

As of December 31, 2000 and 1999, most of the communications equipment and inventories of cellular telephones and accessories are of foreign origin (see Notes 6 and 8).

During 2000, 1999 and 1998, interest income and interest expense on assets and liabilities denominated in U.S. Dollars were as follows:

                                                   2000                   1999                   1998
                                                   ----                   ----                   ----
Interest income                                U.S.$      491        U.S.$      769         U.S.$     494
Interest expense                                       24,891                36,130                16,419
                                               --------------        --------------         -------------
Net interest expense                           U.S.$   24,400        U.S.$   35,361         U.S.$  15,925
                                               ==============        ==============         =============
Equivalent in nominal Mexican pesos            Ps.    234,479        Ps.    335,880         Ps.   157,599
                                               ==============        ==============         =============

Operating results for the years ended December 31, 2000 and 1999, include depreciation and amortization expenses, related to fixed assets and inventories of foreign origin.

The exchange rates as of December 31, 2000 and 1999 were Ps.9.6098 and Ps.9.4986, per U.S. Dollar, respectively. At the issuance date of these financial statements, February 23, 2001, the exchange rate in effect was Ps.9.7044 per U.S. Dollar.

NOTE 18 - PROJECT 450:

During 1994, the Company created a subsidiary to provide fixed wireless local telephony services using the 450 MHz frequency band (Project 450). At December 31, the Company's investment in Project 450 consisted of the following assets:

                                           2000                   1999
                                           ----                   ----
Fixed assets                            Ps.  33,819            Ps.  39,666
Inventory of handsets                             2                      2
                                        -----------            -----------
Total                                   Ps.  33,821            Ps.  39,668
                                        ===========            ===========

On June 10, 1997, the Mexican Telecommunications and Transportation Ministry
(SCT) and the Company reached an agreement on a process whereby the Company could obtain concessions issued by the SCT to provide local wireless service in the 450 MHz frequency band. While awaiting the Mexican government's resolution on coverage, spectrum clearing and other requirements which may cause management to reconsider the feasibility of fully deploying the 450 MHz technology, the Group began its overlay of CDMA digital technology in the 800 MHz frequency band.

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

During September 1998, the Group made the decision to write-down the carrying value of the assets supporting its Project 450 assets as the Group believed there has been an impairment of its investment in this technology. During 1998, an impairment charge for Ps.1,201,176 was recorded representing 100% of the pre-operating expenses and 90% of the fixed assets deployed in this project.

NOTE 19 - DISCONTINUED OPERATIONS:

In December 1998, the Company decided to discontinue the operations of its subsidiary, Cellular Solutions, subsidiary dedicated to the sale of accessories for cellular handsets. Cellular Solutions transferred all its existing inventories as of December 31, 1998 to another subsidiary of the Company and terminated all of Cellular Solutions' employees during January and February 1999.

Financial information regarding Cellular Solutions as of and for the year ended December 31 was as follows:

                                                             2000                 1999                 1998
                                                             ----                 ----                 ----
Current assets                                            Ps.  1,983          Ps.  1,681           Ps.   4,367

Total assets                                                   1,983               1,681                 6,027
Total liabilities                                                404              36,227                44,571
Revenues                                                          --                  --                21,826
Gross Profit                                                      --                  --                 4,796
Loss from operations before income taxes                          --                  --                (9,612)
Provision for income taxes                                        --                  --                   110
Profit (loss) on disposal, including provision
in 1998 of Ps.1,161 for operating losses during
phase-out period (no applicable taxes)                         8,491                  --               (12,851)
                                                          ----------          ----------           -----------
Net loss                                                  Ps.  8,491          Ps.     --          (Ps.  22,573)
                                                          ==========          ==========           ===========

NOTE 20 - SUBSEQUENT EVENTS:

a. On March 29, 2001, the Company completed the restructuring of its long-term bank loan, the revolving credit facility and the Eximbank facilities for a total amount of U.S.$265,621 (see Notes 10 and Note 13i.). This restructuring extended the maturities of the principal payments under such facilities from 2001, 2002 and 2003, to 2004 and beyond.

b. On March 30, 2001, Company's shareholders approved a 30,000 to 1 reverse stock split. Upon implementation of the reverse split in the second quarter of 2001, New Iusacell will own 100% of the Company.

c. The transaction under which the Peralta Group sold its 34.5% ownership in New Iusacell to the Vodafone Group Plc. closed on April 4, 2001.

NOTE 21 - DIFFERENCES BETWEEN MEXICAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared based on Mexican GAAP, which differ in certain significant respects from United States generally accepted accounting principles (U.S. GAAP).

The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the financial statements based on historical cost for Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican and U.S. GAAP are listed below together with an explanation, where appropriate, of the adjustments that affect consolidated net income and stockholders' equity for each of the years ended December 31, 2000, 1999 and 1998.

a. Deferred income taxes and employee profit sharing

As mentioned in Note 4j. as of January 1, 2000 the Company adopted new Bulletin D-4. Under the new method of Bulletin D-4, the Company recognized future tax consequences based on the difference between the financial statements and tax bases of assets and liabilities - temporary differences - as of the date of the financial statements. Until December 31, 1999, deferred income taxes were provided for identifiable, non-recurring timing differences (those expected to reverse over a definite period of time) at rates in effect at the time such differences originate, and benefits from tax loss carryforwards were not allowed to be recognized before the period in which the carryforward is utilized. For purposes of this reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109), for all periods presented.

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

b. Preoperating costs

Under Mexican GAAP, the Group capitalized certain pre-operating costs, primarily related to Project 450. Under US GAAP, pre-operating costs are expensed as incurred. During 1998, the Company recorded a write-down related to its investment in Project 450 for Mexican GAAP purposes and consequently, wrote-off all capitalized pre-operating costs as of that date.

c. Derivative Financial Instruments

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

The U.S.$50,000 aggregate notional amount of the interest rate collar agreements does not quantify risk or represent assets or liabilities of the Company, but is used in the determination of cash settlements under the agreements. The Company is exposed to credit loss from counterpart nonperformance, but does not anticipate any such loss from the interest rate collar agreements, which are with a major financial institution.

The fair value of the interest rate collar agreements is (Ps.154) (U.S.$16) and Ps.5,733 (U.S. $554), as of December 31, 2000 and 1998, respectively, and is estimated based on current market settlement prices of comparable contracts obtained from dealer quotes. The Company does not hold or issue derivative financial instruments for trading purposes.

As described in Note 10, on December 30, 1999, Old Iusacell entered into a foreign currency hedge utilizing forward rate contracts, hedging its exchange rate exposure for up to U.S.$77,000 or approximately 50% of the principal and interest payments coming due over the period April 2000 to April 2001. On November 22, 2000, Old Iusacell entered into a new contract for U.S.$15,000 due January, 2002. Under Mexican GAAP, the contracts are recorded on a cash basis. Under U.S. GAAP, the contracts are recorded at fair value based on spot rates. The premium on such contracts is recorded upon inception of the contract and amortized over its related term. The contracts have terms from four to sixteen months and forward rates ranging from U.S.$ 9.9577 to U.S$11.4066.

d. Minority interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and accordingly is deducted as a reconciling item to arrive at U.S. GAAP equity.

e. Basic and fully diluted loss per share

As of January 1, 1997, Mexican GAAP required the disclosure of earnings (loss) per share for public companies. Under U.S. GAAP, disclosure of basic earnings
(loss) per share and diluted earnings (loss) per share is required for public companies in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings
(loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted earnings (loss) per share is similar to basic earnings (loss) per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. Diluted earnings (loss) per share is equal to basic earnings (loss) per share for the year ended December 31, 1998 as the drawdowns and conversions under the subordinated convertible facility with Verizon (see Note 10) and the shares subject to rights under the Stock Purchase Plan (see Note 15) are excluded from the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods presented.

For the year ended December 31, 1998, the number of potentially dilutive shares that were excluded from the computation of diluted earnings (loss) per share for the drawdowns and conversions under the Verizon subordinated convertible debt facility were 69,285,714 shares, and for the shares subject to rights under the Stock Purchase Plan 332,670 shares. Diluted earnings (loss) per share is equal to basic earnings (loss) per share for the years ended December 31, 2000 and 1999 as the Company did not have any potentially dilutive securities.

f. Comprehensive income

As mentioned in Note 4o.,the Group early adopted Bulletin B-4 which requires to disclose components of comprehensive income. Under U.S. GAAP, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" on January 1, 1998. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement, however, does not address recognition or measurement issues. The adoption of SFAS No. 130 had no impact on net loss or shareholders' equity. The Company has presented comprehensive loss and accumulated comprehensive loss under U.S. GAAP for each of the three years ended December 31, 2000 in Note 21 i. below.

g. Gain from the exchange of non-monetary assets

In December, 1998, the Company entered into a fiber optic cable swap agreement with Bestel to exchange certain long-distance fiber optic cables for of Ps.234,352. Under Mexican GAAP, the Company recorded the transaction as both an acquisition and sale of fixed assets based on the contract amount, resulting in a gain on the sale of Ps.204,083 which was recorded as other income. Under U.S. GAAP, because the assets exchanged are similar productive assets and, on a net basis, no cash was exchanged, the transaction does not result in the recognition of earnings. Consequently, under U.S. GAAP the acquisition and sale would not have been recorded.

h. Effect of inflation accounting on U.S. GAAP adjustments

In order to determine the net effect on the financial statements of recognizing certain of the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting principles (see Note
4) to such adjustments.

i. Net income (loss) and stockholders' equity under U.S. GAAP

The following is a summary of net profit (loss) and stockholders' equity adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP:

                                                                               Years ended December 31,
                                                                               ------------------------

                                                                  2000                  1999                      1998
                                                                  ----                  ----                      ----
Net (loss) profit as reported under Mexican GAAP           (Ps.     644,081)       Ps.     416,714       (Ps.    1,587,615)
Deferred income taxes                                                    --                (14,466)                 61,662
Pre-operating costs                                                      --                (75,213)                194,368
Interest rate collar                                                  5,887                  7,406                 (13,139)
Gain from the exchange of non-monetary assets                           --                     --                 (204,083)
Effect of inflation accounting on US GAAP adjustments                  (242)               (21,351)                (28,417)
                                                            ---------------        ---------------        ----------------

Net (loss) profit under U.S. GAAP                          (Ps.     638,436)       Ps.     313,090       (Ps.    1,577,224)
                                                            ===============        ===============        ================

Weighted average number of shares outstanding
 (thousands)                                                      1,644,914              1,286,844               1,121,396
                                                            ===============        ===============        ================

Basic and diluted net (loss) profit per share (pesos)      (Ps.        0.39)       Ps.        0.24       (Ps.         1.41)
                                                            ===============        ===============        ================

Comprehensive income:

                                                       Years ended December 31,
                                                       ------------------------

                                           2000                 1999                 1998
                                           ----                 ----                 ----
Net profit (loss) under U.S. GAAP    (Ps.   638,436)       Ps.    313,090      (Ps.  1,577,224)
Inflation effects for the period                242                29,379              (12,952)
                                      -------------        --------------       --------------

Comprehensive (loss) income          (Ps.   638,194)       Ps.    342,469      (Ps.  1,590,176)
                                      =============        ==============       ==============

Accumulated comprehensive loss       (Ps. 7,340,009)      (Ps.  6,701,815)     (Ps.  7,044,284)
                                      =============        ==============       ==============

                                                            Years ended December 31,
                                                            ------------------------

                                                            2000                1999
                                                            ----                ----
Stockholders' equity under  Mexican GAAP                 Ps.  7,487,674      Ps.  6,645,723
Minority interest                                               (24,369)             26,940
Deferred income taxes                                              --               187,445
Pre-operating costs                                             (75,213)            (75,213)
Interest rate collar                                               (154)             (5,733)
Gain from the exchange of non-monetary assets                  (204,083)           (204,083)
Provision for consolidation of facilities                        18,909              18,909
                                                         --------------      --------------

Stockholders' equity as reported under U.S. GAAP         Ps.  7,203,072      Ps.  6,593,988
                                                         ==============      ==============

The following is the Statement of Stockholders' Equity under US GAAP for each of the two years ended December 31, 2000:

                                       Contributed             Accumulated             Result for
                                         capital                 results                the year                Total
                                         -------                 -------                --------                -----
Balances as of 12/31/98             Ps.    10,655,253      (Ps.     4,588,158)     (Ps.     1,577,224)     Ps.  4,489,871
Application of 1998 net loss                                       (1,577,224)              1,577,224                 --
Increase in capital stock                   1,761,648                                                           1,761,648
Inflation effects                                                      29,379                                      29,379
Net profit for the year                                                                       313,090             313,090
                                    -----------------       -----------------       -----------------      --------------

Balances as of 12/31/99                    12,416,901              (6,136,003)                313,090           6,593,988

Application of 1999 net profit                                        313,090                (313,090)                --
Contributions for future capital
stock increases                             1,247,278                                                           1,247,278
Inflation effects                                                         242                                         242
Net loss for the year                                                                        (638,436)           (638,436)
                                    -----------------       -----------------       -----------------      --------------

Balances as of 12/31/00             Ps.    13,664,179       Ps.     5,822,671      (Ps.       638,436)     Ps.  7,203,072
                                    =================       =================       =================      ==============

j. Employee severance

The Group is required to pay certain severance benefits to employees that are dismissed without proper cause. Since during the normal course of operations, it is impracticable to estimate the number of employees that will be dismissed in the future, under U.S. GAAP, severance payments made to employees during the normal course of operations are expensed when paid. As of December 31, 2000 and 1999 severance accruals recorded were immaterial.

k. Supplementary U.S. GAAP disclosures
   -----------------------------------

1. Cash flow information

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

                                                                                 Years ended December 31,
                                                                                 ------------------------

                                                                   2000                    1999                     1998
                                                                   ----                    ----                     ----
Operating activities:
--------------------
Net (loss) profit under U.S. GAAP                         (Ps.       638,436)       Ps.        313,090      (Ps.      1,577,224)
Adjustments to reconcile net loss to cash (used in)
provided by operating activities:
Depreciation                                                       1,237,688                   755,201                  414,161
Amortization                                                       1,042,925                   796,785                  558,688
450 Project non-cash write-down                                           --                        --                1,006,808
Equity in loss (earnings) of associated companies                     (2,374)                   (2,358)                  (3,181)
Gain on sale of equity investments                                        --                    54,235                  (27,243)
Increase in allowance for doubtful accounts                           90,547                   101,079                   33,683
Increase (decrease) in allowance for obsolete and
slow-moving inventories                                               40,621                    (5,214)                      --
Minority interest                                                    (15,767)                  (19,540)                  (6,910)
Deferred income taxes and employee profit sharing                         --                   158,997                   16,928
Gain on net monetary position and foreign exchange
losses                                                              (339,621)                 (900,417)                 221,157
Changes in operating assets and liabilities:
Accounts receivable                                                  141,268                  (618,353)                (635,035)
Inventories                                                          (78,654)                   30,802                  122,777
Trade accounts payable and related parties                          (160,509)                1,564,430                1,431,735
Taxes and other payable                                               95,677                  (106,846)                 563,179
Income tax                                                            34,644                   (36,870)                 (32,342)
Other                                                                    693                      (546)                    (206)
                                                          ------------------        -------------------     --------------------

Net cash provided by operating activities                          1,448,702                 2,084,475                2,086,975
                                                          ------------------        ------------------      -------------------

Investing activities:

Purchase of property and equipment, net                           (1,969,347)               (1,636,884)              (2,680,260)
Proceeds from sales of investments in associated
companies                                                             65,384                    12,918                   13,438
Purchase of other assets                                            (108,852)                 (969,808)              (1,347,532)
                                                          -------------------       ------------------      --------------------

Net cash used in investing activities                             (2,012,815)               (2,593,774)              (4,014,354)
                                                          ------------------        ------------------      -------------------

Financing activities:

Proceeds from notes payable and long-term debt                       115,317                 1,146,886                2,088,806
Payments of notes payable and long-term debt                        (712,464)                 (755,922)                 (28,418)
Contributions for future capital stock increases                   1,247,278                        --                       --
Increase of capital stock                                                 --                        --                    8,784
Effect of rights and primary offerings                                    --                        --                       --
                                                          ------------------        ------------------      -------------------

Net cash provided by financing activities                            650,131                   390,964                2,069,172
                                                          ------------------        ------------------      -------------------

Net increase (decrease) in cash and cash equivalents                  86,018                  (118,335)                 141,793
Cash and cash equivalents at beginning of year                       194,015                   312,350                  170,557
                                                          ------------------        ------------------      -------------------

Cash and cash equivalents at the end of year              Ps.        280,033        Ps.        194,015      Ps.         312,350
                                                          ==================        ==================      ===================

Interest expense paid                                     Ps.        384,754        Ps.        373,933      Ps.         376,554
                                                          ==================        ==================      ===================

Income tax paid                                           Ps.        134,851        Ps.         98,195      Ps.          40,117
                                                          ==================        ==================      ===================

Supplemental disclosures of non-cash activities:

Conversion of debt to equity                              Ps.            --         Ps.      1,761,648      Ps.       1,291,867
                                                          =================         ==================      ===================

2. The provision for income taxes for the years ended December 31, 2000, 1999 and 1998 was as follows:

                                                            Years ended December 31,
                                                            ------------------------

                                                  2000                1999                1998
                                                  ----                ----                ----
Asset tax not offset by current taxes         Ps.   149,746       Ps.  144,530        Ps.   78,590
Deferred tax                                           --               14,466             (61,662)
                                              -------------       ------------        ------------

Tax charge                                    Ps.   149,746       Ps.  158,996        Ps.   16,928
                                              =============       ============        ============

3. Deferred income taxes

For Mexican tax purposes, inventories are expensed when purchased and consequently, result in the recognition of a deferred tax liability.

Significant components of deferred income taxes under U.S. GAAP are as follows:

                                                                                 December 31, 2000
                                                                                 -----------------

                                                             SFAS 109                SFAS 109
                                                            applied to              applied to
                                                           Mexican GAAP              U.S. GAAP
                                                             Balances               adjustments                 Total
                                                        ------------------       ---------------         ------------------
Deferred liabilities:
Inventories                                             Ps.         83,607       Ps.          --         Ps.         83,607
Property and equipment                                             406,028                    --                    406,028
Cellular telephones to be amortized                                245,280                    --                    245,280
Concessions                                                          6,989                    --                      6,989
Interest rate collar                                                  --                      54                         54
                                                        ------------------       ---------------         ------------------

Deferred tax liabilities                                           741,904                    54                    741,958
                                                        ------------------       ---------------         ------------------

Deferred assets:
Allowance for doubtful accounts                                     74,319                    --                     74,319
Net operating loss carryforwards and tax credits                 1,160,676                    --                  1,160,676
Reorganization reserve                                              24,952                    --                     24,952
Gain from the exchange of non-monetary assets                         --                  71,429                     71,429
Pre-operating expenses                                                --                  26,325                     26,325
Valuation allowance                                               (330,598)              (97,700)                  (428,298)
                                                        ------------------       ----------------        -------------------

Deferred tax assets                                                929,349                    54                    929,403
                                                        ------------------       ---------------         ------------------

Net deferred tax assets                                (Ps.        187,445)      Ps.          --        (Ps.        187,445)
                                                        ===================      ===============        ====================

                                                                         December 31, 1999
                                                                         -----------------

                                                        SFAS 109             SFAS 109
                                                      applied to            applied to
                                                      Mexican GAAP           U.S. GAAP
                                                        Balances            adjustments            Total
                                                     ----------------      ------------      ---------------
Deferred liabilities:
Inventories                                          Ps.       70,296      Ps.       --       Ps.     70,296
Property and equipment                                        288,473                --              288,473
Cellular telephones to be amortized                           205,538                --              205,538
Concessions                                                     3,443                --                3,443
                                                     ----------------      ------------      ---------------

Deferred tax liabilities                                      567,750                --              567,750
                                                     ----------------      ------------      ---------------

Deferred assets:
Allowance for doubtful accounts                                56,928                --      Ps.      56,928
Net operating loss carryforwards and tax credits              958,849                --              958,849
Reorganization reserve                                         24,952                --               24,952
Interest rate collar                                               --             2,007                2,007
Gain from the exchange of non-monetary assets                      --            71,429               71,429
Pre-operating expenses                                             --            26,325               26,325
Valuation allowance                                          (285,534)          (99,761)            (385,295)
                                                     ----------------      ------------      ---------------

Deferred tax assets                                           755,195                --              755,195
                                                     ----------------      ------------      ---------------

Net deferred tax assets                             (Ps.      187,445)     Ps.       --     (Ps.     187,445)
                                                     =================     ============      ===============

Under U.S GAAP, the effect of the restatement of non-monetary assets is recorded directly to stockholders' equity. Accordingly, the deferred taxes related to such assets would be reflected directly in equity under U.S. GAAP. Deferred taxes recorded directly to stockholders' equity relating to the restatement of non-monetary assets were Ps.427,727 for the year ended December 31, 1996 (not applicable thereafter).

The Company has recorded a deferred tax asset of Ps.929,349 reflecting the benefit of tax loss carryforwards, which expire in varying amounts between 2005 and 2010. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset at December 31, 2000 will be realized based on the following:

(i) the net deferred tax asset amounting to Ps.187,445 represents less than the tax loss carryforwards (which are subject to indexation) of 2000 which has an expiration period of up to 10 years, and

(ii) although the Group generated operating losses for five years through 1998 and in 2000, it believes that it is more likely than not that the net deferred tax asset will be realized based on the Group's business plan estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded as of December 31, 2000.

The Group's estimate of future taxable income is based primarily on and supported by (i) the significant improvement in operating performance from February 1997 through December 2000, as evidenced by the success of the implementation of the Verizon wireless business model. This model has produced strong subscriber annual compound growth of 61% for the period 1997 through 2000. Improved revenues mainly driven by subscriber growth and lower network and operating costs, resulting in an operating profit during the first two quarters of 2000, during the first three quarters of 1999 and during 1998 (excluding the write-down of Project 450), as compared to an operating loss during 1997, (ii) Vodafone Group's strong experience and success in the prepaid market is being implemented, (iii) additional increase in revenues generated by the Calling Party Pays system with an important taxable operating margin, (iv) the change in the IT law to increase the useful lives for network equipment from 3.3 years to
12.5 years, representing an important decrease in depreciation expense for IT purposes and (v) an increase in 2001 of the potential effects of additional cost -cutting measures that management is currently evaluating.

The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced (See Note 12.)

As of December 31, 2000, the Company had a valuation allowance of Ps.330,598 to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carryforwards and tax credits.

The effective rate reconciliation under US GAAP as of December 31, is as follows:

                                                       2000                1999                 1998
                                                       ----                ----                 ----
Income tax (benefit) expense at statutory rate     (Ps.   176,560)      Ps.  158,873        (Ps.  525,176)
Add (deduct):
Inventory purchases less cost of sales                    (13,311)            35,460              219,348
Depreciation and amortization                            (117,555)          (313,939)             319,316
Differences between interest and inflationary
gains or losses                                            77,095            154,104             (137,453)
Net assets tax                                            149,746            144,530               78,590
Income tax loss carryforwards                             240,332           (476,752)              75,066
Provision for doubtful accounts                            17,391               (783)            (115,806)
Telephones to be amortized                                (39,743)           293,159              229,982
Goodwill amortized                                         55,315             64,710               45,119
Pre-operating expenses                                        --              25,573              (66,084)
Income tax rate change                                        --               5,938                   --
Other                                                     (42,964)            68,123             (105,974)
                                                   ---------------      ------------        --------------

Effective income tax expense at effective rate     Ps.    149,746       Ps.  158,996        Ps.    16,928
                                                   ==============       ============        =============

4. Fair values of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2000 and 1999.

Cash and cash equivalents: The carrying amount reported in the balance sheet approximates fair value due to its short-term nature.

Long-term debt: The Company's long-term debt, except for the unsecured senior notes, bears interest at variable rates and consequently, the carrying value approximates fair value. As of December 31, 2000 and 1999, the carrying value of the unsecured Senior Notes Due 2004 was Ps.1,441,470 and Ps.1,552,451 and the fair value was Ps.1,398,226 and Ps.1,474,829, respectively.

Foreign currency exchange contracts: At December 31, 2000 and 1999, the book value of the foreign currency hedge forward rate contracts was Ps.369,447 and Ps.896,519 and the fair value Ps.320,100 and Ps.797,042, respectively. Fair values were determined based on estimated current market settlement prices obtained from dealer quotes.

5. Economic environment

The Company is a Mexican corporation with substantially all of its operations located in Mexico and approximately 99% of its 2000 revenues generated within Mexico. Accordingly, the economic environment within Mexico, which is significantly affected by the actions taken by the Mexican government, can be expected to have a significant impact on the Company's financial condition and results of operations and its ability to meet its future obligations. The Company imports (and purchases in U.S. dollars) handsets, equipment for cellular sites and other telecommunications equipment, while prices are set and revenues are generated in Mexican pesos.

6. Disclosure of certain significant risks and uncertainties:

Foreign Currency Exchange Risk

Although substantial amount of the Company's debt obligations, including the long-term bank loan and unsecured senior notes, is denominated in U.S. dollars, the Company generates revenues in Mexican pesos; therefore, the Company is exposed to currency exchange rate risks that could significantly affect the Company's ability to meet its obligations. As mentioned in Note 10 and in Note 21c., the Company entered into a foreign currency hedge utilizing forward-rate contracts, hedging its exchange rate exposure for principal and interest payments coming due over the period April 2000 to April 2001. The exchange rate of Mexican pesos to the U.S. Dollar is a freely floating rate which has declined in recent years. Any significant decrease in the value of the Mexican peso relative to the U.S. dollar in the near term may have a material adverse effect on the Company and on its ability to meet its long-term debt obligations.

7. Concentration of credit risk

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

8. Stock Purchase Plan

As mentioned in Note 15, the Company has a fixed stock option plan, the Stock Purchase Plan. This plan grants options to purchase New Iusacell common stock at a price equal to the market price of the stock at the date of the grant. The Company applies Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plan. The Company has adopted the disclosure-only provisions of SFAS No.123 "Accounting for Stock based Compensation". The Company recognizes no compensation expense for its Stock Purchase Plan. If the Company had elected to recognize compensation expense based on the fair value at the grant dates for 1999 and 2000, and subsequent fixed plan awards consistent with the provisions of SFAS No.123, net income and earnings per share would have been changed to the pro forma amounts indicated as follows:

                                                                 Years ended December 31,
                                                                 ------------------------

                                                      2000                1999                 1998
                                                      ----                ----                 ----
Under Mexican GAAP

Net (loss) profit                 As reported     (Ps.   644,081)      Ps.  416,714        (Ps.  1,587,615)
                                  Pro forma             (653,903)           405,694             (1,598,104)
Basic and fully diluted (loss)    As reported             (0.39)               0.32                  (1.42)

profit per share                  Pro forma               (0.40)               0.32                  (1.43)

                                                                 Years ended December 31,
                                                                 ------------------------

                                                      2000                1999                 1998
                                                      ----                ----                 ----
Under U.S. GAAP

Net (loss) profit                 As reported     (Ps.   638,436)      Ps.  313,090        (Ps.  1,577,224)
                                  Pro forma             (648,258)           302,070             (1,587,713)
Basic and fully diluted (loss)    As reported              (0.39)              0.24                  (1.41)

profit per share                  Pro forma                (0.39)              0.23                  (1.42)

These results may not be representative of the effects on pro forma net income for future years.

The Company determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                  2000          1999           1998
                                  ----          ----           ----
Dividend yield                      0%            0%             0%
Expected volatility                67%           71%            67%
Risk-free interest rate            14%           20%            25%
Expected lives (in years)         4.0           4.0            4.0

This table is a summary of the status of the Stock Purchase Plan:

                                                                   Weighted
                                                                    Average
                                           Stock Options         Exercise Price
                                           -------------         --------------
Outstanding December 31, 1997                 7,549,834           Ps.   10.37

Granted                                       2,199,600                  5.39
Exercised                                       767,440                  8.29
Canceled/forfeited                            1,082,104                  9.41

Outstanding December 31, 1998                 7,899,890                  9.32

Granted                                       1,603,000                 11.05
Exercised                                       274,660                  4.87
Canceled/forfeited                            1,532,996                  7.20

Outstanding December 31, 1999                 7,695,234                 10.26

Granted                                         681,000                 15.35
Exercised                                     1,210,110                 11.02
Canceled/forfeited                              681,000                  8.44

Outstanding December 31, 2000                 6,485,124                 10.84

As of December 31, 2000, 1999 and 1998, 5,804,124, 6,092,234 and 5,700,290
shares, respectively, were exercisable. The following table summarizes information about Stock Purchase Plan options outstanding as of December 31, 2000, 1999, 1998 and 1997:

                    Range                                             Weighted
                     of                                 Remaining      Average
                   Prices               Shares            Life          Price
                   ------               ------            ----          -----
1997        Ps.  7.54 to  14.31        7,549,834            0         Ps.   10.37
1998             4.31 to   8.29        5,294,462            1                7.02
1998            13.68 to  14.31        2,605,428            1               13.98
1999             4.31 to   9.17        3,812,285            2                7.33
1999            11.46 to  14.31        3,882,949            2               13.13
2000             4.31 to   9.17        2,695,417            3                7.16
2000            11.46 to  15.35        3,789,707            3               13.46

9. Capitalized interest and interest expense

As of December 31, 1999 and 1998, capitalized interest amounted to Ps.176,933 and Ps.151,350, respectively. There was no capitalized interest for 2000. For the years ended December 31, 2000, 1999 and 1998 interest expensed amounted to Ps.401,431, Ps.317,528 and Ps.400,125, respectively.

10. New Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards, or SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In June 2000, the FASB issued SFAS 138 "Accounting for Derivative Instruments and Hedging Activities", which amended certain provisions of SFAS No. 133 to clarify four areas causing difficulties in implementation. This statement is effective for fiscal years beginning after June 15, 2000.

Derivative financial instruments are currently used by the Company to manage interest rate risk and foreign exchange rate risk, on certain long-term debt. The Company adopted FAS 133 in the first quarter of 2001 and has recorded a one-time charge for the initial adoption totaling approximately Ps.42,073 (U.S.$4,378) in its income statement.

Accounting for Transfers and servicing of Financial Assets and Extinguishments of Liabilities

In September 2000, the FASB issued SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which replaces SFAS 125. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS 125 without reconsideration. This standard has various effective dates, the earliest of which is for fiscal years ending after December 15, 2000. We do not believe the adoption of SFAS 140 will have a material impact on our financial position, results of operations or cash flows.

11. Project 450 non-cash write-down

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

In view of these circumstances, the Company decided not to fully continue Project 450, given that it was becoming less operationally and technically feasible. At such time, the undiscounted future cash flows were less than the carrying value of the Project 450 assets. As a result, in September 1998, the Company's Board of Directors resolved to write down the Project 450 assets. An impairment charge of Ps.1,201,176 was recorded to reduce the Project 450 assets to their fair value, amounting to Ps. 49,760. Even though there was no market for the 450 MHz network equipment, the Company's operations group determined that certain of these assets, representing about 10% of the related fixed assets, could be re-deployed in the mobile wireless network. Therefore, a full provision for impairment was recorded for all other assets associated with the project.

12. Segment Information

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

Other Businesses - The Company provides paging, local telephony, microwave links and data transmission services.

The tables below presents information about reported segments for the years ended December 31, 2000, 1999 and 1998 under Mexican GAAP measurement, using the presentation required by SFAS 131.

                                                Year ended December 31, 2000
                                                ----------------------------

                                                    Long            Other           Total            Reconciling         Total
                                  Cellular        distance       businesses       segments            items (2)       consolidated
                                  --------        --------       ----------       --------            ---------       ------------
Revenues - third party         Ps.  5,316,603   Ps.   66,634    Ps.  108,032   Ps.   5,491,269    (Ps.      3,040)   Ps. 5,488,229
Revenues - affiliates               2,656,691        506,902         640,326         3,803,919         (3,803,919)              --
Depreciation and amortization       2,179,415         86,776          21,836         2,288,027             (7,414)       2,280,613
Operating income (loss)               (93,136)      (117,818)       (153,722)         (364,676)            (7,848)        (372,524)
EBITDA (1)                          2,086,279        (31,042)       (131,886)        1,923,351            (15,262)       1,908,089
Total assets                       15,945,222      1,073,124         852,850        17,871,196         (4,641,909)      13,229,287
Capital expenditures                1,688,092         78,313         171,425         1,937,830                 --        1,937,830

                                                 Year ended December 31, 1999
                                                 ----------------------------

                                                   Long            Other           Total              Reconciling        Total
                                  Cellular        distance       businesses       segments             items (2)      consolidated
                                  --------        --------       ----------       --------             ---------      ------------
Revenues - third party         Ps. 4,281,687    Ps. 120,843      Ps.  177,231   Ps. 4,579,761      Ps.       1,629    Ps. 4,581,390
Revenues - affiliates              1,978,277        375,778           487,674       2,841,729           (2,841,729)              --
Depreciation and amortization      1,491,878         58,522             8,963       1,559,363               (7,377)       1,551,986
Operating income (loss)               97,171       (130,535)          (78,133)       (111,497)             102,889           (8,608)
EBITDA (1)                         1,589,049        (72,013)          (69,170)      1,447,866               95,512        1,543,378
Total assets                      14,451,078        347,378           783,191      15,581,647           (2,138,625)      13,443,022
Capital expenditures               1,741,138        114,364            11,986       1,867,488                   --        1,867,488

                                                  Year ended December 31, 1998
                                                  ----------------------------

                                                       Long          Other            Total            Reconciling        Total
                                   Cellular          distance     businesses        segments            items (2)     consolidated
                                   --------          --------     ----------        --------            ---------     ------------
Revenues - third party          Ps. 3,205,524    Ps.   67,345    Ps.   193,811   Ps.   3,466,680   (Ps.     10,037)  Ps.  3,456,643
Revenues - affiliates               1,364,577         221,839          544,922         2,131,338        (2,131,338)              --
Depreciation and amortization         922,574          27,637           24,793           975,004            (2,155)         972,849
Operating income (loss)                65,468        (159,200)         (18,590)         (112,322)       (1,107,772)      (1,220,094)
EBITDA (1)                            988,042        (131,563)           6,203           862,682            91,249          953,931
Total assets                       14,991,976       1,208,286        1,463,629        17,663,891        (5,513,380)      12,150,511
Capital expenditures                3,410,876         527,092           23,261         3,961,229                --        3,961,229

(1) EBITDA as used by the Company is operating profit (loss) plus the sum of depreciation and amortization. The Company's reconciliation of EBITDA to consolidated net profit (loss) under Mexican GAAP as of December 31, 1999 and 1998, is shown as follows:

                                                                   Years ended December 31,
                                                                   ------------------------

                                                      2000                 1999                    1998
                                                      ----                 ----                    ----
EBITDA                                           Ps.  1,908,089       Ps.    1,543,378        Ps.     953,931
Depreciation and amortization                        (2,280,613)            (1,551,986)              (972,849)
Project 450 non-cash write-down                              --                     --              (1,201,176)
Other (expense) income, net                                  --                (25,120)               162,401
Integral financing (cost) gain                         (148,443)               628,982               (466,094)
Equity participation in net (loss) gain of
associated companies and net (loss) gain
on sale of equity investments                             2,374                (51,877)                30,424
Assets tax                                             (149,746)              (144,530)               (78,590)
Minority interest                                        15,767                 19,541                  6,910
Profit (loss) from discontinued operations                8,491                 (1,674)               (22,572)
                                                 --------------       -----------------       ----------------

Net (loss) profit for the year                  (Ps.    644,081)      Ps.      416,714       (Ps.   1,587,615)
                                                ================      ================       =================

(2) Reconciling items primarily reflect inter-segment eliminations and certain non-recurring items, including a gain on sale in 1998 of Ps. 204,083 related to a fiber optic cable agreement (see Note 21g.) and a non-cash write-down of Ps. 1,201,176 in connection with Project 450 (see Notes 18 and 21b.).

13. U.S. GAAP requires the desegregation of the account balances as disclosed below. There is no similar requirement under Mexican GAAP. As of December 31, the account balances were as follows:

                                                 2000                     1999
                                                 ----                     ----
      Recoverable taxes and other:

      Interconnection fees                    Ps.      136,422         Ps.     66,155
      Recoverable VAT and other taxes                  253,755                301,831
      Other                                            102,341                287,168
                                              ----------------         --------------

                                              Ps.      492,518         Ps.    655,154
                                              ================         ==============

      Taxes and other payables:

      Taxes and rights payable                Ps.      170,894         Ps     162,436
      Interest payable                                  96,254                155,598
      Other                                            679,731                646,090
                                              ----------------         --------------

                                              Ps.      946,879         Ps.    964,124
                                              ================         ==============

l. Discontinued Operations

As described in Note 19, in December 1998, the Company decided to discontinue the operations of its subsidiary, Cellular Solutions, which was in the business of selling accessories for cellular handsets, and consequently, recognized a gain (loss) from discontinued operations amounting to Ps.8,491, (Ps.1,673) and (Ps.22,572), for the years ended December 31, 2000, 1999 and 1998, respectively. Under U.S. GAAP the gain (loss) from discontinued operations is recorded as an operating income (expense).

m. Extraordinary item

Under Mexican GAAP the utilization of the Company's tax loss carryforwards in 1999 is classified as an extraordinary item and presented as a separate line item in the consolidated income statement. Under U.S. GAAP, the utilization of the Company's tax loss carryforward is recorded as a component of the taxation expense.

n. Depreciation

Under Mexican GAAP depreciation is not included in the measure of gross profit. Under US GAAP Ps.1,237,688, Ps.755,201 and Ps.414,161 for the years ended December 31, 2000, 1999 and 1998, respectively, are reclassified to cost of sales.

o. Subsequent events - stock split (unaudited)

As discussed in Note 21, on March 30, 2001 Company's shareholders approved a 30,000 to 1 reverse stock split. Stock split will become effective in the third quarter of 2001. Had stock split been given a retroactive effect, weighted average number of shares outstanding and (losses) earnings per share would have been changed to the pro forma amounts indicated as follows:

                                              2000              1999             1998
                                          ------------      ------------     ------------
Weighted average number of shares
outstanding (thousands)
As reported                                  1,644,914         1,286,844        1,121,396
Pro forma                                           55                43               37

Under Mexican GAAP

Basic and fully diluted (loss) profit
per share (pesos)
As reported                                      (0.39)             0.32            (1.42)
Pro forma                                   (11,746.77)         9.714.79       (42,472.45)

Under US GAAP

Basic and fully diluted (loss) profit
per share (pesos)
As reported                                      (0.39)             0.24            (1.41)
Pro forma                                   (11,643.82)         7,299.02       (42,194.46)

NOTE 22 - CONDENSED CONSOLIDATED FINANCIAL INFORMATION

As mentioned in Note 10, in July 1997, the Company issued U.S.$150,000 of senior unsecured notes due 2004 as part of its refinancing program. The Notes Due 2004 are guaranteed on a senior subordinated, unsecured basis pursuant to guarantees by most of the Company's directly and indirectly wholly owned subsidiaries (Guarantor Subsidiaries). The subsidiary guarantees are full, unconditional, joint and several.

Presented below is condensed consolidating financial information as of December 31, 2000 and 1999 and for the three years ended December 31, 2000 for i) the Company; ii) the combined Guarantor Subsidiaries; iii) the combined non-Guarantor Subsidiaries; iv) eliminations; and v) the Company's consolidated financial statements.

Where applicable, the equity method has been used by the parent company with respect to its investments in certain subsidiaries for the respective periods presented.

The Company has not presented separate financial statements and other disclosure concerning each of the Guarantor Subsidiaries because management has determined that such information is not material to investors.

          CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2000

                                                              Combined            Combined
                                            Parent            guarantor         non-guarantor
                                           company           subsidiaries       subsidiaries        Eliminations     Consolidated
                                       -----------------    ---------------    ---------------     --------------   ---------------
                                                               ASSETS

Current assets:
   Cash and short-term investments     Ps.       273,122    Ps.       4,893    Ps.       2,018     Ps.         --   Ps.     280,033
                                       -----------------    ---------------    ---------------     --------------   ---------------
   Accounts receivable:
      Trade                                           --            626,481             10,420            (26,651)          610,250
      Related parties                            957,796          1,538,400             34,688         (2,482,652)           48,232
      Recoverable taxes and other                 24,334            334,809            375,047           (241,672)          492,518
                                       -----------------    ---------------    ---------------     --------------   ---------------

                                                 982,130          2,499,690            420,155         (2,750,975)        1,151,000
                                       -----------------    ---------------    ---------------     --------------   ---------------

   Inventories                                     3,949            234,825             14,051            (13,948)          238,877
                                       -----------------    ---------------    ---------------     --------------   ---------------

   Total current assets                        1,259,201          2,739,408            436,224         (2,764,923)        1,669,910

Investment in associated companies             1,941,182            278,909           -                (2,188,528)           31,563
Property and equipment, net                    6,273,365            787,781            850,888             (3,165)        7,908,869
Other assets                                     378,544            948,274            168,457            314,705         1,809,980
Excess of investment cost over
   book value                                  1,808,965                 --                 --                 --         1,808,965
                                       -----------------    ---------------    ---------------     --------------   ---------------

   Total assets                        Ps.    11,661,257    Ps.   4,754,372    Ps.   1,455,569    (Ps.  4,641,911)  Ps.  13,229,287
                                       =================    ===============    ===============     ==============   ===============

                                                              LIABILITIES

Current liabilities:
   Notes payable                       Ps.     1,402,730    Ps.          --    Ps.          --      Ps.        --         1,402,730
   Trade accounts payable                        195,648            280,862             38,160            (41,743)          472,927
   Related parties                                    --            397,449          2,215,876         (2,464,729)          148,596
   Taxes and other payable                       106,923            904,748            189,776           (254,568)          946,879
   Income tax                                         --                  7             12,035             24,513            36,555
                                       -----------------    ---------------    ---------------     --------------   ---------------

   Total current liabilities                   1,705,301          1,583,066          2,455,847         (2,736,527)        3,007,687

Long-term debt                                 2,730,651                 --                 --                --          2,730,651
Commitments and contingencies                         --              3,248                 27                --              3,275
                                       -----------------    ---------------    ---------------     --------------   ---------------

   Total liabilities                           4,435,952          1,586,314          2,455,874         (2,736,527)        5,741,613
                                       -----------------    ---------------    ---------------     --------------   ---------------

                                                          STOCKHOLDERS' EQUITY

Stockholders' equity:
Capital contributions                         12,393,218          5,874,268          1,212,852         (7,063,437)       12,416,901
   Earned capital                             (6,415,191)        (2,706,210)        (2,213,157)         5,133,684        (6,200,874)
   Minority interest                                 --                  --                 --             24,369            24,369
   Contributions for future capital
   Stock increases                             1,247,278                 --                 --                 --         1,247,278
                                       -----------------    ---------------    ---------------     --------------   ---------------

   Total stockholders' equity                  7,225,305          3,168,058         (1,000,305)        (1,905,384)        7,487,674
                                       -----------------    ---------------    ---------------     --------------   ---------------
   Total liabilities and
      stockholders' equity             Ps.    11,661,257    Ps.   4,754,372    Ps.   1,455,569    (Ps.  4,641,911)  Ps.  13,229,287
                                       =================    ===============    ===============     ==============   ===============

                                                          Combined           Combined
                                          Parent          guarantor        non-guarantor
                                         company        subsidiaries        subsidiaries         Eliminations        Consolidated
                                      -------------     -------------     --------------       ---------------     ---------------
Total stockholders' equity
   under Mexican GAAP                 Ps. 7,225,305     Ps. 3,168,058     (Ps. 1,000,305)      (Ps. 1,905,384)     Ps.  7,487,674
   Minority interest                             --                --                 --              (24,369)            (24,369)
   Preoperating costs                                              --            (75,213)                  --             (75,213)
   Interest rate collar                        (154)               --                 --                   --                 154
   Gain from exchange of non
   monetary assets                               --                --           (204,083)                  --            (204,083)
   Consolidation of facilities               18,909                --                 --                   --              18,909
                                      -------------     -------------      -------------        --------------     --------------
   Total stockholders' equity
      under U.S. GAAP                 Ps. 7,244,368     Ps. 3,168,058     (Ps. 1,279,601)      (Ps.  1,929,753)    Ps.    203,072
                                      =============     =============      =============        ==============     ==============


                     CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                Combined            Combined
                                              Parent            guarantor        non-guarantor
                                             company           subsidiaries       subsidiaries       Eliminations     Consolidated
                                          -------------     ---------------      -------------     ---------------    -------------
Total revenues                            Ps.   978,512     Ps.   7,594,475      Ps.   722,201     (Ps.  3,806,959)   Ps. 5,488,229
Total cost of sales                              61,295           3,251,907            377,355          (1,947,151)       1,743,406
                                          -------------     ---------------      -------------     ---------------    -------------

Gross profit                                    917,217           4,342,568            344,846          (1,859,808)       3,744,823
Operating expenses                               56,652           3,305,017            319,612          (1,844,547)       1,836,734
Depreciation and amortization                 1,235,613             950,819            101,595              (7,414)       2,280,613
                                          -------------     ---------------      -------------     ---------------    -------------

Operating profit (loss)                        (375,048)             86,732            (76,361)             (7,847)        (372,524)
                                          -------------     ---------------      -------------     ---------------    -------------

Integral financing result:
   Interest expense, net                        265,096             (69,373)           292,583                --            488,306
   Foreign exchange loss, net                    12,429               5,684                628                --             18,741
   Gain from monetary position                 (310,582)             93,167           (157,250)             16,061         (358,604)
                                          -------------     ---------------      -------------     ---------------    -------------

                                                (33,057)             29,478            135,961              16,061          148,443
                                          -------------     ---------------      -------------     ---------------    -------------
Equity participation in net (gain)
   loss of associated companies                 278,497             (62,088)               --             (218,783)          (2,374)
Provision for assets tax                         23,593             113,336             12,817                --            149,746
Minority interest                                    --                 --                 --              (15,767)         (15,767)
Profit from discontinued operations                  --                 --                 --               (8,491)          (8,491)
                                          -------------     ---------------      -------------     ---------------     ------------

Net loss for the year                    (Ps.   644,081)    Ps.       6,006     (Ps.   225,139)    Ps.     219,133    (Ps.  644,081)
                                          =============     ===============      =============     ===============     ============

Net loss for the year under
   Mexican GAAP                          (Ps.   644,081)    Ps.       6,006     (Ps.   255,139)    Ps.     219,133    (Ps.  644,081)
Interest rate collar                              5,887                 --                 --                 --              5,887
Effects of inflation on US GAAP
adjustments                                        (242)                --                 --                 --               (242)
                                         --------------     ---------------      -------------     ---------------     ------------

Net profit (loss) for the year under
    US GAAP                              (Ps.   638,436)    Ps.       6,006     (Ps.   225,139)    Ps.     219,133    (Ps.  638,436)
                                          =============     ===============      =============     ===============     ============

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                     Combined          Combined
                                                    Parent          guarantor       non-guarantor
                                                   company         subsidiaries      subsidiaries     Eliminations     Consolidated
                                                --------------     ------------      ------------     ------------    -------------

Operating activities:
   Net profit (loss) for the year              (Ps.    638,436)    Ps.    6,006     (Ps.  225,139)    Ps.  219,133   (Ps.  638,436)
Adjustments to reconcile net
   loss to cash provided by
   (used in) operating activities:
Depreciation and amortization                        1,235,613          950,819           101,595           (7,414)       2,280,613
Equity in net loss (earnings) of
   associated companies and net
   gain on sale of equity
   investments                                         278,497               --               --          (280,871)          (2,374)
Increase in allowance for
   doubtful accounts                                     --              90,547               --                --           90,547
Increase in allowance for obsolete
   and slow-moving inventories                           --              40,621               --                --           40,621
Minority interest                                        --                  --               --           (15,767)         (15,767)
Gain on net monetary position and
   foreign exchange losses                            (297,911)          98,851          (156,622)          16,061         (339,621)
Changes in operating assets and
   liabilities:
   Accounts receivable                                   --             (50,593)             (593)         192,454          141,268
   Inventories                                          (1,756)         (80,229)           (4,098)           7,429          (78,654)
   Trade accounts payable and related parties          791,955         (481,470)          371,588         (842,582)        (160,509)
   Taxes and other payable                            (124,381)         403,764            38,728         (222,434)          95,677
   Income Tax                                           (1,397)             (99)           11,627           24,513           34,644
   Other                                                 --                 731               (38)              --              693
                                                --------------     ------------      ------------     ------------    -------------
Net cash provided by (used in)
   operating activities                              1,242,184          978,948           137,048         (909,478)       1,448,702
                                                --------------     ------------      ------------     ------------    -------------

Investing activities:
Purchase of property and equipment,
   net                                              (1,602,681)          50,146          (103,418)        (313,394)      (1,969,347)
Investment in associated
companies, net cash acquired                          (184,210)          43,178               --           206,416           65,384
Purchase of other assets                               114,529         (961,144)          (45,449)         783,212         (108,852)
                                                --------------     ------------      ------------     ------------    -------------

Net cash (used in) provided
by investing activities                             (1,672,362)        (867,820)         (148,867)         676,234        2,012,815
                                                --------------     ------------      ------------     ------------    -------------

Financing activities:
Proceeds from notes payable and
   long-term debt                                      121,317               --               --            (6,000)         115,317
Payments of notes payable and
   long-term debt                                     (712,464)              --               --                --         (712,464)
Contributions for future capital
Stock increases                                      1,247,278         (183,314)           13,669          169,645        1,247,278
                                                --------------     ------------      ------------     ------------    -------------

Net cash provided by (used in)
   financing activities                                656,131         (183,314)           13,669          163,645          650,131
                                                --------------     ------------      ------------     ------------    -------------

Net increase (decrease) in cash                        225,953          (72,186)            1,850          (69,599)         (86,018)

Cash at beginning of year                               47,169           77,079               168           69,599          194,015
                                                --------------     ------------      ------------     ------------    -------------

Cash at the end of year                         Ps.    273,122     Ps.    4,893      Ps.    2,018     Ps        --    Ps.   280,033
                                                ==============     ============      ============     ============    =============

          CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1999


                                                          Combined            Combined
                                          Parent          guarantor        non-guarantor
                                         company         subsidiaries       subsidiaries        Eliminations        Consolidated
                                      -------------    ---------------     --------------      --------------    -----------------

                                                           ASSETS

Current assets:
   Cash and short-term investments    Ps.    47,169    Ps.      77,079     Ps.        168      Ps.     69,599    Ps.       194,015
                                      -------------    ---------------     --------------      --------------    -----------------
   Accounts receivable:
      Trade                                    --              758,371              9,827               3,167              771,365
      Related parties                     1,834,614            833,080         (1,866,595)           (749,735)              51,364
      Recoverable taxes and other            57,801            408,321            323,798            (134,766)             655,154
                                      -------------    ---------------     --------------      --------------    -----------------

                                          1,892,415          1,999,772         (1,532,970)           (881,334)           1,477,883
                                      -------------    ---------------     --------------      --------------    -----------------

   Inventories                                2,193            195,217              9,953              (6,519)             200,844
                                      -------------    ---------------     --------------      --------------    -----------------

   Total current assets                   1,941,777          2,272,068         (1,522,849)           (818,254)           1,872,742

Investment in associated companies        2,034,876            322,087                --           (2,329,465)              27,498
Property and equipment, net               5,657,861            893,611            849,065             (22,738)           7,377,799
Other assets                                400,429            882,265            123,008             796,681            2,202,383
Excess of investment cost over
   book value                             1,962,600               --                  --                 --              1,962,600
                                      -------------    ---------------     --------------      --------------    -----------------

   Total assets                       Ps.11,997,543    Ps.   4,370,031    (Ps.    550,776)    (Ps.  2,373,776)   Ps.    13,443,022
                                      =============    ===============     ==============      ==============    =================

                                                        LIABILITIES

Current liabilities:
   Notes payable                      Ps.   654,446    Ps.         --      Ps.        --       Ps.       --      Ps.       654,446
   Trade accounts payable                   250,550            447,546             52,264             (51,404)             698,956
   Related parties                             --                  --                 --              126,431              126,431
   Taxes and other payable                  308,231            574,496            185,322            (103,925)             964,124
   Income tax                                 1,397                106                408                --                  1,911
                                      -------------    ---------------     --------------      --------------    -----------------

   Total current liabilities              1,214,624          1,022,148            237,994             (28,898)           2,445,868

Long-term debt                            4,348,849                --                 --                 --              4,348,849
Commitments and contingencies                  --                2,517                 65                --                  2,582
                                      -------------    ---------------     --------------      --------------    -----------------

   Total liabilities                      5,563,473          1,024,665            238,059             (28,898)           6,797,299
                                      -------------    ---------------     --------------      --------------    -----------------

                                                    STOCKHOLDERS' EQUITY

Stockholders' equity:
Capital contributions                    12,396,240          5,874,268          1,212,852          (7,066,459)          12,416,901
   Earned capital                        (5,962,170)        (2,528,902)        (2,001,687)          4,748,521           (5,744,238)
   Minority interest                           --                  --                 --              (26,940)             (26,940)
                                      -------------    ---------------     --------------      --------------    -----------------

   Total stockholders' equity             6,434,070          3,345,366           (788,835)         (2,344,878)           6,645,723
                                      -------------    ---------------     --------------      --------------    -----------------
   Total liabilities and
      stockholders' equity            Ps.11,997,543    Ps.   4,370,031    (Ps.    550,776)    (Ps.  2,373,776)   Ps.    13,443,022
                                      =============    ===============     ==============      ==============    =================

                                                         Combined          Combined
                                       Parent            guarantor       non-guarantor
                                      company          subsidiaries       subsidiaries        Eliminations          Consolidated
                                   --------------    ---------------     --------------      --------------       ---------------

Total stockholders' equity
   under Mexican GAAP              Ps.  6,434,070    Ps.   3,345,366    (Ps.    788,835)    (Ps.  2,344,878)      Ps.   6,645,723
   Minority interest                         --                 --                 --                26,940                26,940
   Deferred income taxes                  227,072            (32,161)            16,858             (24,324)              187,445
   Preoperating costs                        --                 --              (75,213)                --                (75,213)
   Interest rate collar                    (5,733)              --                 --                   --                 (5,733)
   Gain from exchange of non
   monetary assets                            --                --             (204,083)                --               (204,083)
   Consolidation of facilities             18,909               --                 --                   --                 18,909
                                   --------------    ---------------     --------------      --------------       ---------------
   Total stockholders' equity
      under U.S. GAAP              Ps.  6,674,318    Ps.   3,313,205    (Ps.  1,051,273)    (Ps.  2,342,262)      Ps.   6,593,988
                                   ==============    ===============     ==============      ==============       ===============


                     CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                              Combined         Combined
                                              Parent         guarantor      non-guarantor
                                             company        subsidiaries     subsidiaries         Eliminations        Consolidated
                                           ------------    --------------   --------------       --------------     ---------------

Total revenues                             Ps.  683,595    Ps.  6,432,950   Ps.    634,861      (Ps.  3,170,016)    Ps.   4,581,390
Total cost of sales                              24,601         2,541,446          426,374           (1,528,345)          1,464,076
                                           ------------    --------------   --------------       --------------     ---------------

Gross profit                                    658,994         3,891,504          208,487           (1,641,671)          3,117,314
Operating expenses                              124,400         2,929,163          281,354           (1,760,981)          1,573,936
Depreciation and amortization                   748,459           739,793           69,190               (5,456)          1,551,986
                                           ------------    --------------   --------------       --------------     ---------------

Operating profit (loss)                        (213,865)          222,548         (142,057)             124,766              (8,608)
                                           ------------    --------------   --------------       --------------     ---------------

Other income                                         --               --                --               25,120              25,120
                                           ------------    --------------   --------------       --------------     ---------------

Integral financing result:
   Interest expense, net                        (62,228)         (145,062)         331,406              168,671             292,787
   Foreign exchange loss, net                  (189,788)          (15,249)           3,639                 --              (201,398)
   Gain from monetary position                 (485,259)          105,207         (173,129)            (167,190)           (720,371)
                                           ------------    --------------   --------------      ---------------     ---------------

                                               (737,275)          (55,104)         161,916                1,481            (628,982)
                                           ------------    --------------   --------------      ---------------     ---------------
Equity participation in net (gain)
   loss of associated companies                  (3,503)              --               --                55,380              51,877
Provision for assets tax                         90,742            30,502              (17)             465,551             586,778
Minority interest                               (18,732)            1,823              --                (2,632)            (19,541)
Amortization of tax loss carry-
Forwards                                            --                --               --              (442,248)           (442,248)
Loss from discontinued operations                   --                --               --                 1,674               1,674
                                           ------------    --------------    -------------      ---------------     ---------------

Net profit for the year                    Ps.  454,903    Ps.    245,327   (Ps.   303,956)     Ps.      20,440     Ps.     416,714
                                           ============    ==============    =============      ===============     ===============

Net profit (loss) for the year under
   Mexican GAAP                             Ps. 454,903    Ps.    245,327    (Ps.  303,956)     Ps.      20,440     Ps.     416,714
Deferred income taxes                           (14,466)              --              --                    --              (14,466)
Pre-operating costs                                --                 --           (75,213)                 --              (75,213)
Interest rate collar                              7,406               --              --                    --                7,406
Effect of inflation on U.S. GAAP
   adjustments                                  (21,351)              --              --                    --              (21,351)
                                           ------------    --------------    -------------      ---------------     ---------------
Net profit (loss) for the year under
    US GAAP                                Ps.  426,492    Ps.    245,327   (Ps.   379,169)     Ps.      20,440      Ps.    313,090
                                           ============    ==============    =============      ===============     ===============

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                               Combined         Combined
                                              Parent           guarantor     non-guarantor
                                             company          subsidiaries    subsidiaries       Eliminations       Consolidated
                                          --------------    -------------    --------------      ------------     ---------------

Operating activities:
   Net profit (loss) for the year         Ps.    426,492    Ps.   245,327     (Ps.  379,169)     Ps.   20,440     Ps.     313,090
Adjustments to reconcile net
   loss to cash provided by
   (used in) operating activities:
Depreciation and amortization                    748,459          739,793            69,190            (5,456)          1,551,986
Equity in net loss (earnings) of
   associated companies and net
   gain on sale of equity
   investments                                    (3,503)             --                 --            55,380              51,877
Increase in allowance for
   doubtful accounts                                  --           99,376             1,288               415             101,079
Increase in allowance for obsolete
   and slow-moving inventories                       (57)          (5,068)             (258)              169              (5,214)
Minority interest                                (18,732)           1,823                --            (2,631)            (19,540)
Deferred income taxes and employee
   profit sharing                                219,846         (124,766)               84            63,833             158,997
Gain on net monetary position and
   foreign exchange losses                      (630,392)          24,029          (169,446)         (124,608)           (900,417)
Changes in operating assets and
   liabilities:
   Accounts receivable                                --         (446,691)            2,284          (173,946)           (618,353)
   Inventories                                     3,455           13,035            18,326            (4,014)             30,802
   Trade accounts payable and related
      parties                                    934,225          (90,785)          106,723           614,267           1,564,430
   Taxes and other payable                      (292,488)         350,588            18,555          (183,501)           (106,846)
   Income Tax                                    (79,188)          43,273            (1,037)               82             (36,870)
   Other                                              --             (548)                2                --                (546)
                                          --------------    -------------    --------------      ------------     ---------------
Net cash provided by (used in)
   operating activities                        1,308,117          849,386          (333,458)          260,430           2,084,475
                                          --------------    -------------    --------------      ------------     ---------------

Investing activities:
Purchase of property and equipment,
   net                                        (1,114,829)        (393,969)          (90,253)          (37,833)         (1,636,884)
Investment in associated
companies, net cash acquired                     279,601         (116,370)              --           (150,313)             12,918
Purchase of other assets                        (779,547)         (94,226)          (16,375)          (79,660)           (969,808)
                                          --------------    -------------    --------------      ------------     ---------------

Net cash (used in) provided
by investing activities                       (1,614,775)        (604,565)         (106,628)         (267,806)         (2,593,774)
                                          --------------    -------------    --------------      ------------     ---------------

Financing activities:
Proceeds from notes payable and
   long-term debt                                832,490               --           375,020           (60,624)          1,146,886
Payments of notes payable and
   long-term debt                               (755,922)        (136,672)               --           136,672            (755,922)
                                          --------------    -------------    --------------      ------------     ---------------

Net cash provided by (used in)
   financing activities                           76,568         (136,672)          375,020            76,048             390,964
                                          --------------    -------------    --------------      ------------     ---------------

Net increase (decrease) in cash                 (230,090)         108,149           (65,066)           68,672            (118,335)

Cash at beginning of year                        277,259          (31,070)           65,234               927             312,350
                                          --------------    -------------    --------------      ------------     ---------------

Cash at the end of year                   Ps.     47,169    Ps.    77,079    Ps.        168      Ps.   69,599     Ps.     194,015
                                          ==============    =============    ==============      ============     ===============

                     CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                              Combined           Combined
                                             Parent           guarantor       non-guarantor
                                            company         subsidiaries       subsidiaries       Eliminations        Consolidated
                                         -------------     --------------    --------------     ---------------    ----------------

Total revenues                           Ps.   293,727     Ps.  4,909,877    Ps.    394,416    (Ps.   2,141,377)   Ps.    3,456,643
Total cost of sales                             23,266          2,038,533           339,808          (1,217,899)          1,183,708
                                         -------------     --------------    --------------     ---------------    ----------------

   Gross profit                                270,461          2,871,344            54,608            (923,478)          2,272,935

Operating expenses                              67,164          2,027,700           144,576            (920,436)          1,319,004
Depreciation and amortization                  369,735            568,354            36,960              (2,200)            972,849
450 Project non cash writedown                     --                 --          1,201,176                --             1,201,176
                                         -------------     --------------    --------------     ---------------    ----------------

   Operating profit (loss)                    (166,438)           275,290        (1,328,104)               (842)         (1,220,094)
                                         -------------     --------------    --------------     ---------------    ----------------

Other income                                        --                 --           162,401                --               162,401
                                         -------------     --------------    --------------     ---------------    ----------------

Integral financing result:
   Interest expense, net                      (291,045)           198,713           285,739              79,944             273,351
   Foreign exchange loss, net                  913,885            104,970             4,796                --             1,023,651
   Gain from monetary position                (383,471)          (115,203)         (236,530)            (95,704)           (830,908)
                                         -------------     --------------    --------------     ---------------   -----------------

                                               239,369            188,480            54,005             (15,760)            466,094
                                         -------------     --------------    --------------     ---------------   -----------------
Equity participation in net (gain)
   loss of associated companies             (1,143,305)           (31,499)               --          (1,142,230)            (30,424)
Provision for assets tax                        34,218             42,765             1,607                 --               78,590
Minority interest                                   --                 --                --              (6,910)             (6,910)
Loss from discontinued operations                4,285             18,287                --                 --               22,572
                                         -------------     --------------    --------------     ---------------   -----------------

Net loss for the year                   (Ps. 1,587,615)    Ps.     57,257   (Ps.  1,221,315)    Ps.   1,164,058   (Ps.    1,587,615)
                                         =============     ==============    ==============     ===============    ================

Net loss for the year under
   Mexican GAAP                         (Ps. 1,587,615)    Ps.     57,257   (Ps.  1,221,315)    Ps.   1,164,058   (Ps.    1,587,615)
Deferred income taxes                           62,548            (28,171)           19,112               8,173              61,662
Pre-operating costs                                 --                 --           194,368                 --              194,368
Interest rate collar                           (13,139)                --                --                 --              (13,139)
Gain on exchange                                    --                 --          (204,083)                --             (204,083)
Effect of inflation on U.S. GAAP
   adjustments                                 (28,825)            12,980            (8,808)             (3,764)            (28,417)
                                         -------------     --------------    --------------     ---------------   -----------------
Net loss for the year under U.S.
   GAAP                                 (Ps. 1,567,031)   (Ps.     42,066)  (Ps.  1,220,726)    Ps.   1,168,467   (Ps.    1,577,224)
                                         =============     ==============    ==============     ===============    ================

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                             Combined          Combined
                                             Parent          guarantor       non-guarantor
                                            company         subsidiaries      subsidiaries        Eliminations        Consolidated
                                          -------------     -----------      --------------     ---------------     ---------------

Operating activities:
Net loss for the year                    (Ps. 1,567,031)    Ps.  42,066     (Ps.  1,220,726)    Ps.   1,168,467    (Ps.   1,577,224)
Adjustments to reconcile net
loss to cash provided by
(used in) operating activities:
   Depreciation and amortization                369,735         568,354              36,960              (2,200)            972,849
   450 Project non cash write down                  --              --            1,006,808                 --            1,006,808
   Equity in net loss (earnings) of
   associated companies and net gain
   on sale of equity investments              1,308,955             --                  --           (1,339,379)            (30,424)
Increase in allowance for doubtful
accounts                                         32,443          37,319               1,217             (37,296)             33,683
Minority interest                                   --              --                  --               (6,910)             (6,910)
Deferred income taxes and employee
profit sharing                                  (28,331)         70,939             (17,509)             (8,171)             16,928
Gain on net monetary position and
   foreign exchange losses                      559,239         (23,216)           (222,931)            (91,935)            221,157
Changes in operating assets and
   liabilities:
Accounts receivable                            (471,971)         40,966            (327,975)            123,945            (635,035)
Inventories                                      14,923         121,243              26,576             (39,965)            122,777
Trade accounts payable and related
parties                                       2,220,604         (80,775)            860,426          (1,568,520)          1,431,735
Taxes and other payable                         494,071         (36,925)            223,997            (117,964)            563,179
Income Tax                                       12,577         (44,306)             (1,666)              1,053             (32,342)
Other                                               --              (49)               (157)                --                 (206)
                                          -------------     -----------      --------------     ---------------     ---------------

Net cash provided by (used in)
  operating activities                        2,945,214         695,616             365,020          (1,918,875)          2,086,975
                                          -------------     -----------      --------------     ---------------     ---------------

Investing activities:
Purchase of property and
   equipment, net                            (2,476,380)       (398,370)         (1,115,225)          1,309,715          (2,680,260)
Proceeds from sale of investments            (2,367,094)       (179,635)             12,076           2,548,091              13,438
Purchase of other assets                        (48,699)       (156,659)            801,690          (1,943,864)         (1,347,532)
                                          -------------     -----------      --------------     ---------------     ---------------
Net cash (used in) provided
   by investing activities                   (4,892,173)       (734,664)           (301,459)          1,913,942          (4,014,354)
                                          -------------     -----------      --------------     ---------------     ---------------
Financing activities:
Proceeds from notes payable and
  long-term debt                              2,088,806             --                  --                  --            2,088,806
Payments of notes payable and
  long-term debt                                (34,281)            --                  --                5,863             (28,418)
Increase of capital stock                         8,784             --                  --                  --                8,784
                                          -------------     -----------      --------------     ---------------     ---------------
Net cash provided by (used in
financing activities                          2,063,309             --                  --                5,863           2,069,172
                                          -------------     -----------      --------------     ---------------     ---------------

Net increase (decrease) in cash                 116,350         (39,048)             63,561                 930             141,793

Cash at beginning of year                       160,909           7,978               1,673                  (3)            170,557
                                          -------------     -----------      --------------     ---------------     ---------------

Cash at the end of year                   Ps.   277,259    (Ps.  31,070)     Ps.     65,234     Ps.         927     Ps.     312,350
                                          =============     ===========      ==============     ===============     ===============

                        REPORT OF INDEPENDENT ACCOUNTANTS



Mexico City, February 23, 2001

The Board of Directors of

Grupo Iusacell Celular, S. A. de C. V.
(formerly known as Grupo Iusacell, S.A. de C.V.)


We have audited the consolidated balance sheets of Grupo Iusacell Celular, S. A. de C. V. (the "Company") - formerly known as Grupo Iusacell, S.A. de C.V. - and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and changes in financial position for each of the three years ended December 31, 2000 and have issued our report thereon dated February 23, 2000, except with respect to certain matters discussed in Note 20 for which the date is April 4, 2001, included elsewhere in this Annual Report on Form 20-F. Our audits also included the financial statements schedule listed in Item 19 of this Annual Report on Form 20-F. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial schedule based on our audits.

In our opinion, the financial statements schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



PricewaterhouseCoopers






Juan Manuel Ferron Solis
Public Accountant

\

                                 GRUPO IUSACELL

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                         YEARS ENDED 1998, 1999 AND 2000

              (Amounts expressed in Millions of Mexican Pesos (Ps.)
                 with Purchasing Power as of December 31, 2000)




                                                  Balance at    Charged to    Charged to                  Balance at
                                                  beginning     costs and       other                       end of
                                                  of period      expenses      accounts     Deductions      period
                                                  ---------      --------      --------     ----------      ------
Allowance for obsolete and
slow-moving inventories
                                        1998     Ps.  42,602   Ps.       0     Ps. 0       Ps.  28,844   Ps.  13,758
                                        1999          13,758        12,541         0            17,755         8,545
                                        2000           8,545        41,042         0               421        49,166

Allowance for doubtful accounts
                                        1998     Ps. 113,311   Ps.  33,685     Ps. 0       Ps.  64,840   Ps.  82,156
                                        1999          82,156       101,079         0            20,581       162,653
                                        2000         162,653        90,547         0            40,859       212,341

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

PCS: Personal communications services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz frequency band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or "bundled," to the needs of the individual customer.

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

Penetration Rate:   The number of subscribers within a defined area divided by total POPs within that area.

POPs: The population for a particular area based on the 1990 or 2000 Mexican census. Population figures for 1996, 1997, 1998 and 1999 have been calculated by applying the forecast annual population growth rate for 1995, as published by the Instituto Nacional de Estadistica, Geografia e Informatica (the National Institute of Statistics, Geography and Information Processing, "INEGI") to the official 1990 census figures. Population figures for 2000 have been calculated by applying the forecast annual population growth rate for 2000 to the data derived from the 2000 Mexico census. Where the population information is set forth without reference to a year, the information given is as of December 31, 2000. The SCT divides Mexico into nine geographic Regions for the provision of cellular service (individually a "Region" and collectively the "Regions"). Information regarding the numbers of POPs within a given Region has been calculated using the national population growth rate, as published by INEGI. Information regarding the number of POPs within a given city has been calculated using the growth rate for that city, as published by INEGI, which may not be the same as the national growth rate published by INEGI. The number of POPs in any Region or other geographic area should not be confused with the current number of users of wireless services in that Region or other geographic area and is not indicative of the number of users of wireless services in the future.

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

Region 3:           Consists of the states of Chihuahua and Durango and the
                    municipalities of Torreon, Francisco I, Madero, Matamoros,
                    San Pedro and Viesca in the state of Coahuila. Major cities in the Region include Ciudad Juarez, Chihuahua, Durango,
                    Gomez Palacio and Torreon.

Region 4:           Consists of the states of Tamaulipas and Nuevo Leon and,
                    with the exception of the municipalities of Torreon, Francisco I, Madero, Matamoros, San Pedro and Viesca, the state of Coahuila. Major cities in the Region include
                    Monterrey, Saltillo, Tampico, Ciudad Victoria, Nuevo Laredo,
                    Reynosa and Matamoros.

Region 5:           Consists of the states of Colima, Jalisco (except for twelve municipalities in northeastern Jalisco), Michoacan and Nayarit. Major cities in the Region include Guadalajara
                    (population 1.9 million), Mexico's second largest city, Morelia, Tepic, Colima and Manzanillo.

Region 6:           Consists of the states of Aguascalientes, Guanajuato,
                    Queretaro, San Luis Potosi, Zacatecas and twelve municipalities in northeastern Jalisco. Major cities in the Region include Leon, Guananjuato, Queretaro, Aguascalientes,
                    San Luis Potosi and Zacatecas.

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

Region 9:           Consists of the states of Mexico, Hidalgo and Morelos and
                    the Federal District. Major cities in the Region include
                    Mexico City, Toluca, Cuernavaca and Pachuca.

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


                                        GRUPO IUSACELL, S.A. DE C.V.





                                        By:  /s/ Peter H. Burrowes
                                             ---------------------------
                                             Peter H. Burrowes
                                             President and Director General





                                        By:  /s/ William S. Roberts
                                             --------------------------
                                             William S. Roberts
                                             Executive Vice President,
                                             Finance and Audit, and
                                             Chief Financial Officer


Date:      June 29, 2001

ITEM 19. EXHIBITS

                                                                                                                        PAGE
                                                                                                                        ----
1              By-laws (estatutos) of Grupo Iusacell, S.A. de C.V effective April 4, 2001...........................     E-2

2(a)           Shareholders Agreement dated as of March 30, 2001 by and among Iusacell, Bell Atlantic Latin America
               Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and
               Vodafone Americas B.V. ..............................................................................    E-24

2(b)(i)        Indenture dated as of December 16, 1999 among Grupo Iusacell, S.A. de C.V., Verizon Communications
               Inc. and The Bank of New York, as trustee............................................................        *

2(b)(ii)       Indenture dated as of July 25, 1997 among Grupo Iusacell Celular, S.A. de C.V., certain subsidiaries
               of Iusacell Celular, S.A. de C.V. and First Union National Bank, as trustee..........................        **

2(c)           Not applicable.

3              Not applicable.

4(a)           Agreement for Equipment, Furnish and Installation for Iusacell's Cellular Network, dated as of
               December 10, 1997 among Grupo Iusacell Celular, S.A. de C.V., Lucent Technologies World Services,
               Inc. and Lucent Technologies de Mexico, S.A. de C.V. pursuant to which Grupo Iusacell Celular, S.A de C.V. agreed to replace its analog wireless cellular network with a new Lucent Technologies analog
               and digital network. ................................................................................        ***

4(b)           Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March
               29, 2001 among Grupo Iusacell Celular, S.A. de C.V. and JP Morgan, as sole Bookrunner and Lead
               Arranger, and The Chase Manhattan Bank, as Administrative Agent and Collateral Agent, BNP Paribas,
               Citibank N.A., The Toronto-Dominion Bank and BBVA Bancomer S.A., as Arrangers by which Grupo Iusacell
               Celular S.A. de C.V. refinanced certain credit facilities in an amount of U.S.$265.6 million.........    E-58

5              Not applicable.

6              See Item 3 -- Consolidated Financial Statements.

7              Computation of ratio of earnings to fixed charges....................................................   E-131

8              List of subsidiaries.................................................................................   E-132

9              Not applicable.

10             None.

-----------------------

* Previously filed with Registration Statement on Form F-4 No.333-95547 submitted to the SEC on January 27, 2000.

** Previously filed with Registration Statement on Form F-4 No.333-37431 submitted to the SEC on October 8, 1997.

*** Previously filed with the Annual Report on Form 20-F of Iusacell Celular for the fiscal year ending December 31, 1997.