Form 20-F
period 2002-12-31
GRUPO IUSACELL SA DE CV
filed 2003-06-25
CIK 1089695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from __________ to __________

COMMISSION FILE NUMBER 1-14938

Grupo Iusacell, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Iusacell Group
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Prolongación Paseo de la Reforma 1236
Colonia Santa Fe
Delegación Cuajimalpa
05348 Mexico, D.F.
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American depositary shares, each representing 100 series V shares	New York Stock Exchange
Series V shares	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American depositary shares, pursuant to the requirements of the United States Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Series A Capital Stock Series V Capital Stock	961,292,484 shares 900,732,310 shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [   ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

     Item 17 [   ] Item 18 [X]

i

FORWARD-LOOKING INFORMATION

     This Annual Report contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding, among other things, the financial performance and operating plans for Grupo Iusacell, S.A. de C.V. These statements are based upon the current beliefs of our management, as well as on assumptions made by management based upon information currently available to it. The words “believe,” “expect,” “likely” and “anticipate” and similar expressions identify some of these forward-looking statements. These statements are subject to various risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Should management’s assumptions prove incorrect, actual results may vary materially and adversely from those anticipated or projected. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Factors described in this Annual Report under Item 3, “Key Information — Risk Factors,” could cause actual results to differ materially from such forward-looking statements.

     “Iusacell” means Grupo Iusacell, S.A. de C.V. This company was formerly known as Nuevo Grupo Iusacell, S.A. de C.V. Unless the context otherwise requires, “we”, “our” or “us” refers to Iusacell.

     “Iusacell Celular” means Grupo Iusacell Celular, S.A. de C.V. This company was formerly known as Grupo Iusacell, S.A. de C.V. Iusacell owns 100% of the capital stock of Iusacell Celular.

     Under Item 4, “Information on the Company”, “we”, “our” or “us” refers to Iusacell and its subsidiaries, unless the context otherwise requires.

     Certain terms are defined the first time they are used in this Annual Report. The “Glossary of Telecommunications Terms” that begins immediately following Item 19, “Exhibits” provides definitions of certain technical terms used herein.

     On June 30, 2000, Bell Atlantic Corporation, Iusacell’s principal shareholder, which holds its interest in Iusacell through various subsidiaries, acquired GTE Corporation in a merger of equals, renaming itself as “Verizon Communications Inc.” The names of the subsidiaries which hold Iusacell capital stock directly remained unchanged. The term “Verizon” in this Annual Report refers to Verizon Communications Inc. or its subsidiaries, as the context requires. We continue to use the term “Bell Atlantic” in this Annual Report to refer to Bell Atlantic Corporation and its subsidiaries in connection with events prior to June 30, 2000.

     The term “Vodafone” in this Annual Report refers to Vodafone Group Plc or its subsidiaries, as the context requires.

     Iusacell’s equity securities trade on the New York and Mexican stock exchanges. Both Iusacell and Iusacell Celular have publicly-traded debt securities.

     Unless otherwise specified, all references to “U.S. dollars”, “U.S. Dollars”, “dollars”, “U.S.$” or “$” are to United States dollars, and references to “Ps.” and “pesos” are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos with purchasing power as of December 31, 2002. Actual amounts may vary from amounts presented in this Annual Report due to rounding.

     We will provide without charge to each person to whom this Annual Report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this Annual Report (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Grupo Iusacell, S.A. de C.V., Prolongación Paseo de la Reforma 1236, Colonia Santa Fe, Delegación Cuajimalpa, 05348 Mexico, D.F., Attention: Carlos Moctezuma, Investor Relations Manager. E-mail requests may be directed to investor.relations@iusacell.com.mx. Telephone requests may be directed to 011-52-55-5109-5759.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.	ADVISERS

Not applicable.

C.	AUDITORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

     The following tables present selected consolidated financial data of Iusacell and its consolidated subsidiaries. We have derived this data from the audited consolidated financial statements of Iusacell as of December 31, 2002, 2001, 2000, 1999 and 1998. The financial information presented for fiscal years ended December 31, 2002, 2001 and 2000 was derived from our audited consolidated financial statements, which we refer to as the Consolidated Financial Statements, appearing elsewhere in this Annual Report, and you should read this information in conjunction with the Consolidated Financial Statements.

     Prior to August 10, 1999, when Iusacell completed a corporate restructuring, Iusacell had minimal assets and liabilities and no operations or contingent liabilities. For accounting purposes, Iusacell is the successor business to Grupo Iusacell, S.A. de C.V., the holding and operating company prior to the restructuring. Iusacell owns 100% of the capital stock of Iusacell Celular.

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

     Throughout the periods presented in this Annual Report, Bulletin B-10 has required Iusacell to restate non-monetary assets (other than inventory) using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), also referred to as the INPC. Throughout the periods presented in this Annual Report, Bulletin B-10 has also required Iusacell to restate the components of shareholders’ equity using the INPC and to record gains or losses in purchasing power from holding monetary liabilities or assets.

     In addition, Bulletin B-10 requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, we have restated all data in the Consolidated Financial Statements and in the selected financial data set forth below in constant pesos with purchasing power as of December 31, 2002. We have not reversed the effect of these inflation accounting principles in the reconciliation of Iusacell’s net profit (loss) and stockholders’ equity to U.S. GAAP.

     Note 23 to the Consolidated Financial Statements presents the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and contains a reconciliation of Iusacell’s net profit (loss) and stockholders’ equity to U.S. GAAP.

	As of and for the Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	(Thousands of constant pesos as of December 31, 2002,					(Thousands of U.S.
	except per share and operating data)(1)					dollars, except per
						share and operating data)(2)
Income Statement Data:
Mexican GAAP:
Revenues:
Services	3,307,589	4,530,207	5,497,454	5,955,461	4,933,603	473,247
Telephone equipment sales and other	506,844	525,393	558,850	641,737	593,353	56,916
Total revenues	3,814,433	5,055,600	6,056,304	6,597,198	5,526,956	530,163
Cost of sales:
Cost of services	1,035,036	1,291,588	1,547,575	1,619,711	1,533,026	147,053
Cost of telephone equipment sales and other	271,194	324,031	376,288	399,644	488,093	46,819
Total cost of sales	1,306,230	1,615,619	1,923,863	2,019,355	2,021,119	193,872
Gross profit	2,508,203	3,439,981	4,132,441	4,577,843	3,505,837	336,291
Operating expenses	1,455,532	1,737,201	2,033,599	2,195,070	1,817,063	174,299
Depreciation and amortization	1,073,547	1,713,421	2,546,289	2,768,521	2,247,065	215,546
450 project write-down	1,325,508	0	0	0	0	0
Other operating income	0	0	0	325,436	100,979	9,686
Operating loss	(1,346,384)	(10,641)	(447,447)	(60,312)	(457,312)	(43,868)
Other income (expense), net	179,211	(27,720)	0	0	0	0
Integral financing cost (gain):
Interest expense, net	301,645	350,394	1,038,462	854,773	900,075	86,338
Foreign exchange loss (gain), net	1,129,607	(191,267)	17,740	(237,606)	1,028,698	98,676
Gain from monetary position	(916,914)	(795,818)	(476,396)	(281,823)	(415,625)	(39,868)
Total	514,338	(636,691)	579,806	335,344	1,513,148	145,146
Equity participation in net profit (loss) of associated companies	33,573	(57,247)	(20,767)	6,890	(9,741)	(934)
(Loss) income before assets tax, income tax, minority interest and extraordinary item	(1,647,938)	541,083	(1,048,020)	(388,766)	(1,980,201)	(189,948)
Provisions for:
Asset tax	86,725	159,490	165,246	154,749	111,220	10,669
Income tax	0	486,737	0	0	9,250	887
Total	86,725	646,227	165,246	154,749	120,470	11,556
Loss from continuing operations
before minority interest and
extraordinary item	(1,734,663)	(105,144)	(1,213,266)	(543,515)	(2,100,671)	(201,504)
Minority interest	7,625	21,563	17,399	21,874	16,634	1,596
Loss from continuing operations
before extraordinary item	(1,727,038)	(83,581)	(1,195,867)	(521,641)	(2,084,037)	(199,908)
Extraordinary item(3)	0	486,737	0	0	0	0
Cumulative effect of the adoption of
the new accounting pronouncement	0	0	0	6,847	0	0
(Loss) gain from discontinued operations(4)	(24,908)	(1,846)	9,370	0	0	0
Net (loss) profit	(1,751,946)	401,310	(1,186,497)	(528,488)	(2,084,037)	(199,908)
(Loss) per share from continuing operations	(1.54)	(0.06)	(0.86)	(0.35)	(1.12)	(0.11)
Net (loss) profit per share	(1.56)	0.31	(0.85)	(0.35)	(1.12)	(0.11)
Weighted-average number of shares outstanding	1,121,396	1,286,844	1,396,672	1,495,140	1,862,025	1,862,025
U.S. GAAP: (5)
Total revenues	3,838,776	5,055,600	6,056,304	6,451,970	5,352,569	513,436
Operating (loss) profit	(1,139,268)	(93,639)	(458,259)	(497,496)	(384,404)	(36,873)
Net (loss) profit	(1,740,479)	288,189	(1,200,451)	(855,206)	(1,913,649)	(183,563)
Basic and diluted (loss) profit per share(6)	(1.55)	0.22	(0.86)	(0.57)	(1.03)	(0.10)

	As of and for the Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	(Thousands of constant pesos as of December 31, 2002,					(Thousands of U.S.
	except per share and operating data)(1)					dollars, except per
						share and operating
						data)(2)
Balance Sheet Data:
Mexican GAAP:
Working capital	(1,622,976)	973,333	(719,683)	368,695	(91,594)	(8,786)
Property and equipment, net	7,168,516	8,141,460	9,038,005	10,008,780	9,367,325	898,544
Total assets	13,408,186	17,836,583	17,413,837	17,516,280	15,122,628	1,450,612
Total debt	6,014,462	9,518,509	8,437,040	7,767,133	8,396,019	805,374
Total stockholders’ equity	4,951,734	6,304,525	7,008,863	7,571,196	5,365,102	514,638
Capital stock	11,660,034	5,684,848	6,154,059	7,139,558	7,139,558	684,850
U.S. GAAP:(5)
Working capital	(1,824,083)	728,262	(1,013,877)	156,350	(249,638)	(23,920)
Property and equipment, net	6,943,307	8,141,872	8,812,798	9,762,699	9,178,121	880,395
Total assets	13,946,144	18,362,913	17,969,622	18,050,527	16,082,478	1,542,684
Total debt	6,028,962	9,524,775	8,437,040	7,767,133	8,396,019	805,374
Minority interest	1,096	39,759	26,893	123,888	581	56
Total stockholders’ equity	4,954,609	6,172,640	6,674,618	6,610,079	4,890,052	469,070
Other Financial Data:
Mexican GAAP:
EBITDA(7)	1,052,671	1,702,780	2,098,842	2,708,209	1,789,753	171,678
EBITDA margin(8)	28%	34%	35%	41%	32%
Capital expenditures(9)	4,371,247	2,060,787	2,273,021	2,094,888	850,942	81,625
Interest expense, net	301,645	350,394	1,038,462	854,773	900,075	86,338
Ratio of earnings to fixed charges(10)	—	2.59	—	—	—	—
Cash Flow Data:(11)
Mexican GAAP:
Net resources (used) provided by operating activities	920,314	1,379,664	1,573,557	2,176,691	(488,970)	(46,904)
Net resources used in investing activities	(4,655,078)	(4,756,110)	(3,054,597)	(2,860,735)	(419,066)	(40,198)
Net resources provided by financing activities	3,891,235	4,416,863	822,231	396,940	628,886	60,325
U.S. GAAP:(5)
Net cash provided by operating activities	2,302,994	913,583	1,280,846	1,148,985	80,026	7,676
Net used in investing activities	(4,429,872)	(3,148,416)	(3,362,591)	(2,974,864)	(829,146)	(79,534)
Net cash provided by financing activities	2,283,348	3,316,755	1,536,134	1,587,495	495,004	47,482
Operating Data:
Covered POPs(12)	66,712,645	67,591,791	68,376,034	89,917,967	91,356,654	91,356,654
Subscribers(13)
Postpaid	277,014	352,289	442,594	404,075	356,014	356,014
Prepaid	478,361	970,509	1,238,625	1,451,091	1,725,186	1,725,186
Total subscribers	755,375	1,322,798	1,681,219	1,855,166	2,081,200	2,081,200
Gross subscriber additions	747,720	788,438	1,092,895	1,051,089	1,122,024	1,122,024
Average subscribers(14)	742,601	1,290,558	1,637,481	1,721,072	2,091,765	2,091,765
Average monthly postpaid churn(15)	2.58%	2.96%	3.51%	3.76%	3.55%	3.55%
Penetration(16)	1.13%	1.96%	2.46%	2.10%	2.28%	2.28%
Average monthly MOUs per subscriber(17)	87	85	78	84	63	63
Nominal average monthly mobile wireless revenue per subscriber(18)	361	311	267	267	191	18.32
Nominal cost to acquire a new subscriber(19)	3,477	3,277	3,270	2,677	2,419	232.04

(1)	In accordance with Mexican GAAP, financial data for all periods covered by the Consolidated Financial Statements, as well as the other financial data presented in this Annual Report, unless otherwise indicated, has been restated in constant pesos with purchasing power as of December 31, 2002. Restatement of peso amounts is made by multiplying the relevant nominal peso amount for the relevant period by the inflation index for the period from the end of the period to which such nominal peso amount relates through December 31, 2002. The inflation indices used in this Annual Report are 1.3505 for 1998, 1.2024 for 1999, 1.1036 for 2000 and 1.0570 for 2001.

(2)	Peso amounts were converted to U.S. dollars at the noon buying rate reported by the Federal Reserve Bank of New York for December 31, 2002, which was Ps.10.425 per U.S.$1.00. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

In determining the peso amounts of our U.S. dollar-denominated obligations at December 31, 2002 in the Consolidated Financial Statements under Mexican GAAP, however, we applied the exchange rate published by Banco de México (the Mexican Central Bank) on December 31, 2002, which was Ps.10.439 per U.S.$1.00. The difference between the noon buying rate reported by the Federal Reserve Bank of New York and the Banco de México exchange rate causes certain inconsistencies between references to U.S. dollar amounts in this Annual Report and the actual outstanding U.S. dollar amounts of our U.S. dollar-denominated obligations. For example, our actual total debt outstanding, excluding trade notes payable, at December 31, 2002 was U.S.$804.3 million. In preparing the Consolidated Financial Statements, we multiplied this dollar amount by Ps.10.439 (the Banco de México exchange rate at December 31, 2002) to arrive at Ps.8,396.0 million of total debt, excluding trade notes payable. For purposes of this Annual Report, we have converted this peso amount to U.S. dollars for the convenience of the reader by dividing it by Ps.10.425 (the noon buying rate reported by the Federal Reserve Bank of New York at December 31, 2002) to arrive at U.S.$805.4 million of total debt, excluding trade notes payable.

As a result of the combined effect of the restatement of the financial data in constant pesos with purchasing power as of December 31, 2002 and the translation of peso amounts into U.S. dollars, the amounts shown for certain balance sheet items are not equal to the actual amounts outstanding.

(3)	For 1999, the extraordinary item represents the utilization of tax loss carryforwards available to us which, under Mexican GAAP in effect at the time, was required to be classified as an extraordinary item. Under U.S. GAAP, the utilization of tax loss carryforwards is recorded as a component of tax expense.

(4)	In December 1998, we discontinued the operations of our subsidiary Cellular Solutions de México, S.A. de C.V., which sold cellular handset accessories. This subsidiary transferred all of its existing inventories as of December 31, 1998 to another one of our subsidiaries and terminated all of its employees during January and February 1999. See Note 19 to the Consolidated Financial Statements. Under U.S. GAAP, the closing of this subsidiary does not constitute a discontinued operation under Accounting Principles Board Opinion (“APB Opinion”) No. 30. Accordingly, the gain (loss) from discontinued operations is recorded as operating income (expense).

(5)	See Note 23 to the Consolidated Financial Statements.

(6)	Diluted (loss) profit per share for the years ended December 31, 1998, 2000, 2001 and 2002 is equal to basic (loss) profit per share as the potential drawdowns and conversions under the subordinated convertible facility with Bell Atlantic and the shares outstanding under the executive employee stock purchase plan are excluded from the computation of diluted (loss) profit per share because to include them would have been antidilutive for the periods presented. For the year ended December 31, 1998, the number of potentially antidilutive shares that were excluded from the computation of diluted (loss) profit per share to account for the drawdowns and conversions under the facility with Bell Atlantic were 69,285,714 shares, and for the year ended December 31, 1999, the shares outstanding under the executive employee stock purchase plan were 7,695,235, and 6,485,124, for each of the years ended December 31, 2000, 2001 and 2002.

Diluted (loss) profit per share for the year ended December 31, 1999 is equal to basic (loss) profit per share.

We have never paid dividends, nor do we contemplate paying dividends in the foreseeable future. Accordingly, we have not included in these tables a line item for dividends declared per share.

(7)	EBITDA as used in this Annual Report is operating profit (loss) plus the sum of depreciation and amortization and is presented because we believe that EBITDA provides useful information regarding our debt service ability. EBITDA should not be considered in isolation or as a substitute for our consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. EBITDA as presented in this Annual Report (under both Mexican GAAP and U.S. GAAP) differs from EBITDA as defined in the instruments governing Iusacell’s 14 1/4% senior notes due 2006 and Iusacell Celular’s 10% senior notes due 2004 and Iusacell Celular’s senior refinancing secured loan (as defined herein). In particular, EBITDA in this Annual Report has not been reduced to reflect the additional expenses that Iusacell Celular would have incurred had it expensed the cost of cellular telephones it gives to its postpaid customers rather than amortized such cost over 12 months, in accordance with its current practice under Mexican GAAP. EBITDA is not (i) a measure determined under U.S. GAAP, (ii) an alternative to U.S. GAAP operating income (loss) or net income (loss), or (iii) a measure of liquidity or cash flows as determined under U.S. GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Our reconciliation of EBITDA to consolidated net profit (loss) under Mexican GAAP as of December 31, 2002, 2001 and 2000, is as follows:

	Years ended December 31,

	2002	2001	2000

EBITDA	Ps. 1,789,753	Ps. 2,708,209	Ps. 2,098,842
Depreciation and amortization	(2,247,065)	(2,768,521)	(2,546,289)
Integral financing cost	(1,513,148)	(335,344)	(579,806)
Equity participation in net (loss) gain of associated companies and net (loss) gain on sale of equity investments	(9,741)	6,890	(20,767)
Assets tax and income tax	(120,470)	(154,749)	(165,246)
Minority interest	16,634	21,874	17,399
Profit from discontinued operations	—	—	9,370
Cumulative effect of the adoption of the new accounting pronouncements	—	(6,847)	—

Net loss for the year	(Ps. 2,084,037)	(Ps. 528,488)	(Ps. 1,186,497)

(8)	EBITDA margin is calculated by dividing EBITDA by the total revenues for the respective period.

(9)	Capital expenditures include fixed asset purchases, capitalized labor costs, the capitalization of interest costs related to long-term debt incurred in connection with the acquisition of property, plant and equipment, trade-in credits received from Lucent Technologies for exchanging our previous analog network for a digital and analog network supplied by Lucent Technologies and, in some cases, the net value of long distance fiber acquired in swaps for Iusacell long distance fiber. In 1999 and 2000, pursuant to a waiver from its bank lenders, and beginning in 2001, pursuant to the terms of its senior refinancing secured loan, Iusacell Celular excluded capitalized interest cost from capital expenditures in determining its compliance with capital expenditure limitations set forth in its debt covenants. Pursuant to waivers from its lenders, Iusacell Celular excluded Lucent trade-in credits from capital expenditures in determining its compliance with the capital expenditures limitations set forth in its debt covenants. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

(10)	The ratio of earnings to fixed charges covers continuing operations. For this purpose, earnings are calculated as income or loss before taxes plus (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense and (iii) losses from less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost. Earnings were insufficient to cover fixed charges in 1998, 2000, 2001 and 2002. The fixed charge coverage deficiency for the years ended December 31, 1998, 2000, 2001 and 2002 amounted to Ps.2,736.0 million (U.S.$262.5 million), Ps.966.1 million (U.S.$92.7 million), Ps.295.5 million (U.S.$28.3 million), and Ps.2,945.9 million (U.S.$282.6 million) respectively.

(11)	Under Mexican GAAP, the cash flow data represents changes in financial position and has been adjusted for inflation and includes certain non-cash items, such as monetary gains and losses and foreign exchange gains and losses and, as a result, is not comparable to U.S. GAAP cash flow data. Under U.S. GAAP, the effect of inflation adjustments has been included in the separate line item “Gain on net monetary position and foreign exchange losses” in Note 23 to the Consolidated Financial Statements.

(12)	Covered POPs is the aggregate number of POPs in the geographic regions in which we have concessions for wireless services and whom we therefore have the potential to serve. POPs means points of presence, or population, for a given area based on census data published by Mexico’s National Institute of Statistics, Geography and Information Processing (Instituto Nacional de Estadística, Geografía e Informática).

(13)	Unless otherwise indicated, subscribers refers to the total number of mobile wireless customers included in our subscriber base in the geographic regions we cover at the end of the respective periods. Mobile wireless subscribers for the periods presented includes cellular subscribers and PCS subscribers. In December 2001, we began providing limited commercial PCS services in Monterey and Tijuana and in 2002 in other cities of regions 1 and 4. A prepaid customer is included as a subscriber if, at the end of the period, such customer’s telephone number has not yet been deactivated. See Item 4, “Information on the Company — Business Overview — Mobile Wireless Services — Prepaid Customers.”

(14)	Average subscribers represents the rolling monthly average number of subscribers for the respective periods.

(15)	Average monthly postpaid churn for a given period is calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. See Item 4, “Information on the Company — Business Overview — Mobile Wireless Services — Postpaid Customers” and Item 5, “Operating and Financial Review and Prospects — Results of Operations.”

(16)	Penetration represents the end-of-period subscribers divided by the end-of-period population in the geographic regions we cover, expressed as a percentage.

(17)	Effective January 1, 2000, we changed the methodology by which we determine average monthly minutes of use (MOUs). Under the current methodology, average monthly MOUs per subscriber for a given period are calculated by dividing total MOUs (which includes minutes of use from incoming calls to postpaid customers, which had previously been excluded) for the period by the sum of the monthly average number of subscribers for each of the months in such period. Average monthly MOUs for 1999, which were 77 under the methodology used in 1998 and 1999, have been restated under the current methodology. See Item 5, “Operating and Financial Review and Prospects — Results of Operations.” When reporting average monthly MOUs per subscriber, we include “incoming calls only” prepaid subscribers and the MOUs they generate.

(18)	Effective January 1, 2000, we changed the methodology by which we determine nominal average monthly mobile wireless revenue per subscriber (ARPU). Under the current methodology, ARPU for a given period is calculated by dividing the sum of the nominal monthly revenues and other cellular revenues (excluding revenues generated from the sale of handsets and accessories to postpaid customers) for each of the months in the period by the sum of the monthly average mobile wireless subscribers for each of the months in such period. ARPU for 1999, which was Ps.346.0 under the methodology effective in 1998, has been restated under the current methodology. See Item 5, “Operating and Financial Review and Prospects — Results of Operations.” When reporting ARPU, we include “incoming calls only” prepaid subscribers and the revenue they generate.

(19)	Through December 31, 1999, nominal cost to acquire a new subscriber represented sales, marketing and advertising costs associated with postpaid plans, plus the costs of cellular phones we gave to postpaid customers, for the respective period (in nominal pesos) divided by the gross postpaid customer additions for such period. Effective January 1, 2000, we changed the methodology by which we determine nominal cost to acquire a new subscriber and more accurately reflect postpaid customer acquisition costs. The new methodology includes only handset subsidies and sales commissions and excludes allocations of advertising and overhead costs. Nominal cost to acquire a new subscriber for 1999, which was Ps.3,527.0 under the old methodology, has been restated under the new methodology. Nominal cost to acquire a new subscriber for 1998 has not been restated under the new methodology.

     Exchange Rates

     Unless otherwise specified, this Annual Report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which we refer to as the Noon Buying Rate. At December 31, 2002, the Noon Buying Rate was Ps.10.425 per U.S.$1.00. These currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been, could have been or could be converted into U.S. dollars at those or any other rates of exchange.

     The following table sets forth the high, low and average Noon Buying Rates expressed in nominal pesos per U.S. dollar for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The Noon Buying Rate on June 24, 2003 was Ps.10.532 per U.S.$1.00.

	Noon Buying Rate(1)

Year ended December 31,	High	Low	Average(2)

1998	10.630	8.040	9.245
1999	10.600	9.240	9.562
2000	10.087	9.183	9.459
2001	9.972	8.946	9.337
2002	10.425	9.000	9.664

(1)	Source: Federal Reserve Bank of New York

(2)	Average of month-end rates for annual data.

     The following table sets forth the high and low Noon Buying Rates expressed in nominal pesos per U.S. dollar for each of the previous six months.

Noon Buying Rate(1)

Month end	High	Low

December 31, 2002	10.425	10.103
January 31, 2003	10.978	10.321
February 28, 2003	11.064	10.774
March 31, 2003	11.235	10.661
April 30, 2003	10.770	10.308
May 31, 2003	10.424	10.113

(1)	Source: Federal Reserve Bank of New York.

B.    CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.    RISK FACTORS

Risk Factors Relating to Iusacell

We are a holding company and can pay our liabilities only through the cash flow from our subsidiaries or out of the proceeds of our financings. Our obligations, including under Iusacell’s 14 1/4% senior notes due 2006 are structurally subordinated to those of our subsidiaries’ creditors.

     Iusacell is a holding company with no significant assets other than the stock of our subsidiaries.

     In order to pay our obligations, we must rely on income from dividends and other cash flow from our subsidiaries or debt or equity financings. Because we are a holding company, the claims of our creditors are structurally subordinated to the claims of our subsidiaries’ creditors with respect to the assets of such subsidiaries. At December 31, 2002, our consolidated subsidiaries’ total indebtedness, including trade notes payable, was Ps.4,851.2 million (U.S.$465.3 million) and may increase in the future. For a description of some of our obligations and liabilities, see Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

     Our current debt agreements prevent our subsidiaries from paying distributions or dividends or making cash available to us until at least December 2006, except for those payments of dividends or loans or advances at such times and in such amounts as shall be necessary to permit Iusacell to pay scheduled interest (including any tax gross-up) and principal payments as and when due in respect of our 14 1/4% senior notes due 2006, which we refer to as the Iusacell senior notes, so long as (i) no event of default has occurred and is continuing, scheduled interest (including any tax gross-up) as and when due in respect of any notes issued to refinance the Iusacell senior notes and (ii) no event of default has occurred and is continuing in an aggregate amount of up to U.S.$5.0 million to discharge our liabilities incurred in the ordinary course of business. On April 28, 2003, Iusacell Celular’s senior refinancing secured loan was amended, and a temporary waiver and consent was granted by the lenders. As part of such amendment, Iusacell Celular temporarily agreed not to make any restricted payment, loan or advance to, or repay any loan or advance from any affiliate, including Iusacell. Dividends and cash flow from our subsidiaries are therefore severely restricted by the terms of the outstanding debt of our subsidiaries and the restrictive covenants that govern the debt.

     Furthermore, the ability of our subsidiaries to pay dividends or distributions is subject to Mexican legal requirements, which in general terms provide that a Mexican corporation may declare and pay dividends or distributions only out of the profits reflected in its year-end financial statements, if such payment is approved by its stockholders and after the creation of required legal reserves and the absorption or satisfaction of losses suffered in previous fiscal years.

     Unless we are able to successfully restructure our consolidated indebtedness, our ability to access the debt and equity capital markets or obtain third party financing will be significantly reduced or eliminated. As described below, Iusacell Celular is in default under its senior refinancing secured loan and we did not make the interest payment due on the Iusacell senior notes which was due on June 1, 2003 and an event of default would exist upon the expiration of the grace period on July 1, 2003. Consequently, our foreign and local currency corporate credit rating has been lowered to default levels. Our principal shareholders are under no obligation to provide financial resources to us, and have not indicated that they are prepared to do so. Therefore, unless we can successfully restructure our consolidated debt, we believe that we will be unable to satisfy our liabilities. A material unsatisfied liability at the holding company level could lead us to bankruptcy or reorganization.

We are in default of our obligations under the Iusacell senior notes which will enable the holders of such notes to accelerate our repayment obligations after the expiration of a grace period.

     We did not generate sufficient cash flows from our operations to make the June 1, 2003 U.S.$25.0 million interest payment on the Iusacell senior notes and, as a result, we did not make that payment. We have a 30-day grace period to make the payment before an event of default will occur. Since we do not anticipate making the June 1, 2003 interest payment within the grace period, an event of default under the indenture governing the Iusacell senior notes, which we refer to as the Iusacell indenture, will occur and the holders of the Iusacell senior notes will have the right to declare our indebtedness under the Iusacell senior notes immediately due and payable. In addition, the right of such holders to accelerate our repayment obligations under the Iusacell senior notes will cause an event of default under the terms of Iusacell Celular’s senior refinancing secured loan and the lenders could declare the indebtedness due thereunder immediately due and payable. If the lenders under the senior refinancing secured loan decide to accelerate the indebtedness, this will result in an event of default under the indenture (the “Iusacell Celular indenture”) governing the 10% senior notes due 2004 issued by Iusacell Celular (the “Iusacell Celular senior notes”), which will permit the holders of such notes to accelerate Iusacell Celular’s repayment obligations under the Iusacell Celular senior notes. Also, should the foregoing defaults occur, the cross-default provisions contained in our various other credit agreements may also be triggered.

     In the event that the holders of the Iusacell senior notes or the lenders under the senior refinancing secured loan choose to accelerate the maturity of their debt, neither we nor Iusacell Celular would have the cash resources to repay such amounts. Due to the depressed state of the value of telecommunication assets and the structural subordination of the claims of the holders of the Iusacell senior notes to those of our subsidiaries’ creditors, it is unlikely that the value of the assets held by our subsidiaries will be sufficient to first satisfy their creditors and then the claims of our creditors, including the holders of the Iusacell senior notes, which could lead us to bankruptcy or reorganization. For a further description of our status as a holding company, see the risk factor entitled “We are a holding company and can pay our liabilities only through the cash flow from our subsidiaries or out of the proceeds of our financings. Our obligations, including under the Iusacell senior notes, are structurally subordinated to those of our subsidiaries’ creditors.” For a further description of some of our obligations and liabilities, see Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources.” If an acceleration of the Iusacell senior notes and the senior refinancing secured loan occurs, the value and market price of our equity would be significantly adversely affected and our equity holders could lose their entire investment.

If Iusacell Celular does not receive an extension of the temporary amendment and waiver to Iusacell Celular’s senior refinancing secured loan, the lenders under that loan will be able to accelerate Iusacell Celular’s repayment obligations.

     During the first half of 2003, Iusacell Celular exceeded the permitted leverage ratio (as defined in the senior refinancing secured loan) of 2.50. On April 28, 2003 Iusacell Celular and the lenders entered into a temporary amendment and waiver to the senior refinancing secured loan , which we refer to as the second amendment and waiver, to increase the permitted leverage ratio under the senior refinancing secured loan from 2.50 to 2.70. On May 22, 2003, the second amendment and waiver was extended until June 13, 2003. Most recently, on June 12, 2003, the second amendment and waiver was further extended until June 26, 2003. See Item 5, “Operating Financial Review and Prospects — Liquidity and Capital Resources — Iusacell Celular Long-Term Indebtedness — Loan Covenant Waivers and Modifications.”

     We cannot assure you that Iusacell Celular will be able to obtain another extension of the second amendment and waiver on the expiration date. On June 26, 2003, if the second amendment and waiver is not further extended, Iusacell Celular will be in default of a financial ratio covenant under the senior refinancing secured loan, which will constitute an event of default under that loan as if the second amendment and waiver had never been executed. As a result, the lenders under the senior refinancing secured loan could declare the indebtedness under that loan immediately due and payable. In addition, if the second amendment and waiver is not further extended and the lenders thereunder accelerate the loan, defaults would occur under the Iusacell indenture and the Iusacell Celular indenture, which would permit the holders of the Iusacell senior notes and the Iusacell Celular senior notes to accelerate Iusacell’s repayment obligations and Iusacell Celular’s repayment obligations.

There is substantial doubt as to our ability to continue as a going concern due to our high level of leverage and recurring losses.

     In its Report of Independent Accountants dated June 13, 2003, PricewaterhouseCoopers, S.C. stated that we are highly leveraged and have suffered recurring losses from operations that raise substantial doubt as to our ability to continue as a going concern. We believe that if our financial situation does not improve, we will be unable to service our debt and operate as a viable company.

     In 2002, our accumulated losses were nearly the equivalent of two-thirds of our capital stock. According to the Mexican Companies Law (Ley General de Sociedades Mercantiles), an interested party may file a claim for dissolution and force us into a liquidation process (Proceso de Concurso Mercantíl) of our assets if the accumulated losses exceed two-thirds of our contributed capital during any fiscal year.

If we are unable to service our indebtedness, we also face a substantial risk of Mexican reorganization-related proceedings and the suspension or termination of all or a portion of our business under our concessions.

     If we default on our obligations, including the Iusacell senior notes, some or all of our creditors will have the option of taking legal action against us, including instituting a reorganization proceeding in Mexico. Further, we may choose to institute a voluntary reorganization proceeding under Mexican law. If any such proceedings were to be instituted, we could not predict their duration. We are not aware of any regulated company of our size that has successfully completed a restructuring under the new Mexican reorganization law since it was passed in May 2000. A reorganization proceeding is likely to result in significant changes to our existing obligations which could include the cancellation or rescheduling of all or part of those obligations. During any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be materially adversely affected. Moreover, in the event of our bankruptcy, our operating concessions which are critical to our business, may be subject to termination. There can be no assurance that the holders of the Iusacell senior notes would receive any meaningful recovery from a bankruptcy proceeding.

Mexican reorganization laws may not be as favorable to the holders of the Iusacell senior notes as U.S. insolvency and bankruptcy laws.

     The current Mexican reorganization law is based on the largely untested Ley de Concursos Mercantiles enacted in May 2000 (Law of Commercial Reorganizations), which we refer to as the LCR, which provides for two different and separate proceedings: conciliation and bankruptcy. The conciliation phase lasts up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy phase does not have a specific term within which it must be concluded. It is expected that both proceedings are likely to require significantly more time and be significantly more unpredictable than a reorganization or bankruptcy proceeding under U.S. laws. If we were to be declared subject to reorganization under the LCR, the holders of the Iusacell senior notes would have to file a claim in Spanish against the estate of Iusacell in Federal District Court in Mexico City, Mexico. Upon the court’s recognition of a holder of an Iusacell senior note as a creditor of Iusacell, that holder’s claim would be unsecured and would rank equally with all other unsecured claims filed against our estate.

We may be unable to fund our capital expenditure programs, or pursue business opportunities because our subsidiaries are highly leveraged, have insufficient cash flow and have limited or no access to additional capital.

     Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new equity and debt financing, vendor financing, borrowings and equity contributions from our principal shareholders to meet such funding needs.

     As of December 31, 2002, our total consolidated indebtedness, including trade notes payable, was Ps.8,586.3 million (U.S.$823.6 million), or approximately 61.6% of our total capitalization.

     For the years ended December 31, 2001 and December 31, 2002, our earnings were insufficient to cover our fixed charges by Ps.295.5 million (U.S.$28.3 million) and Ps.2,945.9 million (U.S.$282.6 million), respectively.

     In order to implement our operating strategy through 2004, we will have to incur significant capital expenditures. We expect our aggregate capital expenditures for 2003, 2004 and 2005, not including capitalized interest, to total approximately U.S.$435.0 million. We anticipate that approximately U.S.$85.0 million of such capital expenditures will be invested during 2003, including capital expenditures to increase the quality and coverage of our cellular network.

     We will need additional external funding in 2003 in order to acquire, build out and operate our PCS network in northern Mexico, as well as to make additional investments in the central regions and expand the advance data network capabilities into other key cities. As we make additional investments in our cellular network and pursue long distance and data opportunities, we will also need additional external funding in 2004 and beyond. Furthermore, the investments required to keep pace with technological change, such as extended coverage on third-generation wireless telecommunication equipment, will require additional capital resources. We cannot assure you that we will be able to obtain such additional funds.

     Our declining revenues throughout 2002, the degree to which we are leveraged and our inability to obtain additional capital may adversely affect our ability to finance future operations, to finance necessary capital expenditures, to compete effectively against better capitalized competitors and to withstand downturns in our business or the Mexican economy generally. Our high level of indebtedness could limit our ability to pursue business opportunities that may be in our interest and in the interest of the holders of our securities.

Depreciation or devaluation of the peso relative to the U.S. dollar may adversely affect our financial condition and results of operations.

     While our sales are almost entirely denominated in pesos, the vast majority of our obligations are denominated in U.S. dollars. As a result, unless we enter into hedging arrangements, we are exposed to the risk of devaluation of the peso relative to the U.S. dollar. The peso appreciated by 4.8% relative to the U.S. dollar during 2001, but depreciated by 13.9% during 2002. In the past, the peso has depreciated substantially against the U.S. dollar and may depreciate significantly in the future.

     Declines in the value of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations and our ability to meet U.S. dollar-denominated obligations, including those under our debt securities. In addition, any devaluation of the peso may negatively affect the value of the securities of a Mexican company with sales in pesos and debt denominated in U.S. dollars, such as our company.

We face increasing competition which may reduce our operating margins.

     We face significant competition in our core mobile wireless services business in each region in which we operate from Radiomóvil Dipsa, S.A. de C.V., commonly known as Telcel. As a subsidiary of América Móvil, S.A. de C.V., a company spun off from Teléfonos de México, S.A. de C.V., the former state telephone monopoly known as Telmex, Telcel has significantly greater internal financial and operational resources than those available to us, nationwide cellular and personal communications services (PCS) concessions, a nationwide cellular network and the ability to use Telmex’s installed telecommunications systems. Competition in the Mexican wireless industry is substantial and we, like Telcel, bear significant promotional expenses, including the cost of providing cellular telephones to postpaid subscribers free of charge or at substantial discounts. In addition, competition from Telcel has not always allowed us to implement price increases to keep pace with inflation and has occasionally caused us to implement price rollbacks and reductions. We also face competition from Telefónica Móviles Mexico, S.A. de C.V., which we refer to as Telefónica, a subsidiary of Telefónica Móviles, S.A., a Spanish telecommunications service provider, that concluded in 2002 the acquisition of Pegaso Comunicaciones y Sistemas, S.A. de C.V., which we refer to as Pegaso, and from Servicios Profesionales de Comunicación, S.A. de C.V., which we refer to as Unefón, an affiliate of TV Azteca, S.A. de C.V. and Elektra, S.A. de C.V. Both these service providers own concessions in all nine wireless service regions in Mexico and have begun to provide service in Mexico’s principal cities.

     We also face increasing competition in certain cities from Nextel de México, S.A. de C.V., a provider of enhanced specialized mobile radio services and satellite telephony.

     In addition, we face increasing competition in providing long distance, wireless local telephony and data transmission services. Competition may lead to increases in advertising and promotional spending, along with increased demands on access to distribution channels. These factors may lead to smaller operating margins, greater choices for customers and increasing movement of customers between competitors, which may make it difficult for us to retain customers or add new customers.

     The Mexican government may grant additional concessions to other companies to provide services similar to or the same as those that we provide. In addition to Telcel and Telefónica, other competitors may also have greater financial, corporate and other resources, which may limit our ability to compete effectively.

The technology we use may be made obsolete by advancements in technology.

     All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. The technology that we have selected in our wireless business become obsolete by market demand for new or improved digital technologies supporting wireless service or other services in the near future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-downs of obsolete technology.

A significant portion of our accounts receivable is represented by a small number of distributors.

     Our three largest distributors accounted for 52% and 44% of our net trade accounts receivable as of December 31, 2002 and 2001, respectively. We have established certain measures to reduce the risk associated with this concentration, such as certain guarantees and liens. As a result, the absolute number of accounts to which these receivables are attributable has decreased. Although we believe that this distributor concentration will be reduced over time, our results of operations could be negatively affected, at least in the short-term, if any payment defaults occur with respect to these distributors.

Risk Factors Relating to Our Shareholders

Verizon and Vodafone, our principal shareholders, announced that they have agreed to sell all of their interest in us and, as a result, Verizon will lose management control over our operations and Vodafone will no longer provide us with other support services.

     Since Verizon (formerly known as Bell Atlantic) assumed management control of Iusacell’s Board of Directors and management, Verizon consultants and Verizon personnel provided on a secondment basis to Iusacell have been integrally involved in managing our day-to-day operations and defining and implementing our long-term strategy. Verizon currently has the right and power to elect a majority of the members of Iusacell’s Board of Directors and, with certain exceptions, to unilaterally determine Iusacell’s policies and strategy.

     Vodafone, our other principal shareholder, provides us with management, marketing, legal and other consulting services.

     On June 13, 2003, Movil Access, S.A. de C.V. (Movil Access), a Mexican telecommunications service provider and a subsidiary of Biper, S.A. de C.V., which is a part of Grupo Salinas, announced that it would commence a public tender offer in Mexico and the United States to buy all of Iusacell’s outstanding capital stock. Verizon and Vodafone have announced that they have agreed to tender all of their Iusacell shares to Movil Access. See Item 4, “Information on the Company — History and Development of the Company.”

     If the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approves the tender offer and Verizon tenders all of its Iusacell shares, Verizon will lose its ability to manage us. Verizon will then no longer be in a position to determine our policies and strategies, provide personnel to us on a secondment or consulting basis, manage our operations or provide the technical support, as well as operating synergies that we have historically relied on. We cannot predict the strategy that we will implement following any such management change. In addition, if Vodafone tenders all of its Iusacell shares, Vodafone will no longer provide us with management and other services.

The sale of Verizon’s interest and Vodafone’s interest in us will constitute a change of control and, as a result, we may be required to repurchase all or part of the Iusacell senior notes and Iusacell Celular’s senior notes and we may be in default of our obligations under Iusacell Celular’s senior refinancing secured loan.

     The sale of our shares by Verizon and Vodafone will constitute a change of control under the Iusacell Celular indenture and the Iusacell indenture. As a result, each holder of the Iusacell Celular senior notes may require Iusacell Celular to repurchase, in whole or in part, that holder’s Iusacell Celular senior notes and each holder of the Iusacell senior notes may require Iusacell to repurchase, in whole or in part, that holder’s Iusacell senior notes. We cannot assure you that Iusacell or Iusacell Celular will have sufficient funds or the ability to obtain sufficient funds on a timely basis to pay for any or all of the debt that each may have to repurchase as a result of this change of control.

     In addition, under Iusacell Celular’s senior refinancing secured loan, the sale of our shares by Verizon and Vodafone will constitute a change of control, which would constitute a default and, unless the default is waived, the lenders under that loan would have the right to declare all amounts outstanding under that loan immediately due and payable. If the lenders accelerate amounts due under that loan, we cannot assure you that Iusacell Celular will have sufficient funds or the ability to obtain sufficient funds on a timely basis to pay for those amounts due under that loan, and the value and market price of our securities would be significantly adversely affected.

Risk Factors Relating to Doing Business in Mexico

The Mexican government may impose additional conditions on our concessions or may take them away.

     We provide our services pursuant to concessions granted by the Mexican government. Our activities are subject to significant government regulation and supervision. The concessions may be subject to additional conditions or may not be renewed when they expire. The conditions for renewal, however, are not fully defined. The Mexican government also reserves the right to revoke, temporarily seize or expropriate concessions or assets related to a concession for reasons, among others, of public interest, such as war, national disaster or significant public disturbances. Moreover, the Mexican government may grant additional concessions to potential competitors to provide services similar to those that we provide. Any of these developments or other government action could reduce the value of Iusacell’s concessions and adversely affect our financial condition and results of operations.

Our financial statements may not give you the same information as financial statements prepared under U.S. generally accepted accounting principles.

     Mexican companies listed on the Mexican Stock Exchange, including Iusacell, must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP, including, but not limited to, the treatment of minority interest, purchase accounting, deferred income taxes, capitalization of pre-operating costs, accounting for derivative financial instruments, gains from the exchange of non-monetary assets, the provisioning for the consolidation of facilities and sale-leaseback transactions. In particular, all such Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP, as these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries. See Note 23 to our Consolidated Financial Statements.

The general political and economic conditions in Mexico may adversely affect our business, financial condition and results of operations.

     We are a Mexican company, and most of our operations are in Mexico. As a result, our business, financial condition and results of operations may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico, or by political or economic developments in Mexico. The Mexican economy contracted at a rate of 0.3% in 2001 and grew at an annual rate of only 0.9% in 2002.

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities.

     In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector, disparity of wealth and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telephony services.

     Crises such as these could adversely affect our financial condition and results of operations and the market value of our securities.

If the Mexican government imposes exchange controls, we may not be able to purchase imported goods or make dividend, principal and interest payments in U.S. dollars.

     In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars or other foreign currencies to purchase imported goods and to meet our U.S. dollar obligations, such as the payment of dividends or principal and interest under our debt securities.

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

     If a Mexican court declares us to be in concurso mercantil, our obligations under any debt securities:

•	would be converted into pesos at the exchange rate prevailing at the time of the court’s declaration of concurso mercantil and then to Unidades de Inversión, which are denominated in pesos and adjusted periodically for inflation by the Bank of Mexico, and payment would occur at the time claims of the court-recognized creditors are satisfied subject to the priority established by law; and

•	would not be otherwise adjusted to take into account devaluation of the peso against the U.S. dollar occurring after the court’s declaration.

The additional 10% tax on telecommunications services approved by the Mexican Congress may adversely affect the ability of wireless companies, including Iusacell, to attract new customers.

     On January 1, 2002, the Mexican Congress approved a surcharge that assesses an additional 10% federal excise tax on certain wireless telecommunications services. The tax resulted in a 10% increase in the monthly bills of postpaid mobile wireless customers and in the cost of prepaid cards in denominations of Ps.200.0 (U.S.$19.18) or more for the year 2002. In February 2002, we filed an injunctive action (amparo) challenging the Mexican government’s implementation of the tax. In October 2002, we received a preliminary ruling in our favor by a Federal Judge, and the Mexican government subsequently filed an appeal. In June 2003, Mexico’s Supreme Court rejected the appeal and affirmed the ruling in favor of Iusacell.

     In 2003, the Mexican government implemented a modified version of the additional 10% excise tax on certain wireless telecommunications services, which was approved by the Mexican Congress. In March 2003, we filed an injunctive action challenging this implementation. Until this injunctive action is resolved, we will continue to pay the full modified additional 10% excise tax to the Finance Ministry. In the prepaid segment, the modified version of the additional 10% excise tax is being applied to every prepaid plan with an airtime per-minute rate of more than Ps.3.50 (U.S.$0.34), which differs from the 2002 initiative that taxed prepaid cards with a face value equal to or in excess of Ps.200.0 (U.S.$19.18).

High inflation rates in Mexico may decrease demand for our services while increasing our costs.

     In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by the Mexican National Consumer Price Index, was 9.0%, 4.4% and 5.7% in 2000, 2001, 2002, respectively, and was 1.3% for the three-month period ended March 31, 2003. High inflation rates can adversely affect our business and results of operations in the following ways:

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

     Iusacell’s commercial name is “Grupo Iusacell,” but our operating subsidiaries market their products under the single Iusacell™ brand name. Iusacell currently operates primarily in Mexico under Mexican legislation, including, among others, the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), the 1993 Foreign Investment Law (Ley de Inversión Extranjera), the Mexican Securities Market Law (Ley del Mercado de Valores) and the Mexican Companies Law (Ley General de Sociedades Mercantiles). Our participation in the U.S. capital markets also makes us subject to certain securities laws of the United States. See “— Business Overview — Government Regulation” for a discussion of certain of the regulations to which we are subject.

     Iusacell Celular was formed in 1992 to hold the principal telecommunications interests of the Peralta Group, which was primarily comprised of securities and entities controlled by Mr. Carlos Peralta. Iusacell Celular’s subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in five contiguous market regions in central and southern Mexico. Mexico is divided into nine geographic regions for the provision of mobile wireless service. Iusacell Celular, through one of its subsidiaries, was granted an authorization to provide cellular service in Region 9 (which includes Mexico City) in 1989 and, in a series of transactions from 1990 to 2002, purchased the companies holding concessions to provide cellular service in Region 5 (which includes the city of Guadalajara), Region 6 (which includes the city of León), Region 7 (which includes the city of Puebla) and Region 8 (which includes the cities of Cancún and Mérida). In October 1995, an Iusacell Celular subsidiary received a concession to provide long distance service and began providing such service in August 1996.

     In May 1998, a separate subsidiary of Iusacell acquired, in an auction, concessions for frequencies to provide PCS services in Region 1 (which includes the city of Tijuana) and Region 4 (which includes the city of Monterrey) in northern Mexico for approximately Ps.493.2 million (in nominal terms) (U.S.$49.8 million, using the applicable exchange rate as of the date of the purchase). Iusacell started to offer commercial services in those two cities in December 2001. During 2002, Iusacell expanded its PCS network in Regions 1 and 4 to the main cities and connecting roads covering approximately 65% of the total POPs in these regions.

     In November 1993 and August 1994, Bell Atlantic acquired a 42.0% equity interest in Iusacell Celular for U.S.$1.04 billion. In June 1994, Iusacell Celular completed an initial public offering of two of its four series of ordinary shares and of American depositary shares representing two series of its shares.

     In February 1997, Bell Atlantic assumed management control of Iusacell Celular. This change of control was implemented when Bell Atlantic and the Peralta Group effected certain conversions of shares from one series into another that gave Bell Atlantic a majority of the Iusacell Celular series A shares and control over the Iusacell Celular Board of Directors. All these conversions were effected on a one-for-one basis. In August 1997, Bell Atlantic acquired NYNEX Corporation in a merger of equals to form a new Bell Atlantic.

     In September 1997, in order to focus exclusively on its core Mexican market, Iusacell Celular sold its direct and indirect interests in Ecuadorian cellular and paging companies for approximately U.S.$31.4 million, net of taxes.

     In December 1997, Iusacell Celular entered into an agreement with subsidiaries of Lucent Technologies, Inc. pursuant to which Iusacell Celular agreed (i) to replace its existing analog wireless cellular network with a new Lucent Technologies digital and analog network for a minimum consideration of U.S.$188.0 million which was completed in August 1999 and (ii) to continue acquiring network equipment and services under the agreement in order to improve its digital and analog network. Through December 31, 2002, Iusacell Celular has purchased approximately U.S.$433.1 million of network equipment and services under this agreement.

     On July 6, 1999, Iusacell launched an offer to exchange two classes of Iusacell voting ordinary shares for the four classes of Iusacell Celular ordinary shares then outstanding on a one-for-one basis. Iusacell completed this offer on August 10, 1999 and, as a result, Iusacell acquired 99.5% of the outstanding Iusacell Celular shares. On January 31, 2000, Iusacell launched a second exchange offer for the purpose of exchanging American depositary shares representing Iusacell’s series V shares for the balance of American depositary shares representing Iusacell Celular’s series D and series L shares on a one-for-one basis. Iusacell completed this offer on February 29, 2000 and, as a result, Iusacell held 99.9% of the outstanding Iusacell Celular shares. In May 2001, Iusacell Celular effected a reverse stock split of 1 new Iusacell Celular share for every 30,000 old Iusacell Celular shares. As a result of this reverse split, Iusacell now holds 100% of the capital stock of Iusacell Celular.

     On December 29, 1999, Iusacell Celular entered into a series of agreements with MATC Celular, S. de R.L. de C.V., the Mexican subsidiary of American Tower Corporation, which we refer to as MATC Celular, with respect to Iusacell Celular’s existing towers and future tower needs. Under these agreements, which were amended in May 2002, MATC Celular, among other things, is required to build towers or find space on existing towers, which Iusacell Celular’s subsidiaries lease. The term of the lease is 10 years with two five-year renewal periods. As of May 30, 2003, Iusacell Celular’s subsidiaries lease from MATC Celular 715 sites, including 320 transfer sites and a number of built-to-suit sites and co-locations.

     On June 30, 2000, Bell Atlantic acquired GTE Corporation, one of the world’s largest telecommunications companies, in a merger of equals, renaming itself as Verizon Communications Inc. The names of the subsidiaries which hold Iusacell capital stock directly remained unchanged. In April 2001, Vodafone acquired the Peralta Group’s 34.5% equity interest in Iusacell for U.S.$973.4 million.

     On October 19, 2001, Iusacell Celular completed the acquisition of a 78.3% ownership interest in Portatel for Ps.595.3 million (U.S.$57.1 million). Iusacell Celular reached an agreement to acquire the remaining 21.7% ownership interest in Portatel for Ps.168.9 million (U.S.$16.2 million) and closed the acquisition of this remaining ownership interest on February 8, 2002. Portatel is engaged in the wireless communications business and holds the concession to provide cellular services in Region 8, which covers the states of Yucatan, Campeche, Quintana Roo, Chiapas and Tabasco in southern Mexico. On November 2001, Iusacell completed a rights offering to holders of its outstanding Series A and V shares and Series V American Depositary Shares (ADSs) for the aggregate amount of U.S.$100.0 million. The proceeds were used to finance the acquisition of Region 8 and the PCS deployment in Regions 1 and 4.

     Over the last three full fiscal years, excluding the effects of inflation accounting, capitalized interest and certain non-cash trade-in credits, we have invested approximately U.S.$518.7 million in capital expenditures, primarily for our cellular communications network, long distance network and billing, customer care and administrative systems. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

     During the first quarter of 2003, we invested approximately US$1.0 million in our cellular regions to expand our coverage. In 2003, we plan to invest, subject to a successful completion of our restructuring efforts, approximately U.S.$85.0 million in capital expenditures, not including capitalized interest, to increase the coverage and improve the quality of and enhance the features available through our cellular and long distance networks, and to improve our billing and customer care systems. All of this capital equipment will be deployed in Mexico. We expect to finance our capital expenditures in 2003 through funds from our operations, vendor and project financing and the capital markets. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

     On June 13, 2003, Movil Access, a Mexican telecommunications service provider and a subsidiary of Biper, S.A. de C.V., which is a part of Grupo Salinas, announced that it would commence a public tender offer in Mexico and the United States to buy all of Iusacell’s outstanding capital stock, which includes all of Iusacell’s outstanding series A and series V shares (including all of Iusacell’s outstanding American depositary shares representing series V shares), for U.S.$10.0 million. In Mexico, Movil Access would offer a price of Ps.0.05712180 (or the U.S. dollar equivalent) per series A share and Ps.0.05712180 (or the U.S. dollar equivalent) per series V share. In the United States, Movil Access would offer the U.S. dollar equivalent of Ps.5.712180 per American depositary share representing series V shares. Iusacell’s two principal shareholders, Verizon (which owns a 39.4% interest in Iusacell) and Vodafone (which owns a 34.5% interest in Iusacell), have announced that they have agreed to tender all of their Iusacell shares to Movil Access. The tender offer is subject to approval by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

     There have not been any public takeover offers by us for the shares of other companies during 2002 and 2003.

     Our principal executive offices are located at Prolongación Paseo de la Reforma 1236, Colonia Santa Fe, Delegación Cuajimalpa, 05348, Mexico, D.F., which is also where we are domiciled. Our telephone number is (5255) 5109-4400. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715. Our Internet website address is www.iusacell.com. The information on our website is not incorporated into this Annual Report.

B.   BUSINESS OVERVIEW

     We are a wireless telecommunications services provider in Mexico with nearly 2.1 million mobile wireless customers at December 31, 2002, approximately 83% of which are prepaid customers. We hold and operate concessions in the 800 megahertz (MHz) band to provide cellular wireless services in five contiguous geographic regions comprising all of central and southern Mexico, and in the 1900 MHz band to provide PCS wireless services in two of the four regions in northern Mexico. Our service regions include Mexico City, one of the world’s most populous cities, and the cities of Monterrey, Tijuana, Guadalajara, León, Puebla, Cancún and Mérida, which when combined represent approximately 91 million POPs comprising 90% of Mexico’s total population.

     Since February 1997, Iusacell has been under the management control of subsidiaries of Bell Atlantic (which is now Verizon). From late 1993 through February 1997, Bell Atlantic participated substantially in the financial and technological operations of Iusacell. Since Bell Atlantic assumed control of our Board of Directors and management, Bell Atlantic consultants and Bell Atlantic personnel provided on a secondment basis to Iusacell have been integrally involved in managing our day-to-day operations and defining and implementing our long-term strategy. The management team is supported by an experienced group of Mexican executives and other personnel from Verizon and Vodafone. Through December 31, 2002, Verizon has invested approximately U.S.$1.3 billion for its current 39.4% economic and voting interest in Iusacell.

     Since Bell Atlantic took control of Iusacell’s management, our subscriber base has grown from approximately 245,000 subscribers in February 1997 to 2,081,200 subscribers as of December 31, 2002. Of these subscribers, as of December 31, 2002, 356,014 were postpaid customers who purchase cellular services pursuant to fixed-term contracts, and the remaining 1,725,186 were customers who pay for their cellular services in advance primarily through the purchase of prepaid calling cards. As of December 31, 2002, approximately 69% of these prepaid customers were “incoming calls only” customers who are only able to receive incoming calls and not to make outgoing calls. These customers generate little or no revenue. Our postpaid and prepaid subscribers who can make outgoing calls and receive incoming calls had an average monthly cellular revenue per subscriber (ARPU) during 2002 of Ps.383.0 (approximately U.S.$36.7), with prepaid subscribers in this group having an ARPU of Ps.206.0 (approximately U.S.$19.8) during 2002.

     In May 1998, we launched digital service using Code Division Multiple Access (CDMA) technology, the highest-capacity commercial digital technology available in the 800 MHz frequency band in the Mexico City area. Since August 1999, we have offered digital coverage and services in almost all areas where we provide mobile wireless services. In January 2003, we launched the country’s first CDMA2000 1XRTT voice and high-speed data network in Mexico City. With this advanced network, we increased voice capacity and offered subscribers new data services such as high-speed instant messaging, e-mail and Internet access at speeds of up to 144 kilobits per second (kbps). We offer the corporate sector mobile office capabilities and applications designed to meet the needs of specific mobile users such as field sales and service personnel. In addition to the core mobile wireless services, we also provide a wide range of other telecommunications services, including long distance, paging, wireless local telephony and data transmission services.

     Iusacell currently has two principal shareholders, Verizon and Vodafone. Verizon owns a 39.4% equity interest and Vodafone owns a 34.5% equity interest in Iusacell. For more information on Iusacell’s principal shareholders, see Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders.”

     Movil Access recently announced that it would commence a public tender offer in Mexico and the United States to buy all of Iusacell’s outstanding capital stock. Verizon and Vodafone announced that they would tender all of their Iusacell shares to Movil Access. See “— History and Development of the Company.”

Competitive Strengths

     Digital Technology Platform

     In August 1999, upon completion of the deployment of a CDMA digital network in nearly all areas where we provide cellular service, we became the first company in Mexico to make digital voice service broadly available to all of our customers. Our PCS network is also deploying CDMA technology. In January 2003, we commercially launched the first CDMA2000 1XRTT network in Mexico City, providing advanced high-speed data transmission services and wireless Internet primarily to corporate customers.

     For the fourth consecutive year, in 2002, the Mexican telecommunications regulator, the Comisión Federal de Telecomunicaciones (Mexican Federal Telecommunications Commission or COFETEL), performed technical audits in the country’s largest cities in order to determine whether wireless carriers are offering acceptable network quality. In these audits, we significantly surpassed COFETEL minimum standards for dropped calls, ineffective attempts and set-up time to place a call by 5%, 4% and 12 seconds, respectively, in the 19 audited cities in our core cellular regions, including Mexico City.

     Brand Name

     All of the services that we offer use the Iusacell™ brand name to increase consumer awareness and customer loyalty. We believe that the high “share of voice” and “top of mind” awareness maintained by the Iusacell brand name has allowed us to make more cost-efficient marketing investments compared with those of our competitors.

     The Iusacell™ brand name is recognized beyond the regions where we currently provide service. We believe that this recognition has facilitated our entry into Regions 1 and 4 in northern Mexico, where we hold PCS concessions, and Region 8 in southern Mexico, and will facilitate our entry into other markets if and when we are able to do so.

The Telecommunications Industry in Mexico

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

     The nine geographic regions are described in the table below.

Region Number	Geographical Coverage	Major Cities in the Region

1	The states of Baja California and Baja California Sur and the municipality of San Luis Rio Colorado in northwestern Sonora state	Tijuana, Mexicali, Ensenada, Tecate and La Paz.

2	The states of Sonora and Sinaloa (except for the municipality of San Luis Rio Colorado in northwestern Sonora)	Hermosillo, Ciudad Obregón, Culiacán and Mazatlán.

3	The states of Chihuahua and Durango and the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila	Ciudad Juárez, Chihuahua, Durango, Gómez Palacio and Torreón.

4	The states of Tamaulipas, Nuevo León and Coahuila (except for the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca)	Monterrey, Saltillo, Tampico, Ciudad Victoria, Nuevo Laredo, Reynosa and Matamoros.

5	The states of Colima, Jalisco (except for 12 municipalities in northeastern Jalisco), Michoacan and Nayarit	Guadalajara (Mexico’s second largest city), Morelia, Tepic, Colima and Manzanillo.

6	The states of Aguascalientes, Guanajuato, Querétaro, León, Querétaro, San Luis Potosí and Zacatecas and 12 municipalities in northeastern Jalisco	Aguascalientes, San Luis Potosí and Zacatecas.

7	The states of Guerrero, Oaxaca, Puebla, Tlaxcala and Veracruz	Puebla, Acapulco, Veracruz and Oaxaca.

8	The states of Yucatán, Quintana Roo, Campeche, Chiapas and Tabasco	Mérida, Cancún, Villahermosa, Campeche, Tuxtla Gutiérrez and San Cristobal de las Casas.

9	The states of Mexico, Hidalgo and Morelos and the Federal District	Mexico City, Toluca, Cuernavaca and Pachuca.

     In December 1990, the Mexican government initiated the privatization of Telmex, which was then the sole provider of landline local and long distance service and competing in Cellular B-band cellular services, when it sold 20.4% of the equity and 50.1% of the voting power in Telmex to a private consortium for U.S.$1.76 billion. The winning consortium consisted of Grupo Carso, S.A. de C.V., a Mexican conglomerate which owns or otherwise controls a majority of the consortium’s voting interest, SBC Communications Inc. and France Telecom S.A. Subsequent to the original privatization, the Mexican government further reduced its holdings in Telmex through additional transactions and completed the sale process in June 1994. In 2001, Telcel and other wireless international subsidiaries of Telmex were spun-off from Telmex to form a new company named América Móvil, S.A. de C.V., which is known as América Móvil.

     Telcel holds the Cellular B-band and PCS D-band concessions in each of the nine cellular regions and is Mexico’s largest mobile wireless operator. Our subsidiaries hold the Cellular A-band concession in Regions 5, 6, 7, 8 and 9 and the PCS E-band concession in Regions 1 and 4. Telefónica is a controlling shareholder in Baja Celular Mexicana, S.A. de C.V., Movitel del Noreste, S.A. de C.V., Telefonia Celular de Norte, S.A. de C.V., and Celular de Telefonia, S.A. de C.V., which cumulatively hold the Cellular A-band concession in Regions 1, 2, 3 and 4 and PCS band concessions nationwide.

     Underserved Telecommunications Market

     Despite the significant increase in wireline and wireless penetration in Mexico over the last four years, we believe that there remains a substantial unmet demand for telephone services in Mexico. According to the International Telecommunication Union, an agency of the United Nations, as of December 31, 2002, there were approximately 14.6 wireline telephone lines per 100 inhabitants in Mexico, which is lower than the teledensity rates of some other Latin American countries and substantially lower than those of developed countries such as the United States. Due to the relatively low wireline penetration in developing countries such as Mexico, increases in the level of wireless penetration in these countries may be partly attributable to users who purchase wireless services as a principal means of telecommunications.

     The following table presents, for selected countries, including Latin American countries and the United States, the number of subscribers of wireless telephone services per 100 inhabitants as of December 31, 2001 and December 31, 2002:

Selected Wireless Telephony Penetration

	Wireless subscribers
	per 100 inhabitants (1)

Country	2001	2002

Spain	73.4	82.3
Portugal	77.4	81.9
United States	45.1	48.8
Chile	34.2	42.8
Venezuela	26.4	25.6
Mexico	21.7	25.6
Brazil	16.7	20.1
Argentina	19.3	17.8
Uruguay	15.5	15.5

(1)	Source: International Telecommunication Union 2003 Website.

     Calling Party Pays

     On May 1, 1999, Mexico implemented the “calling party pays” modality, or CPP, which had already been implemented in some other Latin American and European countries. Calling party pays is a wireless telephony payment structure in which the party that places a call to a wireless telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to that call. The introduction of CPP triggered growth in wireless penetration, particularly in the prepaid segment and wireless traffic.

Mobile Wireless Services

     History and Overview

     We became the first Mexican provider of cellular telecommunications services in 1989, when we commenced operations of our Cellular A-band network in Region 9. Through a series of transactions from 1990 to 2002, we acquired 100% beneficial ownership interests in the entities which hold the Cellular A-band concessions in Regions 5, 6, 7, and 8. In December 2001, we initiated the commercial launch of our PCS services in the cities of Tijuana and Monterrey in Regions 1 and 4 in northern Mexico. The regions we serve cover a contiguous geographic area comprising all of the regions in central and southern Mexico, and two of the four regions in northern Mexico, which allows Iusacell to achieve economies of scale.

     Iusacell’s service regions are home to a variety of industries. Region 9 includes Mexico City, which has the greatest concentration of service and manufacturing industries in Mexico and is also the center of Mexico’s public and financial services sectors. Region 5 includes Guadalajara, Mexico’s second largest city and the commercial and service center of western Mexico, which has recently begun to develop as a center for the maquiladora industry. Region 6 includes León, Querétaro, Aguascalientes and San Luis Potosí and has historically been dominated by the agricultural sector, although it has recently begun to develop as an automobile manufacturing and high technology center. Region 7 includes Puebla, Acapulco, Veracruz and Oaxaca and contains major operations of the Mexican petrochemical and automotive industries and significant tourist resorts and attractions. Region 8 includes Mérida, Villahermosa, Cancún, Campeche and Tuxtla Gutiérrez and contains major operations of the Mexican petroleum industry and significant tourist resorts and attractions. Regions 1 and 4, which include Tijuana, Monterrey and Nuevo Laredo, are centers for the maquiladora industry, manufacturing, as well as high technology, and international trading.

     Subscribers and System Usage

     Iusacell offers wireless communications services in a variety of plans, which are divided into two basic groups: either “postpaid” — where the customer is billed monthly for the previous month based on a contracted length of service — or “prepaid” — where the customer pays in advance for a specified volume of use over a specified period.

     Postpaid Customers

     As of December 31, 2002, postpaid subscribers totaled 356,014, comprising 17% of our customer base. Average revenue per user (ARPU) in this segment was Ps.693.0 (U.S.$66.5) as of December 31, 2002.

     Iusacell also offers a number of value-added services designed specifically to fulfill the demands of this important group of postpaid subscribers. We offer value added services such as voicemail, call forwarding, call waiting, three-way calling, secretarial services and provide English-speaking operators to serve the English-speaking market in our regions. Iusacell also provides financial news reporting, emergency services, entertainment information, reservations services and sports reports. Moreover, CDMA digital postpaid customers have available caller identification, short messaging service and data transmission services. We believe that these value-added services help increase postpaid subscriber usage and also enhance our market image as a full service cellular provider.

     Postpaid churn measures both voluntarily and involuntarily disconnected subscribers. Average monthly postpaid churn for a given period is calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. For more information, see Item 3, “Key Information — Selected Financial Data.”

     Voluntarily disconnected subscribers encompass subscribers who choose not to continue with Iusacell postpaid services or choose one of our prepaid options.

     Involuntarily disconnected subscribers encompass customers whose service is terminated after failing to meet Iusacell’s payment requirements.

     Average monthly postpaid churn for the 12 months ended December 31, 2002 was 3.6%. Measures taken to reduce churn include retention and loyalty initiatives such as welcome calls, calls at maturity, anniversary calls, proactive contract renewal campaigns, reactive retention operations and periodic calls to customers to ensure satisfaction. In addition, we conduct outreach calls to customers whose contracts are ending or who choose to terminate service offering them a range of alternative service plans based on their profile to encourage contract renewal.

     Prepaid Customers

     In contrast to postpaid subscribers, prepaid customers typically generate lower levels of cellular usage, have access to a limited number of value-added services, may already own a handset, or may choose to purchase a handset with preloaded minutes, and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services. In addition to helping customers control costs, our prepaid programs have no monthly bill and allow customers to prepay for cellular services in cash, credit cards and electronic means. As of December 31, 2002, prepaid ARPU was Ps.80.0 (US$7.7).

     The prepaid program markets four different prepaid cards, each of which credits a specific peso denomination worth of air-time usage to an account to be used for outgoing and long distance incoming calls over a specified period of times.

     A prepaid customer ceases to be considered a customer of Iusacell when a specified period of time has elapsed since the customer purchased and activated, or last added credit to, his or her last prepaid card. The customer’s telephone number is then deactivated, and the customer is considered to have turned over.

     Iusacell’s current prepaid customers who want to continue to have wireless service after this time must choose to:

• continue to be prepaid customers of Iusacell by purchasing another card or otherwise recharge the airtime in their accounts;

• become postpaid customers of Iusacell; or

• become either postpaid or prepaid customers of another wireless service provider.

     VIVA prepaid customers normally have 60 days to use an activated prepaid card (except for prepaid cards in denominations of Ps.450.0, which we refer to as Ps.450.0 prepaid cards and which provide their holders 90 days to use an activated card), activate a new card or otherwise recharge the airtime in their account. If the customer has not activated a new card or recharged the airtime in its account at the end of 60 days (or in the case of Ps.450.0 prepaid cards, 90 days), the balance of the VIVA customer’s account becomes zero, and the customer loses the ability to make outgoing calls for an additional period of 305 days (or in the case of Ps.450.0 prepaid cards, 275 days). During this 305-day period (or 275-day period, as applicable), a VIVA customer will be able to receive local incoming calls, but not to make outgoing calls, thereby becoming an “incoming calls only” customer. If the customer activates a new card or recharges the airtime in its account within the 305-day period (or 275-day period, as applicable), the customer’s account automatically returns to normal status, and a new 60- or 90-day period, as applicable, begins. Otherwise, once the 305-day period (or 275-day period, as applicable) lapses, the customer’s telephone number is deactivated.

     We evaluate alternative methods of determining prepaid customer turnover on an ongoing basis, as the current method is dependent upon, among other things, the number of days of use Iusacell permits before deactivating a telephone number.

     In October 1999, in order to evaluate whether we would be able to generate additional revenues from “incoming calls only” customers for previously purchased cards, we extended the period of time to use an activated card and activate a new card from 185 days to April 30, 2000 for “incoming calls only” customers who otherwise would have lost service before that date. Beginning May 1, 2000, we decided to return to our prior policy of maintaining “incoming calls only” customers for only 185 days and began to turn over “incoming calls only” prepaid customers who had reached the 185-day limit without activating a new prepaid card. In July 2001, we reduced the initial period for spending an activated prepaid card and activating a new card from 185 days to the current 60 days (or 90 days in the case of Ps.450.0 prepaid cards). As a result, at the time, approximately 345,000 subscribers were transferred to the “incoming calls only” prepaid customer status.

     Given the higher turnover among our prepaid customers, we pursue plans to migrate our qualified prepaid customers to postpaid plans, where customer loyalty and retention rates have historically been better.

     At December 31, 2002, Iusacell had approximately 1,186,000 “incoming calls only” customers. The substantial majority of “incoming calls only” customers generate little or no traffic. Iusacell’s prepaid subscribers had an average monthly revenue per subscriber during 2002 of Ps.79.0 (approximately U.S.$7.6).

     In order to better focus on active prepaid customers and reduce the potential turnover from prepaid sales through retail distribution channels, we implemented in 2001 a new policy under which a pre-activated prepaid sale would be reported only when the end-user places the first outgoing call. Accordingly, commissions related to this type of prepaid sale are now paid only after the end-user places the first outgoing call.

     In March 1999, we substantially completed the installation of the VIVA prepaid operating system. The VIVA platform tracks customer turnover better than its predecessor system. This operating system, together with initiatives to increase the number of distribution points for prepaid cards, adjust commissions to encourage distributors to sell prepaid cards in higher denominations, improve customer care and otherwise improve the convenience of the prepaid program, has enhanced our ability to add and retain prepaid customers and has increased usage. In 2000, we implemented two important tools for the sale of prepaid airtime: sales through automated teller machines at banks and sales over the phone by dialing *AIRE. In early 2002, we introduced a tool to sell prepaid airtime through our website.

     Roaming

     Through our roaming agreements with other operators, we offer nationwide roaming service to our prepaid and postpaid cellular subscribers, and international service only to our postpaid subscribers. Through these agreements, subscribers can make calls from any location in Mexico served by a Cellular A-band operator, and can receive a call made to the subscriber’s number (automatic call delivery) regardless of the region in Mexico in which the subscriber is located. We also provide cellular services to all subscribers of other non-wireline cellular operators in Mexico while such subscribers are temporarily located in a region served by Iusacell.

     An operator (a host operator) providing service to a subscriber of another operator (the home operator) temporarily located in the host operator’s service region (an in-roamer) earns usage revenue. We bill the home operator of an in-roamer for the in-roamer’s usage in our service region. In the case of roaming by an Iusacell subscriber in the region of a host operator (an out-roamer), Iusacell is billed by the host operator for the subscriber’s usage. We remit the billed amount to the host operator and bill our own customer, the out-roamer, without any mark-up. As a result, we retain the collection risk for roaming charges incurred by our own subscribers. Conversely, roaming charges billed by Iusacell for in-roaming usage by subscribers of other non-wireline operators are the responsibility of those operators. Roaming charges between wireless operators are settled monthly.

     Interconnection charges owed to Telmex and long-distance charges owed to long distance carriers as a result of roaming are the responsibility of the host operator. In addition to higher per minute charges for airtime (as compared to home region rates), the host operator is entitled to receive a fee for each day roaming service is initiated. In-roaming fees and usage revenue represented 1.3%, 1.7% and 2.4% of our total revenues during 2000, 2001 and 2002, respectively. Out-roaming charges represented 6.2%, 4.9% and 3.8% of Iusacell’s total revenues during 2000, 2001 and 2002, respectively.

     We have more than 60 agreements with U.S., Canadian and other foreign operators to provide our subscribers with international roaming capabilities. These operators include Verizon International affiliates such as Verizon Wireless, Movilnet in Venezuela, Codetel in the Dominican Republic, Telus in Canada and Puerto Rico Telephone Company as well as AT&T Wireless, Sprint and Cingular Wireless. In addition, we provide, through the National Automatic Cellular Network, automatic call delivery throughout most of the United States, including Puerto Rico, whereby our subscribers may receive telephone calls from Mexico without the caller having to dial access codes. Currently, our customers are able to roam in over 2,000 municipalities in the United States and Canada, as well as in 85 other countries in the Americas, Europe, Asia, Africa and the Pacific. In the first half of 2003, we launched the international short message services (“SMS”) with the main carriers in the U.S. and Canada enabling our customers to send messages.

Personal Communications Services

     As part of our strategy to develop a nationwide wireless footprint, in 1998 we won auction concessions giving us the right to provide PCS wireless services in Regions 1 and 4 in northern Mexico. We paid approximately Ps.493.2 million (in nominal terms) (U.S.$49.8 million, using the applicable exchange rate as of the date of the purchase) for these concessions in June and September 1998. These two regions include several industrial cities, including Tijuana in Region 1 and Monterrey in Region 4, and cover approximately 11.0% of Mexico’s total population. In the second quarter of 2000, we initiated PCS network operations and service was available in Tijuana and Monterrey. In 2001, we spent approximately Ps.215.8 million (U.S.$20.7 million) in the commercial deployment of PCS services in Tijuana and Monterrey, which we launched in December 2001. In 2002, we spent approximately Ps.252.3 million (U.S.$24.2 million) for the build out and commercial deployment of PCS services in selected areas of 8 new cities in Regions 1 and 4, including Ensenada, Mexicali, Saltillo, Nuevo Laredo and Reynosa, covering approximately 65% of the total POPs in those two regions by December 2002. In 2003, subject to obtaining financing, we expect to spend less than U.S.$1.0 million in Regions 1 and 4. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

     We market PCS using the same fundamental strategies employed by our existing cellular operations. The PCS network that we are in the process of deploying uses digital CDMA technology purchased mostly from Lucent Technologies.

Long Distance Services

     In August 1996, we became one of Telmex’s first competitors in long distance service when we began to provide long distance services to our cellular subscribers in Mexico pursuant to the 30-year concession which was awarded to Iusatel, S.A. de C.V. (Iusatel) in October 1995 and was modified in December 1997. Our competitors in long distance include 9 other companies operating under concessions, including Telmex, the former long distance monopoly. In the long distance market, we face increasing competition from alternative providers, as well as from new technologies such as Short Message Service (SMS) and internet Telephony. As a result of these factors, our long distance line of business has contributed less to our total revenues than we expected. We believe that competition in the Mexican long distance market has stimulated growth in demand for long distance service.

     We currently provide long distance service using our own switches and transmission equipment and a combination of fiber optic lines, microwave links and lines leased from Telmex and other carriers. At December 31, 2002, we provided long distance service in 52 cities to 2,096,049 customers, 2,088,241 of which were existing customers of our other services. We chose not to commit significant marketing resources to the presubscription balloting process in which telephone customers were asked to elect their long distance carrier, which was conducted in cities across Mexico in 1997, 1998 and 1999 and, as a result, we fared poorly in the initial balloting results. Under the COFETEL rules, we are entitled to obtain exemptions annually from the presubscription obligation for our cellular customers. We cannot ensure that we will receive this exemption in the future. Revenues related to long distance services represented 10.4% and 8.2% of our total revenues for 2001 and 2002, respectively, not including dark fiber optic cable sales.

     We reduced the capital investment for our long distance business by entering into fiber optic cable swap agreements with two other long distance companies, Marcatel and Bestel, in March 1998 and December 1998, respectively. These agreements allowed us to acquire fibers in the long distance fiber optic networks built by Marcatel and Bestel in central and northern Mexico in exchange for fibers in the long distance fiber optic network we completed in central Mexico. As a result, we obtained redundancy in central Mexico and access to the United States border at minimal cost. We consummated the agreement with Marcatel in July 2002. The transaction generated an extraordinary gain of approximately Ps.53.0 million (U.S.$5.1 million) in the third quarter of 2002.

     In December 1999, Iusatel agreed to swap dark fiber optic cable in the amount of U.S.$17.3 million and sell approximately U.S.$7.4 million of additional dark fiber optic cable to Telereunion, S.A. de C.V. (which we refer to as Telereunion), an affiliate of Telescape International, Inc. Upon the execution of this swap agreement, Telereunion issued promissory notes to Iusatel for the purchase price but defaulted on the payment of each of these notes. In April 2001, Telereunion’s U.S. parent, Telscape International, Inc., filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As part of a settlement arrangement, on September 17, 2001, Telereunion and Iusatel executed an agreement whereby Telereunion transferred dark fiber optic assets in the amount of U.S.$7.4 million to Iusatel in exchange for full settlement of the past notes receivable in the same amount. In 2001, we also entered into a fiber optic cable swap agreement valued at Ps.142.7 million (U.S.$13.7 million) to exchange certain long-distance fiber optic cables.

     In 1996, Iusatel executed an agreement with Teleglobe USA, Inc. for the exchange of international long distance traffic. On May 28, 2002, Teleglobe USA, Inc. filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In 2000, Iusatel entered into a second agreement for the exchange of international long distance traffic with AT&T, giving Iusatel two alternative routes to deliver international long distance traffic, thereby reducing costs and enhancing its proportional return traffic. In March 2002, the United States Federal Communications Commission granted to Iusatel USA Inc., a subsidiary of Iusatel, Iusacell’s long distance services provider, a Section 214 authorization that allows Iusacell to provide global or limited global facilities-based and resale telecommunications services within the U.S., except those states in which Verizon has not yet received Section 271 authorization and permissible international points. Iusatel USA, Inc. has international termination traffic contracts with several U.S. carriers including Verizon affiliates.

Other Services

     Paging

     On December 14, 1995, Iusacell Celular and Infomin, S.A. de C.V., which we refer to as Infomin, formed Infotelecom, S.A. de C.V. (Infotelecom) as a joint venture to market national and international paging services. Iusacell Celular owns 49% of Infotelecom. See “— Government Regulation — Paging.”

     Infotelecom began marketing paging services in August 1996 and, at December 31, 2002, provided service in 34 cities including Mexico City, Guadalajara, Monterrey, Puebla, Cuernavaca, Toluca, Querétaro, León, and Ciudad Juárez. As of December 31, 2002, Infotelecom had 8,315 paging customers. Our revenues from paging services represented less than 0.5% of total revenues for each of 2001 and 2002.

     Public and Rural Telephony and Local Fixed Wireless

     We operate public and rural telephony programs, using available cellular capacity. These programs provide telecommunications services through cellular telephones in phone booths, intercity buses and rural areas. The provision of services in this way fulfills the terms of our concessions for the provision of cellular telephone service and uses our cellular network to provide telecommunications coverage in areas with little or no basic service. As of December 31, 2002, we had 48,885 cellular telephones in service under our public and rural telephony programs, representing a 28.7% increase compared to 37,972 cellular phones in service as of December 31, 2001.

     As of December 31, 2002, we were providing, on a trial basis pending approval from Mexico’s Ministry of Communications and Transport (Secretaría de Comunicaciones y Transportes), which we refer to as the SCT, local wireless service in the 450 MHz frequency band to 7,041 customers in selected markets in Region 9. We do not charge our local wireless customers fees for incoming calls.

     We experienced substantial delays in obtaining the SCT’s approval of our technical and economic plans for local wireless service in the 450 MHz frequency band. However, on June 10, 1997, Iusacell Celular reached an agreement with the SCT on a process according to which we could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. This agreement allows us to convert and consolidate our existing concessioned radiotelephony frequencies into 450 MHz spectrum in all nine geographic regions and grants us a right of first refusal to acquire concessions to provide local wireless service in these regions over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands concluded in May 1998. These auctions yielded a right of first refusal exercise price estimated at U.S.$2.25 million for each of the five regions. However, neither the SCT nor COFETEL has formally notified us of the exact right of first refusal exercise price, the payment terms or the coverage and build-out requirements relating to the concessions, all of which are necessary for us to decide whether to exercise our right of first refusal.

     In September 1998, we determined that because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash write-down of our investment in the 450 MHz fixed local wireless project. Given the obsolescence of our existing 450 MHz network infrastructure, we may record a non-cash write-down of substantially all of the remaining book value of the 450 MHz project fixed assets by the end of 2003.

     In January 1997, Iusatelecomunicaciones, S.A. de C.V. (Iusatelecomunicaciones), Iusacell Celular’s 450 MHz local wireless subsidiary, also filed for a local wireline concession. The SCT has not yet issued this concession. While we currently do not anticipate that the provision of local wireline service will become a significant part of our services, we may provide, on a case-by-case basis, local wireline telephone service as part of our overall provision of telecommunications services.

     Data Transmission

     We began providing data transmission services in 1993. We provide both public and private data transmission primarily using excess capacity in our microwave and fiber optic backbone in our existing cellular network in Region 9 and, until March 2001, we provided satellite transmission through Satelitrón, S.A. de C.V., which we refer to as Satelitrón, a joint venture among Iusacell, Hughes Network Systems and another partner which provided a shared hub for private networks. On March 22, 2001, we sold our 65.9% equity interest in Satelitrón and our ownership of the Satelitrón transmission hub, receiving approximately U.S.$1.3 million in proceeds.

     Since the latter part of 2001, we began providing fixed data transmission services. We offer three types of services through our fiber optic network calling: (i) private lines such as E-1, E3/DS3 and STM1 directly to carriers and large corporate customers; (ii) Internet access to carriers and ISP providers; and (iii) digital multiservices connection to the customer’s private branch exchange (PBX) to reduce costs for cellular and long distance calls to carriers and corporate customers.

     In January 2003, we commercially launched Mexico’s first CDMA2000 1XRTT voice and high-speed mobile data network in Mexico City. With this advanced network, we have increased our voice capacity and offer subscribers new data services such as high-speed access for internet, intranet, e-mail, instant messaging, multiple download for multimedia applications and M2M solutions at speeds of up to 144 kilobits per second (kbps). Our targeted customers are primarily Mexican-based carriers and corporations.

     Microwave Transmission

     In December 1998, the SCT issued three 20-year concessions to Punto-a-Punto Iusacell, S.A. de C.V. (Punto-a-Punto Iusacell), a joint venture between Iusacell Celular and Mr. José Ramón Elizondo, a former director of Iusacell Celular, for short-haul microwave frequencies in the 15 GHz and 23 GHz frequency bands won at auction. Punto-a-Punto Iusacell paid approximately Ps.45.0 million (U.S.$4.3 million) for these concessions. These frequencies are being used to interconnect our cell sites, business customers and other networks. Additionally, we have an obligation to provide the right to use capacity in these frequencies to other users to enable them to install their own microwave links.

     In September 1999, Punto-a-Punto Iusacell entered into an agreement with an affiliate of the service provider in the four Cellular A-band regions in northern Mexico to swap the right to use long-haul microwave frequency links held by the affiliate for short-haul microwave frequency links held by Punto-a-Punto Iusacell plus U.S.$2.45 million in cash. Punto-a-Punto Iusacell closed this transaction in January 2000 and is currently operating installed links in those frequencies.

Seasonality

     Taken as a whole, our business is not materially affected by seasonality.

Sources of Revenues

     For a breakdown of our total revenues by source for the years ended December 31, 2001 and 2002, see Item 5, “Operating and Financial Review and Prospects — Operating Results — Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.”

Sales and Marketing

     Our marketing strategy is directed to achieve profitable growth, particularly in our mobile wireless business. We have focused our sales and marketing strategy on the high-value digital customer, defined as the person who utilizes and depends on cellular communications on a daily basis. We seek to increase our average monthly revenue per subscriber, control and sustain our churn rates, decrease the cost of acquiring additional postpaid and prepaid subscribers and grow our mobile wireless subscriber base profitably.

     During the second half of 2002, we performed a deeper segmentation in our subscriber base. Our mobile wireless subscribers are now cataloged according to four different usage profiles. We are implementing distribution, advertising, customer service support and pricing plans targeted to each specific customer segment and to increase airtime usage. Our customer relationship management initiatives have included a variety of tools that manage the relationship cycle from sales, to support, to billing.

Distribution

     We currently target the various segments of our subscriber base through five sales and distribution channels: Iusacell owned and operated customer sales and service centers, independent distributors, a corporate sales force, commission sales agents and telemarketing. We are aggressively increasing the number of our points of distribution in order to acquire additional subscribers. At December 31, 2002, Iusacell had 58,259 points of distribution, as compared to 46,106, 20,762, 6,522 and 2,280 at December 31, 2001, 2000, 1999 and 1998, respectively. As of December 31, 2002 these points of sale comprised 146 customer sales and service centers owned and operated by Iusacell, 1,654 points of sale operated by independent distributors and national retailers who offer all of our products, and 56,459 points of sale for distribution only of VIVA prepaid cards, also operated by independent distributors.

     Our redesigned sales force compensation plan is structured to motivate the sales force within each distribution channel through monetary incentives. This plan provides continuous training, a basic salary and monetary incentives so that the sales force is encouraged to activate profitable and loyal accounts, cross-sell the full complement of our service offerings and maintain our standards in advertising, promotions and customer service.

     Customer Sales and Service Centers

     We have reconfigured each of our customer sales and service centers to offer one-stop-shopping for a variety of cellular, long distance and accessories. Walk-in customers can subscribe to cellular service postpaid plans, purchase prepaid cards, sign up for long distance service and purchase equipment such as handsets and accessories. In an effort to maximize customer loyalty, reduce postpaid churn and prepaid turnover and increase average monthly revenue per subscriber through cross-selling, we continue to emphasize the customer sales and service centers that we own and operate ourselves as key distribution channels.

     During 1998, we opened 22 new customer sales and service centers. In 1999, although we did not open any new customer sales and service centers, we replaced one existing customer sales and service center and remodeled 16 other existing customer sales and service centers. In 2000, we opened 14 new customer sales and service centers and remodeled 6 other existing customer sales and service centers. In 2001, we opened 29 new customer sales and service centers. In 2002, Iusacell opened 11 new customer sales and service centers. We now have a total of 146 customer sales and service centers throughout our cellular and PCS regions. In the second half of 2002, we decided to perform a series of revisions to our service centers, including performance and location assessments. As a result, in 2003 and 2004, we will perform the re-location and remodeling of all of the owned stores, and we will continue opening stores in high-traffic areas and shopping centers nationwide.

     In 2001 face-to-face customer service was integrated into certain of our owned stores in an effort to further personalize the service. In 2003, we expect to include a customer service representative in all of the stores we own.

     Corporate Sales Force

     To service the needs of our corporate customers, we have created a direct sales force, which, at December 31, 2002, included 79 full-time sales representatives. This group of trained representatives seeks to increase sales by:

• aggressively pursuing sales opportunities in the corporate segment;

• “bundling” combinations of services into customized packages designed to meet customers’ requirements;

• developing and marketing new services to satisfy the demands of such customers; and

• educating corporate purchasing managers about alternative pricing plans and services.

     These direct sales representatives are distributed along our service regions to deliver personalized service.

     Independent Distributors

     In order to broaden our market, we maintain relationships with a broad network of exclusive distributors and national retailers that, at December 31, 2002, sold all of our products at 1,654 points of sale in Mexico. With the intention of relying to a lesser extent on certain large distributors, in 2002 we began to directly contract with key distribution channels that had previously been served via third party distributors. In addition, VIVA prepaid cards were distributed at an additional 56,459 points of sale. In order to ensure that our standards are maintained at all distribution points, we provide assistance to our distributors in training, promotions and advertising. We also provide them with information on our customer base to allow the distributors to service our customers effectively.

     Commission Sales Agents

     We retain commission agents as a flexible sales force in all of our mobile wireless regions. The agents function as cellular service brokers for us, working out of their own premises to better target their customers. These agents provide additional distribution outlets with minimal support from Iusacell. We used to retain commission agents as a flexible sales force throughout our regions with management from our customer sales and service centers. This channel was redeployed in early 2003.

     Telemarketing

     From time to time, Iusacell engages telemarketing service providers as a direct marketing mechanism or to follow up on targeted outbound calls and receive calls through an 800 number.

Electronic Means

     We have implemented three important electronic tools for the sale of prepaid airtime: sales through automated teller machines at banks, sales over the phone by dialing *AIRE and sales through our website — www.iusacell.com. Sales at ATM machines are charged against our customer’s bank account by using a personal identification number. We have implemented ATM sales at Banamex-Citibank, BBVA Bancomer, Bital and Bancrecer. In first half of 2003, we entered into additional ATM distribution agreements for the sale of prepaid airtime. Sales using *AIRE and our website are charged to our customer’s credit card.

Advertising

     In 2002, we launched an integrated media plan, including a repositioning campaign, also emphasizing the benefits of our products. The effort is supported by the Iusacell™ brand image. All product offerings have been marketed under the single Iusacell™ brand name which was reinaugurated as Iusacell Valora tu Espacio in 2002, as part of the repositioning campaign launched in the later part of the year. This customer-oriented campaign was focused on customer satisfaction and supported by higher value offerings.

     The purpose of the media plan is to inform and convince potential users and subscribers about the benefits of the products and services offered by Iusacell, with an emphasis on customer care and to target potential subscribers through a coordinated print, radio, television and fixed and moving outdoor advertising campaigns. A key element of this integrated media plan is a periodic agency review, where the sales results of a given campaign are evaluated. The integrated media plan enables us to negotiate more favorable advertising rates. Television and print advertisements prominently feature an ad-response telephone number to solicit new customer inquiries.

Customer Service

     We view superior customer service as essential in order to distinguish ourselves in the competitive Mexican wireless telecommunications market. Postpaid customers can access dedicated support by dialing *611, where trained customer service representatives are equipped to answer questions regarding services and products 24 hours a day. We train our customer service representatives to ensure that each customer receives prompt attention, informed answers to any inquiries and satisfactory resolution of any concerns. We believe that enhanced customer service, especially post-sales support, is essential to developing brand loyalty and supports the efforts of our sales force to cross-sell our services and products. Prepaid customers can access support by dialing *VIVA.

     The VIVA prepaid operating system has improved customer satisfaction through automated activation, automated self service menus through the Integrated Voice Response (IVR) system, voice messaging and other services and has lowered the cost of support services.

     To further enhance customer service, we have installed dedicated personal computer terminals linked to our billing system so that each customer service representative, either at a Iusacell customer sales and service center or at a Iusacell call center, can handle customer inquiries, billing questions and account payments with real-time data and a full customer profile in hand. Customer data gathered from such sources as the activation process, the billing system and exit interviews with customers who terminate service allows us to better tailor our marketing strategy to each customer. Along with providing information as to how we can improve our customer service, this data is expected to enable representatives from each of the distribution channels to better target their sales approach to each customer when cross-selling Iusacell’s services and products. We completed the process of upgrading our Automatic Call Distribution (ACD) system in the second half of 2002. At the same time, we also completed the process of upgrading our monitoring and workforce management systems.

     In 1998, we opened two call centers that provide more automated and efficient service to customers. In 2002, we consolidated these facilities into one center that manages all customer care operations for all of our concession areas. In order to accelerate the problem resolution process at both the call centers and in our company owned stores, we implemented the Customer Attention Support Team (CAST) program, which has been extended to all of our corporate, medium and small business accounts, as well as government accounts. Each of these customers has an assigned CAST, sales and collections executive. In addition, we are in the process of dedicating a customer support function in each company-owned store.

     In 2003, we redesigned the compensation plan for customer care representatives. Whereas our customer care representatives previously received a fixed salary under our compensation plan, the compensation plan today is designed to motivate the customer service force by compensating customer care representatives based on performance as measured according to various service indicators. This plan provides continuous training and certification and basic salary and monetary incentives designed to encourage resolution of customer problems, subscriber retention, loyalty, precision and quality.

     In December 2000, the certifying company, Societé Generale de Surveillance de México (SGS), granted ISO 9002 Certification under the Entidad Mexicana de Acreditación (EMA) to Iusacell’s customer care process. Our most recent quality audit was conducted in mid-2002; however, we did not seek re-certification. At year-end 2002, we began the certification review process for Customer Operations Performance Center (COPC) accreditation, which certifies customer contact operations according to international best practices.

Pricing

     General. Iusacell offers a variety of flexible pricing options for our mobile wireless service. The primary components of the postpaid pricing plans include monthly fees, additional per-minute usage charges and a number of free minutes per month. The prepaid program markets cards which credit peso amounts to a customer’s account. The cards can be used for outgoing and long distance incoming calls over a period of 60 days (or in the case of Ps.450.0 prepaid cards, 90 days). See Item 4, “Information on the Company — Business Overview — Mobile Wireless Services — Prepaid Customers.” Most of the postpaid plans include a selection of free cellular handsets. The prepaid plans do not provide free cellular handsets.

     We continually review market pricing in order to maintain a competitive offer and attract customers from our target market. As a result, constant adjustments to meet market and competitive conditions may require that we increase or decrease prices over short periods of time. See Item 5, “Operating and Financial Review and Prospects — Trend Information — Price Increases and Rollbacks.”

     Postpaid Plans. The postpaid pricing plans are designed to target primarily high and moderate usage postpaid subscribers. High-usage customers are typically willing to pay higher monthly fees in exchange for larger blocks of minutes, value-added services, a free high-end handset and lower per minute airtime charges under a single contract. Moderate and lower-usage subscribers typically prefer pricing options which have a lower monthly charge, fewer minutes included, a less expensive handset and higher per minute airtime charges than those options chosen by high-usage customers.

     In March 2003, Iusacell launched a new set of postpaid value plans aimed to position us as the best alternative for the targeted high-value market segment. These new postpaid plans were designed according to the needs of targeted consumer segments and are supported by advertising and marketing campaigns that anchor the effort.

     The three new postpaid value plans include a NAFTA plan, in which local calls, as well as calls within Mexico, the U.S. and Canada, are all priced at the same per minute rate; an unlimited nights and weekends designed to increase cellular traffic leveraging non-peak utilization hours; and a basic plan with affordable rates designed to compete directly with competitors’ plans by incorporating higher baseline minutes. Furthermore, we offer multi-line plans designed to fit the communication needs of small groups of users. In addition, special cross-border plans are offered to Region 1 subscribers whereby they can place lower priced calls across Mexico, U.S. and Canada. Finally, in Regions 1, 4 and 8, the regions we have entered most recently, we offer local plans with competitive per minute pricing.

     We offer to our corporate customers either a flexible combination of our various service packages at a volume rate or a large pool of minutes that can be shared among all users at a competitive per minute price.

     Prepaid Plans. In contrast to postpaid subscribers, prepaid customers typically generate lower levels of cellular usage, have access to a limited number of value-added services, generally already own a handset and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services. In addition to helping customers control costs, our prepaid programs have no monthly bill and allow customers to prepay for cellular services in cash.

     In September 1997, we introduced our VIVA prepaid service. VIVA provides for automated reactivation and value-added services such as voice-messaging. As of December 31, 2002, VIVA prepaid cards were available in denominations of Ps.100.0, Ps.150.0, Ps.250.0 and Ps.450.0. In February 2003, new prepaid cards with aggressive prices per minute were launched in an effort to increase airtime recharges and to respond to the new tax initiatives implemented by the Mexican government in January 2003. See Item 3, “Key Information — Risk Factors — Risk Factors Relating to Doing Business in Mexico.”

     Hybrid Plans. In 2000, we launched a hybrid plan which features elements of postpaid and prepaid plans targeted at high school and university-aged youths who want the status of a cellular phone but want to control their usage. In March 2003, we decided to discontinue the hybrid plans because of the high level of churn experienced.

Activation, Billing and Collection Procedures

     We can activate a phone within 15 minutes or less for any prepaid and postpaid customers through the use of new technologies such as Over The Air Service Provisioning. For postpaid customers who intend to pay their monthly charges either with a credit card or in cash there is an automatic credit scoring process prior to the delivery and activation of a cellular telephone. Depending on the risk profile resulting from the credit scoring, the deposit requirements are determined automatically.

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

     Billing is currently administered using five different billing systems, including a cellular customer care and billing system provided by Schlumberger Distribution Mexico, S.A. de C.V. (SchlumbergerSema) in Regions 1, 4, 5, 6, 7, 8 and 9 which we also use for our 450 MHz fixed local wireless business, one point of sale system that provides billing, administration and control features, a proprietary residential long distance system, a proprietary system for high-volume business long distance customers and a purchased system for paging customers. We compile billing information from our switches by electronic transfer on a half-an-hour basis for processing by our billing systems. We have measures in place that enable us to recover billing information that may be lost as a result of disasters.

     We invoice our postpaid customers at the end of each month for the previous month’s service. All customers have 21 credit days, after which they receive an overdue balance notification, except for a select number of postpaid customers distinguished by volume, which customers are allowed 36 credit days. Our payment policy stipulates that after 60 days of non-payment, lines are suspended, and after 120 days of nonpayment, these lines are disconnected and considered as delinquent accounts.

     We mitigate our credit exposure in five ways:

• for all customers, by obtaining a credit report from the Buró Nacional de Crédito (National Credit Bureau), a Mexican affiliate of TransUnion Corporation;

• by performing an automatic credit scoring and depending on the risk profile, we may require our customers to prepay a certain number of monthly fees;

• by requiring payment to be made by credit card;

• by establishing credit limits and portfolio segmentation, according to customers’ credit quality; and

• by offering prepaid services, which eliminate all credit risk.

     For 2000 and 2001, we reserved approximately 1.6% and 1.7% of our cellular revenues in each year for doubtful accounts. For 2002, we reserved approximately 1.1% of our revenues for doubtful accounts.

     In addition, we also record a revenue provision for those postpaid customers who have fallen behind on their payments and whose service had been suspended. Toward the end of the third quarter of 1999, we changed our billing practice for these postpaid customers. Rather than continue our policy of not charging monthly fees upon suspension, in hopes of receiving additional revenues from CPP tariffs for incoming local calls and from suspended customers who ultimately pay overdue amounts and reinitiate service, we began to permit incoming call service and continue to charge monthly fees to suspended customers for an additional two months, but reserved a substantial portion of the monthly fees as a revenue provision. This period was reduced to two months in the second quarter of 2000. This change in policy resulted in additional marginal revenue and in the increase in 1999 and 2000 reserves discussed above.

Network, Equipment and IT

     Mobile Wireless Services

     After a thorough analysis that we conducted in coordination with Bell Atlantic in 1996, we elected to deploy CDMA digital technology instead of TDMA/GSM technology. Currently, all Verizon affiliates are successfully using CDMA technology, including those operating in the U.S. markets. CDMA offers significantly greater call-carrying capacity, superior voice quality, longer telephone battery life and greater fraud protection than TDMA. In addition, CDMA is easier to upgrade than TDMA. CDMA data capabilities are superior to any GSM/GPRS network.

     In December 1997, we signed an agreement with subsidiaries of Lucent Technologies for the replacement of Iusacell’s existing analog network equipment with Lucent Technologies analog and CDMA digital network equipment. This replacement began in February 1998. All regions that we owned at the time were completely swapped out as of August 1999.

     We also deployed Lucent Technologies CDMA technology in our PCS networks in Regions 1 and 4, in northern Mexico pursuant to an agreement signed with subsidiaries of Lucent Technologies on February 11, 2002. At the end of 2002, our PCS network was comprised of 62 cell sites in Region 4 and 44 cell sites in Region 1, the latter being served by a virtual switch located in Region 4.

     As of December 31, 2002, our integrated mobile wireless network was comprised of 7 cellular switches, 688 cellular and PCS cell sites, 123 repeaters and 32 microwave repeaters, covering 49 million inhabitants or 57% of Mexico’s total population in Iusacell’s concessioned regions. During 2002, we added 105 new cellular cell sites and 60 PCS cell sites.

     Currently, we have 785 microwave links, all of which are owned by us, with either SDH or PDH technology. Additionally, we have leased lines located mainly in Regions 1, 4 and 8. In 1996, we launched long distance services, supported by 3 switches and fiber optic links. Currently, we have 5,176 kilometers of fiber optic backbone network, in both metropolitan and long distance segments, using SDH (STM16 capacity in the backbone) and two LD switches operating. In 2001, we introduced the new Dense Wavelength Division Multiplexing (DWDM) technology in several high-traffic segments of our fiber optic network to increase capacity. In 2002, we expanded this technology to three existing links of the fiber optic network.

     We have a network operations and control center (NOCC) in Mexico City which oversees, administers and provides technical support to all our cellular regions. During 2000, we implemented a new network administration system that provides better surveillance and administration of network performance. In 2002, we installed another center for network operations in Toluca that provides an alternative monitoring capability for the network in the event an emergency occurs at the NOCC in Mexico City.

     In 2002, we started providing two-way Short Message Service (SMS) and since January 2003, we have been providing Packet Switched Data (PSD) services using 3G-1XRTT standard. Currently, we provide 1XRTT services in Mexico City, Toluca, Cuernavaca and Valle de Bravo and expect to expand our coverage by the end of 2003.

     Our strategy for the future is to improve our coverage, to focus on our target market (according to our marketing strategy) and to maintain superior performance and voice quality standards. We will continue to maintain transmitting equipment to serve both analog and digital equipment. Currently, we are marketing tri-mode cellular and PCS telephones capable of sending and receiving both analog and digital transmissions in order to support roaming service between our cellular and PCS regions. We will increase coverage and optimize technology such as the 1XRTT network in order to support the latest data applications, the Over the Air Service Provisioning Technology and transitions to the next-generation technology for long distance communications services.

IT

     We currently use the JD Edwards World Software for Enterprise Resource Planning (ERP), working mainly with various accounting and administrative modules. We implemented this system in 1994 and have been basically using the same version of the JD Edwards World Software since implementation. However, in recognition of the need to upgrade our technology, to improve financial processes and to take steps to comply with the Sarbanes-Oxley Act of 2002, we intend on implementing a new release of the JD Edwards World Software in 2003.

     To improve the flow of information within the company, Iusacell intends on implementing a corporate data warehouse system in 2003. This repository system will contain all data related to business processes and will be updated on a regular basis to ensure that available data will be preserved.

Competition

     Wireless mobile communication systems compete principally on the basis of quality of telecommunications services, customer service, price, breadth of coverage area, roaming capabilities and value-added services. Operators are largely free to set their own rates, provided such rates are set on the basis of cost. The offering of wireless mobile communication services in Mexico is highly competitive with one operator, Telcel, commanding a significant share of the market.

     Iusacell faces competition from Telcel, which is the largest wireless communications provider. Telcel holds the Cellular B-band concession and PCS D-band. In 1999, we began to face competition from the winners of 1.9 GHz (PCS) spectrum in the auctions concluded in May 1998. Pegaso (now Telefónica) commercially launched its mobile wireless PCS services in Tijuana in February 1999, initiated PCS services in Monterrey, Guadalajara and Mexico City later in 1999 and, at the end of 2002, provided PCS service in 12 cities in Mexico. In 2002, Telefónica Móviles, S.A. (Spain) completed its acquisition of Pegaso. Telefónica Móviles, S.A. also operates its Cellular Band A concessions in the northern part of Mexico through its Mexican subsidiary. In May 2002, Telefónica announced an aggressive expansion program with over U.S.$1.5 billion in capital expenditures planned through 2005 to expand capacity, integrate their concession areas and overlay a GSM network on their existing infrastructure. Unefón launched mobile wireless services in Acapulco and Toluca in February 2000, and now provides fixed and mobile wireless services in those two cities, as well as in Mexico City, Guadalajara, Monterrey and 10 additional cities in Mexico.

     We also face competition from companies providing mobile wireless telecommunications services using alternative existing technologies. Nextel de México, S.A. de C.V. began marketing its enhanced specialized mobile radio services in 1998 and covers 15 cities in Mexico.

     In providing long distance telephone service, we face competition from 9 other concession holders, including Telmex and Alestra S.A. de C.V. and Avantel S.A. de C.V., joint venture companies in which AT&T and MCI WorldCom, respectively, have beneficial ownership interests. Presubscription balloting in which telephone customers were asked to elect their long distance carrier was conducted in 150 cities across Mexico in 1997, 1998 and 1999. We chose not to commit significant marketing resources to the balloting process and fared poorly in the initial balloting results.

     In providing data transmission services, we compete for customers with Telmex, state-owned Telecomunicaciones de México and operational long distance companies to form a highly competitive market with more than 20 participants. In addition, we believe that the current Mexican data transmission industry includes over 1,000 private networks that provide data transmission services.

Government Regulation

     Telecommunications systems in Mexico are regulated by the SCT and by COFETEL, a decentralized regulatory body within the SCT, pursuant to the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), which became effective on June 8, 1995. Regulations governing international long distance, domestic long distance, local telephony, mobile and other telecommunications services have been promulgated under the 1995 Telecommunications Law. However, some rules from the prior Law of General Means of Communication (Ley de Vías Generales de Comunicación) and the rules promulgated under such law, including, without limitation, the Telecommunications Rules (Reglamento de Telecomunicaciones) which we collectively refer to as the Original Communications Laws, generally remain effective if they are not inconsistent with the 1995 Telecommunications Law and the rules promulgated under that law.

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

     During 2001 and 2002, the SCT announced that the 1995 Telecommunications Law would be amended to include new provisions related to competition, customer protection, spectrum auctions, permits for commercialization of telecommunication services and universal service. Reportedly, the amendments will focus more on networks than on services. The SCT and the telecommunications industry have been recently involved in discussions to define the content of the new law. We cannot ensure that the initiative will be presented to Congress for approval in 2003.

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

     Under the 1995 Telecommunications Law and the 1993 Foreign Investment Law (Ley de Inversión Extranjera), concessions may only be granted to Mexican individuals and to Mexican corporations in which non-Mexicans hold no more than 49% of their voting shares or which are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% with the prior approval of the Mexican Foreign Investment Commission of the Mexican Ministry of Economy (formerly the Ministry of Commerce and Industrial Development). The Mexican Foreign Investment Commission ruled, upon application of Unefón, that concessions for PCS services should be treated identically to concessions for cellular services for foreign investment purposes. There are no foreign investment participation restrictions with respect to operations conducted under permits.

     A concession or a permit may be terminated pursuant to the 1995 Telecommunications Law upon:

•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	revocation;

•	expropriation; or

•	dissolution or bankruptcy of the concession holder or the permit holder.

     A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

•	unauthorized or unjustified interruption of service;

•	the taking of any action that impairs the rights of other concessionaires or permit holders;

•	failure to comply with the obligations or conditions specified in the concession or permit;

•	failure to provide interconnection services to other holders of telecommunications concessions and permits;

•	loss of the concession or permit holder’s Mexican nationality in instances in which Mexican nationality is legally required;

•	unauthorized assignment, transfer or encumbrance of the concession or permit, of any rights under the concession or permit or of assets used for the exploitation of the concession or permit;

•	failure to pay to the Mexican government its fee for the concession or permit or, where applicable, its participation in the revenues of the holder of the concession or permit; or

•	participation of any foreign government in the capital stock of the holder of the concession or permit.

     In addition, the SCT may establish for any concession further events which could result in revocation of that concession.

     The Mexican government, through the SCT, may also temporarily seize all assets related to a concession or permit in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons. In addition, the Mexican government has the statutory right to expropriate a concession and assets related to its exploitation for public interest reasons. Under Mexican law, the Mexican government is obligated to compensate the owner of the assets in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government temporarily seizes such assets, it must indemnify the concession or permit holder for all losses and damages, including lost revenues.

     In the case of an expropriation, the amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the amount appraised, it may initiate judicial action against the Mexican government. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, the determination will be made by an independent appraiser. Iusacell is not aware of any instance in which the SCT has exercised any of these powers in connection with a cellular company.

The Original Concession

     Our right to provide radiotelephony, local wireless and data transmission services nationwide, as well as cellular service in Region 9, is based upon the concession granted on April 1, 1957, as amended, which we refer to as the Original Concession, to Servicio Organizado Secretarial, S.A., which merged into SOS Telecomunicaciones, S.A. de C.V., which we refer to as SOS. The term of the Original Concession is 50 years, and it expires on April 1, 2007. The Original Concession may, however, be revoked prior to such date in the event that SOS fails to comply with its terms or applicable law. The Original Concession is renewable upon timely application to the SCT, provided that SOS has complied with all of the requirements of the Original Concession and agrees to any new terms and conditions established by the SCT at the time of renewal.

     In consideration for the Original Concession, SOS must make payments to the Mexican government equal to 5% of all gross revenues derived from services provided through its Region 9 cellular network and payments in an amount equal to the greater of (i) 4% of all gross revenues and (ii) 10% of net income, in either case, derived from services provided through its nationwide radio communications network.

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

     In accordance with the 1995 Telecommunications Law, SOS applied to renew the Original Concession in March 1997. In December 1996, we applied to divide the Original Concession into two concessions, one relating to the provision of cellular services over the 800 MHz frequency band in Region 9, which would not be subject to restrictions on foreign investment, and a second relating to the 450 MHz frequencies, which would be subject to restrictions on foreign investment. We continue negotiating the terms and conditions for such extension and division with COFETEL.

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

PCS Concessions

     In October 1998, the SCT granted to Iusacell PCS, S.A. de C.V., which we refer to as Iusacell PCS, which is a joint venture between Iusacell and José Ramón Elizondo Anaya, a former director of Iusacell Celular, in which Iusacell originally held a 94.9% equity interest and a 49% voting interest, a concession for the installation and exploitation of a public network to provide fixed and local mobile access and a concession of 1.9 MHz frequencies in Region 1 (which includes the city of Tijuana) and Region 4 (which includes the city of Monterrey), for a renewable 20-year term. Under the terms of its concession, Iusacell PCS is committed to cover at least 20% of the total population in those regions by the end of the third year of the concession and 50% of the total population in those regions by the end of the fifth year of the concession. We started PCS network operations and service was available in the second quarter of 2000 and commercial operations in the fourth quarter of 2001, and we are currently in compliance with the coverage commitments under our concession. Upon our application, in November 2000, the SCT granted Iusacell PCS an exemption for five years from the obligation to take part in the long distance carrier selection by a pre-subscription process.

     In July 2002, and upon request by Iusacell PCS, COFETEL granted an authorization to transfer Iusacell PCS’s rights and obligations under the PCS concession to Iusacell PCS de México, S.A. de C.V. which we refer to as Iusacell PCS de México, a wholly-owned subsidiary of Iusacell PCS. The PCS concession was transferred to Iusacell PCS de México for consideration in the aggregate amount of Ps.669.0 million (U.S.$64.2 million). If Iusacell PCS de México fails to pay such amount on or before December 31, 2003, Iusacell PCS would have the right to revoke the transfer and keep the concession, subject to the authorization of COFETEL.

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

     In order to eliminate this obstacle to the transfer of the paging concession to Infotelecom, in December 1998 we sold a 2% interest in Infotelecom to Mr. José Ramón Elizondo, a former director of Iusacell Celular. As a result, we currently hold a 49% interest in Infotelecom. Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as concession holder must pay to the SCT for the right to provide paging service. In 2000, Infomin received governmental approval to transfer its paging concession to Infotelecom. We expect the transfer of the concession to be implemented in 2003. The financial statements of Infotelecom are consolidated with the financial statements of Iusacell. See Note 2 to the Consolidated Financial Statements.

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

     Pursuant to the modified concession, Iusatel is required to comply with technical specifications and had to serve using its own infrastructure a minimum of 11 specified cities by July 31, 1998, 26 additional specified cities by December 31, 1999 and another 13 additional specified cities by December 31, 2000. Iusatel complied with its coverage commitments in all cities except for Saltillo in Region 4. Therefore, in 2001 the SCT substituted Tlaxcala for Saltillo in our coverage commitment, and we are currently in compliance with all our coverage commitments.

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

Local Telephony

     We believe our right to provide local telephony service is derived from the Original Concession. The Original Concession, as granted, permitted SOS to provide radiocommunications service to vehicle-mounted terminal equipment nationwide.

     In 1986, the SCT amended the Original Concession to authorize SOS to provide fixed public radiotelephony service in rural areas nationwide in accordance with plans to be approved by the SCT. In 1990, the Telecommunications Rules were promulgated by the Mexican government which further modified the Original Concession.

     These regulations classified radiocommunications services on the basis of the networks used to provide such services rather than on the basis of subscriber terminal equipment. Radiocommunications networks are generally classified as either “fixed” or “mobile.” Our radiocommunications network is a mobile network. In 1993, the SCT clarified the ability, and indeed the obligation, of SOS to interconnect customers of its nationwide radiocommunications network regardless of whether such customers use fixed, mobile or portable telephones.

     Pursuant to the Original Concession, the commencement of construction and marketing of local wireless service in the 450 MHz frequency band on a commercial basis requires the prior approval of the SCT. We have never received the SCT’s approval of our technical and economic plans for local wireless service in the 450 MHz frequency band.

     However, Iusacell Celular has reached an agreement with the SCT on a technical process by which we can provide local wireless service in the 450 MHz frequency band in some of the existing service regions and has received a right of first refusal to acquire the concessions to provide local wireless service in such regions.

     In September 1998, we determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash write-down of our investment in the 450 MHz fixed local wireless project.

     In November 1998, Mr. Elizondo agreed to subscribe 5.1% of the capital stock of Iusatelecomunicaciones, the Iusacell Celular subsidiary which provides local wireless service in the 450 MHz frequency band on a trial basis, comprising 51% of our total voting shares. We retained a 94.9% equity interest in Iusatelecomunicaciones, including a 90% equity interest through the ownership of neutral limited voting stock (inversión neutra) and a 49% voting interest representing a 4.9% equity interest. The financial statements of Iusatelecomunicaciones are consolidated with the financial statements of Iusacell. See Note 2 to the Consolidated Financial Statements.

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

     To participate in the auctions for concessions for microwave frequencies concluded in September 1997, we formed Punto-a-Punto Iusacell, a joint venture with Mr. Elizondo. The Mexican Foreign Investment Bureau approved a capital structure substantially similar to that authorized for Iusatel and Iusatelecomunicaciones for the microwave joint venture. The financial statements of Punto-a-Punto Iusacell are consolidated with the financial statements of Iusacell. See Note 2 to the Consolidated Financial Statements.

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

     In 2000, the Mexican Foreign Investment Commission ruled, upon application of Unefón, that concessions for PCS frequencies, like concessions for cellular frequencies, may be held by entities in which foreign persons have a majority of the voting shares. Iusacell applied for similar treatment for Iusacell PCS and its subsidiary. On July, 2002 the Mexican Foreign Investment Commission authorized Iusacell to own a majority of the voting shares on Iusacell PCS and Iusacell PCS de Mexico. On September, 2002, Iusacell converted its neutral limited voting stock in Iusacell PCS into voting shares. Although Mr. Elizondo holds a minority interest in Iusacell PCS, we expect to exercise our right to acquire Mr. Elizondo’s interest sometime in the future.

     Moreover, in December 1998 Mr. Elizondo acquired a 2% interest in Infotelecom, from Iusacell Celular. As a result, we currently hold only 49% of this entity, complying with the condition precedent necessary to allow our other partner, Infomin, a Mexican controlled company, to transfer its paging concession to Infotelecom, as previously agreed.

Rates for Telecommunications Services

     Under the Original Communications Laws, SCT approval was required for rates charged for all basic and certain value-added cellular services and for data transmission services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates were also authorized by the SCT. All terms of interconnection (such as point of interconnection) other than interconnection rates were negotiated between the regional non-wireline cellular carriers and Telmex under the SCT’s supervision. Rates for dedicated circuit services through microwave networks, and dedicated circuits and private networks through satellites were not regulated under the Original Communications Laws.

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

     In January 2001, we negotiated a rate reduction with Telmex that decreases both long distance and local cellular interconnection charges from U.S.$0.0330 to U.S.$0.0125 per minute. Additionally, we negotiated with Telmex the terms regarding payment for the projects Telmex undertook to prepare its long distance network for competition. We paid Telmex a fixed payment of approximately U.S.$13.0 million and agreed to pay a U.S.$0.0053 per minute, usage based surcharge to the local wireline interconnection rate for the next four years for long distance calls terminated in Telmex’s local networks.

     In December 2001, Telmex, Alestra and Avantel reached an agreement to further reduce the long distance interconnection rate from U.S.$0.0125 per minute to U.S.$0.00975 per minute. We negotiated with Telmex to obtain similar terms for both our long distance business and local cellular interconnection rate and these terms have been maintained until 2003.

United States Regulation

     In 1982, Bell Atlantic, like other regional Bell operating companies, was subject to a consent decree which we refer to as the Decree, resulting from anti-trust litigation between the United States Department of Justice against AT&T. The Decree required AT&T to divest itself of its local telephone companies. Under the Decree, Bell Atlantic was prohibited, with certain limited exceptions, from providing interLATA (long distance) telecommunications, engaging in the manufacture of customer premises equipment (CPE), or engaging in the manufacture or sale of telecommunications equipment.

     The Telecommunications Act of 1996 (hereinafter referred to as the “1996 Act”), which became effective on February 8, 1996, includes provisions that open local telephony markets to competition and permitted regional Bell operating companies, such as the local operating telephone companies of the former Bell Atlantic, to provide interLATA services (long distance), video programming and to engage in manufacturing, under certain conditions. Under the 1996 Act, the former Bell Atlantic was allowed to provide certain interLATA (long distance) services immediately upon enactment, including interLATA (long distance) services permitted under the Decree, interLATA (long distance) services originating outside the states where its subsidiaries provide local exchange telephone services and interLATA (long distance) services that are “incidental” to other permitted business such as wireless services.

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

     Since Iusacell is a Verizon affiliate, its operations must comply with the terms of the Decree. In 1986 and 1993, Bell Atlantic obtained waivers under the Decree that allowed it to conduct business outside the United States, subject to certain exceptions and restrictions. Under such exceptions and restrictions, a foreign telecommunications entity (FTE) affiliated with Verizon, such as Iusacell, could not provide interexchange (long distance) telecommunications services between points in the United States or own any international telecommunications facilities in the United States.

     As to telecommunications traffic between the United States and a foreign country, an FTE could provide only the foreign “half” of such traffic. An FTE was prohibited from discriminating in handling traffic to and from the United States and was limited as to interests it could own in international cable systems and satellite facilities to and from the United States. Finally, an FTE was prohibited from exporting to the United States any telecommunications equipment or CPE manufactured outside the United States.

     The 1996 Act eliminated certain restrictions under the Decree including:

•	restrictions that precluded an FTE from providing the U.S. “half” of traffic originating in a foreign country;

•	restrictions on exporting to the United States telecommunications equipment or CPE manufactured outside the United States; and

•	restrictions on providing interLATA (long distance) telecommunications services between points in the United States or international long distance service originating in the United States, and from owning international telecommunications facilities in the United States subject to the same conditions that Verizon must satisfy under the 1996 Act and any regulations promulgated thereunder with respect to interLATA (long distance) telecommunications services originating in the states in which the former Bell Atlantic local exchange subsidiaries provide service.

     Under the 1996 Act, we may now provide both the foreign “half” and the United States “half” of telecommunications traffic originating in Mexico (or any other foreign country) and may now carry international telecommunications traffic which, although routed through the United States, neither originates nor terminates in the United States. In addition, we may carry United States originated traffic bound for Mexico (or other foreign countries) so long as the traffic originates outside the states where the former Bell Atlantic subsidiaries provide local exchange telephone service, except from those states where Verizon has obtained Section 271 approval and subject to having appropriate authority under Section 214 of the United States Communications Act of 1934.

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

C. ORGANIZATIONAL STRUCTURE

     For a description of our two current principal shareholders, Verizon and Vodafone, see Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders.”

     Grupo Iusacell, S.A. de C.V. is a holding company for the shares of Grupo Iusacell Celular, S.A. de C.V. and several other subsidiaries. The following table shows our direct and indirect subsidiaries, their principal lines of business, their countries of incorporation and the percentages of our ownership interest and voting power as of December 31, 2002.

			% direct and	% direct and
		Country of	indirect economic	indirect voting
Subsidiary	Line of Business	Incorporation	interest	interest

Grupo Iusacell Celular, S.A. de C.V.	Operating cellular	Mexico	100.0	100.0
Iusacell PCS, S.A. de C.V.	Holding company for Iusacell PCS de México, S.A. de C.V.	Mexico	94.9	49.0
Iusacell PCS de México, S.A. de C.V.(1)	Regions 1 and 4 PCS	Mexico	94.9	49.0
Iusacell Infraestructura, S.A. de C.V.	Microwave financing	Mexico	100.0	100.0
Iusacell Arrendadora, S.A. de C.V.	Leasing	Mexico	100.0	100.0
Iusacell Infraestructura de México, S.A. de C.V.	Microwave financing	Mexico	100.0	100.0
SOS Telecomunicaciones, S.A. de C.V.(2)	Region 9 cellular	Mexico	100.0	100.0
Comunicaciones Celulares de Occidente, S.A. de C.V.(5)	Region 5 cellular	Mexico	100.0	100.0
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.(2)	Region 6 cellular	Mexico	100.0	100.0
Telecomunicaciones del Golfo, S.A. de C.V. (2)	Region 7 cellular	Mexico	100.0	100.0
Iusacell, S.A. de C.V.(2)	Sales and marketing	Mexico	100.0	100.0
Sistecel, S.A. de C.V.(2)	Administrative services	Mexico	100.0	100.0
Iusatel, S.A. de C.V.(2)	Long distance	Mexico	94.9	49.0
Iusatel USA, Inc.(3)	Long distance U.S	United States	94.9	49.0
Iusatelecomunicaciones, S.A. de C.V.(2)	Local wireless	Mexico	94.9	49.0
Grupo Iusacell Nicaragua, S.A.(2)	Inactive	Nicaragua	100.0	100.0
Punto-a-Punto Iusacell, S.A. de C.V.(2)	Microwave transmission	Mexico	94.9	49.0
Infotelecom, S.A. de C.V.(2)	Paging	Mexico	49.0	49.0
Inmobiliaria Montes Urales 460, S.A. de C.V.(2)	Real estate	Mexico	100.0	100.0
Iusanet, S.A. de C.V.(2)	Services	Mexico	100.0	100.0
Editorial Celular, S.A. de C.V.(2)	Publishing	Mexico	40.0	40.0
Grupo Portatel, S.A. de C.V.(2)	Region 8 cellular	Mexico	100.0	100.0
Portatel del Sureste, S.A. de C.V.(4)	Region 8 cellular	Mexico	100.0	100.0
Mexican Cellular Investment, Inc.(2)	Holding company for Comunicaciones Celulares de Occidente, S.A. de C.V.	United States	100.0	100.0

(1) Held indirectly through Iusacell PCS, S.A. de C.V.
(2) Held through Grupo Iusacell Celular, S.A. de C.V.
(3) Held through Iusatel, S.A. de C.V.
(4) Held through Grupo Portatel, S.A. de C.V.
(5) Held through Mexican Cellular Investment, Inc.

     All of the above companies, including those in which we own directly or indirectly a minority voting interest, except for Editorial Celular, S.A. de C.V., are consolidated with the financial statements of Iusacell. See Note 2 to the Consolidated Financial Statements.

D. PROPERTY, PLANT AND EQUIPMENT

     As of December 31, 2002, we operated in our service regions a total of 146 customer sales and service centers, 582 cellular cell sites, 126 repeaters, 32 cellular microwave transmission repeaters, 106 PCS cell sites, 14 fixed local wireless 450 MHz cell sites, 69 paging antennas, 7 switches for cellular and PCS service, 1 switch for local wireless service and 3 switches for long distance service.

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

     On December 29, 1999, Iusacell Celular entered into a series of agreements, which were amended in May 2002, with MATC Celular with respect to Iusacell Celular’s existing towers and future tower needs. As of May 30, 2003, Iusacell Celular’s subsidiaries lease from MATC Celular 715 sites, including 320 transfer sites, a number of built-to-suit sites and co-locations.

     As of December 31, 2002, the book value of our property and equipment, before accumulated depreciation of Ps.7,021.5 million (U.S.$673.5 million), consisted of the following:

	Value

	(in thousands of constant pesos
	as of December 31, 2002
	and millions of U.S. dollars)

Property and Equipment
Buildings and facilities	Ps.1,721.5	U.S.$165.1
Communications equipment	11,571.3	1,110.0
Furniture and fixtures	397.1	38.1
Transportation equipment	62.0	5.9
Computer equipment	1,770.7	169.9
Cellular rental telephones	9.9	0.9
Land	72.1	6.9
Construction in progress	783.1	75.1
Advances to suppliers	1.1	0.1

     See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for a discussion of our planned capital expenditures and existing encumbrances on our property and equipment. See also Notes 4 and 8 to the Consolidated Financial Statements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Unless otherwise indicated, all financial information in this Annual Report is presented in constant pesos with purchasing power as of December 31, 2002. The U.S. dollar translations provided in this Annual Report are, unless otherwise indicated, calculated at the Noon Buying Rate at December 31, 2002, which was Ps.10.425 per U.S.$1.00. Sums may not add due to rounding.

A. OPERATING RESULTS

General

     The following discussion and analysis is intended to help you understand and assess the significant changes and trends in the historical results of operations and financial condition of Iusacell and its subsidiaries and the factors affecting our financial resources.

     The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 23 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell. Note 23 to the Consolidated Financial Statements also provides a reconciliation to U.S. GAAP of Iusacell’s net income (loss) for the years ended December 31, 2000, 2001 and 2002 and of stockholders’ equity as of December 31, 2001 and 2002.

     As a Mexican company, we maintain our financial records in pesos. Pursuant to Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” and Bulletin B-12, “Statement of Changes in Financial Position,” issued by MIPA, Iusacell’s financial statements are reported in period-end pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons in comparable monetary units. Bulletin B-10 requires us to restate non-monetary assets, non-monetary liabilities and the components of stockholders’ equity using the INPC. We have not eliminated the effects of these inflation accounting principles in the reconciliation to U.S. GAAP. See Note 23 to the Consolidated Financial Statements.

     Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this Annual Report have been restated in constant pesos as of December 31, 2002, in accordance with the fifth amendment to Bulletin B-10. References in this Annual Report to “real” amounts are to inflation-adjusted pesos and references to “nominal” amounts are to unadjusted historical pesos. In calendar years 2000, 2001 and 2002, the rates of inflation in Mexico, as measured by changes in the INPC, were 9.0%, 4.4% and 5.7%, respectively. The inflation indices used are 1.1036 for 2000 figures and 1.0570 for 2001 figures.

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

     Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on monetary assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos required to repay the specified amount of the foreign currency liability. We incurred a foreign exchange loss in 2000 and 2002 on our U.S. dollar denominated debt as the peso depreciated against the U.S. dollar. A foreign exchange gain arises if a liability is denominated in a foreign currency which depreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the depreciation of the foreign currency results in a decrease in the amount of pesos required to repay the specified amount of the foreign currency liability. In 2001, we incurred a foreign exchange gain on our U.S. dollar denominated debt as the peso appreciated against the U.S. dollar.

     The gain or loss on monetary position refers to the gains and losses realized from holding net monetary liabilities or assets and reflects the impact of inflation on monetary liabilities and assets. For example, a gain on monetary position results from holding net monetary liabilities during periods of inflation, such as in 2000, 2001 and 2002, as the purchasing power of the peso declines over time.

Devaluation and Inflation

     Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994, when the Mexican government first allowed the peso to fluctuate freely against the U.S. dollar. The value of the peso generally continued to decline during subsequent years, depreciating by 54.8% relative to the U.S. dollar in 1995 and by 22.7% in 1998. The peso has generally recovered in recent years, depreciating by 1.5% and 13.7% against the U.S. dollar in 2000 and 2002, respectively, and appreciating by 4.8% in 2001.

     Depreciation of the value of the peso has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994 as measured by changes in the INPC, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% for the year 1998. Since then, inflation has declined to 12.3% in 1999, 9.0% in 2000, 4.4% in 2001 and 5.7% in 2002.

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

Impact of Devaluation and Inflation on our Results of Operations

     The general economic conditions in Mexico resulting from the devaluation of the peso and the resulting inflation have had, and may have, an overall negative impact on our results of operations primarily as a result of the following factors:

•	Peso devaluations result in a decrease in the purchasing power of Mexican consumers, resulting in a decrease in the demand for all goods and services, including cellular telephony;

•	Due to competitive market conditions and the overall state of the Mexican economy, we have not been able to increase our prices in line with the inflation rate;

•	Significant inflation leads to an upward restatement of our assets, resulting in a substantial increase in depreciation and amortization expense; and

•	Given our net U.S. dollar liability position, devaluation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange losses, and appreciation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange gains.

     See “— Liquidity and Capital Resources — Certain Hedging Activities” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk” for a description of contracts we use to hedge against the devaluation of the peso and inflation.

Tower Monetization

     In December 1999, Iusacell Celular entered into a series of agreements with MATC Celular. These agreements, which were amended in May 2002, among other things, gave MATC Celular the right to acquire approximately 350 existing Iusacell Celular non-strategic towers. We sold and leased back a total of 76 non-strategic towers to MATC Celular for approximately Ps.101.0 million in net gains in 2002. During 2001 and 2002, we sold and leased back a total of 320 non-strategic cellular towers to MATC Celular and fulfilled our contractual obligation under the existing agreements. Iusacell Celular has no further commitment with MATC Celular to sell additional towers. Iusacell Celular is leasing back the sold towers from MATC Celular and subleasing them to its operating subsidiaries.

     The difference between the sale price and book value of the towers sold is being recorded as a reduction in operating expense. In 2002, we recorded an expense reduction under Mexican GAAP of Ps.101.0 million in connection with our sale of 76 towers to MATC Celular. However, the leasing of the towers from MATC Celular results in an increase in our operating expenses, which we experienced in 2002. Under U.S. GAAP, the gain was deferred and recognized on a pro-rata basis over the life of the lease. See Note 23 to the Consolidated Financial Statements for a further discussion.

Results of Operations

     The following table presents results of operations data for the years ended December 31, 2001 and 2002.

	Year Ended December 31,

	2001	2002	Change

	Ps.	Ps.	%

	(In millions of constant
	December 31, 2002 pesos except percentages)
Total revenues	6,597.2	5,527.0	(16.2)
Cost of sales	2,019.4	2,021.1	0.1
Operating expenses	2,195.1	1,817.1	(17.2)
Depreciation and amortization	2,768.5	2,247.1	(18.8)
Other operating income	325.4	101.0	(69.0)
Operating loss	(60.3)	(457.3)	(658.4)
Integral financing gain (loss)	335.3	1,513.1	(351.3)
Net (loss) profit	(528.5)	(2,084.0)	(294.3)

Revenues

     Total revenues consist of service revenues and telephone equipment and other revenues. Our cellular service revenues are principally derived from the provision of mobile wireless telephone service (cellular and PCS) in Mexico. Our cellular service revenues also include revenues attributable to in-roaming and long distance service revenue generated by our mobile wireless subscribers, revenues from the provision of telecommunication services in Mexico other than mobile wireless telephone service, including long distance service revenues from non-mobile subscribers’ and revenues from the provision of data transmission, and paging services. Our service revenues include all Bulletin B-10 inflation adjustments on all service revenue line items, whether mobile wireless service revenues or other service revenues. Telephone equipment and other revenues consist primarily of revenues from the sales of mobile telephone equipment and accessories, as well as revenues attributable to out-roaming and revenues from the sale of dark fiber optic cable. Revenues attributable to out-roaming are passed through to the applicable host operator.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     The following table presents the sources of our revenues for the years ended December 31, 2001 and 2002:

	Year Ended December 31,

	2001		2002		Change

	Ps.	%	Ps.	%	%

	(In millions of constant pesos as of
	December 31, 2002, except percentages)
Service revenues	5,955.5	90.3	4,933.6	89.3	(17.2)
Telephone equipment and other revenues	641.7	9.7	593.4	10.7	(7.5)

Total revenues	6,597.2	100.0	5,527.0	100.0	(16.2)

     The table below presents service revenues by source for the years ended December 31, 2001 and 2002:

	Year Ended December 31,

	2001(1)		2002(1)		Change

	Ps.	%	Ps.	%	%

	(In millions of constant pesos as of
	December 31, 2002, except percentages)
Airtime(2)	3,002.8	50.4	2,640.7	53.5	(12.1)
Monthly fees	1,842.4	30.9	1,518.3	30.8	(17.6)
Long Distance	686.4	11.5	436.4	8.8	(36.4)
Value-added services and in-roaming(3)	423.9	7.2	338.2	6.9	(20.2)
Total service revenues	5,955.5	100.0	4,933.6	100.0	(17.2)

(1) Figures include intercompany eliminations.

(2) Airtime includes amounts billed to other carriers for incoming minutes under CPP, additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.

(3) Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell’s cellular magazines, as well as in-roaming service revenue. Does not include charges for related airtime. Customers using SMS value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

     The customer base increased 12.2% in 2002, growing from 1,855,166 customers in 2001 to 2,081,200 in 2002. The 2002 growth occurred primarily during the first half of the year as management focused on increasing the prepaid customer base. During the second half of the year, both gross and net additions declined comparatively, reflecting the new emphasis on high-value customers. Year over year subscriber growth was negatively impacted by this change in strategy. A high churn rate, particularly in the prepaid and “incoming calls only” base, combined with continued economic pressures on Mexican consumption contributed to the decline.

     Prepaid customers increased 18.9% in 2002, from 1,451,091 customers in 2001 to 1,725,186 in 2002. The increase in 2002 reflects our efforts at that time to expand that segment. “Incoming calls only” prepaid customers, the substantially majority of whom generate little traffic, grew by 54.5% in 2002, from 768,076 customers in 2001 to 1,186,962 in 2002. Revenues from these customers do not have certain costs associated with them which we incur in connection with postpaid customers, such as sales commissions, advertising and bad debt expenses. A prepaid customer is included as a customer if the customer’s telephone number remains activated at the end of the reporting period. During the third quarter 2001, we reduced the initial period for using an activated prepaid card from 185 days to 60 days effective July 1, 2001. If a customer has not activated a new card or recharged the airtime in its account at the end of 60 days, the balance of the customer’s account becomes zero, and the customer loses the ability to make outgoing calls for an additional period of 305 days. During the third quarter 2001, we began to turn over “incoming calls only” prepaid customers who had reached the end of the additional 305-day period without activating a new card or otherwise recharging the airtime in their accounts. In February 2003, in coordination with the launch of promotional prepaid cards, we extended the initial period for using an activated Ps.450.0 prepaid card from 60 days to 90 days.

     In 2002, postpaid customers declined 11.9% to 356,014 or 17.1% of total subscribers, due to lower gross additions and increased disconnections of customers. The December 31, 2002 postpaid subscriber data includes approximately 48,885 public telephony customers who are considered postpaid customers due to the contractual nature of their service.

     Gross additions for 2002 totaled 1,122,024 customers, which represents a 6.7% increase over 2001. These additions were mainly derived from the strategic focus on prepaid additions during the first half of 2002. During the second half of 2002, however, we implemented a strategic shift, which triggered sales of higher-value products through changes in the commission structure, but actually resulted in a decrease in gross additions during the second half of 2002, particularly in the low and ultra-low value prepaid segments.

     Average monthly churn for the year declined from 3.9% in 2001 to 3.4% in 2002, although churn increased during the second half of the year as we actively sought to remove non- or low-revenue producing prepaid customers. Postpaid subscriber churn decreased from an average monthly level of 3.8% in 2001 to 3.6% in 2002. We have adopted strict collection procedures to reduce bad debt expense and have implemented new activation policies and retention programs.

     As a result of higher gross additions and lower average churn, net additions increased 29.9%, from 173,947 customers in 2001 to 226,034 in 2002. This includes the extraordinary removal during the third quarter of 2002 of 47,415 customers who were determined to be inactive prepaid users and were not taken into consideration in the blended churn rate for the year.

     Total service revenues decreased by 17.2% to Ps.4,933.6 million in 2002, from Ps.5,955.5 million in 2001, representing 89.3% and 90.3% of total revenues in 2002 and 2001, respectively. Service revenues decreased as a result of fewer postpaid customers and lower nominal average monthly cellular revenue per customer (ARPU).

     Monthly fees from postpaid subscribers decreased 17.6% in 2002 from Ps.1,842.4 million in 2001 to Ps.1,518.3 million in 2002. Monthly fees decreased primarily due to fewer postpaid customers and an increase in the number of hybrid subscribers as a proportion of the total postpaid base, particularly during the first half of 2002. Airtime revenues decreased 12.1% from Ps.3,002.8 million in 2001 to Ps.2,640.7 million in 2002, primarily as a result of fewer postpaid subscribers. Long distance cellular revenue decreased by 36.4% from Ps.686.4 million in 2001 to Ps.436.4 million in 2002. This decrease is the result of fewer postpaid subscribers and a higher proportion of incoming only subscribers in the prepaid subscriber base.

     Blended average monthly minutes of use (MOUs) for 2002 decreased 25.0%, from 84 minutes to 63 minutes, primarily due to a higher proportion of prepaid customers in our subscriber base and reduced consumption. Among postpaid customers, average monthly MOUs decreased 14.4%, from 250 minutes in 2001 to 214 minutes in 2002, mainly due to the increased proportion of hybrid customers who have lower consumption patterns than the remainder of the postpaid customer base. Average MOUs increased 3.6% among prepaid customers, from 28 minutes in 2001 to 29 minutes in 2002, primarily due to promotions aimed at increasing use by higher value customers in the prepaid customer base.

     ARPU decreased 28.5% from Ps.267.0 in 2001 to Ps.191.0 in 2002, as a result of lower average MOUs and the higher proportion of prepaid customers in our customer base. Postpaid ARPU decreased 13.2% from Ps.798.0 in 2001 to Ps.693.0 in 2002, primarily as a result of a higher proportion of hybrid customers in our customer base. Prepaid ARPU declined 11.1% from Ps.90.0 in 2001 to Ps.80.0 in 2002, due to a higher proportion of lower revenue generating customers in the customer base during the first half of the year.

     Telephone Equipment and Other Revenues. Telephone equipment and other revenues decreased 7.5% in 2002, from Ps.641.7 million in 2001 to Ps.593.4 million in 2002. This decrease was primarily due to lower postpaid gross sales and lower revenues from out-roaming in 2002.

     Cost of Sales.

     Our cost of sales includes cost of services, cost of telephone equipment and other costs. Total cost of sales remained relatively flat in 2002 at Ps.2,021.1 million. As a percentage of total revenues, cost of sales increased to 36.6% compared to 30.6% in 2001.

     Cost of Services. Cost of services includes taxes and fees on revenues payable to the Mexican government, interconnection costs, and technical costs such as maintenance, repair costs, lease expenses, salaries of technical personnel and utilities on a pro-rata basis. As a percentage of total revenues, cost of services increased to 27.7% in 2002 from 24.6% in 2001, although in absolute peso terms, Iusacell’s cost of services declined 5.4% to Ps.1,533.0 million in 2002 as compared to Ps.1,619.7 million in 2001. This decrease resulted from stringent financial controls we implemented in 2002, despite higher lease costs associated with an increased number of non-strategic towers sold to and leased back from MATC Celular during the year. See “— Tower Monetization.”

     Cost of Telephone Equipment and Other. Cost of telephone equipment and other includes that portion of handset and accessory costs that are not capitalized, handset and accessory inventory obsolescence charges and the cost of dark fiber optic cable sold. Cost of telephone equipment and other increased 22.1% in 2002 from Ps.399.6 million in 2001 to Ps.488.1 million primarily due to partial subsidizing of telephones sold to prepaid customers and higher cost of dark fiber optic sales. As a percentage of revenues, other costs increased from 6.1% in 2001 to 8.8% in 2002. As a percentage of the telephone equipment and other revenues, the cost of telephone equipment and other increased to 82.3% in 2002 from 62.3% in 2001. The cost of a cellular handset given to a postpaid customer is amortized over 12 months, the average length of our cellular contract, instead of being immediately expensed in the period in which the customer receives the telephone.

     Operating Expenses

     Operating expenses decreased 17.2% from Ps.2,195.1 million in 2001 to Ps.1,817.1 million in 2002. As a percentage of total revenues, operating expenses decreased from 33.3% in 2001 to 32.9% in 2002.

     As a percentage of total revenues, sales and advertising expenses increased to 24.7% in 2002 from 24.0% in 2001. In peso terms, sales and advertising expenses decreased 13.7% from Ps.1,582.5 million in 2001, to Ps.1,365.0 million in 2002, primarily because of higher television advertising rates as well as expenses incurred in association with the consolidation of Region 8 cellular service into our business.

     General and administrative expenses decreased 26.2% from Ps.612.5 million in 2001 to Ps.452.1 million in 2002, due to stringent cost controls, lower headcount and restructured compensation plans. As a percentage of total revenues, general and administrative expenses declined to 8.2% in 2002 from 9.3% in 2001.

     Other Operating Income

     We had other income of Ps.101.0 million in 2002 mainly as a result of the sale of 76 towers to MATC Celular. The same towers were leased back from MATC Celular by our subsidiary Iusacell Arrendadora, S.A. de C.V. See “Tower Monetization.” In 2001, we had other income of Ps.325.4 million from the sale of 244 towers.

     Depreciation and Amortization

     Depreciation and amortization expenses decreased 18.8% from Ps.2,768.5 million in 2001 to Ps.2,247.1 million in 2002, primarily due to a reduced level of capital expenditures during the period, lower handset amortization expenses attributable to lower postpaid gross additions, more cost-effective handset purchases and better targeted handset subsidies for high-value customers.

     Operating Loss

     We reported an operating loss of Ps.457.3 million in 2002, as compared to a loss of Ps.60.3 million in 2001. Excluding the benefit of tower sales and the impact of fiber optic inventory sales in both years, we would have reported operating losses of Ps.611.5 million and Ps.536.6 million in 2002 and 2001, respectively.

     Integral Financing Results

     We recorded an integral financing cost of Ps.1,513.1 million in 2002, compared to a cost of Ps.335.3 million in 2001. This difference was primarily driven by a Ps.1,028.7 million foreign exchange loss resulting from the 13.8% depreciation of the peso against the US dollar during the year, compared to a 4.8% appreciation recorded in 2001 resulting in an exchange gain that year. Because our interest obligations are entirely denominated in US dollars, the depreciation of the peso also increased interest expense by Ps.45.3 million for the year. As a result of a higher inflation rate in 2002 of 5.7% compared to a 4.4% inflation rate in 2001, gains from monetary position increased 47.5%.

     Net Loss

     We generated a net loss of Ps.2,084.0 million in 2002 compared to a loss of Ps.528.5 million in 2001. This result was due primarily to the larger operating loss and increased integral financing cost. Excluding the tower and fiber optic-related benefits, we would have reported a net loss of Ps.2,238.2 million in 2002 and Ps.1,004.7 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     The following table presents the sources of our revenues for the years ended December 31, 2000 and 2001:

	Year Ended December 31,

	2000		2001		Change

	Ps.	%	Ps.	%	%

	(In millions of constant pesos as of December 31, 2002,
		except percentages)
Service revenues	5,497.5	90.8	5,955.5	90.3	8.3
Telephone equipment and other revenues	558.8	9.2	641.7	9.7	14.8

Total revenues	6,056.3	100.0	6,597.2	100.0	8.9

The table below presents service revenues by source for the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2000(1)		2001(1)		Change

	Ps.	%	Ps.	%	%

	(In millions of constant pesos as of December 31, 2002,
		except percentages)
Airtime(2)	2,677.8	48.7	3,002.8	50.4	12.1
Monthly fees	1,808.2	32.9	1,842.4	30.9	1.9
Long Distance	562.5	10.2	686.4	11.5	22.0
Value-added services and in-roaming(3)	448.9	8.2	423.9	7.2	(5.6)

Total service revenues	5,497.4	100.0	5,955.5	100.0	8.3

(1)	Figures include intercompany eliminations.

(2)	Airtime includes amounts billed to other carriers for incoming minutes under CPP, additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.

(3)	Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell’s cellular magazines, as well as in-roaming service revenue. Does not include charges for related airtime. Customers using value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

     We had 1,855,166 and 1,681,219 mobile wireless subscribers at December 31, 2001 and 2000, respectively.

     Prepaid subscribers increased 17.2% from 1,238,625 subscribers or 73.7% of total subscribers, at December 31, 2000 to 1,451,091 or 78.2% of total subscribers, at December 31, 2001. This figure includes 98,470 prepaid subscribers in Region 8 in southern Mexico as a result of our acquisition of Portatel which represented 6.8% of the total prepaid subscriber base at December 31, 2001. “Incoming calls only” prepaid customers, the substantial majority of whom generate little traffic, grew by 179.3% from 275,001 customers at December 31, 2000 to 768,076 at December 31, 2001. Revenues from these customers do not have certain costs associated with them which we incur in connection with postpaid customers, such as sales commissions, advertising and bad debt expenses. A prepaid customer is included as a customer if the customer’s telephone number remains activated at the end of the reporting period. During the third quarter 2001, we reduced the initial period for using an activated prepaid card from 185 days to 60 days effective July 1, 2001.

If a customer has not activated a new card or recharged the airtime in its account at the end of 60 days, the balance of the customer’s account becomes zero, and the customer loses the ability to make outgoing calls for an additional period of 305 days. During the third quarter 2001, we began to turn over “incoming calls only” prepaid customers who had reached the end of the additional 305-day period without activating a new card or otherwise recharging the airtime in their accounts.

     Postpaid subscribers decreased 8.7% from 442,594 subscribers or 26.3% of total subscribers at December 31, 2000 to 404,075 subscribers or 21.8% of total subscribers at December 31, 2001. This figure includes 15,112 postpaid subscribers in Region 8 in southern Mexico. Without including the Region 8 postpaid subscribers as of December 31, 2001, the decrease would have been 12.1% from period to period. The December 31, 2001 postpaid subscriber data includes approximately 37,972 public telephony numbers that have been considered postpaid customers since January 1, 2000.

     Total service revenues increased by 8.3% from Ps.5,497.5 million in 2000 to Ps.5,955.5 million in 2001 and represented 90.8% and 90.3% of total revenues in 2000 and 2001 respectively. Revenues increased primarily as a result of total subscriber growth, greater usage as a result of the digitalization of the postpaid subscriber base and traffic growth.

     Monthly fees from postpaid subscribers grew by 1.9% from Ps.1,808.2 million in 2000 to Ps.1,842.4 million in 2001. Monthly fees increased notwithstanding an increase in the number of lower-end subscribers in 2001. Airtime revenues increased 12.1% from Ps.2,677.8 million in 2000 to Ps.3,002.8 million in 2001, primarily as a result of traffic growth related to calling party pays and greater usage by postpaid subscribers. Long distance cellular revenue increased by 22.0% from Ps.562.5 million in 2000 to Ps.686.4 million in 2001. This growth is the result of higher usage by the subscriber base.

     Average monthly MOUs for all subscribers for 2001 (excluding “incoming calls only” prepaid customers) were 117, an increase of 24.5% as compared to the average monthly MOUs of 94 in 2000. MOUs among postpaid customers increased by 1.6% from 246 in 2000 to 250 in 2001. MOUs among prepaid customers also increased by 40.6% from 32 in 2000 to 45 in 2001. This increase in MOUs was driven by traffic growth and greater usage by the total prepaid subscriber base and the reduction of the period within which to use the prepaid card from 180 days to 60 days.

     Nominal average monthly cellular revenue per subscriber for all subscribers (excluding “incoming calls only” prepaid customers) increased 14.9% from Ps.322.0 in 2000 to Ps.370.0 in 2001. The increase was driven mainly by higher usage by the subscriber base, increased traffic growth and the reduction of the period within which to use the prepaid card from 180 days to 60 days.

     Postpaid subscriber churn increased to an average monthly level of 3.8% in 2001 from 3.5% in 2000. We have adopted strict collection procedures to reduce the bad debt expense and have implemented new activation policies and retention programs.

     Telephone Equipment and Other Revenues. Telephone equipment and other revenues increased 14.8% from Ps.558.8 million in 2000 to Ps.641.7 million in 2001. The 14.8% increase in these revenues resulted mainly from increased out roaming fees.

     Cost of Sales

     Total cost of sales increased 5.0% from Ps.1,923.9 million in 2000 to Ps.2,019.4 million in 2001. As a percentage of total revenues, cost of sales decreased to 30.6% in 2001 from 31.8% in 2000.

     Cost of Services. As a percentage of total revenues, cost of services decreased to 24.6% in 2001 from 25.6% in 2000. Cost of services increased 4.7% from Ps.1,547.6 million in 2000 to Ps.1,619.7 million in 2001. The increase was primarily driven by the higher access costs paid to other carriers due to increased mobile-to-mobile CPP traffic as well as lease costs following the sale of certain transmission towers in 2001. See Item 5 — “Tower Monetization.” Partially offsetting those items were the reduction of interconnection rates in January 2001, the more efficient use of our fiber network and the one-time adjustment in provisions of gross cellular airtime revenues payable to the Mexican government.

     Cost of Telephone Equipment and Other. Cost and telephone equipment and other increased 6.2% from Ps.376.3 million in 2000 to Ps.399.6 million in 2001 primarily due to the three-month consolidation of Portatel, partial subsidizing of telephones sold to prepaid customers and an increase in accessory obsolescence charges. As a percentage of the telephone equipment and other revenues, the cost of telephone equipment and other decreased to 62.3% in 2001 from 67.3% in 2000. The cost of a cellular handset given to a postpaid customer is amortized over 12 months, the average length of our cellular contract, instead of being immediately expensed in the period in which the customer receives the telephone.

     Operating Expenses

     Operating expenses increased 7.9% from Ps.2,033.6 million in 2000 to Ps.2,195.1 million in 2001. As a percentage of total revenues, operating expenses slightly decreased from 33.6% in 2000 to 33.3% in 2001. As a percentage of total revenues, sales and advertising expenses decreased to 24.0% in 2001 from 24.6% in 2000. In peso terms, sales and advertising expenses increased 6.2% from Ps.1,490.4 million in 2000, to Ps.1,582.5 million in 2001, primarily because of higher television advertising rates as well as expenses incurred in connection with the consolidation of Region 8 cellular service into our business. General and administrative expenses increased 12.8% from Ps.543.3 million in 2000 to Ps.612.5 million in 2000, due to lower capitalization of engineering expenses, higher consulting and vendor fees as well as charges associated with the consolidation of Portatel, the provider of cellular service in Region 8 which we acquired. As a percentage of total revenues, general and administrative expenses increased slightly to 9.3% in 2001 from 9.0% in 2000.

     Other Income

     We had other income of Ps.325.4 million in 2001 mainly as a result of the sale of 244 towers to MATC Celular. The same towers were leased back from MATC Celular by our subsidiary Iusacell Arrendadora, S.A de C.V. See “— Tower Monetization.”

     Depreciation and Amortization

     In 2001, management completed a review of its depreciation and amortization policies related to certain analog and digital network equipment and postpaid handsets. The aim of the study was to align the estimated remaining useful lives of those assets with current international benchmarks. As a result of the review, a change in the weighted estimated useful life of the network assets was made. The weighted average useful life for the network equipment was extended to 10 years, compared to the 8.7 years previously used. With regard to the amortization of postpaid handset costs, we shortened the average amortization period from 18 months to 12 months. Depreciation and amortization expenses increased 8.7% from Ps.2,546.3 million in 2000 to Ps.2,768.5 million in 2001, primarily due to the higher postpaid handset amortization expense in 2001.

     Operating Loss

     We reported an operating loss of Ps.60.3 million in our Consolidated Financial Statements in 2001, compared to an operating loss of Ps.447.4 million in 2000. The decreased operating loss was attributable to the benefit resulting from the sale of our towers. Without considering this benefit, our operating loss for 2001 would have been Ps.385.7 million.

Integral Financing Results

     We recorded an integral financing cost of Ps.335.3 million in 2001 compared to an integral financing cost of Ps.579.8 million in 2000. The lower cost was attributable to several factors. Net interest expense decreased by 17.7% from Ps.1,038.5 million in 2000 to Ps.854.8 million in 2001 as a result of lower interest rates and a stronger peso which appreciated by 4.8% against the U.S. dollar from December 31, 2000 to December 31, 2001. Due to the appreciation of the peso, we recorded a foreign exchange gain of Ps.237.6 million in 2001 compared to a foreign exchange loss of Ps.17.7 million in 2000. We posted a lower gain in monetary position of Ps.281.8 million in 2001 compared to a gain of Ps.476.4 million in 2000 due to the effect on our net peso liability position of the lower period-over-period inflation rate of 4.4% in 2001 compared to 8.9% in 2000.

     Net Loss

     As a result of the factors described above, our net loss was Ps.528.5 million in 2001 compared to a net loss of Ps.1,186.5 million in 2000.

     Income Tax, Asset Tax and Employees’ Profit Sharing

     Beginning January 1, 1999, as a result of Mexican Income Tax Law amendments, we must limit our tax consolidation to 60% of all our subsidiaries, except for six entities (Iusatel, S.A. de C.V., Iusatelecomunicaciones, S.A. de C.V., Infotelecom, S.A. de C.V., Iusacell PCS, S.A. de C.V., Iusacell PCS de México, S.A. de C.V. and Punto-a-Punto Iusacell, S.A. de C.V.) which are not included in our annual consolidated income tax return (although they are consolidated for financial reporting purposes), because we do not hold at least 51% of the voting shares of such subsidiaries.

     In December 2000, the Mexican Finance Ministry (Secretaría de Hacienda y Crédito Público) ruled that we could prepare consolidated tax returns for ourselves and the subsidiaries in which we hold a majority of voting shares and thereby apply our net operating loss carryforwards against our and such subsidiaries’ profits. In April 2001, the Mexican Finance Ministry ruled that Iusacell Celular’s net operating loss carryforwards could be transferred to Iusacell, so that Iusacell could apply such net operating loss carryforwards against its and its majority-owned subsidiaries’ tax result.

     Iusacell and its subsidiaries pay an alternative net asset tax, which is levied on the average value of substantially all assets less certain liabilities. This tax, which is 1.8% of the taxable base, is required to be paid if the amount of the asset tax exceeds the computed income tax liability. We provided for Ps.165.2 million, Ps.154.7 million and Ps.111.2 million as asset tax for 2000, 2001 and 2002 respectively. These taxes may be applied in subsequent years against income tax payments, to the extent income tax liabilities for such years exceed the net asset tax calculation. Due to net losses, we paid no income taxes in 2001 and 2002 and paid the asset taxes specified above. In 2000, as a result of the new tax consolidation rules, we paid Ps.47.4 million in income taxes as well as the asset tax specified above, even though Iusacell recorded a net loss on a fully consolidated basis. In 2002, due to the change in the statutory income tax rate which became effective annually in 2003, Iusacell and its subsidiaries reduced the deferred tax asset in 2002, resulting in a provision of deferred income tax of Ps.9.3 million. See Note 12 to the Consolidated Financial Statements for a discussion of our tax loss carryforwards.

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

New Mexican Accounting Pronouncements

     In November 2001, the MIPA issued the revised Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (Bulletin C-9), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure for commitments. The revised Bulletin C-9 states that (i) all contingent assets that have a practical true realization must be accounted for and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization and cannot be accounted for in the financial statements are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant fixed assets additions. The provisions of Bulletin C-9 were required to be applied beginning on January 1, 2003, although early adoption was recommended.

     In addition, in December 2001, the MIPA issued revised Bulletin C-8, “Intangible Assets” (Bulletin C-8), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they can be classified as development costs. Bulletin C-8 requires that intangible assets with finite useful lives should be amortized over their useful lives and those with an indefinite life should no longer be amortized. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003.

     Management is currently evaluating the impact that the adoption of these bulletins will have on our financial statements.

U.S. GAAP Reconciliation

     The principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell are the adjustment for the effects of inflation, minority interest, purchase accounting, deferred income taxes, capitalization of pre-operating costs, derivative financial instruments, provisions for consolidation of facilities and accounting for non-monetary exchanges, capitalized interest, goodwill and indefinite-lived intangible assets amortization and sale-leaseback transactions. See Note 23 to the Consolidated Financial Statements for a reconciliation to U.S. GAAP of stockholders’ equity and net profit (loss) for the respective periods presented.

New U.S. Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of tangible long-lived asset retirement obligations and their associated asset retirement costs. SFAS 143 is effective for fiscal years beginning after June 30, 2002.

     In April 2002, the FASB issued SFAS No. 145 “Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections.” As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB No. 30. Gain and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified on a go forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of this statement with regard to SFAS 4 will be effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit on Activity (Including Certain Costs incurred in Restructuring)”. EITF Issue No. 94-3 required accrual of liabilities related to exit and disposal activities at a plan (commitment) date. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.

     FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees”, (FIN 45) was issued on November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modifies after December 31,2002. In addition, FIN 45 requires certain additional disclosures.

     SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123”, was issued on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation”, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

     In January 2003, the FASB issued Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation. We are presently evaluating the impact, if any, that this new standard will have on its financial position or results of operations.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003.

     In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption.

     We are presently evaluating the impact, if any, that these new standards will have on our consolidated financial statements.

Critical Accounting Policies and Estimates

     We have identified certain key accounting policies on which our consolidated financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for revenue recognition, allowance for doubtful accounts, the evaluation of long-lived assets, property plant and equipment, goodwill, and deferred taxes. For a full description of all of our accounting policies, see Notes 4 and 23 to the Consolidated Financial Statements included in this Annual Report.

     There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	It requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate, and

•	Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

     Revenue Recognition

     Cellular airtime is recorded as revenue as service is provided. Until December 31, 2001, revenue from the sale of prepaid cards was recognized at the date of sale. We had recognized the revenue on the sale of prepaid cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepaid cards was not significant, i.e., approximately one to one-and-a-half months, and it was not material to results of operations for 2001 and 2000. Starting January 1, 2002, we started to recognize revenue from the sale of the prepaid cards as service is provided because the increasing length of the average consumption period for such prepaid cards. Revenues from the sale of prepaid cards associated with services that have not been provided are deferred until the services are provided and are included in the line item “taxes and other payables” in the accompanying consolidated balance sheets. Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

     Allowance for Doubtful Accounts

     The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. We consider a number of factors in determining the proper level of the allowance including historical collection experience, current economic trends, the aging of the accounts receivable portfolio and changes in the credit-worthiness of our customers. Systems to detect fraudulent call activity are in place within our network, but if these systems fail to identify such activity, we may realize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customers’ trends or any of the above mentioned factors could materially affect our bad debt expense.

     Evaluation of Long-Lived Assets

     We have recognized on our balance sheets certain long-lived assets and capitalized costs including goodwill, property, plant and equipment, pre-operating expenses and Telmex special projects. These assets are assigned useful lives which impact annual depreciation and amortization expense, the assignment of which involves significant judgments and estimates. These long-lived assets are evaluated for impairment on a periodic basis and we recognize an impairment to the extent we believe that the carrying value is no longer recoverable from future cash flows. Factors we take into consideration include the future undiscounted cash flows to be generated by the assets and the possible impact that inflation may have on our ability to generate cash flow since, with inflation accounting, the carrying value is restated for inflation prior to performing an impairment analysis. Key assumptions we evaluate in preparing an undiscounted cash flow analysis include inflation, currency fluctuations and future revenue growth. The use of different estimates or assumptions within our undiscounted cash flow model could result in undiscounted cash flows lower than the current carrying value of our assets, therefore requiring the need to compare the carrying values to their fair values. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in future periods due to factors outside of our control (including shareholder strategic decisions) . Should these factors adversely change in future periods, we would be required to reevaluate the carrying value of our long-lived assets and cash flow impairment calculations could possibly change.

     Property, Plant and Equipment

     We depreciate property, plant and equipment and other intangible assets with a definite life using straight-line methods over the period of time we estimate we will benefit from each asset.

     Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, we were required to reassess the useful lives of our other intangible assets, which consist primarily of Mexican government telecommunications concessions (“Concessions”). Although Concessions are issued with a stated term, the renewal of specific Concessions is a routine matter involving a nominal fee and we have determined that regulatory, competitive, and economic, factors currently exist that limit the useful life of our Concessions. Prospectively, we will continue to periodically re-evaluate our determination of an indefinite useful life with regard to Concessions.

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

     During the second quarter of 2001, we completed a technical review of the remaining useful lives of certain analog and digital network equipment. As a result, the weighted-average useful life for certain communications equipment is now ten years compared with the previous 8.7 years. This change represented a reduction of approximately Ps.477,764.0 in depreciation expense for 2001. The average annual rates of depreciation used by us are as follows:

	2002	2001
	(%)	(%)

Buildings and facilities	4	4
Communications equipment	10	10
Furniture and fixtures	10	10
Transportation equipment	17	17
Computer equipment	29	29
Cellular rental telephones	25	25

     We do not capitalize integral financing cost for assets under construction, unless the integral financing cost generated by loans are directly attributable to those assets. For the years ended December 31, 2002, 2001 and 2000, we did not capitalize integral financing cost.

     Investments in associated companies are accounted for using the equity method based on the associated company’s equity and are adjusted for the effects of inflation in accordance with Bulletin B-10.

     Goodwill

     Under Mexican GAAP, we amortize goodwill on a straight-line basis over a period of 20 years. For a discussion of goodwill under U.S. GAAP, see Note 23g. to the Consolidated Financial Statements.

     Deferred Taxes

     We have recorded a net deferred tax asset mainly reflecting the benefit of tax loss carry forwards, which expire in varying amounts in the future. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry forwards. Although realization is not assured, management believes it is more likely than not that a portion of the net deferred tax asset will be realized based on our business plan estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded. Although we feel we will use our tax loss carry forwards, given the fact that we’ve experienced significant losses, a valuation allowance for a majority of the asset has been recognized. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in future periods due to factors outside of our control (including shareholder strategic decisions). Should these factors adversely change in future periods, we would be required to reevaluate the recoverability of the net deferred tax assets.

     Our estimate of future taxable income is based primarily on and supported by (i) additional increases in revenues generated by the CPP feature with an important taxable operating margin, (ii) the change in Mexican income tax law to increase the useful lives for network equipment from 3.3 years to 12.5 years, representing an important decrease in depreciation expense for income tax purposes and (iii) an increase in 2002 of the potential effects of additional cost cutting. We will continue to evaluate our deferred tax asset every year.

B. LIQUIDITY AND CAPITAL RESOURCES

     As part of the equity recapitalization and restructuring of Iusacell completed in August 1999, Iusacell acquired 99.5% of the capital stock of Iusacell Celular. Prior to that time, Iusacell had nominal assets and no operations, indebtedness or liabilities. As a result of a second exchange offer launched in the United States by Iusacell for the remaining Iusacell Celular ADSs, which was completed on February 29, 2000, Iusacell held 99.9% of the capital stock of Iusacell Celular. On March 30, 2001, Iusacell Celular’s shareholders approved a 30,000 to 1 reverse stock split, which became effective in May 2001. As a result of such transactions, Iusacell now holds 100% of the capital stock of Iusacell Celular.

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

     Funds from operating activities and sales of non-strategic assets have not been sufficient to enable us to make the interest payment on the Iusacell senior notes which was due on June 1, 2003. In addition, funds will not be sufficient to meet our debt service and principal amortization requirements, working capital requirements and capital expenditure needs for our existing businesses through 2003. We have engaged Morgan Stanley as our financial advisor to assist us in developing a comprehensive debt restructuring plan. We are still in the process of developing such a plan and have not yet presented a restructuring plan to our creditors.

     Our future operating performance and ability to service and repay our indebtedness will be subject to many factors, including a successful debt restructuring, future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

     Changes in Financial Position

     Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new equity and debt financing, vendor financing and borrowings and equity contributions for our principal shareholders to meet such funding needs. For the years ended December 31, 2001 and 2002, our earnings were insufficient to cover our fixed charges by Ps.279.6 million (U.S.$26.8 million) and Ps.2,945.9 million (U.S.$282.6 million), respectively.

     Total Iusacell debt, including notes payable to suppliers, was Ps.8,586.3 million (U.S.$823.6 million) at December 31, 2002. At December 31, 2001, Iusacell’s average cost of outstanding bank debt was approximately 9.95%, with a remaining average maturity of approximately 2.9 years. At December 31, 2002, Iusacell’s ratio of debt to total capitalization was 61.6% compared to 51.5% at December 31, 2001.

     Iusacell Celular’s liquidity has been provided by cash from operations, short and long-term borrowings, vendor financing and capital contributions. Total Iusacell Celular debt, including trade notes payable, was Ps.4,464.1 million (U.S.$428.2 million) outstanding at December 31, 2002, 4.4% higher in pesos than the total debt of Ps.4,275.1 million (U.S.$410.1 million) outstanding at December 31, 2001. At December 31, 2002, Iusacell Celular’s average cost of outstanding bank debt was approximately 6.3%, with a remaining average maturity of approximately 2.0 years. At December 31, 2002, Iusacell Celular’s ratio of debt to total capitalization was 36.4% compared to 32.2% at December 31, 2001.

     Cash Flows From Operating Activities

     We generated positive cash flows from operating activities in the year ended December 31, 2001, but used cash in operating activities in the year ended December 31, 2002. Net cash used by operating activities was Ps.489.0 million (U.S.$46.9 million) for 2002 compared to Ps.2,176.7 million (U.S.$208.8 million) generated in 2001. The decrease in 2002 resulted primarily from a Ps.1,562.4 million (U.S.$149.9 million) larger loss from continuing operations than in 2001, caused primarily by a Ps.1,177.8 million (U.S.$113.0 million) increased integral financing cost and by a Ps.397.0 million (U.S.$38.1 million) increased operating loss, net of a decrease in depreciation and amortization expense of Ps.521.5 million (U.S.$50.0 million), and a decrease in resources used in working capital of Ps.654.4 million (U.S.$62.8 million).

We generated positive cash flows from operating activities in the year ended December 31, 2000, of Ps.1,573.6 million (U.S.$150.9 million).

     Cash Flows from Financing Activities

     For the year ended December 31, 2002, net cash provided by financing activities amounted to Ps.628.9 million (U.S.$60.3 million) compared to Ps.396.9 million (U.S.$38.1 million) for the year ended December 31, 2001. The increase was mainly attributable to a decrease in the principal payments on long-term debt of Ps.3,260.6 million (U.S.$312.8 million), partially offset by a decrease in the proceeds received from long-term debt of Ps.1,981.7 million (U.S.$190.1 million) and a decrease of Ps.985.5 million (U.S.$94.5 million) from contributions from our shareholders. Both figures, payments and proceeds, were materially affected by a significant foreign exchange loss in 2002. Net cash provided by financing activities in 2000 was Ps.822.2 million (U.S.$78.9 million). The decrease in 2001 from 2000 was mainly due to a decrease in the principal payments on long term debt of Ps.2,040.7 million (U.S.$195.8 million) and a decrease in the proceeds received from the 2000 rights and primary offering of Ps.1,695.6 million (U.S.$162.6 million), partially offset by an increase in the proceeds received from long term debt of Ps.2,476.3 million (U.S.$237.5 million) and proceeds from the sale of capital stock in 2001 of Ps.985.5 million (U.S.$94.5 million)

     Cash Flows Used for Investing Activities

     Net cash used in investing activities was Ps.419.1 million (U.S.$40.2 million) in 2002. We purchased Ps.808.2 million (U.S.$77.5 million) of property and equipment in 2002. These purchases were partially offset by a release of a portion of the escrow account (described below) amounting to Ps.464.9 million (U.S.$44.6 million). Net cash used in investing activities was Ps.2,860.7 million (U.S.$274.4 million) in 2001 and was primarily attributable to purchases of Ps.3,384.3 million (U.S.$324.6 million) of property, equipment, the acquisition of Portatel and other assets including additional capital contributions to associated companies, which were partially offset by a release of a portion of the escrow account of Ps.523.5 million (U.S.$50.2 million).

     Net cash used in investing activities in 2000 was Ps.3,054.6 million (U.S.$293.0 million). In 2000, we made investments in an aggregate amount of Ps.3,590.9 million (U.S.$344.5 million). Substantially all of these expenditures were for the purchase of property, equipment and other assets. In connection with the issuance and sale of the Iusacell senior notes, we provided security for those notes in the form of a cash escrow account in the amount of Ps.536.3 million (U.S.$51.4 million) for fiscal year 2000.

     Tax Loss Carryforwards

     As of December 31, 2002, we had recorded a net deferred tax asset of Ps.163.9 million (U.S.$15.7 million) mainly reflecting the benefit of tax loss carryforwards, which expire in varying amounts between 2005 and 2012. Realization is dependent on generating sufficient taxable income prior to the expiration of the tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that a portion of the net deferred tax asset at December 31, 2002 will be realized based on our business plan estimate of future taxable income over the next five years in an amount sufficient to utilize such net deferred tax losses.

     Our estimate of future taxable income is based primarily on and supported by (i) additional increase in revenues generated by the CPP feature with an important taxable operating margin, (ii) the change in the income tax law to increase the useful lives for network equipment from 3.3 years to 12.5 years, representing an important decrease in depreciation expense for income tax purposes and (iii) an increase in 2003 of the potential effects of additional cost cutting.

     The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

     As of December 31, 2002, we had a valuation allowance of Ps.903.6 million (U.S.$86.7 million), to reduce our deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carryforwards and tax credits. To the extent that the Mexican tax loss carryforwards cannot be used by our subsidiaries, 60% of such tax loss carryforwards can be used to offset our future consolidated income.

     At December 31, 2002, we had net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings of Ps.5,431.1 million (U.S.$521.0 million) expiring in various amounts from 2005 through 2012. See Note 12 to the Consolidated Financial Statements.

     Capital Expenditures

     In 2003 and 2004, we expect to make capital expenditures to expand our network infrastructure, expand our cellular and long distance networks, continue the expansion of our PCS networks in Regions 1 and 4 in northern Mexico, enhance our billing and customer care systems, and support existing operations and new business opportunities. The degree and timing of capital expenditures will remain strongly dependent on the nature, timing and success of our debt restructuring efforts, the competitive environment and economic developments in Mexico, including inflation and exchange rates, the timing of regulatory actions and on the availability of new funding from suitable debt and/or equity financing.

     If we acquire additional mobile wireless concessions in Mexico, we may be required to increase our capital expenditure budget. We would expect to finance these capital expenditures through a combination of debt and vendor financing, equity capital and operating cash flow.

     We expect capital expenditures for 2003 and 2004 to total approximately U.S.$270.0 million, not including amounts in respect of capitalized interest. We expect to make capital expenditures of approximately U.S.$85.0 million in 2003, including up to U.S.$62.0 million to expand and develop our cellular network.

     During the first quarter of 2003, we invested approximately U.S.$1.0 million in our cellular regions to expand our coverage. The remaining U.S.$22.0 million will be used in system and quality upgrades.

     Total capital expenditures in 2002 were U.S.$87.6 million. Of this amount, approximately U.S.$58.2 million was used primarily for the development of the wireless network in central regions and to construct new and remodel existing customer sales and service centers. The balance of U.S.$29.4 million was primarily:

•	invested in developing and launching PCS services in the cities of Tijuana and Monterrey in Regions 1 and 4; and

•	used to develop and increase the quality of the wireless network in the recently acquired Region 8 in southern Mexico.

     Total capital expenditures in 2001 were U.S.$213.8 million of which approximately U.S.$189.8 million was used primarily for the development of our wireless network and to construct new and remodel existing customer sales and service centers. Approximately U.S.$175.0 million of this amount was used for the development of the Iusacell Celular wireless network.

     Capital expenditure amounts were derived using historical pesos translated at the exchange rate in effect at the end of the corresponding year.

Iusacell Contractual Obligations

     The following table outlines our obligations for payments under our indebtedness, including notes payable to suppliers, and operating leases for the periods indicated using balances as of December 31, 2002. The BNP Paribas facilities and the Harris facility are also obligations of our subsidiaries other than Iusacell Celular.

     We did not generate sufficient cash flows from our operations to make the June 1, 2003 U.S.$25.0 million interest payment on the Iusacell senior notes. As a result, we are currently in default under the Iusacell senior notes. For a more detailed discussion of the consequences of such default, please see Item 3, “Key Information — Risk Factors — We are in default of our obligations under the Iusacell senior notes which will enable the holders of such debt to accelerate our repayment obligations after the expiration of a grace period.” We have a 30-day grace period to make the payment before an event of default will occur. If we do not make such payment within that grace period, the holders of such notes will have the right to accelerate our obligations thereunder, which will cause an event of default under the terms of Iusacell Celular’s senior refinancing secured loan. As a result, the lenders under that loan will have the right to accelerate the loan, and if such lenders accelerate, an event of default under the Iusacell Celular senior notes will occur, permitting the holders of such notes to accelerate Iusacell Celular’s repayment obligations under the Iusacell Celular senior notes.

     The following table does not reflect as current the effects of our default under certain of our obligations, as such obligations have not yet been declared immediately due and payable. Depending on subsequent events and the progress of our restructuring efforts, we expect our payment obligations to change. See Note 24 to the Consolidated Financial Statements.

     Please see “— Iusacell Celular Contractual Obligations” for a separate discussion of Iusacell Celular’s debt obligations, operating leases and other financing arrangements:

Payments due by Period

(Figures in thousands of U.S. Dollars as of December 31, 2002)

Iusacell Indebtedness(1)	2003	2004	2005	2006	2007	Thereafter	Total

Senior notes due 2006	–	–	–	350,000	–	–	350,000
BNP Paribas facilities:
GIEK-Guaranteed Loan	5,163	5,163	5,163	5,162	2,581	–	23,232
BNP Paribas (Oslo) Non-GIEK- Guaranteed Loan	2,278	1,138	–	–	–	–	3,416
GTE Venholdings B.V. Loan	7,800	–	–	–	–	–	7,800
Harris facility	1,189	2,125	4,152	2,963	–	–	10,429
Total indebtedness	16,430	8,426	9,315	358,125	2,581	–	394,877

Operating Leases(2)	2003	2004	2005	2006	2007	Thereafter	Total

MATC Celular	27,904	27,808	27,580	27,330	27,067	93,691	231,380
Buildings and others	12,303	9,984	8,513	7,946	6,457	17,121	62,325
Total operating leases	40,207	37,793	36,094	35,276	33,525	110,811	293,705

(1)	These amounts are principal payments.

(2)	These amounts include minimum lease payments.

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

     The terms of our and our subsidiaries’ debt impose significant operating and financial restrictions. These restrictions will affect, and, in many respects, significantly limit or prohibit, our ability and the ability of our subsidiaries to, among other things:

•	borrow money;

•	pay dividends on stock;

•	make capital expenditures and other investments;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Iusacell Long-Term Indebtedness

     Iusacell Senior Notes

     In December 1999, Iusacell issued U.S.$350.0 million of 14 1/4% senior notes due 2006 (the “Iusacell senior notes”) under an indenture dated as of December 16, 1999 among Iusacell, Bell Atlantic (which is now Verizon), and The Bank of New York, as trustee, (the “Iusacell indenture”). An amount of U.S.$133.6 million in proceeds from the issuance of the Iusacell senior notes was deposited in a security account for purposes of payment of the first six semiannual installments of interest thereon. The security account was closed upon the payment of the sixth semiannual installment in December 2002. In June 2000, substantially all of the Iusacell senior notes were exchanged for identical 14 1/4% senior notes due 2006, which we also refer to as the Iusacell senior notes and which are also governed by the Iusacell indenture, pursuant to an exchange offer registered with the SEC. The Iusacell indenture restricts the ability of Iusacell and its subsidiaries to incur indebtedness. Under circumstances involving a change of control of Iusacell or Iusacell Celular, we will be required to make an offer to repurchase the Iusacell senior notes.

     Our cash flow was not sufficient to meet a U.S.$25.0 million interest payment on the Iusacell senior notes that was due on June 1, 2003. If we do not make the payment within the 30-day payment grace period, the holders of the Iusacell senior notes will have the right to accelerate the outstanding principal and accrued and unpaid interest on such notes.

     BNP Paribas Facilities

     In July 2000, our subsidiary Iusacell Infraestructura, S.A. de C.V. entered into financing agreements for the purpose of purchasing NERA microwave transmission equipment consisting of:

•	a seven-year senior amortizing term facility in the principal amount up to U.S.$30.5 million, guaranteed by the Export Import Bank of Norway, which we refer to as the GIEK-Guaranteed Facility; and

•	a four-year senior loan in the principal amount up to U.S.$5.4 million, which we refer to as the Non-GIEK-Guaranteed Loan.

     The GIEK-Guaranteed Facility bears interest at six-month LIBOR plus 0.6%. The Non-GIEK Guaranteed Loan bears interest at six-month LIBOR plus 2.0%. We guarantee the obligations of our subsidiary under both of these facilities. As of December 31, 2002, our subsidiary had drawn down U.S.$25.8 million in principal under the GIEK-Guaranteed Facility and U.S.$4.6 million in principal under the Non-GIEK-Guaranteed Loan. On December 16, 2002 a payment of U.S.$3.7 million was made under these facilities, leaving an outstanding debt of U.S.$26.6 million at that date. Our subsidiary obtains the funds to pay the interest and principal on this purchase money debt through rental payments made to it by Iusacell Celular and its subsidiaries for such microwave transmission equipment.

     GTE Venholdings B.V. Loan

     On May 8, 2001, we signed a U.S.$7.8 million promissory note in favor of GTE Venholdings B.V. that accrues interest at an annual rate equal to 11.5%, and was scheduled to mature on May 8, 2003. On May 8, 2003, we extended the maturity date to November 8, 2003. No other provisions were amended under such promissory note. The proceeds from the issuance of this note were used to complete the funding of the acquisition of Portatel.

     Harris Facility

     In August 2000, our subsidiary Iusacell Infraestructura de México, S.A. de C.V. entered into a purchase framework agreement for the purpose of purchasing Harris microwave equipment. This vendor financing consisted of a five-year senior amortizing term loan facility in the principal amount of up to U.S.$6.9 million, with interest accruing at a rate of the average term LIBOR plus 1.25%. This agreement was amended in both June and July 2001 to increase the amount to U.S.$10.3 million and modify the interest rate to the average term LIBOR plus 3.50%, and was amended again in December 2001 to increase the amount to U.S.$10.9 million. We guarantee the obligations of our subsidiary under this facility. As of December 31, 2002, our subsidiary had drawn down U.S.$10.4 million in principal under this facility, all of which was outstanding on that date. Our subsidiary obtains the funds to pay the interest and principal on this purchase money debt through rental payments made to it by Iusacell Celular and its subsidiaries for such microwave transmission equipment.

     Building and Others

     Building and others consisted of operating leases for our administrative offices, sales branches and service facilities. Building leases are peso-denominated and contain escalation clauses for inflation. The amounts in the table represent the future annual minimum rental payments on leases current at December 31, 2002.

Iusacell Celular Contractual Obligations

     The following table outlines Iusacell Celular’s obligations for payments under its indebtedness, including notes payable to suppliers and operating leases for the periods indicated using balances as of December 31, 2002.

     Iusacell did not generate sufficient cash flows from its operations to make the June 1, 2003 U.S.$25.0 million interest payment on the Iusacell senior notes. Iusacell has a 30-day grace period to make the payment before an event of default will occur. If Iusacell does not make such payment within that grace period, the holders of such notes will have the right to accelerate Iusacell’s obligations thereunder, which will cause an event of default under the terms of Iusacell Celular’s senior refinancing secured loan. As a result, the lenders under that loan will have the right to accelerate the loan, and if such lenders accelerate, an event of default under the Iusacell Celular senior notes will occur, permitting the holders of such notes to accelerate Iusacell Celular’s repayment obligations under the Iusacell Celular senior notes.

     The following table does not reflect as current the effects of Iusacell’s default under certain of its obligations, as such obligations have not yet been declared immediately due and payable. Depending on subsequent events and the progress of our restructuring efforts, we expect Iusacell Celular’s payment obligations to change. See Note 24 to the Consolidated Financial Statements.

Payments due by Period

(Figures in thousands of U.S. Dollars as of December 31, 2002)

Iusacell Celular Indebtedness(1)	2003	2004	2005	2006	2007	Thereafter	Total

Senior notes due 2004	—	150,000	—	—	—	—	150,000
Senior refinancing secured loan	—	99,608	132,811	33,203	—	—	265,622
Short-term credit lines:
Banco Santander Mexicano	12,000	—	—	—	—	—	12,000
Total indebtedness	12,000	249,608	132,811	33,203	—	—	427,622
Iusacell Celular Indebtedness(1)	2003	2004	2005	2006	2007	Thereafter	Total

MATC Celular	10,398	10,302	10,074	10,054	10,054	29,126	80,008
Buildings and others	11,174	9,264	8,003	7,136	6,229	16,638	58,444
Total operating leases	21,571	19,566	18,078	17,190	16,282	45,764	138,452

(1)	These amounts include principal payments.

(2)	These amounts include the minimum lease payments.

Iusacell Celular Long-Term Indebtedness

     Iusacell Celular Senior Notes

     In July 1997, Iusacell Celular issued U.S.$150.0 million of its 10% Senior Notes due 2004 (the “Iusacell Celular senior notes”), under an indenture dated as of July 25, 1997 among Iusacell Celular, the subsidiaries of Iusacell Celular guaranteeing the Iusacell Celular senior notes and First Union National Bank (now Wachovia Bank National Association), as trustee, which we refer to as the Iusacell Celular indenture. Substantially all of the Iusacell Celular senior notes were exchanged in January 1998 for identical 10% Senior Notes due 2004, which we also refer to as the Iusacell Celular senior notes and which are also governed by the Iusacell Celular indenture, pursuant to an exchange offer registered with the SEC.

     The Iusacell Celular indenture limits the ability of Iusacell Celular to make dividend payments to Iusacell. In addition, it restricts the ability of Iusacell Celular and its principal subsidiaries to incur indebtedness.

     In connection with the senior refinancing secured loan described below, Iusacell Celular was required, under the terms of the Iusacell Celular indenture, to equally and ratably secure all amounts due under the Iusacell Celular senior notes by a second priority lien on its cellular concessions and certain equipment.

     Senior Refinancing Secured Loan

     On March 29, 2001, Iusacell Celular completed the refinancing of its senior secured credit facility by entering into an Amended and Restated Senior Secured Credit Loan Agreement, which we refer to as the senior refinancing secured loan, which consists of:

•	a Tranche A Loan in an aggregate principal amount of U.S.$189.8 million for the purpose of refinancing existing indebtedness under the senior secured credit facility and under a certain bridge loan, the proceeds of which were used to make a principal amortization payment under the senior secured credit facility in January 2001; and

•	a Tranche B Loan in an aggregate principal amount of U.S.$75.8 million for the purpose of paying existing indebtedness under certain Eximbank facilities and under a certain bridge loan, the proceeds of which were used to make a principal amortization payment under the Eximbank facilities in January 2001.

     The senior refinancing secured loan bears interest at a rate per annum equal to one-, two-, three- or six-month LIBOR (at Iusacell Celular’s option) plus a spread ranging from 1.75% to 2.25%, depending on Iusacell Celular’s leverage ratio. Iusacell Celular’s obligations under the senior refinancing secured loan are unconditionally guaranteed, jointly and severally, by the principal operating subsidiaries of Iusacell Celular and its subsidiaries holding cellular concessions and are secured by a pledge of substantially all the capital stock and equity interests held by Iusacell Celular and substantially all assets used in connection with or related to such cellular concessions. Upon the acquisition of Portatel, the cellular concession covering Region 8 was mortgaged under this loan, and all capital stock and equity interests of Portatel were pledged under this loan.

     The senior refinancing secured loan begins amortizing on May 31, 2004 in equal quarterly amounts and matures on February 28, 2006. However, in the event that the Iusacell Celular senior notes have not been refinanced by March 31, 2004, the outstanding amount of the senior refinancing secured loan will become due on that date.

     Loan Covenant Waivers and Modifications

     On December 7, 2001, Iusacell Celular and the lenders entered into an amendment and waiver to the senior refinancing secured loan, which we refer to as the first amendment and waiver, to permit Iusacell Celular to (i) create liens encumbering initial deposits and margin deposits securing indebtedness under any interest rate protection agreement or other interest hedging agreement up to the principal amount of indebtedness of Iusacell Celular and its subsidiaries with floating rates of interest; (ii) make loans or advances to Iusacell (in lieu of paying dividends) at such times and in such amounts as necessary to permit Iusacell to pay scheduled interest (including any related tax gross-up amount) and principal payments when due in respect of the Iusacell senior notes; and (iii) make loans or advances to Iusacell (in lieu of paying dividends) in an amount not exceeding U.S.$5.0 million to discharge other liabilities of Iusacell incurred in the ordinary course of business, so long as an event of default has not occurred under the senior refinancing secured loan.

     During the first half of 2003, Iusacell Celular exceeded the permitted leverage ratio (as defined in the senior refinancing secured loan) of 2.50.

     In March 2003, Iusacell Celular received notice from the lenders of the occurrence of two defaults under the senior refinancing secured loan. One default occurred as a result of Iusacell Celular’s failure to notify the lenders that Iusacell Celular had opened and closed several bank accounts related to its telecommunications business. The other default occurred as a result of Iusacell Celular’s failure to notify the lenders that Iusacell Celular had failed to register a mortgage on certain assets of Portatel with the Telecommunications Registry, which is maintained by the SCT. Iusacell Celular has since registered the mortgage and requested, but has not yet received, the consent of the lenders with respect to the opening and closing of those bank accounts.

     On April 28, 2003, Iusacell Celular and the lenders entered into a temporary amendment and waiver to the senior refinancing secured loan, which we refer to as the second amendment and waiver, to increase the permitted leverage ratio under the senior refinancing secured loan from 2.50 to 2.70. Under the second amendment and waiver, Iusacell Celular temporarily agreed not to make any restricted payment, loan or advance to, or repay any loan or advance from any affiliate, provided that if Iusacell Celular or any of its subsidiaries makes any payment on the principal of any indebtedness (as defined in the senior refinancing secured loan), Iusacell Celular or the relevant subsidiary will simultaneously prepay a pro rata amount outstanding under the senior refinancing secured loan. On May 22, 2003, the second amendment and waiver was extended until June 13, 2003.

     On June 12, 2003, the second amendment and waiver was further extended until June 26, 2003. On June 26, 2003, if the second amendment and waiver is not further extended, Iusacell Celular will be in default of a financial ratio covenant under the senior refinancing secured loan, which will constitute an event of default under that loan as if the second amendment and waiver had never been executed.

     Credit Ratings

     Our credit ratings were lowered several times during 2002 by major credit rating agencies. On July 29, 2002, Standard & Poor’s Ratings Services (Standard and Poor’s), a division of The McGraw-Hill Companies, Inc., lowered Iusacell’s foreign and local currency corporate credit ratings from BB to B+, with a negative outlook. On August 26, 2002, Moody’s Investors Service Inc. (Moody’s) downgraded Iusacell’s senior unsecured and issuer ratings from B1 to Caa2, Iusacell’s senior implied rating from Ba2 to B3 and Iusacell Celular’s senior unsecured rating from Ba2 to B3, all with a negative outlook. On November 5, 2002, Standard & Poor’s again lowered Iusacell’s foreign and local currency corporate credit rating from B+ to CCC+ and placed us on CreditWatch with negative implications. On November 15, 2002, Moody’s downgraded Iusacell’s senior unsecured and issuer ratings from Caa2 from C and Iusacell Celular’s senior unsecured rating from B3 to Ca.

     Most recently, on May 27, 2003, Standard & Poor’s announced that it had lowered Iusacell’s foreign and local currency corporate credit rating from CCC+ to CC, Iusacell Celular’s senior secured rating from CCC+ to CC and Iusacell Celular’s unsecured debt rating from CCC- to C. On June 3, 2003, Standard & Poor’s again lowered Iusacell’s foreign and local currency corporate credit rating from CC to D and Iusacell’s senior unsecured debt rating from C to D. At the same time, Standard & Poor’s affirmed Iusacell Celular’s senior secured rating at CC and Iusacell Celular’s senior unsecured debt rating at C. Subsequently, Standard & Poor’s withdrew all the ratings assigned to Iusacell and Iusacell Celular and their debt instruments.

     As a result of these actions, our ability to obtain short-term and long-term financing and the cost of such financing have been adversely affected.

Certain Hedging Activities

     On December 30, 1999, Iusacell Celular entered into a foreign exchange hedge using forward rate contracts to hedge its exchange rate exposure for U.S.$77.0 million, representing approximately 50% of the principal and interest payments on its indebtedness coming due over the period from April 2000 to April 2001. This transaction resulted in a U.S.$9.8 million loss. On November 22, 2000, Iusacell Celular entered into a second foreign exchange hedge using forward rate contracts for U.S.$15.0 million to hedge the interest payments on the Iusacell Celular senior notes coming due over the period from July 2001 to January 2002. This transaction resulted in a U.S.$1.7 million loss. On August 9, 2001, Iusacell Celular entered into a third foreign exchange hedge using forward rate contracts for U.S.$11.0 million of its indebtedness coming due over the period from November 2001 to November 2002. This transaction resulted in a U.S.$0.1 million loss.

     In August and October 2001, Iusacell Celular entered into a foreign exchange hedge using forward rate contracts to hedge 100% of the principal amount of U.S.$150.0 million and interest of U.S.$34.5 million on the Iusacell Celular senior notes. This hedge was intended to benefit from the strength of the U.S. dollar relative to the peso to mitigate foreign exchange exposure. This hedge would become due between July 2002 and July 2004. In October 2002, Iusacell Celular in order to improve liquidity by eliminating cash collateral requirements took advantage of a temporary weakness in the Mexican peso and opted to terminate the hedge transaction resulting in a U.S.$1.7 million loss.

     As of December 31, 2002, we did not have any forward rate contracts in place.

Interest Rate Collars

     In July 1998, Iusacell Celular entered into an interest rate collar agreement for a notional amount of U.S.$35.0 million until July 30, 2002. The collar agreement limited the maximum effective LIBOR cost to 6.12% if six-month LIBOR was lower than 7.12%, and 7.12% if LIBOR equaled or exceeded 7.12%. Iusacell Celular could participate in a decline in LIBOR to 5.30%.

     On February 26, 1999, Iusacell Celular entered into an additional interest rate collar agreement to limit the maximum interest rate, which must be paid on U.S.$15.0 million of its floating rate debt until July 30, 2002. This collar agreement limited the maximum effective LIBOR cost to 5.82% if six-month LIBOR was lower than 6.82%, and 6.82% if LIBOR equaled or exceeded 6.82%. Iusacell Celular could participate in a decline in LIBOR to 4.75%.

     For the year ended December 31, 2002, due to the significant decrease in the LIBOR interest rates, Iusacell Celular recognized additional interest expense of U.S.$1.0 million for the interest rate collars, which was offset by the lower interest expense on its floating rate debt.

     The U.S.$50.0 million aggregate notional amount of the above interest rate collar agreements did not quantify risk or represent assets or liabilities of Iusacell, but were used in the determination of cash settlements under the agreements.

Debt Restructuring

     In December 2002, we engaged Morgan Stanley as our financial advisor to assist us in developing a comprehensive debt restructuring plan. We are still in the process of developing such a plan and nothing has yet been presented to our creditors.

Recent Equity Offerings

     On August 10, 1999, we completed a comprehensive equity recapitalization and restructuring. As part of this transaction, we issued 23,596,780 new series V shares at a price of U.S.$1.05 per share in a primary offering and 18,405,490 new series V shares at a price of U.S.$0.70 per share in a rights offering. After commissions and expenses, we received net proceeds of approximately U.S.$33.7 million, which were used primarily for the acquisition of cellular network infrastructure equipment. In April and May 2000, we sold 10,529,700 American depositary shares representing series V shares at U.S.$15.125 per American depositary share. After commissions and expenses, we received net proceeds of approximately U.S.$153.0 million from these offerings, which we used primarily to fund investments in our cellular network as well as the first phase of our PCS network deployment in Regions 1 and 4 in northern Mexico. See Item 4, “Information on the Company — History and Development of the Company.”

     In November 2001, we completed a rights offering to holders of our outstanding series A and series V shares and series V American depositary shares raising an aggregate of U.S.$100.0 million. Iusacell’s principal shareholders, Verizon and Vodafone, subscribed for approximately U.S.$81.0 million of the offering. Verizon’s subscription included all of the series V shares offered to, but not subscribed for by, public shareholders. In the United States and Mexico, public shareholders subscribed to approximately U.S.$15.0 million and U.S.$4.0 million of the offering, respectively.

Tower Monetization

     In December 1999, Iusacell Celular entered into a series of agreements with MATC Celular. These agreements, which were amended in May 2002, among other things, gave MATC Celular the right to acquire approximately 350 existing Iusacell Celular non-strategic towers. We sold and leased back a total of 76 non-strategic towers to MATC Celular for approximately Ps.101.0 million in net gains in 2002. During 2001 and 2002, we sold and leased back a total of 320 non-strategic cellular towers to MATC Celular and fulfilled our contractual obligation under the existing agreements. Iusacell Celular has no further commitment with MATC Celular to sell additional towers. Iusacell Celular is leasing back the sold towers from MATC Celular and subleasing them to its operating subsidiaries.

Dividend Policy

     We have never paid dividends, and we currently have no plans to initiate dividend payments. In addition, the Iusacell indenture, the Iusacell Celular indenture and the senior refinancing secured loan limit both Iusacell’s and Iusacell Celular’s ability to pay dividends.

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

Price Increases and Rollbacks

     We have attempted, and continue to attempt, to exercise price leadership in the Mexican cellular market, with a strategy of increasing our prices to keep pace with inflation if economic and competitive conditions permit.

     In late March 1999, we raised airtime prices on our postpaid plans by approximately 12% on a weighted average basis and approximately 6% for prepaid customers. Our competitors also increased their prices.

     In mid-April 2001, after not having raised our fees for more than two years, we increased the regular monthly fees of our postpaid plans by approximately 4.5% on a weighted-average basis and the monthly fees for one-single rate service of our postpaid plans by approximately 15% on a weighted average basis. We also increased the airtime charges of one of our postpaid plans by 4.8%. These price increases have remained effective despite the fact that our competitors have not increased their prices. Our revenues will be adversely affected to the extent that our price increases cannot keep pace with inflation.

Regulatory Developments

     The Mexican authorities resolved several critical regulatory issues over the last several years and will likely continue to resolve additional important regulatory issues during 2003 which may have a material effect on Iusacell’s financial condition and results of operations.

     Local Interconnection

     On November 27, 1998, COFETEL issued a resolution which established the per-minute interconnection rate for telephone calls made from wireless customers to wireline customers at Ps.0.2573 per full minute payable on a per-second basis, which will be indexed on a monthly basis for inflation.

     COFETEL declined to provide for any amount of reciprocity in the interconnection fee payable by Telmex to wireless operators for interconnection services that Iusacell and other wireless operators provide Telmex for calls made by wireline customers to mobile wireless customers.

     In March 2001, we negotiated a rate reduction with Telmex, retroactive to January 1, 2001, that decreases the interconnection rate per minute for telephone calls made from wireless customers to wireline customers from Ps.0.31 per full minute, payable on a per-second basis, to the peso equivalent of U.S.$0.0125 per full minute, payable on a per-second basis.

     In December 2001, Telmex, Alestra and Avantel reached an agreement to further reduce the long distance interconnection rate from U.S.$0.0125 per minute to U.S.$0.00975 per minute. We negotiated with Telmex to obtain similar terms for both our long distance business and local cellular interconnection rates and these terms have been maintained until 2003.

     Calling Party Pays

     On November 27, 1998, COFETEL ruled that the calling party pays modality would be implemented by May 1, 1999 as an option for the wireless customer. CPP is a cellular telephony payment scheme similar to the existing wireline payment scheme, which provides that the wireline or fixed wireless party that makes a local call to a cellular telephone, not the cellular subscriber receiving the call, will be billed for interconnection access, and the recipient will not be billed for the airtime charges corresponding to that call.

     The interconnection rate is frozen at Ps.1.90 per minute or fraction of a minute. The price which Telmex may charge its customers is frozen at Ps.2.50 per minute or fraction of a minute, plus Telmex’s applicable per-call local charge. Iusacell cannot predict whether COFETEL intends to extend the same tariff and surcharge at the same rates and for how long.

     We are currently discussing with COFETEL and Telmex the possibility of extending the CPP modality to incoming national long distance calls. If this proposal is accepted, the mobile party pays modality would continue to apply only to incoming international long distance calls.

     Long Distance Concession

     In December 1997, COFETEL authorized a modification of our concession to provide long distance services, modifying coverage requirements and permitting the use of microwave and other non-fiber technologies for transmission purposes. Together with fiber-swapping agreements reached by Iusacell with two of our competitors, the modified concession permits a more efficient, more technologically flexible long distance network and eliminated more than U.S.$200.0 million in Iusacell capital expenditure requirements from 1998 to 2000.

     On January 1, 2001, Telmex, Avantel and Alestra announced a preliminary agreement under which Avantel and Alestra will pay for the special projects implemented by Telmex prior to January 1997 in order to permit competition in long distance telephony, including the numbering and signaling plans and expenditures to facilitate interconnection. Avantel, Alestra and Telmex agreed that the total amount reimbursable to Telmex for such special projects by all long distance carriers was U.S.$777.0 million, including interest payable from December 1997 until October 1999. In March 2001, Iusatel negotiated a similar agreement with Telmex, in which Iusatel agreed to pay for its portion of such special projects in two parts: (i) a fixed payment of approximately U.S.$13.6 million, payable in twelve equal monthly installments beginning in April 2001, and (ii) a U.S.$0.0053 per full minute, usage-based surcharge to the local wireline interconnection rate from January 1, 2001 through December 31, 2004 for long distance calls terminated in Telmex’s local wireline network. Since these special projects payments relate to capital investments made by Telmex, we are recording them as a deferred asset and consequently we are amortizing them.

     Quality Standards

     In October 1999, we entered into an agreement with COFETEL to maintain certain cellular quality standards measured in terms of connection time, dropped calls and ineffective attempts. We currently meet these quality standards. Failure to maintain these quality standards may result in refund obligations to subscribers and governmental sanctions.

     Although we met COFETEL’s quality standards in 2000, we nevertheless voluntarily determined to compensate our subscribers in Region 9 in light of perceived quality problems during 1999 due to network digitalization and rapid traffic growth. As of December 31, 1999, our postpaid subscribers each received 20% more included minutes in each of their postpaid packages in April and May 2000 and our prepaid customers, each received five free minutes. The financial impact of this voluntary compensation program was not material.

     Iusacell met COFETEL’s quality standards, that in 2001 were as follows:

•	Drop calls 6%

•	Ineffective attempts 5%

     Portatel significantly increased its quality standards in the fourth quarter of 2001, the rate of ineffective attempts improved to 0.7% after initial audits in the city of Mérida indicated a 14.9% rate in July 2001.

     The terms and conditions for the 2002 quality standards agreed by concessionaires and COFETEL are:

•	Drop calls 4%

•	Ineffective attempts 5%

•	Connection time 12 seconds

     The 2002 quality tests began June 3, 2002 and ended December 13, 2002, and covered 19 of our largest cities in terms of number of wireless mobile users. The verification covered 70% of the total wireless mobile users in Mexico. The results of the test indicated that Iusacell met COFETEL quality standards.

Other Developments

     Distributor Defection

     In June 2001, SAGO Interamericana, S.A. de C.V. (SAGO), a distributor that represented at that time slightly less than 10% of our monthly gross postpaid additions and approximately 2% of our monthly gross prepaid additions, notified us that it was immediately terminating its distribution agreement with us. We believe that this action violated the termination provisions of the distribution agreement and we are seeking compensatory damages. In addition, we are seeking to recover approximately Ps.44.0 million (U.S.$4.2 million) in net receivables owed to us by SAGO.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     For tabular disclosure of our contractual obligations, please see “— Liquidity and Capital Resources — Iusacell Contractual Obligations” and “— Liquidity and Capital Resources — Iusacell Celular Contractual Obligations.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A twelve-member Board of Directors manages Iusacell. The directors nominated by Verizon have the power under our by-laws to approve, without the affirmative vote of any other directors, all resolutions of the Board of Directors, except those resolutions that the Iusacell Shareholders Agreement grants Vodafone supermajority voting rights. Pursuant to the Iusacell Shareholders Agreement, Daniel C. Petri is the Chairman of the Board of Directors. Under the Iusacell Shareholders Agreement, the Chairman of the Board possesses the tie-breaking vote on all matters except on any matter that requires a supermajority vote. See Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders — Governance” for a description of the Iusacell Shareholders Agreement, which governs the appointment of directors as between our major shareholders.

A.   DIRECTORS AND SENIOR MANAGEMENT

Directors

     On April 21, 2003, Iusacell elected new directors who will hold office for a period of one year and until the election of their successors at a duly convened general ordinary shareholders meeting.

     The following table presents information with respect to our directors as of April 30, 2003:

Name	Age	Position(s)

Daniel C. Petri	55	Chairman of the Board of Directors and Series A Director
Carlos Espinal G.	53	Series A Director
Alfred C. Giammarino	46	Series A Director
Lowell McAdam	49	Series A Director
Javier Martínez del Campo Lanz	43	Series A Director
José Luis Vergara Díez	45	Series A Director
Tomas Isaksson	49	Series A Director
Martin Enriquez	43	Series V Director
Anthony Gilbert	51	Series V Director
Alan Harper	46	Series V Director
Ignacio Mas	38	Series V Director
Ignacio Gómez Morin	42	Series V Director

     Our by-laws authorize alternate directors to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. The series A alternate directors as of April 21, 2003 are any of John Lack, Charles Fallini, Steven R. Smith, Russell A. Olson and Michael Pawlowski for any of Daniel C. Petri, Carlos Espinal G., Alfred C. Giammarino, Lowell McAdam, Javier Martínez del Campo Lanz and José Luis Vergara Díez, and Richard Harman for Tomas Isaksson. The series V alternate directors as of April 21, 2003 are any of Richard Harman, Mark Hickey, Jeff Bloszies and Jack Lester for any of Martin Enriquez, Anthony Gilbert, Alan Harper and Ignacio Mas, and Gary Butler for Ignacio Gómez Morin.

Executive Officers

     The following table presents information relating to our executive officers as of May 30, 2003:

Name	Age	Position(s)

Carlos Espinal G.	53	Chief Executive Officer and President*
Russell A. Olson	44	Executive Vice President, Finance and Audit, and Chief Financial Officer*
Alejandro García	41	Vice President, Marketing
Juan Carlos Merodio	40	Senior Vice President, Legal and Regulatory
Nestor Bergero	45	Vice President, Technology
Anthony Llompart	40	Vice President, Sales*
José Bellido	44	Vice President, Human Resources
Roberto Konigs	49	Vice President, Corporate Sales
José Luis Vergara Díez	45	Vice President, Customer Service

*	Indicates an employee of Verizon who is serving as an executive officer of Iusacell.

Biographies

     Daniel C. Petri has been a member of the Board of Directors of Iusacell since December 2002. Mr. Petri is Group President, International for Verizon Communications, Inc. He is responsible for Verizon’s wireless and wire line operations in Mexico, Venezuela, the Dominican Republic, Puerto Rico and Canada. Previously, Mr. Petri served as Verizon’s President, International — Europe and Asia, and in that capacity was responsible for wireless and wire line operations in those markets and related business development. Before the merger of Bell Atlantic and GTE to form Verizon, Mr. Petri’s responsibilities included directing the development of Bell Atlantic’s capabilities for global connectivity, such as its investment in FLAG (Fiber optic Link Around the World). Mr. Petri has held a series of positions overseeing various international investments of Bell Atlantic and NYNEX. During his telecommunications career spanning more than 30 years, Mr. Petri has held a number of key positions in domestic as well as international operations. Mr. Petri is the chairman of the board of directors of CODETEL (Dominican Republic) and Telecomunicaciones de Puerto Rico Inc., two Verizon affiliates, and a board member of Comañía Anónima Nacional Teléfonos de Venezuela, TelecomAsia (Thailand) and TELUS (Canada), also Verizon affiliates. He is also a board member of the US ASEAN Business Council and chairman of the Business Council for International Understanding. Mr. Petri holds a bachelor’s degree in mechanical engineering from Rugters University and a master’s degree in management science from Long Island University. He has also completed management programs in general management, finance and marketing at the Columbia University Graduate School of Business.

     Carlos Espinal G. has been a member of the Board of Directors of Iusacell since April 2002 and has served as Senior Group Vice-President, International – Americas for Verizon Communications, Inc. since April 2002. Before being appointed the Senior Group Vice-President, since April 2000 Mr. Espinal served as Chairman and Chief Executive Officer of CTI Movil, a leading wireless carrier in Argentina, of which Verizon was a significant shareholder. Before joining CTI Movil, Mr. Espinal served as General Manager and then as President and Chief Executive Officer of CODETEL. Prior to joining GTE/Verizon, Mr. Espinal served as Chairman and/or Chief Executive Officer of various large multinational firms in the industrial sector in Mexico, Venezuela and Thailand, and was the Managing Director of Hondutel (the Honduran telephone company). He has been a member of several professional and industry associations throughout Latin America. After graduating with honors in electronic engineering from the Universidad Javeriana in Colombia, Mr. Espinal enrolled in a graduate program in telecommunications engineering at NTT in Japan. Later, he obtained a master’s degree in industrial engineering and management from the Asian Institute of Technology in Thailand and completed the Program for Management Development at Harvard Business School.

     Alfred C. Giammarino has been a member of the Board of Directors of Iusacell since August 10, 2000. Mr. Giammarino was named Senior Vice-President and Chief Financial Officer of Information Services and International of Verizon in January 2000. Previously, he served as Senior Vice-President of International Finance, Planning and Business Development for GTE since July 1998, where he was responsible for business development in countries where GTE did not have existing operations. At GTE, Mr. Giammarino was also responsible for financial analysis and administration, budgets, benchmarking and planning for the international organization, as well as providing financial support for all business-development activities, international strategic planning, coordination of business transactions, due-diligence activities and project integration. Prior to that, Mr. Giammarino served as Vice-President of International Finance and Planning since 1997 and as Vice-President of Finance at GTE. Mr. Giammarino began his GTE career in 1985. He served as Vice-President of Finance and Planning for the GTE Telecommunications Products & Services group and, prior to that, as Assistant Controller of Corporate Accounting for GTE Corporation. Mr. Giammarino previously held positions with Freeport-McMoRan Inc. and Arthur Andersen LLP. Mr. Giammarino is a director of TELPRI (Puerto Rico), CANTV (Venezuela) and FLAG Telecom (UK). He holds a bachelor’s degree in accounting from St. John’s University and is a certified public accountant.

     Lowell McAdam has been a member of the Board of Directors of Iusacell since April 21, 2003. Mr. McAdam has served as the Executive Vice President and Chief Operating Officer of Verizon Wireless since April 2000. From September 1997 to April 2000, Mr. McAdam served as President and Chief Executive Officer of PrimeCo Personal Communications, L.P. (PrimeCo). Prior to that, he served as the Executive Vice President and Chief Operating Officer of PrimeCo since November 1994. Mr. McAdam joined AirTouch in 1993 where he served in a number of key positions, including Vice President of International Operations and Lead Technical Partner for cellular ventures in Spain, Portugal, Sweden, Italy, Korea and Japan. From 1983 to 1993 he held various executive positions with Pacific Bell.

     Javier Martínez del Campo Lanz has been a member of the Board of Directors of Iusacell since April 4, 2001 and was an alternate member of the Board of Directors of Iusacell from August 1999 until April 2001. Mr. Martínez del Campo has also been a member of the Board of Directors of Iusacell Celular since February 1997. Since 1984 he has also been a partner of the Mexico City based law firm of De Ovando y Martínez del Campo, S.C. Mr. Martínez del Campo is a member of the Mexican Bar Association and an international associate of the American Bar Association. Mr. Martínez del Campo serves as the secretary of the board of directors of various Mexican corporations, including Grupo Gigante, S.A. de C.V., one of Mexico’s largest retailers. Mr. Martínez del Campo holds a law degree from the Universidad Anáhuac and a master’s degree from the University of San Diego.

     José Luis Vergara has been a member of the Board of Directors of Iusacell since April 21, 2003. Mr. Vergara was appointed Vice-President of Customer Service of Iusacell in August 2002. Mr. Vergara has broad experience in customer relationship management and customer service operations, which he has acquired through 16 years of field specialization. In his field of expertise he has held senior director positions at Citibank México and Latin America, DirecTV and Bancomer, where he has led turn-around projects for those companies, including the creation of a multi-country centralized customer service operation for Citibank. Mr. Vergara has also acted as a consultant in the aforementioned fields and in the field of strategic planning for major Mexican and international companies. Mr. Vergara holds a graduate degree in architecture and an MBA from the Instituto Panamericano de Alta Dirección de Empresas (IPADE). While in college Mr. Vergara was awarded the Mexico’s Best Student Award by President Lopez Portillo in 1981.

     Tomas Isaksson has been a member of the Board of Directors of Iusacell since April 30, 2002. Mr. Isaksson is Chief Executive Officer for the Vodafone Americas Region, a position he has held since January 2002. He is responsible for Vodafone’s interests in the Americas and Vodafone Global Platform and Internet Services (VGP). Previously, he served as President of VGP since its inception in March 2000. Mr. Isaksson has worked in the telecommunications industry for 24 years, beginning with Ericsson in 1978. During the 16 years he was with Ericsson, he held a variety of key positions and was appointed President and Chief Executive Officer of Ericsson Radio Systems, Inc. in the United States in 1991. In 1994, he left Ericsson to serve as President of the Swedish mobile operator Europolitan, and in November 1995 he was appointed President and Chief Executive Officer. In 1999, after its merger with AirTouch, Vodafone became Europolitan’s majority owner. Mr. Isaksson holds a master’s degree in electrical engineering from the Royal Institute of Technology in Stockholm, Sweden. He is a member of the board of directors of Verizon Wireless and Ledstiernan AB, and a member of the Vodafone Group Executive and Operational Review Committees.

     Martin Enriquez has been a member of the Board of Directors of Iusacell since April 30, 2002. Mr. Enriquez is the Vice President of Governance for the Vodafone Americas Region, which includes Verizon Wireless in the United States and Iusacell in Mexico. In this capacity, amongst his other responsibilities, he participates in the Executive Committee of Iusacell and the Operations Committee of Verizon Wireless. Previously, he served as the Chief Operating Officer of Vodafone Egypt, and was instrumental in the start-up of the network operating company. He also worked to start up the network operating companies of Proximus in Belgium and Vodafone Omnitel in Italy as a Director of Marketing and Sales. Mr. Enriquez has also served as the Director of International Marketing for AirTouch International, prior to the company’s merger with Vodafone. Before joining AirTouch, Mr. Enriquez spent 10 years with Pacific Bell, where he held various positions in sales, sales management, customer operations, product management and executive staff. Mr. Enriquez holds an MBA and a master’s degree in education from Stanford University and a bachelor’s degree from California State University in Hayward.

     Anthony Gilbert has been a member of the Board of Directors of Iusacell since September 19, 2002. Mr. Gilbert has also served as the Group Management Development Director for Vodafone Group Plc. since April 2000. Mr. Gilbert’s early career was as a consultant with Ernst and Young, initially based in London and then in Holland, France and Belgium for 8 years. Subsequently, he was the planning director of a listed UK engineering company and IT Planning Director for UKAEA, then one of the largest users of computers in the UK, where he was responsible for the operation of substantial voice and data networks. For the following 12 years, Mr. Gilbert was a partner at Tyzack and Partners, an executive search consultancy. He led their technology practice, which had a wide range of multinational clients including Vodafone, and established a venture capital practice. Mr. Gilbert holds a master’s degree with honors from Trinity College, Cambridge, a master’s degree in computer sciences from London University and an MBA from INSEAD.

     Alan Harper has been a member of the Board of Directors of Iusacell since September 2002. Mr. Harper has also served as the Group Strategy Director of Vodafone Group Plc. since July 2000. Mr. Harper is a member of the Executive Committee of Vodafone Group, which is responsible for the overall business strategy, public policy activities and the research and development for Vodafone Group. He is also a member of the Investment Board of Vodafone Ventures and a Trustee of the Vodafone UK Foundation. Prior to serving in his current position, Mr. Harper served as Managing Director of Vodafone Ltd., the UK network operator, and as Chairman of Vodafone Paging and Vodafone Value Added & Data Services. Prior to joining Vodafone, Mr. Harper was Strategy Director of Unitel PCN (which became One2One and subsequently T-Mobile UK) from its inception in 1989 until 1995.

Before this time, Mr. Harper held a variety of marketing and business development positions with BBC Enterprises, Infotec, Mercury Communications and STC Telecommunications.

     Ignacio Mas has been a member of the Board of Directors of Iusacell since April 4, 2001. Mr. Mas has served as Group Business Strategy Director for Vodafone since January 2000. He joined Vodafone from Intel Capital, Intel Corporation’s venture investing arm, where he was Senior Strategic Investments Manager responsible for telecommunications investments in Europe, based in Munich, Germany. From 1996 until 1999, Mr. Mas was a principal consultant at Analysys, Ltd., a UK-based telecommunications strategic consulting firm, where he led consulting activities in the fields of the Internet, broadband and e-commerce. After that, Mr. Mas became a non-executive director at Analysys, until his resignation from that position in December 2000. Prior to joining Analysys, Mr. Mas spent 7 years at the World Bank in Washington DC, where he worked as a financial sector economist and within the bank’s treasury area. He has taught at the Graduate School of Business at the University of Chicago as Visiting Professor of International Business. Mr. Mas holds a doctorate in economics from Harvard University and a bachelor’s degree in mathematics and economics from Massachusetts Institute of Technology.

     Ignacio Gómez Morin has been a director of Iusacell since April 4, 2001 and served as an alternate director of Iusacell from August 1999 to April 2001. Mr. Gómez Morin has served as an alternate director of Iusacell Celular since February 1997. Since 1992 he has been a partner of the law firm De Ovando y Martínez del Campo, S.C. Mr. Gómez Morin holds the offices of secretary or alternate secretary of several companies within the financial, industrial and commercial sectors. Mr. Gómez Morin holds a law degree from the Universidad Nacional Autónoma de México and was admitted to practice law in 1991.

     Russell A. Olson has served as Executive Vice President of Finance and Audit and Chief Financial Officer for Iusacell since October 2001. He previously served as Executive Director of Business Analysis for Verizon International for the Americas since June 2000. Mr. Olson has served in a variety of financial positions within Verizon and its predecessor company, GTE, for over 18 years, including financial reporting, auditing, treasury, international, strategic planning and business analysis. Mr. Olson holds a master’s degree in finance from Fairfield University and a bachelor’s degree in business administration from the University of Arizona.

     Alejandro García was appointed Marketing Vice-President for Iusacell in August 2002. Mr. García has been responsible for the re-launching of the brand campaign (image and perception), development of new products and services, customer satisfaction and maintaining a consistent approach focused on the customer needs. Previously, Mr. García was General Manager for Samsonite Mexico and North Latin America and before that for Samsonite Brazil. Mr. García also worked in various marketing management positions for companies such as Procter and Gamble, Kraft Foods and American Express.

     Juan Carlos Merodio was appointed Senior Vice-President, Legal and Regulatory Affairs of Iusacell on April 23, 2001. Mr. Merodio has been involved in the practice of law for 20 years, primarily in the transportation industry. During the 2 years prior to joining Iusacell, Mr. Merodio was a partner and director of the Mexican law firm M&A Bufete Merodio, S.C. Mr. Merodio was also in private practice as a partner of M&A Bufete Merodio y Alfaro, S.C. from 1991 until 1995. Mr. Merodio spent 11 years working for Grupo Servia, S.A. de C.V. and its subsidiary Transportación Marítima Mexicana, S.A. de C.V. (TMM). Mr. Merodio served as General Counsel of TMM from 1985 until 1991, as President of Grupo Servia, S.A. de C.V. in 1995 and as President and Director General of TMM from 1996 until 1999. Mr. Merodio has served as a director of Cintra, S.A., Mexicana, S.A. and Aeromexico, S.A. and was Vice-Chairman of the Mexican Shipowners Association from 1997 until 1999. He is a graduate of the Universidad Nacional Autónoma de Mexico, a member of the Mexican Bar Association and a member of the Association of the Bar of the City of New York.

     Nestor Bergero was appointed Vice-President of Technology of Iusacell effective January 2003. Prior to this appointment, Mr. Bergero served as Chief Technology Officer and as a member of the Board of Directors of CTI Movil in Argentina since June 2000. Mr. Bergero served in a variety of engineering planning and network positions in CTI for over 9 years. Previously he served as Engineering Manager of Telecom, S.A. and in a variety of management positions in companies such as Telintar, S.A., the Government of Cordoba, Spain, and Sancor Cooperativas Unidas Limitadas in Argentina. He holds an undergraduate degree with honors in electronic and electrical engineering from the Universidad Nacional de Cordoba, and he completed a management development program at the Universidad Austral in Argentina. He has also served on the academic faculty of the Universidad Nacional and of the Universidad Católica, both in Cordoba, and was awarded the GTE Excellence Award in 1997/1998.

     Anthony Llompart was named Vice-President of Sales & Distribution for Iusacell on April 29, 2002. Mr. Llompart served 3 years as Director Channel Management for Verizon International and has held a variety of sales and marketing positions for Verizon and its predecessor company, GTE, for over 8 years. These positions include sales management, product management, distribution, and customer support. Mr. Llompart has over 12 years experience in the wireless industry. He holds a bachelor’s degree in business management from the University of Phoenix.

     Jose Bellido Valerio has served as Vice-President of Human Resources of Iusacell since February 2000. He served as Director of Human Resources of Iusacell from August 1999 until January 2000. From May 1994 until April 1996, Mr. Bellido served as Human Resources Manager of Iusacell Celular, and since May 1996 he has served as Director of Human Resources of Iusacell Celular. Prior to joining Iusacell Celular, Mr. Bellido served as Manager of Industrial Relations for Aeromexico, S.A. de C.V. for more than 4 years. Mr. Bellido holds a degree in labor law from the Universidad Nacional Autónoma de Mexico, a specialized degree in law from Universidad Panamericana, a diploma in human resources strategic planning from the University of California in Berkeley, and a master’s degree in business from the Instituto Panamericano de Alta Dirección de Empresas (IPADE).

     Roberto Konigs was appointed Vice President, Corporate Sales of Iusacell in May 2003. Previously, Mr. Konigs served as General Director of Tellabs in Mexico, a position that he held for over 3 years. Mr. Konigs has more than 13 years of experience in the telecommunications industry in Latin America, and has held executive positions for a variety of service providers and equipment companies. Mr. Konigs holds a master’s degree from the University of Waterloo and a degree in industrial engineering from the Universidad Iberoamericana.

B.    COMPENSATION

     The aggregate compensation (including, without limitation, base salary and benefits) paid by Iusacell to all directors and executive officers in 2002 was Ps.62.0 million (U.S.$5.9 million), compared to Ps.84.8 million (U.S.$8.1 million) in 2001. These aggregate amounts exclude any amounts paid by Verizon and Vodafone to their employees who are directors and executive officers of Iusacell. See Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions.”

     In 2001 Iusacell granted purchase rights with respect to a total of 659,000 series V shares to its executive officers under the management employee stock purchase plan described below, which were later exchanged for series V shares. No purchase rights were granted under the management employee stock purchase plan during 2002. Individuals who are currently Iusacell executive officers and those executive officers of Iusacell whose employment was terminated during 2001 and 2002 did not exercise any purchase rights with respect to series V shares. For the last 23 months the stock purchase plan has been inactive.

     As part of Iusacell’s general compensation policy, we conduct periodic reviews of our management and employees to determine bonus compensation. Iusacell also provides executive officers with use of an automobile. In addition, we provide our executive officers with food stamps (up to Ps.1,264.0 per month), gas stamps (up to 200 liters per month) and with contributions to a savings plan (up to Ps.1,665.8 per month).

C.    BOARD PRACTICES

     Iusacell has established Executive, Finance and Strategic Planning, Audit, and Human Resources and Compensation Committees of the Board of Directors. All decisions of these committees require a majority vote of their members, including the favorable vote of at least one member appointed by the series A shareholders. Mexican law requires that the Audit Committee be comprised of a majority of independent directors and be chaired by an independent director.

     The Executive Committee, an administrative and decision-making body of the Board of Directors, may act for the Board of Directors except where Mexican law requires action by the Board of Directors. The members of the Executive Committee elected on April 21, 2003 are Messrs. Petri, Espinal, Giammarino, McAdam, Isaksson and Enriquez.

     The Finance and Strategic Planning Committee reviews, evaluates and makes recommendations to the Board of Directors regarding investment policies, financing policies and strategic planning. The members of the Finance and Strategic Planning Committee elected on April 21, 2003, are Messrs. Petri, Espinal, Smith and Lester.

     The Audit Committee recommends Iusacell’s public accountants, reviews our annual consolidated financial statements, provides oversight of our auditing, accounting, financial reporting and internal control functions, and reviews with management and our independent public accountants the plans and results of the auditing function. The members of the Audit Committee elected on April 21, 2003, are Messrs. Martinez del Campo, Petri, Giammarino, Lester and Bloszies. See Item 16A “Audit Committee Financial Expert.”

     The Human Resources and Compensation Committee reviews, evaluates and makes recommendations to the Board of Directors regarding Iusacell’s executive compensation standards and practices, including salaries, bonus distributions, grants under the executive employee stock purchase plan (described below) and deferred compensation arrangements. The members of the Human Resources and Compensation Committee elected on April 21, 2003 are Messrs. Petri, Giammarino, McAdam and Hickey.

     Iusacell does not provide benefits to directors upon termination of their directorships.

D.    EMPLOYEES

     As of December 31, 2002, Iusacell and its subsidiaries had an aggregate of 1,685 full-time and part-time employees, 96 temporary employees and 5 full-time Verizon seconded employees or consultants, all of whom are based in Mexico. At December 31, 2001, Iusacell and its subsidiaries had an aggregate of 2,643 full-time and part-time employees, 129 temporary employees and 8 full-time Verizon seconded employees or consultants. At December 31, 2000, Iusacell and its subsidiaries had an aggregate of 2,392 full-time and part-time employees, 139 temporary employees and 4 full-time Verizon seconded employees or consultants. Approximately 33.6% of the full-time employees were members of a labor union. We have never experienced a work stoppage and management considers our relationship with our employees to be good.

E.    SHARE OWNERSHIP

     Our directors and officers own, in aggregate, less than 1.0% of our shares. See Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders.”

     Management Employee Stock Purchase Plan

     Iusacell’s management employee stock purchase plan became the successor to Iusacell Celular’s management employee stock purchase plan upon the completion of Iusacell’s reorganization in August 1999. The plan helps to retain key executives and better align their interests with those of our shareholders. The stock purchase plan is administered by a management trust with the assistance of the trust division of Bancrecer, S.A.

     Under the stock purchase plan, the technical committee of the management trust (the “Technical Committee”), which is comprised of certain executive officers of Iusacell, acting upon the instructions of the Human Resources and Compensation Committee, determines the executive employees to whom series V shares of Iusacell will be offered for purchase under the stock purchase plan. The Technical Committee, acting upon the instructions of the Human Resources and Compensation Committee, determines the number of series V shares to be offered for purchase to such executive employees, the purchase price per share for such purchase rights, the vesting schedule for such purchase rights, the payment terms and all other terms and conditions. The purchase price per share for the purchase rights is one-hundredth the closing price for the series V shares held in form of American Depositary Shares (ADSs) on the New York Stock Exchange on the business day selected by the Technical Committee as the date of sale, converted into pesos at the prevailing exchange rate published by the Banco de México.

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

     Upon the completion of the Iusacell reorganization in August 1999, outstanding purchase rights with respect to Iusacell Celular series L shares were exchanged for rights to purchase Iusacell series V shares. In addition, 39 Iusacell management employees exercised the right to purchase 1,220,690 series V shares at U.S.$0.70 per share (Ps.6.52 on the date immediately prior to the date of the launch of the offer) in the rights offer in respect of the shares held in the management trust administering the plan.

     In 2000, the Human Resources and Compensation Committee and the Technical Committee granted purchase rights with respect to a total of 681,000 Iusacell series V shares to 5 executive employees at a purchase price of Ps.15.35 (U.S.$1.47) per series V share. All such purchase rights vest in three equal annual installments commencing a year after the date of the grant. In 2001, the Human Resources and Compensation Committee and the Technical Committee granted purchase rights with respect to a total of 659,000 Iusacell series V shares to 4 executive employees at a weighted average purchase price of Ps.8.96 (U.S.$0.86) per series V share. No purchase rights were granted during 2002. All such purchase rights vest in three equal annual installments commencing a year after the date of the grant.

     For the last 23 months, the stock purchase plan has been inactive.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

     We have two principal shareholders. The first, Verizon, holds its interest in us through its subsidiaries. Since February 1997, we have been under management control of subsidiaries of Bell Atlantic, which is now Verizon. Our second principal shareholder is a subsidiary of Vodafone Group Plc.

     Verizon is one of the largest telecommunications companies in the world, with extensive participation in and knowledge of the wireless telecommunications business. In August 1997, Bell Atlantic and NYNEX Corporation, two of the original seven regional Bell operating companies formed as a result of the break-up of AT&T in 1984, completed their merger of equals to form the new Bell Atlantic. On June 30, 2000, the new Bell Atlantic and GTE Corporation consummated a merger of equals, in which GTE shareholders received 1.22 shares of Bell Atlantic common stock for each GTE share they owned, and Bell Atlantic renamed itself Verizon. Verizon had operating revenues and net income of approximately U.S.$67.6 billion and U.S.$4.0 billion, respectively, for the fiscal year ended December 31, 2002, and total assets of approximately U.S.$167.5 billion at such date.

     In the United States, Verizon Communications is the largest provider of wireline and wireless telephone service in 29 states and the District of Columbia, with 135.8 million access lines and employing 229,500 people. Verizon Wireless, a partnership between Verizon (which owns 55%) and Vodafone (which owns 45%) established in April 2000, is the largest wireless operator in the United States, with more than 32.5 million subscribers. Verizon Wireless has a presence in 49 of the top 50 U.S. markets and it covers nearly 90% of the United States population.

     Verizon has wireline and/or wireless operations in 32 countries and territories in the Americas, Europe, Asia and the Pacific, with 3.2 million attributable access lines and 8.7 million attributable wireless customers as of December 31, 2002. Verizon is also the world’s largest provider of print and on-line directory information.

     Verizon is a reporting company under the Exchange Act. Bell Atlantic and GTE were reporting companies under the Exchange Act. Reports and information filed with the Commission by Verizon, Bell Atlantic and GTE may be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail at prescribed rates by calling the SEC at 1-800-SEC-0330.

     On April 4, 2001, Vodafone acquired a 34.5% equity interest in Iusacell from the Peralta Group for U.S.$973.4 million. Vodafone is the largest mobile operations network company in the world, with more than 112.5 million subscribers, calculated based on Vodafone’s percentage interest in the relevant wireless companies, and a presence in 28 countries. Vodafone also owns interests in wireless carriers in Europe, the United States, the Asia/Pacific region, the Middle East and Africa. Vodafone companies are among leading mobile phone operators in the United States (with a 45% ownership interest in Verizon Wireless), Germany (Vodafone D2) and the United Kingdom (Vodafone), among others. Vodafone has grown substantially with its acquisition of Mannesmann AG in 2001 and is expanding its wireless data services.

     No other shareholder owns more than 5% of any class of our shares. At April 30, 2003, based on the information made available to us, our shareholders’ ownership interests were as follows:

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

     Our directors and officers as a group own, in the aggregate, less than 1.0% of Iusacell’s shares.

     Of Iusacell’s series V shares outstanding at May 30, 2003, 116,038,100 series V shares were held in the form of American Depositary Shares (ADS) by 35 holders of record based on information made available to us and provided by our depositary, The Bank of New York. Assuming that the holders of ADSs are located in the United States, then 23.9% of the series V shares (which includes all of the series V shares which are held in the form of ADSs except for the 1,400,000 series V shares held by Verizon which are held in the form of ADSs) are held in the United States. In May 2003, we completed a reverse split/ADS ratio change by modifying the ratio of shares of common stock of Iusacell per ADS, from ten (10) shares per ADS to one hundred (100) shares per ADS. The ratio change did not affect holders of Iusacell’s ordinary shares and was effected without charge to investors.

     In August 1999, we completed a reorganization of Iusacell. The reorganization included U.S.$132.5 million in borrowings from our principal shareholders between August 1998 and March 1999 that were immediately converted into equity, an offer to exchange the shares of Iusacell Celular for shares of Iusacell, primary equity offerings that raised U.S.$33.7 million in net proceeds for Iusacell and a U.S.$106.5 million secondary offering by our principal shareholders. This reorganization more than doubled the number of Iusacell’s publicly held shares. Before the August 1999 primary and secondary offerings, Verizon (then Bell Atlantic) had a 47.2% interest in Iusacell Celular and the Peralta Group had a 43.8% interest. After the August 1999 reorganization, Verizon and the Peralta Group each had a 40.4% interest in Iusacell. On January 31, 2000, we launched a second exchange offer to acquire the remaining 0.5% interest in Iusacell Celular held by public shareholders. This offer was completed on February 29, 2000 and, as a result, we then held 99.9% of the outstanding Iusacell Celular shares. See Item 4, “Information on the Company — History and Development of the Company.” This second exchange offer diluted both Verizon and the Peralta Group’s ownership interests by placing additional series V shares with public shareholders.

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

     On April 4, 2001, Vodafone purchased the Peralta Group’s 34.5% interest in Iusacell. In connection with this purchase, the shareholders agreement among Iusacell, Verizon and the Peralta Group terminated and Iusacell, Verizon and Vodafone entered into a new shareholders agreement, which we refer to as the Iusacell Shareholders Agreement.

     On September 27, 2001, our shareholders authorized a rights offering to holders of our outstanding series V shares and ADSs. The rights offering involved newly issued series V shares representing ADSs and series A shares for up to U.S.$100.0 million. The subscription period began on October 5, 2001 and ended on November 1, 2001. Iusacell’s principal shareholders, Verizon and Vodafone, purchased their pro rata portion of series A and series V shares. Sixty-seven percent (67%) of the non-Verizon and Vodafone series V shareholders exercised their rights to purchase additional shares. In addition, Verizon’s subscription included all of the series V shares offered to, but not subscribed for by public shareholders.

     As of April 30, 2003, Verizon held a 39.4% interest in Iusacell and Vodafone held a 34.5% interest in Iusacell.

     On June 13, 2003, Movil Access, a Mexican telecommunications service provider and a subsidiary of Biper, S.A. de C.V., which is a part of Grupo Salinas, announced that it would commence a public tender offer in Mexico and the United States to buy all of Iusacell’s outstanding capital stock. Verizon and Vodafone have announced that they have agreed to tender all of their Iusacell shares to Movil Access. See Item 4, “Information on the Company — History and Development of the Company.”

Governance

     In accordance with Iusacell’s by-laws and the Iusacell Shareholders Agreement, our Board of Directors consists of twelve members. The series A shareholders have the right to appoint seven directors and their alternates (including the Chairman of the Board of Directors) and the series V shareholders have the right to appoint five directors and their alternates. Mexican law, Iusacell’s by-laws and the Iusacell Shareholders Agreement give Verizon, as majority owner of the series A shares, the right to elect six of the series A directors. Under Iusacell’s by-laws and the Iusacell Shareholders Agreement, Verizon, as holder of the majority of the series A shares, has the right to elect the Chairman of the Board of Directors, who casts the deciding vote in the event of a tie. Vodafone, as holder of greater than 10% but less than 20% of the capital stock of Iusacell in the form of series A shares, has the right to appoint the remaining series A director and, as the controlling owner of the series V shares, all five series V directors, subject to (i) the right of any holder of a 10% or greater equity interest in Iusacell in the form of series V shares to elect one director, and (ii) the right, granted to Verizon under the Iusacell Shareholders Agreement, to nominate one of the series V directors. If Vodafone is unable to elect Verizon’s series V director nominee, then Vodafone has agreed, under the Iusacell Shareholders Agreement, to nominate a Verizon nominee as the seventh series A director.

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

     Our by-laws and the Iusacell Shareholders Agreement also provide that resolutions of our shareholders will be valid when approved by shareholders representing a majority of our outstanding shares, including a majority of the outstanding series A shares, except for certain matters which require a supermajority vote. For actions by the shareholders, “supermajority vote” means the affirmative vote of the beneficial owners of (i) a majority of the aggregate of the series A shares and series V shares, and (ii) 75% of the outstanding series A shares.

     The following transactions are subject to a supermajority vote by our Board of Directors or our shareholders:

•	acquisitions of non-telecommunications businesses for a purchase price in excess of U.S.$30.0 million;

•	certain investments, joint ventures and mergers within the telecommunications business involving assets in excess of U.S.$100.0 million;

•	certain dispositions of assets for consideration in excess of U.S.$30.0 million;

•	incurrence of indebtedness in an amount exceeding U.S.$100.0 million in the aggregate within any fiscal year;

•	certain issuances of capital stock in an amount exceeding U.S.$50.0 million in the aggregate within any fiscal year;

•	entering into, amending or terminating contracts with or for the benefit of certain affiliates of Iusacell, except for any renewals or extensions on terms substantially similar to those of certain consulting and seconded employee arrangements of Iusacell with Verizon affiliates;

•	termination or disposition of any telecommunication transmission business with annual revenues of more than U.S.$10.0 million in each of the two most recent fiscal years;

•	termination of concessions relating to telecommunications operations;

•	the determination of how Iusacell will vote its shares and grant proxies to vote its shares on any supermajority transaction within entities in which Iusacell holds 10% or more of the capital stock; and

•	the granting of powers-of-attorney in connection with any such supermajority transactions.

     As provided by Mexican law, our by-laws require our Board of Directors itself, without delegation, to approve certain matters:

•	related party transactions not in the ordinary course of business, including Iusacell’s subsidiaries’ related party transactions;

•	sales/purchases of 10% or more of assets, including those sales/purchases of assets by any of Iusacell’s subsidiaries;

•	guarantees involving 30% or more of consolidated assets by Iusacell or any of its subsidiaries; and

•	other non-ordinary course of business transactions by Iusacell or any of its subsidiaries including more than 1% of consolidated assets.

     Our by-laws and the Iusacell Shareholders Agreement provide that any shareholder or group of shareholders holding shares that represent at least 25% of the total capital stock of Iusacell, provided that such holdings include at least 11% of the series V shares and at least 10% of the series A shares, which we refer to as a Qualified Minority Shareholder, shall be entitled to elect either the chief operations officer, the chief financial officer, the chief marketing officer or the chief technical officer of Iusacell. Our Board of Directors or our Executive Committee shall determine the officer to be designated by each Qualified Minority Shareholder.

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

     The Iusacell Shareholders Agreement also provides that if we register any equity securities for a primary or secondary public offering, we must permit Verizon and Vodafone (and anyone to whom they have transferred shares other than in a public offering) to include their shares in such offering. We have agreed to bear all expenses of any of the above-described primary or secondary public offerings, other than the fees of counsel to the holders of the registration rights and any underwriting commissions or discounts. In addition, we have agreed not to effect any public sale or distribution of securities similar to those being registered during the period commencing 21 days prior to the effective date of a registration statement covering the registered securities and continuing until 90 days following such effective date.

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

Consulting and Secondment Agreements

     Iusacell Celular and Verizon have entered into a series of consulting and secondment agreements pursuant to which Verizon has agreed, for an indefinite term, to provide Iusacell with management, technical, marketing, legal and other consulting services and seconded employees. Seconded employees generally agree to expatriate assignments of two to three years duration, with such employees’ compensation being paid by Verizon and reimbursed by Iusacell. Verizon charges Iusacell for the provision of seconded employees at cost, and for the provision of consulting services at or below market rates. Vodafone has entered into a similar agreement with Iusacell.

     With respect to consulting services and seconded employees provided in 2002, Iusacell Celular has been credited by Verizon for a total of U.S.$7.2 million to adjust for previous overcharges. At December 31, 2001, Iusacell Celular owed Verizon U.S.$6.3 million for consulting services and seconded employees provided in 1999, 2000 and 2001. Vodafone charged Iusacell a total of U.S.$219,216.0 for consulting fees and secondment agreements in 2001.

     In March 2001, Verizon and Iusacell agreed that Verizon would accept a transfer of all rights in connection with a U.S.$15.0 million advance paid by Iusacell Celular to an affiliate of Nortel Networks Inc. in exchange, on a dollar-for-dollar basis, for the cancellation of all existing charges invoiced by Verizon to Iusacell with respect to consulting services and seconded employees and a credit against any and all future such charges until the sum of all canceled charges equals U.S.$15.0 million.

     With respect to consulting services for 2003, Iusacell and Verizon have reached an agreement in which Iusacell Celular will pay a fixed fee of U.S.$1.8 million plus any applicable tax gross-up amount.

     We cannot predict whether these consulting and secondment agreements will continue to remain in place, as Verizon and Vodafone have announced that they would tender all of their Iusacell shares to Movil Access. See Item 4, “Information on the Company — History and Development of the Company.”

Roaming Agreements

     GTE Telecommunications Services, Inc., which we refer to as TSI, provides clearinghouse services for roaming arrangements. In 2002, TSI paid Iusacell U.S.$134,821.0 for such services. In October 2001, we entered into an inter-carrier roaming agreement with Verizon Wireless in the United States.

Interests of Directors

     The Peralta Group, which was one of our principal shareholders until April 4, 2001, owns Fraccionadora y Constructora Mexicana, S.A. de C.V., known as Fracomex, a company engaged in real estate investment and management that has entered into 13 lease agreements with some subsidiaries of Iusacell. In 2002, Iusacell paid Fracomex total rent payments of U.S.$450,329.0.

     Two Peralta Group members lease land to Iusacell at the Peralta Group industrial complex in Pastejé, Mexico, upon which Iusacell has built and operates warehouses. These land leases expire in December 2015, but can be terminated before then if either party gives the other one year’s prior written notice. Currently, Iusacell pays these two Peralta Group entities U.S.$26,301.0 per month for these land leases. In 2002, payments for these leases totaled U.S.$315,617.0.

     In 2002, Manufacturas Electrónicas Pastejé, S.A. de C.V., a joint venture between the Peralta Group and Mr. Marco Antonio de la Torre Barranco, an alternate director of Iusacell until April 2001, provided telephone and accessory repair services to Iusacell in the amount of Ps.0.9 million (U.S.$92,105.0).

     Mr. Fernando de Ovando, a director of Iusacell until April 2000, Mr. Javier Martínez del Campo, a director of Iusacell since April 2001 and a director of Iusacell Celular since February 1997, and Mr. Ignacio Gómez Morin, a director of Iusacell since April 2001 and an alternate director of Iusacell Celular since February 1997, are members of the law firm of De Ovando y Martínez del Campo, S.C., which, in 2002, provided legal services to Iusacell in the amount of approximately Ps.1.1 million (U.S.$105,516.0).

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

     Suit against SAGO

     In June 2001, SAGO Interamericana, S.A. de C.V. a distributor that at that time represented slightly less than 10% of our monthly gross post paid additions and approximately 2% of our monthly gross prepaid additions, notified us that it was immediately terminating its distribution agreement. We believe that this action violated the termination provisions of the distribution agreement, and have filed a lawsuit seeking compensatory damages. We cannot predict whether we will prevail in this lawsuit.

     Telemedic Lawsuit

     In March 2002, Telemedic S.A de C.V. filed a lawsuit against Iusacell seeking compensatory damages. We are now in the process of submitting evidence to the judge. Compensatory damages, if any, shall be determined by the judge at the end of the process.

     Ingran Lawsuit

     In May 2003, Comercializadora Ingran, S.A. de C.V. filed a lawsuit against Iusacell, seeking compensatory and consequential damages. We recently filed before the court an answer to the lawsuit and the period for submission of evidence to the judge will begin in the near future. Compensatory damages, if any, will be determined by the judge at the end of the period.

     Injunctive action against additional 10% excise tax

     On January 1, 2002, the Mexican Congress approved a surcharge that assesses an additional 10% federal excise tax on certain wireless telecommunications services. The tax resulted in a 10% increase in the monthly bills of postpaid mobile wireless customers and in the cost of prepaid cards in denominations of Ps.200.0 (U.S.$19.18) or more for the year 2002. In February 2002, we filed an injunctive action (amparo) challenging the Mexican government’s implementation of the tax. In October 2002, we received a preliminary ruling in favor of Iusacell by a Federal Judge, and the Mexican government subsequently filed an appeal. In June 2003, Mexico’s Supreme Court rejected the appeal and affirmed the ruling in favor of Iusacell.

     In 2003, the Mexican government implemented a modified version of the additional 10% excise tax on certain wireless telecommunications services, which was approved by the Mexican Congress. In March 2003, we filed an injunctive action (amparo) challenging this implementation. Until this injunctive action is resolved, we will continue to pay the full modified additional 10% excise tax to the Finance Ministry.

Dividend Policy

     Since becoming a public company in 1999, we have not paid any dividends. We do not contemplate paying dividends in the foreseeable future.

B.   SIGNIFICANT CHANGES

     No significant change has occurred since the date of the financial statements filed under Item 18.

ITEM 9.  THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     Iusacell’s series A and series V shares have been listed on the Mexican Stock Exchange since August 4, 1999, with the series V shares trading under the symbol CEL. ADSs representing 10 Iusacell series V shares were listed on the New York Stock Exchange since August 4, 1999 until May 12, 2003, when we implemented a change in the ADR ratio. From that date, one ADS represents 100 Iusacell series V shares and trades under the symbol CEL. The series V ADSs are evidenced by American depositary receipts issued under a deposit agreement with The Bank of New York, as depositary. Each of the Iusacell series A and series V shares are without par value and are in registered form. With respect to limitations on the rights of series A and series V shares, see Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources,” Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders — Governance” and Item 10, “Additional Information — Memorandum and Articles of Association.”

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

     The following tables present, for the periods indicated, the high and low sales prices of (i) the Iusacell series V shares on the Mexican Stock Exchange, as reported by the Mexican Stock Exchange, and (ii) the Iusacell series V ADSs on the New York Stock Exchange, as reported by the New York Stock Exchange.

Mexican Stock Exchange (in Ps.) — Series V Shares

	Mexican Stock Exchange

	Price per Share
	(pesos)

Previous five years:	Series V Shares

	High	Low

1998	—	—
1999	—	—
2000	23.70	7.80
2001	13.80	2.05
2002	4.11	0.45

	Mexican Stock Exchange

	Price per Share
	(pesos)

Previous two years (by quarter):	Series V Shares

	High	Low

2001:
First Quarter	13.80	7.10
Second Quarter	8.50	6.00
Third Quarter	6.53	2.10
Fourth Quarter	3.80	2.05
2002:
First Quarter	4.11	2.85
Second Quarter	3.26	1.61
Third Quarter	1.73	0.72
Fourth Quarter	0.82	0.45

	Mexican Stock Exchange

	Price per Share
	(pesos)

Previous six months:	Series V Shares

	High	Low

December 2002	0.69	0.54
January 2003	0.64	0.57
February 2003	0.58	0.39
March 2003	0.44	0.33
April 2003	0.46	0.37
May 2003	0.46	0.41

	New York Stock Exchange

	Price per Share
	(dollars)

Previous five years:	Series V American
	Depository Shares

	High	Low

1998	—	—
1999	—	—
2000	26.500	8.000
2001	13.500	2.050
2002	4.500	0.420

	New York Stock Exchange

	Price per Share
	(dollars)

Previous two years (by quarter):	Series V American
	Depository Shares

	High	Low

2001:
First Quarter	13.500	7.100
Second Quarter	9.400	6.500
Third Quarter	7.250	2.070
Fourth Quarter	4.180	2.050
2002:
First Quarter	4.500	3.090
Second Quarter	3.650	1.600
Third Quarter	1.740	0.660
Fourth Quarter	0.850	0.420

	New York Stock Exchange

	Price per Share
	(dollars)

Previous six months:	Series V American
	Depository Shares

	High	Low

December 2002	0.700	0.480
January 2003	0.740	0.500
February 2003	0.530	0.390
March 2003	0.420	0.310
April 2003	0.600	0.360
May 2003(1)	0.490	0.405

Source: Bloomberg L.P., Reuters.

(1)	The prices presented do not reflect the effect of our reverse split/ADS ratio change that occurred in May 2003.

B.    PLAN OF DISTRIBUTION

     Not applicable.

C.    MARKETS

Trading on the New York Stock Exchange

     ADSs representing Iusacell series V shares have been listed on the New York Stock Exchange since August 4, 1999. In May 12, 2003 we implemented a reverse split/ADS ratio change. Since May, 2003 one ADS represents 100 Iusacell series V shares and trades under the symbol CEL.

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

     Electronic trading on the Mexican Stock Exchange takes place between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, on each weekday other than public holidays. Lot sizes are of 1,000 shares. Brokerage firms are permitted to buy odd lots for their own account. The Mexican Stock Exchange publishes an official daily price list that includes price information for each listed security.`

     Since January 11, 1999, the trading of equity securities listed on the Mexican Stock Exchange is made through the Electronic Negotiation System, an automated, computer-linked system commonly known as BMV-SENTRA Capitales. The trading of debt securities on the Mexican Stock Exchange commenced in November 1995 through the system known as BMV-SENTRA Títulos de Deuda.

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

     Transactions may be carried out through ordinary matched transactions during a trading day or through an auction process. Ordinary transactions may take the form of firm bids and offers that are matched on a given trading date, or matched transactions (operaciones de cruce) in which the same broker or brokers act for the seller and for the purchaser of the relevant securities. Matched transactions may only occur if existing bids or offers made on better terms are first matched. Auctions may only be initiated with the approval of the Mexican Stock Exchange in order to (i) determine the market price of a security, (ii) commence the trading of a security on a trading day or (iii) reinitiate trading of a security, the trading of which was suspended. Securities may only be traded at prevailing market prices (which may be adjusted for corporate events) or at auction prices.

     Settlement is effected two trading days after a share transaction is completed on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, known as Indeval, a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions.

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

     As of December 31, 2002, approximately 169 Mexican companies were listed on the Mexican Stock Exchange, excluding mutual funds. During 2002, the ten most actively traded equity issues represented approximately 69% of the total volume of the shares traded on the Mexican Stock Exchange, not including public offerings. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions of institutional investors. There is no formal over-the-counter market for securities in Mexico.

     The Mexican Stock Exchange is Latin America’s second largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world stock markets and is subject to significant volatility. For example, there was a sharp decline of 38.8% in the Mexican Stock Exchange Index (Indice de Precios y Cotizaciones), which is based on the share prices of 30 major Mexican issuers, from July 14, 1998 to September 10, 1998 following a decrease in oil prices and concerns about increasing inflation in Mexico. During 1999, however, the Mexican Stock Exchange Index experienced steady incremental growth, even though there was only one registered day of 5% growth or more. During the first six months of 1999, the index gained 52%, and by year-end 1999, the increase reached 82%, driven mainly by a booming local economy and U.S. economic performance. During 2000, the deceleration in the U.S. economy as well as the political uncertainty generated by the Mexican presidential elections during the first six months of the year, led the Mexican Stock Exchange Index to experience one-day gains or losses of more than 3% on several occasions and ended the year 2000 with a 21% loss. During 2001, the continued deceleration in the U.S. economy and its implications on the Mexican economy as well as the political and economic uncertainty resulting from the congress’s consideration and approval of a new tax reform, led the Mexican Stock Exchange Index to experience 1-day gains or losses of more than 3% on several occasions and ended the year 2001 with a 12.7% gain. During 2002, the U.S. economy continued its negative trend and its implications on the Mexican economy led the Mexican Stock Exchange Index to experience 1-day gains or losses of more than 3% on several occasions and ended the year 2002 with a 14.8% loss.

     Market Regulation and Registration Standards

     On April 28, 1995, the National Banking and Securities Commission Law (Ley de la Comisión Nacional Bancaria y de Valores) was enacted, which merged the former Mexican National Securities Commission with the Mexican National Banking Commission to create the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), which we refer to as CNBV, which now has supervisory jurisdiction over both banking and securities activities. The CNBV regulates the public offering and trading of securities and imposes sanctions on illegal use of privileged information. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage houses through a Board of Governors composed of 13 members, five of which are appointed by the Mexican Ministry of Finance and Public Credit.

     In order to offer securities to the public in Mexico, an issuer must meet qualitative and quantitative requirements, and only securities for which a listing application has been approved by the Mexican National Securities Commission may be listed on the Mexican Stock Exchange. CNBV approval does not imply any kind of certification or assurance relating to the merits or the quality of the securities or the solvency of Iusacell. In June of 2000, the CNBV adopted new general rules setting forth the requirements to become registered in the National Securities Registry, which we refer to as RNV, and to maintain such registration. These new rules also repealed CNBV’s 1993 general rules that established Subsection A and B of the RNV. The new rules provide that to become registered in the RNV, an issuer is generally required to have:

•	at least three years operating history unless the issuer is a holding company, in which case the issuer’s principal subsidiaries must have an operating history of at least three years;

•	stockholders’ equity of at least 20,000,000 Unidades de Inversión, which we refer to as UDIs, and which are inflation-indexed currency units (equivalent to Ps.64.5 million or U.S.$6.19 million as of December 31, 2002);

•	profits for the last three years of operation taken as a whole; and

•	a public float of at least 15% of the capital stock on a fully diluted basis, or of at least 7% of said capital, also on a fully diluted basis, if the issuer’s offer represents a value of at least 160 million UDIs, in both cases excluding the shares of certain persons related to the issuer.

     The new rules also provide that to maintain their registration in the RNV, issuers are required to have:

•	stockholders’ equity of at least 15,000,000 UDIs (equivalent to Ps.48.4 million or U.S.$4.64 million as of December 31, 2002);

•	at least 36 transactions per six-month period on their publicly traded shares;

•	an average share price per six-month period higher than one peso;

•	no less than 8 million shares of the issuer and no less than 12% of the issuer’s paid-in capital placed with the investment public at large; and

•	at least 100 stockholders.

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

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

General

     Iusacell was incorporated on August 6, 1998 as a variable capital corporation (sociedad anónima de capital variable) established under the laws of Mexico. Iusacell was registered in the Public Registry of Commerce of the Federal District of Mexico under Commercial Number 242349 on November 3, 1998. We were initially formed for the purpose of acquiring and holding the shares of Grupo Iusacell Celular, S.A. de C.V. On March 8, 2001, Iusacell’s shareholders approved new by-laws, which became effective on April 4, 2001, upon the closing of the sale by the Peralta Group to Vodafone of its series A and series V shares of Iusacell. On April 30, 2002 and on April 21, 2003, Iusacell’s shareholders approved amendments to our by-laws, in order to reflect certain provisions of the Mexican Securities Market law (Ley del Mercado de Valores) and its regulation.

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

Voting Rights and Shareholders’ Meetings

     Each series A and series V share entitles the holder thereof to one vote at any general meeting of the shareholders of Iusacell. Series A shareholders are entitled to vote at a special meeting of the series A shareholders to elect seven of the twelve members of our Board of Directors and the corresponding alternate directors. Series V shareholders are entitled to vote at a special meeting of the series V shareholders to elect five of the twelve members of our Board of Directors and the corresponding alternate directors.

     Under our by-laws, any shareholder or group of shareholders holding shares of the same series of Iusacell shares representing at least 10% of the total capital stock of Iusacell shall be entitled to designate one director corresponding to such series and the corresponding alternate director for each 10% of the total capital stock of Iusacell represented by the shares of such series held by such shareholder or group of shareholders. In addition, any Qualified Minority Shareholder shall be entitled, acting at a special shareholders meeting, to designate and, as the case may be, remove or substitute a member of each Committee, which shall be one of the members designated by series V shareholders.

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

     The quorum on a first call for an extraordinary general meeting is 75% of the outstanding series A and series V shares. If a quorum is not available on the first call, a second meeting may be called and convened, provided that at least 50% plus one share of the aggregate of the outstanding series A and series V shares are present. Whether on a first or second call, in order for a resolution of an extraordinary general meeting to be validly adopted, the favorable vote of the holders of a majority of the outstanding shares present, including a majority of the outstanding series A shares present, is required; provided, however, that the affirmative vote of at least 75% of the outstanding series A shares present is required to approve the supermajority items referred to above, as well as to approve amendments to certain provisions of the by-laws, early dissolution of Iusacell and the designation of the corresponding liquidators.

     The quorum on a first call for a special meeting is 75% of the outstanding shares of the corresponding series or category of holders. If a quorum is not available on the first call, a second meeting may be called and convened, provided that at least 51% of the outstanding shares of the corresponding series or category of holders, as the case may be, are present. Whether on a first or second call for a special meeting to take action, the favorable vote of a majority of the outstanding shares present of the corresponding series or category of holders is required.

     The by-laws provide that the controlling shareholders’ obligation specified in Article 30 of the by-laws for the repurchase of shares in the event of delisting can be waived if 95% of the outstanding shares approved such delisting in a shareholders meeting and if the amount to be offered per share to the public investors is less than 300,000 UDIs.

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

     Shareholders’ meetings may be called by the Board of Directors, any of the statutory auditors or any Mexican court of competent jurisdiction. In addition, the Board of Directors or any of the statutory auditors may be required to call a meeting of shareholders upon the written request of holders of 10% of the outstanding capital stock. In addition, the Board of Directors or the statutory auditors must call a shareholders’ meeting at the written request of any shareholder if no ordinary general shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the items mentioned in Article 181 of the Mexican Companies Law discussed above. Notice of a meeting must be published in the Official Gazette of the Federation (Diario Oficial de la Federación) and in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a shareholders’ meeting, a shareholder must request and obtain an admission card by furnishing, at least 48 hours before the time set for holding the shareholders’ meeting, appropriate evidence of its ownership of shares or depositing such shares with our corporate secretary of the Board of Directors or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a shareholder may be represented by proxy signed before two witnesses.

     Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by a shareholders’ resolution taken at a general shareholders’ meeting. In the event shareholders decide to bring such an action, the persons against whom such action is brought will immediately cease to be members of the Board of Directors. Additionally, shareholders representing not less than 15% of the outstanding shares of Iusacell may directly take such action against members of the Board of Directors, provided that (i) such shareholders have not voted in favor of a resolution approved at the relevant general shareholders’ meeting pursuant to which it was resolved not to take any action against the directors who are to be sued, and (ii) the claim in question covers damages alleged to have been caused to Iusacell and not only to the individual shareholders’ interests.

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

     In accordance with the Iusacell Shareholders Agreement, each of Verizon and Vodafone has the right to cause Iusacell to pay dividends during any fiscal year in an amount of up to 25% of the consolidated net income for the prior fiscal year, provided that such payment is not in violation of applicable law or contractual provisions and would not adversely affect the foreseeable cash flow or capital requirements of Iusacell. Consolidated net income for these purposes will be determined in accordance with Mexican GAAP. However, the Iusacell Shareholders Agreement provides that, if consolidated net income as so determined exceeds consolidated net income determined in accordance with U.S. GAAP by more than 10%, consolidated net income will be determined in accordance with U.S. GAAP.

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

     Holders of series V ADSs on the applicable record date are entitled to receive dividends declared on the shares underlying series V ADSs. The depositary will fix a record date for the holders of ADSs in respect of each dividend distribution.

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

     The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting of the shareholders and an amendment to the by-laws, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general meeting of shareholders.

     No resolution by the shareholders is required for decreases in capital stock based on the exercise of the right to withdraw variable shares or the purchase by Iusacell of its own shares or for increases in capital stock based on offers by Iusacell of shares it previously purchased.

Preemptive Rights

     In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportionate holdings of shares. Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders, under Mexican law, and our by-laws. In no case may such period be less than 15 days and no greater than 30 days following the publication of notice of the capital increase in the Official Gazette of the Federation or following the date of the shareholders’ meeting at which the capital increase was approved if all shareholders were represented. Otherwise, such rights will lapse.

     Under Mexican law, preemptive rights may not be waived in advance by a shareholder, and cannot be represented by an instrument that is negotiable separately from the corresponding share. In addition, holders of ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights.

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

     Redemption of variable capital shares of Iusacell would be made at the lower of (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal were to become effective or (ii) the book value per variable capital share as calculated from our financial statements for the fiscal year at the end of which the withdrawal were to become effective, as approved by our shareholders at an ordinary general meeting. Any such amount to be paid by Iusacell would become due on the day following the ordinary general meeting approving the financial statements.

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

     Purchase of Our Own Shares

     According to Mexican law, we may repurchase any series of our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be done by affecting our shareholders’ equity account, while we hold the repurchased shares, or by reducing our capital stock, if such shares are to be converted into treasury stock. No resolution from a shareholders’ meeting is required for such reduction, but a shareholders’ meeting must approve, for each year, the maximum amount of funds that may be used to repurchase shares, which amount may not exceed the amount of our net earnings (including retained earnings). During the period we own repurchased shares, such shares may not be represented at any shareholders’ meeting. Repurchased shares may be placed among the investing public, without the need of approval from our Board of Directors or shareholders, and the corresponding capital increase shall not require a resolution of a shareholders’ meeting.

     Under our by-laws and according to Mexican law, Iusacell’s subsidiaries are not allowed to own directly or indirectly any of the capital stock of Iusacell. Also, Iusacell’s subsidiaries are not allowed to own any capital stock of any controlling shareholder of Iusacell.

     The covenants contained in the Iusacell indenture limit Iusacell’s ability to repurchase its own shares. The covenants contained in the Iusacell Celular indenture and in the terms of the senior refinancing secured loan limit Iusacell Celular’s ability to repurchase its own shares.

     Repurchase in the Event of Delisting

     In the event that the registration of our shares in the Securities Section of the RNV is canceled, whether upon our request or pursuant to a resolution adopted by the CNBV, our by-laws and CNBV regulations require that our controlling shareholders make a public offer to purchase the shares owned by minority holders prior to such cancellation. The shares must be purchased by our controlling shareholders at least and at the higher of (i) the quotation price on the Mexican Stock Exchange or (ii) the book value of the shares, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange prior to the date of the offer except in the case that such value had been modified in accordance with criteria applicable to determination of relevant information. In this case the most recent Company’s financial information must be considered. The quotation price on the Mexican Stock Exchange will be the average per volume for the last 30 trading days prior to the date of the offer. In any event, such period cannot exceed six moths. If the trading period is less than 30 days, the days in which the shares were actually traded will be taken into consideration for purposes of the calculation. In the event that no trading of shares has occurred, the offer price will be the book value. In accordance with our by-laws and as provided by Mexican law, our Board of Directors, within the five days prior to the date of the offer, shall disclose its opinion on the price, taking into consideration the minority shareholders’ interests. The Board of Directors opinion shall be rendered in conjunction with the Audit Committee opinion.

In the event of conflict of interests by the Board of Directors, its opinion shall be rendered in conjunction with the opinion of an Independent Expert (as defined by Mexican Securities regulation) appointed by the Audit Committee. If after said offer our controlling shareholders fail to acquire 100% of our capital stock, the cancellation of the registration of our shares will not become effective until our controlling shareholders have created a trust with the funds required to purchase the remaining shares at the same offering price, with such trust being effective for at least six months.

     The controlling shareholders may, so long as the Board of Directors approve and the Audit Committee renders an opinion, request the CNBV to authorize a different basis for the calculation of the share offer price. The Audit Committee opinion must include the reasons for setting forth a different price and must be accompanied by a report from an independent expert. In determining whether to authorize a different basis, the CNBV takes into account Iusacell’s financial condition as well as its business outlook.

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

     As a general rule, the 1993 Foreign Investment Law allows foreign investments in up to 100% of the capital stock of Mexican companies, except for those engaged in specified restricted industries, such as basic telephone service, where foreign investments are limited to 49% of the voting capital stock. Foreign investors may, however, participate in excess of 49% of the voting capital stock of a Mexican corporation engaged in the cellular telephone business with the prior approval of the Mexican Foreign Investment Commission. Iusacell has received such approval and, as a result, neither our series A nor our series V shares are restricted to Mexican ownership. See Item 4, “Information on the Company — Business Overview — Government Regulation — Foreign Ownership Restrictions.”

     Foreign states and foreign governments are prohibited under the 1995 Telecommunications Law from holding a concession or permit to provide telecommunications services, from receiving any such concession or permit as a guarantee or from being the beneficiary of any such guarantee, or from directly or indirectly owning shares of Mexican companies, including Iusacell.

C.   MATERIAL CONTRACTS

     On December 29, 1999, Iusacell Celular entered into a series of agreements with MATC Celular, the Mexican subsidiary of American Tower Corporation, with respect to Iusacell Celular’s existing towers and future tower needs.

Under these agreements, which were amended in May 2002, MATC Celular, among other things, is required to build towers or find space on existing towers, which Iusacell Celular’s subsidiaries lease. The term of the lease is 10 years with two five-year renewal periods. As of May 30, 2003, Iusacell Celular’s subsidiaries lease from MATC Celular 715 sites, including 320 transfer sites, a number of built-to-suit sites and co-locations.

     See also, Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources,” for a summary of Iusacell’s material credit agreements and indentures.

D.   EXCHANGE CONTROLS

     There are currently no exchange controls in Mexico, however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of the North American Free Trade Agreement and in the event Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

E.    TAXATION

General

     The following is a general summary of material U.S. and Mexican federal income tax consequences of the acquisition, ownership and disposition of Iusacell ADSs, the Iusacell Celular senior notes and the Iusacell senior notes (the “Note” or the “Notes”) by U.S. holders.

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

Taxation of Distributions of Iusacell ADSs

     U.S. Federal Income Tax Considerations

     Distributions paid out of Iusacell’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to the series V shares represented by Iusacell ADSs will be includible in the gross income of a U.S. corporate holder as ordinary income when the distributions are received by the depositary or by the U.S. holder of a certificated ADS, and will not be eligible for the dividends received deduction. We expected that under recently enacted law, such distributions by Iusacell to U.S. individual holders generally should be treated as “qualified dividend income” and thus, such holders would be subject to tax at the capital gains rates for these distributions made after December 31, 2002 but before January 1, 2008. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. holder’s tax basis to the extent of such tax basis, and then as gain from the sale or disposition of a capital asset. The amount of any dividend paid in pesos will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date the distribution is includible in income, regardless of whether the pesos are converted into U.S. dollars. For U.S. holders, that date would be the date the depositary receives the dividend, regardless of whether the pesos are converted into U.S. dollars. In addition, if dividends received in pesos are not converted into U.S. dollars on the day they are received, U.S. holders may recognize foreign currency gain or loss (generally treated as ordinary gain or loss) upon the disposition of such pesos measured by the differences between such U.S. dollar value and the amount realized on such disposition. Distributions generally will constitute foreign source “passive income” (or, in the case of some holders, “financial services income”) for U.S. foreign tax credit purposes; however, assuming a U.S. individual holder has “qualified dividend income”, special rules will apply in determining such holder’s foreign tax credit limitations.

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

     Gains realized by an individual who is not a resident of Mexico on the sale or other disposition of shares representing capital stock of a Mexican corporation (like Iusacell) through a recognized stock exchange, such as the Mexican Stock Exchange and high liquidity markets of countries with which Mexico has signed a treaty to avoid double taxation, are exempt from Mexican income tax if the stock is listed on an authorized in Mexico (each a “recognized exchange”), currently the Mexican Stock Exchange only, and otherwise complies with the requirements to be considered a real trade. The Iusacell series V shares are currently listed on the Mexican Stock Exchange.

     Under current law, gains realized by a non-resident holder on the sale or disposition of shares not conducted through a recognized stock exchange generally are subject to a Mexican tax at a rate of 25% of the gross sales price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative, in which case taxes would be payable at a maximum rate of 34% on the gain on such disposition which maximum rate will be gradually reduced by one percent per year until 2005. In 2005 and thereafter, said maximum rate will be 32%. The United States is not considered to be a low tax rate country.

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

Mexican Tax Consequences to Holders of Notes

     The following is a summary of the principal consequences under current Mexican federal tax law, their regulations and administrative rules issued by the Mexican Ministry of Finance and Public Credit and the Tax Treaty, in force as of the date of this report, of the purchase, ownership and disposition of Notes by a Foreign Holder. A “Foreign Holder” is a holder who (i) is not a resident of Mexico for tax purposes and (ii) will not hold Notes or a beneficial interest in Notes in connection with the conduct of a trade or business through a permanent establishment in Mexico.

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

     Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the “Treaty Rate”) for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty and provided that the Notes are considered to be regularly and substantially traded on a recognized securities market, which is not expected to be the case. During 2003, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to holders of Notes because, as described above, with respect to a Foreign Holder, Iusacell and Iusacell Celular will be entitled to withhold taxes in connection with interest payments under their respective Notes at the Reduced Rate so long as the Reduced Rate Regulation requirements described above are met. Otherwise, holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

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

     Taxation of the Sale and other Disposition of the Notes

     Under the Income Tax Law gains resulting from a Foreign Holder’s sale or other disposition of Notes are considered interest.

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

     Not applicable.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

     Iusacell’s earnings are affected by changes in interest rates as a result of long-term borrowings. For a description of Iusacell’s long-term borrowings, see Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Iusacell Long-Term Indebtedness.”

     Iusacell has fixed rate debt under the Iusacell senior notes, a U.S.$7.8 million loan made by GTE Vendholdings due 2003 and under the Harris Facility.

     Iusacell also guarantees variable debt borrowed by its infrastructure equipment purchase subsidiaries under the BNP Paribas Facilities. Under the BNP Paribas Facilities, the GIEK-Guaranteed Facility bears interest at six-month LIBOR plus 0.6%, while the Non-GIEK Guaranteed Loan bears interest at six-month LIBOR plus 2.0%. The Harris Facility bears interest at a rate of six-month LIBOR plus 1.25%.

     Iusacell Celular has fixed rate debt under its Iusacell Celular senior notes and a Banco Santander credit facility. Iusacell Celular also had, as of December 31, 2002, variable debt under the senior refinancing secured loan.

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

     In July 1998, Iusacell Celular entered into an interest rate collar agreement on a notional amount of U.S.$35.0 million until July 30, 2002. The collar agreement limited the maximum effective LIBOR cost to 6.12% if six-month LIBOR was lower than 7.12% and 7.12% if LIBOR equaled or exceeded that level. On February 26, 1999, Iusacell Celular entered into a second interest rate collar agreement to limit the maximum interest rate Iusacell Celular must pay on U.S.$15.0 million of its floating rate debt until July 2002. Under the terms of this second collar agreement, Iusacell Celular’s maximum effective LIBOR cost was limited to 5.82% if six-month LIBOR was lower than 6.82% and, if six-month LIBOR equalled or exceeded 6.82%, then Iusacell Celular’s maximum effective LIBOR cost would be limited to 6.82%. These interest rate collar agreements expired on July 30, 2002.

     The following table summarizes the debt obligations and derivative instruments that are sensitive to changes in interest rates held by Iusacell as of December 31, 2002. With respect to the debt, the tables present principal payment obligations that exist by maturity date and the related average interest rate. Average interest rates for liabilities are calculated based on weighted averages. Dollar-denominated amounts have been converted to Mexican pesos based on the exchange rate published by Banco de México at December 31, 2002, which was U.S.$1.00 = Ps.10.4393.

	As of December 31, 2002 — Expected Maturity Date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

		in millions of Mexican pesos (U.S. dollars)
Fixed Rate Debt
U. S. Dollar denominated	219.1	1,588.1	43.2	3,653.8	—	—	5,535.2	2,247.5
Weighted-average interest rate	12.4%	11.5%	14.2%	14.2%	—	—	—	—
Mexican Peso denominated	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
Variable Rate Debt
U. S. Dollar denominated	77.7	1,105.6	1,440.3	400.5	26.9	—	3,051.1	3,051.1
Weighted-average interest rate	3.5%	4.0%	4.3%	4.5%	5.3%	—	—	—
Mexican Peso denominated	—	—	—	—	—	—	—	—
Weighted-average interest rate	—	—	—	—	—	—	—	—
Interest Rate Derivatives	—	—	—	—	—	—	—	—
Interest Rate Collars
Average Cap Rate	—	—	—	—	—	—	—	—
Average Floor Rate	—	—	—	—	—	—	—	—

Note: To determine the weighted-average interest rate for variable rate debt, LIBOR interest rate was forecasted by CIEMEX-WEFA assuming 1.33%. for 2003, 1.84% for 2004, 2.24% for 2005, 2.4% for 2006 and 3.15% for 2007.

Foreign Currency Risk

     Iusacell’s primary foreign currency exposure relates to our foreign currency denominated debt. Iusacell’s debt obligations are denominated in U.S. dollars while we generate revenues in Mexican pesos. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. The exchange rate of pesos to the U.S. dollar is a freely floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on Iusacell and on our ability to meet our long-term debt obligations.

     In December 1999, Iusacell Celular used forward-rate contracts to hedge its exchange rate exposure for U.S.$77.0 million, approximately 50% of the principal and interest payments coming due over the period April 2000 to April 2001. In November 2000, Iusacell Celular entered into another forward-rate contract to hedge its exchange rate exposure for U.S.$15.0 million of interest payments coming due between then and January 2002. In August 2001, Iusacell entered into another forward-rate contract for U.S.$11.0 million to hedge its exchange rate exposure of interest payments coming due between then and November 2002. In August and October 2001, Iusacell Celular hedged using forward rate contracts 100% of the principal U.S.$150.0 million and U.S.$34.5 million of associated interest of the Iusacell Celular senior notes. In October 2002, we opted to unwind the full foreign exchange hedge contracted in 2001; however, we will continue to look for opportunities to enter into cost efficient, foreign exchange hedging positions when appropriate.

     The following table summarizes Iusacell’s debt that is sensitive to changes in foreign currency exchange rates as of December 31, 2002. With respect to the debt, the tables present principal payment obligations that exist by maturity date and the related average interest rate. Average interest rates for liabilities are calculated based on weighted average. Dollar-denominated amounts have been converted to Mexican pesos based on the exchange rate published by Banco de México at December 31, 2002, which was U.S.$1.00 = Ps.10.4393.

	As of December 31, 2002 — Expected Maturity Date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	In millions of Mexican Pesos (U.S. dollars)
Fixed Rate Debt	—	—	—	—	—	—	—	—
U. S. Dollar denominated	219.1	1,588.1	43.2	3,653.8	—	—	5,535.2	2,247.5
Weighted-average interest rate	12.4%	11.5%	14.2%	14.2%	—	—	—	—
Variable Rate Debt
U. S. Dollar denominated	77.7	1,105.6	1,440.3	400.5	26.9	—	3,051.1	3,051.1
Weighted-average interest rate	3.5%	4.0%	4.3%	4.5%	5.3%	—	—	—
Forward Exchange Derivatives
Receive Mexican Pesos/ Pay U.S. Dollars	—	—	—	—	—	—	—	—
Average exchange rate	—	—	—	—	—	—	—	—
Receive U.S. Dollars/ Pay Mexican Pesos	—	—	—	—	—	—	—	—
Average exchange rate	—	—	—	—	—	—	—	—

Note: To determine the weighted-average interest rate for variable rate debt, LIBOR interest rate was forecasted by CIEMEX-WEFA assuming 1.33%. for 2003, 1.84% for 2004, 2.24% for 2005, 2.4% for 2006 and 3.15% for 2007.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     On June 1, 2003, we failed to make a U.S.$25.0 million interest payment which was due on the Iusacell senior notes. While we have a 30-day grace period to make the payment before an event of default will occur, we do not expect to make the June 1, 2003 interest payment within that grace period. As a result, an event of default under the Iusacell indenture will occur and the holders of those notes will have the right to declare the Iusacell senior notes immediately due and payable.

     During the first half of 2003, Iusacell Celular exceeded the permitted leverage ratio (as defined in the senior refinancing secured loan) of 2.50. On April 28, 2003, Iusacell Celular and the lenders entered into the second amendment and waiver to increase the permitted leverage ratio under the senior refinancing secured loan from 2.50 to 2.70. Under the second amendment and waiver, Iusacell Celular temporarily agreed not to make any restricted payment, loan or advance to, or repay any loan or advance from any affiliate, provided that if Iusacell Celular or any of its subsidiaries makes any payment on the principal of any indebtedness (as defined in the senior refinancing secured loan), Iusacell Celular or the relevant subsidiary will simultaneously prepay a pro rata amount outstanding under the senior refinancing secured loan. On May 22, 2003, the second amendment and waiver was extended until June 13, 2003. On June 12, 2003, the second amendment and waiver was further extended until June 26, 2003. On June 26, 2003, if the second amendment and waiver is not further extended, Iusacell Celular will be in default of a financial ratio covenant under the senior refinancing secured loan, which will constitute an event of default under that loan as if the second amendment and waiver had never been executed. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Iusacell Celular Long-Term Indebtedness – Loan Covenant Waivers and Modifications.”

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.       CONTROLS AND PROCEDURES

     Evaluation of Disclosure Controls and Procedures. The Chief Executive Officer and Chief Financial Officer of Iusacell have evaluated the effectiveness of Iusacell’s disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act) as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, Iusacell’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to Iusacell (including its consolidated subsidiaries) required to be included in Iusacell’s reports filed or submitted under the Exchange Act.

     Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in Iusacell’s internal controls or in other factors that could significantly affect such controls. No significant deficiencies and material weaknesses were identified that required corrective actions.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Iusacell has two audit committee financial experts serving on our Audit Committee. Such financial experts are Mr. Alfred C. Giammarino, a Series A Director, and Mr. Jack Lester, a Series V alternate Director.

     For a description of Mr. Giammarino’s relevant experience, see Item 6, “Directors, Senior Management and Employees — Directors and Senior Management — Biographies.”

     Jack Lester has been an alternate member of the Board of Directors of Iusacell since March 2001. Mr. Lester has been the Chief Financial Officer of Vodafone Americas Inc. (VAI) since 2000. At VAI, Mr. Lester is responsible for, among other things, financial planning and analysis, accounting, financial reporting, cash management, investment management and risk management. Previously, he had served as Director of Finance of Satellite Services for Vodafone AirTouch from 1999 to 2000 and for AirTouch International from 1996 to 1999. Prior to that, Mr. Lester had served as Director of Corporate Development for AirTouch Communications from 1991 to 1996. Mr. Lester also previously held the position of Financial Analyst at AT&E Corporation and of Venture Analyst at Equitec Leasing Company. Mr. Lester holds an M.B.A. from the University of Southern California and a bachelor’s degree in Business Administration — Accounting from the University of California, Berkeley.

ITEM 16B.	CODE OF ETHICS

     In May, 2002 we adopted a code of ethics. Our code of ethics applies to all of our employees, including the principal executive officer, principal financial officer, principal accounting officer and controller and persons performing similar functions. During 2002, we implemented training courses in the code of ethics to all our employees. Every new employee is provided also with training and a copy of our code of ethics. Our code of ethics, together with an English translation, is also posted on our internet website: www.iusacell.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers, which has been appointed by Iusacell’s Board of Directors, has served as Iusacell’s independent public accountants for each of the fiscal years in the three-year period ended December 31, 2002. Each year, the Audit Committee submits a recommendation to Iusacell’s Board of Directors to ratify the re-appointment of Iusacell’s independent public accountants.

     The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to Iusacell in 2002.

Fees Paid to PricewaterhouseCoopers

2002

Thousands of pesos
Audit Fees(1)	9,385
Audit-related Fees(2)	3,421
Tax Fees(3)	1,213
All Other Fees(4)	1,044

Total	15,063

(1)	Audit fees include services performed by the independent accountant to comply with generally accepted accounting standards in Mexico and the United States. Audit fees also include fees for services provided by the independent accountants in connection with statutory and regulatory filings or engagements, comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees include employee benefit plan audits, accounting consultations and audits in connection with internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees include fees for tax compliance, tax planning and tax advice. Tax compliance generally involves preparation of original and amended tax returns, claims for refund and tax payment-planning services. Tax planning and tax advice encompass assistance with tax audits and appeals, employee benefit plans and requests for rulings or technical advice from taxing authorities.

(4)	All other fees include mainly services related to the purchasing information system implementation and design.

PART III

ITEM 17.	FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item 17.

ITEM 18.	FINANCIAL STATEMENTS

     See pages F-1 to S-II.

ITEM 19.	EXHIBITS

     Documents filed as exhibits to this Annual Report.

Exhibit
No.	Exhibit

1.1*	By-laws (estatutos) of Grupo Iusacell, S.A. de C.V., as amended on April 21, 2003, (English translation).
2.1	Shareholders Agreement dated as of March 30, 2001 by and among Iusacell, Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 2(a) of Iusacell’s Annual Report on Form 20-F for fiscal year 2000 — File No. 001-14938).

2.2	Indenture dated as of December 16, 1999 among Grupo Iusacell, S.A. de C.V., Verizon Communications Inc. and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 of the Registration Statement F-4 — Registration Number 333-95547).

2.3	Indenture dated as of July 25, 1997 among Grupo Iusacell Celular, S.A. de C.V., certain subsidiaries of Iusacell Celular, S.A. de C.V. and First Union National Bank, as trustee (incorporated herein by reference to Exhibit 4.1 of the Registration Statement F-4 — Registration Number 333-37431).

4.1	Agreement for Equipment, Furnish and Installation for Iusacell’s Cellular Network, dated as of December 10, 1997, among Grupo Iusacell Celular, S.A. de C.V., Lucent Technologies World Services, Inc. and Lucent Technologies de México, S.A. de C.V. (incorporated herein by reference to Exhibit A of Iusacell Celular’s Annual Report on Form 20-F for fiscal year 1997).

4.2	Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V. and JP Morgan, as sole Bookrunner and Lead Arranger, and The Chase Manhattan Bank, as Administrative Agent and Collateral Agent, BNP Paribas, Citibank N.A., The Toronto-Dominion Bank and BBVA Bancomer S.A., as Arrangers (incorporated herein by reference to Exhibit 4(b) of Iusacell’s Annual Report on Form 20-F for fiscal year 2000 — File No. 001-14938).

4.3*	Amended and Restated Master Lease Agreement (English version), dated as of May 16, 2002, among MATC Celular, S. de R.L. de C.V., Grupo Iusacell Celular, S.A. de C.V. and Iusacell Arrendadora, S.A. de C.V.

4.4*	Amended and Restated Master Lease Agreement (English version), dated as of May 16, 2002, between MATC Celular, S. de R.L. de C.V. and Grupo Iusacell Celular, S.A. de C.V., for and on behalf of itself and its affiliates.

4.5*	Amended and Restated Build-to-Suit and Site Development Agreement, dated as of May 16, 2002, between MATC Celular, S. de R.L. de C.V. and Grupo Iusacell Celular, S.A. de C.V., for and on behalf of itself and its affiliates.

4.6	First Amendment and Waiver, dated as of December 7, 2001, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.3 of Grupo Iusacell’s Annual Report on Form 20-F for fiscal year 2001 — File No. 001-14938)

Exhibit
No.	Exhibit

4.7*	Second Amendment and Waiver, dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent.

4.8*	First Amendment to the Second Amendment and Waiver, dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent.

4.9*	Second Amendment, dated as of June 10, 2003, to the Second Amendment and Waiver dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent.

7.1*	Computation of ratio of earnings to fixed charges.
8.1*	List of subsidiaries.
12.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

GLOSSARY OF TELECOMMUNICATIONS TERMS

1XRTT:	A member of CDMA 2000 which is a family of standards that defines the radio interface allowing a smooth transition from CDMA (1S-95) systems. This family of standards involve some variants and the services, offerings, such as voice and packet data on a single carrier (1XRTT), data only (1X-DO).

Analog:	A transmission method employing a continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a transducer in the sending device.

Band:	A range of frequencies between two defined limits.
CDMA:	Code Division Multiple Access, the highest-capacity commercial digital standard available. CDMA increases capacity by transmitting a large number of simultaneous conversations over a single channel, assigning unique codes that can be re-assembled at the receiving end.

Cellular A-band:	The range of frequencies used to provide cellular wireless service between 825-835 MHz and between 870-880 MHz of the radio spectrum.
Cellular B-band:	The range of frequencies used to provide cellular wireless service between 835-845 MHz and between 880-890 MHz of the radio spectrum.
Channel:	A pathway for the transmission of information between a sending point and a receiving point.
Covered POPS:	The number of POPs in a defined area for whom a cellular signal is accessible.
CPP:	Calling Party Pays is a cellular telephony payment structure in which the party that places a call to a cellular telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to the call.

Digital:	A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuous analog signal.

Hertz:	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second; KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz; and GHz (gigahertz) stands for billions of hertz.

IMTS:	Improved mobile telephone service; IMTS systems are analog mobile telephone systems that employ a single powerful radio base station to communicate with IMTS mobile telephones that are within approximately a 25-mile radius.

LATA:	Local access and transport area; an area in which a local exchange carrier is permitted to provide service as designated by the 1982 United States federal court decree resulting from antitrust litigation brought by the United States Department of Justice against AT&T corporation

PCS:	Personal communications services. PCS represents a digital wireless communica-tions service with the ability to provide features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding.

PCS A-band:	The range of frequencies used to provide PCS wireless services between 1.850-1.865 GHz and between 1.930-1.945 GHz of the radio spectrum.
PCS B-band:	The range of frequencies used to provide PCS wireless services between 1.870-1.885 GHz and between 1.950-1.965 GHz of the radio spectrum.
PCS D-band:	The range of frequencies used to provide PCS wireless services between 1.865-1.870 GHz and between 1.945-1.950 GHz of the radio spectrum.
PCS E-band:	The range of frequencies used to provide PCS wireless services between 1.885-1.890 GHz and between 1.965-1.970 GHz of the radio spectrum.
Penetration Rate:	A cellular operator’s subscribers within a defined area derived by total POPs within that area.
POPs:	The population for a particular area based on the 2000 Mexican census. Population figures for 1996, 1997, 1998 and 1999 have been calculated by applying the forecast annual population growth rate for 1995, as published by the Instituto Nacional de Estadística, Geografía e Informática (the National Institute of Statistics, Geography and Information Processing, “INEGI”) to the official 1990 census figures. Population figures for 2002 have been calculated by applying the forecast annual population growth rate for 2002 to the data derived from the 2000 Mexico census. Where the population information is set forth without reference to a year, the information given is as of December 31, 2002. The SCT divides Mexico into nine geographic Regions for the provision of cellular service (individually a “Region” and collectively the “Regions”). Information regarding the numbers of POPs within a given Region has been calculated using the national population growth rate, as published by INEGI. Information regarding the number of POPs within a given city has been calculated using the growth rate for that city, as published by INEGI, which may not be the same as the national growth rate published by INEGI. The number of POPs in any Region or other geographic area should not be confused with the current number of users of wireless services in that Region or other geographic area and is not indicative of the number of users of wireless services in the future.

Roaming:	A service offered by mobile communications providers which allows a subscriber to use his or her telephone while in the service area of another carrier.
Switch:	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

TDMA:	Time division multiple access, a standard of digital cellular technology, which provides more call carrying capacity than analog, but less than CDMA, by interlacing conversations on a single channel through time-sharing methods

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IUSACELL, S.A. DE C.V.

By: /s/ CARLOS ESPINAL G.

Carlos Espinal G.
President and Chief Executive Officer

By: /s/ RUSSELL A. OLSON

Russell A. Olson
Executive Vice President and
Chief Financial Officer

Date: June 25, 2003

CERTIFICATIONS

I, Carlos Espinal G., certify that:

1.	I have reviewed this annual report on Form 20-F of Grupo Iusacell, S.A. de C.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”);

c.	and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

By:	/s/ Carlos Espinal G.

Carlos Espinal G. President and Chief Executive Officer

CERTIFICATIONS

I, Russell A. Olson, certify that:

1.	I have reviewed this annual report on Form 20-F of Grupo Iusacell, S.A. de C.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”);

c.	and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

By:	/s/ Russell A. Olson

Russell A. Olson Executive Vice President and Chief Financial Officer

GRUPO IUSACELL, S.A. DE C.V.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, February 28, 2003, except for Note 24 for which the date is June 13, 2003

The Board of Directors and Stockholders of
Grupo Iusacell, S. A. de C. V.:

     We have audited the accompanying consolidated balance sheets of Grupo Iusacell, S. A. de C. V. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, of changes in stockholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2002 and the financial statement schedule included in this Form 20-F. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements and financial statement schedule referred to above present fairly, in all material respects, the consolidated financial position of Grupo Iusacell, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of its operations, changes in stockholders’ equity and changes in its consolidated financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

     Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 expressed in constant Mexican pesos and the determination of consolidated stockholders’ equity at December 31, 2002 and 2001 also expressed in constant Mexican pesos to the extent summarized in Note 23 to the consolidated financial statements.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As mentioned in Note 24 to the consolidated financial statements, on June 1, 2003, the Company failed to make its scheduled interest payment on its Senior Notes due 2006. This will constitute an event of default if the Company does not make such interest payment within a thirty-day cure period. If an event of default occurs, it would permit the holders of the notes to accelerate their maturity.

     Additionally, the Company’s main subsidiary, Grupo Iusacell Celular, S.A. de C.V. has incurred a technical default and violated a financial leverage covenant under its Amended and Restated Syndicated Loan. The subsidiary has obtained an amendment that will expire on June 26, 2003 or earlier under certain circumstances. If such amendment is not extended, upon its expiration Grupo Iusacell Celular, S.A. de C.V. will be in default and such event will permit the lenders to demand the outstanding principal and interest on the debt.

     Lastly, as discussed in Note 24 to the consolidated financial statements, the Company’s two largest shareholders have recently agreed to tender all of their shares, representing 73.90% of the Company’s outstanding shares to an unrelated party. This event, if consummated, will transfer control of the Company to a new unrelated party. Under the indentures governing the Senior Notes due 2006 and the Senior Notes due 2004, this constitutes a change of control under which the holders of the notes have the right to require the Company and Grupo Iusacell Celular, S.A. de C.V., respectively, to repurchase such holders’ notes. This also constitutes a change of control and would constitute an event of default under the Amended and Restated Syndicated Loan so the lenders under the Amended and Restated Syndicated Loan would have the right to declare all amounts outstanding under the Amended and Restated Syndicated Loan immediately due and payable.

     These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These matters and management’s plans are more fully discussed in Note 24 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

PRICEWATERHOUSECOOPERS

/s/ José S. Oropeza de la Cruz José S. Oropeza de la Cruz Audit Partner

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Notes 1, 2, 3 and 4)

Expressed in thousands of
constant Mexican pesos as of December 31, 2002

	December 31,

	2002	2001

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4c.)	Ps. 160,035	Ps. 439,185

Current portion of escrow account (Note 10b.)	—	464,859

Accounts receivable:
Trade, net of Ps.93,603 and Ps.222,912 of allowance for doubtful accounts in 2002 and 2001, respectively (Note 4e.)	640,643	629,217
Due from related parties (Note 5)	—	1,409
Recoverable taxes and other	537,000	687,340

	1,177,643	1,317,966

Inventories – Net (Note 6)	35,698	268,149

Total current assets	1,373,376	2,490,159
Investments (Note 7)	34,421	36,005
Property and equipment — Net (Note 8)	9,367,325	10,008,780
Other assets — Net (Note 9)	2,278,230	2,787,346
Excess of cost of investments in subsidiaries over book value – Net of accumulated amortization of Ps.990,498 in 2002 and Ps.860,716 in 2001 (Note 4j.)	2,069,276	2,193,990

Total assets	Ps. 15,122,628	Ps. 17,516,280

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable (Note 10g.)	Ps. 125,272	Ps. 116,306
Current portion of long-term debt (Note 10)	77,672	28,211
Trade accounts payable	351,479	807,755
Notes payable to suppliers, short-term (Note 11)	12,406	130,541
Due to related parties (Note 5)	181,392	63,507
Taxes and other payables	643,612	914,719
Income tax (Note 12)	73,137	57,604
Employee profit sharing (Note 12)	—	2,821

Total current liabilities	1,464,970	2,121,464
Long-term debt (Note 10)	8,193,075	7,622,616
Notes payable to suppliers, long-term (Note 11)	96,463	61,795
Due to related parties (Note 5)	—	81,347
Other accounts payable, long-term (Notes 4d. and 4m.)	3,018	57,862

Total liabilities	9,757,526	9,945,084

Commitments and contingencies (Note 13)	—	—

STOCKHOLDERS’ EQUITY:
Contributed capital (Notes 14, 15 and 16):
Capital stock	7,139,558	7,139,558
Capital contributed	1,404,961	1,404,961

	8,544,519	8,544,519

Earned capital (Note 16):
Accumulated (losses) profits:
Legal reserve	20,065	20,065
For prior years	(1,333,740)	(805,252)
For the year	(2,084,037)	(528,488)

	(3,397,712)	(1,313,675)

Accumulated other comprehensive income	208,135	208,135

Total majority stockholders’ equity	5,354,942	7,438,979
Minority interest	10,160	132,217

Total stockholders’ equity	5,365,102	7,571,196

Total liabilities and stockholders’ equity	Ps. 15,122,628	Ps. 17,516,280

The accompanying twenty-four notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(Notes 1, 2, 3 and 4)

Expressed in thousands of
constant Mexican pesos as of December 31, 2002

	Years ended December 31,

	2002	2001	2000

Revenues:
Services	Ps. 4,933,603	Ps. 5,955,461	Ps. 5,497,454
Telephone equipment sales and other	593,353	641,737	558,850

	5,526,956	6,597,198	6,056,304

Cost of sales:
Cost of services	1,533,026	1,619,711	1,547,575
Cost of telephone equipment sales and other	488,093	399,644	376,288

	2,021,119	2,019,355	1,923,863

Gross profit	3,505,837	4,577,843	4,132,441
Operating expenses	1,817,063	2,195,070	2,033,599
Depreciation and amortization	2,247,065	2,768,521	2,546,289
Other operating income (Note 8)	100,979	325,436	—

Operating loss	(457,312)	(60,312)	(447,447)

Integral financing cost (gain):
Interest expense – Net	900,075	854,773	1,038,462
Foreign exchange (gain) loss — Net	1,028,698	(237,606)	17,740
Gain from monetary position	(415,625)	(281,823)	(476,396)

	1,513,148	335,344	579,806

Equity participation in net loss (profit) of associated companies and net loss (gain) on sale of equity investments (Notes 2 and 7)	9,741	(6,890)	20,767

Loss from continuing operations before assets tax, income tax and minority interest	(1,980,201)	(388,766)	(1,048,020)
Provisions for:
Assets tax	111,220	154,749	165,246
Income tax	9,250	—	—

	120,470	154,749	165,246

Loss from continuing operations before minority interest	(2,100,671)	(543,515)	(1,213,266)
Minority interest	16,634	21,874	17,399

Loss from continuing operations	(2,084,037)	(521,641)	(1,195,867)
Profit from discontinued operations (net of income tax) (Note 19)	—	—	(9,370)

Loss after discontinued operations	(2,084,037)	(521,641)	(1,186,497)
Cumulative effect of the adoption of the new accounting pronouncement (Note 4d.)	—	6,847	—

Net loss for the year	(Ps. 2,084,037)	(Ps. 528,488)	(Ps. 1,186,497)

Weighted-average number of shares of common stock outstanding (thousands)	1,862,025	1,495,140	1,396,672

Basic net loss per share of common stock (pesos):
Loss from continuing operations	(Ps. 1.12)	(Ps. 0.35)	(Ps. 0.86)
Profit from discontinued operations	—	—	0.01
Cumulative effect of the adoption of the new accounting pronouncement	—	(0.00)	—

Basic net loss per share of common stock	(Ps. 1.12)	(Ps. 0.35)	(Ps. 0.85)

The accompanying twenty-four notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Notes 1, 2, 3 and 4)

Expressed in thousands of constant Mexican pesos
as of December 31, 2002

						Accumulated
			Accumulated profits (losses)			other		Total
	Capital stock	Capital				comprehensive	Minority	stockholders1
	subscribed	contributions	Legal reserve	Prior years	For the year	income	interest	equity

Balance at December 31, 1999	Ps. 5,684,848	Ps. 178,606			Ps. 401,310		Ps. 39,761	Ps. 6,304,525
Application of 1999 net profit			Ps. 20,065	Ps. 381,245	(401,310)			—
Increase in capital stock from the primary offering	469,211	1,226,355						1,695,566
Decrease in minority interest							(12,866)	(12,866)
Comprehensive loss for the year					(1,186,497)	Ps. 208,135		(978,362)

Balance at December 31, 2000	6,154,059	1,404,961	20,065	381,245	(1,186,497)	208,135	26,895	7,008,863
Application of 2000 net loss				(1,186,497)	1,186,497			—
Increase in capital stock	985,499							985,499
Increase in minority interest							105,322	105,322
Comprehensive loss for the year					(528,488)			(528,488)

Balance at December 31, 2001	7,139,558	1,404,961	20,065	(805,252)	(528,488)	208,135	132,217	7,571,196
Application of 2001 net loss				(528,488)	528,488			—
Decrease in minority interest							(122,057)	(122,057)
Comprehensive loss for the year					(2,084,037)			(2,084,037)

Balance at December 31, 2002	Ps. 7,139,558	Ps. 1,404,961	Ps. 20,065	(Ps. 1,333,740)	(Ps. 2,084,037)	Ps. 208,135	Ps. 10,160	Ps. 5,365,102

The accompanying twenty-four notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Notes 1, 2, 3 and 4)

Expressed in thousands of constant
Mexican pesos as of December 31, 2002

	Year ended December 31,

	2002	2001	2000

Operating Activities:
Loss from continuing operations	(Ps. 2,084,037)	(Ps. 521,641)	(Ps. 1,195,867)
Items not requiring the use of resources:
Depreciation and amortization	2,247,065	2,768,521	2,546,289
Equity participation in net loss (gain) of associated companies and net loss (gain) on sale of equity investments	9,741	(6,890)	20,767
Deferred income tax	9,250	—	—
Minority interest	(16,634)	(21,874)	(17,399)

	165,385	2,218,116	1,353,790
Resources (used for) provided by operating activities:
Trade accounts receivable	(11,426)	72,221	177,792
Related parties, net	37,402	(95,761)	28,371
Recoverable taxes and other	(59,800)	(55,038)	116,278
Inventories	232,451	21,069	(41,969)
Trade accounts payable	(539,743)	270,705	(166,229)
Taxes and other payables	(271,107)	(321,716)	57,159
Income tax	15,533	16,878	38,680
Employee profit sharing	(2,821)	2,816	(449)
Other	(54,844)	54,248	764

Resources (used for) provided by operating activities before discontinued operations, extraordinary item and cumulative effect of the adoption of the new accounting pronouncement	(488,970)	2,183,538	1,564,187
Cumulative effect of the adoption of the new accounting pronouncement	—	(6,847)	—
Amortization of tax loss carryforwards	—	—	—
Profit from discontinued operations	—	—	9,370

Resources (used for) provided by operating activities	(488,970)	2,176,691	1,573,557

Financing activities:
Proceeds from long-term debt	658,756	2,640,498	164,248
Principal payments on long-term debt	(38,836)	(3,299,457)	(1,258,761)
Proceeds from related parties financing	—	81,347	—
Increase (decrease) in notes payable	8,966	(10,947)	13,043
Increase in capital stock	—	985,499	—
Effect of rights and primary offerings	—	—	1,695,566
Accumulated effect of deferred taxes	—	—	208,135

Resources provided by financing activities	628,886	396,940	822,231

Investing activities:
Purchase of property and equipment	(808,224)	(2,044,030)	(2,262,344)
(Purchase) sale of common stock of associated companies	(167,019)	4,202	(20,719)
Acquisition of Portatel, net of cash	—	(523,553)	—
Increase in telephones to be amortized	—	(551,524)	(1,150,163)
Decrease in escrow account	464,859	523,527	536,311
Disposal (purchase) of other assets	91,318	(269,357)	(157,682)

Resources used for investing activities	(419,066)	(2,860,735)	(3,054,597)

Net decrease in cash and cash equivalents	(279,150)	(287,104)	(658,809)
Cash and cash equivalents at the beginning of the year	439,185	726,289	1,385,098

Cash and cash equivalents at the end of the year	Ps. 160,035	Ps. 439,185	Ps. 726,289

The accompanying twenty-four notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002, 2001 AND 2000

Except as otherwise noted, expressed
in thousands of constant Mexican pesos as of December 31, 2002.
Amounts expressed in U.S. Dollars are in thousands.

Note 1 — Entity, Nature of Business and Principal Stockholders

Entity and nature of business

     As a part of the recapitalization and restructuring plan of Grupo Iusacell, S.A. de C.V., a new holding company, Nuevo Grupo Iusacell, S.A. de C.V. was incorporated on August 6, 1998 to acquire and hold all of the outstanding shares of Grupo Iusacell, S.A. de C.V. On March 1, 2000, both companies changed their names: Nuevo Grupo Iusacell, S.A. de C.V. changed its name to Grupo Iusacell, S.A. de C.V. (New Iusacell), and Grupo Iusacell, S.A. de C.V. changed its name to Grupo Iusacell Celular, S.A. de C.V. (Old Iusacell). In July 1999, New Iusacell initiated an offer to exchange its two series of common stock for the four series of common stock of Old Iusacell then outstanding on a one for one basis. As a result of the exchange, New Iusacell acquired 99.50% of Old Iusacell shares when the offer expired on August 10, 1999.

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

     In April 2000, New Iusacell launched a primary public offering under which New Iusacell sold 10,529,700 series V ADSs at a price of U.S.$.015125 per ADS raising Ps.1,695,566 (U.S.$159,370) in net proceeds.

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

     On March 30, 2001, Old Iusacell’s stockholders approved a 30,000 to 1 reverse stock split. Upon implementation of the reverse split in the second quarter of 2001, the Company increased its ownership in Old Iusacell to 100.00%.

     On September 27, 2001, at ordinary and extraordinary stockholders’ meetings, the Company’s stockholders approved a capital stock increase for Ps.985,499 (U.S.$100,000) through the issuance of 224,461,739 series A shares and 210,320,870 series V shares. The Company’s major stockholders’ subscribed to their proportional part of the increase and the Company launched a rights offering for the unsubscribed series V shares. When the offer expired, a total of 82,046,734 series V shares were subscribed to, leaving 40,694,059 series V shares unsubscribed to, which were then subscribed to by Verizon Communications, Inc. (Verizon) through some of its subsidiaries.

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

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     New Iusacell subsidiaries also hold concessions to provide long distance services, nationwide and international paging services and, starting on December 2001, to provide commercial wireless personal communication services (PCS) in Regions 1 and 4 in northern Mexico.

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

     On April 4, 2001, after obtaining the authorization of the Mexican regulatory agencies and the finalization of a stockholders’ agreement between the Peralta Group and Vodafone Group Plc (Vodafone), the Peralta Group and Vodafone closed the transaction under which the Peralta Group sold its 34.50% ownership in New Iusacell to Vodafone. Verizon and Vodafone hold substantial ownership interests (direct or indirect) in New Iusacell.

Note 2 — Acquisitions, Dispositions and Company Structure

     During 2001, the Company incorporated two new subsidiaries: Iusacell PCS de México, S.A. de C.V. for the financing of the development of the PCS services in Regions 1 and 4, and Iusatel USA, Inc. to be engaged in the long distance business in the United States of America. Iusatel USA, Inc. started operations in December 2002.

     On March 22, 2001, the Company sold its 65.00% equity interest in Satelitrón, S.A. de C.V. As a result of the sale, the Company recorded a gain of Ps.4,203 (U.S.$429) before taxes.

     During 2002, Inflight Phone de México, S.A. de C.V. and Promotora Celuar, S.A. de C.V., were merged into Iusacell, S.A. de C.V. The merger was recorded as of July 31, 2002.

Acquisition of Grupo Portatel, S.A. de C.V.

     On October 19, 2001, Old Iusacell completed the acquisition of a 78.34% ownership in Grupo Portatel, S.A. de C.V. and its subsidiaries (Portatel) for Ps.552,317 (U.S.$56,588). The Company also reached an agreement to acquire the remaining 21.66% ownership in Portatel for Ps.157,630 (U.S.$16,150). The Company closed the acquisition of this remaining ownership on February 8, 2002. Portatel is engaged in the wireless communications business and holds the concession to operate cellular telephone systems in the Region 8, which covers the Mexican states of Yucatan, Campeche, Quintana Roo, Chiapas and Tabasco in the southeast of Mexico.

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

Estimated fair values:
Assets acquired	Ps. 696,534
Liabilities assumed	(206,210)
Goodwill (amortized by the straight-line method over the remaining life of the concession)	219,623

Purchase price	Ps. 709,947

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company Structure

     Under the laws established by the Mexican government, due to Verizon’s control of New Iusacell, New Iusacell may not own the majority of the voting stock of Mexican companies that hold concessions to provide telecommunications services other than cellular service. As of November 1998, Old Iusacell and Jose Ramon Elizondo, a then director of New Iusacell (the Mexican National), entered into a joint venture formation agreement (the Agreement) pursuant to which they agreed to participate together in the microwave frequencies leasing, long distance, local telephony, PCS and paging businesses.

     Old Iusacell and the Mexican National agreed that Old Iusacell would own 94.90% of the economic interest and 49.00% of the voting shares of Iusatel, S.A. de C.V. (Iusatel), the Company’s long distance concessionaire, Iusatelecomunicaciones, S.A. de C.V. (Iusatelecomunicaciones), the Company’s fixed wireless local telephony operation, Punto-a-Punto Iusacell, S.A. de C.V. (Punto-a-Punto Iusacell), a microwave frequencies concessionaire and Iusacell PCS, S.A. de C.V. (Iusacell PCS), which holds concessions for 1.9GHz frequencies in Regions 1 and 4. The Mexican National would own 5.10% of the economic interest and 51.00% of the voting shares of these companies.

     On July 29, 2002, the Mexican Government granted the Company the right to own up to 99.99% of the voting shares of Iusacell PCS. After this resolution was obtained, at an extraordinary stockholders’ meeting held on September 12, 2002, Iusacell PCS’s stockholders approved the conversion of neutral shares of Iusacell PCS held by New Iusacell into voting shares of Iusacell PCS. After this conversion, New Iusacell holds 94.90% of the voting shares and economic interest of Iusacell PCS.

     Iusatel, Iusatelecomunicaciones and Punto-a-Punto Iusacell (and until September 12, 2002 Iusacell PCS) are each referred herein as a Non-Cellular Subsidiary and together, the Non-Cellular Subsidiaries.

     The Mexican National does not have the unilateral right to approve actions at the shareholder or board level of the Non-Cellular Subsidiaries. Under each company’s by-laws, all shareholder or board action must also be approved by the majority of the shares held by Old Iusacell (or New Iusacell) or a majority of the board members designated by Old Iusacell (or New Iusacell), respectively.

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

     Old Iusacell signed a joint venture agreement with a Mexican company which holds a fifteen-year concession to provide nationwide and international paging services through July 2009. As of December 31, 2002, Infotelecom is owned 49.00%, 49.00% and 2.00%, by Old Iusacell, Banorte, S.A. (which acquired Infomin, S.A. de C.V.’s interest in Infotelecom in exchange for the retirement of debt) and the Mexican National, respectively. Old Iusacell committed to contribute up to U.S.$10,500. As of December 31, 2000, Old Iusacell had invested all U.S.$10,500. If a partner does not fulfill its responsibilities under the joint venture agreement, sanctions could cause such partner to lose its investment and incur a penalty of up to U.S.$1,000.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The subsidiaries of New Iusacell, which are included in the consolidated financial statements, are the following:

	Economic interest
	(direct or indirect,
	as of December 31)

Subsidiary	2002	2001
	(%)	(%)

Iusacell PCS, S.A. de C.V. (Regions 1 and 4)	95	95
Iusacell PCS de México, S.A. de C.V.	95	95
Iusacell Infraestructura, S.A. de C.V.	100	100
Iusacell Arrendadora, S.A. de C.V.	100	100
Iusacell Infraestructura de México, S.A. de C.V.	100	100
Grupo Iusacell Celular, S.A. de C.V.	100	100
S.O.S. Telecomunicaciones, S.A. de C.V. (Region 9)	100	100
Iusacell, S.A. de C.V.	100	100
Sistecel, S.A. de C.V.	100	100
Comunicaciones Celulares de Occidente, S.A. de C.V. (Region 5)	100	100
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V. (Region 6)	100	100
Telecomunicaciones del Golfo, S.A. de C.V. (Region 7)	100	100
Inflight Phone de México, S.A. de C.V.	—	100
Inmobiliaria Montes Urales 460, S.A. de C.V.	100	100
Mexican Cellular Investments, Inc.	100	100
Iusanet, S.A. de C.V.	100	100
Promotora Celular, S.A. de C.V.	—	100
Iusatelecomunicaciones, S.A. de C.V.	95	95
Grupo Iusacell Nicaragua, S.A.	100	100
Infotelecom, S.A. de C.V.	49	49
Punto a Punto Iusacell, S.A. de C.V.	95	95
Grupo Portatel, S.A. de C.V. and subsidiary (Region 8)	100	78
Iusatel, S.A. de C.V.	95	95
Iusatel USA, Inc.	95	95

Note 3 — Basis of Presentation

a. Basis of presentation

     The Company’s consolidated financial statements have been prepared in conformity with Mexican GAAP. The consolidated financial statements have been presented in thousands of constant Mexican pesos as of December 31, 2002 as required by Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants (MIPA) (Bulletin B-10).

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

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

b. Effects of inflation on the financial statements

     The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10. The Third Amendment to Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

•	The balance sheet amounts as of December 31, 2001 presented in the consolidated financial statements have been restated to constant Mexican pesos as of December 31, 2002 based on the National Consumer Price Index (NCPI) published by Banco de México (the Mexican Central Bank).

•	Consolidated income statements for the current and prior years have been restated to constant Mexican pesos as of December 31, 2002 using the NCPI from the periods in which the transactions occurred.

•	Bulletin B-12, “Statement of Changes in Financial Information,” issued by the MIPA (Bulletin B-12), addresses the presentation of the statement of changes in financial position when financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Bulletin B-12 identifies the origin and application of resources representing differences between beginning and ending balance sheet amounts in constant Mexican pesos, excluding the effect of holding non-monetary assets. Bulletin B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating or financing activities.

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

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     Property and equipment are depreciated using the straight-line method, based on the restated values. During the second quarter of 2001, the Company completed a technical review of the remaining useful lives of certain analog and digital network equipment. As a result, the weighted-average useful life for certain communications equipment is now ten years compared with the previous 8.7 years. This change represented a reduction of approximately Ps.477,764 in depreciation expense for 2001. The average annual rates of depreciation used by the Company are as follows:

	2002	2001
	(%)	(%)

Buildings and facilities	4	4
Communications equipment	10	10
Furniture and fixtures	10	10
Transportation equipment	17	17
Computer equipment	29	29
Cellular rental telephones	25	25

     The Company does not capitalize integral financing cost for assets under construction, unless the integral financing cost generated by loans are directly attributable to those assets. For the years ended December 31, 2002, 2001 and 2000, the Company did not capitalize integral financing cost.

     Investments in associated companies are accounted for using the equity method based on the associated company’s equity and are adjusted for the effects of inflation in accordance with Bulletin B-10.

     Restatement of stockholders’ equity

     The contributed and earned capital accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 2002.

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

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.      Financial instruments

     Effective January 1, 2001, Bulletin C-2, “Financial Instruments,” issued by the MIPA (Bulletin C-2), requires that all financial instruments be recorded in the balance sheet at their fair value and changes in the fair value be recorded in each period in the income statement. Bulletin C-2 also requires that derivative financial instruments used for hedging purposes be recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability.

     The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable and payable, notes payable, long-term debt, and foreign currency and interest hedge contracts.

     Until October, 2002, the Company used derivative financial instruments to manage the risk of variable interest rates and foreign currency exchange fluctuations, which under Bulletin C-2, are classified as hedge transactions. On October 7 and 10, 2002, the Company early terminated the derivative financial instruments used for hedging purposes (Note 21).

     The carrying amounts of the Company’s financial instruments, as reflected in the balance sheet, approximate their fair value as of December 31, 2002 and 2001, except for long-term debt which has a quoted market value and for the foreign currency and interest rate hedge contracts, which as of January 1, 2001, were valued using the same valuation criteria used to value the hedged asset or liability (Note 21).

     As a result of the adoption of this new accounting pronouncement, the Company recognized a cumulative loss on derivative financial instruments of Ps.6,847 as of January 1, 2001. Prior to January 1, 2001, the Company recorded interest rate and foreign currency hedge contracts on a cash basis.

e.      Allowance for doubtful accounts

     The Company cancels service to customers with invoices that are 60 days past due. The allowance for doubtful accounts represents the Company’s estimate of the probable loss inherent in all accounts receivable due to general historical trends of customer performance and factors surrounding the specific customer’s credit risk. The Company wrote off accounts receivable for Ps.190,645 and Ps.126,021 in 2002 and 2001, respectively. The charge to income for the year for the allowance for doubtful accounts amounted to Ps.61,336, Ps.114,613 and Ps.99,919 in 2002, 2001 and 2000, respectively.

f.      Investment in associated companies

     The Company carries under the equity method long-term investments in associated companies in which it owns between 20.00% and 50.00% of the company’s voting common stock and over which the Company can exercise significant influence. Under the equity method, such investments are carried at cost adjusted for the Company’s share of the net income or losses of these companies and the effects of restatement of non-monetary assets in the associated companies. The effects of transactions with such associated companies are eliminated before applying the equity method.

g.      Cellular telephones

     The cost of cellular telephones given to customers under exclusive service contracts is amortized based on the nature and terms of the service contracts to match costs with the timing of earned revenues. During the second quarter of 2001, the Company decided to reduce the amortization period of cellular telephones from an average of eighteen months to twelve months. This change represented an increase of approximately Ps.194,855 in amortization expense for 2001. Until December 31, 2001, the cost of such telephones was included in other assets, net of accumulated amortization. Starting January 1, 2002, it is included in Recoverable taxes and other. Such cost does not exceed market value.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

h.      Concessions

     Costs related to the acquisition of concessions granted by the Mexican government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on a straight-line basis over the initial term of the respective concession. The Mexican government requires the Company’s compliance with the specific terms of each concession. Through December 31, 2002, the Company had complied substantially with such requirements, except for certain informational requirements of the Mexican authorities.

     The Company believes that such noncompliance does not expose it to any risk of concession forfeiture, or any other material liability.

i. Advertising

     Advertising costs are expensed as incurred. The cost of prepaid media advertising (including television air time, magazine, directory and other print media) is deferred and recorded in other assets until the advertising airtime or space is used, at which time, such cost is recognized as an operating expense. Advertising expense amounted to Ps.280,151, Ps.455,560 and Ps.369,792 for 2002, 2001 and 2000, respectively.

j.      Excess of cost of investments in subsidiaries over book value

     The excess of cost over the book value of net assets of acquired subsidiaries is amortized on a straight-line basis over twenty years. Amortization expense was Ps.178,153, Ps.179,513 and Ps.174,403 in 2002, 2001 and 2000, respectively.

k. Evaluation of long-lived assets

     The Company evaluates the recoverability of its long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted cash flows estimated to be generated by these assets to their respective carrying amounts. In the event impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

l.      Deferred income taxes and employee profit sharing

     As of January 1, 2000, the Company adopted the provisions of revised Bulletin D-4, “Accounting Treatment of Income Tax, Assets Tax and Employee Profit Sharing,” issued by the MIPA (Bulletin D-4). This revised Bulletin significantly modifies the previous accounting treatment for the calculation of deferred taxes by the partial liability method to a method based on comprehensive assets and liabilities. The new method requires the recognition of future tax consequences based on the difference between the financial statements and tax basis of assets and liabilities -temporary differences- as of the date of the financial statements.

     The accumulated effect at the beginning of the year, because of the adoption of Bulletin D-4, increased the deferred tax asset by Ps.173,102 and increased stockholders’ equity by the same amount (Note 12).

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     Employee profit sharing is a statutory labor obligation payable to employees and determined, for each subsidiary with employees, on its pretax income, as adjusted, in accordance with the provisions of Mexican labor and tax laws.

m.      Seniority premiums

     In accordance with Mexican labor law, the Company’s employees are entitled to seniority premiums upon retirement after 15 years of service or upon dismissal, disability or death. The Company follows Bulletin D-3, “Labor Obligations,” issued by the MIPA (Bulletin D-3). Under Bulletin D-3, the actuarially determined projected benefit obligation is computed using estimates of salaries that will be in effect at the time of payment.

     Personnel not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. At December 31, 2002, the average seniority of the eligible employees was less than 4 years. The Company’s liability and related costs for seniority premiums are immaterial for all periods presented.

     In accordance with Mexican labor law, the Company is liable for severance payments to employees who are dismissed under certain circumstances. Such compensation is expensed when paid.

     The Company has no employee pension plans and does not provide for post-retirement benefits.

n.      Profit (loss) per share

     Basic profit (loss) per share is computed by dividing profit (loss) available to common stockholders by the weighted-average number of common shares outstanding for the year. The computation of diluted profit (loss) per share is similar to basic profit (loss) per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. For the years ended December, 31, 2002, 2001 and 2000, the Company did not compute nor disclose diluted profit (loss) per share because, for those years, the Company incurred losses from continuing operations.

o.      Revenue recognition

     Cellular air time is recorded as revenue as service is provided. Until December 31, 2001, revenue from the sale of prepaid cards was recognized at the date of sale. The Company had recognized the revenue on the sale of prepaid cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepaid cards was not significant, i.e., approximately one to one-and-a-half months, and it was not material to results of operations for 2001 and 2000. Starting January 1, 2002, the Company started to recognize revenue from the sale of the prepaid cards as service is provided because the increasing length of the average consumption period for such prepaid cards. Revenues from the sale of prepaid cards associated with services that have not been provided are deferred until the services are provided and are included in taxes and other payable in the accompanying consolidated balance sheet. Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

q.      Comprehensive income (loss)

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

     In addition, in December 2001, the MIPA issued revised Bulletin C-8, “Intangible Assets” (Bulletin C-8), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with finite useful lives should be amortized over its useful life and that indefinite life intangibles no longer be amortized. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

     Management is currently evaluating the impact that the adoption of Bulletin C-8 and Bulletin C-9 will have on its consolidated financial statements.

Note 5 — Related parties

     Accounts and notes payable to related parties, including interest, as of December 31, are as follows:

	2002	2001

Short-term Verizon	Ps. 178,904	Ps. 61,384
Vodafone	2,488	2,123

Total short-term	Ps. 181,392	Ps. 63,507

Long-term due to Verizon	Ps. —	Ps. 81,347

     Accounts payable result from services rendered by the seconded employees assigned by Verizon and a note payable to Verizon as explained in the following paragraph.

     On May 8, 2001, in connection with the negotiations for the purchase of Portatel, Verizon, through one of its affiliates, provided the Company with financing for U.S.$7,800 which consisted of a two-year note payable due May 8, 2003, bearing interest at a fixed annual interest rate of 11.50%. Interest and principal are payable at the maturity of the note.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     The following is an analysis of the related party transactions described above:

	Years ended December 31,

	2002	2001	2000

Service revenue	Ps. 35,515	Ps. 5,556	Ps. 12,777

Cellular telephones repair expense		Ps. 16,509	Ps. 18,332
Technical expense	Ps. 21,163	62,715	94,030
Lease expense	—	6,505	8,185
Interest expense	8,744	5,748	—

Total expenses	Ps. 29,907	Ps. 91,477	Ps. 120,547

Acquisition of handsets	Ps. 28,917	Ps. —	Ps. —

Note 6 — Inventories, Net

     As of December 31, inventories, net, consisted of the following:

	2002	2001

Cellular telephones and accessories	Ps. 138,936	Ps. 377,612
Less: Allowance for obsolete and slow-moving inventories	(103,238)	(117,069)

	35,698	260,543
Goods in transit	—	6,893
Advances to suppliers	—	713

	Ps. 35,698	Ps. 268,149

Note 7 — Investments

     As of December 31, the Company’s investments were as follows:

	2002		2001

Entity	Ownership	Investment	Ownership	Investment

Editorial Celular, S.A. de C.V.	40.00%	Ps. 13,874	40.00%	Ps. 17,026
AMCEL	—	15,526	—	15,526
Other	—	5,021	—	3,453

		Ps. 34,421		Ps. 36,005

     Editorial Celular, S.A. de C.V. is accounted for by the equity method. For each of the three years in the period ended December 31, 2002, the Company’s share of net (losses) earnings of Editorial Celular, S.A. de C.V. was of (Ps.9,741) Ps.2,687 and (Ps.20,767), respectively.

     For the year ended December 31, 2001, the gain on sale of equity investments was Ps.4,203.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     Note 8 — Property and Equipment, Net

          a.     At December 31, property and equipment, net, consisted of:

	2002	2001

Buildings and facilities	Ps. 1,721,540	Ps. 1,715,913
Communications equipment	11,571,302	10,774,064
Furniture and fixtures	397,065	206,103
Transportation equipment	62,008	84,233
Computer equipment	1,770,721	1,528,919
Cellular rental telephones	9,928	9,658

	15,532,564	14,318,890
Accumulated depreciation	(7,021,487)	(5,946,248)

	8,511,077	8,372,642
Land	72,110	69,739
Construction in progress	783,055	1,565,384
Advances to suppliers	1,083	1,015

	Ps. 9,367,325	Ps. 10,008,780

          b.     Depreciation expense was Ps.1,449,679, Ps.1,318,236 and Ps.1,365,798 for 2002, 2001 and 2000, respectively.

          c.     In December 1999, the Company entered into a series of agreements with MATC Celular, S. de R.L. de C.V. (an affiliated company of American Tower Corporation) (“MATC Celular”). These agreements, among other things, gave MATC Celular the right to acquire approximately 350 existing Old Iusacell non-strategic towers. During 2002 and 2001, Old Iusacell and some of its subsidiaries sold 76 and 244 non-strategic towers to MATC Celular, respectively, for Ps.114,126 (U.S.$11,400) and Ps.368,633 (U.S.$36,600), respectively, generating a gain on the sale, before taxes, of Ps.100,979 and Ps.325,436, respectively. As a part of this agreement, a subsidiary of New Iusacell signed a lease contract for the same towers with MATC Celular for a minimum mandatory term of ten years, a term that could be automatically extended for two additional periods of five years each (Note 13a.).

          Under Mexican GAAP, Bulletin D-5, “Leases” (Bulletin D-5), establishes the general criteria for capital and operating lease transactions. Sale-leaseback transactions are recognized with the use of the general criteria of Bulletin D-5. The timing of the recognition of a gain derived from sale-leaseback transactions should be based on the subsequent lease classification criteria of the leaseback portion of the transaction. If the subsequent leaseback is accounted for as an operating lease, full immediate gain recognition is allowed, whereas, if the subsequent leaseback is accounted for as a capital lease, the gain is deferred and amortized in proportion with the estimated useful life of the asset leased. Based upon this criteria, the sale-leaseback agreement with MATC Celular was recorded by the Company as an operating lease and consequently, the Ps.100,979 and Ps.325,436 gains were recognized at the date of the sale and have been recorded as other operating income in the consolidated income statements for the years ended December 31, 2002 and 2001.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Other Assets, Net

     a.     At December 31, other assets consisted of the following:

	2002		2001

Concessions	Ps.	1,556,405	Ps.	1,556,405
Cellular telephones (Note 4g.)		—		3,512,320
Prepaid expenses		362,165		378,506
Advance payments		615,059		530,674
Pre-operating expenses		139,875		143,752
Other		106,186		104,808
Deferred income taxes, net (Note 12)		163,852		182,969

		2,943,542		6,409,434
Accumulated amortization		(665,312)		(3,622,088)

	Ps.	2,278,230	Ps.	2,787,346

     b.     Concessions and cellular telephone amortization expense was Ps.619,233, Ps.1,270,772 and Ps.1,006,088 in 2002, 2001 and 2000, respectively. In January 2002, cellular telephones were reclassified to current assets (Note 4g.)

Note 10 — Notes Payable and Long-Term Debt

     As of December 31, 2002 and 2001, the long-term debt of the Company consisted of the following:

	U.S. Dollars 2002	2002		2001

Secured senior notes due 2004	U.S.$150,000	Ps.	1,565,895	Ps.	1,453,824
Unsecured senior notes due 2006	350,000		3,653,755		3,392,257
BNP credit agreement	23,232		242,530		195,754
BNP refaccionario loan	3,416		35,665		34,545
Amended and restated syndicated loan	265,622		2,772,902		2,574,447

Current portion of long-term debt	792,270		8,270,747		7,650,827
	7,440		77,672		28,211

	U.S.$784,830	Ps.	8,193,075	Ps.	7,622,616

a. Secured senior notes due 2004

     On July 25, 1997, Old Iusacell completed an offering of long-term, secured senior notes due July 15, 2004 for U.S.$150,000, accruing interest at a fixed rate of 10.00%, payable semi-annually starting January 15, 1998 (the Notes Due 2004). The Notes Due 2004 are redeemable at the option of Old Iusacell, in whole or in part, at any time on or after July 15, 2001 starting at a redemption price of 105.00% of principal amount plus accrued interest, if any, declining to 102.50% after July 15, 2002, and finally to 100.00% after July 15, 2003.

     The Notes Due 2004 may also be redeemed at a price equal to 100.00% of principal amount plus accrued interest, if any, in the case of legal changes adversely affecting the treatment of the withholding taxes on payments to holders of the Notes Due 2004.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b. Unsecured senior notes due 2006

     On December 16, 1999, New Iusacell completed an offering of long-term, unsecured senior notes due December 1, 2006 for U.S.$350,000, accruing interest at a fixed rate of 14.25%, payable semi-annually starting June 1, 2000 (the Notes Due 2006). New Iusacell invested approximately U.S.$133,600 of the net proceeds of the offering in securities in escrow to secure the first six semi-annual interest payments on the Notes Due 2006. This investment was restricted as to withdrawal and was utilized to meet the Company’s interest commitment on the Notes Due 2006. The last interest payment made with the proceeds invested in the escrow account was in December 2002.

     At any time prior to December 1, 2002, New Iusacell may redeem in the aggregate up to 35.00% of the original principal amount of the Notes Due 2006 with the proceeds of one or more public equity offerings by New Iusacell at a redemption price of 114.25% of principal amount plus accrued interest, if any. The Notes Due 2006 may also be redeemed at a price equal to 100.00% of principal amount plus accrued interest, if any, in the case of legal changes adversely affecting the treatment of the withholding taxes on payments to holders of the Notes Due 2006.

c. BNP credit agreement, as amended

     On July 12, 2000, a subsidiary of New Iusacell obtained financing to acquire microwave transmission equipment. The financing consists of a seven-year secured term facility provided by BNP Paribas (guaranteed by the Eximbank of Norway) in the principal amount of up to U.S.$30,479. At December 31, 2002, U.S.$25,814 of this facility had been drawn down.

     Loans outstanding under the BNP credit agreement provide for interest at a rate per annum equal to 0.60% above six-month LIBOR. The BNP credit agreement also included a commitment fee for the unutilized portion of the credit, calculated by applying 0.40% to the available amount. Interest under the credit agreement is paid semi-annually starting on December 2000. Fees under the credit agreement were paid quarterly starting on September 2000. Principal payments are due in ten equal semi-annual installments which began in December 2002.

     For the years ended December 31, 2002 and 2001, the weighted-average interest rates were 2.45% and 2.52%, respectively.

     The BNP Credit agreement is guaranteed by New Iusacell.

d. BNP refaccionario loan, as amended

     On July 12, 2000, a subsidiary of New Iusacell obtained financing to acquire microwave transmission equipment. The financing consists of a four year secured term facility provided by BNP Paribas in the principal amount of U.S.$5,379. At December 31, 2002, U.S.$4,555 of this facility had been drawn down.

     Loans outstanding under the BNP refaccionario loan provide for interest at a rate per annum equal to 2.00% above six-month LIBOR. The BNP refaccionario loan also included a commitment fee for the unutilized portion of the credit, calculated by applying 0.40% to the available amount. Interest under the refaccionario loan is paid semi-annually starting on December 2000. Fees under the credit agreement were paid quarterly starting on September 2000. Principal payments are due in four equal semi-annual installments which began in December 2002.

     For the years ended December 31, 2002 and 2001, the weighted-average interest rates were 3.87% and 3.92%, respectively.

     The BNP refaccionario loan is guaranteed by New Iusacell.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e. Amended and restated syndicated loan, as amended

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

     The amended and restated syndicated loan provides for interest at a rate per annum equal to one, two, three or six-month LIBOR at Old Iusacell’s option plus a spread ranging, depending on Old Iusacell’s leverage ratio, from 1.75% to 2.25% with quarterly interest payments which began on May 29, 2001. Principal installments will be due beginning 2004 through 2006.

     There was no gain or loss recognized from this loan restructuring.

     On December 7, 2001 the amended and restated syndicated loan was amended, and a waiver and consent were granted by the lenders allowing Old Iusacell to (i) create liens encumbering initial deposits and margin deposits securing indebtedness under any interest rate protection agreement or other interest hedging agreement up to the principal amount of indebtedness of Old Iusacell and its subsidiaries with floating rates of interest; (ii) make loans or advances to New Iusacell in lieu of paying dividends at such times and in such amounts as necessary to permit New Iusacell to pay scheduled interest (including any tax gross-up with respect thereto) and principal payments as and when due in respect to the Notes Due 2006 and (iii) make loans or advances to New Iusacell in lieu of paying dividends in an amount not to exceed U.S.$5,000, so long as an event of default has not occurred, to discharge other liabilities of New Iusacell incurred in the ordinary course of business.

f. Covenants and collateral

     The amended and restated syndicated loan, the BNP credit agreement, the BNP refaccionario loan, the Notes Due 2004 and the Notes Due 2006 contain certain restrictive covenants, including the maintenance of certain financial ratios, restrictions on incurring additional debt, limitations on capital expenditures and restrictions on the sale or lease of Old Iusacell’s assets. As of December 31, 2002 and 2001, New Iusacell and Old Iusacell had complied with such covenants.

     Old Iusacell’s obligations under the amended and restated syndicated loan are unconditionally guaranteed, jointly and severally, by the principal operating and cellular concession-holding subsidiaries of Old Iusacell and are secured by the pledge of substantially all capital stock and equity interests held by Old Iusacell and by all cellular concessions, and by a first lien on substantially all assets used in connection with or related to such concessions.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     At December 31, 2002, the Company’s debt matures as follows:

Years ended December 31,	U.S. Dollars	Mexican pesos

2003	U.S.$7,440	Ps.	77,672
2004	255,910		2,671,521
2005	137,973		1,440,342
2006	388,365		4,054,259
2007	2,582		26,953

Total	U.S.$792,270	Ps.	8,270,747

g. Notes payable

     As of December 31, notes payable consisted of the following:

	U.S. Dollars
	2002	2002		2001

Handset facility	U.S.$12,000	Ps.	125,272
Handset facility	—		—	Ps.	116,306

Total	U.S.$12,000	Ps.	125,272	Ps.	116,306

     On February 25, 2002, Old Iusacell obtained a handset acquisition financing facility from Banco Santander Mexicano, S.A. (Santander), which consisted of a one-year unsecured credit facility in a principal amount of U.S.$12,000. Loans outstanding under this facility provided for interest at an annual variable rate of LIBOR plus a spread of 1.00%. Interest was paid quarterly. At the maturity date of this facility, February 25, 2003, Old Iusacell reached an agreement with Santander to refinance a portion of this facility under which Old Iusacell paid Santander U.S.$7,000 plus accrued interest, and refinance the remaining U.S.$5,000. The refinanced facility consists of an unsecured five-months credit facility in a principal amount of U.S.$5,000. This loan provides for interest at an annual fixed rate of 3.84%. Interest and principal will be paid in five equal monthly installments starting March 25, 2003.

     This facility contains certain restrictive covenants. As of December 31, 2002, Old Iusacell had complied with such covenants.

     In February 2001, Old Iusacell obtained a handset acquisition financing facility from Santander, which consisted of a one-year unsecured credit facility in a principal amount of U.S.$12,000. Loans outstanding under this facility provided for interest at an annual rate of 6.9938%. Interest was paid quarterly and the principal was paid on February 19, 2002.

Note 11 — Notes Payable to Suppliers

     As of December 31, notes payable to suppliers consisted of the following:

	U.S. Dollars
	2002	2002		2001

Short-term:
The Harris Facility	U.S.$1,188	Ps.	12,406
The Motorola Facility	—		—	Ps.	88,261
The TV Azteca Facility	—		—		42,280

Total short-term	U.S.$1,188	Ps.	12,406	Ps.	130,541

Long-term:
The Harris Facility	U.S.$9,241	Ps.	96,463	Ps.	61,795

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Motorola Facility

     On March 31, 2000, Portatel, through one of its subsidiaries, obtained a five-year credit facility from Motorola Credit Corporation (Motorola) to be used solely to acquire communications equipment, in the principal amount of U.S.$9,106 (the Motorola Facility). Drawdowns under the Motorola Facility were available for one year. Loans outstanding under the Motorola Facility accrue interest at a variable annual rate of six-month LIBOR plus 6.00%. Principal and interest are payable in April 2002. Portatel drew down the entire U.S.$9,106 during 2000 and 2001. As a part of the agreement, Portatel was required to keep an escrow account to deposit monthly the accrued interest on the loans outstanding. This facility was repaid on April, 2002.

The TV Azteca Facility

     On November 5, 2001, the Company, through one of its subsidiaries, obtained a credit facility from TV Azteca, S.A. de C.V. to be used solely to acquire television air time, in the principal amount of Ps.40,000 (the TV Azteca Facility). The facility provides for interest at a variable annual rate of TIIE times 1.50. Principal and interest are payable in six monthly installments starting January 31, 2002. This facility was repaid during 2002.

The Harris Facility

     On August 18, 2000, the Company through one of its subsidiaries entered into a framework agreement, as amended, with its supplier Harris, S.A. de C.V. for the purchase, construction, installation and financing of microwave equipment in a principal amount of up to U.S.$10,873.

     As of December 31, 2002, the Company had drawn down five Tranches in a principal amount of U.S.$10,429 which consists of:

     (i)  Tranches 1, 2A, 2B and 2C in a principal amount of U.S.$6,376 bearing interest at a rate of average term LIBOR plus 1.25%; interest is paid semiannually starting six months after each draw dawn date. Principal payments are due in six equal semiannual installments starting two years after each draw dawn date.

     (ii)  Tranche 2D in a principal amount of U.S.$4,053 bearing interest at a rate of average term LIBOR plus 3.50%; interest is paid semiannually starting six months after the draw dawn date. Principal payments are due in four equal semiannual installments starting two years after the draw dawn date.

     The five tranches are guaranteed by the Company.

NOTE 12 – Income Tax, Net Assets Tax and Employee Profit Sharing

     For the year ended December 31, 2002, the provision for income taxes consisted of current income tax and assets tax of Ps.111,220 and deferred income tax of Ps.9,250.

     For the years ended December 31, 2001 and 2000, the provision for income taxes consisted of current income tax and assets tax of Ps.154,749 and Ps.165,246, respectively.

     Old Iusacell has filed annual consolidated income tax returns since the tax year beginning January 1, 1994. Starting the year ended December 31, 2000, New Iusacell is the holding company for tax consolidation purposes.

     The statutory income tax rate in Mexico is 35%. As a result of the amendment to the income tax law enacted on January 1, 2002, the 35% statutory income tax rate will be reduced annually starting in 2003, and continue to decrease until the statutory rate is 32% in 2005. Consequently, the effect of the gradual decrease in the statutory

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Tax rate reduced the deferred tax asset in 2002. For the years ended December 31, 2002 and 2001, the Company generated tax losses of Ps.1,981,005 and Ps.613,904, respectively.

     At December 31, 2002 and 2001, the main temporary differences the Company recognizes for the calculation of deferred income taxes were as follows:

	2002		2001

Allowance for doubtful accounts	Ps.	93,603	Ps.	222,912
Liability accruals		32,887		75,273
Income tax losses carry forwards and tax credits		6,117,358		4,099,899
Inventories		(35,698)		(268,149)
Property and equipment		(2,682,327)		(2,160,999)
Telephones to be amortized		(141,345)		(184,941)
Concessions		(308,268)		(325,840)

Temporary differences		3,076,210		1,458,155
Income tax rate		35%		35%

		1,076,674		510,354
Valuation allowance		(903,572)		(327,385)

Deferred income tax asset		173,102		182,969
Income tax rate change		(9,250)		—

Net deferred income tax asset	Ps.	163,852	Ps.	182,969

     The Company has recorded a net deferred tax asset of Ps.163,852 reflecting, mainly, the benefit of tax loss carry forwards, which expire in varying amounts between 2005 and 2012. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry forwards. Although realization is not assured, management believes it is more likely than not that most of the net deferred tax asset at December 31, 2002 will be realized based on the Company’s business plan estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded as of December 31, 2002.

     The Company’s estimate of future taxable income is based primarily on and supported by (i) additional increase in revenues generated by the Calling Party Pays feature with an important taxable operating margin, (ii) the change in the income tax law to increase the useful lives for network equipment from 3.3 years to 12.5 years, representing an important decrease in depreciation expense for income tax purposes and (iii) an increase in 2003 of the potential effects of additional cost cutting.

     The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced. As of December 31, 2002 and 2001, the Company had a valuation allowance of Ps.903,572 and $ 327,385, respectively, to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carry forwards and tax credits.At December 31, 2002, the Company had the following net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings:

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year of	Amount		Expiration
loss	of loss		year

1993	Ps.	24,657	2003
1994		100,729	2004
1995		243,207	2005
1996		114,057	2006
1997		190,463	2007
1998		289,891	2008
1999		197,155	2009
2000		657,873	2010
2001		613,904	2011
2002		1,981,005	2012

     These losses are indexed for inflation from the year incurred to the sixth month of the year utilized. Accordingly, these amounts include inflation up to June 2002. Due to the restructuring of the Company related to Verizon’s assumption of management control (Note 2), the Company did not include additional tax losses for Ps.1,018,114, relating to one of its subsidiaries, Iusatelecomunicaciones, and may not be able to apply these losses against other subsidiaries’ profits in 2003 and beyond.

     The 1.8% net assets tax is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.8% net assets tax paid may be utilized as a credit against future income tax in the years in which the Company generates an income tax in excess of the assets tax. The assets tax is available as a carry forward for up to ten years and is subject to restatement based on the NCPI when used. As of December 31, 2002, net assets tax available as a carry forward was Ps.497,718 which expires in 2007.

     Employee profit sharing, generally 10%, is computed on taxable income, with adjustments to exclude inflationary effects and the restatement of depreciation expense. In the years ended December 31, 2002 and 2001, the Company did not generate any taxable income for profit sharing purposes.

     The effective rate reconciliation as of December 31, was as follows:

	2002		2001(*)		2000(*)

Loss on continuing operations before taxes		(Ps.1,980,201)		(Ps.388,766)	(Ps.1,048,020)
Statutory Income Tax rate		35%		35%	35%

Income Tax (benefit) expense at statutory rate		(693,070)		(136,068)	(366,807)
Add (deduct):
Inventory purchases less cost of sales		(210,000)		(1,591)	(14,689)
Depreciation and amortization		(285,605)		(247,961)	(195,197)
Differences between interest and inflationary gains or losses		215,418		80,219	84,981
Provision for doubtful accounts		19,662		(3,993)	19,191
Telephones to be amortized		133,366		205,940	(43,857)
Goodwill amortization		62,354		62,830	61,041
Income tax rate change		3,238		—	—
Other		61,285		174,242	225,081

Income Tax (benefit) expense for the year		(Ps.693,352)		(Ps.214,866)	(Ps.230,256)

Effective rate		35%		55%	22%

Net assets tax	Ps.	111,220	Ps.	154,749	165,246

     (*) Certain reclassifications were made in prior years to conform to classifications used in the most recent year.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13 — Commitments and Contingencies

     As of December 31, 2002, the Company had the following commitments and contingent liabilities:

     a.     The Company has entered into operating lease agreements for administrative offices, sales branches and service facilities and since 2001, operating lease agreements with MATC Celular for the lease of towers (Note 8c.). These lease agreements expire at various dates through 2011, and some agreements contain options for renewal. Lease expense was Ps.382,842, Ps.166,117 and Ps.173,426 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Future annual minimum rental payments under existing leases as of December 31, 2002 are as follows:

2003	Ps.	419,157
2004		393,990
2005		376,278
2006		367,750
2007		349,494
Thereafter		1,155,209

	Ps.	3,061,878

     b.     The Company may have contingent liabilities for taxes and penalties that the tax authorities may assess based on audits of prior years’ tax returns.

     c.     In April 1998, Old Iusacell learned that the Montes Urales property was subject to two liens. Such liens were not identified when Inmobiliaria Montes Urales 460, S.A. de C.V. was acquired in 1994, nor was Old Iusacell notified of such liens subsequent to the acquisition. During 2002, the liens have been removed.

     d.     Old Iusacell has certain commitments derived from its joint venture agreement with Infomin, S.A. de C.V. (Note 2).

     e.     During April 2001, Iusatel, a subsidiary of the Company, reached an agreement to settle the outstanding amounts due related to the special projects implemented by Teléfonos de México, S.A. de C.V. (Telmex) to permit competition in long distance telephony. Iusatel agreed to pay for its portion of such special projects in two parts: (i) a fixed payment of approximately U.S.$13,600, payable in twelve equal monthly installments beginning in April 2001, and (ii) a U.S.$0.0053 per full minute, usage-based surcharge to the local wire line interconnection rate from January 1, 2001 through December 31, 2004 for long distance calls terminated in Telmex’s local wire line network.

     f.     Iusacell, S.A. de C.V., a subsidiary of the Company, decided to sue and seek compensatory damages from one of the Company ´s distributors as a result of the latter’s decision to breach their distribution agreement. In the same act, such distributor also sued Iusacell, S.A. de C.V. The decision of the Court in the first instance has been not to set a favorable opinion to any of the parts. Both parties have appealed the Court’s decision.

     g.     On January 1, 2002 the Mexican Congress approved a tax law reform that assesses an additional 10% excise tax on certain wireless telecommunications services. In February 2002, the Company filed an injunction action to challenge the Mexican government’s implementation of the tax. The Company has obtained a favorable resolution against this 10% excise tax and the Mexican government has filed an appeal.

     In February 2003, the Company has filed an injunction action to challenge the Mexican government regarding the same excise tax for the year 2003.

     h.     A supplier of the Company has sued Iusacell, S.A. de C.V. for the improper termination of their agreement. The Company has obtained a favorable resolution in the first instance. The supplier has filed an appeal.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     i.     A client of the Company has sued SOS Telecomunicaciones, S.A. de C.V., a subsidiary of the Company. The process is in a preliminary stage.

     j.     As discussed in Note 10, the Company has important borrowings, which require, among other things, compliance with certain financial ratios, specifically a debt/EBITDA ratio at the Grupo Iusacell Celular, S.A. de C.V. level, on a quarterly basis. If the Company incurs operating losses during the first quarter of 2003 and/or the debt has a substantial increase due to the Mexican peso devaluation relative to the U.S. dollar, the Company might not be in compliance with the financial covenant ratio under the Amended and Restated Syndicated loan agreement.

     If the Company breaches the financial covenant ratio and does not obtain a waiver, this could result in the acceleration of the Amended and Restated Syndicated loan, and because of cross-defaults, the Notes due 2004, the Notes due 2006, the BNP Credit Agreement and the BNP Refaccionario loan could become due and payable. Based upon current projections, the Company believes it is probable that it does not comply with the existing financial covenant ratio unless it is modified or waived. The Company plans to request an amendment to the debt/EBTIDA covenant ratio, increasing it to 3.5x from 2.5x.

     The Company has started to explore, together with external financial and legal advisors, the possibility of entering into a debt restructuring process. Although no assurances can be given, the Company expects to successfully conclude such restructuring during 2003.

     The Company’s ability to fulfill its long-term financial commitments depends on the results of theses negotiations.

Note 14 — Contributed Capital

     During the years ended December 31, 2002, 2001 and 2000, the following transactions took place:

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

     In April 2000, New Iusacell launched a primary public offering under which New Iusacell sold 10,529,700 series V ADSs at a price of U.S.$.015125 per ADS. Pre-emptive stockholder rights were exercised for 71,752 series V shares. Proceeds from the offering amounted to Ps.1,695,566 (U.S.$159,370) net of expenses.

     At the September 29, 2001 stockholders’ meeting, the Company’s stockholders approved a capital increase of up to Ps.985,499 (U.S.$100,000) through the issuance of 224,461,739 series A shares and 210,320,870 series V shares. The increase was subscribed by the principal stockholders’ of the Company and through a public rights offering.

     The changes in the number of shares of common stock for the period January 1, 2000 through December 31, 2002 are as follows:

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Old Iusacell's shares				New Iusacell's shares

	Series A	Series B	Series D	Series L	Series A	Series V

Balance as of 1/01/00	—	—	59,912	6,830,705	736,830,745	578,200,864
Effect of second exchange offer	—	—	(33,070)	(6,808,754)	—	6,841,824
Effect of primary offering	—	—	—	—	—	105,297,000
Issuance of common stock upon exercise of preemptive rights	—	—	—	—	—	71,752
Effect of private offering	—	—	(392)	(9,717)	—	—
Balance as of 12/31/00	—	—	26,450	12,234	736,830,745	690,411,440
Effect of the reverse stock split	—	—	(26,450)	(12,234)	—	—
Issuance of common stock for the capital stock increase	—	—	—	—	224,461,739	210,320,870
Balance as of 12/31/01	—	—	—	—	961,292,484	900,732,310
No changes for the year	—	—	—	—
Balance as of 12/31/02	—	—	—	—	961,292,484	900,732,310

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

Note 15 — Executive Employee Stock Purchase Plan

     The Stock Purchase Plan is administered by a management trust with the assistance of the trust division of a Mexican bank. Under the Stock Purchase Plan, a committee, which is composed of certain executive officers of the Company (the Technical Committee), determines to which executive employees series V shares of New Iusacell will be offered for purchase. The Technical Committee also determines the number of series V shares to be offered for purchase to such executive employees, the purchase price per share, the vesting schedule, the payment terms and all other terms and conditions thereof.

     The number of series V shares that may be subject to purchase rights granted under the Stock Purchase Plan cannot exceed 4.9% of the aggregate number of issued and outstanding New Iusacell shares.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     A summary of the changes of the stock options for employees for the year ended December 31, is presented below.

	2002			2001			2000

		Weighted- average			Weighted- average			Weighted- average
	Shares	exercise price		Shares	exercise price		Shares	exercise price

Outstanding at beginning of year	6,485,124	Ps.	11.05	6,485,124	Ps.	10.84	7,695,234	Ps.	10.26
Granted	—		—	659,000		8.96	681,000		15.35
Exercised	—		—	—		—	1,210,110		11.02
Cancelled / Forfeited	—		—	659,000		6.92	681,000		8.44
Outstanding at the end of the year	6,485,124		11.05	6,485,124		11.05	6,485,124		10.84

Shares exercisable at year end	5,826,124			5,826,124			5,804,124

     The following table summarizes Stock Purchase Plan options outstanding as of December 31, 2002, 2001 and 2000:

				Outstanding		Exercisable
				Weighted-average		Weighted-average

	Range of prices		Number	Remaining life	Exercise price	Number	Exercise price

December 31, 2000	Ps.	4.31 - 9.17	2,695,417	4.48	7.16	2,695,417	Ps.	7.16
		11.46 - 15.35	3,789,707	5.58	13.46	3,108,707		13.04

December 31, 2001	Ps.	4.31 - 9.17	2,036,417	3.26	7.24	2,036,417	Ps.	7.24
		11.46 - 15.35	4,448,707	4.98	12.79	3,789,707		13.46

December 31, 2002	Ps 4.31 - 9.17		2,036,417	3.26	7.24	2,036,417	Ps.	7.24
		11.46 - 15.35	4,448,707	4.98	12.79	3,789,707		13.46

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

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     At December 31, 2002, the balance on the CUFIN is approximately Ps.147,157. New Iusacell currently cannot pay dividends under the covenants of the Notes Due 2006.

	December 31, 2002

			Accumulated
	Historical		adjustments for
	value		inflation		Total

Capital stock subscribed	Ps.	5,923,198	Ps.	1,216,360	Ps.	7,139,558
Capital contributions		1,209,952		195,009		1,404,961
Legal reserve		16,688		3,377		20,065
Accumulated profits from prior years		(1,721,429)		387,689		(1,333,740)
Net loss for the year		(1,897,484)		(186,553)		(2,084,037)
Accumulated other comprehensive income		173,102		35,033		208,135

Total	Ps.	3,704,027	Ps.	1,650,915	Ps.	5,354,942

	December 31, 2001

			Accumulated
	Historical		adjustments for
	value		inflation		Total

Capital stock subscribed	Ps.	5,923,198	Ps.	1,216,360	Ps.	7,139,558
Capital contributions		1,209,952		195,009		1,404,961
Legal reserve		16,688		3,377		20,065
Accumulated profits from prior years		(1,421,153)		615,901		(805,252)
Net loss for the year		(300,276)		(228,212)		(528,488)
Accumulated other comprehensive income		173,102		35,033		208,135

Total	Ps.	5,601,511	Ps.	1,837,468	Ps.	7,438,979

Note 17 — Foreign Currency Position

     The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows:

	2002		2001

Monetary assets		U.S.$14,150		U.S.$242,652
Monetary liabilities		875,766		896,115

Net monetary liability position in U.S. Dollars		U.S.$861,616		U.S.$653,463

Equivalent in nominal Mexican pesos	Ps.	8,994,668	Ps.	5,991,929

     As of December 31, 2002 and 2001, most of the communications equipment and inventories of cellular telephones and accessories are of foreign origin (Notes 6 and 8).

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     During 2002, 2001 and 2000, interest income and interest expense on assets and liabilities denominated in U.S. Dollars were as follows:

	2002		2001		2000

Interest income		U.S.$1,356		U.S.$9,446		U.S.$7,459
Interest expense		82,317		90,128		74,017

Net interest expense		U.S.$80,961		U.S.$80,682		U.S.$66,558

Equivalent in nominal Mexican pesos	Ps.	845,176	Ps.	739,814	Ps.	639,609

     Operating results for the years ended December 31, 2002, 2001 and 2000 include depreciation and amortization expenses, related to fixed assets and inventories of foreign origin.

     The exchange rates as of December 31, 2001 and 2000 were Ps.10.4393 and Ps.9.1695, per U.S. Dollar, respectively. At the issuance date of these financial statements, February 28, 2003, the exchange rate in effect was Ps.11.03 per U.S. Dollar.

Note 18 — Project 450

     A subsidiary was established to provide fixed wireless local telephony services using the 450 MHz frequency band (Project 450). At December 31, 2002 and 2001, Old Iusacell’s investment in Project 450 amounted to Ps.29,014 and Ps.32,852, respectively.

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

     Financial information regarding Cellular Solutions as of and for the year ended December 31, 2000, was as follows:

Current assets	Ps.	2,188
Total assets		2,188
Total liabilities		446
Revenues		—
Gross profit		—
Loss from operations before income taxes		—
Provision for income taxes		—
Profit on disposal		(9,370)

Net profit		(Ps.9,370)

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note  20 — Comprehensive Income

     For the years ended December 31, 2002, 2001 and 2000, comprehensive income consisted of the following:

	2002		2001		2000

Net (loss) profit for the year	(Ps	2,084,037)	(Ps.	528,488)	(Ps.	1,186,497)
Other comprehensive income:
Accumulated effect of deferred taxes		—		—		208,135

Total other comprehensive income		—		—		208,135

Total comprehensive income	(Ps	2,084,037)	(Ps.	528,488)	(Ps.	978,362)

Note  21 — Financial Instruments

     The Company determines the fair value of outstanding financial instruments as follows:

a.	Cash and cash equivalents: the carrying value approximates fair value due to its short-term nature.

b.	Restricted cash: the Company estimated fair value of restricted cash, which was held in U.S.A. treasury bonds, based on public rates available for U.S. treasury bonds of the same duration.

c.	Accounts receivable and payable: the carrying value approximates fair value due to its short-term nature.

d.	Notes payable: Carrying value approximates fair value due to its short-term nature.

e.	Long-term debt: the Company estimates the fair value of its long-term debt based on public and current rates available for debt of the same remaining duration.

f.	Derivatives: the Company determined the fair value of derivative financial instruments as follows:

Foreign-currency exchange forward contracts

     The Company purchased foreign-currency exchange forward contracts with contract terms of up to three years to protect itself against the adverse effect that exchange rate fluctuations may have on foreign currency-denominated liabilities, principally U.S. dollars.

     During 2001, 2000 and 1999, the Company used derivative instruments to hedge its foreign-currency exposure of approximately 50% of the principal and interest payments coming due over the next year. In August and October 2001, the Company also used foreign-currency exchange forward contracts to hedge its exchange rate exposure on the Notes due 2004 for U.S.$150,000 and its interest payments of U.S.$34,500. Until its early termination, these derivatives were highly effective since a foreign currency rate change on the forward contract is offset by a corresponding change in the value of the hedged loan.

     In October 2002, the Company early terminated its foreign-currency exchange forward contracts hedging its exchange rate exposure on the Notes due 2004, paying a termination fee of U.S.$1,687.

     As of December 31, 2002, the Company does not have any foreign-currency exchange contracts.

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

     On February 26, 1999, Old Iusacell entered into an additional interest rate collar agreement to limit the maximum interest rate, which must be paid on U.S.$15,000 of its floating rate debt until July 30, 2002. This collar agreement limits the maximum effective LIBOR cost to 5.82% if six-month LIBOR is lower than 6.82% and 6.82% if LIBOR equals or exceeds 6.82%. Old Iusacell can participate in a decline in LIBOR to 4.75%.

     These interest rate collars expired during 2002.

     At December 31, the fair values of financial instruments were as follows:

	2002				2001

	Carrying			Fair		Carrying		Fair
	value			value		value		value

Cash and cash equivalents	Ps	160,035	Ps.	160,035	Ps.	439,185	Ps.	439,185
Restricted cash		—		—		464,859		464,859
Accounts receivable		1,036,298		1,036,298		1,317,966		1,317,966
Accounts payable		1,361,507		1,361,507		2,177,951		2,177,951
Foreign currency hedge contracts		—		—		—		(179,073)
Interest rate collar		—		—		—		(15,284)
Notes payable		125,272		125,272		116,306		116,306
Long-term debt:
Unsecured senior notes due 2004		1,565,895		782,947		1,453,824		1,497,439
Unsecured senior notes due 2006		3,653,755		1,096,126		3,392,257		3,646,676
BNP credit agreement		242,530		242,530		195,754		195,754
BNP refaccionario loan		35,665		35,665		34,545		34,545
Amended and restated syndicated loan		2,772,902		2,772,902		2,574,447		2,574,447

Note  22 — Segment Information

     The Company’s segment data is prepared in accordance with International Accounting Standard No.14 (revised). Reportable segments are those that are based on the Company’s method of internal reporting.

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

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The Company’s three reportable segments and their principal activities are:

     Cellular - The Company operates and provides wireless cellular telephone services in five of the nine Regions in the Mexican market. The Company serves customers in large metropolitan areas such as Mexico City, Guadalajara, León, Puebla and Mérida. The Company’s services include “value added services” such as voice mail and caller identification of incoming calling numbers.

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

     Other businesses - The Company provides paging, local telephony, microwave links and data transmission services. It has concessions for PCS services, which started to be provided at the end of 2001.

     The tables below present information about reportable segments for the years ended December 31, 2002, 2001 and 2000 under Mexican GAAP measurement:

	Year ended December 31, 2002

			Long		Other		Total		Reconciling		Total
	Cellular		distance		Businesses		segments		items (2)		consolidated

Revenues — third party	Ps.	5,221,715	Ps.	269,996	Ps.	35,245	Ps.	5,526,956		—	Ps.	5,526,956
Revenues — affiliates		4,166,390		324,935		1,482,485		5,973,810	(Ps.	5,973,810)		—
Depreciation and amortization		1,967,917		123,857		157,115		2,248,889		(1,824)		2,247,065
Operating loss		(59,763)		(138,351)		(203,973)		(402,087)		(55,225)		(457,312)
EBITDA (1)		1,908,154		(14,494)		(46,858)		1,846,802		(57,049)		1,789,753
Total assets		18,632,206		1,381,134		13,043,793		33,057,133		(17,934,505)		15,122,628
Capital expenditures		494,759		13,306		342,877		850,942		—		850,942

	Year ended December 31, 2001

			Long		Other		Total		Reconciling		Total
	Cellular		distance		Businesses		segments		items (2)		consolidated

Revenues — third party	Ps.	6,216,388	Ps.	310,206	Ps.	70,604	Ps.	6,597,198		—	Ps.	6,597,198
Revenues — affiliates		3,184,173		668,920		1,456,965		5,310,058	(Ps.	5,310,058)		—
Depreciation and amortization		2,616,612		107,725		52,717		2,777,054		(8,533)		2,768,521
Operating loss		(443,297)		(124,534)		(79,334)		(647,165)		586,853		(60,312)
EBITDA (1)		2,173,315		(16,809)		(26,617)		2,129,889		578,320		2,708,209
Total assets		29,261,228		988,266		2,237,742		32,487,236		(14,970,956)		17,516,280
Capital expenditures		1,629,171		94,582		171,951		1,895,704		—		1,895,704

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2000

			Long		Other		Total		Reconciling		Total
	Cellular		distance		Businesses		segments		items (2)		consolidated

Revenues — third party	Ps.	5,866,914	Ps.	73,531	Ps	119,214	Ps.	6,059,659	(Ps.	3,355)	6,056,304
Revenues — affiliates		2,31,679		559,371		706,605		4,197,655		(4,197,655)	—
Depreciation and amortization		2,434,616		95,758		24,096		2,554,470		(8,181)	2,546,289
Operating loss		(139,139)		(130,013)		(169,634)		(438,786)		(8,661)	(447,447)
EBITDA (1)		2,295,477		(34,255)		(145,538)		2,115,684		(16,842)	2,098,842
Total assets		28,350,475		1,184,201		2,182,042		31,716,718		(14,302,881)	17,413,837
Capital expenditures		1,862,823		86,419		323,779		2,273,021		—	2,273,021

(1)	EBITDA as used by the Company is operating profit (loss) plus the sum of depreciation and amortization. The Company’s reconciliation of EBITDA to consolidated net profit (loss) under Mexican GAAP as of December 31, 2002, 2001 and 2000, is as follows:

(2)	Reconciling items primarily reflect inter-segment eliminations and certain non-recurring items.

	Years ended December 31,

	2002		2001		2000

EBITDA	Ps	1,789,753	Ps.	2,708,209	Ps.	2,098,842
Depreciation and amortization		(2,247,065)		(2,768,521)		(2,546,289)
Integral financing cost		(1,513,148)		(335,344)		(579,806)
Equity participation in net (loss) gain of associated companies and net (loss) gain on sale of equity investments		(9,741)		6,890		(20,767)
Assets tax and income tax		(120,470)		(154,749)		(165,246)
Minority interest		16,634		21,874		17,399
Profit from discontinued operations		—		—		9,370
Cumulative effect of the adoption of the new accounting pronouncements		—		(6,847)		—

Net loss for the year	(Ps	2,084,037)	(Ps.	528,488)	(Ps.	1,186,497)

NOTE  23 — Significant Differences Between Mexican GAAP and United States Generally Accepted Accounting Principles

     The Company’s consolidated financial statements are prepared on a Mexican GAAP basis, which differs in certain significant respects from United States generally accepted accounting principles (U.S. GAAP).

     The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the financial statements based on historical cost for Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican and U.S. GAAP are listed below together with an explanation, where appropriate, of the adjustments that affect consolidated net income for each of the three years in the period ended December 31, 2002, and stockholders’ equity as of December 31, 2002 and 2001.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     a.     Deferred income taxes

     Under Mexican GAAP, the Company applies revised Bulletin D-4. Under the methodology of Bulletin D-4, the Company recognized future tax consequences based on the difference between the financial statements and tax basis of assets and liabilities — temporary differences — as of the date of the financial statements. For purposes of the reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”, for all periods presented. The U.S. GAAP adjustment to deferred income taxes exists as a result of the other U.S. GAAP adjustments changing the book basis of the Company and as a result impacting various deferred tax balances and the related valuation allowance.

     SFAS 109 requires an asset and liability method of accounting whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax basis of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

     b.     Pre-operating costs

     Under Mexican GAAP, the Company capitalized certain pre-operating costs, primarily related to the development of the PCS network in regions 1 and 4 until 2001. Under U.S. GAAP, pre-operating costs are expensed as incurred.

     c.     Derivative financial instruments

     As mentioned in Note 21, the Company entered into interest rate collar agreements to hedge an aggregate notional amount of U.S.$50,000 of its floating rate debt. Additionally, during 2001 the Company purchased foreign-currency forward exchange contracts, which at December 31, 2001, hedged a notional amount of U.S.$201,000 in debt. The Company employs risk management strategies using foreign currency forwards and interest rate collar agreements. The Company does not hold derivatives for trading purposes.

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

     The Company’s derivative financial instruments are classified as cash flow hedges based on certain criteria established by SFAS 133. Accordingly, the effective portion of the gain or loss of the hedged instrument is reported in accumulated other comprehensive income, and its ineffective portion is reported in earnings. All of the Company’s derivatives were considered highly effective. The Company has no derivative financial instruments at December 31, 2002.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Prior to January 1, 2001, the differential to be paid or received as interest rates changed was accrued and recognized as an adjustment of interest expense at the balance sheet date. Additionally, the related amount payable or receivable from counter-parties was included in accrued other expenses at the balance sheet date.

     The cumulative effect on the adoption of this new accounting pronouncement amounted to Ps.6,847 as of January 1, 2001.

     d.     Gain from the exchange of non-monetary assets

     During 2002 and 2001, the Company entered into certain fiber optic cable swap agreements to exchange certain long-distance fiber optic cables fair valued at Ps.121,215 and Ps.150,812, respectively. Under Mexican GAAP, the Company recorded the transactions as both acquisitions (at the carrying value of the asset sold) and sales of fixed assets based on the contract amount, resulting in a gain on the sale of Ps.53,172 and Ps.145,229, for the years ended December 31, 2002 and 2001, respectively. Under U.S. GAAP, because the assets exchanged are similar productive assets and, on a net basis, no cash was exchanged, the transactions did not result in the recognition of earnings. Consequently, under U.S. GAAP, the acquisitions and sales would not have been recorded.

     In December 1998, the Company entered into another similar fiber optic cable swap agreement with Bestel for Ps.258,609, resulting in a gain on the sale of Ps.225,208 that was not recorded under U.S. GAAP.

     The cumulative gains recorded under Mexican GAAP for exchange of non-monetary assets taking place in 1999, 2001 and 2002 is Ps.423,609 at December 31, 2002.

     e.     Sale-leaseback transaction with MATC Celular

     As mentioned in Note 8c., during 2002 and 2001 the Company sold and leased-back 76 and 244, respectively, non strategic towers to MATC Celular.

     Under Mexican GAAP, sale-leaseback transactions are recognized with the use of the general criteria for capital and operating lease transactions pursuant to Bulletin D-5, “Leases”. The timing of the recognition of a gain derived from sale-leaseback transactions should be based on the subsequent lease classification criteria of the leaseback portion of the transaction. If the subsequent leaseback is accounted for as an operating lease, full immediate gain recognition is allowed whereas if the subsequent leaseback is accounted for as a capital lease, the gain is deferred and amortized in proportion with the estimated useful life of the asset leased. Based upon these criteria, the sale-leaseback agreement with MATC was recorded by the Company as an operating lease and consequently, the Ps.100,979 and Ps.325,436 gains were recognized at the date of the sale.

     Under U.S. GAAP, SFAS 28, “Accounting for Sales with Lease Backs”, this sale-leaseback transactions should be recognized as a single financing transaction in which any profit or loss on the sale is deferred and amortized by the seller, who becomes the lessee. As the Company retained “more than a minor part but less than substantially all” of the use of the assets leased and the profit on the sale does not exceed the present value of the minimum lease payments, the Company deferred Ps.86,643 and Ps.286,319 of the gains at the transaction dates. In addition, as the leaseback qualified as an operating lease, the Company is amortizing the deferred gain against the gross rental charged to expense over the lease term. Consequently, the U.S. GAAP net income for the years ended December 31, 2002 and 2001 was decreased Ps.70,503 and Ps.276,008, respectively.

     f.     Capitalized interest

     Mexican GAAP allows, but does not require, capitalization of financing costs as part of the cost of assets under construction. Financing costs capitalized include interest costs, gains from monetary position and foreign exchange losses. Under Mexican GAAP, the Company did not capitalize any financing costs for each of the years ended December 31, 2002, 2001 and 2000.

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

     g.     Goodwill and indefinite-lived intangible assets

     Under Mexican GAAP, the Company amortizes goodwill on a straight-line basis over a period of 20 years.

     In July 2001, the FASB issued SFAS 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” SFAS 141 supercedes Accounting Principles Board Opinion (APB) No. 16, “Business Combinations” and amends or supercedes a number of related interpretations of APB 16. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and changes the criteria to recognize intangible assets apart from goodwill. SFAS 142 supercedes APB 17, “Intangible Assets.” Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment.

     SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Accordingly, the Company applied SFAS 141 to the Portatel acquisition and SFAS 142 to the intangible assets acquired therein.

     Effective January 1, 2002, the Company adopted the provisions of SFAS 142. Goodwill is no longer amortized but is reviewed for impairment on an annual basis at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired; however if the carrying value of the reporting unit exceeds its fair value, an additional procedure must be performed. The additional procedure compares the implied fair value of the reporting unit (as defined by SFAS 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Upon adoption of SFAS 142, goodwill was tested for impairment and no impairment charges were recorded.

     Under Mexican GAAP goodwill continues to be amortized. For U.S. GAAP purposes, the reversal of goodwill amortization under Mexican GAAP increased the net income for the year ended December 31, 2002 in Ps.178,153.

     Additionally, the Company defined concessions as intangible assets with definite life, consequently, under both Mexican GAAP and U.S. GAAP, the amortization of this intangible asset continues.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The impact of adopting SFAS 142 on net loss and loss per share adjusted to exclude amortization expense related to goodwill is as follows:

	Years ended December 31,

	2002		2001		2000

Net loss for the year under U.S. GAAP	(Ps	1,913,649)	(Ps.	855,206)	(Ps.	1,200,451)
Amortization of goodwill		—		177,411		174,403

Pro-forma net loss for the year under U.S. GAAP	(Ps	1,913,649)	(Ps.	677,795)	(Ps.	1,026,048)

Basic and diluted net loss per share:
Reported loss per share	(Ps	1.03)	(Ps.	0.57)	(Ps.	0.86)

Pro-forma basic and diluted loss per share	(Ps	1.03)	(Ps.	0.45)	(Ps.	0.73)

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

     j.     Provision for consolidation of facilities

     During the year ended December 31, 1996, the Company recorded a charge and related provision for consolidation of facilities related to the pending sale and anticipated loss on the sale of its then corporate headquarters. Since the Company has not had the ability to remove such headquarters from operations, under U.S. GAAP, pursuant to the provisions of SFAS 121, “Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of,” an impairment charge would not have been recorded at December 31, 1996, therefore, under U.S. GAAP the charge and related provision recorded by the Company in 1996 has been reversed.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     k.     Net income (loss) and stockholders’ equity under U.S. GAAP

     The following is a summary of net (loss) profit and stockholders’ equity adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP:

	Years ended December 31,

	2002		2001		2000

Net loss under Mexican GAAP	(Ps.	2,084,037)	(Ps.	528,488)	(Ps.	1,186,497)
Pre-operating costs (Note 23b.)		3,877		(40,571)		(20,183)
Derivative financial instruments (Note 23c.)		170		—		6,496
Gain from the exchange of non-monetary assets (Note 23d.)		(53,172)		(145,229)		—
Depreciation of the gain from the exchange of non-monetary assets (Note 23d.)		24,737		22,521		—
Gain on the sale lease-back transaction (Note 23e.)		(70,503)		(276,008)		—
Capitalized interest (Note 23f.)		95,495		101,836		—
Depreciation of capitalized interest (Note 23f.)		(10,184)		—		—
Amortization of goodwill (Note 23g.)		178,153		2,102		—
Minority interest (Note 23i.)		1,252		8,327		—
Effect of inflation accounting on U.S. GAAP adjustments (Note 23h.)		563		304		(267)

Net loss under U.S.GAAP	(Ps.	1,913,649)	(Ps.	855,206)	(Ps.	1,200,451)

Weighted-average number of shares outstanding basic (thousands)		1,862,025		1,495,140		1,396,672

Basic and diluted net loss per share (pesos)	(Ps.	1.03)	(Ps.	0.57)	(Ps.	0.86)

     For the year ended December 31, 2001, there was no effect on the loss per share calculation for the cumulative effect of the adoption of the new accounting pronouncement.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The weighted-average number of shares outstanding under the Stock Purchase Plan at December 31, 2002 and 2001 was 6,485,124. Because of the anti-dilutive effect, outstanding options during 2002 and 2001 are not included in the computation of diluted (loss) per share for 2002 and 2001.

	As of December 31,

	2002		2001

Stockholders’ equity under Mexican GAAP	Ps.	5,365,102	Ps.	7,571,196
Pre-operating costs (Note 23b.)		(139,875)		(143,752)
Derivative financial instruments (Note 23c.)		—		(194,357)
Gain from the exchange of non-monetary assets (Note 23d.)		(423,609)		(370,437)
Accumulated amortization on the gain from the exchange of non-monetary assets (Note 23d.)		47,258		22,521
Gain on the sale lease-back transaction (Note 23e.)		(346,511)		(276,008)
Capitalized interest (Note 23f.)		197,331		101,836
Accumulated depreciation on capitalized interest (Note 23f.)		(10,184)		—
Amortization of goodwill (Note 23g.)		180,255		2,102
Minority interest (Note 23i.)		(581)		(123,888)
Provision for consolidation of facilities (Note 23j.)		20,866		20,866

Stockholders’ equity under U.S. GAAP	Ps.	4,890,052	Ps.	6,610,079

     Provided below is an analysis of changes in stockholders’ equity under U.S. GAAP:

	As of December 31,

	2002		2001

Opening balance	Ps.	6,610,079	Ps.	6,674,275
Increase in capital stock		—		985,499
Net loss for the year		(1,913,649)		(855,206)
Other comprehensive income:
Inflation effects		(563)		(304)
Derivative financial instruments		194,185		(194,185)

Closing balance	Ps.	4,890,052	Ps.	6,610,079

     l) Discontinued operations

     As described in Note 19, in December 1998, Old Iusacell decided to discontinue the operations of its subsidiary, Cellular Solutions, which was in the business of selling accessories for cellular handsets, and consequently, recognized a gain from discontinued operations amounting to Ps.9,370, for the year ended December 31, 2000. Under U.S. GAAP, the closing of this subsidiary does not constitute a discontinued operation under APB No.30. Accordingly, the gain (loss) from discontinued operations is recorded as operating income (expense).

     m) Depreciation

     Under Mexican GAAP, depreciation is not included in the measure of gross profit. Under U.S. GAAP, Ps.1,435,126, Ps.1,295,716 and Ps.1,365,798 for the years ended December 31, 2002, 2001 and 2000, respectively, are reclassified to cost of sales.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     n) Impairment of long-lived assets

     During the year ended December 31, 2002, the Company adopted SFAS 144, “Accounting for the Impairment of Long-Lived Assets.” SFAS 144 provides guidance on the accounting for the impairment or disposal of long-lived assets. SFAS 144 supercedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), “Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business”. SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. The adoption of SFAS 144 had no effect on the consolidated financial position or results of operations of the Company.

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

	Years ended December 31,

	2002	2001	2000(*)

Operating activities:
Net loss under U.S. GAAP	(Ps. 1,913,649)	(Ps. 855,206)	(Ps. 1,200,451)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation	1,435,126	1,295,716	1,365,798
Amortization	619,233	1,448,182	1,180,490
Gain on the sale of towers	(30,476)	(49,427)	—
Equity in (profit) loss of associated companies	9,741	(2,687)	20,767
Gain on sale of equity investments	—	(4,203)	—
Increase in allowance for doubtful accounts	61,336	114,613	99,919
Increase in allowance for obsolete and slow-moving inventories	11,213	69,777	44,825
Minority interest	(17,886)	(30,201)	(17,399)
Deferred income taxes and employee profit sharing	9,250	—	—
Gain on net monetary position and foreign exchange losses	612,510	(519,733)	(458,389)
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(214,434)	(153,519)	122,302
Inventories	221,238	(60,161)	(86,796)
Increase (decrease) in:
Trade accounts payable and related parties	(460,636)	163,194	8,175
Taxes and other payable	(224,163)	(277,254)	162,609
Income tax	16,637	21,874	38,231
Other	(55,014)	(11,980)	765

Net cash provided by operating activities	80,026	1,148,985	1,280,846

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years ended December 31,

	2002	2001	2000(*)

Financing activities:
Proceeds from notes payable and long-term debt	68,981	854,133	742,033
Payments of notes payable and long-term debt	(38,836)	(795,503)	(1,437,776)
Decrease in escrow account	464,859	462,019	536,311
Proceeds from related parties financing	—	81,347	—
Proceeds from equity offerings	—	985,499	1,695,566

Net cash provided by financing activities	495,004	1,587,495	1,536,134

	Years ended December 31,

	2002		2001		2000(*)

Investing activities:
Purchase of property and equipment, net		(863,694)		(2,054,136)		(2,262,344)
Proceeds from sales of investments in associated companies		(167,019)		4,203		(20,719)
Proceeds from the sale of towers		114,126		378,933		—
Acquisition of Portatel, net of cash		—		(523,553)		—
Purchase of other assets		87,441		(780,311)		(1,079,528)
Net cash used in investing activities		(829,146)		(2,974,864)		(3,362,591)
Translation and inflation effects in cash		(25,034)		(48,719)		(113,199)
Net decrease in cash		(279,150)		(287,103)		(658,810)
Cash at beginning of year		439,185		726,288		1,385,098

Cash at the end of year	Ps.	160,035	Ps.	439,185	Ps.	726,288

Interest paid	Ps.	782,583	Ps.	494,579	Ps.	927,025

Income tax paid	Ps.	154,999	Ps.	120,781	Ps.	148,809

(*)	Certain reclassifications were made in prior years to conform to classifications used in the most recent year.

2)	The assets tax charged to the provision for assets tax for the years ended December 31, 2002, 2001 and 2000 was as follows:

	Years ended December 31,

	2002		2001		2000

Asset tax not offset by current taxes	Ps.	111,220	Ps.	154,749	Ps.	165,246
Deferred tax		9,250		—		—

Provision for taxes	Ps.	120,470	Ps.	154,749	Ps.	165,246

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3)	Deferred income taxes

     Significant components of deferred income taxes under U.S. GAAP are as follows:

	December 31, 2002

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		U.S. GAAP
	Balances		Adjustments		Total

Deferred assets:
Allowance for doubtful accounts	Ps.	30,898			Ps.	30,898
Net operating loss carryforwards and tax credits		1,957,555				1,957,555
Reorganization reserve		3,914				3,914
Gain from the exchange of non-monetary assets		—		120,432		120,432
Pre-operating costs		—		44,760		44,760
Gain on the sale lease-back transaction		—		110,884		110,884
Valuation allowance		(811,447)		(216,189)		(1,027,636)

Deferred tax assets		1,180,920		59,887		1,240,807

Deferred liabilities:
Inventories		12,020				12,020
Property and equipment		858,345				858,345
Cellular telephones to be amortized		48,057				48,057
Concessions		98,646				98,646
Capitalized interest		—		59,887		59,887

Deferred tax liabilities		1,017,068		59,887		1,076,955

Net deferred tax assets	Ps.	163,852	Ps.	—	Ps.	163,852

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2001

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		U.S. GAAP
	Balances		Adjustments		Total

Deferred assets:
Allowance for doubtful accounts	Ps.	78,019			Ps.	78,019
Net operating loss carryforwards and tax credits		1,434,964				1,434,964
Reorganization reserve		26,346				26,346
Gain from the exchange of non-monetary assets		—	Ps.	121,771		121,771
Pre-operating costs		—		50,313		50,313
Derivative financial instruments		—		68,025		68,025
Gain on the sale lease-back transaction		—		96,602		96,602
Valuation allowance		(327,396)		(301,069)		(628,465)

Deferred tax assets		1,211,933		35,642		1,247,575

Deferred liabilities:
Inventories		93,852				93,852
Property and equipment		756,338				756,338
Cellular telephones to be amortized		64,730				64,730
Concessions		114,044				114,044
Capitalized interest		—		35,642		35,642

Deferred tax liabilities		1,028,964		35,642		1,064,606

Net deferred tax assets	Ps.	182,969	Ps.	—	Ps.	182,969

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4)	Stock Purchase Plan

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

		Years ended December 31,

		2002	2001	2000

Under Mexican GAAP:
Net loss	As reported	(Ps. 2,084,037)	(Ps. 528,488)	(Ps. 1,186,497)
	Pro forma	(2,088,224)	(535,866)	(1,196,319)
Basic and fully diluted	As reported	(1.12)	(0.35)	(0.85)
loss per share	Pro forma	(1.12)	(0.36)	(0.86)
Under U.S. GAAP:
Net loss	As reported	(Ps. 1,913,649)	(Ps. 855,206)	(Ps. 1,200,451)
	Pro forma	(1,917,836)	(862,584)	(1,210,273)
Basic and fully diluted	As reported	(1.03)	(0.57)	(0.86)
loss per share	Pro forma	(1.03)	(0.58)	(0.87)

These results may not be representative of the effects on pro forma net income for future years.

     The Company determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2002	2001	2000

Dividend yield	0%	0%	0%
Expected volatility	99%	74%	67%
Risk-free interest rate	4%	4%	14%
Expected lives (in years)	4.0	4.0	4.0

5)	New Accounting Pronouncements

     In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”, which is effective for fiscal years beginning after June 15, 2002. The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB 30. Gain and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified on a going forward basis.

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

     In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issue Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 replaces Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

     FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures.

     SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,” was issued on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results

     In January 2003, the FASB issued FASB Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003.

     In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS 150 improves the accounting for certain financial instruments

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. SFAS 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.

     The Company is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

6)	U.S. GAAP requires the desegregation of the account balances as disclosed below. There is no similar requirement under Mexican GAAP. As of December 31, the account balances were as follows:

	2002		2001

Recoverable taxes and other:
Interconnection fees	Ps.	69,513	Ps.	93,505
Recoverable VAT		179,644		340,185
Other taxes		57,889		23,352
Telephones to be amortized		141,345		—
Other		88,609		230,298

		537,000		687,340

Taxes and other payables:
Taxes and rights payable		246,241		217,314
Interest payable		123,063		129,180
Other		274,308		568,225

	Ps.	643,612	Ps.	914,719

7)	A significant portion of our trade receivables is represented by a small number of distributors. The Company’s three largest distributors accounted for 52% and 44% of our net trade accounts receivables as of December 31, 2002 and 2001, respectively. Management has established certain measures to reduce the risk associated with this concentration such as certain guarantees and property liens. Management believes that this distributor concentration will be reduced over time as the size of our operations grows. However, results of operations could be negatively affected, at least in the short term, if any defaults on payment occur with respect to these distributors.

NOTE 24 – Subsequent Events

Debt restructuring efforts

     A summary of subsequent events relating to the Company’s debt restructuring efforts are as follows:

a.	Technical defaults on amended restated syndicated loan

     On March 27, 2003, the Company announced that Old Iusacell received notification from lenders of the occurrence of two technical defaults under the U.S.$265,622 Amended and Restated Syndicated Loan Agreement dated as of March 29, 2001 (the Credit Agreement). The underlying defaults are due to the failure to obtain the consent of the lenders prior to the closing and opening of certain bank accounts and the failure to effect the registration of a mortgage on certain newly acquired assets within the time period specified in the Credit Agreement.

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The Company effected the registration of the mortgage and requested, but has not yet received, the consent of the lenders with respect to the bank accounts.

b.	Amendment and waiver under the Credit Agreement

     On April 28, 2003, as part of its debt restructuring effort, Old Iusacell received a temporary Amendment and Waiver (the Amendment) of the Debt/EBITDA leverage ratio and certain other provisions and technical defaults under the Credit Agreement. The Amendment was scheduled to expire on May 22, 2003 and at its expiration date the Amendment was extended to June 13, 2003 and further extended to June 26, 2003. If the Amendment is not extended, upon its expiration Old Iusacell will be in default of its Debt/EBITDA leverage ratio, which will constitute an event of default under the Credit Agreement, and the lenders under the Credit Agreement will have the remedies they would otherwise have had if the Amendment had not been executed.

     The Amendment contains covenants which expire on June 30, 2003 which restrict Old Iusacell from making any loans, advances, dividends or other payments to New Iusacell and require a proportionate prepayment of the loan under the Credit Agreement if the Company makes any principal payments of any of its indebtedness for borrowed money, excluding capital and operating leases.

     There is no assurance that the Company will obtain an extension of the Amendment at its expiration date and if the extension is not obtained, the lenders under the Credit Agreement can request the acceleration of its indebtedness in which case, the Credit Agreement, and due to cross-defaults, the Senior Notes due 2006 and the Senior Notes due 2004, would become immediately due and payable.

c.	Extinguishment of Santander refinanced credit facility

     On May 29, 2003, Old Iusacell reached an agreement with Santander to repay the remaining balance of U.S.$3,000 under a refinanced credit facility. Under this agreement, Old Iusacell and Santander agreed to settle the remaining amount for U.S.$1,500. Old Iusacell recognized the difference as an early extinguishment of debt under Mexican GAAP and therefore, recognize this amount as an extraordinary gain in 2003.

d.	Suspension of interest payment on Senior Notes

     On June 2, 2003, the Company announced that it determined that pending an agreement with its lenders on a restructuring plan, it would suspended the payment of U.S.$24,938 interest payment due June 1, 2003 on its Senior Notes due 2006. The Company has a thirty-day cure period to make the interest payment, before an event of default would occur. If the interest payment is not made within the thirty-day period an event of default would occur under the indenture governing the bonds, and the bondholders would have the right to accelerate the due date of the principal of the bonds or take other legal actions as they deem appropriate.

e.	Principal shareholders acceptance of tender offer to sell controlling interest

     On June 13, 2003, the Company announced that its two largest shareholders, Verizon and Vodafone, agreed to tender all of their shares, representing approximately 73.90% of the Company’s outstanding shares, in a public tender offer to be commenced in Mexico and the United States of America by Movil Access, S.A. de C.V., a Mexican telecommunications service provider. Once the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approves the tender offer and Verizon and Vodafone tender all of their shares, Verizon and Vodafone will lose the ability to manage the Company. Verizon and Vodafone will no longer be in a position to determine the Company’s policies and strategies, provide personnel to the Company on a secondment or consulting basis, manage the Company’s operations or provide the technical support, as well as operating synergies that the Company has historically relied on.

     Under the indentures governing the Senior Notes due 2006 and the Senior Notes due 2004, this constitutes a change of control under which the bondholders have the right to require New Iusacell and Old Iusacell, respectively, to repurchase such bondholders’ notes. This also constitutes a change of control and would constitute an event of

GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

default under the Credit Agreement so the lenders under the Credit Agreement would have the right to declare all amounts outstanding under the Credit Agreement immediately due and payable.

     The Company continues to evaluate with the assistance of an external financial advisor the alternatives for restructuring its debt. The Company’s ability to operate as a going concern is dependent upon its ability to successfully negotiate with its bank syndicate and note holders to preclude acceleration. However, although no assurances can be given, the Company remains confident that it will be able to continue operating as a going concern.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and as such do not include any adjustments that might result from the outcome of these uncertainties.

10% excise tax on telecommunications services

     On June 6, 2003, the Company was officially notified that by disposition of the appeal filed by the Mexican government, Mexico’s Supreme Court affirmed the ruling by a federal district court in favor of the Company in their injunction filed against the special telecommunications tax enacted by the Mexican Congress on January 1, 2002 (Note 13g.).

GRUPO IUSACELL

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years Ended 2000, 2001 and 2002
(Amounts expressed in Thousands of Mexican Pesos (Ps.)
with Purchasing Power as of December 31, 2002)

	Balance at		Charged to		Charged to				Balance at
	beginning		costs and		other				end of
	of period		expenses		accounts		Deductions		period

Allowance for obsolete and slow-moving inventories
2000	Ps.	9,430	Ps.	45,290	Ps.	0	Ps.	466	Ps.	54,254
2001		54,254		69,777		0		6,962		117,069
2002		117,069		11,213		0		25,044		103,238
Allowance for doubtful accounts
2000	Ps.	179,490	Ps.	99,919	Ps.	0	Ps.	45,089	Ps.	234,320
2001		234,320		114,613		0		126,021		222,912
2002		222,912		61,336		0		190,645		93,603

S-II

EXHIBIT INDEX

Exhibit
No.	Exhibit

1.1*	By-laws (estatutos) of Grupo Iusacell, S.A. de C.V., as amended on April 21, 2003, (English translation).

2.1	Shareholders Agreement dated as of March 30, 2001 by and among Iusacell, Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 2(a) of Iusacell’s Annual Report on Form 20-F for fiscal year 2000 — File No. 001-14938).

2.2	Indenture dated as of December 16, 1999 among Grupo Iusacell, S.A. de C.V., Verizon Communications Inc. and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 of the Registration Statement F-4 — Registration Number 333-95547).

2.3	Indenture dated as of July 25, 1997 among Grupo Iusacell Celular, S.A. de C.V., certain subsidiaries of Iusacell Celular, S.A. de C.V. and First Union National Bank, as trustee (incorporated herein by reference to Exhibit 4.1 of the Registration Statement F-4 — Registration Number 333-37431).

4.1	Agreement for Equipment, Furnish and Installation for Iusacell’s Cellular Network, dated as of December 10, 1997, among Grupo Iusacell Celular, S.A. de C.V., Lucent Technologies World Services, Inc. and Lucent Technologies de México, S.A. de C.V. (incorporated herein by reference to Exhibit A of Iusacell Celular’s Annual Report on Form 20-F for fiscal year 1997).

4.2	Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V. and JP Morgan, as sole Bookrunner and Lead Arranger, and The Chase Manhattan Bank, as Administrative Agent and Collateral Agent, BNP Paribas, Citibank N.A., The Toronto-Dominion Bank and BBVA Bancomer S.A., as Arrangers (incorporated herein by reference to Exhibit 4(b) of Iusacell’s Annual Report on Form 20-F for fiscal year 2000 — File No. 001-14938).

4.3*	Amended and Restated Master Lease Agreement (English version), dated as of May 16, 2002, among MATC Celular, S. de R.L. de C.V., Grupo Iusacell Celular, S.A. de C.V. and Iusacell Arrendadora, S.A. de C.V.

4.4*	Amended and Restated Master Lease Agreement (English version), dated as of May 16, 2002, between MATC Celular, S. de R.L. de C.V. and Grupo Iusacell Celular, S.A. de C.V., for and on behalf of itself and its affiliates.

4.5*	Amended and Restated Build-to-Suit and Site Development Agreement, dated as of May 16, 2002, between MATC Celular, S. de R.L. de C.V. and Grupo Iusacell Celular, S.A. de C.V., for and on behalf of itself and its affiliates.

4.6	First Amendment and Waiver, dated as of December 7, 2001, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.3 of Grupo Iusacell’s Annual Report on Form 20-F for fiscal year 2001 — File No. 001-14938).

Exhibit
No.	Exhibit

4.7*	Second Amendment and Waiver, dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent.

4.8*	First Amendment to the Second Amendment and Waiver, dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent.

4.9*	Second Amendment, dated as of June 10, 2003, to the Second Amendment and Waiver dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent.

7.1*	Computation of ratio of earnings to fixed charges.

8.1*	List of subsidiaries.

12.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.